As filed with the Securities and Exchange Commission on June 21, 2018

Registration No. 333-224169

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ALBERTSONS COMPANIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5411	47-4376911
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

250 Parkcenter Blvd.

Boise, ID 83706

Telephone: (208) 395-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert A. Gordon, Esq.

Executive Vice President and General Counsel

Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, ID 83706

Telephone: (208) 395-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart D. Freedman, Esq. Michael E. Gilligan, Esq. Antonio L. Diaz-Albertini, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Phone: (212) 756-2000 Fax: (212) 593-5955	James J. Comitale, Esq. Rite Aid Corporation Senior Vice President, General Counsel 30 Hunter Lane Camp Hill, PA 17011 Phone: (717) 761-2633 Fax: (717) 760-7867	Marie L. Gibson, Esq. Paul T. Schnell, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 Phone: (212) 735-3000 Fax: (212) 735-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”). (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.01 per share	120,713,196 shares(1)	$15.01	$1,812,376,065.99(2)	$225,641(3)(4)
Options to purchase common stock	—	—	—	—

(1)	Represents the estimated maximum number of shares of common stock, par value $0.01 per share, of the registrant to be issued upon completion of the merger described in the proxy statement/prospectus contained herein and is based upon the number of issued and outstanding shares of Rite Aid common stock on the date hereof, which will be converted into shares of the registrant on a 0.1079-to-one basis, and the maximum number of shares that Rite Aid may issue prior to the merger, which will also be so converted on a 0.1079-to-one basis, as well as options to purchase such common stock to be issued by the registrant in exchange for options to purchase shares of Rite Aid common stock. Pursuant to Rule 416, this registration statement also covers any additional shares of common stock issued or that become issuable from time to time under anti-dilution provisions included in such options as a result of stock splits, stock dividends and similar events.
(2)	Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is $1,812,376,065.99. Such amount equals the product of (a) 120,713,196, the estimated maximum number of shares to be registered including the shares issuable pursuant to the options registered hereby, and (b) $1.62, the average of the high and low sales prices for Rite Aid common stock as reported on the New York Stock Exchange on April 4, 2018 divided by 0.1079.
(3)	Computed in accordance with Rule 457(f) under the Securities Act to be $225,641, which is equal to 0.0001245 multiplied by the proposed maximum aggregate offering price of $1,812,376,065.99.
(4)	Previously paid in connection with the initial filing of this registration statement on April 6, 2018.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Albertsons Companies, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Albertsons Companies, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JUNE 21, 2018

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

[—], 2018

Dear Stockholder:

I am pleased to invite you to attend a special meeting of stockholders of Rite Aid Corporation, a Delaware corporation, which we refer to as Rite Aid, to be held on August 9, 2018 at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 8:30 a.m., Eastern time. As previously announced, Rite Aid has entered into an Agreement and Plan of Merger, dated as of February 18, 2018, which we refer to as the merger agreement, with Albertsons Companies, Inc., a Delaware corporation, which we refer to as ACI, Ranch Acquisition II LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of ACI, which we refer to as Merger Sub II, and Ranch Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of Merger Sub II, which we refer to as Merger Sub I. Pursuant to the terms of the merger agreement, at closing, Merger Sub I will merge with and into Rite Aid, with Rite Aid surviving the merger as a wholly-owned direct subsidiary of Merger Sub II, which we refer to as the merger, and, immediately following the merger, Rite Aid will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned direct subsidiary of ACI and a limited liability company, which we refer to as the subsequent merger and, together with the merger, the mergers. At the closing of the subsequent merger, Merger Sub II will be renamed “Rite Aid LLC.”

Upon the completion of the merger, each share of common stock, par value $1.00 per share, of Rite Aid, which is referred to as Rite Aid common stock, issued and outstanding immediately prior to the effective time of the merger, will be converted into the right to receive and become exchangeable for, at your election, either (i) 0.1000 of a fully paid and nonassessable share of common stock, par value $0.01 per share, of ACI, which we refer to as ACI common stock, plus $0.1832 in cash, without interest, or (ii) 0.1079 shares of ACI common stock. Based on the estimated number of shares of Rite Aid and ACI common stock that will be outstanding immediately prior to the closing of the merger, and depending upon the results of the cash elections, it is anticipated that, upon closing, existing ACI stockholders will own approximately 70.4% to 72.0% of the outstanding shares of ACI common stock, and former Rite Aid stockholders will own approximately 29.6% to 28.0% of the outstanding shares of ACI common stock, in each case on a fully diluted basis. Stockholders will not have appraisal rights under the Delaware General Corporation Law with respect to the merger because holders of shares of Rite Aid common stock are not required to receive consideration other than shares of ACI common stock (and cash in lieu of fractional shares, if any) in the merger, and shares of ACI common stock will be listed on the New York Stock Exchange immediately following the merger. The election to receive cash consideration is voluntary and dependent upon Rite Aid stockholders’ election (other than cash in lieu of fractional shares, if any).

At the special meeting of Rite Aid stockholders, Rite Aid stockholders will be asked to vote on (i) a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, which we refer to as the merger proposal, (ii) a proposal to approve, by means of a non-binding, advisory vote, compensation that will or may become payable to Rite Aid’s named executive officers in connection with the merger, which we refer to as the compensation proposal, and (iii) a proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting, which we refer to as the adjournment proposal.

Rite Aid’s board of directors, after considering the reasons more fully described in this proxy statement/prospectus, determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of Rite Aid and its stockholders, and adopted, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement. The Rite Aid board of directors unanimously recommends that you vote (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) ”FOR” the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

In considering the recommendation of the Rite Aid board of directors, you should be aware that the directors and executive officers of Rite Aid will have interests in the merger that are different from, and in addition to, the interests of Rite Aid stockholders generally. See the section entitled “Interests of the Directors and Officers of Rite Aid in the Merger” beginning on page [—] of this proxy statement/prospectus.

The enclosed proxy statement/prospectus provides detailed information about the special meeting, the merger agreement and the mergers. A copy of the merger agreement is attached as Annex A to the proxy statement/prospectus. The proxy statement/prospectus also describes the actions and determinations of Rite Aid’s board of directors in connection with its evaluation of the merger agreement and the mergers. We encourage you to read the proxy statement/prospectus and its annexes, including the merger agreement, carefully and in their entirety. You may also obtain more information about Rite Aid from documents we file with the U.S. Securities and Exchange Commission, which we refer to as the SEC, from time to time.

Whether or not you plan to attend the special meeting in person, please complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy electronically over the Internet or by telephone. If you attend the special meeting and vote in person by ballot, your vote will revoke any proxy that you have previously submitted. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you will receive from your broker, bank or other nominee.

Your vote is very important, regardless of the number of shares that you own. We cannot complete the merger unless the merger proposal is approved by the affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock. The failure of any stockholder of record to vote in person by ballot at the special meeting, to submit a signed proxy card or to grant a proxy electronically over the Internet or by telephone will have the same effect as a vote “AGAINST” the merger proposal. If you hold your shares in “street name,” the failure to instruct your broker, bank or other nominee on how to vote your shares will have the same effect as a vote “AGAINST” the merger proposal.

If you have any questions or need assistance voting your shares of Rite Aid common stock, please contact Morrow Sodali LLC, Rite Aid’s proxy solicitor, by calling (800) 662-5200 toll-free.

On behalf of Rite Aid’s board of directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

John T. Standley
Chief Executive Officer and Chairman of the Board of Directors

Neither the U.S. Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the transactions described in this document, including the merger, or determined if the information contained in this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [—], 2018 and, together with the enclosed form of proxy card, is first being mailed to stockholders of Rite Aid on or about [—], 2018.

Rite Aid Corporation

30 Hunter Lane

Camp Hill, Pennsylvania 17011

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Notice is hereby given that a special meeting of stockholders of Rite Aid Corporation, a Delaware corporation, which we refer to as Rite Aid, will be held on August 9, 2018, at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 8:30 a.m., Eastern time for the following purposes:

1. To consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of February 18, 2018, which we refer to as the merger agreement, by and among Albertsons Companies, Inc., a Delaware corporation, which we refer to as ACI, Ranch Acquisition II LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of ACI, which we refer to as Merger Sub II, Ranch Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of Merger Sub II, which we refer to as Merger Sub I, and Rite Aid, as it may be amended from time to time (a copy of the merger agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice), and the transactions contemplated by the merger agreement, including the mergers, which we refer to as the merger proposal;

2. To consider and vote on the proposal to approve, by means of a non-binding, advisory vote, compensation that will or may become payable to Rite Aid’s named executive officers in connection with the merger contemplated by the merger agreement, which we refer to as the compensation proposal;

3. To consider and vote on the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting, which we refer to as the adjournment proposal; and

4. To transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

The affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock, par value $1.00 per share, which is referred to as Rite Aid common stock, entitled to vote thereon is required to approve the merger proposal. The affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon is required to approve the compensation proposal. The affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon is required to approve the adjournment proposal. The failure of any stockholder of record to vote in person by ballot at the special meeting, to submit a signed proxy card or to grant a proxy electronically over the Internet or by telephone will have the same effect as a vote “AGAINST” the merger proposal, but will not have any effect on the compensation proposal or the adjournment proposal. If you hold your shares in “street name,” the failure to instruct your broker, bank or other nominee on how to vote your shares will have the same effect as a vote “AGAINST” the merger proposal, but will not have any effect on the compensation proposal or the adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” the merger proposal, the compensation proposal and the adjournment proposal.

Only stockholders of record as of the close of business on June 22, 2018 are entitled to notice of the special meeting and to vote at the special meeting or at any adjournment or postponement thereof. A list of stockholders entitled to vote at the special meeting will be available in Rite Aid’s offices located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, during regular business hours for a period of at least ten (10) days before the special meeting and at the place of the special meeting during the meeting.

Stockholders will not have appraisal rights under the Delaware General Corporation Law with respect to the merger because holders of shares of Rite Aid common stock are not required to receive consideration other than shares of ACI common stock (and cash in lieu of fractional shares, if any) in the merger, and shares of ACI common stock will be listed on the New York Stock Exchange immediately following the merger. The election to receive cash consideration is voluntary and dependent upon Rite Aid stockholders’ election (other than cash in lieu of fractional shares, if any).

The Rite Aid board of directors unanimously recommends that you vote (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) ”FOR” the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

By Order of the Board of Directors,

James J. Comitale
Senior Vice President, General Counsel and Secretary

Dated: [—], 2018

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) THROUGH THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished to you by such broker, bank or other nominee, which is considered the stockholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or other nominee cannot vote on any of the proposals, including the proposal to adopt the merger agreement, without your instructions.

If you fail to return your proxy card, to grant your proxy electronically over the Internet or by telephone, or to vote by ballot in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the special meeting. If you are a stockholder of record, voting in person by ballot at the special meeting will revoke any proxy that you previously submitted. If you hold your shares through a broker, bank or other nominee, you must obtain from the record holder a valid legal proxy issued in your name in order to vote in person at the special meeting.

We encourage you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and annexes to the accompanying proxy statement/prospectus, carefully and in their entirety. If you have any questions concerning the merger, the special meeting or the accompanying proxy statement/prospectus, or would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of common stock, please contact Rite Aid’s proxy solicitor:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll-Free: (800) 662-5200

Email: rad.info@morrowsodali.com

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Rite Aid from other documents that Rite Aid has filed with the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and through the SEC’s website at www.sec.gov.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning (i) Rite Aid, without charge, by written or telephonic request directed to Rite Aid, 30 Hunter Lane, Camp Hill, Pennsylvania 17011, Telephone: (717) 975-5809; or Morrow Sodali LLC, Rite Aid’s proxy solicitor, by calling toll-free at (800) 662-5200. Banks, brokerage firms and other nominees may call collect at (203)658-9400 or (ii) ACI, without charge, by written or telephonic request directed to ACI, 250 Parkcenter Blvd., Boise, Idaho 83706, Telephone: (208) 395-6200.

In order for you to receive timely delivery of the documents in advance of the special meeting of Rite Aid stockholders to be held on August 9, 2018, you must request the information no later than five (5) business days prior to the date of the special meeting (i.e., by August 2, 2018).

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by ACI (File No. 333-224169), constitutes a prospectus of ACI under Section 5 of the Securities Act with respect to the shares of common stock of Albertsons Companies, Inc. to be issued to Rite Aid stockholders pursuant to the merger agreement.

This document also constitutes a proxy statement of Rite Aid under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting, at which Rite Aid stockholders will be asked to consider and vote upon the merger proposal, the compensation proposal and the adjournment proposal.

ACI has supplied all information contained in this proxy statement/prospectus relating to ACI, and Rite Aid has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Rite Aid.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. ACI and Rite Aid have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated [—], 2018, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Rite Aid stockholders nor the issuance by ACI of shares of ACI common stock pursuant to the merger agreement will create any implication to the contrary.

i

EXPLANATORY NOTE

ACI, the registrant whose name appears on the cover of the registration statement of which this document forms a part, is a Delaware corporation. AB Acquisition LLC, which we refer to as AB Acquisition, is a Delaware limited liability company. ACI was formed for the purpose of reorganizing the organizational structure of AB Acquisition and its direct and indirect consolidated subsidiaries. Prior to December 3, 2017, ACI had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor Holdings LLC, which we refer to as Albertsons Investor, and KIM ACI, LLC, which we refer to as KIM ACI. In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to ACI in exchange for common stock issued by ACI. As a result, Albertsons Investor and KIM ACI became the parents of Albertsons Companies, Inc., owning all of its outstanding common stock with AB Acquisition and its subsidiary, Albertsons Companies, LLC, a Delaware limited liability company, becoming wholly-owned subsidiaries of ACI. On February 25, 2018, Albertsons Companies, LLC, a Delaware limited liability company, merged with and into ACI, with ACI as the surviving corporation (we refer to such transactions, collectively, as the ACI Reorganization Transactions). Prior to February 25, 2018, substantially all of the assets and operations of ACI were those of its subsidiary, Albertsons Companies, LLC. For more information about the ACI Reorganization Transactions, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI—The ACI Reorganization Transactions” beginning on page [—] of this proxy statement/prospectus.

Upon completion of the ACI Reorganization Transactions, Albertsons Investor and KIM ACI became the sole direct parent companies of ACI and owned 252,413,675 and 27,240,353 shares of common stock of ACI, respectively. In connection with, and immediately prior to the closing of, the merger, Albertsons Investor will distribute all of its shares of ACI common stock to its equity holders on a pro rata basis in accordance with the common units, management incentive units and investor incentive units held by such holders and KIM ACI will distribute shares of ACI common stock to its holders of management incentive units and investor incentive units on a pro rata basis in exchange for the common units, management incentive units and investor incentive units held by such holders (we refer to such distribution as the ACI Distribution). For more information about the ACI Distribution, see the section entitled “Certain Beneficial Owners of ACI Common Stock” beginning on page [—] of this proxy statement/prospectus.

IDENTICAL STORE SALES

As used in this proxy statement/prospectus to apply to ACI, the term “identical store sales” is defined as stores operating during the same period in both the current fiscal year and the prior fiscal year, comparing sales on a daily basis. Fuel sales are excluded from ACI identical store sales, and internet sales are included in identical store sales of the store from which the products are sourced for ACI. For ACI, the fiscal year ended February 24, 2018 is compared with the 52-week period ended February 25, 2017, the fiscal year ended February 25, 2017 is compared with the 52-week period ended February 27, 2016 and the fiscal year ended February 27, 2016 is compared with the 52-week period ended February 28, 2015. On an actual basis, acquired stores become identical on the one-year anniversary date of their acquisition. Stores that are open during remodeling are included in identical store sales. The stores divested in order to secure Federal Trade Commission, which we refer to as FTC, clearance of the Safeway acquisition by ACI are excluded from the identical store sales calculation beginning on December 19, 2014, the announcement date of the divestitures. Also included in this proxy statement/prospectus, where noted, are supplemental identical store sales measures for

ACI, which includes acquired Safeway Inc., New Albertsons L.P. and United Supermarkets, LLC stores, irrespective of their acquisition dates.

As used in this proxy statement/prospectus to apply to Rite Aid Corporation, identical store sales include all stores that have been open at least one year. Stores in liquidation are considered closed, and relocation stores are not included in identical store sales until one year has lapsed.

MARKET, INDUSTRY AND OTHER DATA

This proxy statement/prospectus includes market and industry data and outlook, which are based on publicly available information, reports from government agencies, reports by market research firms and/or ACI’s own estimates based on ACI’s management’s knowledge of and experience in the markets and businesses in which ACI operates. ACI believes this information to be reasonable based on the information available to it as of the date of this proxy statement/prospectus. However, ACI has not independently verified market and industry data from third-party sources. Historical information regarding supermarket and grocery industry revenues, including online grocery revenues, was obtained from IBISWorld. Forecasts regarding Food-at-Home inflation were obtained from the U.S. Department of Agriculture, which we refer to as the USDA. Information with respect to ACI’s market share was obtained from Nielsen ACView All Outlets Combined (Food, Mass and Dollar but excluding Drug). This information may prove to be inaccurate because of the method by which ACI obtained some of the data for its estimates or because this information cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, market conditions, customer preferences and the competitive landscape can and do change significantly. As a result, you should be aware that the market and industry data included in this proxy statement/prospectus and ACI’s estimates and beliefs based on such data may not be reliable. Neither ACI nor Rite Aid has verified the accuracy of such industry and market data.

In addition, the market value reported in the appraisals of the ACI properties described herein are an estimate of value, as of the date stated in each appraisal. The appraisals were subject to the following assumption: the estimate of market value as is, is based on the assumption that the existing occupant/user remains in occupancy in the foreseeable future, commensurate with the typical tenure of a user of this type, and is paying market rent as of the effective date of appraisal. Changes since the appraisal date in external and market factors or in the property itself can significantly affect the conclusions. As an opinion, the reported values are not necessarily a measure of current market value and may not reflect the amount which would be received if the property were sold today. While ACI is not aware of any misstatements regarding any appraisals, market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] and “Risk Factors” beginning on page [—] of this proxy statement/prospectus.

NON-GAAP FINANCIAL MEASURES

As used in this proxy statement/prospectus, with respect to ACI, EBITDA is defined as generally accepted accounting principles, which we refer to as GAAP, earnings (net income (loss)) before interest, income taxes, depreciation and amortization. As used in this proxy statement/prospectus, with respect to ACI, Adjusted EBITDA is defined as GAAP earnings (net income (loss)) before interest, income taxes, depreciation, and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. As used in this proxy statement/prospectus, with respect to ACI, Adjusted Net Income is defined as GAAP net income (loss) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. As used in this proxy statement/prospectus, with respect to ACI, Free Cash Flow is defined as Adjusted EBITDA less capital expenditures. See the section entitled “Summary—Summary Selected Historical Consolidated Financial Data of ACI” beginning on page [—] of this proxy statement/prospectus for further discussion and a reconciliation of Adjusted EBITDA and Adjusted Net Income.

As used in this proxy statement/prospectus, with respect to Rite Aid, EBITDA is defined as GAAP earnings (net income (loss)) before interest, income taxes, depreciation and amortization. As used in this proxy statement/prospectus, with respect to Rite Aid, Adjusted EBITDA is defined as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, inventory write-downs related to store closings, debt retirements, the merger termination fee paid to Rite Aid by Walgreens Boots Alliance, Inc., which we refer to as WBA, pursuant to the Amended and Restated Asset Purchase Agreement, dated as of September 18, 2017, by and among Rite Aid, WBA and Walgreen Co., which we refer to as the WBA asset purchase agreement, and other items (including stock-based compensation expense, merger and acquisition-related costs, severance and costs related to distribution center closures, gain or loss on sale of assets, and revenue deferrals related to our customer loyalty program). As used in this proxy statement/prospectus, with respect to Rite Aid, Free Cash Flow is defined as Adjusted EBITDA less cash paid for interest, rent on closed stores, capital expenditures, acquisition costs and the change in working capital.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Free Cash Flow (collectively, which we refer to as the Non-GAAP Measures) are performance measures that provide supplemental information ACI’s and Rite Aid’s management believe is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items ACI’s and Rite Aid’s management do not consider in assessing ACI’s and Rite Aid’s ongoing operating performance, and thereby facilitate review of ACI’s and Rite Aid’s operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to ACI’s and Rite Aid’s results of operations may be impacted by the effects of acquisition accounting on ACI’s and Rite Aid’s depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, ACI and Rite Aid believe the Non-GAAP Measures, as applicable, provide helpful information to analysts and investors to facilitate a comparison of each company’s operating performance to that of other companies. In addition, Rite Aid’s incentive compensation is based in part on Adjusted EBITDA and Rite Aid bases certain of its forward-looking estimates and budgets on Adjusted EBITDA. ACI also uses Adjusted EBITDA, as further adjusted for additional items defined in ACI’s debt instruments, for board of director and bank compliance reporting. Neither ACI’s nor Rite Aid’s presentation of Non-GAAP Measures should be construed as an inference that the combined company’s future results will be unaffected by unusual or non-recurring items.

Non-GAAP Measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of ACI’s or Rite Aid’s operating results or cash flows as reported under GAAP. Some of these limitations are:

•	Non-GAAP Measures do not reflect anticipated synergies;

•	Non-GAAP Measures do not reflect certain one-time or non-recurring cash costs to achieve anticipated synergies;

•	Non-GAAP Measures do not reflect changes in, or cash requirements for, ACI’s and Rite Aid’s working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on ACI’s and Rite Aid’s debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA and, with respect to acquired intangible assets, Adjusted Net Income, do not reflect any cash requirements for such replacements;

•	Non-GAAP Measures are adjusted for certain non-recurring and non-cash income or expense items that are reflected in ACI’s and Rite Aid’s statements of operations;

•	Non-GAAP Measures, other than Free Cash Flow, do not reflect ACI’s or Rite Aid’s capital expenditures or future requirements for capital expenditures or contractual commitments; and

•	Other companies in ACI’s and Rite Aid’s industries may calculate these measures differently than ACI or Rite Aid does, limiting their usefulness as comparative measures.

Because of these limitations, Non-GAAP Measures should not be considered as measures of discretionary cash available to ACI or Rite Aid to invest in the growth of its business. ACI and Rite Aid compensate for these limitations by relying primarily on their GAAP results and using Non-GAAP Measures only for supplemental purposes. Please see ACI’s and Rite Aid’s consolidated financial statements contained in this proxy statement/prospectus.

Pro forma Adjusted EBITDA, as presented in this proxy statement/prospectus, is also a supplemental measure of performance that is not required by or presented in accordance with GAAP.

DEFINITIONS

Unless otherwise indicated or as the context otherwise requires, a reference in this proxy statement/prospectus to:

•	“ACI” refers to Albertsons Companies, Inc., a Delaware corporation, or, prior to the ACI Reorganization Transactions, its predecessors, Albertsons Companies, LLC, a Delaware limited liability company, and AB Acquisition LLC, a Delaware limited liability company, in each case, together with their consolidated subsidiaries, and refers to the combined company following the completion of the merger;

•	“ACI common stock” refers to the common stock, par value $0.01 per share, of ACI;

•	“ACI Institutional Investors” refers to Klaff Realty, LP, Schottenstein Stores Corp., Lubert-Adler Partners, L.P., Colony NorthStar, Inc. and Kimco Realty Corporation, and each of their respective controlled affiliates and investment funds;

•	“adjournment proposal” refers to the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting;

•	“Cerberus” refers to Cerberus Capital Management, L.P., a Delaware limited partnership, and investment funds and accounts managed by it and its affiliates;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“combined company” refers to ACI and its subsidiaries, including Rite Aid, collectively, following the completion of the merger;

v

•	“compensation proposal” refers to the proposal to approve, by means of a non-binding, advisory vote, compensation that will or may become payable to Rite Aid’s named executive officers in connection with the merger as contemplated by the merger agreement;

•	“DGCL” refers to the General Corporation Law of the State of Delaware;

•	“effective time of the merger” refers to the time the merger becomes effective;

•	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•	“GAAP” refers to accounting principles generally accepted in the United States of America;

•	“merger” refers to the merger of Merger Sub I with and into Rite Aid, with Rite Aid surviving the merger as a wholly-owned subsidiary of ACI;

•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of February 18, 2018, by and among ACI, Merger Sub I, Merger Sub II and Rite Aid, a copy of which is attached as Annex A to this proxy statement/prospectus;

•	“merger proposal” refers to the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the mergers;

•	“mergers” refers, collectively, to the merger and the subsequent merger;

•	“Merger Sub I” refers to Ranch Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Merger Sub II;

•	“Merger Sub II” refers to Ranch Acquisition II LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of ACI;

•	“new ACI bylaws” refers to the amended and restated bylaws for ACI in substantially the form attached as Annex D, which will become effective immediately prior to the effective time of the merger, and which will be applicable to the combined company following the completion of the merger;

•	“new ACI certificate of incorporation” refers to the amended and restated certificate of incorporation for ACI in substantially the form attached as Annex C, which will become effective immediately prior to the effective time of the merger, and which will be applicable to the combined company following the completion of the merger;

•	“NYSE” refers to the New York Stock Exchange;

•	“proxy solicitor” refers to Morrow Sodali LLC, Rite Aid’s proxy solicitor;

•	“Rite Aid” refers to Rite Aid Corporation, a Delaware corporation;

•	“Rite Aid common stock” refers to the common stock, par value $1.00 per share, of Rite Aid;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

•	“special meeting” refers to the special meeting of Rite Aid stockholders to be held on August 9, 2018, or any adjournment thereof, at which Rite Aid stockholders will be asked to consider and vote upon the merger proposal, the compensation proposal and the adjournment proposal;

•	“subsequent merger” refers to the merger of Rite Aid, as the surviving corporation in the merger, with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a direct wholly-owned subsidiary of ACI and a limited liability company;

•	“surviving company” refers to Merger Sub II following the subsequent merger; and

•	“we”, “our” and “us” refers to ACI or Rite Aid, as applicable, prior to completion of the merger and ACI following the completion of the merger.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers are intended to address some commonly asked questions regarding the mergers, the merger agreement and the special meeting. These questions and answers may not address all questions that may be important to you as a Rite Aid stockholder. We encourage you to read carefully the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus, including the merger agreement, and the documents we incorporate by reference in this proxy statement/prospectus. You may obtain the documents and information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus. The merger agreement is attached as Annex A to this proxy statement/prospectus.

Q:	What is this document?

A:	Rite Aid has agreed to combine with ACI under the terms of the merger agreement that are described in this proxy statement/prospectus. This document is a proxy statement because it will be used by the Rite Aid board of directors to solicit proxies for the special meeting of the Rite Aid stockholders at which the Rite Aid stockholders will be asked to vote on the proposal to adopt the merger agreement, among other matters. This document is also a prospectus because it will be used by ACI to offer ACI common stock to Rite Aid stockholders in exchange for their Rite Aid common stock upon completion of the proposed merger. This document contains important information about the merger agreement and the details of the mergers, the business, results of operations and financial condition of Rite Aid and ACI, the combined capital stock, certain risk factors related to the mergers, Rite Aid and ACI, and other matters that are important to Rite Aid stockholders. Rite Aid urges all Rite Aid stockholders to read this proxy statement/prospectus, including all documents incorporated by reference into this proxy statement/prospectus, and annexes to this proxy statement/prospectus, carefully and in their entirety. In particular, Rite Aid urges you to read carefully “Risk Factors” beginning on page [—] of this proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	The Rite Aid board of directors is furnishing this proxy statement/prospectus and form of proxy card to the holders of Rite Aid common stock in connection with the solicitation of proxies to be voted at a special meeting of stockholders or at any adjournments or postponements of the special meeting.

Q:	When and where is the special meeting?

A:	The special meeting will take place on August 9, 2018, at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 8:30 a.m., Eastern time.

Q:	Who is entitled to vote at the special meeting?

A:	Only Rite Aid stockholders of record as of the close of business on June 22, 2018 are entitled to notice of the special meeting and to vote at the special meeting or at any adjournments or postponements thereof. Each holder of Rite Aid common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Rite Aid common stock that such holder owned as of the record date.

Q:	May I attend the special meeting and vote in person?

A:	Yes. All stockholders as of the record date may attend the special meeting and vote in person. Seating will be limited. Stockholders will need to present proof of ownership of Rite Aid common stock, such as a recent bank or brokerage account statement, and a form of personal identification to be admitted to the special meeting. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting. Even if you plan to attend the special meeting in person, Rite Aid encourages you to complete, sign, date and return the enclosed proxy card or to vote electronically over the Internet or via telephone to ensure that your shares will be represented at the special meeting. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you hold your shares in “street name,” because you are not the stockholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a valid legal proxy from your broker, bank or other nominee.

Q:	What am I being asked to vote on at the special meeting?

A:	You are being asked to consider and vote on the following proposals:

•	To adopt the merger agreement and the transactions contemplated by the merger agreement, including the mergers, which we refer to as the merger proposal;

•	To approve, by means of a non-binding, advisory vote, compensation that will or may become payable to Rite Aid’s named executive officers in connection with the merger as contemplated by the merger agreement, which we refer to as the compensation proposal; and

•	To approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting, which we refer to as the adjournment proposal.

Q:	What is the proposed merger and what effects will it have on Rite Aid?

A:	The proposed transaction is a series of two mergers whereby Rite Aid will become a subsidiary of ACI pursuant to the merger agreement. If the merger proposal is approved by the requisite number of holders of Rite Aid common stock and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub I will merge with and into Rite Aid, with Rite Aid surviving the merger as a wholly-owned direct subsidiary of Merger Sub II, and, immediately following the merger, Rite Aid will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned direct subsidiary of ACI and a limited liability company. As a result of the mergers, Rite Aid will become a wholly-owned direct subsidiary of ACI. Rite Aid expects to de-list its common stock from the NYSE and de-register its common stock under the Exchange Act as soon as reasonably practicable following the effective time of the merger. Thereafter, Rite Aid would no longer be a publicly traded company. If the merger is completed, you will not own any shares of the capital stock of Rite Aid, Merger Sub I or Merger Sub II, and instead will only be entitled to receive the stock election consideration and/or cash election consideration, as applicable, which we refer to as the merger consideration.

Q:	Will the ACI common stock be listed on a stock exchange?

A:	Prior to closing of the merger, ACI intends to file a listing application for the ACI common stock with the NYSE under the symbol “ACI,” and the combined company is expected to be publicly traded on the NYSE under this symbol following the completion of the mergers, subject to receipt of the NYSE’s approval and official notice of issuance. While trading in ACI common stock on the NYSE is expected to begin on the first business day following the date of completion of the mergers, there can be no assurance that a viable and active trading market will develop. For more information, please see the section entitled “The Merger—Listing of ACI Common Stock on the NYSE” beginning on page [—] of this proxy statement/prospectus.

Q:	What will I receive if the merger is completed?

A:	At the effective time of the merger, each share of Rite Aid common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of Rite Aid common stock owned, directly or indirectly, by ACI, Merger Sub I or Rite Aid (including shares of Rite Aid common stock held as treasury stock by Rite Aid), and in each case not held on behalf of third parties, immediately prior to the effective time of the merger) will be converted into the right to receive and become exchangeable for 0.1000, which we refer to as the base exchange ratio, of a fully paid and nonassessable share of ACI common stock, without interest, which we refer to as the base consideration, plus, at the election of the holder of Rite Aid common stock, either:

•	for each share of Rite Aid common stock with respect to which an election to receive cash has been effectively made and not revoked or redeemed, and for each share of Rite Aid common stock with respect to which a Rite Aid stockholder has not made an election to receive cash or stock, an amount in cash equal to $0.1832 per share, without interest, which we refer to as the additional cash consideration (and which, together with the base consideration, we refer to as the cash election consideration); provided, that to the extent the aggregate additional cash consideration to be paid to any holder of shares of Rite Aid common stock for all such holder’s shares of Rite Aid common stock held in a single account would result in such stockholder being entitled to a fraction of a cent in cash with respect to the shares of Rite Aid common stock held in such account, such aggregate amount will be rounded down to the nearest whole cent; or

•	for each share of Rite Aid common stock with respect to which an election to receive additional ACI common stock has been effectively made and not revoked, 0.0079, which we refer to as the additional stock election exchange ratio (and which, together with the base exchange ratio, we refer to as the stock election exchange ratio), of a fully paid and nonassessable share of ACI common stock, without interest, which we refer to as the additional stock consideration (and which, together with the base consideration, we refer to as the stock election consideration).

For the avoidance of doubt, the cash election consideration consists of both the base consideration, which consists of ACI common stock, and the additional cash consideration, which consists of cash. No fractional shares of ACI common stock will be issued in the merger, and in lieu thereof, holders of Rite Aid common stock who would otherwise have been entitled to a fraction of a share of ACI common stock will be paid upon surrender of shares of Rite Aid common stock (and after taking into account and aggregating the total number of shares of ACI common stock to be issued in exchange for the shares of Rite Aid common stock represented by all certificates, or book-entry shares, as applicable, surrendered by such holder and the shares of ACI common stock received by such holder as a result of both the base exchange ratio and the additional stock election exchange ratio) cash in an amount, without interest and rounded to the nearest cent, representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent, on behalf of all such holders, of all fractional shares of ACI common stock which would otherwise be issued.

Q:	What will be the ownership structure of the combined company after the consummation of the merger?

A:	Based on the estimated number of shares of Rite Aid and ACI common stock that will be outstanding immediately prior to the closing of the merger, and depending upon the result of the cash election, it is anticipated that, upon closing, existing ACI stockholders will own approximately 70.4% to 72.0% of the outstanding shares of ACI common stock, and former Rite Aid stockholders will own approximately 29.6% to 28.0% of the outstanding shares of ACI common stock, in each case on a fully diluted basis.

Q:	How do I calculate the value of the merger consideration?

A:	Because ACI will issue shares of ACI common stock in exchange for each share of Rite Aid common stock, the value of the merger consideration that Rite Aid stockholders receive will depend on the per share value of ACI common stock at the effective time of the merger. Prior to the effective time, there has not been and will not be an established public trading for ACI common stock. The price of the ACI common stock at the effective time will reflect the combination of ACI and Rite Aid, and will be unknown until the commencement of trading following the effective time of the merger. The base exchange ratio and the additional stock election exchange ratio are fixed and thus will not fluctuate up or down based on the market price of a share of Rite Aid common stock prior to the merger.

Q:	When is the election deadline?

A:	The election deadline is 5:00 p.m. New York City time on a date mutually agreed by Rite Aid and ACI but which in no event will be less than one day prior to the anticipated closing date. Rite Aid and ACI will issue a joint press release announcing the anticipated date of the election deadline not more than fifteen business days before, and at least five business days prior to, the anticipated date of the election deadline. If Rite Aid and ACI jointly agree to postpone the election deadline to a later date, ACI and Rite Aid will promptly announce any such delay and, when determined, the rescheduled election deadline. The election deadline has not been established as of the date of this proxy statement/prospectus.

Q:	How do Rite Aid stockholders make an election?

A:	Not less than thirty days prior to the election deadline, ACI will instruct Broadridge Financial Solutions, Inc. (or if Broadridge Financial Solutions, Inc. is unwilling or unable to serve as exchange agent, a bank or trust company mutually agreed upon by Rite Aid and ACI, in either case, referred to as the exchange agent) to send to each record holder, as of five business days prior to such date, of Rite Aid common stock an election form. Each election form will permit the stockholder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such stockholder’s Rite Aid common stock with respect to which such holder elects to receive the stock election consideration, (ii) the number of shares of such holder’s Rite Aid common stock with respect to which such holder elects to receive the cash election consideration or (iii) that such holder makes no election with respect to such holder’s Rite Aid common stock, and, in such case of each of (i) and (ii), the particular shares for which the holder desires to make such election. Any shares of Rite Aid common stock with respect to which the exchange agent does not receive a properly completed election form prior to the election deadline will be deemed to be shares with respect to which no election has been made. The election form will indicate in a clear and unambiguous manner that a stockholder’s failure to make a proper election prior to the election deadline will result in such stockholder receiving cash election consideration for such shares for which no proper election has been made. Any election will have been properly made only if the exchange agent will have received a properly completed election form by the election deadline. If your shares of Rite Aid common stock are held in a brokerage or other custodial account, you should receive instructions from the entity which holds your shares advising you of the procedures for making your election. If you do not receive these instructions, you should contact the entity that holds your shares.

Subject to the terms of the merger agreement and of the election form, the exchange agent will have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the election form, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive. None of ACI, Merger Sub I, Merger Sub II, Rite Aid or the exchange agent will be under any obligation to notify any person of any defect in an election form. The election form will provide stockholders with a toll-free number to contact the exchange agent with any questions concerning making an election.

Q:	What type of merger consideration will stockholders receive if they do not make an election?

A:	A stockholder’s failure to make a proper election prior to the election deadline will result in such stockholder receiving cash election consideration for such shares for which no proper election has been made.

Q:	Can I make one election for some of my shares and another for the rest?

A:	Yes. Each election form will permit the holder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such stockholder’s Rite Aid common stock with respect to which such holder elects to receive the stock election consideration, (ii) the number of shares of such holder’s Rite Aid common stock with respect to which such holder elects to receive the cash election consideration or (iii) that such holder makes no election with respect to such holder’s Rite Aid common stock, and, in such case of each of (i) and (ii), the particular shares for which the holder desires to make such election.

Q:	Can I change or revoke my election after submitting an initial election?

A:	Yes. Any election form may be revoked or changed by the person submitting the form, by written notice received by the exchange agent prior to the election deadline. In the event an election form is revoked prior to the election deadline and no subsequent election is properly made prior to the election deadline, the shares of Rite Aid common stock represented by such election form will be deemed to be shares with respect to which no election has been made. A stockholder’s failure to make a proper election prior to the election deadline will result in such stockholder receiving cash election consideration for such shares for which no proper election has been made.

Q:	What do I need to do now?

A:	Rite Aid encourages you to read this proxy statement/prospectus, the annexes to this proxy statement/prospectus, including the merger agreement, and the documents we refer to in this proxy statement/prospectus carefully and consider how the mergers affect you. Then complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope or grant your proxy electronically over the Internet or by telephone, so that your shares can be voted at the special meeting. If you hold your shares in “street name,” please refer to the voting instruction forms provided by your broker, bank or other nominee to vote your shares.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, under the terms of the merger agreement, you will receive shortly thereafter a letter of transmittal instructing you to send your stock certificates to the exchange agent in order to receive the merger consideration for each share of your common stock represented by the stock certificates. You should use the letter of transmittal to exchange your stock certificates for the stock election consideration and/or the cash election consideration, as applicable, to which you are entitled upon completion of the merger. After receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the ACI common stock in either certificated or book-entry form and any cash consideration to which you are entitled, if any. Please do not send in your stock certificates now.

Q:	What happens if I sell or otherwise transfer my shares of Rite Aid common stock after the record date but before the special meeting?

A:

The record date for the special meeting is earlier than the date of the special meeting and the date the merger is expected to be completed. If you sell or transfer your shares of your common stock after the record date but before the special meeting, unless special arrangements (such as the provision of a proxy) are made between you and the person to whom you sell or otherwise transfer your shares and each of you notifies Rite Aid in writing of such special arrangements, you will transfer the right to receive the merger consideration, if the merger is completed, to the person to whom you sell or transfer your shares of Rite Aid common stock, but you will retain your right to vote these shares at the special meeting. Even if you sell or otherwise transfer your shares of common stock after the record date, Rite Aid encourages you to complete, date, sign and return the enclosed proxy card or vote via the Internet or telephone.

Q:	How does Rite Aid’s board of directors recommend that I vote?

A:	The Rite Aid board of directors, after considering the various factors described in the section entitled “The Merger—Recommendation of the Rite Aid Board of Directors; Rite Aid’s Reasons for the Merger” beginning on page [—] of this proxy statement/prospectus, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of Rite Aid and its stockholders, and adopted, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement.

The Rite Aid board of directors unanimously recommends that you vote (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) “FOR” the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:	You should carefully review the section entitled “Risk Factors” beginning on page [—] of this proxy statement/prospectus, which presents risks and uncertainties related to the merger, the combined company and the business and operations of each of ACI and Rite Aid.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by the Rite Aid stockholders or if the merger is not completed for any other reason, Rite Aid stockholders will not receive any payment for their shares of common stock. Instead, Rite Aid will remain an independent public company, your common stock in Rite Aid will continue to be listed and traded on the NYSE and registered under the Exchange Act and Rite Aid will continue to file periodic reports with the SEC.

Under specified circumstances, Rite Aid will be required to pay ACI a termination fee upon the termination of the merger agreement or will be entitled to receive a termination fee from ACI, as described in the sections entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fees” beginning on page [—] of this proxy statement/prospectus.

Q:	Do any of Rite Aid’s directors or officers have interests in the merger that may differ from those of Rite Aid stockholders generally?

A:

You should be aware that Rite Aid’s directors and executive officers may have interests in the merger that may be different from, or in addition to, the interests of Rite Aid stockholders generally. The Rite Aid board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and overseeing the negotiation of the merger agreement, in approving the merger agreement and the mergers and in recommending that the merger agreement be adopted by the stockholders of Rite Aid. For a description of the interests of Rite Aid’s directors and executive officers in the merger, see the section entitled “Interests of the Directors and Officers of Rite Aid in the Merger” beginning on page [—] of this proxy statement/prospectus.

Q:	What vote is required to adopt the merger agreement?

A:	The affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock is required to approve the merger proposal.

The failure of any stockholder of record to vote in person by ballot at the special meeting, to submit a signed proxy card or to grant a proxy electronically over the Internet or by telephone will have the same effect as a vote “AGAINST” the merger proposal. If you hold your shares in “street name,” the failure to instruct your broker, bank or other nominee on how to vote your shares will have the same effect as a vote “AGAINST” the merger proposal. An abstention will also have the same effect as a vote “AGAINST” the merger proposal.

As of June 22, 2018, the record date for determining who is entitled to vote at the special meeting, there were approximately [—] shares of Rite Aid common stock issued and outstanding. Each holder of Rite Aid common stock is entitled to one vote per share of stock owned by such holder as of the record date.

Q:	What vote is required to approve the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies?

A:	Assuming a quorum is present, approval of the compensation proposal requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon. Approval of the adjournment proposal, whether or not a quorum is present, requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon.

The failure of any stockholder of record to vote in person by ballot at the special meeting, to submit a signed proxy card or to grant a proxy electronically over the Internet or by telephone will not have any effect on the compensation proposal or the adjournment proposal. If you hold your shares in “street name,” the failure to instruct your broker, bank or other nominee on how to vote your shares will not have any effect on the compensation proposal or the adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” the compensation proposal and the adjournment proposal.

Q:	What happens if the non-binding advisory proposal to approve compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger is not approved?

A:	Approval, on a non-binding, advisory basis, of compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger is not a condition to completion of the merger. The vote is an advisory vote and is not binding. Accordingly, regardless of the outcome of the advisory vote, if the merger is completed, Rite Aid may still pay such compensation to its named executive officers in accordance with the terms and conditions applicable to such compensation.

Q:	What constitutes a quorum?

A:	As of the record date, there were [—] shares of Rite Aid common stock outstanding and entitled to be voted at the special meeting. The presence, either in person or represented by proxy, of the holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote at the special meeting will constitute a quorum at the special meeting. As a result, in order to have a quorum at the special meeting, at least [—] shares of Rite Aid common stock must be represented by stockholders present in person or by proxy at the special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Broker non-votes are shares held by a broker, bank or other nominee that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the three proposals, if a beneficial owner of shares of Rite Aid common stock held in “street name” does not give voting instructions to the broker, bank or other nominee with respect to any of the proposals, then those shares will not be present in person or represented by proxy at the special meeting. If there are any broker non-votes, then such broker non-votes will count for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares are registered directly in your name with Rite Aid’s transfer agent, Broadridge Financial Solutions, Inc., you are considered, with respect to those shares, to be the “stockholder of record.” In this case, this proxy statement/prospectus and your proxy card have been sent directly to you by Rite Aid.

If your shares are held through a broker, bank or other nominee, you are considered the “beneficial owner” of the shares of Rite Aid common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares by following their instructions for voting. You are also invited to attend the special meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the special meeting unless you request and obtain a valid legal proxy from your broker, bank or other nominee.

Q:	How may I vote?

A:	If you are a stockholder of record, there are four ways to vote:

•	By attending the special meeting and voting in person by ballot;

•	By visiting the Internet at the address on your proxy card;

•	By calling toll-free (within the U.S. or Canada) at the phone number on your proxy card; or

•	By completing, dating, signing and returning the enclosed proxy card in the accompanying prepaid reply envelope.

A control number, located on your proxy card, is designed to verify your identity and allow you to vote your shares of common stock, and to confirm that your voting instructions have been properly recorded when voting electronically over the Internet or by telephone. Please be aware that, although there is no charge for voting your shares, if you vote electronically over the Internet or by telephone, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Even if you plan to attend the special meeting in person, you are strongly encouraged to vote your shares of common stock by proxy. If you are a stockholder of record or if you obtain a valid legal proxy to vote shares which you beneficially own, you may still vote your shares of common stock in person at the special meeting even if you have previously voted by proxy. If you are present at the special meeting and vote in person, your previous vote by proxy will not be counted.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or electronically over the Internet or by telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or via telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee.

Q:	If my broker holds my shares in “street name,” will my broker vote my shares for me?

A:	Not without your direction. Your broker, bank or other nominee will only be permitted to vote your shares on any proposal only if you instruct your broker, bank or other nominee on how to vote. Broker non-votes are shares held by a broker, bank or other nominee that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the three proposals, if a beneficial owner of shares of Rite Aid common stock held in “street name” does not give voting instructions to the broker, bank or other nominee with respect to any of the proposals, then those shares will not be present in person or represented by proxy at the special meeting. If there are any broker non-votes, then such broker non-votes will be counted as a vote “AGAINST” the merger proposal, but will have no effect on the compensation proposal or the adjournment proposal. Therefore, it is important that you instruct your broker, bank or other nominee on how you wish to vote your shares.

Q:	May I change my vote after I have mailed my signed proxy card or otherwise submitted my vote by proxy?

A:	Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the special meeting by:

•	Submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;

•	Delivering a written notice of revocation to Rite Aid’s Secretary;

•	Signing another proxy card with a later date and returning it to Rite Aid prior to the special meeting; or

•	Attending the special meeting and voting in person.

If you hold your shares of common stock in “street name,” you should contact your broker, bank or other nominee for instructions regarding how to change your vote; or contact Rite Aid’s proxy solicitor, Morrow Sodali LLC at (800) 662-5200. You may also vote in person at the special meeting if you obtain a valid legal proxy from your broker, bank or other nominee.

Q:	What is a proxy?

A:	A proxy is your legal designation of another person, referred to as a “proxy,” to vote your shares of Rite Aid common stock. The written document describing the matters to be considered and voted on at the special meeting is called a “proxy statement.” The document used to designate a proxy to vote your shares of Rite Aid common stock is called a “proxy card.” The Rite Aid board of directors has designated John T. Standley, Darren W. Karst and James J. Comitale, and each of them with full power of substitution, as proxies for the special meeting.

Q:	If a stockholder gives a proxy, how are the shares voted?

A:	Regardless of the method you choose to vote, the individuals named on the enclosed proxy card, or your proxies, will vote your shares in the way that you indicate. When completing the Internet or telephone process or the proxy card, you may specify whether your shares should be voted “FOR” or “AGAINST” some or none of the specific items of business to come before the special meeting, or you may abstain from voting on all.

If you properly sign and return your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted as recommended by the Rite Aid board of directors with respect to each proposal.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, date, sign and return (or vote via the Internet or telephone with respect to) each proxy card and voting instruction card that you receive.

Q:	Who will count the votes?

A:	All votes will be counted by the independent inspector of election appointed for the special meeting.

Q:	Where can I find the voting results of the special meeting?

A:	Rite Aid intends to announce preliminary voting results at the special meeting and publish final results in a Current Report on Form 8-K that will be filed with the SEC within four (4) business days following the special meeting. All reports that Rite Aid files with the SEC are publicly available when filed. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Q:	Will I be subject to U.S. federal income tax upon the exchange of Rite Aid common stock for cash pursuant to the merger?

A:	The mergers, taken together, are expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the mergers so qualify, (i) Rite Aid stockholders that receive solely ACI common stock in the merger generally will not recognize gain or loss upon the exchange of shares of Rite Aid common stock for shares of ACI common stock pursuant to the merger, and (ii) Rite Aid stockholders that receive a combination of ACI common stock and cash in the merger generally will recognize gain (but not loss) equal to the lesser of the amount of cash received and the excess of the “amount realized” in the transaction (i.e., the fair market value of the ACI common stock received plus the amount of cash received) over their tax basis in their Rite Aid common stock. The U.S. federal income tax consequences described above may not apply to all holders of Rite Aid common stock. Because particular circumstances may differ, Rite Aid recommends that you consult your tax advisor to determine the U.S. federal income tax consequences relating to the mergers in light of your own particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction. A more complete description of the U.S. federal income tax consequences of the mergers is provided under “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus.

Q:	What will the holders of outstanding Rite Aid equity awards receive in the merger?

A:	At the effective time of the merger:

•	Each Rite Aid stock option will be assumed by ACI and converted into an ACI stock option, on the same terms and conditions as were applicable immediately prior to the completion of the merger, to acquire a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rite Aid stock option immediately prior to the effective time and (y) the base exchange ratio, with any fractional shares rounded down to the next lower whole number of shares after aggregating each individual holder’s Rite Aid stock options with the same exercise price. The exercise price of each such ACI stock option will be equitably adjusted to be equal to the quotient of (x) the excess of (i) the exercise price per share of Rite Aid common stock subject to such option over (ii) the additional cash consideration and (y) the base exchange ratio (which results will be rounded up to the nearest whole cent).

•	Each Rite Aid time- and performance-vesting restricted stock unit held by any grantee other than a current or former non-employee director, consultant, employee or other service provider of Rite Aid who will not continue in employment or service with ACI (each such grantee, we refer to as a former service provider), which we refer to as a Rollover RSU, will be assumed by ACI and converted into an ACI time-vesting restricted stock unit, which we refer to as an ACI RSU, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to a number of shares of ACI common stock equal to the product of (x) the number of Rollover RSUs held by the holder thereof immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement, and (y) the stock election exchange ratio, with any fractional shares rounded to the nearest whole number of shares.

•	Each Rite Aid restricted stock award held by any grantee other than a former service provider, which we refer to as a Rollover RSA, will be assumed by ACI and converted into an ACI restricted stock award, which we refer to as an ACI RSA, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to the number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rollover RSA immediately prior to the effective time and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Rollover RSA immediately prior to the effective time and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder and settled or paid to the holder shortly following the completion of the merger.

•	Each Rite Aid restricted stock award held by a former service provider, which we refer to as a Former Service Provider RSA, will vest and the holder will be entitled to receive a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder.

•

Each Rite Aid time- and performance-vesting restricted stock unit held by a former service provider, which we refer to as a Former Service Provider RSU, will vest and the holder will be entitled to receive a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of performance and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder. To the extent that any Former Service Provider RSU by its terms provides for settlement in cash, the holder instead will be entitled to receive the cash value of the number of whole shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional cash consideration.

Q:	When do you expect the merger to be completed?

A:	While there is no assurance that the merger will close, the parties are working toward completing the merger early in the second half of calendar year 2018. However, the exact timing of completion of the merger cannot be predicted because the completion of the merger is subject to conditions, including, among other things, adoption of the merger agreement by the Rite Aid stockholders and the receipt of regulatory approvals.

Q:	Who will serve on the combined company’s board of directors following the merger?

A:	Upon the closing of the merger, the board of directors of the combined company will be comprised of nine (9) members. As of the date of this proxy statement/prospectus, Rite Aid and ACI have identified all nine (9) members of the combined company’s board of directors:

•	ACI has identified its four (4) designees: Robert G. Miller, who was selected to be Chairman, Lenard B. Tessler, who was selected to be Lead Director, Allen M. Gibson and B. Kevin Turner;

•	Rite Aid has identified its four (4) designees: John T. Standley, David R. Jessick, Michael N. Regan and Marcy Syms; and

•	ACI and Rite Aid have identified Sharon L. Allen as the joint designee.

ACI first proposed that Allen M. Gibson or another identified person be jointly designated to the ninth director seat. Rite Aid requested that a different independent candidate be considered who, among other criteria and unlike the first two proposed persons, did not have any affiliation with or investment in Cerberus. ACI then proposed Sharon L. Allen to be jointly designated to the ninth director seat. Ms. Allen was asked to join the board of a predecessor company to ACI as an independent director when ACI was considering its proposed initial public offering in 2015, and has been on the board since June 2015. Ms. Allen had been the former Executive Chairman of Deloitte LLP from 2003 until her retirement in 2011, and currently is a director and Chair of the Audit Committee of each of Bank of America Corporation and First Solar Inc. Ms. Allen also served as the past Chairman of the National Board of the YMCA from 2012 to 2014 and she appeared on the Forbes list of “The 100 Most Powerful Women in the World” for four consecutive years from 2006 to 2009 and Directorships’ “100 Most Influential People in Corporate Governance” for four consecutive years from 2007 to 2010. Other than her service on the ACI board and its predecessor, Ms. Allen has no relationships with ACI, its current shareholders including Cerberus or Rite Aid, or their respective officers and directors. After carefully reviewing her qualifications, including through an interview of Ms. Allen conducted by Rite Aid’s lead independent director and all members of its nominating and governance committee, the Rite Aid board of directors unanimously approved the designation of Ms. Allen to the ACI board upon consummation of the merger.

For more information, please see the section entitled “The Merger—Governance of ACI Following the Merger” beginning on page [—] of this proxy statement/prospectus.

Q:	Where will the headquarters of the combined company be located and who will serve in senior leadership roles following the merger?

A:	Immediately following the merger, the combined company will have co-corporate headquarters in Boise, Idaho and in the Harrisburg, Pennsylvania metropolitan area. Mr. John T. Standley, the current Chief Executive Officer of Rite Aid, is expected to be the Chief Executive Officer of the combined company following the merger. Mr. Robert G. Miller, the current Chief Executive Officer of ACI, is expected to be the Chairman of the combined company following the merger. In addition to Messrs. Standley and Miller, the leadership team is expected to include ACI’s recently appointed President and Chief Operating Officer, Jim Donald, who previously served as Chief Executive Officer of Starbucks Corporation and as a senior executive at several food and drug retailers, including Wal Mart Stores, Inc., Albertson’s, Inc. and Safeway Inc. and Rite Aid’s current President and Chief Operating Officer, Kermit Crawford, who has significant experience in the drug retail and healthcare industries, including serving as a senior executive at WBA. The rest of the combined company’s executive team will be identified in due course as Rite Aid and ACI continue working towards closing of the transactions contemplated by the merger agreement.

Q:	How will my rights as a stockholder of ACI following the merger differ from my current rights as a Rite Aid stockholder?

A:	Immediately prior to the closing of the merger, ACI’s certificate of incorporation and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this proxy statement/prospectus. As a result, the rights of Rite Aid stockholders who become stockholders of ACI in the merger will continue to be governed by the laws of the State of Delaware, the new ACI certificate of incorporation and the new ACI bylaws. For more information, see the sections entitled “Comparison of Rights of ACI Stockholders and Rite Aid Stockholders” beginning on page [—] of this proxy statement/prospectus and “The Merger—Amendment and Restatement of ACI Certificate of Incorporation and Bylaws” beginning on page [—] of this proxy statement/prospectus.

Q:	Am I entitled to appraisal rights under the DGCL?

A:	No, Rite Aid stockholders will not have appraisal rights under the DGCL with respect to the merger because holders of shares of Rite Aid common stock are not required to receive consideration other than shares of ACI common stock (and cash in lieu of fractional shares, if any) in the merger and shares of ACI common stock will be listed on the NYSE immediately following the merger. The election to receive cash consideration is voluntary and dependent upon a stockholder’s election (other than cash in lieu of fractional shares, if any).

Q:	Who can help answer my questions?

A:	If you have any questions concerning the merger, the special meeting or this proxy statement/prospectus, or would like additional copies of this proxy statement/prospectus or need help voting your shares of Rite Aid common stock, please contact Rite Aid’s proxy solicitor:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll-Free: (800) 662-5200

Email: rad.info@morrowsodali.com

SUMMARY

The following summary highlights selected information in this proxy statement/prospectus and may not contain all the information that may be important to you as a Rite Aid stockholder. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to herein. Each item in this summary includes a page reference directing you to a more complete description of that topic. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Parties to the Merger (Page [—])

Rite Aid Corporation

30 Hunter Lane

Camp Hill, Pennsylvania 17011

(717) 761-2633

Rite Aid Corporation, a Delaware corporation, which we refer to as Rite Aid, was incorporated in 1968 and, after giving effect to the sale of certain stores to Walgreens Boots Alliance, Inc., which we refer to as WBA, is one of the largest retail drugstore chains in the United States based on both revenues and number of stores. As of May 7, 2018, Rite Aid operated 2,533 stores in 19 states across the country. Rite Aid is a pharmacy retail healthcare company that provides its customers and communities with a high level of care and service through various programs it offers through its two reportable business segments, its Retail Pharmacy segment and its Pharmacy Services segment. Rite Aid accomplishes its goal of delivering comprehensive care to its customers through its retail drugstores, RediClinic walk-in retail health clinics and transparent and traditional EnvisionRxOptions and MedTrak pharmacy benefit managers, which we refer to as PBMs. Rite Aid also offers fully integrated mail-order and specialty pharmacy services through EnvisionPharmacies. Additionally through Envision Insurance Company, EnvisionRxOptions also serves one of the fastest-growing demographics in healthcare: seniors enrolled in Medicare Part D. When combined with Rite Aid’s retail platform, this comprehensive suite of services allows Rite Aid to provide value and choice to customers, patients and payors and allows it to succeed in today’s evolving healthcare marketplace. Rite Aid is headquartered in Camp Hill, Pennsylvania.

Rite Aid common stock is listed on the NYSE under the symbol “RAD.”

Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, Idaho 83706

(208) 395-6200

Albertsons Companies, Inc., a Delaware corporation, which we refer to as ACI, was formed in 2015 in connection with the planned reorganizational transactions of AB Acquisition. For more information on the ACI Reorganization Transactions, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI—The ACI Reorganization Transactions” beginning on page [—] of this proxy statement/prospectus.

ACI is one of the largest food and drug retailers in the United States, with both a strong local presence and national scale. As of February 24, 2018, ACI operated 2,318 stores across 35 states and the District of Columbia under 20 well-known banners including Albertsons, Safeway, Vons, Jewel-Osco, Shaw’s, Acme, Tom Thumb, Randalls, United Supermarkets, Pavilions, Star Market, Haggen and Carrs, as well as meal kit company Plated (as defined herein) based in New York City. ACI operated 1,777 pharmacies, 1,275 in-store branded coffee shops and 397 adjacent fuel centers. Over the past five years, ACI has completed a series of acquisitions, beginning in March 2013 with its acquisition of New Albertson’s, Inc., which we refer to as NAI (now known as New Albertsons L.P., which we refer to as NALP) from SUPERVALU INC., which we refer to as SuperValu, which included the Albertsons stores that ACI did not already own and stores operating under the Acme, Jewel-Osco, Shaw’s and Star Market banners. In December 2013, ACI acquired United Supermarkets, LLC, which we refer to as United, a regional grocery chain in North and West Texas. In January 2015, ACI acquired Safeway Inc., which we refer to as Safeway, which at the time of the acquisition was the second-largest publicly traded food retailer in the United States, in a transaction that significantly increased ACI’s scale and geographic reach. For the fiscal year ended February 24, 2018, ACI achieved annual run-rate synergies related to the acquisition of Safeway of approximately $750 million. ACI also completed the acquisition of 73 stores from The Great Atlantic & Pacific Tea Company, Inc., which we refer to as A&P, for ACI’s Acme banner and 35 stores from Haggen Holdings, LLC, which we refer to as Haggen, during the fiscal year ended February 27, 2016, and ACI acquired an additional 29 stores from Haggen during the fiscal year ended February 25, 2017, 15 of which operate under the Haggen banner.

Ranch Acquisition Corp.

c/o Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, Idaho 83706

(208) 395-6200

Ranch Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Merger Sub II (as defined herein), was formed solely for the purpose of facilitating the merger and the other transactions contemplated by the merger agreement. We refer to Ranch Acquisition Corp. as Merger Sub I. Merger Sub I has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. Pursuant to the merger agreement, at the closing of the merger, Merger Sub I will be merged with and into Rite Aid, with Rite Aid surviving the merger as a wholly-owned subsidiary of ACI.

Ranch Acquisition II LLC

c/o Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, Idaho 83706

(208) 395-6200

Ranch Acquisition II LLC, a Delaware limited liability company and a wholly-owned subsidiary of ACI, was formed solely for the purpose of facilitating the merger and the other transactions contemplated by the merger agreement. We refer to Ranch Acquisition II LLC as Merger Sub II. Merger Sub II has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. Pursuant to the merger agreement, immediately after the merger, Rite Aid, as the corporation surviving the merger, will be merged with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned subsidiary of ACI and a limited liability company.

The Merger and the Merger Agreement (Page [—] and Page [—])

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

The proposed transaction is a series of two mergers whereby Rite Aid will become a subsidiary of ACI pursuant to the merger agreement. If the merger proposal is approved by the requisite number of holders of Rite Aid common stock and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub I will merge with and into Rite Aid, with Rite Aid surviving the merger as a wholly-owned direct subsidiary of Merger Sub II, and, immediately following the merger, Rite Aid will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned direct subsidiary of ACI and a limited liability company. As a result of the mergers, Rite Aid will become a wholly-owned direct subsidiary of ACI.

Following the merger, ACI common stock will be listed on the NYSE under the ticker symbol “ACI,” Rite Aid common stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (Page [—])

At the effective time of the merger, each share of Rite Aid common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of Rite Aid common stock owned, directly or indirectly, by ACI, Merger Sub I or Rite Aid (including shares of Rite Aid common stock held as treasury stock by Rite Aid), and in each case not held on behalf of third parties, immediately prior to the effective time of the merger) will be converted into the right to receive and become exchangeable for 0.1000, which we refer to as the base exchange ratio, of a fully paid and nonassessable share of ACI common stock, without interest, which we refer to as the base consideration, plus, at the election of the holder of Rite Aid common stock, either:

•	for each share of Rite Aid common stock with respect to which an election to receive cash has been effectively made and not revoked or redeemed, and for each share of Rite Aid common stock with respect to which a Rite Aid stockholder has not made an election to receive cash or stock, an amount in cash equal to $0.1832 per share, without interest, which we refer to as the additional cash consideration (and which, together with the base consideration, we refer to as the cash election consideration); provided, that to the extent the aggregate additional cash consideration to be paid to any holder of shares of Rite Aid common stock for all such holder’s shares of Rite Aid common stock held in a single account would result in such stockholder being entitled to a fraction of a cent in cash with respect to the shares of Rite Aid common stock held in such account, such aggregate amount will be rounded down to the nearest whole cent; or

•	for each share of Rite Aid common stock with respect to which an election to receive additional ACI common stock has been effectively made and not revoked, 0.0079, which we refer to as the additional stock election exchange ratio (and which, together with the base exchange ratio, we refer to as the stock election exchange ratio), of a fully paid and nonassessable share of ACI common stock, without interest, which we refer to as the additional stock consideration (and which, together with the base consideration, we refer to as the stock election consideration).

For the avoidance of doubt, the cash election consideration consists of both the base consideration, which consists of ACI common stock, and the additional cash consideration, which consists of cash. No fractional shares of ACI common stock will be issued in the merger, and in lieu thereof, holders of Rite Aid common stock who would otherwise have been entitled to a fraction of a share of ACI common stock will be paid upon surrender of shares of Rite Aid common stock (and after taking into account and aggregating the total number of shares of ACI common stock to be issued in exchange for the shares of Rite Aid common stock represented by all certificates, or book-entry shares, as applicable, surrendered by such holder and the shares of ACI common stock received by such holder as a result of both the base exchange ratio and the additional stock election exchange ratio) cash in an amount, without interest and rounded to the nearest cent, representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent, on behalf of all such holders, of all fractional shares of ACI common stock which would otherwise be issued.

Ownership of the Combined Company (Page [—])

Assuming all Rite Aid stockholders elect to receive the additional cash consideration, approximately 28.0% of the outstanding ACI common stock will be held by stockholders that were holders of Rite Aid common stock immediately prior to the effectiveness of the merger and approximately 72.0% of the ACI common stock will be held by stockholders that were holders of ACI common stock immediately prior to the effectiveness of the merger. Assuming all Rite Aid stockholders elect to receive the stock election exchange ratio, approximately 29.6% of the outstanding ACI common stock will be held by stockholders that were holders of Rite Aid common stock immediately prior to the effectiveness of the merger and approximately 70.4% of the ACI common stock will be held by stockholders that were holders of ACI common stock immediately prior to the effectiveness of the merger.

Governance of ACI Following the Merger (Page [—])

Headquarters

ACI and Rite Aid have agreed that ACI will have co-corporate headquarters, one in Boise, Idaho, and one in the Harrisburg, Pennsylvania metropolitan area.

Board of Directors

Upon the closing of the merger, the board of directors of the combined company will be comprised of nine (9) members. As of the date of this proxy statement/prospectus, Rite Aid and ACI have identified all nine (9) members of the combined company’s board of directors:

•	ACI has identified its four (4) designees: Robert G. Miller, who was selected to be Chairman, Lenard B. Tessler, who was selected to be Lead Director, Allen M. Gibson and B. Kevin Turner;

•	Rite Aid has identified its four (4) designees: John T. Standley, David R. Jessick, Michael N. Regan and Marcy Syms; and

•	ACI and Rite Aid have identified Sharon L. Allen as the joint designee.

ACI first proposed that Allen M. Gibson or another identified person be jointly designated to the ninth director seat. Rite Aid requested that a different independent candidate be considered who, among other criteria and unlike the first two proposed persons, did not have any affiliation with or investment in Cerberus. ACI then proposed Sharon L. Allen to be jointly designated to the ninth director seat. Ms. Allen was asked to join the board of a predecessor company to ACI as an independent director when ACI was considering its proposed initial public offering in 2015, and has been on the board since June 2015. Ms. Allen had been the former Executive Chairman of Deloitte LLP from 2003 until her retirement in 2011, and currently is a director and Chair of the Audit Committee of each of Bank of America Corporation and First Solar Inc. Ms. Allen also served as the past Chairman of the National Board of the YMCA from 2012 to 2014 and she appeared on the Forbes list of “The 100 Most Powerful Women in the World” for four consecutive years from 2006 to 2009 and Directorships’ “100 Most Influential People in Corporate Governance” for four consecutive years from 2007 to 2010. Other than her service on the ACI board and its predecessor, Ms. Allen has no relationships with ACI, its current shareholders including Cerberus or Rite Aid, or their respective officers and directors. After carefully reviewing her qualifications, including through an interview of Ms. Allen conducted by Rite Aid’s lead independent director and all members of its nominating and governance committee, the Rite Aid board of directors unanimously approved the designation of Ms. Allen to the ACI board upon consummation of the merger.

After the effective time, and until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause two nominees designated by Cerberus to be elected to the ACI board of directors. From and after such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, but beneficially owns at least five percent (5%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause one nominee designated by Cerberus to be elected to the ACI board of directors. Until such time as Cerberus ceases to beneficially own at least fifteen percent (15%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause directors designated by Cerberus to be elected Chairman and Lead Director, provided that, if Robert G. Miller has ceased to serve as Chairman, either the Chairman or the Lead Director will qualify as “independent” under the rules of the NYSE and will not be a partner or employee of Cerberus, its affiliates or any of the ACI Institutional Investors. Until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause a director designated by Cerberus to be elected Lead Director. Other than as described above, there are no agreements between Rite Aid and ACI regarding, and no decisions have been made with respect to, the selection of directors of ACI following the merger.

Management

ACI and Rite Aid expect that following the merger John T. Standley, the current Chairman and Chief Executive Officer of Rite Aid, will serve as Chief Executive Officer of ACI, although no agreement has been negotiated as of the date of this proxy statement/prospectus with respect to the terms of Mr. Standley’s expected employment. There can be no assurances that any such agreement with respect to Mr. Standley’s employment with ACI will be reached. Mr. Robert G. Miller, the current Chief Executive Officer of ACI, is expected to be the Chairman of the combined company following the merger. In addition to Mr. Standley, the leadership team is expected to include ACI’s recently appointed President and Chief Operating Officer, Jim Donald, who previously served as Chief Executive Officer of Starbucks Corporation and as a senior executive at several food and drug retailers, including Wal Mart Stores, Inc., Albertson’s, Inc. and Safeway Inc., and Rite Aid’s current President and Chief Operating Officer, Kermit Crawford, who has significant experience in the drug retail and healthcare industries, including serving as a senior executive at Walgreens Boots Alliance, Inc.

The rest of the combined company’s executive team will be identified in due course prior to the closing of the merger.

Recommendation of the Rite Aid Board of Directors; Rite Aid’s Reasons for the Merger (Page [—])

The Rite Aid board of directors, after considering various factors described herein, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of Rite Aid and its stockholders, and adopted, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement.

The Rite Aid board of directors unanimously recommends that you vote (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) “FOR” the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

For more information on Rite Aid’s reasons for the merger and the recommendation of the Rite Aid board of directors, see the section entitled “The Merger—Recommendation of the Rite Aid Board of Directors; Rite Aid’s Reasons for the Merger” beginning on page [—] of this proxy statement/prospectus.

Opinion of Rite Aid’s Financial Advisor (Page [—])

In connection with the proposed mergers, Rite Aid’s financial advisor, Citigroup Global Markets Inc., which we refer to as Citi, delivered a written opinion, dated February 17, 2018, to the Rite Aid board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of (i) the base exchange ratio plus the additional cash consideration or (ii) the stock election exchange ratio, as applicable, provided for in the merger agreement. The full text of Citi’s written opinion, dated February 17, 2018, to the Rite Aid board of directors, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Rite Aid board of directors (in its capacity as such) in connection with its evaluation of (i) the base exchange ratio plus the additional cash consideration or (ii) the stock election exchange ratio, as applicable, from a financial point of view and did not address any other terms, aspects or implications of the mergers. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Rite Aid to effect or enter into the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Rite Aid or the effect of any other transaction which Rite Aid might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to any election made by such securityholder or how such securityholder should vote or act on any matters relating to the proposed mergers or otherwise.

Information About the Special Meeting (Page [—])

Date, Time and Place

The special meeting of Rite Aid stockholders will be held on August 9, 2018 at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 8:30 a.m., Eastern time.

Purpose

At the special meeting, Rite Aid will ask Rite Aid stockholders of record as of the close of business on June 22, 2018, which we refer to as the record date, to vote on proposals (i) to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger, and (iii) to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

Record Date; Shares Entitled to Vote

You are entitled to vote at the special meeting if you owned shares of Rite Aid common stock on the record date. You will have one vote at the special meeting for each share of Rite Aid common stock you owned at the close of business on the record date.

Quorum

As of the record date, there were approximately [—] shares of Rite Aid common stock outstanding and entitled to be voted at the special meeting. A quorum of stockholders is necessary to hold a special meeting. The holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote at the special meeting, either present in person or represented by proxy, will constitute a quorum at the special meeting. As a result, [—] shares must be represented by proxy or by stockholders present and entitled to vote at the special meeting to have a quorum.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote thereon is required to approve the merger proposal. Assuming a quorum is present, approval of the compensation proposal requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon. Approval of the adjournment proposal, whether or not a quorum is present, requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon.

Share Ownership of Rite Aid Directors and Executive Officers

At the close of business on June 22, 2018, the record date, Rite Aid directors and executive officers beneficially owned and were entitled to vote, in the aggregate, [—] shares of Rite Aid common stock (excluding any shares of Rite Aid common stock that would be delivered upon exercise or conversion of stock options or other equity-based awards), which represented approximately [—]% of the outstanding shares of Rite Aid common stock on that date. Rite Aid’s directors and executive officers have informed Rite Aid that they currently intend to vote all of their shares of Rite Aid common stock (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) “FOR” the proposal to approve one or more adjournments or postponements of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of approval of the merger agreement.

Voting of Proxies

Any Rite Aid stockholder of record entitled to vote at the special meeting may submit a proxy by returning a signed proxy card by mail or voting electronically over the Internet or by telephone, or may vote in person by appearing at the special meeting. If you are a beneficial owner and hold your shares of Rite Aid common stock in “street name” through a broker, bank or other nominee, you should instruct your broker, bank or other nominee on how you wish to vote your shares of Rite Aid common stock using the instructions provided by your broker, bank or other nominee. Under applicable stock exchange rules, if you fail to instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee only has discretion to vote your shares on routine matters. Proposals 1, 2 and 3 in this proxy statement/prospectus are non-routine matters, and brokers, banks and other nominees therefore cannot vote on these proposals without your instructions. Therefore, it is important that you cast your vote or instruct your broker, bank or other nominee on how you wish to vote your shares.

If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the special meeting by submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy, signing another proxy card with a later date and returning it to Rite Aid prior to the special meeting or attending the special meeting and voting in person. If you hold your shares of common stock in “street name,” you should contact your broker, bank or other nominee for instructions regarding how to change your vote; or contact Rite Aid’s proxy solicitor, Morrow Sodali LLC at (800) 662-5200.

Treatment of Equity and Equity-Based Awards (Page [—])

The merger agreement provides that Rite Aid’s equity awards that are outstanding immediately prior to the effective time of the merger will be subject to the following treatment at the effective time of the merger:

Options.    Each Rite Aid stock option will be assumed by ACI and converted into an ACI stock option, on the same terms and conditions as were applicable immediately prior to the completion of the merger, to acquire a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rite Aid stock option immediately prior to the effective time and (y) the base exchange ratio, with any fractional shares rounded down to the next lower whole number of shares after aggregating each individual holder’s Rite Aid stock options with the same exercise price. The exercise price of each such ACI stock option will be equitably adjusted to be equal to the quotient of (x) the excess of (i) the exercise price per share of Rite Aid common stock subject to such option over (ii) the additional cash consideration and (y) the base exchange ratio (which results will be rounded up to the nearest whole cent).

Rollover RSUs.     Each Rollover RSU will be assumed by ACI and converted into an ACI RSU, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to a number of shares of ACI common stock equal to the product of (x) the number of Rollover RSUs held by the holder thereof immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement, and (y) the stock election exchange ratio, with any fractional shares rounded to the nearest whole number of shares.

Rollover RSAs.    Each Rollover RSA will be assumed by ACI and converted into an ACI RSA, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to the number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rollover RSA immediately prior to the effective time and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Rollover RSA immediately prior to the effective time and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder and settled or paid to the holder shortly following the completion of the merger.

Former Service Provider RSAs.    Each Former Service Provider RSA will vest and the holder will be entitled to receive a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder.

Former Service Provider RSUs.    Each Former Service Provider RSU will vest and the holder will be entitled to receive a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of performance and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder. To the extent that any Former Service Provider RSU by its terms provides for settlement in cash, the holder instead will be entitled to receive the cash value of the number of whole shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional cash consideration.

Interests of the Directors and Officers of Rite Aid in the Merger (Page [—])

Rite Aid stockholders should be aware that the directors and executive officers of Rite Aid may have certain interests in the merger that are different from, and in addition to, the interests of Rite Aid stockholders generally. The Rite Aid board of directors was aware of and considered these interests to the extent that such interests existed at the time, among other matters, in evaluating and overseeing the negotiation of the merger agreement, in approving the merger agreement and the transactions contemplated thereby and recommending that Rite Aid stockholders vote in favor of the merger proposal. These interests may include, among others:

•	Continued indemnification and directors’ and officers’ liability insurance to be provided by the combined company.

•	The treatment of outstanding equity awards described above in the section entitled “—Treatment of Equity and Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus.

•	Mr. Standley is expected to serve as Chief Executive Officer of the combined company following the merger.

•	The entitlement of a Rite Aid executive officer to receive severance benefits under his or her employment agreement if (i) the officer is terminated other than for cause or (ii) the officer resigns with good reason (as such terms are defined in the employment agreements), which we refer to as a qualifying termination, as follows:

•	Cash Severance. Cash severance equal to two times the executive’s annual base salary and target annual bonus for each of Messrs. Standley, Karst, Crawford, Everett and Schroeder, and cash severance equal to two times the executive’s annual base salary for each other executive officer (including Ms. Konrad).

•	Pro Rata Bonus. A pro rata target annual bonus to the extent that such targets have been achieved or exceeded for the fiscal year (based on the number of days in the fiscal year prior to termination).

•	Health Benefit Continuation. Two (2) years of continued coverage under the combined company’s health and medical plans for the executive and his or her covered dependents.

•	Accelerated Vesting of Certain Outstanding Equity Awards.

•	The employment agreement with Mr. Standley provides for the accelerated vesting of then-outstanding unvested Rite Aid options upon the occurrence of a change in control. The merger is expected to constitute a change in control for the purposes of Mr. Standley’s employment agreement. As of the date of this proxy statement/prospectus, the exercise price of the options held by Mr. Standley that would vest exceeds the per share merger consideration assumed for purposes of this proxy statement/prospectus as further described in the section entitled “Interests of the Directors and Officers of Rite Aid in the Merger—Accelerated Vesting of Equity and Equity-Based Awards Upon Certain Terminations—Acceleration of Equity and Equity-Based Awards Upon Termination” beginning on page [—] of this proxy statement/prospectus. Mr. Standley’s employment agreement further provides that, upon a qualifying termination, all outstanding restrictions with respect to any Rite Aid restricted stock awards will lapse to the extent the restrictions would have lapsed had Mr. Standley remained employed by Rite Aid for a period of three (3) years following the date of such termination.

•	The employment agreements with each of the other executive officers (including other named executive officers) provides that, upon a qualifying termination, all outstanding Rite

Aid stock options will immediately vest and become exercisable and, other than with respect to one executive officer, all restrictions with respect to any Rite Aid restricted stock awards will lapse, in each case, to the extent the restrictions would have lapsed had the executives remained employed by Rite Aid for a period of two (2) years following the date of such termination. As of the date of this proxy statement/prospectus, the exercise price of the options that would vest which are held by Rite Aid’s executive officers other than Mr. Crawford exceeds the per share merger consideration assumed for purposes of this proxy statement/prospectus as further described in the section entitled “Interests of the Directors and Officers of Rite Aid in the Merger—Accelerated Vesting of Equity and Equity-Based Awards Upon Certain Terminations—Acceleration of Equity and Equity-Based Awards Upon Termination” beginning on page [—] of this proxy statement/prospectus.

•	The entitlement of a Rite Aid executive officer to accelerated vesting of the unvested portion of his or her individual account balance under Rite Aid’s supplemental executive retirement plan upon a termination without cause within twelve (12) months of the completion of the merger.

•	The entitlement of a Rite Aid executive officer to accelerated vesting of his or her retention awards upon a qualifying termination.

If the proposal to adopt the merger agreement is approved by the Rite Aid stockholders and the merger closes, under the terms of the merger agreement, any shares of Rite Aid common stock held by Rite Aid’s directors and executive officers, including such shares held following the vesting or settlement of equity and equity-based awards, will be treated in the same manner as outstanding shares of common stock held by all other stockholders of Rite Aid entitled to receive the merger consideration described above in the section entitled “—Merger Consideration” beginning on page [—] of this proxy statement/prospectus.

Regulatory Approvals (Page [—])

General

Rite Aid and ACI have agreed to use their reasonable best efforts to take, and to assist and cooperate with each other in taking, all actions and to use their reasonable best efforts to do all things reasonably necessary, proper or advisable, to consummate the merger and the other transactions contemplated by the merger agreement, subject to certain specified limitations under the merger agreement. These approvals include approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act. Although Rite Aid and ACI expect that all required regulatory clearances and approvals will be obtained, Rite Aid and ACI cannot assure you that these regulatory clearances and approvals will be timely obtained or obtained at all, or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the closing of the merger not being satisfied.

HSR Act and U.S. Antitrust Matters

Under the merger agreement, the merger cannot be completed until the applicable waiting periods under the HSR Act (and any extension thereof) have expired or been terminated. Rite Aid and ACI filed their respective HSR Act notifications on February 26, 2018. The required 30-day waiting period under the HSR Act expired at 11:59 p.m. Eastern time on March 28, 2018.

Other Regulatory Approvals

Approval (or non-objection, grant of exemption or, in certain circumstances, alternative resolution, as the case may be) will be sought from (i) the state insurance regulator in the State of Ohio for the change of control of Envision Insurance Company, (ii) the Board of Pharmacy of the State of California with respect to the transfer of certain licenses, (iii) the Insurance Department of the State of Texas with respect to the change of control of Rite Aid’s subsidiaries licensed as third-party administrators in Texas, (iv) the state insurance regulator in the State of Utah with respect to the change of ownership of Rite Aid’s subsidiary licensed as a health discount program operator, and (v) the Boards of Pharmacy of the States of California, Georgia, Virginia, North Carolina and Maine and the California Department of Managed Care with respect to the application for certain licenses. To obtain these approvals, ACI and its applicable stockholders, or the applicable Rite Aid subsidiary, as the case may be, has filed or will file, acquisition of control or similar statements, notices or applications (or requests for grants of exemption relating thereto), as required by the insurance and health care laws and regulations of each applicable state or jurisdiction. The approval of a “Form A” application with the Ohio Department of Insurance for ACI and its applicable stockholder(s) (which was filed on April 24, 2018) is a condition to the completion of the merger. In addition, either prior to or following the completion of the merger, ACI or Rite Aid will be required to make change of control notification filings with various federal, state and local regulators pursuant to applicable insurance, pharmacy, health care, money transmitter, check cashing, liquor, tobacco, lottery/gaming, food stamp, seed/nursery agriculture, dairy, weights/measures and other laws and regulations (none of which notification filings are conditions to the completion of the merger).

No Appraisal Rights (Page [—])

Rite Aid stockholders will not have appraisal rights under the DGCL with respect to the merger because holders of shares of Rite Aid common stock are not required to receive consideration other than shares of ACI common stock (and cash in lieu of fractional shares, if any) in the merger and shares of ACI common stock will be listed on the NYSE immediately following the merger. The election to receive cash consideration is voluntary and dependent upon Rite Aid stockholders’ election (other than cash in lieu of fractional shares, if any).

Listing of ACI Common Stock on the NYSE (Page[—])

At this time, there is no established public trading market for ACI common stock. ACI common stock is not currently traded or quoted on a stock exchange or quotation system. At the closing of the merger, ACI will become a publicly traded company and the ACI common stock is expected to be listed on the NYSE under the symbol “ACI.”

Conditions to Completion of the Mergers (Page [—])

The obligations of ACI, Merger Sub I, Merger Sub II and Rite Aid to effect the merger are subject to the satisfaction or waiver by each of the parties to the merger agreement of the following conditions at or prior to the effective time:

•	Approval of the merger agreement by holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote on the merger;

•	Expiration or earlier termination of the waiting period under the HSR Act (which condition was satisfied on March 28, 2018);

•	The absence of any law or order prohibiting the merger;

•	Receipt by each of Rite Aid and ACI of the opinion of its respective counsel to the effect that the mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code;

•	Approval for listing on the NYSE of the shares of ACI common stock to be issued in the merger and to be reserved for issuance in connection with the merger;

•	Approval by the Ohio Department of Insurance (which “Form A” application was filed with the Ohio Department of Insurance on April 24, 2018);

•	Effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part;

•	Receipt by Rite Aid of no less than $4.076 billion of gross proceeds under the WBA asset purchase agreement (which condition was satisfied on March 13, 2018);

•	Distribution by Albertsons Investor of all shares of ACI common stock owned by it to its respective equityholders;

•	Delivery by ACI to Rite Aid of lock-up agreements, no action agreements and the standstill agreement, in each case, in the form agreed to by the parties to the merger agreement; and

•	Absence of a material adverse effect on Rite Aid and ACI, in each case, as defined in the merger agreement.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page [—] of this proxy statement/prospectus.

No Solicitation or Negotiation of Acquisition Proposals (Page [—])

As of the date of the merger agreement, Rite Aid agreed to immediately cease all activities, discussions or negotiations with any parties that may have been ongoing prior to the date of the merger agreement with respect to an acquisition proposal (as described below), to request that such parties promptly return or destroy all confidential information relating to Rite Aid or its subsidiaries previously furnished to such persons prior to the date of the merger agreement in connection with the consideration of alternative proposals and to immediately terminate access to data rooms previously granted to such parties.

Under the merger agreement, Rite Aid is generally not permitted to solicit or discuss acquisition proposals with third parties, subject to certain exceptions. Except as otherwise provided in the merger agreement, Rite Aid may not, and has agreed to cause its subsidiaries and its and its subsidiaries’ directors, officers and employees not to, and has agreed to use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage, knowingly induce or knowingly facilitate (including by providing nonpublic information relating to Rite Aid or its subsidiaries) the making of any acquisition proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an acquisition proposal;

•	engage or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential or nonpublic information or data to, any person in connection with, relating to or for the purpose of encouraging or facilitating, an acquisition proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an acquisition proposal (other than as described below);

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal, which we refer to as an alternative acquisition agreement; or

•	execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar written or oral agreement relating to any acquisition proposal.

For more information, see the section entitled “The Merger Agreement—Additional Agreements—No Solicitation” beginning on page [—] of this proxy statement/prospectus.

Alternative Proposals

Notwithstanding the restrictions described above, prior to, but not after, obtaining the stockholder approval of the proposal to adopt the merger agreement, Rite Aid is permitted to, in response to the receipt of a bona fide acquisition proposal made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement by Rite Aid and if the Rite Aid board of directors determines in good faith, after consultation with Rite Aid’s outside legal counsel and financial advisor, that such acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal:

•	furnish information with respect to Rite Aid to the party making such acquisition proposal pursuant to a confidentiality agreement, which we refer to as an acceptable confidentiality agreement, that contains terms (including standstill restrictions; provided that such standstill restrictions need not restrict a person from making an offer or proposal to Rite Aid (including the Rite Aid board of directors) in respect of an acquisition proposal) substantially no less restrictive to Rite Aid’s counterparty than those contained in the confidentiality agreement entered into by Rite Aid and ACI, dated September 18, 2017, which we refer to as the confidentiality agreement; and

•	engage in discussions or negotiations with such party regarding such acquisition proposal.

In addition, following the receipt of an acquisition proposal made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement by Rite Aid, Rite Aid may contact the person who had made such acquisition proposal solely for the purpose of clarifying the material terms of any such proposal and the likelihood and timing of consummation thereof. For more information, see the section entitled “The Merger Agreement—Additional Agreements—No Solicitation” beginning on page [—] of this proxy statement/prospectus.

No Change in Recommendation or Alternative Acquisition (Page [—])

The merger agreement provides that prior to, but not after, obtaining the stockholder approval of the proposal to adopt the merger agreement, the Rite Aid board of directors may, in response to a bona fide, unsolicited acquisition proposal that was made after the date of the merger agreement in circumstances not otherwise involving a material violation of the provisions of the merger agreement regarding acquisition proposals by Rite Aid, effect a change of recommendation if:

•	The Rite Aid board of directors determines in good faith, after consultation with Rite Aid’s outside legal counsel and financial advisor, that such acquisition proposal constitutes a superior proposal and determines in good faith, after consultation with Rite Aid’s outside legal counsel, that the failure to effect the change of recommendation would be reasonably likely to be inconsistent with the Rite Aid board of directors’ fiduciary duties under applicable law;

•	The Rite Aid board of directors provides ACI written notice of its intention to make a change of recommendation, which notice must include the material terms and conditions with respect to the acquisition proposal, including the identity of the party making such acquisition proposal and copies of any written proposals or offers, including proposed agreements;

•	During the four (4) business days following such written notice, or such shorter period as described in the merger agreement, if requested by ACI, Rite Aid and its representatives negotiate in good faith with ACI and its representatives regarding any adjustments to the terms of the merger agreement proposed by ACI in response to the superior proposal; and

•	After the four (4) business day period described above (as extended, if applicable, as described in the merger agreement) the Rite Aid board of directors reaffirms in good faith, after consultation with Rite Aid’s outside counsel and financial advisor (and taking into account any adjustment or modification of the terms of the merger agreement to which ACI has proposed), that the acquisition proposal continues to be a superior proposal and (after consultation with Rite Aid’s outside legal counsel) that the failure to effect the change of recommendation would be reasonably likely to be inconsistent with the Rite Aid board of directors’ fiduciary duties under applicable law.

In addition to the foregoing, the Rite Aid board of directors is permitted to effect a change of recommendation based on events, developments, circumstances, changes, effects, conditions or occurrences that were not known by the Rite Aid board of directors (or if known, the consequences of which were not known or reasonably foreseeable) as of the date of the merger agreement, in each case other than involving or relating to an acquisition proposal, if:

•	The Rite Aid board of directors determines in good faith, after consultation with Rite Aid’s outside legal counsel, that the failure to effect the change of recommendation would be reasonably likely to be inconsistent with the Rite Aid board of directors’ fiduciary duties under applicable law;

•	The Rite Aid board of directors provides ACI four (4) business days prior written notice of its intention to take such action, which notice must include the basis of the proposed action; and

•	During the four (4) business days following such written notice, if requested by ACI, Rite Aid and its representatives negotiate in good faith with ACI and its representatives regarding any adjustments to the terms of the merger agreement proposed by ACI so that such event, development, circumstance, change, effect, condition or occurrence would cease to warrant a change of recommendation.

For more information, see the section entitled “The Merger Agreement—Additional Agreements—Change of Recommendation” beginning on page [—] of this proxy statement/prospectus.

Termination of the Merger Agreement (Page [—])

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•	By the mutual written consent of ACI and Rite Aid;

•	by either ACI or Rite Aid:

•	if any court of competent jurisdiction or other governmental entity has issued a legal restraint that prevents, makes illegal, prohibits, restrains or enjoins the consummation of the mergers and such legal restraint is or will become final and nonappealable, except this termination right will not be available to a party whose breach of the merger agreement was the primary cause of, or primarily resulted in, the issuance of such legal restraint, which we refer to as the Legal Restraint Termination Right;

•	if the effective time of the merger has not occurred on or before August 18, 2018, which we refer to as the end date, except that this termination right will not be available to a party whose breach of the merger agreement was the primary cause of, or primarily resulted in, the failure of the effective time of the merger to occur on or before the end date; provided that either party may extend the end date to November 18, 2018 if on August 18, 2018 all of the conditions set forth in the merger agreement have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) or remain capable of being satisfied except for certain closing conditions relating to Rite Aid stockholder approval (due to the Rite Aid stockholders meeting not having been held yet), the antitrust consents, the Form S-4 effectiveness and the “Form A” application with the Ohio Department of Insurance, which we refer to as the End Date Termination Right; or

•	if Rite Aid’s stockholders do not adopt the merger agreement and the transactions contemplated thereby at the stockholders meeting or at any adjournment or postponement of the stockholders meeting at which a vote on the adoption of the merger agreement was taken, which we refer to as the Stockholder Vote Termination Right.

•	by Rite Aid:

•	if there has been a breach of any representation, warranty, covenant or agreement by ACI, Merger Sub I or Merger Sub II, or if any such representation or warranty has become inaccurate, such that the closing conditions relating to the accuracy of the representations and warranties of ACI, Merger Sub I and Merger Sub II and performance of the obligations of ACI, Merger Sub I and Merger Sub II would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period; or

•	prior to obtaining the Rite Aid stockholder approval, if (i) the Rite Aid board of directors has, after complying with its obligations with respect to acquisition proposals, entered into a definitive agreement in connection with a superior proposal concurrently with such termination and (ii) Rite Aid pays to ACI the termination fee under the merger agreement of $65 million; which we refer to as the Rite Aid Alternative Acquisition Termination Right;

•	by ACI:

•	if there has been a breach of any representation, warranty, covenant or agreement by Rite Aid, or if any such representation or warranty has become inaccurate, such that the closing conditions relating to the accuracy of the representations and warranties of Rite Aid and performance of the obligations of Rite Aid would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period, which we refer to as the Obligations of Rite Aid Termination Right; or

•	if prior to obtaining stockholder approval of the merger agreement and the transactions contemplated thereby, the Rite Aid board of directors effects a change of recommendation, which we refer to as the ACI Change of Recommendation Termination Right.

For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination” beginning on page [—] of this proxy statement/prospectus.

Termination Fees and Expenses (Page [—])

Under the merger agreement, Rite Aid will be required to pay a termination fee of $65 million (less ACI expenses of up to $10 million, to the extent previously paid by Rite Aid) in connection with a termination of the merger agreement under the following circumstances:

•	in the event the merger agreement is terminated by Rite Aid pursuant to the Rite Aid Alternative Acquisition Termination Right;

•	in the event the merger agreement is terminated by ACI pursuant to the ACI Change of Recommendation Termination Right (provided that such termination was not the result of a material adverse effect on ACI); or

•	in the event the merger agreement is terminated by Rite Aid or ACI pursuant to the Stockholder Vote Termination Right or End Date Termination Right or by ACI pursuant to the Obligations of Rite Aid Termination Right, and in either such case prior to such termination, any person has publicly announced an intention to make an acquisition proposal, or an acquisition proposal has otherwise become publicly known, and within twelve (12) months after such termination, (i) Rite Aid or any of its subsidiaries enter into a definitive agreement with respect to such acquisition proposal or (ii) an acquisition proposal is consummated involving Rite Aid or any of its subsidiaries, provided that for the purposes of this bullet, references to twenty percent (20%) in the definition of acquisition proposal are deemed to be references to fifty percent (50%).

Under the merger agreement, ACI will be required to pay a termination fee of $65 million in the event the merger agreement is terminated by ACI or Rite Aid pursuant to (i) the Legal Restraint Termination Right if the applicable legal restraint giving rise to such termination right is issued under or pursuant to any antitrust law or (ii) the End Date Termination Right, in each case of (i) and (ii), if on the termination date the only conditions to closing that have not been satisfied (other than those conditions that by their nature are to be satisfied at the closing which conditions would be capable of being satisfied at the closing if the closing date were on the termination date) are the Legal Restraints Condition (and the applicable legal restraint causing the Legal Restraints Condition not to be satisfied is issued under or pursuant to any antitrust law) and/or the condition that the applicable waiting periods under the HSR Act have expired or been earlier terminated. Notwithstanding the foregoing, ACI will not be required to pay a termination fee of $65 million to Rite Aid if ACI confirms in writing that ACI is willing to agree to the sale, divestiture or disposition of assets of Rite Aid or its subsidiaries in excess of the threshold of $45 million in retail four-wall EBITDA, described in the section entitled “The Merger Agreement—Further Action; Efforts” beginning on page [—] of this proxy statement/prospectus, in order to obtain any required antitrust consents and Rite Aid determines not to agree to such a sale, divestiture or disposition.

If the merger agreement is terminated by either Rite Aid or ACI pursuant to the Stockholder Vote Termination Right, and, prior to the Rite Aid stockholder vote having not been obtained, (i) an acquisition proposal has been publicly announced and (ii) the Rite Aid board of directors has made a change of recommendation or taken no position on such acquisition proposal, then Rite Aid will be required to reimburse ACI (or its designee) for up to $10 million of the documented out-of-pocket expenses incurred by ACI, Merger Sub I or Merger Sub II in connection with or related to the authorization, preparation, negotiation, execution and performance of the merger agreement and the transactions contemplated by the merger agreement. The amount of any termination fee payable by Rite Aid to ACI would be reduced by any such expense reimbursement amount paid.

For more information, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fees” beginning on page [—], “The Merger Agreement—Expense Reimbursement” beginning on page [—] and “The Merger Agreement—Expenses” beginning on page [—] of this proxy statement/prospectus.

Other Related Agreements (Page [—])

Registration Rights Agreement

At the closing of the merger, ACI will enter into a registration rights agreement, which we refer to as the registration rights agreement, with each holder of ACI common stock immediately prior to the closing of the merger, who we refer to as the ACI Holders. Pursuant to the registration rights agreement, ACI will grant each ACI Holder certain registration rights with respect to the shares of ACI common stock owned by them (whether directly or by means of beneficial ownership) as of the date of the closing of the merger, which we refer to as the registrable securities. These rights will include certain demand registration rights for Cerberus and the ACI Institutional Investors, as well as “piggyback” registration rights for all ACI Holders, and customary indemnification. The registration rights are subject to certain delay, suspension and cutback provisions. All fees, costs and expenses related to registrations generally will be borne by ACI, other than underwriting discounts and commissions attributable to the sale of registrable securities. The ACI Holders may be required to deliver lock-up agreements to underwriters in connection with registered offerings of shares.

See the section entitled “Other Related Agreements—Registration Rights Agreement” beginning on page [—] of this proxy statement/prospectus.

Lock-Up Agreements

Prior to the closing of the merger, each ACI Holder will deliver a lock-up agreement to ACI. Pursuant to the lock-up agreements, each such ACI Holder will agree, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of ACI common stock held by them or any options or warrants to purchase common stock of ACI, or any securities convertible into, exchangeable for or that represent the right to receive common stock of ACI, owned by them (whether directly or by means of beneficial ownership) immediately prior to the closing of the merger. Beginning six months after the closing of the merger, ACI Holders will be permitted to sell up to one-third (which amount may be increased in certain circumstances) of the initial number of such restricted shares in a registered offering pursuant to the registration rights agreement. Beginning twelve months after the closing of the merger, ACI Holders will be permitted to sell up to two-thirds (which amount may be increased in certain circumstances) of the initial number of such restricted shares, minus the amounts sold in months 6-12, in a registered offering pursuant to the registration rights agreement. Beginning eighteen months after the closing of the merger, the restrictions of the lock-up agreements will expire, except that ACI Holders that beneficially own at least 5% of the total outstanding shares of ACI common stock must continue to sell shares in registered offerings pursuant to the terms of the registration rights agreement.

See the section entitled “Other Related Agreements—Lock-Up Agreements” beginning on page [—] of this proxy statement/prospectus.

Standstill Agreement

On February 18, 2018, Rite Aid entered into a standstill agreement, which we refer to as the standstill agreement, with ACI and Cerberus, pursuant to which Cerberus has agreed not to: (i) purchase shares of ACI common stock or other securities issued by ACI, except Cerberus may acquire beneficial ownership of ACI common stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of ACI common stock in the aggregate following such transaction, (ii) make any public statement or public disclosure regarding any intent, purpose, plan or proposal by Cerberus or any of its controlled affiliates to the composition of the ACI board of directors, any merger, consolidation or acquisition of ACI or its subsidiaries, (iii) engage in any solicitation of proxies or otherwise solicit the stockholders of ACI or (iv) enter into any agreements to make any investment with any person that engages or offers or proposes to engage in any of (i) through (iii) during the standstill period. The standstill period commences at the effective time of the merger and terminates upon the earliest to occur of (a) thirty days following the date that Cerberus does not have any of its designees on the ACI board of directors, (b) the date on which Cerberus no longer has the right to appoint (and has not appointed) at least one director to the ACI board of directors and (c) the date on which ACI materially breaches or takes any action challenging the validity or enforceability of the provisions of the merger agreement that grant Cerberus certain rights to appoint directors to the ACI board of directors. In addition, pursuant to the standstill agreement, from February 18, 2018 until the effective time of the merger, Cerberus has agreed not to acquire or agree to acquire beneficial ownership of any shares of ACI common stock, Rite Aid common stock or other securities or debt issued by ACI or Rite Aid that would result in beneficial ownership of 30% or more of the issued and outstanding shares of ACI common stock at the effective time of the merger (assuming for the purposes of such calculation that the effective time occurred immediately after such acquisition).

See the section entitled “Other Related Agreements—Standstill Agreement” beginning on page [—] of this proxy statement/prospectus.

No Action Agreements

At or prior to the consummation of the merger, ACI is required to cause each of Cerberus and the ACI Institutional Investors (excluding Colony NorthStar, Inc.) to enter into no action agreements, substantially in the form attached as Annex H to this proxy statement/prospectus. Pursuant to the terms of the no action agreements, each such party will agree for a period of the earlier of five years after the consummation of the merger or until such party ceases to beneficially own five percent of the outstanding ACI common stock that such party will not (i) coordinate the exercise of voting rights of ACI common stock with Cerberus or any other ACI Institutional Investor, (ii) form a group within the meaning of Section 13(d)(3) of the Exchange Act with Cerberus or any other ACI Institutional Investor or (iii) purchase any ACI common stock from Cerberus or any other ACI Institutional Investor.

See the section entitled “Other Related Agreements—No Action Agreements” beginning on page [—] of this proxy statement/prospectus.

Accounting Treatment (Page [—])

ACI prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. ACI will be treated as the acquirer for accounting purposes.

Material U.S. Federal Income Tax Consequences (Page [—])

The obligations of Rite Aid and ACI to complete the mergers are subject to, among other customary closing conditions described in this proxy statement/prospectus, the receipt by each of Rite Aid and ACI of the opinion of its respective counsel to the effect that the mergers, taken together, will be treated as a “reorganization” within the meaning of the Code. Assuming the mergers qualify as a reorganization, the U.S. federal income tax consequences of the mergers to each Rite Aid stockholder will depend on whether such stockholder receives shares of ACI common stock or a combination of cash and shares of ACI common stock in exchange for such stockholder’s shares of Rite Aid common stock pursuant to the terms of the merger agreement.

For more information on the U.S. federal income tax consequences of the mergers, see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus.

Rite Aid stockholders are strongly urged to consult with their tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Federal Securities Law Consequences (Page [—])

All ACI common stock received by Rite Aid stockholders upon consummation of the merger will be freely tradable without restriction under the Securities Act, except that ACI common stock received in the merger by persons who become affiliates of ACI for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Debt Matters (Page [—])

ACI received the debt commitment letter on February 18, 2018, as amended and restated on March 12, 2018 and as further amended and restated on May 8, 2018 (which we refer to, as so amended and restated, as the debt commitment letter), with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Barclays Bank PLC, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, PNC Bank, National Association, PNC Capital Markets LLC, Suntrust Robinson Humphrey Inc., Suntrust Bank, U.S. Bank, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Bank of Montreal, Fifth Third Bank, TD Bank, N.A. and Capital One, National Association (which we refer to collectively as the Commitment Parties), pursuant to which, among other things, the Commitment Parties have committed to provide ACI with (i) $4,667 million of commitments to a new $5,000 million aggregate principal amount best efforts asset-based revolving credit facility (which we refer to as the Best-Efforts ABL Facility); (ii) incremental commitments under the ACI ABL Facility (as defined herein) in an aggregate principal amount of $1,000 million in the event that the Best-Efforts ABL Facility does not become effective on the closing date; (iii) a new asset-based term loan facility in an aggregate principal amount of $1,500 million (which we refer to as the ABL Term Loan Facility); and (iv) a new secured bridge loan facility in an aggregate principal amount of $500 million less the gross proceeds received by ACI and its subsidiaries of new senior notes issued prior to the closing date (which we refer to as the Secured Bridge Facility) (which we refer to, collectively, as the Financing), in each case on the terms and subject to the conditions set forth in the debt commitment letter. The proceeds of the Financing will be used, among other things, to partially refinance certain of Rite Aid’s existing indebtedness that is outstanding as of the closing date, including Rite Aid’s 6.75% Senior Notes due 2021, which we refer to as the 2021 Rite Aid Notes, and Rite Aid’s 6.125% Senior Notes due 2023, which we refer to as the 2023 Rite Aid Notes, and the Amended and Restated Credit Agreement, dated as of June 27, 2001, as amended and restated as of January 13, 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among Rite Aid, the lenders from time to time party thereto and Citicorp North America, Inc., as administrative agent and collateral agent, which we refer to as Rite Aid’s credit agreement, pay fees and expenses in connection with the merger and finance cash consideration, if any, in connection with the merger. The Best-Efforts ABL Facility will be utilized by ACI only if the remaining $333 million of commitments are fully allocated to new or existing lenders prior to the date on which the merger is consummated, in which case the incremental commitments described under clause (ii) above will cease to apply.

On March 12, 2018, ACI, Bank of America, N.A., as administrative and collateral agent, and the co-borrowers, guarantors and lenders party to the ACI ABL Facility, entered into an amendment to the ACI ABL Facility, which we refer to as the ABL Amendment. The ABL Amendment, among other things, permits the incurrence of the ABL Term Loan Facility and the Secured Bridge Facility and implements other modifications in connection with the merger.

The merger agreement provides that Rite Aid may redeem, repurchase or otherwise satisfy and discharge its 9.25% Senior Notes due 2020, which we refer to as the 2020 Rite Aid Notes, the 2021 Rite Aid Notes and the 2023 Rite Aid Notes (and, together with the 2021 Rite Aid Notes and the 2021 Rite Aid Notes, we refer to as the Rite Aid Notes), at any time prior to the closing date and to the extent that any Rite Aid Notes remain outstanding on the closing date, such notes will be redeemed or otherwise satisfied and discharged in full.

On February 27, 2018, Rite Aid announced that it had commenced an offer to purchase up to $900,000,000 of the outstanding Rite Aid Notes, pursuant to the asset sale provisions of the indentures of the Rite Aid Notes. On March 29, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $3,454,000 principal amount of the 2020 Rite Aid Notes, representing 0.38% of the outstanding principal amount of the 2020 Rite Aid Notes, $3,471,000 principal amount of the 2021 Rite Aid Notes, representing 0.43% of the outstanding principal amount of the 2021 Rite Aid Notes, and $41,751,000 principal amount of the 2023 Rite Aid Notes, representing 2.32% of the outstanding principal amount of the 2023 Rite Aid Notes. On April 12, 2018, Rite Aid redeemed all of the 2020 Rite Aid Notes that remained outstanding pursuant to the terms of the indenture of the 2020 Rite Aid Notes. On April 19, 2018, Rite Aid announced that it had commenced a similar asset sale offer to purchase up to $700,000,000 of the 2021 Rite Aid Notes and the 2023 Rite Aid Notes, pursuant to the respective indentures governing the 2021 Rite Aid Notes and the 2023 Rite Aid Notes. On May 21, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $1,360,000 principal amount of the 2021 Rite Aid Notes, representing 0.17% of the outstanding principal amount of the 2021 Rite Aid Notes, and $4,759,000 principal amount of the 2023 Rite Aid Notes, representing 0.27% of the outstanding principal amount of the 2023 Rite Aid Notes. On May 25, 2018, Rite Aid announced that it had issued a notice of redemption for all $805,169,000 aggregate principal amount of the outstanding 2021 Rite Aid Notes on June 25, 2018, pursuant to the terms of the indenture of the 2021 Rite Aid Notes.

On June 6, 2018, ACI priced its private offering of $750.0 million in aggregate principal amount of new floating rate senior secured notes due 2024 (such notes, which we refer to as the Floating Rate Notes) at an issue price of 99.5%. The proceeds to be received pursuant to such offering, in addition to ACI’s cash on hand and borrowings under the ACI ABL Facility and ABL Term Loan Facility, will be used (i) to pay a portion of the cash portion, if any, of the merger consideration in connection with the merger, (ii) to repay certain indebtedness of Rite Aid outstanding on the date the merger is completed, (iii) to pay fees and expenses in connection with the merger and the offering of the Floating Rate Notes and (iv) for general corporate purposes. In the event the merger is not completed, ACI will required to use such proceeds to redeem the Floating Rate Notes. The Floating Rate Notes are expected to be issued on or about June 25, 2018, subject to customary closing conditions. The Floating Rate Notes will bear interest at LIBOR (with a floor of 0%) plus 3.75% per annum. The Floating Rate Notes will mature on January 15, 2024 and interest on the Floating Rate Notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on October 15, 2018. The Floating Rate Notes will be secured by the same collateral that would have secured the Secured Bridge Facility. Upon the issuance of the Floating Rate Notes, the commitments with respect to the Secured Bridge Facility will terminate pursuant to the terms of the debt commitment letter.

In addition, the merger agreement also provides that all amounts outstanding under Rite Aid’s revolving credit facility, if any, will be repaid on or prior to the closing date and all commitments thereunder will be terminated. ACI and Rite Aid expect that Rite Aid’s 7.70% Senior Notes due 2027, which we refer to as the 2027 Rite Aid Notes, and Rite Aid’s 6.875% Senior Notes due 2028, which we refer to as the 2028 Rite Aid Notes, will remain outstanding following the closing date. On the closing date, the 2027 Rite Aid Notes and the 2028 Rite Aid Notes will receive an equal and ratable lien solely on the assets of Rite Aid (and not its subsidiaries) that secure the ACI Term Loan Facility (as defined herein). The closing of the merger is not subject to any debt financing condition or contingency.

ACI expects that on the closing date, it will enter into the Best-Efforts ABL Facility and the ABL Term Loan Facility. For a description of the Best-Efforts ABL Facility, the ABL Term Loan Facility, the Floating Rate Notes, the 2027 Rite Aid Notes and the 2028 Rite Aid Notes, see the section entitled “The Merger—Debt Matters” beginning on page [—] of this proxy statement/prospectus and the section entitled “Description of Indebtedness” beginning on page [—] of this proxy statement/prospectus.

For more information on debt matters, see the section entitled “The Merger—Debt Matters” beginning on page [—] of this proxy statement/prospectus.

Amendment and Restatement of ACI Certificate of Incorporation and Bylaws (Page [—])

Pursuant to the terms of the merger agreement, immediately prior to the closing of the merger, ACI’s certificate of incorporation and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this proxy statement/prospectus. We refer to these as the new ACI certificate of incorporation and the new ACI bylaws. For a more detailed description of the new ACI charter and new ACI bylaws, see the section entitled “Description of ACI Capital Stock” beginning on page [—] of this proxy statement/prospectus.

Comparison of Rights of ACI Stockholders and Rite Aid Stockholders (Page [—])

The rights of Rite Aid stockholders are governed by Rite Aid’s amended and restated articles of incorporation, which we refer to as the Rite Aid certificate of incorporation, by Rite Aid’s amended and restated bylaws, which we refer to as the Rite Aid bylaws, and by the DGCL. Pursuant to the terms of the merger agreement, immediately prior to the closing of the merger, ACI’s certificate of incorporation and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this proxy statement/prospectus. As a result, your rights as a stockholder of ACI following the merger will be governed by the new ACI certificate of incorporation, by the new ACI bylaws and by the DGCL. Your rights under the new ACI certificate of incorporation, the new ACI bylaws and the DGCL will differ in certain material respects from your rights under the Rite Aid certificate of incorporation, the Rite Aid bylaws and the DGCL. For more detailed information regarding a comparison of your rights as a stockholder of Rite Aid and as a stockholder of ACI, see the section entitled “Comparison of Rights of ACI Stockholders and Rite Aid Stockholders” beginning on page [—] of this proxy statement/prospectus.

Litigation Related to the Merger (Page [—])

On April 24, 2018, Mel Aklile, a Rite Aid stockholder, brought a putative class action in Delaware Court of Chancery against Rite Aid, ACI, Merger Sub I, Merger Sub II and each of the Rite Aid directors, which we refer to as the Director Defendants, Del. C.A. No. 2018-0305-AGB. Mr. Aklile contends that Rite Aid stockholders have appraisal rights under Section 262 of the DGCL because, notwithstanding that (i) Rite Aid stockholders are not required to receive consideration other than shares of ACI common stock (and cash in lieu of fractional shares, if any) in the merger and shares of ACI common stock will be listed on the NYSE immediately after the merger, and (ii) the election to receive cash consideration is voluntary and dependent upon Rite Aid stockholders’ election (other than cash in lieu of fractional shares, if any), the alleged disparity in value between the additional cash consideration of $0.1832 per share and the additional stock exchange ratio of 0.0079 ACI common stock per share of Rite Aid common stock amounts to a “false choice” designed to deprive Rite Aid stockholders of their alleged appraisal rights. Plaintiff alleges breach of fiduciary duty claims against the Director Defendants for their alleged failure to provide, and inform Rite Aid stockholders of, their alleged statutory appraisal rights under Delaware law and for allegedly falsely informing Rite Aid stockholders that they will not have appraisal rights. Plaintiff further contends that the proxy statement/prospectus previously filed on April 6, 2018 was deficient under Section 262(d)(1) of the DGCL for failure to inform stockholders of their alleged appraisal rights. Mr. Aklile seeks declarations from the Delaware Court of Chancery that the action is a proper class action and that the Director Defendants breached their fiduciary duties by failing to adequately inform class members of their appraisal rights under Delaware law, to enjoin the proposed action from closing until such time as class members are afforded the ability to seek appraisal of their shares, or otherwise permit class members to petition the Delaware Court of Chancery for appraisal, and attorneys, fees, expenses and costs to Plaintiff.

On May 9, 2018, the Delaware Court of Chancery denied Plaintiff’s motion to expedite and declined to schedule a preliminary injunction hearing, ruling that Plaintiff failed to state a colorable claim. On May 16, 2018, Defendants filed a motion to dismiss Plaintiff’s complaint.

Defendants oppose Plaintiff’s claims on the ground that Rite Aid stockholders have no right of appraisal under the DGCL because they have a right to receive all stock consideration as described in the proxy statement/prospectus previously filed on April 6, 2018.

For more information on litigation related to the merger, see the section entitled “The Merger—Litigation Related to the Merger” beginning on page [—] of this proxy statement/prospectus.

Risk Factors (Page [—])

You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page [—] of this proxy statement/prospectus.

Information on the Combined Company

The combination of ACI and Rite Aid will create a diversified leader in food, health and wellness. The combined company is expected to operate 4,868 stores and 4,327 pharmacies across 38 states and the District of Columbia under 21 well-known banners, including Albertsons, Rite Aid, Safeway, Jewel-Osco, Shaw’s, Acme, Vons, Tom Thumb, United Supermarkets, Market Street, Pavilions, Randalls, Star Market, Carrs, and Haggen. On a pro forma basis for the fiscal year ended February 24, 2018, the combined company would have generated approximately $81.4 billion in revenue and been the largest integrated food and drug retailer on the U.S. West Coast by sales. With approximately 336,000 talented and dedicated employees between the two companies currently, the combined company is expected to serve over 40 million customers each week and fill over 317 million prescriptions per year. The company will strive to provide its customers with innovative, convenient and value-added services and product offerings through its 25 million active loyalty program accounts, its leading portfolio of own brands, its PBM (EnvisionRxOptions), its 75 RediClinics and Health Dialog business, and its sophisticated online ordering platform and array of delivery models. Upon completion of the merger, the combined company will continue to honor ACI’s and Rite Aid’s pledge to running great stores and offering customers personalized, convenient and innovative experiences that differentiate the company from its competitors.

The combined company’s leadership team is expected to include Chief Executive Officer John Standley and Chairman of the Board Robert Miller, each of whom shares significant industry experience and a commitment to driving sales through improvements to the customer experience. Messrs. Standley and Miller will be supported by a best-in-class management team with decades of operating experience in the food and drug retail industry. The leadership team is expected to include ACI’s recently appointed President and Chief Operating Officer, Jim Donald, who previously served as Chief Executive Officer of Starbucks Corporation and as a senior executive at several food and drug retailers, including Wal Mart Stores, Inc., Albertson’s, Inc. and Safeway Inc., and Rite Aid’s current President and Chief Operating Officer, Kermit Crawford, who has significant experience in the drug retail and healthcare industries, including serving as a senior executive at Walgreens Boots Alliance, Inc. The remainder of ACI’s executive team will be identified prior to the closing of the merger, and is expected to include highly talented members of each of ACI’s and Rite Aid’s management teams.

Opportunities for Enhanced Growth

The combination of ACI and Rite Aid will provide opportunities to deploy each company’s innovative service solutions and store offerings across the combined company. With over 25 million active loyalty accounts on a combined basis and a large database of historical transactions, the combined company will have the ability to leverage its data analytics capabilities to offer customers more personalized offerings and provide divisional and local managers with targeted marketing strategies and optimized shelf assortment. In addition, the combination will allow the company to deploy ACI’s $11.5 billion portfolio of own brand grocery products, including ACI’s O Organics and Signature products, and Rite Aid’s over-the-counter medications and personal care, vitamin supplements and health and beauty care products, including Rite Aid’s own brands, “Rite Aid ” and Daylogic, across the nationwide footprint. By leveraging each company’s respective product offerings and expertise, the combined company will be well-positioned to drive significant additional sales penetration for its own brands portfolio. In addition, the combined company will seek to drive sales through the roll out of many of ACI’s value-added product offerings, including an assortment of grab-and-go, individually packaged, and snack-sized meals, to Rite Aid stores.

The combined company intends to provide its customers with choices of how, when and where they shop with a sophisticated and comprehensive online ordering platform and several new delivery models, including same-day delivery, one-to-two hour delivery by Instacart and unattended delivery, as well as drive-up pharmacy service and a growing number of stores offering “Drive Up and Go” pick-up service. Today, ACI is able to offer its customers grocery delivery in eight of the top ten MSAs in the U.S. through a combination of more than 1,000 ACI home delivery trucks and Instacart delivery from 1,700 ACI stores. The combined network of stores is expected to provide the company with an effective solution to the “last mile” delivery challenge of online ordering by allowing the combined company to provide convenient delivery to its customers while preserving the value, quality and freshness they receive from the combined company’s stores. In addition, the combined company expects to leverage its current delivery models as well as consider additional delivery models to offer expanded prescription drug home delivery from its ACI and Rite Aid stores. In addition to company specific websites such as Albertsons.com and Riteaid.com, the combined company’s products are expected to be available on Instacart’s Marketplace providing an additional channel for the combined company’s customers.

In addition to combining ACI’s and Rite Aid’s store base to build out a food and drug retail network, the combined company will seek to become a diversified leader in health and wellness. By leveraging its 4,327 pharmacies in 38 states and the District of Columbia, EnvisionRxOptions and Rite Aid’s growing network of 75 convenient and affordable RediClinics, the company will have opportunities to attract additional pharmacy customers and strengthen relationships with other PBMs and regional payors. We believe this is most evident in the West Coast regions where increased choice, convenience and access driven by the combination of ACI and Rite Aid stores will provide strong incentives for PBMs, payors and individual customers to build relationships with the combined company, including through the creation of preferred or limited “narrow network” partnerships. In addition, the combined company will seek to strengthen its preferred relationships by offering additional healthcare services, such as the expected roll out of additional RediClinics and dieticians in its stores and offering of tailored meal solutions for specific health programs. ACI customers who fill prescriptions in-store typically spend more than 2.5x more on groceries each week compared to those who do not. As the combined company attracts additional pharmacy customers, the company should be well positioned to drive incremental sales.

The combined company also intends to grow EnvisionRxOptions, a fully integrated provider with a differentiated approach to pharmacy benefits. Following the merger, EnvisionRxOptions will continue to provide both transparent and traditional PBM options through its EnvisionRxOptions and MedTrak PBMs, respectively. In addition, EnvisionRxOptions’s LakerSoftware will continue to provide a modern, scalable adjudication platform to power both EnvisionRxOptions and MedTrakRx, as well as other PBMs across the country that currently license this system. EnvisionRxOptions will also offer fully integrated mail, specialty and compounding pharmacy services through EnvisionPharmacies; provide discounts for under and uninsured patients through EnvisionSavings; and serve one of the fastest growing demographics in healthcare—seniors enrolled in Medicare Part D—through Envision Insurance Company and the company’s national prescription drug plan, EnvisionRxPlus.

Synergy and Revenue Opportunities

The combination of ACI and Rite Aid is expected to drive significant cost synergies, approximately two-thirds of which are expected to be achieved within the first two fiscal years following completion of the merger. ACI and Rite Aid management have identified approximately $375 million in potential annual run rate cost synergies that they believe can be realized by February 26, 2022, with associated one-time costs of approximately $400 million. These expected cost synergies consist of approximately:

•	24% from reduction in costs from reduced cost of goods on branded products, increased vendor funding, and the elimination of certain duplicative third-party merchandising fees;

•	24% related to increased penetration of higher margin private label products and reduction of combined cost of goods, through leveraging ACI’s fresh, natural and organics category expertise and Rite Aid’s health and beauty aids, and general merchandise category expertise;

•	20% from reduction in costs related to combined pharmacy purchasing, formulary optimization and expansion of central fill capabilities;

•	15% from reduction in costs related to other services including print advertising, agency and production, lowered insurance premiums, credit card swipe fees and goods not for resale;

•	10% from reduction in costs related to consolidated back office corporate administrative functions and the combination of regional pharmacy operations; and

•	7% from reduction in costs related to supply chain and manufacturing efficiencies, including the self-manufacture of milk and bread for Rite Aid stores utilizing ACI’s plants.

In addition, the combination of ACI and Rite Aid is expected to provide significant revenue opportunities, particularly as the combined company targets additional high-value pharmacy customers who typically spend 2.5x more on groceries each week than non-pharmacy customers. ACI and Rite Aid management have identified approximately $3.6 billion in potential annual revenue opportunities that they believe can be realized by February 26, 2022, with associated one-time costs of approximately $300 million. These expected revenue opportunities are primarily related to:

•	the creation of preferred or limited “narrow network” partnerships on the U.S. West Coast and the Northeast as a result of offering payors and PBMs, including Rite Aid’s PBM, additional convenient locations and reduced drug costs for the customers, which is expected to result in the addition of new pharmacy customers, greater script count and improved food and drug revenue;

•	increased brand awareness through use of Rite Aid branded pharmacies in the majority of existing ACI stores and the planned combination of ACI and Rite Aid loyalty programs, with resulting estimated increases in store traffic and basket size;

•	increased script volume as a result of the addition of RediClinics using pre-built clinic spaces in ACI stores and an increased branding focus on health and wellness;

•	the leveraging of ACI’s expertise in grocery including fresh, organic and prepared foods to grow Rite Aid’s front end sales and Rite Aid’s broad over-the-counter medications and personal care, vitamin supplements and health and beauty care product selection to grow ACI’s grocery revenues, including through offering ACI’s O Organics and Signature own brand products and Rite Aid’s “Rite Aid” and Daylogic own brand products; and

•	the expansion of ACI e-commerce investments and third-party delivery partnerships to Rite Aid stores, the expansion of prescription delivery to drive additional customers, the introduction of “Drive Up and Go” pick up services in Rite Aid stores and the introduction of dietary-specific Plated meal kits tailored to customers’ and health providers’ needs.

The first two categories above are expected to make up more than 75% of the identified potential annual revenue opportunities.

Estimating synergies and revenue opportunities and, in each case, the components thereof, is inherently uncertain and there can be no assurance that the combined company will be able to realize such cost synergies or revenue opportunities in the currently anticipated amounts, percentages, categories and time-frame, if at all. The above estimates of cost synergies and revenue opportunities represent the estimates of ACI and Rite Aid management and remain subject to risks and uncertainties as further described in the sections entitled “Risk Factors—Risks Relating to the Combined Company Following the Merger” beginning on page [—] and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus. Actual cost savings and revenue opportunities, if achieved, may be lower than what the combined company expects, may take longer to achieve than anticipated and may require greater charges than currently anticipated. Even if the combined company achieves cost synergies or revenue opportunities, there can be no assurance that the combined company will realize such synergies and opportunities in the categories and related amounts and percentages described above.

Significant Owned Real Estate

ACI owns or ground-leases 42% of its operating stores and 59% of its industrial properties (distribution centers, Plated fulfillment centers, warehouses and manufacturing plants). The total ACI owned and ground leased properties have a value of approximately $11.2 billion, based on appraisals of ACI real estate conducted by Cushman and Wakefield, Inc. during the fiscal year ended February 25, 2017, after taking into account asset sales of properties since the respective dates of the appraisals. Rite Aid owns or ground-leases 9% of its operating stores and 64% of its industrial properties (distribution centers, warehouses and manufacturing plants).

The following illustrative map represents the combined company’s store network as of February 24, 2018 (reflecting Rite Aid stores that have been sold to WBA):

Upon completion of the merger and prior to the anticipated consolidation and rationalization of any facilities, the combined company is also expected to operate 34 strategically located distribution centers and 21 manufacturing facilities (adjusting for the pending sale of certain Rite Aid distribution centers to WBA). ACI has recently implemented a plan to automate several of its distribution centers in the upcoming fiscal years, and the combined company is expected to benefit from improved labor productivity, storage density, stocking times and inventory management as these capital improvements are completed.

Strong Financial Position

The combined company is expected to maintain a strong financial position and substantial liquidity as a result of continued operating cash flow generation and availability under the combined company’s asset based revolving credit facility. As of the end of the fiscal year ended February 24, 2018, ACI and Rite Aid had approximately $3.1 billion and $2.9 billion, respectively, of availability under their asset based revolving credit facilities (which will be refinanced and combined as part of the transaction). ACI and Rite Aid management believe the combined company will maintain the ability to generate strong operating cash flows following completion of the acquisition. In addition, as of February 24, 2018, on a pro forma basis assuming completion of the merger transactions and the debt refinancing transactions contemplated thereby (see the section entitled “The Merger—Debt Matters” beginning on page [—] of this proxy statement/prospectus), the combined company would have had $3.2 billion of availability under its asset based revolving credit facilities.

The combined company intends to pursue opportunities to further generate operating cash flow and could also utilize asset sales to reduce leverage levels. For example, during the third and fourth quarters of the fiscal year ended February 24, 2018, ACI completed two sale-leaseback transactions of approximately 94 stores, generating net proceeds of approximately $962 million. In addition to potential sales of real estate assets, the combined company’s financial position and liquidity are expected to benefit from the Tax Cuts and Jobs Act signed into law in December 2017, which we refer to as the Tax Act, as well as both companies’ expecting to benefit from their respective net operating loss carryforwards, which we refer to as NOLs, in the combined company. There can be no assurances if or when the combined company will consummate any such transaction or the magnitude of such transaction, or whether the combined company will be able to utilize any remaining NOLs in the future.

Summary Selected Historical Consolidated Financial Data of ACI

Albertsons Companies, Inc. was formed for the purpose of reorganizing the organizational structure of AB Acquisition and its direct and indirect consolidated subsidiaries. Prior to December 3, 2017, Albertsons Companies, Inc. had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor and KIM ACI. In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to Albertsons Companies, Inc. in exchange for common stock issued by Albertsons Companies, Inc. As a result, Albertsons Investor and KIM ACI became the parents of Albertsons Companies, Inc., owning all of its outstanding common stock with AB Acquisition and its subsidiary, Albertsons Companies, LLC, becoming wholly-owned subsidiaries of Albertsons Companies, Inc. On February 25, 2018, Albertsons Companies, LLC merged with and into Albertsons Companies, Inc., with Albertsons Companies, Inc. as the surviving corporation. Prior to February 25, 2018, substantially all of the assets and operations of Albertsons Companies, Inc. were those of its subsidiary, Albertsons Companies, LLC. The ACI Reorganization Transactions were accounted for as a transaction between entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The Consolidated Financial Statements are reflective of the changes that occurred as a result of the Reorganization Transactions. Prior to February 25, 2018, the Consolidated Financial Statements of ACI reflect the net assets and operations of Albertsons Companies, Inc.

The selected consolidated financial information set forth below is derived from Albertsons Companies, Inc.’s annual consolidated financial statements for the periods indicated below, including the consolidated balance sheets at February 24, 2018 and February 25, 2017 and the related consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows for each of the 52-week periods ended February 24, 2018, February 25, 2017 and February 27, 2016 and notes thereto appearing elsewhere in this proxy statement/prospectus.

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
Results of Operations:
Net sales and other revenue	$59,925	$59,678	$58,734
Gross profit	$16,361	$16,641	$16,062
Selling and administrative expenses	16,224	16,000	15,660
Goodwill impairment	142	—	—

Operating (loss) income	(5)	641	402
Interest expense, net	875	1,004	951
(Gain) loss on debt extinguishment	(5)	112	—
Other expense (income)	43	(11)	(7)

Loss before income taxes	(918)	(464)	(542)
Income tax benefit	(964)	(90)	(40)

Net income (loss)	$46	$(374)	$(502)

Other Financial Data:
Adjusted EBITDA(1)	$2,398	$2,817	$2,681
Adjusted Net Income (1)	74	378	365
Capital expenditures	1,547	1,415	960
Free Cash Flow(1)	851	1,402	1,721

Other Operating Data:
Identical store sales	(1.3)%	(0.4)%	4.4%
Store count (at end of fiscal period)	2,318	2,324	2,271
Gross square footage (at end of fiscal period) (in millions)	115	115	113
Fuel sales	$3,105	$2,693	$2,955

Balance Sheet Data (at end of period):
Cash and equivalents	$670	$1,219	$580
Total assets	21,812	23,755	23,770
Total stockholders’ / member equity	1,398	1,371	1,613
Total debt, including current portion	11,876	12,338	12,226

	Fiscal Year Ended February 24, 2018				Fiscal Year Ended February 25, 2017				Fiscal Year Ended February 27, 2016
	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Supplemental Identical Store Sales(2)	0.6%	(1.8)%	(1.8)%	(2.1)%	(3.3)%	(2.1)%	0.1%	2.9%	4.7%	5.1%	4.5%	4.3%

(1)	Adjusted EBITDA is a Non-GAAP Measure defined as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. Adjusted Net Income is a Non-GAAP Measure defined as net income (loss) adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. ACI defines Free Cash Flow as Adjusted EBITDA less capital expenditures.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are Non-GAAP Measures that provide supplemental information ACI believes is useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to ACI’s results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, ACI believes Adjusted EBITDA, Adjusted Net Income and Free Cash Flow provide helpful information to analysts and investors to facilitate a comparison of ACI’s operating performance to that of other companies. Set forth below is a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income (see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI” beginning on page [—] of this proxy statement/prospectus, for a reconciliation of cash flow from operating activities to Free Cash Flow):

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
Net income (loss)	$46	$(374)	$(502)
Adjustments:
(Gain) loss on interest rate and commodity hedges, net	(6)	(7)	16
Facility closures and related transition costs(a)	12	23	25
Integration costs(b)	156	144	125
Acquisition-related costs(c)	62	70	217
Equity-based compensation expense	46	53	98
Net loss (gain) on property dispositions, asset impairments and lease exit costs	67	(39)	103
Goodwill impairment	142	—	—
LIFO expense (benefit)	3	(8)	30
Amortization and write-off of original issue discount, deferred financing costs and loss on extinguishment of debt	67	253	82
Collington acquisition(d)	—	79	—
Amortization of intangible assets resulting from acquisitions	422	404	377
Other(e)	66	45	45
Effect of ACI Reorganization Transactions, Tax Act and reversal of valuation allowance	(609)	—	—
Tax impact of adjustments to Adjusted Net Income(f)	(400)	(265)	(251)

Adjusted Net Income	$74	$378	$365
Adjustments:
Tax impact of adjustments to Adjusted Net Income(f)	400	265	251
Effect of tax restructuring, tax reform, and reversal of valuation allowance	609	—	—
Income tax benefit	(964)	(90)	(40)
Amortization and write-off of original issue discount, deferred financing costs and loss on extinguishment of debt	(67)	(253)	(82)
Interest expense, net	875	1,004	951
(Gain) loss on debt extinguishment	(5)	112	—
Amortization of intangible assets resulting from acquisitions	(422)	(404)	(377)
Depreciation and amortization	1,898	1,805	1,613

Adjusted EBITDA	$2,398	$2,817	$2,681

(a)	Includes costs related to facility closures and the transition to ACI’s decentralized operating model.
(b)	Related to activities to integrate acquired businesses, primarily the Safeway acquisition.
(c)	Includes expenses related to acquisition and financing activities, including management fees of $13.8 million in each year. The fiscal year ended February 25, 2017 and the fiscal year ended February 27, 2016 include adjustments to tax indemnification assets of $12.3 million and $30.8 million, respectively. The fiscal year ended February 27, 2016 also includes losses of $44.2 million related to acquired contingencies in connection with the Safeway acquisition.
(d)	The fiscal year ended February 25, 2017 includes a charge to pension expense, net related to the settlement of a pre-existing contractual relationship and assumption of the pension plan related to the acquisition of Collington from C&S Wholesale Grocers, Inc. during the first quarter of the fiscal year ended February 25, 2017.
(e)	Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in the fair value of the CVRs (as defined herein), changes in ACI’s equity investment in Casa Ley, S.A. de C.V., which we refer to as Casa Ley, foreign currency translation gains, costs related to ACI’s planned initial public offering and pension expense (exclusive of the charge related to the Collington acquisition) in excess of cash contributions.
(f)	The tax impact was determined based on the taxable status of the subsidiary to which each of the above adjustments relates.
(2)	Includes acquired Safeway, NALP and United stores, irrespective of date of acquisition.

Summary Selected Historical Consolidated Financial Data of Rite Aid

The selected consolidated financial information set forth below is derived from Rite Aid’s audited financial statements for the fiscal years ended March 3, 2018, March 4, 2017, February 27, 2016, February 28, 2015 and March 1, 2014. The financial statements for the fiscal years ended March 4, 2017, February 27, 2016 and February 28, 2015 are incorporated by reference in this proxy statement/prospectus.

As previously disclosed, on September 18, 2017, Rite Aid entered into the WBA asset purchase agreement with WBA and Walgreen Co., a wholly-owned subsidiary of WBA, which we refer to as the Buyer. Under the WBA asset purchase agreement, the Buyer has purchased or will purchase a total of 1,932 stores, three distribution centers and related inventory from Rite Aid, which we refer to collectively as the Disposal Group, for an all-cash purchase price of $4.375 billion on a cash-free, debt-free basis. We refer to such transaction as the Sale. As of the date of this proxy statement/prospectus, all 1,932 stores and related inventory have been transferred to Buyer. The transfer of the three distribution centers and related inventory is expected to begin after September 1, 2018. The majority of the closing conditions to the Sale have been satisfied, and the subsequent transfer of the distribution centers and related assets remains subject to minimal customary closing conditions applicable only to the distribution centers being transferred at such distribution center closing, as specified in the WBA asset purchase agreement. The information set forth below reflects the Disposal Group as a discontinued operation.

The information set forth below is only a summary and is not necessarily indicative of future results. You should read the data set forth in the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Rite Aid’s audited and unaudited financial statements and the accompanying notes incorporated by reference in this proxy statement/prospectus.

	Fiscal Year Ended(2)
	March 3, 2018 (52 weeks)(*)	March 4, 2017 (53 weeks)(*)	February 27, 2016 (52 weeks)(*)	February 28, 2015 (52 weeks)	March 1, 2014 (52 weeks)
	(Dollars in thousands, except per share amounts)
Summary of Continuing Operations:
Revenues from continuing operations	$21,528,968	$22,927,540	$20,770,237	$16,558,195	$15,874,638
Net (loss) income from continuing operations	$(349,532)	$4,080	$102,088	$2,011,846	$199,458
Basic and diluted income per share:
Basic (loss) income per share—continuing operations	$(0.33)	$0.00	$0.10	$2.07	$0.18

Diluted (loss) income per share—continuing operations	$(0.33)	$0.00	$0.10	$1.98	$0.17

Year-End Financial Position:
Total assets(1)	8,989,327	11,593,752	11,277,010	8,777,425	6,860,672
Total debt(1)	3,939,265	7,328,693	6,994,136	5,559,116	5,672,944

(*)	Includes the results of the Pharmacy Services segment, which was acquired on June 24, 2015.
(1)	As of February 27, 2016, Rite Aid early adopted Accounting Standard Update No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs issued by the Financial Accounting Standards Board in April 2015. The effect of the adoption on Rite Aid’s consolidated balance sheet is a reduction in other assets and long-term debt, net of current maturities of $85,827 and $84,199 as of February 28, 2015 and March 1, 2014, respectively.

(2)	As noted above, in connection with the Sale, Rite Aid has applied discontinued operations treatment for the Sale as required by Accounting Standards Codification 210-05—Discontinued Operations, which we refer to as ASC 210-05. In accordance with Accounting Standards Codification 205-20, which we refer to as ASC 205-20, Rite Aid reclassified the Disposal Group to assets and liabilities held for sale on its consolidated balance sheets, and reclassified the financial results of the Disposal Group in its consolidated statements of operations and consolidated statements of cash flows for all periods presented.

Selected Unaudited Pro Forma

Condensed Combined Consolidated Financial Data

The following selected unaudited pro forma condensed consolidated balance sheet data as of February 24, 2018 reflects the merger and the Transactions (as defined in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [—] of this proxy statement/prospectus) as if they occurred on February 24, 2018. The unaudited pro forma condensed consolidated statement of continuing operations data for the 52 weeks ended February 24, 2018 reflects the merger and the Transactions as if they occurred on February 26, 2017, the first day of ACI’s fiscal year ended February 24, 2018.

The following selected unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s condensed financial position or results of operations actually would have been had the merger and the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors. The following selected unaudited pro forma combined financial information should be read in conjunction with the section entitled “Selected Historical Consolidated Financial Data of ACI” beginning on page [—] and “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes beginning on page [—] of this proxy statement/prospectus.

February 24, 2018 (in millions)
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information
Total assets	$31,058
Total debt, including current portion(1)	15,392
Total liabilities	27,470
Total equity	3,588

52 Weeks Ended February 24, 2018
(in millions, except per share amounts)
Selected Unaudited Pro Forma Condensed Combined Statement of Continuing Operations Information
Revenue	$81,436
Net loss from continuing operations	(298)
Basic and diluted loss per share from continuing operations	(0.77)
EBITDA	2,499
Adjusted EBITDA	3,045

(1)	Total debt, net of cash and cash equivalents as of February 24, 2018 was $14,533 on a pro forma combined basis.

The following is a reconciliation of Pro Forma Net Loss to Pro Forma Adjusted EBITDA (in millions):

52 Weeks Ended February 24, 2018
Pro Forma Net Loss	$(298)
Depreciation and amortization	2,349
Interest expense, net	1,102
Income tax benefit	(654)

Pro Forma EBITDA	$2,499

Gain on interest rate and commodity hedges, net	(6)
Gain on debt extinguishment	(5)
Goodwill impairment	404
Facility closures and related transition costs (1)	12
Acquisition and integration costs (2)	207
Equity-based compensation expense	72
Net loss on property dispositions, asset impairments and lease exit costs	100
LIFO benefit	(26)
Walgreens Boots Alliance merger termination fee	(325)
Other (3)	113

Pro forma Adjusted EBITDA	$3,045

(1)	Includes costs related to facility closures and the transition to ACI’s decentralized operating model.
(2)	Primarily includes costs related to acquisitions, integration of acquired businesses and expenses related to management fees paid in connection with acquisition and financing activities.
(3)	Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in ACI’s equity method investment in Casa Ley, changes in fair value of the CVRs, foreign currency translation gains, costs related to ACI’s initial public offering and pension expense in excess of cash contributions.

RISK FACTORS

By voting in favor of the merger proposal, Rite Aid stockholders will be choosing to invest in ACI common stock following the completion of the merger. An investment in ACI common stock involves a high degree of risk. Before you vote, you should carefully consider the risks described below, those described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus and the other information contained in this proxy statement/prospectus or in the documents of Rite Aid incorporated by reference into this proxy statement/prospectus, particularly the risk factors discussed in this section of this proxy statement/prospectus entitled “Risk Factors” and in the section entitled “Risk Factors” in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, which is incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus. In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can ACI or Rite Aid assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Merger

The market price for ACI common stock may be affected by factors different from those that historically have affected Rite Aid common stock.

Following the merger, Rite Aid stockholders will become stockholders of ACI. The combined company’s business will differ from that of Rite Aid, and accordingly the results of operations of ACI following the merger will be affected by some factors that are different from those currently affecting the results of operations of Rite Aid. This proxy statement/prospectus describes the business of ACI and incorporates by reference important information regarding the business of Rite Aid and also describes important factors to consider in connection with those businesses and the business of the combined company. For a discussion of these matters, see, for example, the sections entitled “Business of ACI”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI”, “Index to Financial Statements of Albertsons Companies, Inc.” and “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus as well as the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Regulatory approval could prevent, or substantially delay, consummation of the merger.

The special meeting of Rite Aid stockholders at which the merger agreement will be considered may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. In this event, if the merger proposal is approved, ACI and Rite Aid may subsequently agree to conditions without further seeking stockholder approval, even if such conditions could have an adverse effect on Rite Aid, ACI or the combined company, except as required by applicable law.

For a more complete summary of the requirements of ACI and Rite Aid related to regulatory approvals and the regulatory approvals that must be satisfied or waived prior to completion of the merger, see the sections entitled “The Merger Agreement—Further Action; Efforts” beginning on page [—] and “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page [—] of this proxy statement/prospectus.

The closing of the merger is subject to many conditions and if these conditions are not satisfied or waived, the merger will not be completed.

The closing of the merger is subject to a number of conditions as set forth in the merger agreement that must be satisfied or waived, including, among other things, approval of the merger agreement by holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote on the merger; expiration or earlier termination of the waiting period (and any extension thereof) under the HSR Act (which condition was satisfied on March 28, 2018); absence of any law or order prohibiting the merger; approval for listing on the NYSE of the shares of ACI common stock to be issued in the merger and to be reserved for issuance in connection with the merger; the approval of a “Form A” application with the Ohio Department of Insurance for ACI and its applicable stockholder(s) (which was filed on April 24, 2018); effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; receipt by Rite Aid of not less than $4.076 billion of gross proceeds under the WBA asset purchase agreement (which condition was satisfied on March 13, 2018); distribution by Albertsons Investor of all shares of ACI common stock owned by it to its respective equityholders; delivery by ACI to Rite Aid of the lock-up agreements, no action agreements and standstill agreement, in each case, in the form agreed to by the parties to the merger agreement; and absence of a material adverse effect on Rite Aid and ACI, in each case, as defined in the merger agreement.

The closing of the merger is also dependent on the accuracy of representations and warranties made by the parties to the merger agreement (subject to customary materiality qualifiers and other customary exceptions) and the performance in all material respects by the parties of obligations imposed under the merger agreement.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page [—] of this proxy statement/prospectus.

There can be no assurance as to whether or when the conditions to the closing of the merger will be satisfied or waived or as to whether or when the merger will be consummated.

The merger is subject to approval by Rite Aid stockholders.

The merger cannot be completed unless Rite Aid stockholders approve the merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote on the merger. If Rite Aid stockholders do not approve the merger proposal, the merger will not be completed.

Litigation filed against ACI, Rite Aid, Merger Sub I, Merger Sub II and/or the members of the Rite Aid board of directors could prevent or delay the consummation of the mergers or result in the payment of damages following completion of the mergers.

In connection with the mergers, third parties may file lawsuits against ACI, Rite Aid, Merger Sub I, Merger Sub II and/or the members of the Rite Aid board of directors. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, any such lawsuits could prevent or delay completion of the mergers and result in substantial costs to ACI, Rite Aid or the combined company following the mergers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

The pendency of the merger may cause disruptions in Rite Aid’s and ACI’s businesses, which could have an adverse effect on its business, financial condition or results of operations.

The pendency of the merger could cause disruptions in and create uncertainty regarding Rite Aid’s and ACI’s businesses, which could have an adverse effect on their financial conditions and results of operations, regardless of whether the merger is completed. These risks, which could be exacerbated by a delay in the completion of the merger, include the following:

•	certain vendors may change their programs or processes which might adversely affect the supply or cost of the products, which then might adversely affect Rite Aid’s and ACI’s stores sales or gross profit;

•	negotiations with third party payors might be adversely affected which then might adversely affect Rite Aid’s and ACI’s stores sales or gross profit;

•	Rite Aid’s and ACI’s current and prospective associates may experience uncertainty about their future roles with ACI, which might adversely affect Rite Aid’s and ACI’s ability to attract and retain key personnel;

•	key management and other employees may be difficult to retain or may become distracted from day-to-day operations because matters related to the merger may require substantial commitments of their time and resources, which could adversely affect Rite Aid’s and ACI’s operations and financial results;

•	Rite Aid’s and ACI’s current and prospective customers may experience uncertainty about the ability of Rite Aid’s and ACI’s stores to meet their needs, which might cause customers to make purchases or fill their prescriptions elsewhere;

•	Rite Aid’s and ACI’s ability to pursue alternative business opportunities, including strategic acquisitions, is limited by the terms of the merger agreement. If the merger is not completed for any reason, there can be no assurance that any other transaction acceptable to Rite Aid or ACI will be offered or that its business, prospects or results of operations will not be adversely affected;

•	Rite Aid’s and ACI’s ability to make appropriate changes to their businesses may be restricted by covenants in the merger agreement; these restrictions generally require Rite Aid and ACI to conduct their businesses in the ordinary course and subject Rite Aid and ACI to a variety of specified limitations absent ACI’s or Rite Aid’s prior written consent, as applicable. Rite Aid and ACI may find that these and other contractual restrictions in the merger agreement may delay or prevent Rite Aid or ACI from responding, or limit Rite Aid’s and ACI’s ability to respond effectively, to competitive pressures, industry developments and future business opportunities that may arise during such period, even if Rite Aid’s or ACI’s management believes they may be advisable; and

•	the costs and potential adverse outcomes of litigation relating to the merger.

The merger agreement contains restrictions on the ability of Rite Aid to pursue other alternatives to the merger.

The merger agreement contains non-solicitation provisions that, subject to limited exceptions, restrict the ability of Rite Aid to solicit, initiate or knowingly facilitate any inquiries regarding any third-party offer or proposal that might reasonably be expected to lead to a takeover proposal. Further, subject to limited exceptions, consistent with applicable law, the merger agreement provides that the Rite Aid board of directors will not withhold, withdraw or modify in a manner adverse to ACI its recommendation that Rite Aid stockholders vote in favor of the merger proposal, and in specified circumstances, if ACI requests, ACI has a right to negotiate with Rite Aid in order to match any competing takeover proposals that may be made. Although the Rite Aid board of directors is permitted to take certain actions in response to a superior proposal or a takeover proposal that is reasonably likely to result in a superior proposal if it determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties, doing so in specified situations could require Rite Aid to pay to ACI a termination fee of $65 million. In addition, Rite Aid may be required to reimburse ACI for its reasonable and documented out-of-pocket transaction fees and expenses, up to an amount of $10 million (with such payment credited to any termination fee subsequently paid by Rite Aid). See the sections entitled “The Merger Agreement—Additional Agreements—No Solicitation” beginning on page [—] of this proxy statement/prospectus and “The Merger Agreement—Termination of the Merger Agreement” beginning on page [—] of this proxy statement/prospectus for a more complete discussion of these restrictions and consequences.

Such provisions could discourage a potential acquirer that might have an interest in making a proposal from considering or proposing any such transaction, even if it were prepared to pay consideration with a higher value to Rite Aid stockholders than that to be paid in the merger. There also is a risk that the requirement to pay the termination fee or expense payment to ACI in certain circumstances may result in a potential acquirer proposing to pay a lower per share price to acquire Rite Aid than it might otherwise have proposed to pay.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions that must be fulfilled to complete the merger, including, among other things, approval of the merger agreement by holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote on the merger; expiration or earlier termination of the waiting period (and any extension thereof) under the HSR Act (which condition was satisfied on March 28, 2018); absence of any law or order prohibiting the merger; approval for listing on the NYSE of the shares of ACI common stock to be issued in the merger and to be reserved for issuance in connection with the merger; the approval of a “Form A” application with the Ohio Department of Insurance for ACI and its applicable stockholder(s) (which was filed on April 24, 2018); effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; receipt by Rite Aid of not less than $4.076 billion of gross proceeds under the WBA asset purchase agreement (which condition was satisfied on March 13, 2018); distribution by Albertsons Investor of all shares of ACI common stock owned by it to its respective equityholders; delivery by ACI to Rite Aid of the lock-up agreements, no action agreements and standstill agreement, in each case, in the form agreed to by the parties to the merger agreement; and absence of a material adverse effect on Rite Aid and ACI, in each case, as defined in the merger agreement. These conditions to the closing of the merger may not be fulfilled and, accordingly, the mergers may not be completed. In addition, either ACI or Rite Aid may terminate the merger agreement under certain circumstances including, among other reasons, if the merger is not completed by August 18, 2018. For a discussion of the circumstances under which the merger agreement could be terminated and when a termination fee and expense payment may be payable by Rite Aid, see the sections entitled “The Merger Agreement—Additional Agreements—No Solicitation” beginning on page [—], The Merger Agreement—Termination of the Merger Agreement—Termination Fees” beginning on page [—] and “The Merger Agreement—Expense Reimbursement” beginning on page [—] of this proxy statement/prospectus.

The termination of the merger agreement could negatively impact Rite Aid.

If the merger is not completed for any reason, including as a result of Rite Aid stockholders failing to approve the merger proposal, the ongoing businesses of Rite Aid may be adversely affected and, without realizing any of the anticipated benefits of having completed the merger, Rite Aid would be subject to a number of risks, including the following:

•	Rite Aid may experience negative reactions from the financial markets, including a decline of its stock price (which may reflect a market assumption that the merger will be completed);

•	Rite Aid may experience negative reactions from its customers, regulators and employees;

•	Rite Aid will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•	matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Rite Aid management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Rite Aid as an independent company.

If the merger agreement is terminated and the Rite Aid board of directors seeks another merger, business combination or other transaction, Rite Aid stockholders cannot be certain that Rite Aid will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Rite Aid stockholders would receive in the merger. If the merger agreement is terminated under certain circumstances specified in the merger agreement, Rite Aid may be required to pay ACI a termination fee of $65 million, depending on the circumstances surrounding the termination. In addition, Rite Aid may be required to reimburse ACI for its reasonable and documented out-of-pocket transaction fees and expenses, up to an amount of $10 million (with such payment credited to any termination fee subsequently paid by Rite Aid). See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page [—] of this proxy statement/prospectus for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination fee and expense payment may be payable by Rite Aid.

Directors and executive officers of Rite Aid have interests in the merger that are different from, and in addition to, those of Rite Aid stockholders generally.

The directors and executive officers of Rite Aid have interests in the merger that are different from, and in addition to, those of Rite Aid stockholders generally. These interests include the continued employment of certain executive officers of Rite Aid, including John T. Standley, who is expected to serve as Chief Executive Officer of the combined company, the treatment in the merger of Rite Aid stock options, Rollover RSUs, Rollover RSAs, Former Service Provider RSAs and Former Service Provider RSUs, annual bonus opportunities and other rights held by Rite Aid’s directors and executive officers, and the indemnification of former Rite Aid directors and officers by ACI. Rite Aid stockholders should be aware of these interests when they consider the recommendation of the Rite Aid board of directors that they vote in favor of the merger proposal. The Rite Aid board of directors was aware of and considered these interests when it determined that the terms of the merger agreement and the transactions contemplated thereby were fair to, and in the best interests of, Rite Aid and its stockholders, and recommended that Rite Aid stockholders approve the merger proposal and the transactions contemplated by the merger agreement.

See the section entitled “Interests of the Directors and Officers of Rite Aid in the Merger” beginning on page [—] of this proxy statement/prospectus for additional details regarding these interests.

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of the combined company following the merger may differ materially.

The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of financial condition or results of operations of the combined company following the merger for several reasons. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of ACI following the closing of the merger.

Rite Aid stockholders will have less influence, as a group, as stockholders of ACI following the closing of the merger than as stockholders of Rite Aid.

Following the merger, former Rite Aid stockholders, who currently collectively own 100% of Rite Aid, will own, on a fully diluted basis, between approximately 28.0% and 29.6% of the outstanding ACI common stock, depending on the number of holders of Rite Aid common stock who elect to receive the additional cash consideration. Consequently, Rite Aid stockholders, as a group, will exercise less influence over the management and policies of the combined company than they currently may have over the management and policies of Rite Aid.

The shares of ACI common stock to be received by Rite Aid stockholders as a result of the merger will have rights different from the shares of Rite Aid common stock.

Pursuant to the terms of the merger agreement, immediately prior to the closing of the merger, ACI’s certificate of incorporation and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this proxy statement/prospectus. As a result, the rights of Rite Aid stockholders, who will become stockholders of ACI following the merger, will be governed by the new ACI certificate of incorporation, by the new ACI bylaws and by the DGCL. The rights under the new ACI certificate of incorporation and the new ACI bylaws will differ in certain material respects from the rights under the Rite Aid certificate of incorporation and the Rite Aid bylaws. See the section entitled “Comparison of Rights of ACI Stockholders and Rite Aid Stockholders” beginning on page [—] of this proxy statement/prospectus for a discussion of these rights.

The mergers, taken together, are expected to, but may not, qualify as a “reorganization” within the meaning of the Code.

The parties expect the mergers, taken together, to be treated as a “reorganization” within the meaning of the Code, and the obligation of Rite Aid and ACI to complete the mergers is conditioned upon the receipt of U.S. federal income tax opinions to that effect from their respective tax counsel. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the Internal Revenue Service, which we refer to as the IRS, or the courts. The expectation that the mergers, taken together, will be treated as a “reorganization” within the meaning of the Code reflects assumptions and was prepared taking into account the relevant information available to ACI and Rite Aid at the time. However, this information is not fact and should not be relied upon as necessarily indicative of future results. Furthermore, such expectation constitutes a forward looking statement. For information on forward looking statements, see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus. If the mergers do not qualify as a “reorganization,” then a Rite Aid stockholder may be required to recognize any gain with respect to the entire consideration received in the merger, including any shares of ACI common stock received as well as any cash amount received. For further information, please refer to the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

The financial forecasts for each of Rite Aid and ACI contained herein have not been audited and are subject to change.

This document includes certain financial forecasts for Rite Aid and ACI. The financial forecasts have been prepared by management of ACI or Rite Aid, as applicable, and neither company’s independent accountants have audited or reviewed such financial information. There can be no assurance that ACI’s or Rite Aid’s actual results for the periods presented herein will not differ from the financial forecasts presented herein and such changes could be material.

Risks Relating to the Combined Company Following the Merger

ACI may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, ACI’s ability to combine its business with that of Rite Aid in a manner that facilitates growth opportunities and cost savings, including projected revenue opportunities and cost synergies. ACI believes that the merger will provide an opportunity for revenue growth, including a number of new business areas for ACI and Rite Aid.

However, ACI must successfully combine the businesses of ACI and Rite Aid in a manner that permits these anticipated benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

The combined company may be unable to retain Rite Aid and/or ACI personnel during the pendency of the merger or after the merger is completed. ACI and Mr. Standley may be unable to reach an agreement with respect to Mr. Standley’s employment with the combined company.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by ACI and Rite Aid. It is possible that these employees may decide not to remain with ACI or Rite Aid, as applicable, while the merger is pending or with the combined company after the merger is consummated. Additionally, ACI may be unable to reach an agreement with John T. Standley, who is currently expected to serve as Chief Executive Officer of the combined company, with respect to Mr. Standley’s employment with the combined company. If certain executive officers or key employees choose not to continue or terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Rite Aid to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, ACI and Rite Aid may not be able to locate suitable replacements for any key employees who leave either company, or offer employment to potential replacements on reasonable terms.

The failure by the combined company to integrate successfully the business and operations of Rite Aid and ACI and execute on its business strategy in the expected time frame may adversely affect the combined company’s future results.

Historically, ACI and Rite Aid have operated as independent companies, and they will continue to do so until the completion of the merger. There can be no assurances that their businesses can be integrated successfully or that the combined company can increase revenue growth or profitability. ACI and Rite Aid currently expect to achieve $375 million in annual cost synergies, with associated one-time costs of $400 million, as a result of the merger, as well as $3.6 billion in additional revenue opportunities, with associated one-time costs of $300 million, as a result of the merger. However, there is no guarantee that ACI and Rite Aid will successfully realize these anticipated cost synergies or revenue opportunities in full or at all (or in the anticipated categories and/or percentages), and the anticipated benefits of the integration plan may not be realized. Actual revenue opportunities and cost savings, if achieved, may be lower than what the combined company expects and may take longer to achieve than anticipated or require greater charges than anticipated. If ACI is not able to adequately address integration challenges, the combined company may be unable to successfully integrate ACI’s and Rite Aid’s operations or to realize the anticipated benefits of the integration of the two companies.

Furthermore, it is possible that the integration process could result in the loss of key ACI or Rite Aid employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of ACI and Rite Aid in order to realize the anticipated benefits of the merger:

•	combining the companies’ operations;

•	combining the businesses of ACI and Rite Aid and meeting the capital requirements of the combined company in a manner that permits ACI and Rite Aid to achieve the cost savings and revenue opportunities anticipated to result from the merger, the failure of which would result in the material anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating the companies’ technologies (see “—Risks Relating to ACI’s Business and Industry—ACI may be adversely affected by risks related to its dependence on IT systems. Any future changes to or intrusion into these IT systems, even if ACI is compliant with industry security standards, could materially adversely affect its reputation, financial condition and operating results” beginning on page [—] of this proxy statement/prospectus for more information);

•	integrating and unifying the offerings and services available to customers, including ACI’s just for U, MyMixx and fuel rewards programs and Rite Aid’s Wellness+ loyalty program;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	integrating the companies’ financial reporting and internal control systems, including compliance by the combined company with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors, including clients of EnvisionRxOptions;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company following the merger.

Combining the businesses of ACI and Rite Aid may be more difficult, costly or time-consuming than expected, which may adversely affect the combined company’s results and negatively affect the value of its common stock following the merger.

ACI and Rite Aid have entered into the merger agreement because each believes that the merger will be beneficial to its respective companies and stockholders and that combining the businesses of ACI and Rite Aid will produce revenue opportunities and cost savings. If the combined company is not able to successfully combine the businesses of ACI and Rite Aid in an efficient and effective manner, the anticipated revenue opportunities and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of ACI common stock may be affected adversely.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of ACI common stock following the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Rite Aid is also obligated to continue providing services to WBA pursuant to a transition services agreement, which may result in difficulties in integrating Rite Aid’s and ACI’s businesses. Actual growth and cost savings, if achieved, may be lower than what the combined company expects and may take longer to achieve than anticipated. If ACI is not able to adequately address integration challenges, the combined company may be unable to successfully integrate ACI’s and Rite Aid’s operations or to realize the anticipated benefits of the integration of the two companies.

ACI and Rite Aid will incur significant integration, transaction and merger-related costs in connection with the merger.

ACI and Rite Aid have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, capital expenditures, severance and other potential employment-related costs, including payments that may be made to certain Rite Aid executive officers, filing fees, printing expenses and other related charges. Some of these costs are payable by ACI and Rite Aid regardless of whether or not the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both ACI and Rite Aid have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

ACI and Rite Aid also expect to incur significant costs in connection with achieving the cost synergies and revenue opportunities that ACI and Rite Aid expect to achieve as a result of the merger. These costs may be higher than expected, and the expected cost synergies and revenue opportunities may not be achieved in full or at all, or within the identified categories or at the estimated amounts and/or percentages. There may also be additional unanticipated significant costs and charges in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income ACI and Rite Aid expect to achieve from the merger. Although ACI and Rite Aid expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Third parties may terminate or alter existing contracts or relationships with ACI or Rite Aid.

ACI and Rite Aid have contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require ACI or Rite Aid to obtain consents from these other parties in connection with the merger. Additionally, Envision Insurance Company is party to several health plan agreements featuring change of control provisions that may give third parties the right to terminate or alter their contracts with Envision Insurance Company as a result of the merger. If consents under these and other agreements cannot be obtained, ACI or Rite Aid may suffer a loss of potential future revenues and may lose rights that are material to its respective businesses and the business of the combined company. In addition, third parties with whom ACI or Rite Aid currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

The combined company may be unable to retain Rite Aid and/or ACI personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by ACI and Rite Aid. It is possible that these employees may decide not to remain with ACI or Rite Aid, as applicable, while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Rite Aid to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, ACI and Rite Aid may not be able to locate suitable replacements for any key employees who leave either company, or offer employment to potential replacements on reasonable terms.

Rite Aid will experience an “ownership change” under Section 382 of the Code, potentially limiting its use of tax attributes, such as net operating losses and other tax attributes, to reduce future tax liabilities after completion of the mergers.

Rite Aid has substantial net operating losses and other tax attributes for U.S. federal income tax purposes. The utilization of these tax attributes following completion of the mergers depends on the timing and amount of taxable income earned by ACI and Rite Aid in the future, which Rite Aid is not able to predict. Moreover, Rite Aid will experience an “ownership change” under Section 382 of the Code as a result of the mergers, potentially limiting the use of Rite Aid’s tax attributes to reduce future tax liabilities of ACI and Rite Aid for U.S. federal income tax purposes. This limitation may affect the timing of when these tax attributes may be used which, in turn, may impact the timing and amount of cash taxes payable by ACI and Rite Aid.

Risks Relating to Ownership of ACI Common Stock

Because there is currently no public market for ACI common stock, the market price and trading volume of ACI common stock may be volatile, and holders of common stock may not be able to sell shares of ACI common stock following the merger or sell shares of ACI common stock at an attractive price.

Prior to the completion of the merger, ACI common stock will not be publicly traded and there will not have been any public market for ACI common stock. Following the completion of the merger, an active trading market for the ACI common stock may not develop or be sustained. As a result, no public market price is available to Rite Aid stockholders for use in determining the value of ACI common stock they are entitled to receive as merger consideration. We cannot predict the extent to which investor interest will lead to the development of an active trading market in shares of ACI common stock or whether such a market will be sustained following the merger.

The market price of ACI common stock after the completion of the merger will be subject to significant fluctuations in response to, among other factors, variations in operating results and market conditions specific to the combined company’s industry. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you, or at all. The market price of ACI common stock could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this proxy statement/prospectus;

•	actual or anticipated fluctuations in the combined company’s operating results;

•	for reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by the combined company’s customers or competitors regarding their own performance;

•	regulatory changes that could impact the combined company’s business; and

•	general economic and industry conditions.

Following the merger, Cerberus will have significant influence over the combined company and may have conflicts of interest with the combined company in the future.

Following the merger, Cerberus will own approximately 25.8% of ACI common stock on a fully diluted basis, assuming all Rite Aid stockholders elect to receive the stock election exchange ratio, or 26.3% of ACI common stock on a fully diluted basis, assuming all Rite Aid stockholders elect to receive the additional cash consideration. Additionally, so long as Cerberus continues to directly or indirectly own a significant amount of the outstanding shares of ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to cause certain Cerberus nominees to be appointed to the ACI board of directors following the effective time. After the effective time of the merger, and until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause two nominees designated by Cerberus to be elected to the ACI board of directors. From and after such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, but beneficially owns at least five percent (5%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause one nominee designated by Cerberus to be elected to the ACI board of directors. Until such time as Cerberus ceases to beneficially own at least fifteen percent (15%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause directors designated by Cerberus to be elected Chairman and Lead Director, provided that, if Robert G. Miller has ceased to serve as

Chairman, either the Chairman or the Lead Director will qualify as “independent” under the rules of the NYSE and will not be a partner or employee of Cerberus, its affiliates or any of the ACI Institutional Investors. Until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause a director designated by Cerberus to be elected Lead Director.

As a result, Cerberus will have significant influence over the management of the combined company and decisions of the board of directors as well as over any action requiring the approval of the holders of ACI common stock, including adopting any amendments to the new ACI certificate of incorporation, electing directors and approving mergers or sales of substantially all of the combined company’s capital stock or its assets. Any directors designated by Cerberus will have significant influence over decisions affecting the capital structure of the combined company, including the issuance of additional capital stock, incurrence of additional indebtedness, the implementation of stock repurchase programs and the decision of whether or not to declare dividends. Cerberus is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with ACI. Cerberus may also separately pursue acquisition opportunities that may be complementary to ACI’s business and, as a result, those acquisition opportunities may not be available to ACI. For more information about Cerberus’s nomination rights following the effective time of the merger, see the section entitled “The Merger—Governance of ACI Following the Merger” beginning on page [—] of this proxy statement/prospectus.

Future sales of ACI common stock in the public market by existing holders of ACI common stock could cause volatility in the price of ACI common stock or cause the share price to fall.

If Cerberus or the other ACI Holders, and in particular, the ACI Institutional Investors, sell substantial amounts of ACI common stock in the public market following the merger, the market price of ACI common stock could decrease. The perception in the public market that Cerberus and the ACI Institutional Investors might sell shares of common stock could also create a perceived overhang and depress our market price. Upon the closing of the merger, between 63.7% (assuming that all Rite Aid stockholders elect to receive the stock election consideration pursuant to the merger agreement) and 65.1% (assuming that all Rite Aid stockholders elect to receive the cash election consideration pursuant to the merger agreement) of the shares of ACI common stock will be held by Cerberus or the ACI Institutional Investors on a fully diluted basis. Prior to the closing of the merger, each ACI Holder, including Cerberus and the ACI Institutional Investors, will deliver a lock-up agreement to ACI. Pursuant to the lock-up agreements, each ACI Holder will agree, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of ACI common stock, or any options or warrants to purchase common stock of ACI, or any securities convertible into, exchangeable for or that represent the right to receive common stock of ACI, owned by them (whether directly or by means of beneficial ownership) held by them immediately prior to the closing of the merger. Beginning six months after the closing of the merger, the ACI Holders will be permitted to sell up to one-third (which amount may be increased in certain circumstances) of the initial number of such restricted shares in a registered offering pursuant to the registration rights agreement. Beginning twelve months after the closing of the merger, the ACI Holders will be permitted to sell up to two-thirds (which amount may be increased in certain circumstances) of the initial number of such restricted shares in a registered offering pursuant to the registration rights agreement. Beginning eighteen months after the closing of the merger, the restrictions of the lock-up agreements will expire, except that ACI Holders that beneficially own at least 5% of the total outstanding shares of ACI common stock would continue to be required to sell shares in a registered offering pursuant to the terms of the registration rights agreement. Under certain circumstances, shares may be sold outside of a registered offering during the lock-up period. See the section entitled “Other Related Agreements—Lock-Up Agreements” beginning on page [—] of this proxy statement/prospectus. The market price for shares of ACI common stock may drop when the restrictions on resale by Cerberus and the other ACI Holders lapse.

In addition, Cerberus and the ACI Institutional Investors will have substantial demand and piggyback registration rights. Cerberus and the ACI Institutional Investors will have the ability to cause ACI to file registration statements and engage in underwritten offerings so that they can sell their restricted shares. These registration rights could cause ACI to expend significant time and expense and we cannot assure you if or when such holders will exercise their registration rights. See “Other Related Agreements—Registration Rights Agreement” beginning on page [—] of this proxy statement/prospectus.

ACI does not currently intend to pay a dividend and its ability to pay regular dividends to its stockholders is subject to the discretion of the board of directors and may be limited by ACI’s debt agreements and limitations under Delaware law.

It is not currently anticipated that ACI will pay a regular quarterly dividend following the closing of the merger. In addition, any such determination to pay dividends will be at the discretion of the board of directors and will be dependent on then-existing conditions, including the combined company’s financial condition, earnings, legal requirements, including limitations under Delaware law, restrictions in ACI’s debt agreements that limit its ability to pay dividends to stockholders and other factors the board of directors deems relevant. The ACI board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. For these reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, realization of a gain on your shares of ACI common stock received in the merger may depend on the appreciation of the price of ACI common stock, which may not occur.

The new ACI certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by ACI stockholders, which could limit ACI stockholders’ ability to obtain a favorable judicial forum for disputes with ACI or its directors, officers, employees or agents.

Similar to the exclusive forum provision in the Rite Aid bylaws, the new ACI certificate of incorporation will provide that, unless ACI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on ACI’s behalf, (ii) any action asserting a breach of a fiduciary duty owed by any of ACI’s directors, officers employees or agents to ACI or ACI stockholders, (iii) any action asserting a claim pursuant to any provision of the DGCL, the new ACI certificate of incorporation or the new ACI bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in any share of ACI common stock will be deemed to have notice of and to consent to these provisions of the new ACI certificate of incorporation. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with ACI or its current or former directors, officers, employees or agents, which may discourage such lawsuits against ACI and such persons. Alternatively, if a court were to find these provisions of the new ACI certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, ACI may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect ACI’s business, results of operations, and financial condition.

Risks Relating to ACI’s Business and Industry

You should read and consider the following risk factors specific to ACI’s business, which will also affect the combined company after the merger. Please note that the risk factors described below apply only to ACI’s business and do not address risks relating to Rite Aid’s business or the combined company. For information on risks relating to the merger and the combined company following the merger, please see the prior sections entitled “—Risks Relating to the Merger” and “—Risks Relating to the Combined Company Following the Merger.” For more information on risks relating to Rite Aid’s business, please see the section entitled “Risk Factors” in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Various operating factors and general economic conditions affecting the food retail industry may affect ACI’s business and may adversely affect ACI’s business and operating results.

ACI’s operations and financial performance are affected by economic conditions such as macroeconomic conditions, credit market conditions and the level of consumer confidence. While the combination of improved economic conditions, the trend towards lower unemployment, higher wages and lower gasoline prices have contributed to improved consumer confidence, there is continued uncertainty about the strength of the economic recovery. If the economy does not continue to improve or if it weakens, or if gasoline prices rebound, consumers may reduce spending, trade down to a less expensive mix of products or increasingly rely on food discounters, all of which could impact ACI’s sales. In addition, consumers’ perception or uncertainty related to the economic recovery and future fuel prices could also dampen overall consumer confidence and reduce demand for ACI’s product offerings. Both inflation and deflation affect ACI’s business. Food deflation could reduce sales growth and earnings, while food inflation could reduce gross profit margins. Several food items and categories, such as meat, eggs and dairy, experienced price deflation in the fiscal years ended February 25, 2017 and February 24, 2018, and this deflation could continue in the future. ACI is unable to predict if the economy will continue to improve, the rate at which the economy may improve, the direction of gasoline prices or if deflationary trends will occur. If the economy does not continue to improve or if it weakens, fuel prices increase or deflationary trends continue, ACI’s business and operating results could be adversely affected.

Competition in ACI’s industry is intense, and ACI’s failure to compete successfully may adversely affect ACI’s profitability and operating results.

The food and drug retail industry is large and dynamic, characterized by intense competition among a collection of local, regional and national participants. ACI faces strong competition from other brick and mortar food and/or drug retailers, supercenters, club stores, discount stores, online retailers, specialty and niche supermarkets, drug stores, general merchandisers, wholesale stores, convenience stores, natural food stores, farmers’ markets, local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods, restaurants and home delivery and meal solution companies. Shifts in the competitive landscape, consumer preference or market share may have an adverse effect on ACI’s profitability and results of operations.

As a result of consumers’ growing desire to shop online, ACI also faces increasing competition from both ACI’s existing competitors that have incorporated the internet as a direct-to-consumer channel and online providers that sell grocery products. Although ACI has a growing internet presence and offers ACI customers the ability to shop online for both home delivery and in-store pick-up, there is no assurance that these online initiatives will be successful. In addition, these initiatives may have an adverse impact on ACI’s profitability as a result of lower gross profits or greater operating costs to compete.

ACI’s ability to attract customers is dependent, in large part, upon a combination of channel preference, location, store conditions, quality, price, service, convenience and selection. In each of these areas, traditional and non-traditional competitors compete with ACI and may successfully attract ACI’s customers by matching or exceeding what ACI offers or by providing greater shopping convenience. In recent years, many of ACI’s competitors have aggressively added locations and adopted a multi-channel approach to marketing and advertising. ACI’s responses to competitive pressures, such as additional promotions, increased advertising, additional capital investment and the development of ACI’s internet offerings, could adversely affect ACI’s profitability and cash flow. ACI cannot guarantee that ACI’s competitive response will succeed in increasing or maintaining ACI’s share of retail food sales.

An increasingly competitive industry and deflation in the prices of certain foods have made it difficult for food retailers to achieve positive identical store sales growth on a consistent basis. ACI and its competitors have attempted to maintain or grow ACI’s and their respective share of retail food sales through capital and price investment, increased promotional activity and new store growth, creating a more difficult environment to consistently increase year-over-year sales. Several of ACI’s primary competitors are larger than ACI is or have greater financial resources available to them and, therefore, may be able to devote greater resources to invest in price, promotional activity and new or remodeled stores in order to grow their share of retail food sales. Price investment by ACI’s competitors has also, from time to time, adversely affected ACI’s operating margins. In recent years, ACI has invested in price in order to remain competitive and generate sales growth; however, there can be no assurance this strategy will be successful.

Because ACI faces intense competition, ACI needs to anticipate and respond to changing consumer preferences and demands more effectively than its competitors. ACI devotes significant resources to differentiating ACI’s banners in the local markets where ACI operates and invests in loyalty programs to drive traffic. ACI’s local merchandising teams spends considerable time working with store directors to make sure ACI is satisfying consumer preferences. In addition, ACI strives to achieve and maintain favorable recognition of its own brands and offerings, and market these offerings to consumers and maintain and enhance a perception of value for consumers. While ACI seeks to continuously respond to changing consumer preferences, there are no assurances that ACI’s responses will be successful.

ACI’s continued success is dependent upon its ability to control operating expenses, including managing health care and pension costs stipulated by its collective bargaining agreements to effectively compete in the food retail industry. Several of ACI’s primary competitors are larger than it is, or are not subject to collective bargaining agreements, allowing them to more effectively leverage their fixed costs or more easily reduce operating expenses. Finally, ACI needs to source, market and merchandise efficiently. Changes in ACI’s product mix also may negatively affect its profitability. Failure to accomplish ACI’s objectives could impair its ability to compete successfully and adversely affect its profitability.

Profit margins in the food retail industry are low. In order to increase or maintain ACI’s profit margins, ACI develops operating strategies to increase revenues, increase gross margins and reduce costs, such as new marketing programs, new advertising campaigns, productivity improvements, shrink reduction initiatives, distribution center efficiencies, manufacturing efficiencies, energy efficiency programs and other similar strategies. ACI’s failure to achieve forecasted revenue growth, gross margin improvement or cost reductions could have a material adverse effect on its profitability and operating results.

Increased commodity prices may adversely impact ACI’s profitability.

Many of ACI’s own and sourced products include ingredients such as wheat, corn, oils, milk, sugar, proteins, cocoa and other commodities. Commodity prices worldwide have been volatile. Any increase in commodity prices may cause an increase in ACI’s input costs or the prices ACI’s vendors seek from it.

Although ACI typically is able to pass on modest commodity price increases or mitigate vendor efforts to increase its costs, ACI may be unable to continue to do so, either in whole or in part, if commodity prices increase materially. If ACI is forced to increase prices, ACI’s customers may reduce their purchases at ACI’s stores or trade down to less profitable products. Both may adversely impact ACI’s profitability as a result of reduced revenue or reduced margins.

Fuel prices and availability may adversely affect ACI’s results of operations.

ACI currently operates 397 fuel centers that are adjacent to many of ACI’s store locations. As a result, ACI sells a significant amount of gasoline. Increased regulation or significant increases in wholesale fuel costs could result in lower gross profit on fuel sales, and demand could be affected by retail price increases as well as by concerns about the effect of emissions on the environment. ACI is unable to predict future regulations, environmental effects, political unrest, acts of terrorism and other matters that may affect the cost and availability of fuel, and how ACI’s customers will react, which could adversely affect ACI’s results of operations.

ACI’s stores rely heavily on sales of perishable products, and product supply disruptions may have an adverse effect on ACI’s profitability and operating results.

Reflecting consumer preferences, ACI has a significant focus on perishable products. Sales of perishable products accounted for approximately 41.0% of ACI’s total sales in the fiscal year ended February 24, 2018. ACI relies on various suppliers and vendors to provide and deliver ACI’s perishable product inventory on a continuous basis. ACI could suffer significant perishable product inventory losses and significant lost revenue in the event of the loss of a major supplier or vendor, disruption of ACI’s distribution network, extended power outages, natural disasters or other catastrophic occurrences.

Severe weather and natural disasters may adversely affect ACI’s business.

Severe weather conditions such as hurricanes, earthquakes, floods, extended winter storms, heat waves or tornadoes, as well as other natural disasters, in areas in which ACI has stores or distribution centers or from which ACI sources or obtains products may cause physical damage to ACI’s properties, closure of one or more of ACI’s stores, manufacturing facilities or distribution centers, lack of an adequate work force in a market, temporary disruption in the manufacture of products, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to ACI’s distribution centers or stores, a reduction in customer traffic and a reduction in the availability of products in ACI’s stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt ACI’s business and adversely affect its business.

ACI’s quarterly results may fluctuate significantly.

ACI’s operating results have historically varied on a quarterly basis and may continue to fluctuate significantly in the future. Factors that may affect our quarterly operating results, some of which are beyond the control of management, include, but are not limited to inflation, fluctuations in inventory, energy, transportation, labor, healthcare and other costs, significant acquisitions, dispositions, joint ventures and other strategic initiatives, asset impairment charges, weather conditions, the timing of holidays and other risk factors discussed herein. Accordingly, investors should not rely on the results of any particular quarter as an indication of ACI’s future performance.

Threats or potential threats to security of food and drug safety, the occurrence of a widespread health epidemic or regulatory concerns in ACI’s supply chain may adversely affect ACI’s business.

Acts or threats, whether perceived or real, of war or terror or other criminal activity directed at the food or drug store industry or the transportation industry, whether or not directly involving ACI’s stores, could increase ACI’s operating costs and operations, or impact general consumer behavior and consumer spending. Other events that give rise to actual or potential food contamination, drug contamination or food-borne illnesses, or a widespread regional, national or global health epidemic, such as pandemic flu, could have an adverse effect on ACI’s operating results or disrupt production and delivery of its products, its ability to appropriately staff its stores and potentially cause customers to avoid public gathering places or otherwise change their shopping behaviors.

ACI sources its products from vendors and suppliers and related networks across the globe who may be subject to regulatory actions or face criticism due to actual or perceived social injustices, including human trafficking, child labor or environmental, health and safety violations. A disruption in ACI’s supply chain due to any regulatory action or social injustice could have an adverse impact on its supply chain and ultimately its business, including potential harm to its reputation.

ACI could be affected if consumers lose confidence in the food supply chain or the quality and safety of ACI’s products.

ACI could be adversely affected if consumers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying ACI’s products or cause production and delivery disruptions. The real or perceived sale of contaminated food products by ACI could result in product liability claims, a loss of consumer confidence and product recalls, which could have a material adverse effect on ACI’s business.

Consolidation in the healthcare industry could adversely affect ACI’s business, financial condition and results of operations after the merger.

Many organizations in the healthcare industry, including PBMs, have consolidated to create larger healthcare enterprises with greater market power, which has resulted in greater pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for ACI’s products and services, including after the proposed merger. If these pressures result in reductions in ACI’s prices, ACI will become less profitable unless it is able to achieve corresponding reductions in costs or develop profitable new revenue streams. ACI expects that market demand, government regulation, third-party reimbursement policies, government contracting requirements, and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances among the industry participants ACI will engage with after the merger, which may adversely impact ACI’s business, financial condition and results of operations.

Certain risks are inherent in providing pharmacy services, and ACI’s insurance may not be adequate to cover any claims against ACI.

ACI currently operates 1,777 pharmacies and, after the merger, will operate 4,327 pharmacies, and, as a result, ACI is exposed to risks inherent in the packaging, dispensing, distribution, and disposal of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers, as well as increased regulatory risks and related costs. Although ACI maintains insurance, ACI cannot guarantee that the coverage limits under its insurance programs will be adequate to protect it against future claims, or that ACI will be able to maintain this insurance on acceptable terms in the future, or at all. ACI’s results of operations, financial condition or cash flows may be materially adversely affected if in the future ACI’s insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which ACI self-insures, or ACI suffers harm to its reputation as a result of an error or omission.

ACI is subject to numerous federal and state regulations. Each of ACI’s in-store pharmacies must be licensed by the state government. The licensing requirements vary from state to state. An additional registration certificate must be granted by the U.S. Drug Enforcement Administration, which we refer to as the DEA, and, in some states, a separate controlled substance license must be obtained to dispense controlled substances. In addition, pharmacies selling controlled substances are required to maintain extensive records and often report information to state and federal agencies. If ACI fails to comply with existing or future laws and regulations, ACI could suffer substantial civil or criminal penalties, including the loss of its licenses to operate pharmacies and its ability to participate in federal and state healthcare programs. As a consequence of the severe penalties ACI could face, ACI must devote significant operational and managerial resources to complying with these laws and regulations.

During the fiscal year ended February 28, 2015, ACI received two subpoenas from the DEA requesting information concerning its record keeping, reporting and related practices concerning the theft or significant loss of controlled substances. On June 7, 2016, ACI received a third subpoena requesting information concerning potential diversion by one former employee in the Seattle/Tacoma area (Washington State). On July 18, 2017, the DEA and U.S. Department of Justice announced that they had reached an agreement with Safeway with respect to the matters under investigation. Under the agreement, Safeway (1) has paid a penalty of $3.0 million; (2) has surrendered its controlled substances license at one of its pharmacies in California and has had its controlled substances license at one of its pharmacies in Washington State suspended for four months; and (3) is subject to a three year corrective action plan.

Recently, pharmaceutical manufacturers, wholesale distributors and retailers have faced intense scrutiny and, in some cases, investigations and litigation relating to the distribution of prescription opioid pain medications. On May 22, 2018, ACI received a subpoena from the Office of the Attorney General for the State of Alaska, which we refer to as the Alaska Attorney General, stating that the Alaska Attorney General has reason to believe ACI has engaged in unfair or deceptive trade practices under Alaska’s Unfair Trade Practices and Consumer Act and seeking documents regarding our policies, procedures, controls, training, dispensing practices and other matters in connection with the sale and marketing of opioid pain medications. ACI intends to cooperate with the Alaska Attorney General in this investigation. ACI does not currently have a basis to believe it has violated Alaska’s Unfair Trade Practices and Consumer Act. However, due to the early stages of the investigation, ACI is unable to predict the outcome of this matter or estimate a range of reasonably possible loss.

Application of federal and state laws and regulations could subject ACI’s current practices to allegations of impropriety or illegality, or could require ACI to make significant changes to its operations. In addition, ACI cannot predict the impact of future legislation and regulatory changes on its pharmacy business or assure that it will be able to obtain or maintain the regulatory approvals required to operate its business.

Integrating acquisitions may be time-consuming and create costs that could reduce ACI’s net income and cash flows.

Part of ACI’s strategy includes pursuing acquisitions that ACI believes will be accretive to its business, including the merger. With respect to the merger and any possible future acquisitions, the process of integrating the acquired business may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including, but not limited to:

•	failure to consummate the merger or a potential future acquisition;

•	transaction litigation;

•	a failure of ACI’s due diligence process to identify significant risks or issues;

•	the loss of customers of the acquired company or ACI;

•	negative impact on the brands or banners of the acquired company or ACI;

•	a failure to maintain or improve the quality of customer service;

•	difficulties assimilating the operations and personnel of the acquired company;

•	ACI’s inability to retain key personnel of the acquired company;

•	the incurrence of unexpected expenses and working capital requirements;

•	ACI’s inability to achieve the financial and strategic goals, including synergies, for the combined businesses; and

•	difficulty in maintaining internal controls, procedures and policies.

Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact ACI’s net income and cash flows.

ACI may not be able to consummate acquisitions in the future on terms acceptable to ACI, or at all. In addition, acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with ACI’s assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact ACI’s results of operations and financial condition.

See “—Risks Relating to the Merger” beginning on page [—] of this proxy statement/prospectus for more information about risks relating to the proposed merger.

A significant majority of ACI’s employees are unionized, and ACI’s relationship with unions, including labor disputes or work stoppages, could have an adverse impact on ACI’s operations and financial results.

As of February 24, 2018, approximately 187,000 of ACI’s employees were covered by collective bargaining agreements and, including the addition of Rite Aid’s employees after the merger, approximately 204,500 of ACI’s employees after the merger will be covered by collective bargaining agreements. During the fiscal year ending February 23, 2019, collective bargaining agreements covering approximately 54,000 of ACI’s employees are scheduled to expire. In future negotiations with labor unions, ACI expects that health care, pension costs and/or contributions and wage costs, among other issues, will be important topics for negotiation. If, upon the expiration of such collective bargaining agreements, ACI is unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers or lockouts by the employer and thereby significantly disrupt ACI’s operations. As part of ACI’s collective bargaining agreements, ACI may need to fund additional pension contributions, which would negatively impact its Free Cash Flow. Further, if ACI is unable to control health care and pension costs provided for in the collective bargaining agreements, ACI may experience increased operating costs and an adverse impact on its financial results.

Increased pension expenses, contributions and surcharges may have an adverse impact on ACI’s financial results.

ACI is party to defined benefit retirement plans for employees at its Safeway, United and NALP stores and distribution centers. The funded status of these plans (the difference between the fair value of the plan assets and the projected benefit obligation) is a significant factor in determining annual pension expense and cash contributions to fund the plans. In recent years, cash contributions have declined due to improved market conditions and the impact of the pension funding stabilization legislation, which increased the discount rate used to determine pension funding.

If financial markets do not improve or if financial markets decline, increased pension expense and cash contributions may have an adverse impact on ACI’s financial results. Under the Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, the PBGC has the authority to petition a court to terminate an underfunded pension plan under limited circumstances. In the event that ACI’s defined benefit pension plans are terminated for any reason, ACI could be liable to the PBGC for the entire amount of the underfunding, as calculated by the PBGC based on its own assumptions (which would result in a larger obligation than that based on the actuarial assumptions used to fund such plans). Under ERISA and the Code, the liability under these defined benefit plans is joint and several with all members of the control group, such that each member of the control group would be liable for the defined benefit plans of each other member of the control group.

In addition, ACI participates in various multiemployer pension plans for substantially all employees represented by unions that require ACI to make contributions to these plans in amounts established under collective bargaining agreements. Under the Pension Protection Act of 2006, which we refer to as the PPA, contributions in addition to those made pursuant to a collective bargaining agreement may be required in limited circumstances in the form of a surcharge that is equal to 5% of the contributions due in the first year and 10% each year thereafter until the applicable bargaining agreement expires.

Pension expenses for multiemployer pension plans are recognized by ACI as contributions are made. Benefits generally are based on a fixed amount for each year of service. ACI’s contributions to multiemployer plans were $431.2 million, $399.1 million and $379.8 million during the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016, respectively.

Based on an assessment of the most recent information available, ACI believes that most of the multiemployer plans to which it contributes are underfunded. ACI is only one of a number of employers contributing to these plans, and the underfunding is not a direct obligation or liability of ACI. However, ACI has attempted, as of February 24, 2018, to estimate its share of the underfunding of multiemployer plans to which ACI contributes, based on the ratio of its contributions to the total of all contributions to these plans in a year. As of February 24, 2018, ACI’s estimate of the its share of the underfunding of multiemployer plans to which it contributes was $4.1 billion. ACI’s share of underfunding described above is an estimate and could change based on the results of collective bargaining efforts, investment returns on the assets held in the plans, actions taken by trustees who manage the plans’ benefit payments, interest rates, if the employers currently contributing to these plans cease participation, and requirements under the PPA, the Multiemployer Pension Reform Act of 2014 and applicable provisions of the Code.

Additionally, underfunding of the multiemployer plans means that, in the event ACI were to exit certain markets or otherwise cease making contributions to these plans, ACI could trigger a substantial withdrawal liability. Any accrual for withdrawal liability will be recorded when a withdrawal is probable and can be reasonably estimated, in accordance with GAAP. All trades or businesses in the employer’s control group are jointly and severally liable for the employer’s withdrawal liability.

ACI is subject to withdrawal liability from certain multiemployer plans related to Safeway’s previous closure of its Dominick’s division. One of the plans, the UFCW & Employers Midwest Pension Fund, which we refer to as the Midwest Plan, had asserted ACI may be liable for mass withdrawal liability, if the plan has a mass withdrawal, in addition to the liability the Midwest Plan already has assessed. ACI’s management believes it is unlikely that a mass withdrawal will occur in the foreseeable future and disputes that the Midwest Plan would have the right to assess mass withdrawal liability against ACI if the Midwest Plan had a mass withdrawal. A mass withdrawal would require monthly installment payments to be made by ACI in perpetuity. ACI’s installment payments would be limited to 20 years if it is not part of, or the Midwest Plan does not experience, a mass withdrawal. ACI is disputing in arbitration the amount of the withdrawal liability the Midwest Plan has assessed. The amount of withdrawal liability ACI recorded as of February 24, 2018 for the closure of the Dominick’s division was $160.1 million.

See Note 12—Employee Benefit Plans and Collective Bargaining Agreements in ACI’s consolidated financial statements, included elsewhere in this prospectus, for more information relating to ACI’s participation in these multiemployer pension plans.

Unfavorable changes in government regulation may have a material adverse effect on ACI’s business.

ACI’s stores are subject to various federal, state, local and foreign laws, regulations and administrative practices. ACI must comply with numerous provisions regulating health and sanitation standards, food labeling, energy, environmental, equal employment opportunity, minimum wages, pension, health insurance and other welfare plans, and licensing for the sale of food, drugs and alcoholic beverages. ACI cannot predict either the nature of future laws, regulations, interpretations or applications, or the effect either additional government laws, regulations or administrative procedures, when and if promulgated, or disparate federal, state, local and foreign regulatory schemes would have on ACI’s future business. In addition, regulatory changes could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on ACI’s business.

The minimum wage continues to increase and is subject to factors outside of ACI’s control. Changes to wage regulations could have an impact on ACI’s future results of operations.

A considerable number of ACI’s employees are paid at rates related to the federal minimum wage. Additionally, many of ACI’s stores are located in states, including California, where the minimum wage is greater than the federal minimum wage and where a considerable number of employees receive compensation equal to the state’s minimum wage. For example, as of February 24, 2018, ACI employed approximately 71,000 associates in California, where the current minimum wage was recently increased to $11.00 per hour effective January 1, 2018, and will gradually increase to $15.00 per hour by January 1, 2022. In Maryland, where ACI employed approximately 8,000 associates as of February 24, 2018, the minimum wage was recently increased to $9.25 per hour, and will increase to $10.10 per hour on July 1, 2018. Moreover, municipalities may set minimum wages above the applicable state standards. For example, the minimum wage in Seattle, Washington, where ACI employed approximately 2,000 associates as of February 24, 2018, was recently increased to $15.00 per hour effective January 1, 2017 for employers with more than 500 employees nationwide. In Chicago, Illinois, where ACI employed approximately 6,200 associates as of February 24, 2018, the minimum wage was recently increased to $11.00 per hour, and will gradually increase to $13.00 per hour by July 1, 2019. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases could increase ACI’s labor costs, which may adversely affect ACI’s results of operations and financial condition.

The food retail industry is labor intensive. ACI’s ability to meet its labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of qualified persons in the workforce in the local markets in which ACI is located, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment and labor laws. Such laws related to employee hours, wages, job classification and benefits could significantly increase operating costs. In the event of increasing wage rates, if ACI fails to increase its wages competitively, the quality of ACI’s workforce could decline, causing ACI’s customer service to suffer, while increasing wages for ACI’s employees could cause ACI’s profit margins to decrease. If ACI is unable to hire and retain employees capable of meeting ACI’s business needs and expectations, ACI’s business and brand image may be impaired. Any failure to meet ACI’s staffing needs or any material increase in turnover rates of ACI’s employees may adversely affect its business, results of operations and financial condition.

Failure to attract and retain qualified associates could materially adversely affect ACI’s financial performance.

ACI’s ability to continue to conduct and expand its operations depends on its ability to attract and retain a large and growing number of qualified associates. ACI’s ability to meet its labor needs, including its ability to find qualified personnel to fill positions that become vacant at ACI’s existing stores and distribution centers, while controlling its associate wage and related labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which ACI operates, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If ACI is unable to locate, to attract or to retain qualified personnel, the quality of service ACI provides to its customers may decrease and its financial performance may be adversely affected.

Unfavorable changes in, failure to comply with or increased costs to comply with environmental laws and regulations could adversely affect ACI. The storage and sale of petroleum products could cause disruptions and expose ACI to potentially significant liabilities.

ACI’s operations, including its 397 fuel centers, are subject to various laws and regulations relating to the protection of the environment, including those governing the storage, management, disposal and cleanup of hazardous materials. Some environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, impose strict, and under certain circumstances joint and several, liability for costs to remediate a contaminated site, and also impose liability for damages to natural resources.

Federal regulations under the Clean Air Act require phase out of the production of ozone-depleting refrigerants that include hydrochlorofluorocarbons, the most common of which is R-22. By 2020, production of new R-22 refrigerant gas will be completely phased out; however, recovered and recycled/reclaimed R-22 will be available for servicing systems after 2020. ACI is reducing its R-22 footprint while continuing to repair leaks, thus extending the useful lifespan of existing equipment. For the fiscal year ended February 24, 2018, $15 million was budgeted for system retrofits, and ACI has budgeted approximately $15 million in subsequent years. Leak repairs are part of the ongoing refrigeration maintenance budget. ACI may be required to spend additional capital above and beyond what is currently budgeted for system retrofits and leak repairs which could have a significant impact on ACI’s business, results of operations and financial condition.

Third-party claims in connection with releases of or exposure to hazardous materials relating to ACI’s current or former properties or third-party waste disposal sites can also arise. In addition, the presence of contamination at any of ACI’s properties could impair its ability to sell or lease the contaminated properties or to borrow money using any of these properties as collateral. The costs and liabilities associated with any such contamination could be substantial, and could have a material adverse effect on ACI’s business. Under current environmental laws, ACI may be held responsible for the remediation of environmental conditions regardless of whether ACI leases, sublease or own the stores or other facilities and regardless of whether such environmental conditions were created by ACI or a prior owner or tenant. In addition, the increased focus on climate change, waste management and other environmental issues may result in new environmental laws or regulations that negatively affect ACI directly or indirectly through increased costs on its suppliers. There can be no assurance that environmental contamination relating to prior, existing or future sites or other environmental changes will not adversely affect ACI through, for example, business interruption, cost of remediation or adverse publicity.

ACI is subject to, and may in the future be subject to, legal or other proceedings that could have a material adverse effect on ACI.

From time to time, ACI is a party to legal proceedings, including matters involving personnel and employment issues, personal injury, antitrust claims, intellectual property claims and other proceedings arising in or outside of the ordinary course of business. In addition, there are an increasing number of cases being filed against companies generally, which contain class-action allegations under federal and state wage and hour laws. ACI estimates its exposure to these legal proceedings and establishes reserves for the estimated liabilities. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings or changes in management’s forecast assumptions or predictions, could have a material adverse impact on ACI’s results of operations.

ACI may be adversely affected by risks related to its dependence on IT systems. Any future changes to or intrusion into these IT systems, even if ACI is compliant with industry security standards, could materially adversely affect its reputation, financial condition and operating results.

ACI has complex IT systems that are important to the success of its business operations and marketing initiatives. If ACI were to experience failures, breakdowns, substandard performance or other adverse events affecting these systems, or difficulties accessing the proprietary business data stored in these systems, or in maintaining, expanding or upgrading existing systems or implementing new systems, ACI could incur significant losses due to disruptions in ACI’s systems and business.

ACI’s ability to effectively manage the day-to-day business of approximately 515 NALP stores depends significantly on IT services and systems provided by SuperValu pursuant to two transition services agreements, which we refer to as the SVU TSAs. Prior to NALP’s transition onto Safeway’s IT systems, the failure of SuperValu’s systems to operate effectively or to integrate with other systems, or unauthorized access into SuperValu’s systems, could cause ACI to incur significant losses due to disruptions in ACI’s systems and business. On October 17, 2017, Albertson’s LLC and NALP entered into wind-down agreements with SuperValu providing for, among other things, the termination of the SVU TSAs on September 21, 2018. Although ACI expects to complete the transition of the properties covered by the SVU TSAs onto Safeway’s IT systems prior to September 1, 2018, ACI may experience disruptions as a part of that process. As a result, if ACI is unable to complete the transition of certain properties by September 1, 2018, ACI will be required to pay SuperValu additional fees under the wind-down agreements and remain dependent upon SuperValu to provide these services until the transition is complete.

ACI receives and stores personal information in connection with its marketing and human resources organizations. The protection of ACI’s customer and employee data is critically important to

ACI. Despite ACI’s considerable efforts to secure its respective computer networks, security could be compromised, confidential information could be misappropriated or system disruptions could occur, as has occurred with a number of other retailers. If ACI (or through SuperValu) experiences a data security breach, ACI could be exposed to government enforcement actions, possible assessments from the card brands if credit card data was involved and potential litigation. In addition, ACI’s customers could lose confidence in its ability to protect their personal information, which could cause them to stop shopping at ACI’s stores altogether. The loss of confidence from a data security breach involving ACI’s employees could hurt its reputation and cause employee recruiting and retention challenges.

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in future intrusions into or compromise of ACI’s networks, payment card terminals or other payment systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often cannot be recognized until launched against a target; accordingly, ACI may not be able to anticipate these frequently changing techniques or implement adequate preventive measures for all of them. Any unauthorized access into ACI’s customers’ sensitive information, or data belonging to ACI or its suppliers, even if ACI is compliant with industry security standards, could put ACI at a competitive disadvantage, result in deterioration of its customers’ confidence in ACI, and subject it to potential litigation, liability, fines and penalties and consent decrees, resulting in a possible material adverse impact on its financial condition and results of operations.

As merchants who accept debit and credit cards for payment, ACI is subject to the Payment Card Industry, which we refer to as PCI, Data Security Standard, which we refer to as PCI DSS, issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to ACI’s security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, ACI is also subject to compliance with American National Standards Institute, which we refer to as ANSI, data encryption standards and payment network security operating guidelines. In addition, ACI is required to comply with PCI DSS version 3.2 for its 2018 assessment, and is replacing or enhancing ACI’s in-store systems to comply with these standards. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to ACI. Despite ACI’s efforts to comply with these or other payment card standards and other information security measures, ACI cannot be certain that all of its (or through SuperValu) IT systems will be able to prevent, contain or detect all cyber-attacks or intrusions from known malware or malware that may be developed in the future. To the extent that any disruption results in the loss, damage or misappropriation of information, ACI may be adversely affected by claims from customers, financial institutions, regulatory authorities, payment card associations and others. In addition, the cost of complying with stricter privacy and information security laws and standards, including PCI DSS version 3.2 and ANSI data encryption standards, could be significant.

Furthermore, on October 1, 2015, the payment card industry began to shift liability for certain transactions to retailers who are not able to accept Europay, Mastercard, and Visa, which we refer to as EMV, chip card transactions, which we refer to as the EMV Liability Shift. ACI has substantially completed the process of implementing EMV chip card technology in ACI’s stores and is currently implementing EMV chip card technology in its fuel centers. Before the implementation of EMV chip card technology is completed by ACI, it may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, which could have an adverse effect on ACI’s business, financial condition or cash flows.

Termination of the SuperValu transition services agreement or the failure of SuperValu to perform its obligations thereunder could adversely affect ACI’s business, financial results and financial condition.

ACI’s ability to effectively monitor and control the operations of its company depends to a large extent on the proper functioning of its IT and business support systems. In connection with ACI’s acquisition of NALP, Albertson’s LLC and NALP each entered into an SVU TSA. Pursuant to the SVU TSAs, Albertson’s LLC and NALP each pay fees to SuperValu for certain services, including back office, administrative, IT, procurement, insurance and accounting services. The SVU TSAs limit the liability of SuperValu to instances in which SuperValu has committed gross negligence in regard to the provision of services or has breached its obligations under the SVU TSAs. The SVU TSAs terminated and replaced a transition services agreement providing for substantially similar services, which ACI had previously entered into with SuperValu in connection with ACI’s June 2006 acquisition of certain Albertsons stores. ACI is dependent upon SuperValu to continue to provide these services to Albertson’s LLC and NALP until ACI transitions Albertson’s LLC and NALP onto Safeway’s IT system and otherwise replaces SuperValu as a service provider to Albertson’s LLC and NALP. In addition, ACI may depend on SuperValu to manage IT services and systems for additional stores ACI acquires, including the stores ACI has acquired from A&P, until ACI is able to transition such stores onto Safeway’s IT system. The failure by SuperValu to perform its obligations under the SVU TSAs prior to Albertson’s LLC’s and NALP’s transition onto Safeway’s IT systems and to other service providers (external or internal) could adversely affect ACI’s business, financial results, prospects and results of operations.

On October 17, 2017, Albertson’s LLC and NALP entered into wind-down agreements with SuperValu providing for, among other things, the termination of the SVU TSAs on September 21, 2018. Although ACI expects to complete the transition of the properties covered by the SVU TSAs onto Safeway’s IT systems prior to September 1, 2018, ACI may suffer disruptions as part of that process. As a result, if ACI is unable to complete the transition of certain properties by September 1, 2018, ACI will be required to pay SuperValu additional fees under the wind-down agreements and remain dependent upon SuperValu to provide these services until ACI’s transition is complete.

Furthermore, SuperValu manages and operates NALP’s distribution center located in the Lancaster, Pennsylvania area. Under an operating and supply agreement with SuperValu for the operation of, and supply of products from, the distribution center located in the Lancaster, Pennsylvania area, which we refer to as the Lancaster Agreement, SuperValu supplies NALP’s Acme and Shaw’s stores from the distribution center under a shared costs arrangement. The failure by SuperValu to perform its obligations under the Lancaster Agreement could adversely affect ACI’s business, financial results and financial condition.

ACI’s third-party IT services provider discovered unauthorized computer intrusions in 2014. These intrusions could adversely affect ACI’s brands and could discourage customers from shopping in ACI’s Albertsons and NALP stores.

ACI’s third-party IT services provider for Albertsons and NALP, SuperValu, informed ACI in the summer of 2014 that it discovered unlawful intrusions to approximately 800 Shaw’s, Star Market, Acme, Jewel-Osco and Albertsons banner stores in an attempt to obtain payment card data. ACI has contacted the appropriate law enforcement authorities regarding these incidents and has coordinated with ACI’s merchant bank and payment processors to address the situation. ACI maintains insurance to address potential liabilities for cyber risks and, in the case of ACI and NALP, is self-insured for cyber risks for periods prior to August 11, 2014. ACI has also notified its various insurance carriers of these incidents and is providing further updates to the carriers as the investigation continues.

On October 6, 2015, ACI received a letter from the Office of the Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices are leading a multi-state group that includes the attorneys general for 14 other states requesting specified information concerning the two data breach incidents. The multistate group has not made a monetary demand, and ACI is unable to estimate the possibility of or reasonable range of loss, if any. ACI has cooperated with the investigation. In addition, the payment card networks required that forensic investigations be conducted of the intrusions. The forensic firm retained by ACI to conduct an investigation has issued separate reports for each intrusion (copies of which have been provided to the payment card networks).

In both reports, the forensic firm found that not all of the PCI DSS standards had been met at the time of the intrusions and that some of this non-compliance may have contributed to or caused at least some portion of the compromise that occurred during the intrusions. On August 5, 2016, ACI was notified that MasterCard had asserted its initial assessment for incremental counterfeit fraud losses and non-ordinary course expenses (such as card reissuance costs) as well as its case management assessment. On December 5, 2016, ACI was further notified that MasterCard had asserted its final assessment of approximately $6.0 million, which ACI paid on December 9, 2016; however ACI disputes the MasterCard assessment. and, on March 10, 2017, filed a lawsuit against MasterCard seeking recovery of the assessment. On May 5, 2017, MasterCard filed a motion to dismiss the litigation. In a decision dated August 25, 2017, the court denied MasterCard’s motion, and the litigation is ongoing. On January 2, 2018, ACI was notified that Visa, Inc., which we refer to as Visa, had asserted its assessment for incremental fraud losses and card reissuance costs for $1.0 million. ACI paid the assessment in the fiscal quarter ended February 24, 2018. On October 20, 2015, ACI agreed with one of its third-party payment administrators to provide a $15 million letter of credit to cover any claims from the payment card networks and to maintain a minimum level of card processing until the potential claims from the payment card networks are resolved. On January 4, 2018, this third-party payment administrator agreed to reduce the letter of credit to the Visa assessment amount of approximately $1.0 million. ACI has recorded an estimated liability for probable losses that ACI expects to incur in connection with the claims or potential claims to be made by the payment card networks. The estimated liability is based on information currently available to ACI and may change as new information becomes available or if other payment card networks assert their claims against ACI. ACI will continue to evaluate information as it becomes available and will record an estimate of additional loss, if any, when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable. Currently, the potential range of any loss above ACI’s currently recorded amount cannot be reasonably estimated given other claims may still be asserted by the payment card networks other than MasterCard and Visa and because significant factual and legal issues remain unresolved.

ACI believes the intrusions may have been an attempt to collect payment card data. As a result of the criminal intrusions, two class action complaints were filed against ACI by consumers and are currently pending, Mertz v. SuperValu Inc. et al, filed in federal court in the state of Minnesota and Rocke v. SuperValu Inc. et al, filed in federal court in the state of Idaho, alleging deceptive trade practices, negligence and invasion of privacy. The plaintiffs seek unspecified damages. The Judicial Panel on Multidistrict Litigation has consolidated the class actions and transferred the cases to the District of Minnesota. On August 10, 2015, ACI, together with SuperValu, filed a motion to dismiss the class actions, which was granted without prejudice on January 7, 2016. The plaintiffs filed a motion to alter or amend the court’s judgment, which was denied on April 20, 2016. The court also denied leave to amend the complaint. On May 18, 2016, the plaintiffs filed a notice of appeal to the Eighth Circuit Court of Appeals and defendants filed a cross-appeal. In a decision dated August 30, 2017, the Eighth Circuit Court of Appeals reversed the District Court’s dismissal of the case as to one of the 16 named plaintiffs, affirmed the dismissal as to the remaining 15 named plaintiffs and remanded the case to the District Court for further proceedings. On November 3, 2017, ACI filed a motion to dismiss with respect to the remaining plaintiff’s claim on the basis that the plaintiff was not a customer of any of ACI’s stores, and on March 7, 2018, ACI’s motion to dismiss was granted with prejudice and these complaints are now resolved.

There can be no assurance that ACI will not suffer a similar criminal attack in the future or that unauthorized parties will not gain access to personal information of ACI’s customers. While ACI has recently implemented additional security software and hardware designed to provide additional protections against unauthorized intrusions, there can be no assurance that unauthorized individuals will not discover a means to circumvent ACI’s security. Computer intrusions could adversely affect ACI’s brands, have caused ACI to incur legal and other fees, may cause ACI to incur additional expenses for additional security measures and could discourage customers from shopping in ACI’s stores.

Three of ACI’s insurance carriers have denied its claim for cyber insurance coverage for losses resulting from the intrusions based on, among other things, the insurers’ conclusions that the intrusions began prior to the start date for coverage under the cyber insurance policy. ACI responded to the insurers’ denials disagreeing with the conclusions and reserving ACI’s rights. ACI’s claims with other of its insurance carriers remain outstanding.

ACI uses a combination of insurance and self-insurance to address potential liabilities for workers’ compensation, automobile and general liability, property risk (including earthquake and flood coverage), director and officers’ liability, employment practices liability, pharmacy liability and employee health care benefits.

ACI uses a combination of insurance and self-insurance to address potential liabilities for workers’ compensation, automobile and general liability, property risk (including earthquake and flood coverage), director and officers’ liability, employment practices liability, pharmacy liability and employee health care benefits and cyber and terrorism risks. ACI estimates the liabilities associated with the risks retained by ACI, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

The majority of ACI’s workers’ compensation liability is from claims occurring in California. California workers’ compensation has received intense scrutiny from the state’s politicians, insurers, employers and providers, as well as the public in general.

ACI’s long-lived assets, primarily goodwill and store-level assets, are subject to periodic testing for impairment.

ACI’s long-lived assets, primarily goodwill and store-level assets, are subject to periodic testing for impairment. ACI has incurred significant impairment charges to earnings in the past. Long-lived asset impairment charges were $100.9 million, $46.6 million and $40.2 million in the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016, respectively. Failure to achieve sufficient levels of cash flow at reporting units and at store-level could result in impairment charges on long-lived assets. During the second quarter of the fiscal year ended February 24, 2018, ACI recorded a goodwill impairment loss of $142.3 million. The annual evaluation of goodwill performed for ACI’s reporting units during the fourth quarters of the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016 did not result in impairment.

ACI’s operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products.

ACI’s operations are dependent upon the availability of a significant amount of energy and fuel to manufacture, store, transport and sell products. Energy and fuel costs are influenced by international, political and economic circumstances and have experienced volatility over time. To reduce the impact of volatile energy costs, ACI has entered into contracts to purchase electricity and natural gas at fixed prices to satisfy a portion of ACI’s energy needs. ACI also manages its exposure to changes in energy prices utilized in the shipping process through the use of short-term diesel fuel derivative contracts. Volatility in fuel and energy costs that exceeds offsetting contractual arrangements could adversely affect ACI’s results of operations.

ACI may have liability under certain operating leases that were assigned to third parties.

ACI may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, ACI could be responsible for the lease obligation.

With respect to other leases ACI has assigned to third parties, because of the wide dispersion among third parties and the variety of remedies available, ACI believes that if an assignee became insolvent it would not have a material effect on ACI’s financial condition, results of operations or cash flows. No liability has been recorded for assigned leases in ACI’s consolidated balance sheet related to these contingent obligations.

ACI may be unable to attract and retain key personnel, which could adversely impact its ability to successfully execute its business strategy.

The continued successful implementation of ACI’s business strategy depends in large part upon the ability and experience of members of its senior management. In addition, ACI’s performance is dependent on its ability to identify, hire, train, motivate and retain qualified management, technical, sales and marketing and retail personnel. ACI cannot assure you that it will be able to retain such personnel on acceptable terms or at all. If ACI loses the services of members of its senior management or is unable to continue to attract and retain the necessary personnel, ACI may not be able to successfully execute its business strategy, which could have an adverse effect on its business.

Risks Relating to ACI’s Safeway, A&P and Haggen Acquisitions and Integration

ACI may not be able to achieve the full amount of synergies that are anticipated, or achieve the synergies on the schedule anticipated, from the Safeway acquisition.

Although ACI currently expects to achieve annual synergies from the Safeway acquisition of approximately $823 million on a run-rate basis by February 23, 2019 with remaining associated one-time costs of approximately $200 million, including approximately $65 million of Safeway integration-related capital expenditures, inclusion of the projected synergies in this proxy statement/prospectus should not be viewed as a representation that ACI in fact will achieve this annual synergy target by February 23, 2019, or at all. ACI achieved synergies from the Safeway acquisition of approximately $575 million and $675 million during the fiscal years ended February 25, 2017 and February 24, 2018, respectively, or approximately $750 million on an annual run-rate basis by February 24, 2018, principally from savings related to corporate and division overhead, ACI’s own brands, the conversion of Albertsons and NALP onto Safeway’s IT systems, marketing and advertising cost reduction and operational efficiencies within ACI’s back office and distribution and manufacturing organizations.

To the extent ACI fails to achieve these synergies, its results of operations may be impacted, and any such impact may be material. Actual synergies, the expenses and cash required to realize the synergies and the sources of the synergies could differ materially from these estimates, and ACI cannot assure you that it will achieve the full amount of synergies on the schedule anticipated, or at all, or that these synergy programs will not have other adverse effects on ACI’s business. In light of these significant uncertainties, you should not place undue reliance on ACI’s estimated synergies.

ACI has incurred, and will continue to incur, significant integration costs in connection with Safeway.

ACI expects that it will continue to incur a number of costs associated with integrating the operations of Safeway to achieve expected synergies. The substantial majority of these costs will be non-recurring expenses resulting from the Safeway acquisition and will consist of ACI’s transition of NALP to Safeway’s IT systems, consolidation costs and employment-related costs. Anticipated synergies are expected to require approximately $200 million of remaining associated one-time costs, including approximately $65 million of one-time integration-related capital expenditures during the fiscal year ending February 23, 2019. Additional unanticipated costs may be incurred in the integration of Safeway’s business. Although ACI expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

New business initiatives and strategies may be less successful than anticipated and could adversely affect ACI’s business.

The introduction, implementation, success and timing of new business initiatives and strategies, including, but not limited to, initiatives to increase revenue or reduce costs, may be less successful or may be different than anticipated, which could adversely affect ACI’s business.

See “—Risks Relating to the Combined Company Following the Merger—The failure by the combined company to integrate successfully the business and operations of Rite Aid and ACI and execute on its business strategy in the expected time frame may adversely affect the combined company’s future results” beginning on page [—] of this proxy statement/prospectus for a discussion of risks relating to the integration of the business and operations of Rite Aid and ACI.

Risks Relating to ACI’s Indebtedness

ACI’s substantial level of indebtedness could adversely affect its financial condition and prevent ACI from fulfilling its obligations under its indebtedness.

ACI has a significant amount of indebtedness. As of February 24, 2018, on an actual basis, ACI had $11.3 billion of debt outstanding, and ACI would have been able to borrow an additional $3.1 billion under the borrowing bases under the ACI ABL Facility. In addition, as of February 24, 2018 and on a pro forma basis for the consummation of the merger and the refinancing transactions contemplated thereby (as further discussed in the section entitled “The Merger—Debt Matters” beginning on page [—] of this proxy statement/prospectus), ACI’s total indebtedness would have been approximately $14.9 billion, and ACI expects that it would have been able to borrow an additional $3.2 under the ACI ABL Facility (or the Best-Efforts ABL Facility).

ACI’s substantial indebtedness could have important consequences to you. For example, it could:

•	adversely affect the market price of ACI common stock;

•	increase ACI’s vulnerability to general adverse economic and industry conditions;

•	require ACI to dedicate a substantial portion of ACI’s cash flow from operations to payments on its indebtedness, thereby reducing the availability of ACI’s cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions;

•	limit ACI’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	place ACI at a competitive disadvantage compared to its competitors that have less debt; and

•	limit ACI’s ability to borrow additional funds.

In addition, ACI cannot assure you that it will be able to refinance any of its debt or that it will be able to refinance its debt on commercially reasonable terms. If ACI were unable to make payments or refinance its debt or obtain new financing under these circumstances, ACI would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations with ACI’s lenders to restructure the applicable debt.

ACI’s debt instruments may restrict, or market or business conditions may limit, ACI’s ability to use some of its options.

Despite ACI’s significant indebtedness levels, ACI may still be able to incur substantially more debt, which could further exacerbate the risks associated with its substantial leverage.

ACI and its subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements that govern the ACI ABL Facility and the ACI Term Loan Facility (which, together with the ACI ABL Facility, we refer to as the Senior Secured Credit Facilities) and the indentures that govern the NALP Notes (as defined herein), the Safeway Notes and the ACI Unsecured Notes (as defined herein), as well as the indentures governing the 2027 Rite Aid Notes and the 2028 Rite Aid Notes that will remain outstanding after the merger, permit ACI to incur significant additional indebtedness, subject to certain limitations. Additionally, it is expected that the agreements that will govern the Best-Efforts ABL Facility, the ABL Term Loan Facility, and the Floating Rate Indenture (as defined herein) will permit ACI to incur significant additional indebtedness, subject to certain limitations. If new indebtedness is added to ACI’s and ACI’s subsidiaries’ current debt levels, the related risks that ACI and they now face would intensify. See the section entitled “Description of Indebtedness” beginning on page [—] of this proxy statement/prospectus.

To service its indebtedness, the combined company will require a significant amount of cash and its ability to generate cash depends on many factors beyond its control.

The combined company’s ability to make cash payments on and to refinance the combined company indebtedness and to fund planned capital expenditures will depend on its ability to generate significant operating cash flow in the future, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI—Liquidity and Financial Resources” beginning on page [—] of this proxy statement/prospectus. This ability is, to a significant extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that will be beyond the combined company’s control.

The combined company’s business may not generate sufficient cash flow from operations to enable the combined company to pay its indebtedness or to fund its other liquidity needs. In any such circumstance, the combined company may need to refinance all or a portion of its indebtedness, on or before maturity. The combined company may not be able to refinance any indebtedness on commercially reasonable terms or at all. If the combined company cannot service its indebtedness, it may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. Any such action, if necessary, may not be effected on commercially reasonable terms or at all. The instruments governing the combined company’s indebtedness may restrict the combined company’s ability to sell assets and the combined company’s use of the proceeds from such sales.

If the combined company is unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness, or if it otherwise fail to comply with the various covenants in the instruments governing its indebtedness, it could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under ACI credit agreement, or any replacement revolving credit facility in respect thereof, could elect to terminate their revolving commitments thereunder, cease making further loans and institute foreclosure proceedings against the combined company’s assets, and the combined company could be forced into bankruptcy or liquidation.

ACI’s debt instruments limit its flexibility in operating its business.

ACI’s debt instruments contain various covenants that limit its and its restricted subsidiaries’ ability to engage in specified types of transactions, including, among other things:

•	incur additional indebtedness or provide guarantees in respect of obligations of other persons, or issue disqualified or preferred stock;

•	pay dividends on, repurchase or make distributions in respect of ACI’s capital stock or make other restricted payments;

•	repay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	sell or otherwise dispose of certain assets;

•	incur liens;

•	engage in sale and leaseback transactions;

•	restrict dividends, loans or asset transfers from ACI’s subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of ACI’s assets;

•	enter into a new or different line of business; and

•	enter into certain transactions with ACI’s affiliates.

A breach of any of these covenants could result in a default under ACI’s debt instruments. In addition, any debt agreements (including in connection with the Financing) ACI enters into in the future may further limit its ability to enter into certain types of transactions. In addition, the restrictive covenants in the ACI ABL Facility require, and the Best-Efforts ABL Facility and ABL Term Loan Facility are expected to require, ACI, in certain circumstances, to maintain a specific fixed charge coverage ratio. ACI’s ability to meet that financial ratio can be affected by events beyond its control, and ACI cannot assure you that ACI will meet it. A breach of this covenant could result in a default under such facilities. Moreover, the occurrence of a default under the ACI ABL Facility could result in an event of default under ACI’s other indebtedness. Upon the occurrence of an event of default under the ACI ABL Facility or the Best-Efforts ABL Facility, the lenders could elect to declare all amounts outstanding under such facilities to be immediately due and payable and terminate all commitments to extend further credit. Even if ACI is able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to ACI. See the section entitled “Description of Indebtedness” beginning on page [—] of this proxy statement/prospectus.

Currently, substantially all of ACI’s assets are pledged as collateral under the Senior Secured Credit Facilities.

As of February 24, 2018, on an actual basis, ACI’s total indebtedness was approximately $11.3 billion, including $5.7 billion outstanding under ACI’s Senior Secured Credit Facilities. As of February 24, 2018, on an actual basis, ACI had $576.8 million of outstanding standby letters of credit under its Senior Secured Credit Facilities. In addition, as of February 24, 2018 and on a pro forma basis for the consummation of the merger and the refinancing transactions contemplated thereby (as further discussed in the section entitled “The Merger—Debt Matters”) beginning on page [—] of this proxy statement/prospectus, ACI’s total indebtedness would have been approximately $14.9 billion. Substantially all of ACI’s and ACI’s subsidiaries’ assets are pledged as collateral for this indebtedness. Additionally, as a result of the refinancing transactions contemplated in connection with the merger, the 2027 Rite Aid Notes and the 2028 Rite Aid Notes will receive an equal and ratable lien solely on the assets of Rite Aid (and not on its subsidiaries) that secure the ACI Term Loan Facility. As of February 24, 2018, the ACI ABL Facility would have permitted additional borrowings of up to a maximum of $3.1 billion under the borrowing bases as of that date. If ACI is unable to repay all secured borrowings under its Senior Secured Credit Facilities when due, whether at maturity or if declared due and payable following a default, the administrative agents or the lenders, as applicable, would have the right to proceed against the collateral pledged to secure the indebtedness and may sell the assets pledged as collateral in order to repay those borrowings, which could have a material adverse effect on ACI’s business, financial condition, results of operations or cash flows.

Additionally, subject to certain exceptions, the Best-Efforts ABL Facility, the ABL Term Loan Facility and the Floating Rate Notes will also be secured by ACI’s and ACI’s subsidiaries’ (including Rite Aid and its subsidiaries) assets after the merger. For a description of the collateral securing these facilities, see the section entitled “The Merger—Debt Matters” beginning on page [—] of this proxy statement/prospectus for more information.

Increases in interest rates and/or a downgrade of ACI’s credit ratings could negatively affect its financing costs and its ability to access capital.

ACI has exposure to future interest rates based on the variable rate debt under ACI’s credit facilities and to the extent ACI raises additional debt in the capital markets to meet maturing debt obligations, to fund ACI’s capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with operational cash flow and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although ACI employs risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase ACI’s financing costs and negatively impact its reported results.

ACI relies on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in ACI’s credit ratings from the internationally recognized credit rating agencies could negatively affect its ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact ACI’s ability to grow its business by substantially increasing the cost of, or limiting access to, capital.

Risks Relating to Rite Aid’s Business

You should read and consider risk factors specific to Rite Aid’s business that will also affect the combined company after the merger. These risks are described in the section entitled “Risk Factors” in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and the documents to which ACI and Rite Aid refer you to in this proxy statement/prospectus as well as oral statements made or to be made by ACI and Rite Aid, include certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act, both as amended by the Private Securities Litigation Reform Act of 1995, with respect to the businesses, strategies and plans of ACI and Rite Aid, their expectations relating to the merger and their future financial condition and performance. Statements included in or incorporated by reference into this proxy statement/prospectus that are not historical facts, including statements about the beliefs and expectations of the management of each of ACI and Rite Aid, are forward-looking statements. Words such as “believes”, “plans”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Statements regarding cost synergies and revenue opportunities (and in each case, the components, amounts and/or percentages thereof) are forward-looking statements. While ACI and Rite Aid believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of ACI and Rite Aid. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of ACI and Rite Aid depending upon a number of factors affecting their businesses and risks associated with the successful execution of the merger and the integration and performance of their businesses following the merger. These factors include, but are not limited to, risks and uncertainties detailed in Rite Aid’s periodic public filings with the SEC, including those discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page [—] of this proxy statement/prospectus and in the section entitled “Risk Factors” in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, factors contained or incorporated by reference into such documents and in subsequent filings by Rite Aid with the SEC, and the following factors:

•	the occurrence of any change, effect, event, occurrence, development, matter, state of facts, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Rite Aid to pay a termination fee and/or expenses to ACI;

•	access to significant debt financing for the proposed merger on a timely basis and on reasonable terms;

•	uncertainties related to the timing and likelihood of the completion of the merger, including the risk that the transaction may not close due to one or more closing conditions to the merger not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals;

•	risks relating to the integration of ACI and Rite Aid operations, products and employees into the combined company and the possibility that the anticipated cost synergies, growth opportunities and other benefits of the proposed merger (including the components, amounts and/or percentages thereof) will not be realized in whole or in part, within the expected timeframe, or at all, or that the costs related to such activities will not be greater than anticipated;

•	the inability to complete the merger due to the failure to obtain Rite Aid stockholder approval of the merger proposal or the failure to satisfy other conditions to the closing of the merger;

•	the risk that there may be a material adverse change of Rite Aid or ACI;

•	the failure of the merger to close for any other reason;

•	the impact of the proposed transaction on each company’s business pending consummation of the transaction including the risk that the proposed transaction could have adverse effects on the market price of Rite Aid common stock and the risk that the proposed transaction could have an adverse effect on the ability of Rite Aid and ACI to retain customers, hire key personnel and maintain relationships with their suppliers and customers;

•	the outcome of any legal proceedings instituted against Rite Aid, ACI and/or others relating to the merger;

•	diversion of the attention of Rite Aid’s and ACI’s respective management from ongoing business concerns;

•	limitations placed on the ability of ACI and Rite Aid to operate their respective businesses by the merger agreement;

•	the effect of the announcement of the merger on Rite Aid’s and ACI’s business relationships, employees, customers, suppliers, vendors, other partners, including Rite Aid’s RediClinics, standing with regulators, operating results and businesses generally;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;

•	the competitive nature of the industry in which ACI and Rite Aid conduct their respective businesses;

•	general business and economic conditions, including the rate of inflation or deflation, consumer spending levels, population, employment and job growth and/or losses in ACI’s and Rite Aid’s markets;

•	failure of ACI to successfully integrate Safeway or achieve anticipated synergies from the acquisition and integration of Safeway;

•	failure of ACI to successfully integrate the acquired A&P and Haggen stores;

•	ACI’s ability to increase identical store sales, expand its own brands, maintain or improve operating margins, revenue and revenue growth rate, control or reduce costs, improve buying practices and control shrink;

•	ACI’s ability to expand or grow its home delivery network and “Drive Up and Go” pick-up services;

•	pricing pressures and competitive factors, which could include pricing strategies, store openings, remodels or acquisitions by ACI’s competitors;

•	labor costs, including benefit plan costs and severance payments, or labor disputes that may arise from time to time and work stoppages that could occur in areas where certain collective bargaining agreements have expired or are on indefinite extensions or are scheduled to expire in the near future;

•	disruptions in ACI’s manufacturing facilities’ or distribution centers’ operations, disruption of significant supplier relationships, or disruptions to ACI’s produce or product supply chains;

•	results of any ongoing litigation in which ACI or Rite Aid is involved or any litigation in which ACI or Rite Aid may become involved;

•	data security, or the failure of ACI’s (or through SuperValu) or Rite Aid’s IT systems;

•	increased costs as the result of ACI being a public company;

•	the effects of government regulation and legislation, including healthcare reform;

•	ACI’s ability to raise additional capital to finance the growth of its business, including to fund acquisitions;

•	ACI’s ability to service its debt obligations, and restrictions in its debt agreements;

•	Rite Aid’s high level of indebtedness and its ability to make interest and principal payments on its debt and satisfy the other covenants contained in its debt agreements;

•	the impact of private and public third-party payers’ continued reduction in prescription drug reimbursements and their ongoing efforts to limit participation in payor networks, including through mail order;

•	dividends and stock repurchases;

•	Rite Aid’s ability to achieve the benefits of its efforts to reduce the costs of its generic and other drugs;

•	risks related to Rite Aid’s proposed asset sale transactions with WBA, including the possibility that the remaining transactions may not close;

•	plans for future growth and other business development activities;

•	changes in tax laws or interpretations that could increase the consolidated tax liabilities of ACI and Rite Aid; and

•	competitive pressures in all markets in which ACI and Rite Aid operate.

Consequently, all of the forward-looking statements ACI or Rite Aid make in this document are qualified by the information contained in or incorporated by reference into this proxy statement/prospectus, including, but not limited to, (i) the information contained under this heading, (ii) the information discussed in the section entitled “Risk Factors” beginning on page [—] of this proxy statement/prospectus and (iii) the information discussed under the section entitled “Risk Factors” in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Neither ACI nor Rite Aid is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward- looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this proxy statement/prospectus are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being provided to Rite Aid stockholders as part of a solicitation of proxies by the Rite Aid board of directors for use at the special meeting to be held at the time and place specified below, and at any adjournment or postponement thereof.

Date, Time and Place

Rite Aid will hold the special meeting on August 9, 2018 at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 8:30 a.m., Eastern time.

Purpose of the Special Meeting

At the special meeting, Rite Aid will ask Rite Aid stockholders of record as of the record date to vote on proposals (i) to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger, and (iii) to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

Recommendation of the Rite Aid Board of Directors

The Rite Aid board of directors, after considering various factors described under the section entitled “The Merger—Recommendation of the Rite Aid Board of Directors; Rite Aid’s Reasons for the Merger” beginning on page [—] of this proxy statement/prospectus, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of Rite Aid and its stockholders, and approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement.

The Rite Aid board of directors unanimously recommends that you vote (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) “FOR” the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

Record Date; Stockholders Entitled to Vote; Quorum

Only stockholders of record as of the close of business on June 22, 2018 are entitled to notice of the special meeting and to vote at the special meeting or at any adjournments or postponements thereof. A list of stockholders entitled to vote at the special meeting will be available in Rite Aid’s offices located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, during regular business hours for a period of at least ten (10) days before the special meeting and at the place of the special meeting during the special meeting.

As of the record date, there were approximately [—] shares of Rite Aid common stock outstanding and entitled to be voted at the special meeting.

A quorum of stockholders is necessary to hold a special meeting. The holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote at the special meeting, either present in person or represented by proxy, will constitute a quorum at the special meeting. As a result, [—] shares must be represented by proxy or by stockholders present and entitled to vote at the special meeting to have a quorum.

In the event that a quorum is not present at the special meeting, it is expected that the meeting would be adjourned or postponed to a later date to solicit additional proxies.

Voting by Rite Aid’s Directors and Executive Officers

As of the record date, Rite Aid directors and executive officers beneficially owned and were entitled to vote, in the aggregate, [—] shares of Rite Aid common stock (excluding any shares of Rite Aid common stock that would be delivered upon exercise or conversion of stock options or other equity-based awards), which represented approximately [—]% of the outstanding shares of Rite Aid common stock on that date. The directors and executive officers of Rite Aid have informed Rite Aid that they currently intend to vote all of their shares of Rite Aid common stock (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) “FOR” the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

Required Vote; Failure to Vote, Broker Non-Votes and Abstentions

The affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock entitled to vote thereon is required to approve the merger proposal. Adoption of the merger agreement by Rite Aid stockholders is a condition to the closing of the merger.

Assuming a quorum is present, approval of the compensation proposal requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon. Approval of the adjournment proposal, whether or not a quorum is present, requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon.

If a Rite Aid stockholder abstains from voting, the abstention will have the same effect as if the stockholder voted “AGAINST” the merger proposal, the compensation proposal and the adjournment proposal.

If you hold your shares in “street name,” the failure to instruct your broker, bank or other nominee on how to vote your shares will count as a vote “AGAINST” the merger proposal, but will have no effect on the compensation proposal or the adjournment proposal.

Broker non-votes are shares held by a broker, bank or other nominee that are present in person or represented by proxy at the special meeting, but with respect to which the broker, bank or other nominee is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the three proposals, if a beneficial owner of shares of Rite Aid common stock held in “street name” does not give voting instructions to the broker, bank or other nominee with respect to any of the proposals, then those shares will not be present in person or represented by proxy at the special meeting. If there are any broker non-votes, then such broker non-votes will be counted as a vote “AGAINST” the merger proposal, but will have no effect on the compensation proposal or the adjournment proposal.

Voting of Proxies

If your shares are registered in your name with Rite Aid’s transfer agent, Broadridge Financial Solutions, Inc., you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the special meeting. Additionally, you may submit electronically over the Internet or by phone a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet or by telephone. Based on your proxy cards or Internet and telephone proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the special meeting in person. If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in accordance with the instructions of the stockholder. Properly executed proxies that do not contain voting instructions will be voted (i) “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers, (ii) “FOR” the proposal to approve, by a non-binding, advisory vote, compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger and (iii) “FOR” the proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting. No proxy that is specifically marked against the merger proposal will be voted in favor of the compensation proposal, unless it is specifically marked “FOR” the approval of the compensation proposal.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. Under applicable stock exchange rules, brokers, banks or other nominees have the discretion to vote your shares on routine matters if you fail to instruct your broker, bank or other nominee on how to vote your shares with respect to such matters. Proposals 1, 2 and 3 in this proxy statement/prospectus are non-routine matters, and brokers, banks and other nominees therefore cannot vote on these proposals without your instructions. If you do not return your broker’s, bank’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if applicable, or do not attend the special meeting and vote in person with a proxy from your broker, bank or other nominee, such actions will have the same effect as if you voted “AGAINST” the merger proposal but will not have any effect on the compensation proposal or the adjournment proposal.

Revocation of Proxies

If you are a stockholder of record, you may change your vote or revoke your proxy at any time before it is voted at the special meeting by:

•	Submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy;

•	Delivering a written notice of revocation to Rite Aid’s Secretary;

•	Signing another proxy card with a later date and returning it to Rite Aid prior to the special meeting; or

•	Attending the special meeting and voting in person.

Please note that to be effective, your new proxy card, Internet or telephonic voting instructions or written notice of revocation must be received by Rite Aid’s Secretary prior to the special meeting and, in the case of Internet or telephonic voting instructions, must be received before 11:59 p.m., Eastern time on August 8, 2018. If you have submitted a proxy, your appearance at the special meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your shares of common stock in “street name,” you should contact your broker, bank or other nominee for instructions regarding how to change your vote; or contact Rite Aid’s proxy solicitor, Morrow Sodali LLC at (800) 662-5200. You may also vote in person at the special meeting if you obtain a valid legal proxy from your broker, bank or other nominee. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow Rite Aid stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting, as adjourned.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Rite Aid. Rite Aid has retained Morrow Sodali LLC, a proxy solicitation firm, to solicit proxies in connection with the special meeting at a cost of approximately $30,000 plus expenses. In addition, Rite Aid may reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of shares for their expenses in forwarding soliciting materials to such beneficial owners, and representatives of ACI may solicit proxies in connection with the special meeting at the expense of ACI. Proxies may also be solicited by some of Rite Aid’s directors, officers and employees, personally or by telephone, facsimile or other means of communication. No additional compensation will be paid for such services.

Anticipated Date of Completion of the Merger

While there is no assurance that the merger will close, the parties are working toward completing the merger early in the second half of calendar year 2018. However, the exact timing of completion of the merger cannot be predicted because the completion of the merger is subject to conditions, including, among other things, adoption of the merger agreement by Rite Aid stockholders and the receipt of regulatory approvals.

Proposal No. 1—Approval of the Merger Proposal

(Item 1 on the Rite Aid proxy card)

This proxy statement/prospectus is being furnished to you as a Rite Aid stockholder as part of the solicitation of proxies by the Rite Aid board of directors for use at the special meeting to consider and vote upon the merger proposal.

The merger cannot be completed without the approval of the merger proposal by the affirmative vote of a majority of the outstanding Rite Aid common stock. If you do not vote, the effect will be the same as a vote against approving the merger agreement. The merger agreement is attached as Annex A to this proxy statement/prospectus.

The Rite Aid board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Rite Aid and its stockholders, (ii) approved and declared it advisable that Rite Aid enter into the merger agreement and (iii) adopted the merger agreement and the transactions contemplated thereby, including the mergers.

The Rite Aid board of directors unanimously recommends that Rite Aid stockholders vote “FOR” the merger proposal.

Proposal No. 2—Approval of the Compensation Proposal

(Item 2 on the Rite Aid proxy card)

The Non-Binding Advisory Proposal

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Rite Aid provide Rite Aid stockholders with the opportunity to vote to approve, on an advisory non-binding basis, the payment of certain compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger. These payments are disclosed in the section entitled “Interests of the Directors and Officers of Rite Aid in the Merger—Golden Parachute Compensation” and the accompanying footnotes beginning on page [—] of this proxy statement/prospectus.

Rite Aid is asking Rite Aid stockholders to indicate their approval of the compensation that will or may become payable by Rite Aid to its named executive officers in connection with the merger. In general, the various plans and arrangements pursuant to which these compensation payments may be made formed part of Rite Aid’s overall compensation program for its named executive officers, and have previously been disclosed to Rite Aid stockholders as part of the Compensation Discussion and Analysis and related sections of Rite Aid’s annual proxy statements, as modified or supplemented by any applicable documents filed with the SEC since the date of such proxy statements. The Compensation Committee of the Rite Aid board of directors, which is composed solely of non-management directors, believes such compensatory arrangements to be reasonable.

The Rite Aid board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus. The Rite Aid board of directors unanimously recommends that you vote “FOR” the following resolution:

“RESOLVED, that the stockholders of Rite Aid approve, on a nonbinding, advisory basis, the compensation that will or may become payable to Rite Aid’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “Interests of the Directors and Officers of Rite Aid in the Merger—Golden Parachute Compensation” in Rite Aid’s proxy statement/prospectus for the special meeting.”

Stockholders should note that this proposal is not a condition to completion of the merger, and as an advisory vote, the result will not be binding on Rite Aid, the Rite Aid board of directors or ACI. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, Rite Aid’s named executive officers will be entitled to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to those payments.

Vote Required and Board of Directors Recommendation

Assuming a quorum is present, approval of the compensation proposal requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon.

The Rite Aid board of directors unanimously recommends that you vote “FOR” the compensation proposal.

Proposal No. 3—Approval of the Adjournment Proposal

(Item 3 on the Rite Aid proxy card)

The Adjournment Proposal

Rite Aid is asking you to approve a proposal to approve one or more adjournments of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting. If Rite Aid stockholders approve the adjournment proposal, Rite Aid could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against adoption of the merger agreement. Among other things, approval of the adjournment proposal could mean that, even if Rite Aid had received proxies representing a sufficient number of votes against adoption of the merger agreement such that the merger proposal would be defeated, Rite Aid could adjourn the special meeting without a vote on the adoption of the merger agreement and seek to convince the holders of those shares to change their votes to votes in favor of adoption of the merger agreement. Additionally, Rite Aid may seek to adjourn the special meeting if a quorum is not present at the special meeting.

Vote Required and Board of Directors Recommendation

Approval of the adjournment proposal, whether or not a quorum is present, requires the affirmative vote of a majority of the shares of Rite Aid common stock represented at the special meeting, either in person or by proxy, and entitled to vote thereon.

The Rite Aid board of directors believes that it is in the best interests of Rite Aid and its stockholders to be able to adjourn the special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies in respect of the merger proposal if there are insufficient votes to adopt the merger agreement at the time of the special meeting.

The Rite Aid board of directors unanimously recommends that you vote “FOR” the adjournment proposal.

Other Matters to Come Before the Rite Aid Special Meeting

At this time, Rite Aid knows of no other matters to be submitted at the special meeting.

PARTIES TO THE MERGER

Rite Aid Corporation

30 Hunter Lane

Camp Hill, Pennsylvania 17011

(717) 761-2633

Rite Aid Corporation, a Delaware corporation, was incorporated in 1968 and, after giving effect to the sale of certain stores to WBA is one of the largest retail drugstore chains in the United States based on both revenues and number of stores. As of May 7, 2018, Rite Aid operated 2,533 stores in 19 states across the country. Rite Aid is a pharmacy retail healthcare company that provides its customers and communities with a high level of care and service through various programs it offers through its two reportable business segments, its Retail Pharmacy segment and its Pharmacy Services segment. Rite Aid accomplishes its goal of delivering comprehensive care to its customers through its retail drugstores, RediClinic walk-in retail health clinics and transparent and traditional EnvisionRxOptions and MedTrak PBMs. Rite Aid also offers fully integrated mail-order and specialty pharmacy services through EnvisionPharmacies. Additionally through Envision Insurance Company, EnvisionRxOptions also serves one of the fastest-growing demographics in healthcare: seniors enrolled in Medicare Part D. When combined with Rite Aid’s retail platform, this comprehensive suite of services allows Rite Aid to provide value and choice to customers, patients and payors and allows it to succeed in today’s evolving healthcare marketplace. Rite Aid is headquartered in Camp Hill, Pennsylvania.

Rite Aid common stock is listed on the NYSE under the symbol “RAD.”

Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, Idaho 83706

(208) 395-6200

Albertsons Companies, Inc., a Delaware corporation, was formed in 2015 in connection with the planned reorganizational transactions of AB Acquisition. For more information on the ACI Reorganization Transactions, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI—The ACI Reorganization Transactions” beginning on page [—] of this proxy statement/prospectus.

ACI is one of the largest food and drug retailers in the United States, with both a strong local presence and national scale. As of February 24, 2018, ACI operated 2,318 stores across 35 states and the District of Columbia under 20 well-known banners including Albertsons, Safeway, Vons, Jewel-Osco, Shaw’s, Acme, Tom Thumb, Randalls, United Supermarkets, Pavilions, Market Street, Star Market, Haggen and Carrs, as well as meal kit company Plated based in New York City. ACI operated 1,777 pharmacies, 1,275 in-store branded coffee shops and 397 adjacent fuel centers. Over the past five years, ACI has completed a series of acquisitions, beginning in March 2013 with its acquisition of NALP from SuperValu, which included the Albertsons stores that ACI did not already own and stores operating under the Acme, Jewel-Osco, Shaw’s and Star Market banners. In December 2013, ACI acquired United, a regional grocery chain in North and West Texas. In January 2015, ACI acquired Safeway which at the time of acquisition was the second-largest publicly traded food retailer in the United States, in a transaction that significantly increased ACI’s scale and geographic reach. For the fiscal year ended February 24, 2018, ACI achieved annual run-rate synergies related to the acquisition of Safeway of approximately $750 million. ACI also completed the acquisition of 73 stores from A&P for ACI’s Acme banner and 35 stores from Haggen during the fiscal year ended February 27, 2016, and ACI acquired an additional 29 stores from Haggen during the fiscal year ended February 25, 2017, 15 of which operate under the Haggen banner.

Ranch Acquisition Corp.

c/o Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, Idaho 83706

(208) 395-6200

Ranch Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Merger Sub II, was formed solely for the purpose of facilitating the merger and the other transactions contemplated by the merger agreement. We refer to Ranch Acquisition Corp. as Merger Sub I. Merger Sub I has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. Pursuant to the merger agreement, at the closing of the merger, Merger Sub I will be merged with and into Rite Aid, with Rite Aid surviving the merger as a wholly-owned subsidiary of ACI.

Ranch Acquisition II LLC

c/o Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, Idaho 83706

(208) 395-6200

Ranch Acquisition II LLC, a Delaware limited liability company and a wholly-owned subsidiary of ACI, was formed solely for the purpose of facilitating the merger and the other transactions contemplated by the merger agreement. We refer to Ranch Acquisition II LLC as Merger Sub II. Merger Sub II has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. Pursuant to the merger agreement, immediately after the merger, Rite Aid, as the corporation surviving the merger, will be merged with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned subsidiary of ACI and a limited liability company.

THE MERGER

This section describes the merger and the other transactions contemplated by the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger and the other transactions contemplated by the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about ACI or Rite Aid. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Rite Aid makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

The Merger

The proposed transaction is a series of two mergers whereby Rite Aid will become a subsidiary of ACI pursuant to the merger agreement. If the merger proposal is approved by the requisite number of holders of Rite Aid common stock and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub I will merge with and into Rite Aid, with Rite Aid surviving the merger as a wholly-owned direct subsidiary of Merger Sub II, and, immediately following the merger, Rite Aid will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger as a wholly-owned direct subsidiary of ACI and a limited liability company. As a result of the mergers, Rite Aid will become a wholly-owned direct subsidiary of ACI.

Merger Consideration

At the effective time of the merger, each share of Rite Aid common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of Rite Aid common stock owned, directly or indirectly, by ACI, Merger Sub I or Rite Aid (including shares of Rite Aid common stock held as treasury stock by Rite Aid), and in each case not held on behalf of third parties, immediately prior to the effective time of the merger) will be converted into the right to receive and become exchangeable for 0.1000, which we refer to as the base exchange ratio, of a fully paid and nonassessable share of ACI common stock, without interest, which we refer to as the base consideration, plus, at the election of the holder of Rite Aid common stock, either:

•	for each share of Rite Aid common stock with respect to which an election to receive cash has been effectively made and not revoked or redeemed, and for each share of Rite Aid common stock with respect to which a Rite Aid stockholder has not made an election to receive cash or stock, an amount in cash equal to $0.1832 per share, without interest, which we refer to as the additional cash consideration (and which, together with the base consideration, we refer to as the cash election consideration); provided, that to the extent the aggregate additional cash consideration to be paid to any holder of shares of Rite Aid common stock for all such holder’s shares of Rite Aid common stock held in a single account would result in such stockholder being entitled to a fraction of a cent in cash with respect to the shares of Rite Aid common stock held in such account, such aggregate amount will be rounded down to the nearest whole cent; or

•	for each share of Rite Aid common stock with respect to which an election to receive additional ACI common stock has been effectively made and not revoked, 0.0079, which we refer to as the additional stock election exchange ratio (and which, together with the base exchange ratio, we refer to as the stock election exchange ratio), of a fully paid and nonassessable share of ACI common stock, without interest, which we refer to as the additional stock consideration (and which, together with the base consideration, we refer to as the stock election consideration).

For the avoidance of doubt, the cash election consideration consists of both the base consideration, which consists of ACI common stock, and the additional cash consideration, which consists of cash. No fractional shares of ACI common stock will be issued in the merger, and in lieu thereof, holders of Rite Aid common stock who would otherwise have been entitled to a fraction of a share of ACI common stock will be paid upon surrender of shares of Rite Aid common stock (and after taking into account and aggregating the total number of shares of ACI common stock to be issued in exchange for the shares of Rite Aid common stock represented by all certificates, or book-entry shares, as applicable, surrendered by such holder and the shares of ACI common stock received by such holder as a result of both the base exchange ratio and the additional stock election exchange ratio) cash in an amount, without interest and rounded to the nearest cent, representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent, on behalf of all such holders, of all fractional shares of ACI common stock which would otherwise be issued.

Ownership of the Combined Company

As a result of the merger, upon closing, we anticipate that:

•	if all Rite Aid stockholders elect to receive the cash election consideration, approximately 72.0% of the outstanding common stock of the combined company will be held by stockholders that were stockholders (or were affiliates of stockholders) of ACI immediately prior to the effectiveness of the merger and approximately 28.0% of the outstanding common stock of the combined company will be held by stockholders that were Rite Aid stockholders immediately prior to the effectiveness of the merger; or

•	if all Rite Aid stockholders elect to receive the stock election consideration, approximately 70.4% of the outstanding common stock of the combined company will be held by stockholders that were stockholders (or were affiliates of stockholders) of ACI immediately prior to the effectiveness of the merger and approximately 29.6% of the outstanding common stock of the combined company will be held by stockholders that were Rite Aid stockholders immediately prior to the effectiveness of the merger.

Debt Matters

Rite Aid

As of March 3, 2018, Rite Aid had approximately $3,942 million of long-term indebtedness (including capital leases) outstanding, primarily consisting of:

•	$902 million aggregate principal amount of 2020 Rite Aid Notes;

•	$810 million aggregate principal amount of 2021 Rite Aid Notes;

•	$1,800 million aggregate principal amount of 2023 Rite Aid Notes;

•	$295 million aggregate principal amount of 2027 Rite Aid Notes;

•	$128 million aggregate principal amount of 2028 Rite Aid Notes; and

•	$53 million of capital leases.

As of March 3, 2018, Rite Aid has repaid in full the Tranche I term loan and the Tranche II term loan. The Rite Aid revolving credit facility will be repaid in full on or prior to the closing date.

Rite Aid may redeem, repurchase or otherwise satisfy and discharge the Rite Aid Notes at any time prior to the closing date and to the extent that any Rite Aid Notes remain outstanding on the closing date, such notes will be redeemed or otherwise satisfied and discharged in full. On February 27, 2018, Rite Aid announced that it had commenced an offer to purchase up to $900,000,000 of the outstanding Rite Aid Notes, pursuant to the asset sale provisions of the indentures of the Rite Aid Notes. On March 29, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $3,454,000 principal amount of the 2020 Rite Aid Notes, representing 0.38% of the outstanding principal amount of the 2020 Rite Aid Notes, $3,471,000 principal amount of the 2021 Rite Aid Notes, representing 0.43% of the outstanding principal amount of the 2021 Rite Aid Notes, and $41,751,000 principal amount of the 2023 Rite Aid Notes, representing 2.32% of the outstanding principal amount of the 2023 Rite Aid Notes. On April 12, 2018, Rite Aid redeemed all of the 2020 Rite Aid Notes that remained outstanding, pursuant to the terms of the indenture of the 2020 Rite Aid Notes. On April 19, 2018, Rite Aid announced that it had commenced a similar asset sale offer to purchase up to $700,000,000 of the 2021 Rite Aid Notes and the 2023 Rite Aid Notes, pursuant to the respective indentures governing the 2021 Rite Aid Notes and the 2023 Rite Aid Notes. On May 21, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $1,360,000 principal amount of the 2021 Rite Aid Notes, representing 0.17% of the outstanding principal amount of the 2021 Rite Aid Notes, and $4,759,000 principal amount of the 2023 Rite Aid Notes, representing 0.27% of the outstanding principal amount of the 2023 Rite Aid Notes. On May 25, 2018, Rite Aid announced that it had issued a notice of redemption for all $805,169,000 aggregate principal amount of the outstanding 2021 Rite Aid Notes on June 25, 2018, pursuant to the terms of the indenture of the 2021 Rite Aid Notes.

ACI and Rite Aid expect the 2027 Rite Aid Notes and the 2028 Rite Aid Notes to remain outstanding following the closing date. On the closing date, the 2027 Rite Aid Notes and the 2028 Rite Aid Notes will receive an equal and ratable lien solely on the assets of Rite Aid (and not its subsidiaries) that secure the ACI Term Loan Facility.

ACI

As of February 24, 2018, ACI had approximately $11,876 million of long-term indebtedness (including capital leases) outstanding, primarily consisting of:

•	no secured revolving loans under the ACI ABL Facility (excluding issued but undrawn letters of credit of $576.8 million);

•	$5,611 million of secured term loans outstanding under the ACI Term Loan Facility;

•	$2,476 million of ACI Unsecured Notes;

•	$1,394 million of NALP Notes;

•	$1,267 million of Safeway Notes; and

•	$865 million of capital leases.

ACI received a debt commitment letter dated as of February 18, 2018, as amended and restated on March 12, 2018 and as further amended and restated on May 8, 2018, pursuant to which, among other things, the Commitment Parties have committed to provide ACI with (i) $4,667 million of commitments to a new $5,000 million aggregate principal amount best efforts asset-based revolving credit facility; (ii) incremental commitments under the ACI ABL Facility in an aggregate principal amount of $1,000 million in the event that the Best-Efforts ABL Facility does not become effective on the closing date; (iii) a new asset-based term loan facility in an aggregate principal amount of $1,500 million; and (iv) a new secured bridge loan facility in an aggregate principal amount of $500 million less the gross proceeds received by ACI and its subsidiaries of new senior notes issued prior to the closing date, which we refer to as the Senior Secured Bridge Facility, in each case on the terms and subject to the conditions set forth in the debt commitment letter. The proceeds of the

Financing will be used, among other things, to partially refinance certain of Rite Aid’s existing indebtedness that is outstanding as of the closing date, including the Rite Aid Notes and Rite Aid’s revolving credit facility, pay fees and expenses in connection with the Merger and finance cash consideration, if any is elected, in connection with the merger. The Best-Efforts ABL Facility will be utilized by ACI only if the remaining $333 million of commitments are fully allocated to new or existing lenders prior to the date on which the merger is consummated, in which case the incremental commitments described under clause (ii) above will cease to apply.

The Best-Efforts ABL Facility, the incremental commitments under the ACI ABL Facility and the ABL Term Loan Facility will be guaranteed on a joint and several basis by each of ACI’s existing and future direct and indirect wholly-owned domestic subsidiaries that is not a borrower, excluding certain immaterial and other subsidiaries, such as insurance subsidiaries. In addition, the Best-Efforts ABL Facility, the incremental commitments under the ACI ABL Facility and the ABL Term Loan Facility will be secured, subject to certain exceptions, by (i) perfected first priority (subject to permitted liens) security interests and liens on the ABL Priority Collateral (as defined herein) (which includes Rite Aid assets that will constitute ABL Priority Collateral at closing) and (ii) perfected second priority (subject to permitted liens) security interests in and liens on the Term Loan Priority Collateral (as defined herein). For more information about the ACI ABL Facility, the ABL Term Loan Facility, the ABL Priority Collateral and the Term Loan Priority Collateral, see the section entitled “Description of Indebtedness” beginning on page [—] of this proxy statement/prospectus.

The Secured Bridge Facility will be guaranteed on a joint and several basis by each of ACI’s existing and future direct and indirect wholly-owned domestic subsidiaries that are not borrowers, excluding certain immaterial and other subsidiaries, such as insurance subsidiaries. In addition, the Secured Bridge Facility will be secured, subject to certain exceptions, by (i) perfected first priority (subject to permitted liens) security interests and liens on the Term Loan Priority Collateral (which includes Rite Aid assets that will constitute Term Loan Priority Collateral at closing) and (ii) perfected second priority (subject to permitted liens) security interests in and liens on the ABL Priority Collateral (which includes Rite Aid assets that will constitute ABL Priority Collateral at closing). The Secured Bridge Facility will not be secured by any of NALP’s assets and, to the extent applicable, will be subject to a cap regarding Safeway assets with value not to exceed 10% of Safeway consolidated net tangible assets (as determined on the date of such lien incurrence).

Any loans under the Senior Secured Bridge Facility not paid in full on or before the first anniversary of the closing of the merger will be automatically converted into a senior secured term loan, which we refer to as a Senior Term Loan, with a maturity of eight years after the closing of the merger. At any time on or after the date of such conversion, the applicable lenders may choose to exchange Senior Term Loans in whole or in part for senior exchange notes, which we refer to as Senior Exchange Notes. The principal amount of Senior Exchange Notes issued will equal the principal amount of Senior Term Loans exchanged. The Senior Exchange Notes will mature eight years after the closing of the merger and will remain private.

The Commitment Parties’ commitment to provide the Financing is subject to certain conditions, including consummation of the merger in accordance with the merger agreement substantially concurrently with the initial borrowing under the Financing; the negotiation and execution of definitive documentation in respect of the Financing consistent with the debt commitment letter (including certain customary closing deliverables); delivery of certain historical and pro forma financial information in respect of ACI and Rite Aid and their respective subsidiaries; the absence of a Company Material Adverse Effect (as defined in the merger agreement); the accuracy of certain specified representations and warranties in the merger agreement and in the definitive documentation in respect of the Financing; completion of a customary marketing period in connection with a notes offering to replace certain portions of the Financing; completion of a third party appraisal and field examination in respect of the assets of Rite Aid and its subsidiaries; minimum excess availability under the applicable asset-based revolving credit facility of not less than $2,000,000,000 (including up to $500,000,000 of cash on hand); and certain other customary closing conditions.

The merger agreement provides that Rite Aid may redeem, repurchase or otherwise satisfy and discharge the Rite Aid Notes at any time prior to the closing date and to the extent that any Rite Aid Notes remain outstanding on the closing date, such notes other than the 2027 Rite Aid Notes and the 2028 Rite Aid Notes will be redeemed or otherwise satisfied and discharged in full. On February 27, 2018, Rite Aid announced that it had commenced an offer to purchase up to $900,000,000 of the outstanding Rite Aid Notes, pursuant to the asset sale provisions of the indentures of the Rite Aid Notes. On March 29, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $3,454,000 principal amount of the 2020 Rite Aid Notes, representing 0.38% of the outstanding principal amount of the 2020 Rite Aid Notes, $3,471,000 principal amount of the 2021 Rite Aid Notes, representing 0.43% of the outstanding principal amount of the 2021 Rite Aid Notes, and $41,751,000 principal amount of the 2023 Rite Aid Notes, representing 2.32% of the outstanding principal amount of the 2023 Rite Aid Notes. On April 12, 2018, Rite Aid redeemed all of the 2020 Rite Aid Notes that remained outstanding pursuant to the terms of the indenture of the 2020 Rite Aid Notes. On April 19, 2018, Rite Aid announced that it had commenced a similar asset sale offer to purchase up to $700,000,000 of the 2021 Rite Aid Notes and the 2023 Rite Aid Notes, pursuant to the respective indentures governing the 2021 Rite Aid Notes and the 2023 Rite Aid Notes. On May 21, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $1,360,000 principal amount of the 2021 Rite Aid Notes, representing 0.17% of the outstanding principal amount of the 2021 Rite Aid Notes, and $4,759,000 principal amount of the 2023 Rite Aid Notes, representing 0.27% of the outstanding principal amount of the 2023 Rite Aid Notes. On May 25, 2018, Rite Aid announced that it had issued a notice of redemption for all $805,169,000 aggregate principal amount of the outstanding 2021 Rite Aid Notes on June 25, 2018, pursuant to the terms of the indenture of the 2021 Rite Aid Notes. In addition, the merger agreement also provides that all amounts outstanding under Rite Aid’s revolving credit facility, if any, will be repaid on or prior to the closing date and all commitments thereunder will be terminated. ACI and Rite Aid expect that the 2027 Rite Aid Notes and the 2028 Rite Aid Notes will remain outstanding following the closing date. On the closing date, the 2027 Rite Aid Notes and the 2028 Rite Aid Notes will receive an equal and ratable lien solely on the assets of Rite Aid (and not its subsidiaries) that secure the ACI Term Loan Facility.

On June 6, 2018, ACI priced its private offering of $750.0 million in aggregate principal amount of the Floating Rate Notes at an issue price of 99.5%. The proceeds to be received pursuant to such offering, in addition to ACI’s cash on hand and borrowings under the ACI ABL Facility and ABL Term Loan Facility, will be used (i) to pay a portion of the cash portion, if any, of the merger consideration in connection with the merger, (ii) to repay certain indebtedness of Rite Aid outstanding on the date the merger is completed, (iii) to pay fees and expenses in connection with the merger and the offering of the Floating Rate Notes and (iv) for general corporate purposes. In the event the merger is not completed, ACI will required to use such proceeds to redeem the Floating Rate Notes. The Floating Rate Notes are expected to be issued on or about June 25, 2018, subject to customary closing conditions. The Floating Rate Notes will bear interest at LIBOR (with a floor of 0%) plus 3.75% per annum. The Floating Rate Notes will mature on January 15, 2024 and interest on the Floating Rate Notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on October 15, 2018. The Floating Rate Notes will be secured by the same collateral that would have secured the Secured Bridge Facility. Upon the issuance of the Floating Rate Notes, the commitments with respect to the Secured Bridge Facility will terminate pursuant to the terms of the debt commitment letter.

The closing of the merger is not subject to any debt financing condition or contingency.

Background of the Merger

Reconciliations of Non-GAAP Measures have not been provided in the Background of the Merger section of this proxy statement/prospectus because such reconciliations could not be produced without unreasonable effort.

The Rite Aid board of directors regularly reviews and assesses Rite Aid’s performance, risks, opportunities and strategy at board meetings. Additionally, the Rite Aid board of directors and Rite Aid management regularly review and evaluate the possibility of pursuing various strategic alternatives and relationships as part of Rite Aid’s ongoing efforts to strengthen its businesses and maximize value for its stockholders, taking into account economic, regulatory, competitive and other conditions. From time to time, at Rite Aid’s request, Citi, a financial advisor to Rite Aid, has assisted Rite Aid management and the Rite Aid board of directors in evaluating various potential strategic alternatives available to Rite Aid. Additionally, Rite Aid management provides regular financial updates to the Rite Aid board of directors. Since 2014, Rite Aid has pursued several strategic alternatives, including the acquisition of EnvisionRxOptions, the attempted merger with WBA which was ultimately terminated and the subsequent asset sale transaction with WBA.

Throughout 2014 and 2015, the Rite Aid board of directors met from time to time to discuss any approaches directed to Rite Aid, as well as outreaches made by Rite Aid, concerning potential strategic transactions. During this period, Rite Aid had discussions relating to an acquisition of, or business combination involving, Rite Aid with approximately 10 parties in total, which included, among others, retailers that operate pharmacies, retailers that operate grocery stores, pharmacy benefit management companies, which we refer to as PBMs, as well as other companies in the healthcare space. During this period, Rite Aid management kept the Rite Aid board of directors apprised of the status of these discussions.

In the first half of 2014 through the summer of 2014, Mr. Standley and other members of Rite Aid management, together with representatives of Citi, had preliminary discussions with representatives of ACI regarding a potential business combination transaction involving Rite Aid and ACI.

On August 15, 2014, Rite Aid and ACI executed a confidentiality agreement obligating Rite Aid to protect confidential information of ACI in connection with discussions regarding a potential business combination transaction. Subsequently, Rite Aid began conducting a due diligence review of ACI.

On September 30, 2014, the Rite Aid board of directors met in-person at a regular meeting, which was attended by members of Rite Aid management and representatives of Citi. Rite Aid management and Citi provided their respective views on the current state of, and prospects for, the retail drugstore sector, as well as potential strategic alternatives available to Rite Aid, including remaining an independent company, potential business combinations and sale and acquisition transactions, including, among others, the potential acquisition of EnvisionRxOptions and potential business combination transactions with ACI and Party A. At this meeting, Citi informed the Rite Aid board of directors as to the general nature of Citi’s material relationships with ACI and Cerberus. Following this discussion, the Rite Aid board of directors directed Rite Aid management to continue exploratory discussions with parties that potentially may be interested in pursuing a strategic transaction with Rite Aid, including ACI.

As directed by the Rite Aid board of directors at the September 30, 2014 meeting, Mr. Standley and other members of Rite Aid management continued discussions with representatives of ACI regarding a potential strategic transaction with ACI. Mr. Standley also called a senior executive of Party A to explore a potential strategic transaction with Party A. Party A declined to consider exploration of a potential strategic transaction between Party A and Rite Aid.

On October 9, 2014, Rite Aid submitted a letter of interest to ACI setting forth certain preliminary terms for exploring a possible business combination transaction.

On October 14, 2014, Rite Aid and ACI executed a confidentiality agreement, in addition to the one previously executed on August 15, 2014, obligating ACI to protect the confidential information of Rite Aid in connection with discussions regarding the potential business combination transaction.

Beginning on October 22, 2014, representatives of Jones Day, antitrust counsel to Rite Aid, together with antitrust counsel to ACI and third-party economic experts, began their review and discussions regarding possible regulatory matters relating to a potential business combination transaction involving Rite Aid and ACI. These discussions continued during the months of November and December 2014.

On October 23, 2014, representatives of Rite Aid and ACI and their respective advisors had a telephonic meeting to discuss organizational matters relating to a potential business combination transaction between Rite Aid and ACI.

Throughout this time, Rite Aid management had discussions with, and considered a transaction with, EnvisionRxOptions, and continued to discuss other strategic alternatives with third parties and kept the Rite Aid board of directors apprised of such discussions.

At a special telephonic meeting of the Rite Aid board of directors on December 5, 2014, which was attended by members of Rite Aid management and representatives of Citi, Mr. Standley informed the Rite Aid board of directors that ACI had not formally responded to Rite Aid’s letter of interest submitted on October 9, 2014. Also at that meeting, the Rite Aid board of directors authorized Rite Aid management to communicate Rite Aid’s continued interest in acquiring EnvisionRxOptions.

During the first week of January 2015, representatives of ACI approached Mr. Standley to express ACI’s interest in re-engaging in discussions to explore a potential business combination transaction with Rite Aid. In response, Mr. Standley communicated that Rite Aid was in the process of considering another transaction (which was the acquisition of EnvisionRxOptions) but that he would review ACI’s proposal with the Rite Aid board of directors.

In early 2015, Rite Aid management, Citi and Moelis & Company LLC, which we refer to as Moelis, which had been retained by Rite Aid in light of ACI’s expression of interest in re-engaging in discussions and Citi’s then-ongoing services to ACI and Cerberus, reviewed with the Rite Aid board of directors management’s ongoing exploration of third-party interest in pursuing a potential business combination transaction, including with ACI, WBA and EnvisionRxOptions. At the direction of the Rite Aid board of directors, Mr. Standley contacted WBA to discuss a potential business combination transaction involving Rite Aid and WBA.

On January 9, 2015, the Rite Aid board of directors held a special telephonic meeting which was attended by members of Rite Aid management and representatives of Citi, Skadden and Moelis. Management and Rite Aid’s advisors reviewed with the Rite Aid board of directors management’s view that the Rite Aid board of directors should consider, given the status of discussions with each party at that time, whether to suspend discussions with EnvisionRxOptions to further explore a potential business combination transaction with ACI. Mr. Standley updated the Rite Aid board of directors regarding ACI’s renewed interest in exploring a possible business combination transaction with Rite Aid. Management, Citi and Moelis discussed with the Rite Aid board of directors preliminary financial matters relating to a potential transaction with ACI, and Rite Aid management’s business and strategic rationale for, and the value creation potential for Rite Aid stockholders of, a potential transaction with ACI as compared to an acquisition of EnvisionRxOptions. The representatives of Skadden then discussed in detail with the directors their fiduciary duties in considering alternative transactions, including evaluating the benefits and risks to Rite Aid and its stockholders of each transaction and the merits of each transaction as compared to other potential strategic alternatives for Rite Aid. The Rite Aid board of directors, Rite Aid management and advisors engaged in a discussion about potential transactions with ACI and EnvisionRxOptions, including, among other things, the business, strategic and potential value creation rationales for each transaction, regulatory aspects associated with each transaction, the assessment of the potential interest of third parties in acquiring Rite Aid and the potential strategic implications of a transaction with ACI. After discussion, the Rite Aid board of directors directed Rite Aid management to re-engage in discussions with ACI to explore further the potential for a transaction with ACI and, at that time, suspend its consideration of the EnvisionRxOptions transaction. The Rite Aid board of directors also directed Rite Aid management to continue to explore other potential strategic alternatives.

Between January 12 and January 16, 2015, representatives of Rite Aid and ACI and their respective advisors held several telephonic meetings to discuss further the potential synergies that might be realized in a business combination transaction involving ACI and Rite Aid.

On January 15, 2015, representatives of Rite Aid and ACI and their respective advisors held an in-person meeting to discuss the strategic rationale, opportunities and risks, including antitrust and financing risks, in a potential merger of ACI and Rite Aid, including, among other things, cost and revenue synergies that could be achieved by the potential combined company. During this meeting, representatives of ACI indicated that ACI was reconsidering whether it was interested at that time in continuing with discussions regarding a potential business combination transaction between the parties.

On January 17, 2015, ACI’s representatives informed Rite Aid that ACI was no longer in a position to pursue a transaction with Rite Aid at that time and would not be able to re-engage in discussions with Rite Aid regarding a potential business combination transaction for at least several months. ACI consummated the acquisition of Safeway on January 30, 2015.

On January 19, 2015, the Rite Aid board of directors held a special telephonic meeting which was attended by members of Rite Aid management and representatives of Citi, Moelis and Skadden to discuss ACI’s decision not to pursue a transaction with Rite Aid at that time as well as other potential transactions. Mr. Standley reported to the Rite Aid board of directors on his meeting with WBA regarding a potential business combination transaction, including that WBA would require an agreement from Rite Aid to negotiate exclusively with WBA as a condition to continuing discussions. The Rite Aid board of directors discussed at length with management, Moelis and Citi potential strategic alternatives for Rite Aid and certain financial matters, including management’s financial and strategic rationales, the relative merits and benefits and risks for Rite Aid and its stockholders, and the value creation potential for Rite Aid stockholders, of potential transactions with ACI, EnvisionRxOptions, WBA or Party B and of remaining independent. Mr. Standley advised the Rite Aid board of directors of a proposed telephonic meeting scheduled the next day with Party B’s Chief Executive Officer, at the request of the Chief Executive Officer of Party B. The Rite Aid board of directors also discussed whether to re-engage with EnvisionRxOptions with respect to a potential strategic transaction and the impact that an acquisition of EnvisionRxOptions could have on a potential transaction with ACI, WBA or another potential acquiror of Rite Aid. The Rite Aid board of directors determined that it would be in the best interests of Rite Aid stockholders to pursue a transaction with EnvisionRxOptions and authorized Rite Aid management to re-engage in discussions with EnvisionRxOptions regarding a potential transaction with EnvisionRxOptions, which discussions continued during the remainder of January and early February 2015.

Also on January 19, 2015, representatives of Jones Day and third-party economic experts were instructed to cease their review on a preliminary basis of possible regulatory matters related to a potential business combination transaction involving ACI and Rite Aid.

On January 20, 2015, Mr. Standley had a telephonic meeting with Party B’s Chief Executive Officer. During this meeting, the Chief Executive Officer of Party B indicated Party B was not interested in pursuing a business combination transaction with Rite Aid.

In January and February 2015, Rite Aid management continued discussions with EnvisionRxOptions and WBA, keeping the Rite Aid board of directors up to date on such discussions.

On February 9, 2015, the Rite Aid board of directors held a special telephonic meeting to discuss potential transactions with EnvisionRxOptions and WBA. Members of Rite Aid management and representatives of Citi and Skadden also attended. During this meeting, Mr. Standley reviewed with the Rite Aid board of directors his previous discussions with WBA regarding a potential acquisition of Rite Aid by WBA, including the impact that an acquisition of EnvisionRxOptions could have on a potential transaction with WBA or another possible acquiror of Rite Aid. Among other matters, representatives of Skadden discussed in detail with the directors their fiduciary duties in considering alternative transactions, including with EnvisionRxOptions and WBA. The Rite Aid board of directors further discussed having a thorough review process to assess the benefits and risks to Rite Aid and its stockholders of the potential transactions, the merits of the transactions as compared to other potential strategic alternatives for Rite Aid, including a potential sale of control or merger transaction, the level of potential interest of third parties in a sale or business combination transaction with Rite Aid, and the impact of pursuing an acquisition of EnvisionRxOptions on such a potential sale or business combination transaction.

Also at its February 9, 2015 meeting, the Rite Aid board of directors, Rite Aid management and advisors discussed the significant cost and revenue synergies for Rite Aid and potential value creation for its stockholders that could result from a transaction with EnvisionRxOptions and that, based on Rite Aid’s previous discussions with other parties, there was no certainty that Rite Aid could enter into an alternative strategic transaction with WBA or another party. After further consideration, the Rite Aid board of directors unanimously agreed that Rite Aid should proceed with negotiating the final terms of a merger agreement with EnvisionRxOptions and authorized entry into the merger agreement on terms substantially similar to those presented.

Rite Aid and EnvisionRxOptions entered into a merger agreement on February 10, 2015 pursuant to which Rite Aid would acquire EnvisionRxOptions.

On July 8, 2015, a representative of ACI contacted Mr. Standley to inform him of ACI’s interest in potentially re-engaging with Rite Aid in discussions regarding a potential business combination transaction involving ACI and Rite Aid.

As a result of the discussion on July 8, 2015, with the Rite Aid board of directors informed of the recent developments regarding ACI’s potential interest in re-engaging with Rite Aid, during the period between July 9 and July 15, 2015, representatives of Rite Aid, Citi and ACI resumed discussions regarding a potential business combination transaction.

On July 15, 2015, representatives of ACI met with members of Rite Aid management and a representative of Citi and orally communicated a preliminary, non-binding indication of interest to Rite Aid.

On July 17, 2015, Rite Aid and ACI, with the assistance of Citi and ACI’s financial advisor, commenced a review of potential synergies, the pro forma capital structure, the feasibility and impact of a proposed equity issuance on the combined company, and the potential utilization of Rite Aid’s NOLs by the combined company in connection with a potential business combination transaction involving Rite Aid and ACI. This review continued through early August 2015.

During the summer of 2015, Rite Aid management also continued discussions with WBA, ACI and other parties, including Parties C, D, E and F, and renewed contact with Party B, keeping the Rite Aid board of directors apprised of any developments.

On August 2, 2015, the Rite Aid board of directors held a special telephonic meeting to discuss with members of Rite Aid management and representatives from Citi and Skadden, among other things, the status of discussions with ACI and WBA, other potential strategic alternatives, other parties that might potentially be interested in an acquisition of or business combination transaction with Rite Aid, previous discussions with such parties that had declined to pursue a transaction with Rite Aid, the strategic, business and potential stockholder value creation rationale for and terms of the ACI and WBA transactions and relative benefits and risks for Rite Aid and its stockholders, and Citi’s preliminary financial perspectives concerning these potential transactions. The representatives of Skadden reviewed with the Rite Aid board of directors certain legal matters with respect to the current proposals including, among other things, the directors’ fiduciary duties, consideration of WBA’s request for a period of exclusive negotiations and the amount and triggers for the payment to WBA of a termination fee in the event Rite Aid accepted a superior acquisition proposal and terminated the definitive merger agreement. Citi again discussed with the Rite Aid board of directors the nature of its material relationships with ACI and Cerberus. In light of the completion in January 2015 of ACI’s Safeway acquisition for which Citi acted as ACI’s financial advisor, the Rite Aid board of directors concluded that there was no need to retain a second financial advisor at this time. A discussion then followed regarding the possibility of discussions with other potentially interested parties. The Rite Aid board of directors determined that Rite Aid should continue discussions with ACI and WBA, renew contacts with certain other potential transactional parties and approach another potential transactional party to determine its possible interest in pursuing an acquisition of or business combination with Rite Aid.

Throughout August 2015, Rite Aid continued discussions with WBA. In addition the Rite Aid board of directors directed Citi to ascertain if certain other parties had interest in a potential acquisition of or business combination with Rite Aid.

On August 10, 2015, ACI orally communicated to Citi a revised preliminary, non-binding indication of interest regarding a possible business combination with Rite Aid.

On August 12, 2015, at Rite Aid’s direction, a representative of Citi informed a representative of ACI on behalf of the Rite Aid board of directors that Rite Aid was in the process of considering another transaction and would provide an update to ACI during the week of August 17, 2015 regarding whether Rite Aid remained interested in proceeding with the negotiation of a possible transaction with ACI. The Rite Aid board of directors met multiple times throughout August 2015 to discuss Rite Aid managements’ discussions with WBA, ACI and other parties. The Rite Aid board of directors considered other parties with which Rite Aid had discussions regarding a potential business combination, and determined that a transaction with WBA would provide the best value reasonably available at that time to Rite Aid stockholders. In reaching such determination, the Rite Aid board of directors considered a variety of factors, including, among other things, Rite Aid’s business and financial condition at that time, trends in the retail drugstore industry at that time, Rite Aid’s leveraged balance sheet, the perceived challenges and risks of continuing as a standalone public company at that time, Rite Aid’s discussions with multiple potential strategic partners and acquirors over the course of several years, including ACI, and the Board’s belief that WBA was offering the best price reasonably attainable for Rite Aid’s stockholders at that time. For more information on Rite Aid’s reasons for the attempted merger with WBA, see the section entitled “The Merger—Recommendation of Our Board of Directors and Reasons for the Merger” beginning on page 51 of the definitive proxy statement that Rite Aid filed with the SEC on December 21, 2015.

On August 16, 2015, as directed by the Rite Aid board of directors, a representative of Citi informed a representative of ACI that Rite Aid was in the process of considering an alternative transaction and would provide an update to ACI at a later date as to whether Rite Aid was interested in exploring a possible business combination transaction with ACI.

On August 18, 2015, at Rite Aid’s direction, a representative of Citi further informed a representative of ACI that Rite Aid would be proceeding with negotiations involving another party (which other party was WBA).

From August to September 2015, Rite Aid and WBA conducted due diligence and continued to negotiate the terms of a potential transaction.

During the third week of September 2015, given Rite Aid management’s concern that it was possible WBA may no longer be prepared to pursue a transaction with Rite Aid on acceptable terms, at Rite Aid’s direction, a representative of Citi contacted a representative of ACI regarding the possibility of exploring a potential business combination transaction. In response, ACI indicated that it was pursuing an alternative strategic direction and would not be in a position to discuss a potential transaction with Rite Aid until after completion of its alternative plan.

Following additional negotiations and meetings of the Rite Aid board of directors, Rite Aid and WBA executed a merger agreement, which we refer to as the original merger agreement with WBA, on October 27, 2015, pursuant to which Rite Aid would have been acquired by WBA.

Following the date of the execution of the original merger agreement with WBA, Rite Aid generally was prohibited from soliciting alternative acquisition proposals, or engaging in negotiations or discussions with third parties concerning alternative acquisition proposals under the terms of the original merger agreement with WBA. Until the time that stockholder approval was obtained to adopt the original merger agreement with WBA, in response to unsolicited acquisition proposals, Rite Aid would have been permitted to furnish certain information and engage in discussions or negotiations with a third party regarding such alternative acquisition proposal that could have been superior to the merger with WBA, subject to certain procedures set forth in the original merger agreement with WBA. However, Rite Aid did not receive any alternative acquisition proposals.

On February 4, 2016, Rite Aid stockholders approved the original merger agreement with WBA at the special meeting of stockholders. Following the approval and adoption of the original merger agreement with WBA by Rite Aid’s stockholders, pursuant to the terms of the original merger agreement with WBA, Rite Aid was no longer permitted to engage in discussions or negotiations with third parties regarding any alternative acquisition proposals.

Rite Aid and WBA continued to work to obtain antitrust approval of the original merger agreement with WBA over the course of the year. Rite Aid did not receive any inbound communications from any third parties relating to the possibility of a strategic transaction during this period, and Rite Aid would have been precluded from discussing strategic transactions or accepting any proposals after the receipt of stockholder approval pursuant to the terms of the original merger agreement with WBA. In January 2017, Rite Aid and WBA negotiated a merger agreement amendment which, among other things, reduced the per share merger consideration, extended the end date of the original merger agreement and amended WBA’s antitrust obligations under the original merger agreement to require WBA to accept the divestiture of additional stores. Rite Aid and WBA agreed that the merger agreement amendment would re-open the “fiduciary out” provisions that would allow Rite Aid to respond to unsolicited acquisition proposals and potentially enter into a superior proposal between the date of the merger agreement amendment and the date of the stockholders’ approval of the amended merger agreement, because Rite Aid’s stockholders would be required to vote again to adopt the amended merger agreement. Rite Aid, Skadden and Citi previously had discussed these “fiduciary out”

provisions and Citi had conveyed that it believed it was unlikely that another viable buyer would make a superior offer to acquire Rite Aid at that time, taking into consideration, among other things, Rite Aid’s outreach to potential buyers prior to signing the original merger agreement with WBA and the fact that no proposal for an alternative transaction had been made after signing the original merger agreement with WBA. Nonetheless, the Rite Aid board of directors and Rite Aid’s advisors believed that, in endeavoring to maximize value for Rite Aid’s stockholders, it was important as part of the amendment to allow third parties to make a superior proposal to acquire Rite Aid before the stockholders’ approval of the amended merger agreement. WBA agreed that the “fiduciary out” provisions would be re-opened between signing the amendment and the stockholders’ approval of the amended merger agreement on substantially the same terms as in the original merger agreement with WBA.

Rite Aid and WBA finalized and executed the merger agreement amendment on January 29, 2017.

On January 30, 2017, a representative of Citi received an unsolicited phone call from a representative of Cerberus inquiring as to whether Rite Aid was in a position to entertain a merger proposal from ACI. In accordance with Rite Aid’s directives, the Citi representative referred the caller to Rite Aid’s publicly filed merger agreement amendment. No terms or conditions of a proposal were provided, and no documents were sent by ACI to Rite Aid or any of its representatives. Several days later, the representative of Citi received another unsolicited phone call from the same representative of Cerberus who indicated that ACI did not intend to submit a proposal and was not interested in pursuing a transaction with Rite Aid at that time, without stating its reasoning. For the next several months, Rite Aid, WBA, Jones Day and Weil, Gotshal & Manges LLP, as antitrust legal counsel to WBA, continued to work with the FTC Staff to try to resolve the FTC Staff’s questions about the proposed merger transaction involving Rite Aid and WBA. Accounting for the possibility that Rite Aid might not obtain FTC clearance to consummate the merger, with the authorization of the Rite Aid board of directors, Rite Aid management began to consider other potential business plans, including an alternative asset sale to WBA and began negotiating the terms of an asset sale in the event that the merger could not be consummated. After receiving feedback from the FTC that led Rite Aid to believe that the parties would not obtain FTC clearance to consummate the merger with WBA, on June 28, 2017, Rite Aid, with the authorization of the Rite Aid board of directors, and WBA terminated the original merger agreement with WBA, as amended, and simultaneously entered into the asset purchase agreement, which we refer to as the original asset purchase agreement with WBA. In authorizing the termination of the original merger agreement, as amended, and entry into the original asset purchase agreement, the Rite Aid board of directors considered, among other things, certain challenges and benefits of operating as a stand-alone company, including that Rite Aid was highly leveraged and would be able to pay down debt with the proceeds of the asset sale, that Rite Aid had generated substantial net operating losses that could be used to offset the gain from the original asset sale transaction, and that despite its smaller size, Rite Aid would be more viable than absent the transaction with WBA and would have the option to purchase generic drugs that would be sourced through an affiliate of WBA at a cost substantially equivalent to Walgreen’s for a period of 10 years. Citi advised the Rite Aid board of directors that it believed it was unlikely that another viable buyer would make a superior offer at that time to acquire Rite Aid or to acquire the assets to be sold pursuant to the original asset purchase agreement, taking into consideration, among other things, Rite Aid’s prior discussions with other parties and then current market, financial and business dynamics impacting Rite Aid. In connection with the termination, WBA paid Rite Aid a $325 million termination fee. Pursuant to the original asset purchase agreement with WBA and subject to the conditions set forth therein, Rite Aid agreed to sell to WBA 2,186 stores, related distribution assets and inventory for an all-cash purchase price of $5.175 billion, on a cash-free, debt-free basis, plus assumption of certain liabilities of Rite Aid and its affiliates. Rite Aid also negotiated the option to purchase generic drugs that are sourced through an affiliate of WBA at a cost substantially equivalent to Walgreen’s for a period of 10 years. Pursuant to the terms of the original asset purchase agreement with WBA, Rite Aid was generally restricted from soliciting a proposal from a third party for the sale of the assets to be sold to WBA or the entire company for 60 days after entering into the agreement, but was permitted to respond to unsolicited acquisition proposals.

On July 13, 2017, as subsequently disclosed by Citi to the Rite Aid board of directors and management on November 16, 2017, certain members of the Citi coverage team for ACI who meet periodically with ACI to discuss potential strategic matters and who at the time were not part of the Rite Aid transaction team (but who subsequently joined the Rite Aid transaction team), met with members of ACI management to provide a routine investment banking update to ACI with an overview of certain strategic, business and financial considerations in the retail sector, which included, among other things, a discussion of the then recently announced acquisition of Whole Foods Market Inc. by Amazon.com Inc. In connection with such overview, such Citi-ACI coverage team members provided ACI with certain discussion materials regarding potential strategic alternatives for ACI, including, among other potential transactions, a preliminary hypothetical reverse IPO merger transaction with potential identified counterparties, including Rite Aid, although such a transaction with Rite Aid was not discussed at the meeting among such Citi-ACI coverage team members and ACI or thereafter (except on behalf of Rite Aid as a Rite Aid transaction team member). The preliminary hypothetical reverse merger involving Rite Aid that was referenced in the discussion materials reflected, using certain assumptions based on publicly available information, an implied pro forma ownership of approximately 33.8% for Rite Aid’s stockholders. In addition to the above, representatives of Citi confirmed for the Rite Aid board of directors and Rite Aid management that no representatives of Citi on the Rite Aid transaction team at the time had any input on or knowledge of such discussion materials, and that, at the time of such discussion with ACI, the members of the Citi-ACI coverage team who attended the meeting with ACI management had not yet become part of the Rite Aid transaction team, were not at that time involved in discussions with Rite Aid regarding strategic matters or potential transactions and did not represent (or purport to represent) Rite Aid at such meeting. Citi did not represent ACI on strategic business combination transactions after Rite Aid and ACI restarted discussions concerning a potential transaction in August 2017 and did not at any time represent ACI on the transactions contemplated by the merger agreement.

The implied illustrative pro forma ownership described above was based on different assumptions and financial information than was employed during the subsequent merger negotiations with ACI and reflected circumstances at that time when Rite Aid’s original announced sale of assets to WBA as of June 2017 for $5.175 billion was higher than the final announced sale of assets to WBA as of September 2017 for $4.375 billion. The implied illustrative pro forma ownership assumed an equity value for ACI based on an adjusted EBITDA multiple for ACI of 5.5x taking into consideration then current selected grocery industry sector peer multiples and an assumed adjusted EBITDA of $3 billion. Rite Aid’s implied equity value pro forma for the sale of assets to WBA was based on Rite Aid’s then current market adjusted EBITDA multiple and an assumed pro forma adjusted EBITDA and net debt which were reduced by the impact of the sale of assets to WBA as originally announced in June 2017 (which was for more stores and a higher purchase price than the final announced asset sale in September 2017). This implied an illustrative equity value for Rite Aid at the time of approximately $3 billion (which was higher than Rite Aid’s market capitalization on July 13, 2017, at which point Rite Aid’s market capitalization was approximately $2.4 billion, and was higher than when Rite Aid and ACI entered into the merger agreement on February 18, 2018, at which point Rite Aid’s market capitalization was approximately $2.3 billion).

On August 31, 2017, Mr. Robert Miller, Chairman and Chief Executive Officer of ACI, called a representative of Citi and discussed scheduling a meeting with Rite Aid regarding a potential strategic transaction involving ACI and Rite Aid.

Also on August 31, 2017, a representative of Party F called a representative of Citi to discuss a potential acquisition of EnvisionRxOptions. Rite Aid and Party F executed a confidentiality agreement on that date.

On September 15, 2017, a representative of ACI called a representative of Rite Aid and discussed entering into a confidentiality agreement for purposes of protecting confidential information of each party and the confidentiality of discussions between Rite Aid and ACI. ACI sent Rite Aid a draft confidentiality agreement, which the parties negotiated from September 15, 2017 to September 18, 2017.

On September 18, 2017, Rite Aid and ACI executed a confidentiality agreement obligating each party to protect confidential information of the other party and the confidentiality of their discussions. Subsequently, Rite Aid and ACI began conducting due diligence reviews of the other company’s business.

Also on September 18, 2017, the Rite Aid board of directors held a special telephonic meeting which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day. With the authorization of the Rite Aid board of directors, Rite Aid entered into an amended and restated asset purchase agreement with WBA, which amended and restated in its entirety the original asset purchase agreement with WBA, and which we refer to as the WBA asset purchase agreement. Pursuant to the WBA asset purchase agreement and subject to the conditions set forth therein, Rite Aid agreed to sell to WBA 1,932 stores (reduced from 2,186 stores in the original asset purchase agreement with WBA, after discussions between Rite Aid and WBA and the FTC) and certain distribution and other specified assets related thereto for an all-cash purchase price of $4.375 billion (reduced from $5.175 billion in the original asset purchase agreement with WBA), on a cash-free, debt-free basis, plus the assumption of certain liabilities of Rite Aid and its affiliates.The revised purchase price was determined after negotiations with WBA with the assistance of Rite Aid’s management and advisors and taking into account, among other things, the reduced number of stores being sold to WBA, the revisions to the original asset purchase agreement with WBA, including the reallocation of certain assets and liabilities resulting from the different set of stores being sold, and the financial performance and other characteristics of the different set of stores being sold. On September 19, 2017, Rite Aid announced that the waiting period under the HSR Act expired with respect to the sale of assets to WBA pursuant to the WBA asset purchase agreement.

On September 19, 2017, the Rite Aid board of directors held a regular meeting at Rite Aid’s office in Harrisburg, Pennsylvania, which was attended by members of Rite Aid management and representatives of Citi, to discuss, among other matters, potential strategic alternatives for Rite Aid, giving effect to the consummation of the asset purchase transaction with WBA, including potential strategic transactions involving ACI, other third parties, an additional transaction with WBA and additional asset sales. Rite Aid management and the Rite Aid board of directors reflected on the discussions with ACI during 2014 and 2015, and based on those earlier discussions understood that ACI needed to address CEO succession, given the age of ACI’s CEO, and that ACI likely would be interested in having Mr. Standley serve as Chief Executive Officer of the combined company in any potential strategic transaction. The Rite Aid board of directors and Mr. Standley agreed that Mr. Standley would not pursue any discussions regarding, or negotiate any terms of, any potential employment arrangement prior to agreement with ACI on all economic and other material terms of any potential strategic transaction. The Rite Aid board of directors authorized Rite Aid management to explore such potential strategic transactions and engage in discussions with potential counterparties, including ACI.

Beginning in late September 2017 after entering into the confidentiality agreement, Rite Aid and ACI began conducting preliminary financial due diligence to assess potential synergies in a transaction involving a merger of Rite Aid and ACI.

On September 21, 2017, representatives of Rite Aid, Citi, ACI and Cerberus met at Cerberus’ office in New York to discuss a potential transaction involving Rite Aid and ACI.

On September 29, 2017, representatives of Party F again discussed with representatives of Citi a potential transaction involving EnvisionRxOptions and Party F.

On October 12, 2017, representatives of Rite Aid and ACI management held a meeting at ACI’s office in Boise, Idaho where management of each company made presentations to the other concerning its business and discussed potential synergies and began working together to develop a financial model of the combined company if a transaction were pursued. On October 18, 2017, representatives of Rite Aid, ACI, Cerberus and Citi met at Cerberus’ office in New York to discuss EnvisionRxOptions, each company’s expected financial results for their respective then current fiscal year and potential synergies. In addition, the ACI board of directors held a telephonic board call on that date at which ACI management and Cerberus representatives on the ACI board updated the ACI directors concerning the due diligence process and preliminary views concerning potential synergies.

On October 30, 2017, Rite Aid management provided an update to the Rite Aid board of directors on the meetings in Boise and New York. Rite Aid management indicated that the parties would continue preliminary diligence and a quantification of synergies for the next two weeks with a goal of meeting to discuss a possible deal structure that could be presented to the Rite Aid board of directors for further consideration in the coming weeks. Additionally, Rite Aid management provided an update to the Rite Aid board of directors about Party F and its interest in EnvisionRxOptions. The Rite Aid board of directors discussed that a sale of EnvisionRxOptions would not be in Rite Aid’s interests because, among other things, Rite Aid intended to diversify its business to mitigate the adverse impact of reimbursement rate pressure and selling EnvisionRxOptions would have the opposite effect and Rite Aid considered EnvisionRxOptions to be a critical asset in advancing its strategy of driving additional growth in its pharmaceutical business.

Also on October 30, 2017, the ACI board of directors held a telephonic meeting at which ACI management and Cerberus representatives on the ACI board updated the ACI directors concerning the expected process for the coming weeks.

On November 13, 2017, the Rite Aid board of directors held a special telephonic meeting which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day. Rite Aid management and representatives from Citi updated the Rite Aid board of directors on discussions with ACI and Cerberus, including the meetings held in October and a meeting scheduled for the following day in New York. Mr. Standley discussed that ACI’s geographic footprint complemented the footprint of Rite Aid (adjusted for the WBA asset sale) well, and that Rite Aid management was in the process of assessing the value of ACI. Mr. Standley also described challenges in ACI’s industry, including, among others, that ACI was facing a trend of deflation in the grocery industry sector and a competitive market. Citi provided a preliminary overview of potential cost synergies as estimated by management, industry trends in the grocery business and an implied pro forma hypothetical ownership structure in the event that Rite Aid and ACI merged, giving effect to the consummation of the WBA asset purchase transaction. This preliminary overview reflected implied pro forma hypothetical ownership ranges based on (i) Rite Aid’s closing stock price of $1.57 per share on November 10, 2017, (ii) adjusted EBITDA multiples for ACI of 5.0x to 5.5x based on then current selected grocery industry sector peer multiples (which multiples increased over the course of negotiations with ACI) and (iii) ACI adjusted EBITDA of approximately $2.7 billion (in a base case provided by ACI management) and approximately $2.5 billion (in a sensitized case calculated for illustrative purposes). This preliminary overview indicated an implied pro forma hypothetical ownership of approximately 28-42% of the combined company for Rite Aid stockholders. Citi also provided an illustrative overview of Rite Aid’s implied pro forma hypothetical ownership of the combined company of 21-44% based on discounted cash flows of each of Rite Aid and ACI (based on Rite Aid management’s preliminary forecasts for Rite Aid and the base case and sensitized estimates for ACI). Citi indicated that these implied pro forma hypothetical ownership percentages depended on ACI’s actual financial results and further due diligence on potential synergies. The Rite Aid board of directors and Rite Aid management discussed that, based on preliminary information then known, Rite Aid should start negotiations towards the high end of the implied ranges reflected in this illustrative overview with a pro forma ownership of 35-40% for its stockholders, with the understanding that the higher end of the proposed range would be difficult to obtain but a proposal at that range would be useful in negotiations. The Rite Aid board of directors authorized Rite Aid management to continue conducting due diligence on ACI and to continue discussions with ACI regarding a potential combination.

On November 14, 2017, Rite Aid, including Mr. Frank A. Savage (a member of the Rite Aid board of directors), ACI, Cerberus, Citi and ACI’s financial advisors, Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, and Goldman Sachs & Co, LLC., which we refer to as Goldman Sachs, met in New York to discuss the economic terms for a stock-for-stock merger transaction. ACI made an initial non-binding proposal, giving effect to the consummation of the asset purchase transaction with WBA, which we refer to as the First November 14 ACI Proposal, for a stock-for-stock merger transaction that would result in pre-merger Rite Aid stockholders owning in the aggregate 25% of the combined company and pre-merger ACI stockholders owning in the aggregate 75% of the combined company. This proposal by ACI contemplated the possibility that, immediately following the transaction, pre-merger ACI stockholders would subscribe to a $1 billion rights offering by the combined company at a price equivalent to $1.75 per Rite Aid share. Pre-merger ACI stockholders would agree to terminate the stockholders arrangements among them prior to closing such that pre-merger ACI stockholders would not act as a group post-merger. Mr. Standley and Mr. Savage indicated that Rite Aid did not agree with the methodology that ACI and its advisors used to value the combined company, and Rite Aid believed that a transaction providing for 25% ownership would not be acceptable. As previously authorized by the Rite Aid board of directors, Mr. Standley and Mr. Savage then proposed an exchange ratio that would result in pre-merger Rite Aid stockholders owning in the aggregate 35-40% of the combined company. ACI and its advisors indicated they would conduct additional analysis on the exchange ratio.

Following these discussions and also on November 14, 2017, ACI revised the First November 14 ACI Proposal and made a non-binding proposal with a revised exchange ratio, giving effect to the consummation of the asset purchase transaction with WBA, that would result in pre-merger Rite Aid stockholders owning in the aggregate 30% of the combined company and pre-merger ACI stockholders owning in the aggregate 70% of the combined company, which we refer to as the Second November 14 ACI Proposal. This proposal by ACI contemplated the possibility that, immediately following the transaction, pre-merger ACI stockholders would purchase up to $500 million of the combined company’s equity at a price equivalent to $2.00 per Rite Aid share, which would dilute pre-merger Rite Aid stockholders’ ownership of the combined company below a 30% ownership level immediately upon the consummation of the transaction. Rite Aid management indicated that they would discuss the Second November 14 ACI Proposal with the Rite Aid board of directors. On the same date, at the request of Cerberus senior management and Mr. Miller, and as previously had been discussed with the Rite Aid board of directors, Mr. Standley met with the Cerberus Investment Committee and the ACI board of directors to discuss the potential transaction and answer questions about Rite Aid’s business. Following Mr. Standley’s departure from the ACI board of directors meeting, ACI management and the Cerberus representatives on the ACI board of directors updated the ACI board of directors concerning the negotiation of the exchange ratio, and Goldman Sachs and Credit Suisse provided their respective views concerning the potential market perception of the anticipated cost synergies and revenue opportunities.

As was known to the Rite Aid board of directors at the time of Mr. Savage’s involvement in these discussions, Mr. Savage has been a Senior Advisor to investment banking firm Lazard Ltd. (“Lazard”) since January 1, 2014. Prior to assuming the part-time Senior Advisor role at Lazard, Mr. Savage served in various senior positions with Lazard, including Vice Chairman of U.S. Investment Banking at

Lazard from 2009 to December 31, 2013, Co-Head of Lazard’s Restructuring Group from June 1999 to December 31, 2013 and a member of Lazard’s Deputy Chairman Committee from 2006 to December 2013. Mr. Savage was appointed to the board of directors of Supervalu Inc. (from which ACI acquired New Albertson’s Inc. in 2013), as an independent director designee of an investment consortium led by Cerberus. Mr. Savage has continued to serve on the board of Supervalu but has not been a designee of such investment consortium since his original appointment. Mr. Savage also had served on the board of directors of Freedom Group, Inc. (a former Cerberus portfolio company now known as The Remington Outdoor Company) from August 8, 2007 to February 11, 2013. The Rite Aid board of directors viewed Mr. Savage’s prior business background as a former senior officer of Lazard, resulting in his familiarity with Cerberus, as an asset in connection with the negotiations.

On November 16, 2017, the Rite Aid board of directors held a special telephonic meeting, which was attended by Rite Aid management and representatives of Citi, Skadden and Jones Day, to discuss the Second November 14 ACI Proposal and other updates about a potential transaction with ACI. Citi summarized the financial terms of, and discussed certain other preliminary financial information pertaining to, the First November 14 ACI Proposal and the Second November 14 ACI Proposal. After further discussion, the Rite Aid board of directors determined that, based on the information available at that time and based on the status of negotiations between the parties at that time, it could support a proposal that would result in Rite Aid stockholders owning a range of 33% to 35% of the combined company with an equity infusion of $500 million from ACI stockholders (which equity infusion would dilute Rite Aid stockholders’ ownership percentage), subject to the completion of additional diligence and the resolution of other transaction terms. Such 33% to 35% range was within the range of illustrative implied pro forma ownership percentages discussed at the November 13, 2017 meeting of the Rite Aid board of directors. Rite Aid again considered that the higher end of the proposed range would be difficult to obtain but a proposal at that range would be useful in negotiations. The Rite Aid board of directors considered whether Rite Aid should continue discussions in the absence of an agreement on the pro forma ownership for Rite Aid’s stockholders and decided that Rite Aid and ACI should continue to conduct their due diligence review of each other’s businesses in order to determine an appropriate exchange ratio. The Rite Aid board of directors instructed management to convey these positions to ACI. Also at this meeting, Citi provided the Rite Aid board of directors with updated disclosure regarding Citi’s material relationships with Rite Aid, ACI and Cerberus, including the July 13, 2017 meeting between certain Citi coverage team members and ACI. The Rite Aid board of directors requested and, in accordance with such request, Citi gathered additional information regarding such matters. On December 9, 2017, Rite Aid’s management provided an update to the Rite Aid board of directors, including providing to the Rite Aid board of directors a more detailed description prepared by Citi of the July 13, 2017 meeting and Citi’s material relationships with ACI and Cerberus. The Rite Aid board of directors considered this information (including the information described herein regarding the July 13 meeting) and, based on this information and a consideration of all relevant factors, believed that the Citi representatives on the Rite Aid transaction team had acted, and would continue to act, in the best interests of Rite Aid.

Also on November 16, 2017, a representative of Rite Aid met with a representative of Party G in New York to discuss potential strategic transactions involving Party G and Rite Aid. At this meeting, the representative of Party G indicated that Party G was only interested in a transaction to acquire EnvisionRxOptions.

On November 17, 2017, Mr. Savage and Mr. Standley had a call with Mr. Lenard Tessler, Vice Chairman and Senior Managing Director of Cerberus and a member of the ACI board of directors. Mr. Savage and Mr. Standley conveyed that the Rite Aid board of directors would not support a transaction at the exchange ratios and on the other terms proposed by ACI in the Second November 14 ACI Proposal. As instructed by the Rite Aid board of directors, Mr. Savage and Mr. Standley informed Mr. Tessler that, subject to resolving other transaction terms, the Rite Aid board of directors could support a transaction that would result in Rite Aid stockholders owning a range of 33% to 35% of the combined company with an equity infusion of $500 million from ACI stockholders. Mr. Tessler stated that Cerberus (which had a blocking vote with respect to the approval of a potential strategic transaction with ACI) would not support a transaction on those terms. After further discussion, the parties agreed that, while there was no agreement on the exchange ratio at that time, the proposed exchange ratios were close enough that the parties should finalize their due diligence and seek to resolve other open items, and then Rite Aid and ACI could determine if they could narrow the proposed exchange ratios and ultimately agree upon a mutually acceptable exchange ratio. On November 19, 2017, Rite Aid management provided an update to the Rite Aid board of directors regarding this conversation.

On November 20, 2017, Rite Aid management met with Party H regarding strategic business alternatives and opportunities. Party H indicated it would discuss further and would follow up with Rite Aid if there was any interest in a potential strategic transaction. Party H did not follow up with Rite Aid.

On November 21, 2017, Skadden had a call with Schulte Roth & Zabel LLP, counsel to ACI, which we refer to as Schulte, to discuss documentation needed for the transaction, the due diligence process and the potential structure, principles and timing considerations of the transaction, including, among other things, that Rite Aid required that pre-merger ACI stockholders would not be permitted to act as a group post-merger. Also on November 21, 2017, a consulting firm was retained by Rite Aid to conduct financial due diligence on ACI’s business, began conducting financial due diligence on ACI.

On November 29, 2017, Schulte delivered an initial draft merger agreement to Skadden. The exchange ratio remained an open point and other significant open items in the draft merger agreement from Rite Aid’s view included, among others, ACI’s positions with respect to the covenant regarding its required efforts to obtain antitrust approvals, the absence of a reverse termination fee payable by ACI to Rite Aid if the deal failed to close due to the failure to obtain antitrust approvals, the amount of the termination fee payable to ACI, ACI’s request for expense reimbursement if Rite Aid’s stockholders did not approve the transaction, and restrictive interim operating covenants and representations and warranties.

On November 29 and November 30, 2017, representatives of Rite Aid, ACI and Cerberus met at Skadden’s office in New York to conduct business and financial due diligence on each of Rite Aid and ACI. Representatives of Citi, Credit Suisse and Goldman Sachs also attended this meeting. The parties did not discuss the terms of a transaction at this meeting. Business, financial and legal due diligence continued from December 2017 through early February 2018.

On December 6, 2017, representatives of Rite Aid and Party F met to discuss potential strategic transactions involving Party F and Rite Aid. At this meeting, representatives of Party F indicated that they were only interested in a transaction to acquire EnvisionRxOptions and were not interesting in any broader transaction or commercial arrangement, including a transaction to acquire Rite Aid.

Also on December 6, 2017, the ACI board of directors held a telephonic board meeting in which ACI management and representatives of Cerberus and Schulte participated. The ACI board of directors reviewed recent trends in ACI’s business, the status of due diligence, including the work undertaken by McKinsey & Company, which we refer to as McKinsey, which had been retained by ACI to assist in conducting diligence on, and quantification of, synergies, and a potential synergies assessment. Schulte reviewed the terms of the merger agreement that had been sent to Skadden and the proposed lock-up and other arrangements contemplated for the pre-merger ACI stockholders in the transaction.

On December 11, 2017, Skadden sent to Schulte a revised draft of the merger agreement, which did not take a position on the exchange ratio but reflected Rite Aid’s position on the issues it had raised regarding Schulte’s initial draft.

On December 12, 2017, Rite Aid management provided an update to the Rite Aid board of directors regarding the progress that Rite Aid and ACI had made on due diligence and the issues relating to and the status of the draft merger agreement that Skadden had sent to Schulte the previous day.

On December 13, 2017, ACI management and Schulte provided an update to the ACI board regarding the status of due diligence and outstanding points relating to the draft merger agreement that Skadden sent to Schulte on December 11, 2017.

On December 15, 2017, representatives of Rite Aid, ACI, Cerberus, Citi, Goldman Sachs, Credit Suisse and McKinsey met at Rite Aid’s office in Harrisburg, Pennsylvania to discuss and conduct due diligence on EnvisionRxOptions and the PBM industry.

On December 19, 2017, Schulte sent to Skadden initial term sheets for a registration rights agreement and lock-up agreement to be signed by the stockholders of ACI, as previously had been discussed with the Rite Aid board of directors. The drafts provided for, among other things, a restriction on ACI’s stockholders’ ability to sell their shares of ACI common stock for at least 18 months following the closing of the merger.

Also on December 19, 2017, Citi received an email from Party I indicating that Party I was interested in exploring either a take private transaction involving Rite Aid or an acquisition of Rite Aid’s subsidiary EnvisionRxOptions. After discussing this message with Rite Aid, and in accordance with Rite Aid’s instructions, a representative of Citi responded on Rite Aid’s behalf and spoke with Party I later that day about a potential transaction. Rite Aid scheduled a meeting with Party I for early January 2018 to discuss a potential strategic transaction. On December 20, 2017, ACI management provided an update to the ACI board of directors concerning the proposed merger with Rite Aid.

On December 23, 2017, Rite Aid management provided an update to the Rite Aid board of directors that Rite Aid and ACI were continuing to make progress on due diligence and anticipated completing a majority of the due diligence in the following weeks. Rite Aid management also informed the Rite Aid board of directors that ACI was reviewing the latest draft of the merger agreement and the parties expected to resume negotiations on the merger agreement in early January 2018.

On December 29, 2017, a representative of Rite Aid had a discussion with a representative of Party F. Party F made it clear that it was only interested in an acquisition of EnvisionRxOptions and was not otherwise interested in a strategic transaction or commercial arrangement involving Rite Aid.

On January 3, 2018, the Rite Aid board of directors held a special telephonic meeting which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day. Rite Aid management provided the Rite Aid board of directors with an update on recent conversations with Party F and on the status of discussions with ACI. Rite Aid management and the Rite Aid board of directors discussed ACI’s financial performance and other aspects of ACI’s business and the results of due diligence to date. The Rite Aid board of directors also discussed the adoption of a tax benefits preservation plan, including that such plan could protect certain of Rite Aid’s tax attributes, particularly Rite Aid’s significant amount of net operating losses that could be used, among other things, to offset the gain generated from the asset sale to WBA. With the authorization of the Rite Aid board of directors, Rite Aid entered into the Tax Benefits Preservation Plan, which we refer to as the tax benefits preservation plan, dated January 3, 2018, with Broadridge Corporate Issuer Solutions, as rights agent. The Rite Aid board of directors also considered that the Rite Aid board of directors could exempt any potential acquiror in its sole discretion from the restrictions in the tax benefits preservation plan and that the Rite Aid board of directors had the discretion to terminate the plan at any time.

On January 4, 2018, the ACI board of directors held a telephonic board meeting in which ACI management and representatives of Cerberus, ACI’s financial advisors and Schulte participated. ACI management and the Cerberus representatives on the ACI board of directors reviewed Rite Aid’s recent financial results, their assessment of the impact that the pendency of the WBA merger transaction had had on Rite Aid’s performance and other aspects of RiteAid’s business. The ACI board discussed the results of due diligence to date, including the anticipated cost synergies and revenue opportunities if the merger transaction was pursued. The ACI board of directors also considered the risks of the potential transaction.

On January 10, 2018, representatives of Rite Aid and Party I met in San Francisco. Party I indicated that it was only interested in an acquisition of EnvisionRxOptions at that time.

Later in the day on January 10, 2018, at the request of Rite Aid management, Mr. Miller and Mr. Justin Ewing, Executive Vice President, Corporate Development & Real Estate of ACI, presented ACI’s business plan and their views of the grocery industry sector to the Rite Aid board of directors at a board meeting in California. Mr. Standley informed the Rite Aid board of directors that, on or about January 4, 2018, ACI and Cerberus had approached him about serving as the Chief Executive Officer of the combined company after the closing of the merger. Mr. Standley indicated that he had not accepted, that there had been no negotiation of any terms of a potential employment arrangement with the combined company and that he had informed ACI and Cerberus that he would not pursue any discussions regarding, or negotiate any terms of, a potential employment arrangement prior to the negotiation of all economic and other material terms of the merger agreement. Following an executive session of the independent directors to discuss these matters, the Rite Aid board of directors agreed that there should be no negotiations of an employment arrangement between Mr. Standley and ACI prior to negotiation of all economic and other material terms of the merger agreement.

On January 11, 2018, representatives of Rite Aid, ACI and Cerberus met at ACI’s office in Boise, Idaho to conduct diligence on the businesses of Rite Aid and ACI and to review and analyze potential transaction synergies. On January 12, 2018, the ACI board of directors held a telephonic board meeting at which the results of the January 11, 2018 meeting in Boise were discussed.

On January 16, 2018, Schulte sent a revised draft of the merger agreement to Skadden. In addition to the open issue of the exchange ratio, significant issues, in Rite Aid’s view, included, among others, ACI’s limited obligation to accept divestitures if required by the antitrust authorities in approving a transaction, ACI’s control of the governmental approval review process, the amount of the termination fee payable by ACI to Rite Aid under certain circumstances, including if the merger agreement were terminated due to the failure to obtain antitrust approval, and the amount of the reverse termination fee payable by Rite Aid to ACI under certain circumstances, including if Rite Aid entered into a superior proposal, and ACI’s request for expense reimbursement from Rite Aid if Rite Aid’s stockholders did not approve the transaction.

On January 17 and January 18, 2018, representatives of Rite Aid, ACI, Cerberus and McKinsey met at Cerberus’ office in New York to discuss potential transaction synergies and each company’s historical and projected financial results.

On January 18, 2018, Citi received a phone call from Party J inquiring about a potential strategic transaction involving Rite Aid without providing any specific information. Citi responded that if Party J had a proposal, then Citi would relay such proposal to Rite Aid. Party J never provided a proposal, any additional information or followed up with Citi or Rite Aid.

On January 22, 2018, Schulte sent to Skadden initial drafts of a registration rights agreement and lock-up agreement to be signed by the stockholders of ACI.

On January 24, 2018, representatives of Rite Aid, ACI, Cerberus, Citi, Credit Suisse, Goldman Sachs, McKinsey and Bank of America Merrill Lynch, an additional financial advisor to ACI that also is providing committed financing for the proposed transaction together with Credit Suisse and Goldman Sachs, met at Cerberus’ office in New York to discuss the proposed financing of the transaction with prospective lenders.

On January 24, 2018, the Rite Aid board of directors held a special telephonic meeting, which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day, to discuss, among other things, updates on the status of Rite Aid’s and ACI’s ongoing financial and business due diligence. Members of Rite Aid management and representatives of Citi updated the Rite Aid board of directors on the status of due diligence and discussions regarding the implied pro forma ownership of the combined company. Mr. Standley reminded the Rite Aid board of directors that, on or about January 4, 2018, ACI and Cerberus had approached him about serving as the Chief Executive Officer of the combined company after the closing of the merger. Mr. Standley confirmed, as previously had been discussed with the board, that there had been no negotiation of any terms of a potential employment arrangement for Mr. Standley with ACI or Cerberus for the combined company and, as agreed between the Rite Aid board of directors and Mr. Standley, Mr. Standley would not pursue any discussions, and there would be no negotiation, of any terms of a potential employment arrangement for him prior to the negotiation of all economic and other material terms of the merger agreement. However, to avoid even the appearance of any potential conflict of interest, Mr. Standley and the Rite Aid board of directors determined to establish a committee of directors (exclusive of Mr. Standley), which we refer to as the negotiating committee, to negotiate, for the Rite Aid board of directors’ consideration, the exchange ratio and other financial terms of the transaction with ACI. The Rite Aid board of directors held an executive session of the independent directors to discuss these matters. The Rite Aid board of directors then established the negotiating committee at this meeting, which consisted of directors Michael N. Regan, David R. Jessick and Mr. Savage.

On January 31, 2018 and February 1, 2018, at the request of Cerberus and Mr. Miller, members of Rite Aid management attended Cerberus’ investment committee meeting and the ACI board of directors meeting, respectively, at Cerberus’ office in New York. Rite Aid, ACI and Cerberus discussed the potential combined company’s business plan and merits of the combination. The parties did not discuss any transaction terms at these meetings. Following Mr. Standley’s departure from the ACI board of directors meeting, the ACI directors discussed the merits of the proposed transaction and authorized the Cerberus representatives on the ACI board of directors to negotiate the exchange ratio with Rite Aid and its advisors, subject to subsequent approval by the ACI board of directors.

Also on January 31, 2018, Schulte sent to Skadden further revised drafts of a registration rights agreement and lock-up agreement to be signed by the stockholders of ACI.

On February 2, 2018, Schulte and Skadden held calls to negotiate provisions of the merger agreement and the registration rights agreement. On February 4, 2018, Schulte sent to Skadden a chart outlining ACI’s positions on open points in the merger agreement.

Also on February 4, 2018, representatives of Goldman Sachs had a call with representatives of Citi during which the representatives of Goldman Sachs indicated that ACI had updated its financial perspectives taking into account then current market factors and due diligence findings, which, in ACI’s view, supported a pro forma ownership for Rite Aid stockholders of less than ACI’s previous proposal of 30%. According to the representatives of Goldman Sachs, ACI’s further financial review supported a higher stand-alone value for ACI and focused on discounted cash flows in determining an exchange ratio. Based on its discussions with Rite Aid management, Citi indicated that such a proposal from ACI would not be productive and challenged ACI’s approach for determining the exchange ratio. Citi also requested that Goldman Sachs provide materials regarding ACI’s methodology and updated Rite Aid management as to this discussion.

On February 5, 2018, the Rite Aid board of directors held a special telephonic meeting, which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day, to discuss, among other things, the latest updates on discussions with ACI, the status of financial, business and legal due diligence, and key outstanding items in the draft merger agreement, the draft registration rights agreement and the draft lock-up agreement. Members of Rite Aid management and representatives of Rite Aid’s advisors discussed financial, business and legal due diligence findings with the Rite Aid board of directors, which findings were provided to the Rite Aid board of directors in advance of the meeting. In particular, Rite Aid management confirmed that Rite Aid was more comfortable that ACI would be able to meet its financial projections for the following fiscal year because Rite Aid’s due diligence indicated that ACI was closer to meeting its projections for the then current fiscal year than Rite Aid originally had anticipated. Members of Rite Aid management and representatives of Skadden also updated the Rite Aid board of directors on the material outstanding points in the draft merger agreement, including, among others, ACI’s limited obligation to accept antitrust divestitures in connection with ACI’s control of the governmental approval review process, the amount of the termination fee payable by ACI to Rite Aid under certain circumstances, including if the merger agreement were terminated due to the failure to obtain antitrust approval, and the amount of the reverse termination fee payable by Rite Aid to ACI under certain circumstances, including if Rite Aid entered into a superior proposal, and ACI’s request for expense reimbursement if Rite Aid’s stockholders did not approve the transaction.

At this board meeting, Citi also updated the Rite Aid board of directors regarding certain financial matters. Citi provided an updated overview of industry trends in the grocery business and an implied pro forma hypothetical ownership structure in the event that Rite Aid and ACI merged, giving effect to the consummation of the WBA asset purchase transaction. This updated overview reflected implied pro forma hypothetical ownership ranges based on (i) Rite Aid’s closing stock price of $2.06 per share on February 2, 2018, (ii) adjusted EBITDA multiples for ACI of 6.0x to 7.0x based on then current selected grocery industry sector peer multiples (which multiples had increased since the November 13, 2017 Rite Aid board of directors meeting) and (iii) ACI adjusted EBITDA for the fiscal year ending February 28, 2019 of approximately $2.7 billion (in a base case provided by ACI management) and approximately $2.5 billion (in a sensitized case calculated for illustrative purposes). This updated overview indicated an implied pro forma hypothetical ownership of approximately 22-36% of the combined company for Rite Aid stockholders. Citi also provided an illustrative overview of Rite Aid’s implied pro forma hypothetical ownership of the combined company of 20-30% based on discounted cash flows of each of Rite Aid and ACI (based on Rite Aid management’s preliminary forecasts for Rite Aid and the base case and sensitized estimates for ACI). Citi indicated that these implied pro forma hypothetical ownership percentages depended on further due diligence on ACI’s financial results and on potential synergies. Members of Rite Aid management and Rite Aid’s advisors then discussed the pre-merger ownership of ACI and pro forma ownership of the combined company. Rite Aid management and Rite Aid’s advisors also discussed that if ACI’s pre-merger stockholders decided to sell their shares after the closing of the merger, there was a need to have an orderly disposition of the shares. After extensive discussion, the Rite Aid board of directors authorized the negotiating committee to negotiate an exchange ratio that would result in Rite Aid stockholders owning 30-35% of the combined company’s stock, which was at the high end to above the range of the implied pro forma hypothetical ownership for Rite Aid stockholders as described above. Rite Aid again considered that the higher end of the proposed range would be difficult to obtain but a proposal at that range would be useful in negotiations.

Also on February 5, 2018, Goldman Sachs and Credit Suisse provided materials to Citi regarding ACI’s methodology and basis for revising its proposed exchange ratio. These materials suggested an exchange ratio that would result in Rite Aid stockholders owning 25% in the aggregate of the combined company after the closing based on discounted cash flows, a present value of future share price and then current EBITDA multiples for selected companies, which multiples for the grocery industry sector had increased over the course of negotiations with ACI.

On February 6, 2018, Rite Aid (including the directors on the negotiating committee) and Cerberus, together with representatives of Citi, Credit Suisse and Goldman Sachs, held meetings at Skadden’s New York office to negotiate the exchange ratio and pro forma ownership of the combined company. The negotiating committee consulted Rite Aid management and Citi, but the negotiating discussions were conducted directly between Cerberus and the negotiating committee without management or financial advisors present.

Prior to the meeting between the negotiating committee and Cerberus, representatives of Citi, Goldman Sachs and Credit Suisse met to discuss the exchange ratio. Goldman Sachs and Credit Suisse noted at the meeting that Rite Aid was operating in a difficult macro-environment and that Rite Aid common stock reflected an option value tied to potential strategic activity, as demonstrated by a lack of a meaningful trading multiple discount to purportedly much stronger retail pharmacy peers. Rite Aid and its advisors countered this perspective of macro-environment trends by arguing that Rite Aid’s earnings results had stabilized and Rite Aid was further deleveraged from applying the WBA sale proceeds. At this meeting, in accordance with Rite Aid’s directives, Citi discussed with Goldman Sachs and Credit Suisse, among other things, an illustrative pro forma ownership for Rite Aid stockholders of approximately 29% to 41% implied based on (i) Rite Aid’s closing stock price of $2.00 per share on February 5, 2018, (ii) adjusted EBITDA multiple for ACI of 6.0x based on then current selected grocery industry sector peer multiples and (iii) ACI projected adjusted EBITDA for the fiscal year ending February 28, 2019 of approximately $2.7 billion (in a base case provided by ACI management) and historical adjusted EBITDA of approximately $2.35 billion (based on information provided by ACI management). Citi indicated that changes in ACI’s assumed adjusted EBITDA multiples and/or utilizing historical (versus projected) financial results for ACI could support a significantly higher exchange ratio in favor of Rite Aid’s stockholders.

Following the meeting among ACI’s and Rite Aid’s respective financial advisors, the negotiating committee proposed to Cerberus an exchange ratio that would result in Rite Aid stockholders owning 35% in the aggregate of the combined company after the closing. Cerberus indicated it could not accept a deal at that exchange ratio and did not agree with Rite Aid’s methodology for determining the exchange ratio, including because, in Cerberus’ view, Rite Aid’s stock price at that time reflected a potential deal premium given market expectations that Rite Aid was an acquisition target and that Rite Aid’s stock was therefore effectively trading as an option on a transaction. Cerberus (which had a blocking vote with respect to the approval of a potential strategic transaction with ACI) indicated that it would terminate discussions if Rite Aid was not willing to entertain a lower exchange ratio because Cerberus would not accept a deal that would result in Rite Aid stockholders owning 35% in the aggregate of the combined company after the closing. Cerberus did not provide a specific counterproposal. After discussions regarding, among other things, the financial overview discussed with the Rite Aid board of directors at previous board meetings, potential transaction synergies and the prospects of the combined company, the negotiating committee proposed an exchange ratio that would result in Rite Aid stockholders owning 30% in the aggregate of the combined company at the closing. Cerberus again indicated it could not accept a deal at that exchange ratio, and did not provide a specific counterproposal. The negotiating committee indicated that if Cerberus could not accept an exchange ratio that would result in Rite Aid stockholders owning 30% of the combined company, then the negotiating committee had no authority to continue negotiations on the exchange ratio. Mr. Stephen Feinberg, Chief Executive Officer of Cerberus, then requested a one-on-one meeting with

Mr. Savage. In that meeting, both sides reiterated their positions and agreed that there was no need for further discussions if neither side was willing to compromise on their position. The parties then departed the meeting without an agreement on the exchange ratio or the other remaining issues in the draft merger agreement.

On February 7, 2018, the negotiating committee updated the Rite Aid board of directors regarding the discussions with Cerberus the previous day. Also on February 7, 2018, Citi received a call from Credit Suisse and Goldman Sachs to discuss the exchange ratio negotiations. In accordance with the directives of the negotiating committee, Citi responded that Rite Aid could not accept a deal that would result in Rite Aid stockholders owning below 30% of the combined company (including that the Rite Aid board of directors had only authorized the negotiating committee to negotiate a deal at 30% or higher). Later that day, ACI provided a counterproposal that Rite Aid stockholders would receive (i) stock consideration that would result in Rite Aid stockholders owning 28% of the combined company in the aggregate and (ii) $200 million in cash, which we refer to as the February 7 ACI Proposal. ACI also proposed that the initial combined company board would consist of four directors appointed by Rite Aid, four directors (including the chairman) appointed by ACI and one additional director appointed by ACI subject to Rite Aid’s right to consent to such director. The negotiating committee responded that it would convey the February 7 ACI Proposal to the full Rite Aid board of directors, but that it was not authorized to negotiate a deal within those parameters without approval of the full Rite Aid board of directors.

On February 8, 2018, the Rite Aid board of directors held a special telephonic meeting, which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day, to discuss the February 7 ACI Proposal. The negotiating committee, members of Rite Aid management and Citi updated the Rite Aid board of directors on the negotiations, and Citi reviewed the potential financial impact of the proposed $200 million cash consideration on the implied pro forma ownership of the combined company given various assumptions regarding the financial performance of the combined company, indicating that Rite Aid stockholders’ 28% aggregate ownership of the combined company plus the $200 million cash consideration provided substantially equivalent value to Rite Aid stockholders as the prior 30% exchange ratio position as this was effectively the equivalent of the Rite Aid stockholders owning approximately 29.6% in the aggregate of the combined company based on a market multiples approach consistent with prior financial perspectives previously discussed with the Rite Aid board of directors. The Rite Aid board of directors discussed that both Rite Aid and ACI wanted to maximize the stock consideration received by their respective stockholders to increase their ability to participate in the potential upside of the combined company. The Rite Aid board of directors authorized the negotiating committee, Rite Aid management and Rite Aid’s advisors to negotiate the other terms of the transaction on the assumption that the Rite Aid board of directors may be willing to substantially accept terms similar to those in the February 7 ACI Proposal. The Rite Aid board of directors accepted ACI’s proposal on the composition of the initial combined company board of directors, subject to resolving the other remaining deal points in a manner acceptable to Rite Aid.

The ACI board of directors also held a special telephonic meeting on February 8, 2018 which was attended by members of ACI management and representatives of Schulte to discuss the ongoing negotiations concerning the exchange ratio. On February 9, 2018, the negotiating committee and ACI and their respective advisors held several calls to negotiate the terms of the February 7 ACI Proposal. Rite Aid (including the directors on the negotiating committee), ACI and their respective advisors also held several calls to negotiate the other remaining open points in the draft merger agreement, including the board composition of the combined company, ACI’s obligations to accept antitrust divestitures in connection with the governmental approval review process, the amount of the termination fee payable by ACI to Rite Aid under certain circumstances, including if the merger agreement were terminated due to the failure to obtain antitrust approval, and amount of the reverse termination fee payable by Rite Aid to ACI under certain circumstances, including if Rite Aid entered into a superior proposal, and ACI’s request for expense reimbursement from Rite Aid if Rite Aid’s stockholders did not approve the transaction. The negotiating committee and Rite Aid’s advisors requested that, instead of the $200 million in cash payable to Rite Aid stockholders, such stockholders would be provided the right to elect at their option to receive either (i) a portion of the merger consideration in cash in an amount that would be substantially equivalent to a $200 million cash payment to Rite Aid stockholders in the aggregate if all Rite Aid stockholders elected to receive the additional cash consideration or (ii) additional stock consideration in an amount that would be in lieu of the $200 million cash payment to Rite Aid stockholders in the aggregate if all Rite Aid stockholders elected to receive the additional stock consideration (which amount would result in Rite Aid stockholders owning approximately 29.6% in the aggregate of the combined company if all stockholders elected to receive the additional stock consideration). The negotiating committee considered this election mechanic important to allow Rite Aid stockholders to increase their stock consideration in order to participate in the potential upside of the combined company if they chose to do so. ACI accepted this proposal.

Rite Aid and ACI determined the merger consideration, including the base exchange ratio and additional stock election exchange ratio, following extensive negotiations based on, among other things, each party’s assessment of (i) Rite Aid’s and ACI’s business and operations, strategy, current and historical financial condition and results of operations, and business plan and projected performance, (ii) economic conditions in the industries in which Rite Aid and ACI operate, (iii) Rite Aid’s future prospects, including the Rite Aid Forecast, (iv) ACI’s future prospects, including the ACI Forecast, (v) the terms of the merger agreement and (vi) the results of extensive due diligence conducted by Rite Aid and ACI on each company’s business over the course of several months. It was not possible to determine the price at which the combined company would trade following consummation of the merger. However, Rite Aid and ACI took into account certain factors that the companies expected the market to take into account in determining the potential value of the combined company after the mergers. Specifically, Rite Aid valued the ACI common stock issuable to Rite Aid stockholders in the transaction in light of, among other things, all of the foregoing factors, in addition to (x) the trading multiples of selected public companies in the industries in which Rite Aid and ACI operate, (y) the financial forecasts for Rite Aid and ACI and (z) the potential synergies, revenue opportunities and other benefits to the combined company that could result from the mergers. For additional information regarding the factors that the parties considered in determining the merger consideration and valuing the transaction, see the sections entitled “The Merger—Financial Forecast” beginning on page [—] of this proxy statement/prospectus, “The Merger—Recommendation of the Rite Aid Board of Directors; Rite Aid’s Reasons for the Merger” beginning on page [—] of this proxy statement/ prospectus, “The Merger—ACI’s Reasons for the Merger” beginning on page [—] of this proxy statement/prospectus and “Summary—Opportunities for Enhanced Growth” beginning on page [—] of this proxy statement/prospectus.

On February 12, 2018, Skadden sent a revised draft of the merger agreement to Schulte reflecting Rite Aid and ACI’s negotiations over the past several days. Also on that date, the ACI board of directors held a telephonic board meeting at which ACI management and representatives of Schulte participated. At the meeting, the results of negotiations since the last ACI board of directors’ meeting were discussed, including the merger consideration and corporate governance matters for the combined company. A Cerberus representative on the ACI board of directors also reviewed the expected terms of the financing commitments that ACI intended to receive to refinance certain of Rite Aid’s outstanding debt. Rite Aid, ACI and their respective advisors continued to negotiate the disclosure schedules and other transaction agreements over the course of the next several days.

On February 13, 2018, the negotiating committee, members of Rite Aid management and representatives of Citi and Skadden held a call to update the negotiating committee on the latest developments in discussions with ACI and their advisors. In particular, the negotiating committee provided guidance on the negotiation of corporate governance matters of the combined company, including the rights of Rite Aid, ACI and Cerberus to nominate directors to the combined company.

On February 14 and February 15, 2018, Rite Aid, ACI and Cerberus, together with representatives of Citi, Credit Suisse, Goldman Sachs, Skadden and Schulte, met at Cerberus’ office in New York to discuss an investor presentation and communications plan for the proposed transaction. Also on February 14, 2018, the parties exchanged term sheets reflecting their respective positions on the registration rights agreement and lock-up agreement.

On February 14, 2018, Skadden and Schulte negotiated certain terms of the merger agreement and related documents, at the direction and with the input of the negotiating committee and ACI, respectively. During the course of negotiations, the negotiating committee, members of Rite Aid management, Citi and Skadden held calls to discuss the proposed terms of the merger agreement and related documents.

On February 15, 2018, Schulte sent Skadden a revised draft of the merger agreement. Skadden sent a further revised draft of the merger agreement to Schulte later the same day.

On February 16, 2018, Schulte sent a further revised draft of the merger agreement to Skadden and a draft of the no action agreement, which would restrict pre-merger ACI stockholders from taking certain actions as a group after the closing of the merger, as previously had been discussed with the Rite Aid board of directors. Also on February 16, 2018, Skadden sent Schulte a draft of the standstill agreement, which would restrict Cerberus from, among other things, acquiring or agreeing to acquire beneficial ownership of any additional shares of ACI common stock or Rite Aid common stock and which restricted certain other actions of Cerberus relating to ACI following consummation of the merger Rite Aid, ACI and their respective advisors continued to negotiate the disclosure schedules and other transaction agreements as well. ACI also requested that certain ACI stockholders receive board observer rights at the combined company after the closing.

On February 16, 2018, the ACI board of directors held a telephonic meeting which was attended by members of ACI’s management and representatives of Schulte to discuss the status of negotiations, and review of the merger agreement, including the merger consideration, the lock-up agreement, registration rights agreement, no-action agreement and standstill agreement, summaries of which documents previously had been provided to the ACI directors. A Cerberus representative on the ACI board of directors reviewed the debt commitments for the proposed financing for the merger. Following discussion, the ACI board of directors voted unanimously to approve the merger agreement, the mergers and the other transactions and the stockholders of ACI delivered their written consents to the merger agreement and the mergers.

Also on February 16, 2018, the Rite Aid board of directors held a meeting at Skadden’s New York office, which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day, to discuss the status of negotiations with ACI and to review the merger agreement, the lock-up agreement, registration rights agreement, no action agreement and standstill agreement. At the meeting, Citi provided the Rite Aid board of directors with updated disclosure regarding Citi’s material relationships with Rite Aid, ACI and Cerberus. Representatives of Skadden thoroughly reviewed with the Rite Aid board of directors its fiduciary duties, including its duties of care, loyalty, good faith and disclosure to Rite Aid and its stockholders, in considering the transaction.

Citi then reviewed its preliminary financial analysis of the merger consideration with the Rite Aid board of directors and indicated that, assuming there were no material changes in the information considered, it was prepared to provide an opinion to the Rite Aid board of directors if requested to do so by the Rite Aid board of directors. The representatives of Skadden then reviewed with the Rite Aid board of directors the terms of the transaction and open points. Management and the Rite Aid board of directors then discussed Rite Aid’s business, strategic, financial and stockholder value creation rationale for the transaction, including certain considerations discussed in the section entitled “The Merger—Recommendation of the Rite Aid Board; Rite Aid’s Reasons for the Merger” beginning on page [—] of this proxy statement/prospectus. As part of this discussion, Citi indicated that based on, among other things, its knowledge of the industry and market generally and Rite Aid’s discussions with other potential buyers, it believed it was unlikely that another viable buyer would make a superior offer to acquire Rite Aid at that time.

Following an executive session of the independent directors, the Rite Aid board of directors expressed its unanimous support for completing negotiations of the transaction and determined to reconvene the following night after further negotiations.

On February 17, 2018, Skadden sent a revised draft of the merger agreement to Schulte. Rite Aid, ACI and their advisors also exchanged drafts of other transaction documents.

On the evening of February 17, 2018, the Rite Aid board of directors held a special telephonic meeting, which was attended by members of Rite Aid management and representatives of Citi, Skadden and Jones Day. At the meeting, representatives of Skadden updated the Rite Aid board of directors on the parties’ progress finalizing the transaction documents and confirmed that there were no significant issues that had arisen with respect to the merger agreement since the meeting the previous night and that the transaction documents were substantially finalized, except that ACI had requested that certain ACI Institutional Holders have observation rights on the combined company’s board of directors. The Rite Aid board of directors authorized Rite Aid management to continue negotiating the board observer issue, conditioned upon the imposition of a standstill agreement and other limitations on the ACI Institutional Holders that had requested observer rights. These ACI Institutional Holders did not accept these conditions and Skadden ultimately negotiated with Schulte that no ACI stockholders would have board observer rights.

Citi then reviewed its financial analysis of the merger consideration with the Rite Aid board of directors and rendered an oral opinion, confirmed by delivery of a written opinion dated February 17, 2018, to the Rite Aid board of directors to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in such opinion, (i) the base exchange ratio plus the additional cash consideration or (ii) the stock election exchange ratio, as applicable, provided for in the merger agreement was fair, from a financial point of view, to holders of Rite Aid common stock (other than, to the extent applicable, ACI, Merger Sub I, Merger Sub II and their respective affiliates).

The Rite Aid board of directors then unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of Rite Aid and its stockholders, and adopted, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, and resolved, subject to the terms of the merger agreement, to recommend that Rite Aid stockholders approve the merger agreement and the transactions contemplated thereby.

Rite Aid and ACI finalized the merger agreement and ancillary documents and executed the merger agreement and Rite Aid, ACI and Cerberus finalized and executed the standstill agreement. Before market open on February 20, 2018, the next trading day after entering into the merger agreement, Rite Aid and ACI issued a joint press release publicly announcing the execution of the merger agreement.

In connection with the preparation of this proxy statement/prospectus, it was determined that Rite Aid management’s operating cash flow calculations had not included an addback of LIFO charges of approximately $30 million annually, resulting in a reduction (which in the view of Rite Aid management was immaterial) in Rite Aid’s projected cash flow from operations. On March 25, 2018, the Rite Aid board of directors held a telephonic meeting, which was attended by members of Rite Aid management and representatives of Skadden and Citi. At this meeting, among other matters, Rite Aid management reviewed with the Rite Aid board of directors a revision to Rite Aid management’s cash flow forecasts to reflect the addback for this annual LIFO charge. Citi confirmed that the results of the financial analyses performed in connection with its opinion rendered to the Rite Aid board of directors on February 17, 2018, recalculated solely to reflect such annual LIFO charge addback would not have changed the conclusion reached in such opinion when rendered, based on and subject in all other respects to the matters considered and the assumptions, limitations and qualifications set forth in such opinion, noting that the implied equity value per share ranges for Rite Aid and implied exchange ratio ranges derived from the selected public companies analysis and discounted cash flow analysis on which such opinion was based, solely taking into account such addback, would have been approximately $0.88-$1.93 per share and 0.0474x-0.0825x in the case of the selected public companies analysis (vs. approximately $0.87-$1.92 per share and 0.0471x-0.0823x) and approximately $1.92-$3.08 per share and 0.0654x-0.0856x in the case of the discounted cash flow analysis (vs. approximately $1.83-$2.96 per share and 0.0614x-0.0823x). The Rite Aid board of directors concluded that the revision to Rite Aid management’s forecasts to reflect the annual LIFO charge addback would not have changed its determination that the merger agreement was in the best interests of the Rite Aid stockholders at the time of such determination.

Subsequent to the initial filing of the preliminary proxy statement/prospectus, Mr. Savage informed the Rite Aid board of directors that, although he at all times acted in the best interests of the Rite Aid shareholders and has received no remuneration and will not receive any remuneration from Cerberus or its affiliates (except for director fees that he had previously received from Freedom Group on whose board he previously sat from 2007 through 2013), in connection with his status as Senior Advisor at Lazard since 2014, he has received compensation from Lazard in the form of an annual salary of $250,000 and an annual bonus payment (which annual bonus payment Lazard refers to as a supplemental or special payment), with the bonus payment based on his contributions to Lazard, and that for the years 2015, 2016 and 2017 the bonus payments were $1,000,000, $750,000 and $500,000, respectively. Mr. Savage informed the board of directors that he understands that the following information, among other considerations, is taken into account in Lazard’s determination of the amount of his annual bonus payment: the contributions made by Mr. Savage to Lazard, as well as by a long-term former business partner of Mr. Savage at Lazard who is also a Senior Advisor to Lazard; the amount of fees received by Lazard from engagements facilitated by Mr. Savage and his former business partner; as well as Mr. Savage’s contributions to the mentoring of Lazard employees and to firm culture. Mr. Savage informed the board of directors that there never has been any specification by either Lazard or Mr. Savage regarding what portion of such bonus payments might be attributable to the assistance by Mr. Savage or his former business partner at Lazard in the origination of business engagements between Lazard and Cerberus and its affiliates; however, for each of the years 2015, 2016 and 2017, revenues related to engagements with Cerberus or its affiliates constituted less than 10% of the total revenues generated by Lazard that might be attributable to any fees received by Lazard from engagements facilitated by Mr. Savage or his business partner. Prior to the execution of the merger agreement, Cerberus had no knowledge that Mr. Savage, in his capacity as Senior Advisor to Lazard, has been receiving (and may receive in the future) compensation from Lazard based on Mr. Savage’s assistance in originating business engagements between Cerberus and Lazard.

Subsequent to the initial filing of the preliminary proxy statement/prospectus, Mr. Savage also informed the Rite Aid board of directors that in connection with his role as Senior Advisor to Lazard, Mr. Savage and Cerberus would periodically communicate about potential business opportunities involving the possible engagement of Lazard by Cerberus and its affiliates, and that these communications continued through 2017 and 2018; however, none of these potential business opportunities that were communicated in 2017 or 2018 resulted in any engagement (or expected engagement) of Lazard, or were otherwise pursued. In addition, Mr. Savage informed the Rite Aid board of directors that on November 17, 2017, an affiliate of Remington Outdoor Company, a long-term

Lazard client and a former portfolio company of Cerberus, engaged Lazard to assist in connection with a potential restructuring of the company. The Rite Aid board of directors understands that this engagement has not been taken into account in any bonus paid to Mr. Savage to date, but given the fees generated and expected to be generated by Lazard with respect to this restructuring and based on the bonuses paid to Mr. Savage in prior years, Mr. Savage would expect this matter to be taken into account in any bonus paid to him by Lazard for 2018, consistent with prior years’ bonuses.

Subsequent to the initial filing of the preliminary proxy statement/prospectus, Mr. Savage informed the Rite Aid board of directors that, prior to and after the execution of the merger agreement, he has conveyed to Cerberus his desire to be a member of the board of directors of the combined company.

On May 14, 2018, the Rite Aid board of directors held a telephonic meeting, which was attended by representatives of Skadden. Previous telephonic meetings had been held on May 6, 2018 and May 13, 2018, with representatives of Skadden in attendance, to inform the board of directors of the information learned about, and to discuss, these matters. A representative of Citi also attended a portion of the May 13 meeting. Mr. Savage recused himself from the May 13 and May 14 board meetings as well as the relevant portion of the May 6 board meeting. The Rite Aid board of directors unanimously (with Mr. Savage recused) concluded at the May 14 board meeting that the information learned regarding Mr. Savage, including, among other things, his actual and potential future payments from Lazard, would not have changed the board’s determination that the merger agreement was in the best interests of the Rite Aid stockholders at the time of such determination. The board’s conclusion was based on the reasons discussed in this proxy statement explaining why it supported the merger agreement as of February 18, 2018 in the section entitled “The Merger—Recommendation of the Rite Aid board of directors; Rite Aid’s Reasons for the Merger” beginning on page [—] of this proxy statement/ prospectus, and took into account the nature of the new information regarding Mr. Savage (including, among other things, the prior and unquantified anticipated payments from Lazard and the extent of Lazard’s work for Cerberus and its affiliates) as well as the facts relating to the negotiating committee, including, among other things: that the negotiating committee was comprised of three individuals, consisting of two independent directors in addition to Mr. Savage; that it negotiated within a framework established, reviewed and monitored by the board of directors; that the full board of directors actively directed and oversaw the negotiations; that the negotiating committee on a continuing basis reported to and sought authorization from the board of directors, which in turn received advice from Citi and Rite Aid management regarding valuation issues; and that the full board of directors, and not the negotiating committee, was required to approve the transaction with ACI.

Recommendation of the Rite Aid Board of Directors; Rite Aid’s Reasons for the Mergers

Recommendation of the Rite Aid Board of Directors to Approve the Merger Agreement and the Transactions Contemplated Thereby

At a meeting held on February 17, 2018, the Rite Aid board of directors, after considering various factors described below, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable, fair to and in the best interests of Rite Aid and its stockholders, and adopted, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement.

The Rite Aid board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers.

Reasons for the Mergers

In evaluating the merger agreement and the transactions contemplated thereby, the Rite Aid board of directors consulted with Rite Aid’s management and legal and financial advisors and, in reaching its determinations, the Rite Aid board of directors considered a variety of factors with respect to the mergers and the other transactions contemplated by the merger agreement, including the factors listed below (not necessarily in order of relative importance).

•	Rite Aid’s Current Condition. Rite Aid’s business and operations, strategy, current and historical financial condition and results of operations, and business plan and projected performance, including Rite Aid’s recent EBITDA trends and historical trading prices with respect to shares of Rite Aid common stock.

•	Economic Conditions. The current environment in the retail drugstore industry, including the trend of consolidation in the healthcare industry, increased competition and the downward trend in third-party reimbursement levels for prescription drugs, and the likely effect of these factors on Rite Aid’s financial performance and Rite Aid’s ability to compete in the market in the absence of the mergers.

•	Rite Aid’s Future Prospects.

•	Rite Aid’s forecasts for revenue and earnings over the next five (5) years.

•	The challenges and risks of continuing as a stand-alone public company and the assessment that no other internally developed alternatives were reasonably likely to create greater value for Rite Aid’s stockholders than the mergers, taking into account business, competitive, industry and market risks.

•	Despite Rite Aid’s continued use of the proceeds received under the WBA asset purchase agreement to reduce its debt and the resulting reduction in its leverage, Rite Aid is still more highly leveraged than certain of its competitors, limiting its ability to compete effectively with competitors, including retail drugstore companies, healthcare companies and multinational pharmacy retailers and distributors, that have more diversified business models and/or greater financial resources to invest in the expansion of their businesses and absorb the impact of reimbursement rate decreases.

•	Accretion and Synergies.

•	The Rite Aid board of directors’ understanding of the respective businesses, operations, financial condition, earnings, strategy and prospects of Rite Aid and ACI, taking into consideration the results of Rite Aid’s due diligence review of ACI and its assets, liabilities, earnings and financial condition, as well as Rite Aid’s and ACI’s historical and projected financial performance, including the expectation the combined company would have the ability to generate higher pro forma Adjusted EBITDA than Rite Aid as a stand-alone company, achieve cost synergies and realize revenue opportunities.

•	The potential synergies and other benefits to the combined company that could result from the mergers, including an enhanced competitive and financial position, increased diversity and depth in Rite Aid’s product lines and geographic scope and the potential to realize $375 million of cost synergies and $3.6 billion of identified revenue opportunities by February 26, 2022.

•	The opportunity for Rite Aid stockholders to realize the potential benefit of ACI’s forecasted improved financial performance since Rite Aid stockholders will own approximately 28.0% to 29.6% of the combined company, depending on the results of the cash elections.

•	Revenue Opportunities. The below factors relate to the $3.6 billion of potential revenue opportunities that the Rite Aid board considered:

•	The expected ability to expand Rite Aid’s pharmacy coverage and gain volume in limited pharmacy networks on the West Coast and the Northeast, driving script growth and improved food and drug revenue;

•	The expected ability to invest in EnvisionRxOptions and use additional lives to drive customers into Rite Aid pharmacies and ACI stores;

•	The opportunity to attract more pharmacy customers into ACI stores by rebranding a majority of the ACI pharmacies as Rite Aid pharmacies;

•	The plan for Rite Aid and ACI to combine their loyalty programs, including the data sets of such loyalty programs, to increase customer traffic in stores and create new revenue opportunities for the combined company;

•	The opportunity to enhance the front end offerings in Rite Aid stores using ACI’s own brands in food and consumables, including organic and natural products; and

•	The opportunity to enhance the e-commerce offerings of the combined company and expand existing delivery programs to provide customers with greater convenience.

•	Cost Synergies. The below factors relate to the $375 million potential cost synergies that the Rite Aid board considered:

•	The expected ability to reduce the combined company’s acquisition cost on third party branded and own brand merchandise as well as brand and generic pharmaceutical drugs;

•	The opportunity to increase penetration of higher margin own brand products as a result of the combined company’s broader portfolio of own brand products;

•	The opportunity to leverage ACI’s fresh, natural and organics category expertise and to sell ACI manufactured products (including dairy and bread) in Rite Aid stores;

•	The opportunity to reduce costs related to other services and other goods not for resale;

•	The opportunity to realize cost synergies through the optimization of the consolidated supply chain; and

•	The opportunity to reduce costs by, among other things, consolidating corporate administrative functions.

•	Business Rationale.

•	The combination of the number three drug store player with regional coverage and a full-service pharmacy benefit manager and the number two grocery player with national coverage and leading supply chain capabilities is expected to result in a differentiated competitor across the food, health and wellness industries, with the expected ability of the combined company to provide differentiated experiences for customers across these industries.

•	The expanded geographic coverage of the combined entity with an expected network of approximately 4,900 stores with 4,345 pharmacies and pro forma annual revenues for the fiscal year ended February 25, 2017 of approximately $82.3 billion is much greater than Rite Aid’s current network and annual revenues.

•	The opportunity to reduce exposure to pharmacy reimbursement rates as a proportion of revenues due to diversifying the business.

•	The increase in financial strength of the combined company compared to Rite Aid, including as a result of the diversification of product and revenue streams that are expected to drive strong cash flow for future investment, including that the combined company’s pro forma net leverage ratio is expected to be 4.1x at transaction close (including year one cost synergies).

•	The ability to achieve lower cost and increased efficiency across stores leveraging ACI’s supply chain and manufacturing in order to drive profitability.

•	The fact that ACI’s pharmacy customers are on average the highest spenders in ACI’s grocery business, providing the opportunity to leverage the expanded pharmacy business of the combined company to drive growth in the grocery business.

•	Rite Aid management’s belief, based on Rite Aid’s diligence on ACI’s business, that there is evidence to suggest that ACI is in the early stages of enjoying the benefits of its turnaround strategy, with increasing sales and profitability, and that Rite Aid stockholders would be able to share in this upside by becoming stockholders of the combined company.

•	Thorough Review of a Potential Business Combination. The Rite Aid board of directors’ belief that it engaged in a thorough review of a potential business combination and whether to enter into the merger agreement, including that:

•	the Rite Aid board of directors reviewed potential strategic alternatives available to Rite Aid and considered operating as a stand-alone company;

•	during the pendency of the merger agreement with WBA, following the announcement of the termination of the merger agreement with WBA and during the pendency of the asset purchase agreement with WBA, there was limited interest in Rite Aid from potential strategic partners and acquirors, that discussions Rite Aid had with potential counterparties did not seem more favorable than a transaction with ACI and that Rite Aid did not receive any proposal from any party other than ACI that was prepared to pursue a business combination on attractive terms with Rite Aid;

•	at a meeting of the Rite Aid board of directors held on February 16, 2018, Citi indicated that based on, among other things, its knowledge of the industry and market generally and Rite Aid’s discussions with other potential buyers, it believed it was unlikely that another viable buyer would make a superior offer to acquire Rite Aid at that time; and

•	based on its review and the process conducted, the Rite Aid board of directors’ belief that the merger consideration was the best price reasonably available for Rite Aid’s stockholders under the circumstances, that no other alternative transactions would create greater value for Rite Aid’s stockholders than the transaction with ACI and that operating Rite Aid as a stand-alone company would not create greater value for Rite Aid’s stockholders than the transaction with ACI.

•	Merger Consideration.

•	The fact that Rite Aid stockholders will own approximately 28.0% to 29.6% of the combined company, depending on the results of the cash elections, and as stockholders of ACI will have the opportunity to participate in the future earnings and expected growth of the combined company and any future appreciation in the value of the combined company’s common stock should they decide to retain the shares of ACI common stock received in the merger.

•	The fact that Rite Aid stockholders may elect to receive a portion of the merger consideration in cash, giving Rite Aid stockholders an opportunity to realize value at closing for a portion of their investment in Rite Aid common stock.

•

The fact that the merger and the subsequent merger are intended to be treated as a single integrated transaction that is expected to qualify as a “reorganization” for applicable U.S. federal income tax purposes and that the Rite Aid stockholders’ receipt ACI stock in the merger is not expected to be taxable to them for applicable U.S. federal income tax purposes.

•	Opinion of Rite Aid’s Financial Advisor. The opinion, dated February 17, 2018, of Citi to the Rite Aid board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of (i) the base exchange ratio plus the additional cash consideration or (ii) the stock election exchange ratio, as applicable, provided for in the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in the section entitled “The Merger—Opinion of Rite Aid’s Financial Advisor” beginning on page [—] of this proxy statement/prospectus.

•	Likelihood of Consummation. Rite Aid management’s and the Rite Aid board of directors’ belief that the mergers and related transactions with ACI have a reasonable chance of being completed successfully taking into account, among other things, their knowledge of ACI’s financial condition and ability to fund any cash consideration, all amounts payable in connection with any change of control offers required to be made and all other payments required in connection with the transaction, including associated fees and expenses, and the level of commitment by ACI to obtain applicable consents and approvals under antitrust and similar laws and to assume the risks related to certain conditions and requirements that may be imposed by regulators in connection with securing such approvals up to a specified threshold.

•	Arms-length Negotiations. Rite Aid’s view that the merger agreement was the product of arm’s-length negotiations, including negotiations of financial terms by an independent committee of non-management members of the Rite Aid board of directors, and that the merger agreement contained terms and conditions that were, in the Rite Aid board of directors’ view, favorable to Rite Aid and its stockholders.

•	Best Alternative for Maximizing Stockholder Value. The belief of the Rite Aid board of directors that at the time of its approval of the mergers, the merger consideration provided the best value reasonably available to Rite Aid stockholders, taking into consideration, among other factors, the limited interest in Rite Aid expressed by, and discussions with, other potential parties and the views of Rite Aid’s management and financial advisor that it was unlikely that another buyer would pay in excess of the merger consideration, and the fact that if there was such a buyer that presented a superior proposal prior to the stockholder vote to approve the mergers, Rite Aid would have certain rights in accordance with the terms of the merger agreement, as further described below.

•	Independent Consideration. The fact that the merger agreement was unanimously approved by the Rite Aid board of directors, which is comprised of a majority of independent directors who are not affiliated with ACI and are not employees of Rite Aid or any of its subsidiaries, and which received advice from Rite Aid’s senior management and outside legal and financial advisors in evaluating and negotiating the terms of the mergers.

Terms of the Merger Agreement.    The Rite Aid board of directors also specifically considered the terms of the merger agreement, in addition to the terms relating to the merger consideration, including the following:

•	The Rite Aid board of directors’ view that the terms of the merger agreement, including Rite Aid’s obligation to pay a termination fee of $65 million, if the merger agreement is terminated under certain circumstances, as well as the right of ACI to match any competing acquisition proposal that the Rite Aid board of directors determines in good faith constitutes a superior proposal, are reasonable and would not deter interested third parties from making a superior proposal;

•	Rite Aid’s ability, under circumstances described in the merger agreement, to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide acquisition proposal if the Rite Aid board of directors, prior to taking any such actions, determines in good faith that such acquisition proposal either constitutes a superior proposal or is reasonably likely to constitute a superior proposal;

•	That if Rite Aid were to receive, prior to the approval of the mergers by the Rite Aid stockholders, an acquisition proposal from a third party that provided superior value to Rite Aid and its stockholders, so long as Rite Aid followed certain procedures, Rite Aid and its board of directors would be able to consider such superior value and the Rite Aid board of directors may change its recommendation that Rite Aid stockholders vote in favor of the merger proposal and/or terminate the merger agreement to enter into an alternative acquisition agreement providing for a superior proposal, provided that Rite Aid concurrently pays a $65 million termination fee to ACI;

•	The ability of the Rite Aid board of directors, subject to certain conditions, to change its recommendation supporting the mergers in response to any event, development, circumstance, change, effect, condition or occurrence (other than an acquisition proposal) that was not known by the Rite Aid board of directors, or, if known, the consequences of which were not known or reasonably foreseeable, as of the date of merger agreement, if the Rite Aid board of directors determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•	The $65 million termination fee payable by ACI to Rite Aid if the transaction is terminated because the “end date” is reached and all conditions to the closing of the merger other than antitrust approval are satisfied, or if there is a legal restraint from an antitrust authority prohibiting the transaction’s consummation (unless ACI confirms in writing that ACI is willing to agree to the sale, divestiture or disposition of assets of Rite Aid in excess of the threshold set forth in the merger agreement in order to obtain any required antitrust consents and Rite Aid determines not to agree to such a sale, divestiture or disposition);

•	The lack of a financing contingency to ACI’s obligation to complete the merger;

•	The fact that Cerberus has entered into a standstill agreement that will limit its ability to acquire additional ACI common stock or to take certain other actions so long as Cerberus is represented on ACI’s board of directors;

•	The fact that ACI is obligated to cause each ACI Holder to enter into a lock-up agreement at or prior to closing restricting transfers of such holder’s shares of ACI common stock held at the time of the closing of the merger, subject to certain exceptions; beginning six months after the closing of the merger, ACI Holders will be permitted to sell up to one-third (which amount may be increased in certain circumstances) of the initial number of such restricted shares in a registered offering pursuant to the registration rights agreement, and beginning 12 months after the closing of the merger, ACI Holders will be permitted to sell up to two-thirds (which amount may be increased in certain circumstances) of the initial number of such restricted shares, minus the amounts sold in months 6-12, in a registered offering pursuant to the registration rights agreement; beginning 18 months after the closing of the merger, the restrictions of the lock-up will expire except that ACI Holders that beneficially own at least 5% of the outstanding shares of ACI common stock must continue to sell shares in registered offerings pursuant to the registration rights agreement;

•	The fact that ACI is obligated to cause Cerberus and the other ACI Institutional Investors (excluding Colony NorthStar, Inc.) to enter into an agreement at or prior to closing restricting their ability to coordinate the exercise of voting rights or to form a “group” within the meaning of Section 13(d)(3) of the Exchange Act with one another or Colony NorthStar, Inc.; and

•	Rite Aid’s ability to specifically enforce ACI’s obligations under the merger agreement, including ACI’s obligations to consummate the merger, and Rite Aid’s ability to seek damages upon any breach by ACI of the merger agreement.

The Rite Aid board of directors weighed the foregoing against a number of potentially negative factors, including:

•	Possible Failure to Achieve Benefits of the Merger

•	Challenging trends for retail grocery and retail pharmacy with pressure on prescription margins and the potential threat of competitors in the grocery and pharmacy industries.

•	The risk that the significant synergies and other benefits expected to result from the transaction may not be fully realized, or will be realized at greater cost than planned.

•	The challenges inherent in combining the businesses, operations and workforces of Rite Aid and ACI, including the potential for unforeseen difficulties in integrating operations and systems and the possible distraction of management attention for an extended period.

•	The fact that ACI common stock is not currently publicly traded and the belief that it is difficult to assess how the combined company’s stock will trade, including the difficulty in assessing how ACI’s financial results will impact the trading price of the combined company’s stock.

•	Regulatory Risk. The risk that regulatory, governmental and competition authorities might seek to impose conditions on or otherwise prevent or delay the merger, or impose restrictions or requirements on the operation of the business of the combined company after the completion of the merger.

•	Regulatory Approvals. The risk that the completion of the merger would require expiration or termination of the applicable waiting periods under the HSR Act and the amount of time that might be required to obtain such expiration or termination, including that it may not be obtained at all, and the risk that the FTC, the Ohio Department of Insurance or other regulatory agencies may not approve the merger.

•	Costs and Expenses Associated with the Merger. The significant costs involved in connection with entering into and completing the mergers and the substantial time and effort of management required to complete the mergers, which may divert management’s attention from other business matters during the pendency of the mergers or otherwise disrupt Rite Aid’s business operations, and the challenge in absorbing the effect of any failure to complete the mergers, including stockholder and market reactions.

•	Ownership of Combined Company. Current ACI stockholders will own more than 50% of the combined company, and Cerberus will be the largest stockholder of the combined company.

•	Pendency of Consummation.

•	Rite Aid stockholders could be asked to vote on approval of the merger agreement well in advance of the completion of the transaction, depending on when the transaction actually closes.

•	While Rite Aid expects the merger to be consummated if the proposal to adopt the merger agreement is approved by Rite Aid’s stockholders, there can be no assurance that all conditions to the parties’ obligations to consummate the merger will be satisfied.

•	The merger could be delayed or not completed.

•	The pendency of the merger could adversely affect Rite Aid’s relationships with its customers, regulators, employees, suppliers and agents or Rite Aid’s other commercial relationships.

•	ACI’s financial profile could change between the date of the merger agreement and the completion of the merger, which could impact the value of the combined company’s common stock that Rite Aid stockholders will receive as merger consideration.

•	Interim Operating Covenants. The restrictions on Rite Aid’s conduct of business prior to completion of the merger under the standard covenants in the merger agreement, which could prevent Rite Aid from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the merger.

•	Non-solicitation Provision. The fact that, pursuant to the merger agreement and subject to certain conditions, Rite Aid is prohibited from soliciting other acquisition proposals.

•	Termination Fee. The fact that, upon termination of the merger agreement under certain circumstances, including the failure of the Rite Aid stockholders to approve the merger under certain circumstances, Rite Aid will be required to pay to ACI a termination fee of $65 million in cash.

•	Expense Reimbursement. The fact that, if the merger agreement is terminated in certain limited circumstances, Rite Aid could be required to reimburse ACI for up to $10 million of ACI’s documented out-of-pocket expenses (which would be credited against the termination fee if paid).

•	Participation in Future Gains of the Stand-alone Company. The fact that Rite Aid’s stockholders would forego the opportunity to realize the potential long-term value of a successful execution of Rite Aid’s current strategy as an independent stand-alone company.

•	Divestitures. The fact that ACI is not required to accept divestiture and other remedies imposed by governmental authorities other than the sale, divestiture or disposition of any assets of Rite Aid that do not exceed $45 million in retail four-wall EBITDA if necessary or advisable in order to obtain any required antitrust consents.

•	Interests of Rite Aid Directors and Officers. The fact that directors and officers of Rite Aid may have interests different from and in addition to Rite Aid stockholders.

The Rite Aid board of directors believed that, overall, the potential benefits of the mergers to Rite Aid’s stockholders outweighed the risks and uncertainties of the mergers.

The foregoing discussion of factors considered by the Rite Aid board of directors is not intended to be exhaustive, but the Rite Aid board of directors believes that it includes the material factors considered by the Rite Aid board of directors. These factors are not listed in any particular order of priority. In light of the variety of factors considered in connection with its evaluation of the mergers, the Rite Aid board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Rite Aid board of directors present applied his or her own personal business judgment to the process and may have given different weight to different factors. The Rite Aid board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Rite Aid board of directors based its recommendation on the totality of the information presented.

Opinion of Rite Aid’s Financial Advisor

Rite Aid has engaged Citi as its financial advisor in connection with the mergers. In connection with this engagement, Rite Aid requested that Citi evaluate the fairness, from a financial point of view, of (i) the base exchange ratio plus the additional cash consideration or (ii) the stock election exchange ratio, as applicable, provided for in the merger agreement. On February 17, 2018, at a meeting of the Rite Aid board of directors held to evaluate the mergers, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated February 17, 2018, to the Rite Aid board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken described in such opinion, (i) the base exchange ratio plus the additional cash consideration or (ii) the stock election exchange ratio, as applicable, provided for in the merger agreement was fair, from a financial point of view, to holders of Rite Aid common stock (other than, to the extent applicable, ACI, Merger Sub I, Merger Sub II and their respective affiliates).

The full text of Citi’s written opinion, dated February 17, 2018, to the Rite Aid board of directors, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Rite Aid board of directors (in its capacity as such) in connection with its evaluation of (i) the base exchange ratio plus the additional cash consideration or (ii) the stock election exchange ratio, as applicable, from a financial point of view and did not address any other terms, aspects or implications of the mergers. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Rite Aid to effect or enter into the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Rite Aid or the effect of any other transaction which Rite Aid might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to any election made by such securityholder or how such securityholder should vote or act on any matters relating to the proposed mergers or otherwise.

In arriving at its opinion, Citi:

•	reviewed a draft, dated February 15, 2018, of the merger agreement;

•	held discussions with certain senior officers, directors and other representatives of Rite Aid and certain senior officers and other representatives of ACI concerning the businesses, operations and prospects of Rite Aid and ACI;

•	reviewed certain publicly available and other business and financial information, including certain financial forecasts and other information and data relating to Rite Aid provided to or discussed with Citi by the management of Rite Aid and certain financial forecasts and other information and data relating to ACI provided to or discussed with Citi by the management of ACI and as extrapolated by the management of Rite Aid;

•	reviewed certain information and data relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) expected by the managements of Rite Aid and ACI to result from the mergers;

•	reviewed the financial terms of the mergers as set forth in the merger agreement in relation to, among other things, the financial condition and certain historical and projected financial and operating data of Rite Aid and ACI, and the capitalization of Rite Aid and ACI;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of Rite Aid and ACI;

•	reviewed, for informational reference, certain sensitivities to the financial forecasts and other information and data relating to Rite Aid and ACI referred to above, which sensitivities reflected higher and lower potential future financial performance for Rite Aid and lower potential future financial performance for ACI, as provided to or discussed with Citi by the management of Rite Aid (which sensitivities we collectively refer to in this section as the Rite Aid/ACI sensitivities);

•	reviewed, for informational reference, certain potential pro forma financial effects of the mergers relative to Rite Aid on a stand-alone basis utilizing the financial forecasts and other information and data (other than the Rite Aid/ACI sensitivities) referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of Rite Aid and ACI that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. As Rite Aid was aware, based on the assessments of the management of Rite Aid and at Rite Aid’s direction, Citi utilized and relied upon, for purposes of Citi’s opinion, the financial forecasts and other information and data relating to ACI referred to above without giving effect to the Rite Aid/ACI sensitivities. With respect to the financial forecasts and other information and data relating to Rite Aid and ACI (including, without limitation, extrapolations therefrom and as to tax attributes of Rite Aid and ACI) that Citi was directed to utilize and rely upon for purposes of its opinion, Citi was advised by the managements of Rite Aid and ACI, as the case may be, and Citi assumed, with Rite Aid’s consent, that such financial forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Rite Aid and ACI as to, and were a reasonable basis upon which to evaluate, the future financial performance of Rite Aid and ACI, the pro forma financial effects of the mergers and the other matters covered thereby. Citi expressed no opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data were based) provided to or otherwise reviewed by or discussed with Citi.

Citi relied, at Rite Aid’s direction, upon the assessments of the managements of Rite Aid and ACI, as the case may be, as to, among other things, (i) matters relating to the pending sale by Rite Aid to WBA of certain assets of Rite Aid, which we refer to as the Rite Aid-WBA Transaction, including the timing and likelihood of all closings and Rite Aid’s receipt of the full amount of the net proceeds contemplated, and matters relating to certain prior sale and acquisition transactions of ACI, including, as applicable, the assets, liabilities and financial and other terms involved, the timing and likelihood of closing and ACI’s ability to realize the full amount of expected synergies, (ii) the potential impact on Rite Aid and ACI of certain market, competitive, cyclical, seasonal and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the traditional food retail, pharmacy retail, pharmacy services and mass retail industries, including with respect to the pricing and availability of food products and other commodities, which are subject to significant volatility and, if different than as assumed by the managements of Rite Aid and ACI, could have a meaningful impact on Citi’s analyses and opinion, (iii) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers, vendors, third-party payors, partners and other commercial relationships of Rite Aid and ACI, (iv) matters relating to ACI’s pension and benefit plans, including with respect to related liabilities and expenses, the expected return on plan assets and the required amounts and timing for funding of such pension and benefit plans, (v) matters relating to certain internal corporate restructurings to be undertaken by, and the capitalization of, ACI, and certain equity award and other securities issuances of Rite Aid and ACI contemplated to be effected prior to consummation of the mergers, and (vi) certain corporate governance matters (including stockholder agreements, obligations or other arrangements) relating to the pro forma combined company and the ability to integrate the operations of Rite Aid and ACI. Citi assumed, with Rite Aid’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on Rite Aid, ACI or the mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Rite Aid, ACI or any other entity and Citi did not make any physical inspection of the properties or assets of Rite Aid, ACI or any other entity. Citi did not evaluate the solvency or fair value of Rite Aid, ACI or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to the potential impact on Rite Aid, ACI or any other entity of any pending or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions or investigations. Citi assumed, with Rite Aid’s consent, that the mergers would be consummated in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, releases, waivers and agreements for the mergers, no delay, limitation, restriction, condition or other action, including any divestiture requirements, amendments or modifications, would be imposed or exist that would have an adverse effect on Rite Aid, ACI or the mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with Rite Aid’s consent, that the mergers, taken together, would qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Citi did not express any view or opinion as to the actual value of ACI common stock or other securities when issued in connection with the merger or the prices at which ACI common stock, Rite Aid common stock or any other securities would trade or otherwise be transferable at any time, including following the announcement or consummation of the mergers. Representatives of Rite Aid advised Citi, and Citi further assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the mergers or otherwise, or changes in, or the impact of, health care or tax laws, regulations and governmental and legislative policies on Rite Aid, ACI or the mergers (including the contemplated benefits thereof), and Citi relied, with Rite Aid’s consent, upon the assessments of representatives of Rite Aid as to such matters.

Citi’s opinion related to the relative values of Rite Aid and ACI. Citi evaluated the base exchange ratio and additional cash consideration, at Rite Aid’s direction, assuming all holders of shares of Rite Aid common stock made a cash election in respect of all such shares and that such base exchange ratio and additional cash consideration collectively were reflective, in the event solely of a cash election, of the fully diluted pro forma equity ownership in the combined company upon consummation of the merger of former holders of Rite Aid common stock. Citi evaluated the stock election exchange ratio, at Rite Aid’s direction, assuming all holders of shares of Rite Aid common stock made a stock election in respect of all such shares and that the stock election exchange ratio was reflective, in the event solely of a stock election, of the fully diluted pro forma equity ownership in the combined company upon consummation of the merger of former holders of Rite Aid common stock.

Citi’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the (i) base exchange ratio plus the additional cash consideration or (ii) stock election exchange ratio, as the case may be, to the extent expressly specified in the opinion, without taking into account any premium or discount for control, voting, liquidity or otherwise and without regard to individual circumstances of specific holders with respect to any rights or aspects which may distinguish such holders or the securities of Rite Aid or ACI held by such holders. Citi’s opinion did not in any way address any other consideration to be received in connection with the mergers or proportionate allocation or relative fairness. Citi’s opinion did not address any other terms, aspects or implications of the mergers, including, without limitation, the form or structure of the mergers or any registration rights, lock-up or standstill agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the mergers or otherwise. In connection with its engagement, Citi was not requested to, and Citi did not, undertake a third-party solicitation process on behalf of Rite Aid with respect to the acquisition of all or a part of Rite Aid. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Rite Aid to effect or enter into the mergers, the relative merits of the mergers as compared to any alternative business strategies that might exist for Rite Aid or the effect of any other transaction which Rite Aid might engage in or consider. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the mergers, or any class of such persons, relative to the base exchange ratio and additional cash consideration or stock election exchange ratio, as the case may be, or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of Citi’s opinion. Although subsequent developments may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Rite Aid board of directors was aware, the credit, financial and stock markets, and the industries in which Rite Aid and ACI operate, have experienced and continue to experience volatility and Citi expressed no view or opinion as to any potential effects of such volatility on Rite Aid, ACI or the mergers (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that such analyses and factors must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Rite Aid and ACI. No company or business reviewed is identical or directly comparable to Rite Aid, ACI or their respective businesses and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or businesses reviewed or the results from any particular analysis.

The estimates contained in Citi’s analyses and the implied reference ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the mergers. The type and amount of consideration payable in the mergers were determined through negotiations between Rite Aid and ACI and the decision to enter into the merger agreement was solely that of the Rite Aid board of directors. Citi’s opinion was only one of many factors considered by the Rite Aid board of directors in its evaluation of the mergers, and should not be viewed as determinative of the views of the Rite Aid board of directors or Rite Aid management with respect to the mergers or the consideration payable or exchange ratios provided for in the mergers.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses prepared and reviewed with the Rite Aid board of directors in connection with Citi’s opinion, dated February 17, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may differ from those described and such differences may be material. For purposes of the financial analyses described below, (i) the term “adjusted EBITDA” generally means earnings before interest, taxes, depreciation and amortization, excluding non-cash and one-time non-recurring items, as applicable, and with respect to Rite Aid, the term “adjusted EBITDA” means net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, inventory write-downs related to store closings, debt retirements, the merger termination fee paid to Rite Aid by WBA pursuant to the WBA asset purchase agreement, and other items (including stock-based compensation expense, merger and acquisition-related costs, severance and costs related to distribution center closures, gain or loss on sale of assets, and revenue deferrals related to Rite Aid’s customer loyalty program) and including corporate administration expense net of applicable transition services agreement fees related to the Rite Aid-WBA Transaction, and (ii) references to “Rite Aid forecasts” mean financial forecasts and other information and data relating to Rite Aid provided to or discussed with Citi by the management of Rite Aid, and references to “ACI forecasts” mean financial forecasts and other information and data relating to ACI provided to or discussed with Citi by the management of ACI and as extrapolated by Rite Aid management. In calculating implied exchange ratio reference ranges as reflected in the financial analyses described below, Citi (a) divided the low-ends of the approximate implied per share equity value reference ranges derived for Rite Aid from such analyses by the low-ends of the approximate implied per share equity value reference ranges derived for ACI from such analyses in order to calculate the low-ends of such implied exchange ratio reference ranges and (b) divided the high-ends of the approximate implied per share equity value reference ranges derived for Rite Aid from such analyses by the high-ends of the approximate implied per share equity value reference ranges derived for ACI from such analyses in order to calculate the high-ends of such implied exchange ratio reference ranges.

Selected Public Companies Analyses.    Citi performed separate selected public companies analyses of Rite Aid and ACI in which Citi reviewed certain publicly available financial and other information relating to ACI and certain publicly available financial and stock market information relating to Rite Aid and the selected publicly traded companies listed below.

Rite Aid.    Citi reviewed publicly available financial and stock market information relating to Rite Aid and the following six selected publicly traded companies that Citi considered relevant, consisting of two pharmacy retail companies, which we refer to as the selected pharmacy retail companies, and four traditional grocery companies, which we refer to as the selected traditional grocery companies and, together with the selected pharmacy retail companies, which we collectively refer to as the Rite Aid selected companies:

Selected Pharmacy Retail Companies	Selected Traditional Grocery Companies
• CVS Health Corporation	• Ingles Markets, Incorporated
• Walgreens Boots Alliance, Inc.	• Koninklijke Ahold Delhaize N.V.
• The Kroger Co.
• Supervalu Inc.

Citi reviewed, among other information, enterprise values, calculated as fully-diluted equity values based on closing stock prices on February 15, 2018 plus total debt, preferred stock and minority interests (as applicable) and less cash and cash equivalents and investments in unconsolidated affiliates (as applicable), as a multiple of fiscal year 2019 (ending in February 2019) estimated adjusted EBITDA. Financial data of the Rite Aid selected companies were based on publicly available Wall Street research analysts’ estimates and public filings. Financial data of Rite Aid was based on the Rite Aid forecasts.

The overall low to high fiscal year 2019 estimated adjusted EBITDA multiples observed for the Rite Aid selected companies were 5.1x to 8.5x, with overall low to high fiscal year 2019 estimated adjusted EBITDA multiples observed for the selected pharmacy retail companies and the selected traditional grocery companies of 7.6x to 8.5x (with a mean and a median of 8.0x) and 5.1x to 7.0x (with a mean and a median of 6.2x), respectively. Citi then applied a selected range of fiscal year 2019 estimated adjusted EBITDA multiples derived from the Rite Aid selected companies of 6.2x to 8.0x to corresponding data of Rite Aid. This analysis indicated an approximate implied per share equity value reference range for Rite Aid of $0.87 to $1.92.

ACI.    Citi reviewed publicly available financial and other information relating to ACI and publicly available financial and stock market information relating to the following six selected publicly traded companies that Citi considered relevant, consisting of four traditional grocery companies, which we refer to as the selected traditional grocery companies, and two mass retailer companies, which we refer to as the selected mass retailer companies and, together with the selected traditional grocery selected companies, which we collectively refer to as the ACI selected companies:

Selected Traditional Grocery Companies	Selected Mass Retailer Companies
• Ingles Markets, Incorporated	• Target Corporation
• Koninklijke Ahold Delhaize N.V.	• Wal-Mart Stores, Inc.
• The Kroger Co.
• Supervalu Inc.

Citi reviewed, among other information, enterprise values, calculated as fully-diluted equity values based on closing stock prices on February 15, 2018 plus total debt, preferred stock and minority interests (as applicable) and less cash and cash equivalents and investments in unconsolidated affiliates (as applicable), as a multiple of fiscal year 2019 (ending in February 2019) estimated adjusted EBITDA. Financial data of the ACI selected companies were based on publicly available Wall Street research analysts’ estimates and public filings. Financial data of ACI was based on the ACI forecasts.

The overall low to high fiscal year 2019 estimated adjusted EBITDA multiples observed for the ACI selected companies were 5.1x to 10.3x, with overall low to high fiscal year 2019 estimated adjusted EBITDA multiples observed for the selected traditional grocery companies and the selected mass retailer companies of 5.1x to 7.0x (with a mean and a median of 6.2x) and 7.8x to 10.3x (with a mean and a median of 9.1x), respectively. Citi then applied a selected range of fiscal year 2019 estimated adjusted EBITDA multiples derived from the ACI selected companies of 6.0x to 6.5x to corresponding data of ACI. This analysis indicated an approximate implied per share equity value reference range for ACI of $18.57 to $23.34.

Utilizing the approximate implied per share equity value reference ranges derived for Rite Aid and ACI as described above, Citi calculated the following approximate implied exchange ratio reference range, as compared to the base exchange ratio (the applicable exchange ratio in an all-cash election scenario) and the stock election exchange ratio:

Implied Exchange Ratio Reference Range	Base Exchange Ratio	Stock Election Exchange Ratio
0.0471x – 0.0823x	0.1000x	0.1079x

Discounted Cash Flow Analyses.    Citi performed separate discounted cash flow analyses of Rite Aid and ACI by calculating the estimated present value (as of February 28, 2018) of the stand-alone unlevered, after-tax free cash flows that Rite Aid and ACI each were forecasted to generate during the fiscal years ending February 28, 2019 through February 28, 2023 based on the Rite Aid forecasts and the ACI forecasts, respectively (inclusive of tax attributes of Rite Aid and ACI each on a stand-alone basis).

Rite Aid.    In connection with its discounted cash flow analysis of Rite Aid, Citi calculated implied terminal values for Rite Aid by applying to the fiscal year 2023 estimated adjusted EBITDA of Rite Aid a selected range of latest 12 months adjusted EBITDA multiples of 6.3x to 8.3x. The present values (as of February 28, 2018) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 9.7%. This analysis indicated an approximate implied per share equity value reference range for Rite Aid of $1.83 to $2.96.

ACI.    In connection with its discounted cash flow analysis of ACI, Citi calculated implied terminal values for ACI by applying to the fiscal year 2023 estimated adjusted EBITDA of ACI a selected range of latest 12 months adjusted EBITDA multiples of 6.0x to 6.5x. The present values (as of February 28, 2018) of the cash flows and terminal values were then calculated using a selected range of discount rates of 6.8% to 7.5%. This analysis indicated an approximate implied per share equity value reference range for ACI of $29.83 to $35.97.

Utilizing the approximate implied per share equity value reference ranges derived for Rite Aid and ACI as described above, Citi calculated the following approximate implied exchange ratio reference range, as compared to the base exchange ratio (the applicable exchange ratio in an all-cash election scenario) and the stock election exchange ratio:

Implied Exchange Ratio Reference Range	Base Exchange Ratio	Stock Election Exchange Ratio
0.0614x – 0.0823x	0.1000x	0.1079x

Certain Additional Information

Citi observed certain additional information that was not considered part of Citi’s financial analyses with respect to its opinion but was noted for informational purposes, including the following:

•	a review of the illustrative approximate implied exchange ratios derived from utilizing generally the same methodologies as described above under the headings “—Financial Analyses—Selected Public Companies Analyses—ACI” and “—Financial Analyses—Discounted Cash Flow Analyses—ACI” after taking into account certain sensitivities to the ACI forecasts provided to or discussed with Citi by the management of Rite Aid reflecting lower potential future financial performance for ACI than reflected in the ACI forecasts, which indicated:

•

based on the selected public companies analysis, an approximate implied per share equity value reference range for ACI of $14.07 to $18.49 and, utilizing this approximate implied per share equity value reference range derived for ACI and the approximate implied per share equity value reference range derived for Rite Aid of $0.87 to $1.92 as described above under the heading “—Financial Analyses—Selected Public Companies Analyses—Rite Aid,” an approximate implied exchange ratio reference range of 0.0621x to 0.1039x; and

•	based on the discounted cash flow analysis, an approximate implied per share equity value reference range for ACI of $23.42 to $29.06 and, utilizing this approximate implied per share equity value reference range derived for ACI and the approximate implied per share equity value reference range derived for Rite Aid of $1.83 to $2.96 as described above under the heading “—Financial Analyses—Discounted Cash Flow Analyses—Rite Aid,” an approximate implied exchange ratio reference range of 0.0782x to 0.1018x.

Miscellaneous

Rite Aid has agreed to pay Citi for its services in connection with the proposed mergers an aggregate fee of $25 million, of which a portion was payable upon delivery of Citi’s opinion and $22 million is payable contingent upon consummation of the mergers. In addition, Rite Aid has agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

As the Rite Aid board of directors was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Rite Aid and certain of its affiliates unrelated to the proposed mergers, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as (i) financial advisor to Rite Aid in connection with the Rite Aid-WBA Transaction and certain related transactions, including the previously terminated merger transaction involving Rite Aid and WBA and related divestitures, and (ii) administrative agent and/or co-lead arranger or joint bookrunning manager for, and as a lender under, certain credit facilities of Rite Aid. As the Rite Aid board of directors also was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to ACI, Cerberus and certain of their respective affiliates and/or portfolio companies, as the case may be, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as (i) in the case of ACI, (a) co-financial advisor to an affiliate of ACI in connection with an acquisition transaction (not consummated), (b) joint lead bookrunning manager for ACI’s withdrawn initial public offering and as lead bookrunning manager or initial purchaser for certain debt offerings of ACI and/or certain of its affiliates, and (c) joint lead arranger, joint bookrunning manager, administrative agent and/or co-syndication agent for, and as a lender and/or letter of credit issuer under, certain credit facilities of ACI and/or certain of its affiliates, and (ii) in the case of Cerberus, (a) financial advisor to Cerberus and/or certain of its portfolio companies in connection with valuation matters and certain disposition or acquisition transactions, (b) joint or lead bookrunning manager in connection with certain debt and equity offerings of certain portfolio companies of Cerberus, and (c) arranger or lead arranger in connection with, and as a lender under, certain credit facilities of Cerberus and/or certain of its portfolio companies. From January 1, 2015 through December 31, 2017, Citi and its affiliates received aggregate fees from Rite Aid of approximately $45 million, from ACI and certain of its affiliates of approximately $80 million, and from Cerberus and certain of its affiliates and/or portfolio companies of approximately $50 million for investment banking services. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Rite Aid and its affiliates and/or the securities of certain affiliates and/or portfolio companies of Cerberus for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Rite Aid, ACI, Cerberus and their respective affiliates and/or portfolio companies, as the case may be.

Rite Aid selected Citi as its financial advisor in connection with the proposed mergers based on Citi’s reputation, experience and familiarity with Rite Aid, ACI and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Financial Forecast

As part of its annual strategic planning process and as required by its bank group, Rite Aid management prepares a long-range financial plan containing certain non-public unaudited prospective financial information, which it updates from time to time and which we refer to as the Rite Aid Forecast. Rite Aid management provided the Rite Aid board of directors and Citi with the Rite Aid Forecast in connection with Rite Aid’s evaluation of the merger and provided ACI with certain portions of the Rite Aid Forecast in connection with ACI’s due diligence review in connection with the merger. Additionally, in connection with the discussions regarding the proposed merger, ACI management provided to Rite Aid and Citi certain financial forecasts and other information and data relating to ACI, which Rite Aid management extrapolated for certain fiscal years based on the information provided, which we refer to as the ACI Forecast and, together with the Rite Aid Forecast, we refer to as the Forecasts.

The Forecasts were not prepared with a view to public disclosure and are included in this proxy statement/prospectus only because such information was made available as described above. The Forecasts were not prepared with a view to compliance with GAAP (although projections are prepared on an accounting basis consistent with ACI and Rite Aid’s financial statements, except for inter-segment revenue eliminations), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Deloitte & Touche LLP, which is the independent auditor for each of Rite Aid and ACI, has not examined, reviewed, compiled or otherwise applied procedures to the Rite Aid Forecast and the ACI Forecast, as applicable, and, accordingly, assumes no responsibility for, and expresses no opinion on, the Rite Aid Forecast and ACI Forecast, as applicable. The Rite Aid Forecast and ACI Forecast included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Rite Aid and ACI management, respectively. The Forecasts were prepared solely for internal use of Rite Aid and ACI, as applicable, and are subjective in many respects.

Although a summary of the Forecasts is presented with numerical specificity, the Forecasts each reflect numerous assumptions and estimates as to future events made by Rite Aid and ACI management, as applicable, including with respect to indebtedness and capital expenditure levels for the applicable periods, that Rite Aid and ACI management believed were reasonable at the time the Rite Aid Forecast and the ACI Forecast were prepared taking into account the relevant information available to such company’s management at the time. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results. Important factors that may affect actual results and cause the Rite Aid Forecast and/or the ACI Forecast not to be achieved include, with respect to Rite Aid or ACI, as applicable, general economic conditions, certain accounting assumptions, changes in actual or projected cash flows, timing of business investments, competitive pressures, changes in tax laws and other factors described or referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus.

In addition, the Forecasts do not take into account any circumstances or events occurring after the date that they were prepared, do not take into account any potential cost synergies or revenue opportunities arising out of the merger, and do not give effect to the merger. As a result, there can be no assurance that the Forecasts will or would be realized, and actual results may be materially better or worse than those contained in the Forecasts.

The inclusion of this information should not be regarded as an indication that the Rite Aid board of directors, the ACI board of directors, Rite Aid, ACI or any of their affiliates or their respective directors, officers, employees or advisors or any other recipient of this information considered, or now considers, the Forecasts to be material information of Rite Aid or ACI, as applicable, or predictive of actual future results, nor should the Forecasts be construed as financial guidance, and the Forecasts should not be relied upon as such. The summary of the Forecasts is not included in this proxy statement/prospectus in order to induce any stockholder to vote in favor of the proposal to adopt the merger agreement or any of the other proposals to be voted on at the special meeting or to influence any stockholder to make any investment decision with respect to the merger.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Rite Aid or ACI, as applicable, contained in their respective public filings with the SEC. Rite Aid and ACI management reviewed the Forecasts with their respective boards of directors, which considered the Forecasts in connection with their evaluation and approval of the merger agreement and the merger. The Forecasts were also provided to Citi for its use and reliance in connection with its financial analyses and opinion summarized in the section entitled “—Opinion of Rite Aid’s Financial Advisor” beginning on page [—] of this proxy statement/prospectus, and Citi relied on the accuracy and completeness of the information provided with respect to the Forecasts and the assurances of Rite Aid and ACI management and other representatives that they were not aware of any facts or circumstances that would make such information inaccurate or misleading.

The Forecasts constitute forward-looking statements. For information on factors that may cause ACI’s or Rite Aid’s future results to materially vary, see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus.

Except to the extent required by applicable federal securities laws, Rite Aid and ACI do not intend, and expressly disclaim any responsibility, to update or otherwise revise the Forecasts to reflect circumstances existing after the date when Rite Aid or ACI prepared the Forecasts or to reflect the occurrence of future events or changes in general economic or industry conditions, even in the event that any of the assumptions underlying the Forecasts are shown to be inappropriate.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue reliance on the Forecasts.

Certain of the measures included in the Forecasts are not defined under or calculated in accordance with GAAP. However, as information provided to a financial advisor in connection with its analysis, such financial measures are not deemed to be non-GAAP financial measures under the rules and regulations of the SEC. These measures are useful to investors and management in understanding current profitability levels that may serve as a basis for evaluating future performance and facilitating comparability of results. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and such measures as used by Rite Aid or ACI may not be comparable to similarly titled amounts used by other companies.

Rite Aid Forecast

The following table reflects selected metrics reflected in, or generated from, the Rite Aid Forecast, which do not take into account any circumstances or events occurring after the date that they were prepared, do not take into account any potential cost synergies or revenue opportunities arising out of the merger, and do not give effect to the merger:

	Fiscal Year Ending February 28,
($ in millions)	2019E	2020E	2021E	2022E	2023E
Revenues(1)	21,931	23,407	25,289	27,425	29,807
Adjusted EBITDA(2)	647	702	744	794	872
Unlevered Free Cash Flow(3)	370	409	375	408	498

(1)	Revenues include inter-segment transactions that have not been eliminated.
(2)	For purposes of the Rite Aid Forecast, the term “adjusted EBITDA” is defined as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, inventory write-downs related to store closings, debt retirements, the merger termination fee paid to Rite Aid by WBA pursuant to the original merger agreement with WBA, as amended, and other items (including stock-based compensation expense, merger and acquisition-related costs, severance and costs related to distribution center closures, gain or loss on sale of assets, and revenue deferrals related to Rite Aid’s customer loyalty program) and including corporate administration expense net of applicable transition services agreement fees related to the Rite Aid-WBA Transaction. Adjusted EBITDA is a financial measure that is not defined under or calculated in accordance with GAAP.
(3)	Based on the Rite Aid Forecast provided by Rite Aid management to Citi for purposes of its discounted cash flow analysis calculated by Citi as net operating profit after tax, plus non-cash items, less change in net working capital, less cash flow used in investing activities. Unlevered free cash flow is a financial measure that is not defined under or calculated in accordance with GAAP.

In connection with the preparation of this proxy statement/prospectus, it was determined that Rite Aid management’s operating cash flow calculations had not included an addback of LIFO charges of approximately $30 million annually, resulting in a reduction in Rite Aid’s projected cash flow from operations. The unlevered free cash flow of Rite Aid in the chart below reflects this revision:

	Fiscal Year Ending February 28,
($ in millions)	2019E	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow	401	440	407	440	531

The revised unlevered free cash flow amounts were provided by Rite Aid management to the Rite Aid board of directors, ACI and Citi.

ACI Forecast

The following table reflects selected metrics reflected in, or generated from, the ACI Forecast, which do not take into account any circumstances or events occurring after the date that they were prepared, do not take into account any potential cost synergies or revenue opportunities arising out of the merger, and do not give effect to the merger:

	Fiscal Year Ending February 28,
($ in millions)	2019E	2020E	2021E	2022E	2023E
Revenues	60,884	63,458	63,631	64,904	66,202
Adjusted EBITDA(1)	2,700	2,933	3,018	3,126	3,237
Unlevered Free Cash Flow(2)	1,250	1,398	1,461	1,447	1,510

(1)	For purposes of the ACI Forecast, the term “adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, excluding non-cash and one-time non-recurring items, as applicable.

(2)	Based on the ACI Forecast provided by ACI management as extrapolated by Rite Aid management and provided to Citi for purposes of its discounted cash flow analysis as net operating profit after tax, plus non-cash items, less change in net working capital, less cash flow used in investing activities. Unlevered free cash flow is a financial measure that is not defined under or calculated in accordance with GAAP.

In this proxy statement/prospectus, reference is made to adjusted EBITDA and unlevered free cash flow, which are financial measures that are not defined under or calculated in accordance with GAAP. Rite Aid and ACI use these measures in assessing their performance in addition to net income and cash flow from operations, the most directly comparable GAAP financial measures to adjusted EBITDA and unlevered free cash flow, respectively. Rite Aid and ACI believe adjusted EBITDA and unlevered free cash flow serve as appropriate measures in evaluating the performance of their respective businesses and help their respective investors better compare Rite Aid’s and ACI’s operating performance with their competitors. Adjusted EBITDA and unlevered free cash flow should not be considered in isolation from, and are not intended to represent alternative measures of, operating results or of cash flow from operations, as determined in accordance with GAAP. Rite Aid’s and ACI’s definitions of adjusted EBITDA and unlevered free cash flow may not be comparable to similarly titled measurements reported by other companies and are not identical to similar terms in Rite Aid’s and ACI’s debt facilities or the merger agreement.

ACI’s Reasons for the Merger

At its meeting held on February 16, 2018, after due consideration and consultation with ACI’s management and legal and financial advisors, the ACI board of directors approved ACI’s entry into the merger agreement and the transactions contemplated by the merger agreement, including the mergers and the payment of the merger consideration to Rite Aid stockholders. In doing so, the ACI board of directors considered the business, assets and liabilities, results of operations, financial performance, strategy and prospects of each of ACI and Rite Aid and determined that the merger was in the best interests of ACI and its stockholders. In making its determination, the ACI board of directors considered a number of factors, including the following:

•	The combination of ACI and Rite Aid would create a differentiated leader in the food, health and wellness industries, with approximately 4,900 stores and 4,345 pharmacies in a complementary store and distribution network, with more than 40 million customers per week and 323 million prescriptions filled per year, and leading positions in most West Coast geographies;

•	The increasing importance of scale in the food and drug retail industries as the industries undergo consolidation and rapid change;

•	ACI’s management’s belief, based on ACI’s diligence on Rite Aid’s business, that Rite Aid’s financial performance, which ACI believes was adversely affected by the prolonged merger and asset sale process with WBA, is beginning to show signs of recovery;

•	Pharmacy customers are ACI’s highest spending customers, on average spending more than 2.5x per week on groceries at ACI stores than pure grocery customers. The rebranding of a majority of ACI’s in-store pharmacies to Rite Aid’s nationally recognized brand provides the opportunity to increase customer traffic and script counts at ACI’s stores, while providing the combined company’s customers with enhanced options and convenience through a significantly expanded network of stores;

•	The merger is expected to result in cost-out savings of approximately $375 million per year by February 26, 2022, consisting of approximately:

•	24% from reduction in costs from reduced cost of goods on branded products, increased vendor funding, and the elimination of certain duplicative third-party merchandising fees;

•	24% related to increased penetration of higher margin private label products and reduction of combined cost of goods, through leveraging ACI’s fresh, natural and organics category expertise and Rite Aid’s health and beauty aids, and general merchandise category expertise;

•	20% from reduction in costs related to combined pharmacy purchasing, formulary optimization and expansion of central fill capabilities;

•	15% from reduction in costs related to other services including print advertising, agency and production, lowered insurance premiums, credit card swipe fees and goods not for resale;

•	10% from reduction in costs related to consolidated back office corporate administrative functions and the combination of regional pharmacy operations; and

•	7% from reduction in costs related to supply chain and manufacturing efficiencies, including the self-manufacture of milk and bread for Rite Aid stores utilizing ACI’s plants.

•	The combination of ACI and Rite Aid is anticipated to provide annual revenue opportunities of up to $3.6 billion by February 26, 2022, including through:

•	the creation of preferred or limited “narrow network” partnerships on the U.S. West Coast and the Northeast as a result of offering payors and PBMs, including Rite Aid’s PBM, additional convenient locations and reduced drug costs for the customers, which is expected to result in the addition of new pharmacy customers, greater script count and improved food and drug revenue;

•	increased brand awareness through use of Rite Aid branded pharmacies in the majority of existing ACI stores and the planned combination of ACI and Rite Aid loyalty programs, with resulting estimated increases in store traffic and basket size;

•	increased script volume as a result of the addition of RediClinics using pre-built clinic spaces in ACI stores and an increased branding focus on health and wellness;

•	the leveraging of ACI’s expertise in grocery (including fresh, organic and prepared foods) to grow Rite Aid’s front end sales and Rite Aid’s over-the-counter medications and personal care, vitamin supplements and health and beauty care product selection to grow ACI’s grocery revenues, including through offering ACI’s O Organics and Signature own brand products and Rite Aid’s “Rite Aid” and Daylogic own brand products;

•	the expansion of ACI e-commerce investments and third-party delivery partnerships to Rite Aid stores, the expansion of prescription delivery to drive additional customers, the introduction of “Drive Up and Go” pick up services in Rite Aid stores and the introduction of dietary-specific Plated meal kits tailored to customers’ and health providers’ needs;

•	The past experience and track record of ACI in successfully integrating acquisitions, including Safeway, and that the types of cost synergies expected to be achieved in the merger are substantially the same as those already achieved in the Safeway acquisition;

•	The familiarity of the senior management of the two companies with each other, including that Robert Miller, the Chairman and Chief Executive Officer of ACI, had previously served as Chairman and Chief Executive Officer of Rite Aid, including during a period in which John Standley was also an executive at Rite Aid. The board also considered that John Standley, the Chief Executive Officer of Rite Aid, has substantial experience in the grocery business, including having served as Chief Executive Officer of Pathmark;

•	The ability of the combined company to generate strong operating cash flow, supplemented by ACI’s $11.2 billion portfolio of owned properties, enabling the combined company to invest in its business while reducing debt over the 36 months following the merger; and

•	The benefits to ACI and its stockholders of ACI becoming a publicly traded company, including greater access to the equity capital markets, having a traded equity security as potential consideration to be offered for acquisitions, and potential liquidity for the existing ACI stockholders over time.

The ACI board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	Challenging trends for retail grocery and retail pharmacy with pressure on prescription margins and the potential threat of competitors in the grocery and pharmacy industries;

•	The difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforces of ACI and Rite Aid, including the potential for unforeseen difficulties in integrating operations and systems and possible distraction of management attention for an extended period of time;

•	The risk that expected cost savings and revenue opportunities will not be realized, or will be realized at lower levels or at greater cost than planned;

•	The risk that Rite Aid’s financial performance, which ACI believes was adversely affected by the prolonged merger and asset sale process with WBA, does not recover to the extent expected;

•	The risk that all of the conditions to the obligations of the parties to consummate the merger might not be satisfied or that the merger might not otherwise be completed, or that completion may be unduly delayed, including the effect of the pendency of the merger on, or the effect of failure to complete the merger on, ACI’s operating results, key personnel, suppliers and customers;

•	The risk that ACI may be required to pay a termination fee of $65 million in the event that antitrust clearance of the merger is not obtained;

•	The fact that Cerberus and the ACI Institutional Investors will cease to have control over ACI and its board of directors, including that each of Cerberus and the ACI Institutional Investors has agreed not to act in concert with each other and that Cerberus has agreed to a standstill agreement with ACI and Rite Aid;

•	The fact that representation of Cerberus and the ACI Institutional Investors on the ACI board of directors will be limited to two directors designated by Cerberus and that the ACI Institutional Investors will not have representation on the ACI board of directors despite ownership of substantial amounts of ACI common stock; and

•	The fact that each of the pre-merger ACI stockholders is required to deliver a lock-up agreement pursuant to which they will be restricted from selling their shares of ACI common stock for six months following the merger, and will thereafter be limited in the amount of shares they can sell for a period of 18 months following the merger.

The foregoing discussion of the information and factors is not intended to be exhaustive, but is meant to include the material factors that the ACI board of directors considered. The ACI board of directors collectively reached the conclusion to approve the merger agreement, the merger and other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the ACI board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the ACI board of directors considered in connection with its evaluation of the merger, the ACI board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors as a whole and concluded, based on the totality of the information presented to them and the investigation conducted by it, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to adopt the merger agreement and declare it to be in the best interests of the stockholders of ACI. In considering the factors discussed above, individual directors may have given different weights to different factors.

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus.

Approval of the New ACI Certificate of Incorporation and Issuance of ACI Common Stock

Concurrently with entering into the merger agreement, ACI obtained all approvals and consents of its holders of capital stock necessary to effect the merger and the other transactions contemplated by the merger agreement, including approval of the issuance of ACI common stock as merger consideration to the Rite Aid stockholders and the amendment of the ACI certificate of incorporation to be in the form of the new ACI certificate of incorporation. No further approvals by the holders of ACI common stock are required to consummate the merger or the other transactions contemplated by the merger agreement.

Governance of ACI Following the Merger

Headquarters

ACI and Rite Aid have agreed that ACI will have co-corporate headquarters, one in Boise, Idaho and the other in the Harrisburg, Pennsylvania metropolitan area.

Board of Directors

Upon the closing of the merger, the board of directors of the combined company will be comprised of nine (9) members. As of the date of this proxy statement/prospectus, Rite Aid and ACI have identified all nine (9) members of the combined company’s board of directors:

•	ACI has identified its four (4) designees: Robert G. Miller, who was selected to be Chairman, Lenard B. Tessler, who was selected to be Lead Director, Allen M. Gibson and B. Kevin Turner;

•	Rite Aid has identified its four (4) designees: John T. Standley, David R. Jessick, Michael N. Regan and Marcy Syms; and

•	ACI and Rite Aid have identified Sharon L. Allen as the joint designee.

ACI first proposed that Allen M. Gibson or another identified person be jointly designated to the ninth director seat. Rite Aid requested that a different independent candidate be considered who, among other criteria and unlike the first two proposed persons, did not have any affiliation with or investment in Cerberus. ACI then proposed Sharon L. Allen to be jointly designated to the ninth director seat. Ms. Allen was asked to join the board of a predecessor company to ACI as an independent director when ACI was considering its proposed initial public offering in 2015, and has been on the board since June 2015. Ms. Allen had been the former Executive Chairman of Deloitte LLP from 2003 until her retirement in 2011, and currently is a director and Chair of the Audit Committee of each of Bank of America Corporation and First Solar Inc. Ms. Allen also served as the past Chairman of the National Board of the YMCA from 2012 to 2014 and she appeared on the Forbes list of “The 100 Most Powerful Women in the World” for four consecutive years from 2006 to 2009 and Directorships’ “100 Most Influential People in Corporate Governance” for four consecutive years from 2007 to 2010. Other than her service on the ACI board and its predecessor, Ms. Allen has no relationships with ACI, its current shareholders including Cerberus or Rite Aid, or their respective officers and directors. After carefully reviewing her qualifications, including through an interview of Ms. Allen conducted by Rite Aid’s lead independent director and all members of its nominating and governance committee, the Rite Aid board of directors unanimously approved the designation of Ms. Allen to the ACI board upon consummation of the merger.

After the effective time, and until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause two nominees designated by Cerberus to be elected to the ACI board of directors. From and after such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, but beneficially owns at least five percent (5%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause one nominee designated by Cerberus to be elected to the ACI board of directors. Until such time as Cerberus ceases to beneficially own at least fifteen percent (15%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause directors designated by Cerberus to be elected Chairman and Lead Director, provided that, if Robert G. Miller has ceased to serve as Chairman, either the Chairman or the Lead Director will qualify as “independent” under the rules of the NYSE and will not be a partner or employee of Cerberus, its affiliates or any of the ACI Institutional Investors. Until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause a director designated by Cerberus to be elected Lead Director. Other than as described above, there are no agreements between Rite Aid and ACI regarding, and no decisions have been made with respect to, the selection of directors of ACI following the merger.

Management

ACI and Rite Aid expect that following the merger John T. Standley, the current Chairman and Chief Executive Officer of Rite Aid, will serve as Chief Executive Officer of ACI, although no agreement has been negotiated as of the date of this proxy statement/prospectus with respect to the terms of Mr. Standley’s expected employment. There can be no assurances that any such agreement with respect to Mr. Standley’s employment with ACI will be reached. Mr. Robert G. Miller, the current Chief Executive Officer of ACI, is expected to be the Chairman of the combined company following the merger. In addition to Mr. Standley, the leadership team is expected to include ACI’s recently appointed President and Chief Operating Officer, Jim Donald, who previously served as Chief Executive Officer of Starbucks Corporation and as a senior executive at several food and drug retailers, including Wal Mart Stores, Inc., Albertson’s, Inc. and Safeway Inc., and Rite Aid’s current President and Chief Operating Officer, Kermit Crawford, who has significant experience in the drug retail and healthcare industries, including serving as a senior executive at Walgreens Boots Alliance, Inc.

The rest of the combined company’s executive team will be identified in due course prior to the closing of the merger.

Amendment and Restatement of ACI Certificate of Incorporation and Bylaws

Pursuant to the terms of the merger agreement, immediately prior to the closing of the merger, ACI’s certificate of incorporation and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this proxy statement/prospectus. For a more detailed description of the new ACI charter and new ACI bylaws, see the section entitled “Description of ACI Capital Stock” beginning on page [—] of this proxy statement/prospectus.

Closing and Effective Time of the Merger

Unless another date is agreed upon by the parties, the closing for the mergers will take place on the third (3rd) business day following the day on which the conditions to closing (described in the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page [—] of this proxy statement/prospectus) (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions at the closing) have been satisfied or waived in accordance with the merger agreement; provided, however, that if the marketing period has not ended at the time of the satisfaction or waiver of the conditions to closing in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing), then the closing will occur on the third (3rd) business day after the final day of the marketing period. The marketing period is, subject to a blackout period specified in the debt commitment letter, a period of 15 consecutive days beginning on the delivery by Rite Aid to ACI of certain financial information and other pertinent information regarding Rite Aid and its subsidiaries as may reasonably be requested by ACI.

As soon as practicable following the closing, Rite Aid and ACI will cause to be filed with the Secretary of State of the State of Delaware executed certificates of merger with respect to the mergers as provided in the DGCL. The merger will become effective upon the filing of a certificate of merger with respect to the merger or at such later time as may be agreed by Rite Aid and ACI in writing and be specified in such certificate of merger. The subsequent merger will become effective upon the filing of a certificate of merger with respect to the subsequent merger, which will be immediately after the effective time of the merger.

Regulatory Approvals

General

Rite Aid and ACI have agreed to use their reasonable best efforts to take, and to assist and cooperate with each other in taking, all actions and to use their reasonable best efforts to do all things reasonably necessary, proper or advisable, to consummate the merger and the other transactions contemplated by the merger agreement, subject to certain specified limitations under the merger agreement. These approvals include approval under the HSR Act. Although Rite Aid and ACI expect that all required regulatory clearances and approvals will be obtained, Rite Aid and ACI cannot assure you that these regulatory clearances and approvals will be timely obtained or obtained at all, or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the closing of the merger not being satisfied.

HSR Act and U.S. Antitrust Matters

Under the merger agreement, the merger cannot be completed until the applicable waiting periods under the HSR Act (and any extension thereof) have expired or been terminated. Rite Aid and ACI filed their respective HSR Act notifications on February 26, 2018. The required 30-day waiting period under the HSR Act expired at 11:59 p.m. Eastern time on March 28, 2018.

Other Regulatory Approvals

Approval (or non-objection, grant of exemption or, in certain circumstances, alternative resolution, as the case may be) will be sought from (i) the state insurance regulator in the State of Ohio for the change of control of Envision Insurance Company, (ii) the Board of Pharmacy of the State of California with respect to the transfer of certain licenses, (iii) the Insurance Department of the State of Texas with respect to the change of control of Rite Aid’s subsidiaries licensed as third-party administrators in Texas, (iv) the state insurance regulator in the State of Utah with respect to the change of ownership of Rite Aid’s subsidiary licensed as a health discount program operator, and (v) the Boards of Pharmacy of the States of California, Georgia, Virginia, North Carolina and Maine and the California Department of Managed Care with respect to the application for certain licenses. To obtain these approvals, ACI and its applicable stockholders, or the applicable Rite Aid subsidiary, as the case may be, has filed or will file, acquisition of control or similar statements, notices or applications (or requests for grants of exemption relating thereto), as required by the insurance and health care laws and regulations of each applicable state or jurisdiction. The approval of a “Form A” application with the Ohio Department of Insurance for ACI and its applicable stockholder(s) (which was filed on April 24, 2018) is a condition to the completion of the merger. In addition, either prior to or following the completion of the merger, ACI or Rite Aid will be required to make change of control notification filings with various federal, state and local regulators pursuant to applicable insurance, pharmacy, health care, money transmitter, check cashing, liquor, tobacco, lottery/gaming, food stamp, seed/nursery agriculture, dairy, weights/measures and other laws and regulations (none of which notification filings are conditions to the completion of the merger).

Federal Securities Law Consequences

Following the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shares of ACI common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of ACI common stock issued to any Rite Aid stockholder who may be deemed an “affiliate” of ACI for the purposes of Rule 144 of the Securities Act after the completion of the merger. Persons who may be deemed “affiliates” of the combined company generally include individuals or entities that control, are controlled by or are under common control with, the combined company and may include the executive officers and directors of the combined company as well as its principal stockholders. Shares of ACI common stock outstanding before the merger will be subject to contractual restrictions on transfers for specified periods of time. Such shares will also have the benefit of certain demand and piggyback registration rights. See the sections entitled “Other Related Agreements—Registration Rights Agreement” and “Other Related Agreements—Lock-Up Agreements” beginning on page [—] of this proxy statement/prospectus.

This proxy statement/prospectus also registers the sale of ACI common stock by ACI following the merger pursuant to the exercise of Rite Aid options held by former Rite Aid employees that will be assumed by ACI in connection with the merger.

This proxy statement/prospectus does not cover resales of ACI common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale of ACI common stock.

Accounting Treatment

ACI prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. ACI will be treated as the “acquirer” for accounting purposes.

Dividend Policy Following the Merger

Following the merger, the parties do not intend to declare or pay a dividend for the foreseeable future. Any dividends or changes to ACI’s dividend policy will be made at the discretion of the board of directors of ACI and will depend upon many factors, including the financial condition of ACI, earnings, legal requirements, including limitations imposed by Delaware law, and restrictions in ACI’s debt agreements that limit its ability to pay dividends to stockholders and other factors the board of directors of ACI deems relevant.

Listing of ACI Common Stock on the NYSE

At this time, there is no established public trading market for ACI common stock. ACI common stock is currently not traded or quoted on a stock exchange or quotation system. Following the merger, ACI common stock is expected to be listed for trading on the NYSE under the symbol “ACI.”

Delisting and Deregistration of Rite Aid Common Stock

If the merger is completed, Rite Aid common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Rite Aid will no longer be required to file periodic reports with the SEC.

Litigation Related to the Merger

On April 24, 2018, Mel Aklile, a Rite Aid stockholder, brought a putative class action in Delaware Court of Chancery against Rite Aid, ACI, Merger Sub I, Merger Sub II and the Director Defendants, Del. C.A. No. 2018-0305-AGB. Mr. Aklile contends that Rite Aid stockholders have appraisal rights under Section 262 of the DGCL because, notwithstanding that (i) Rite Aid stockholders are not required to receive consideration other than shares of ACI common stock (and cash in lieu of fractional shares, if any) in the merger and shares of ACI common stock will be listed on the NYSE immediately after the merger, and (ii) the election to receive cash consideration is voluntary and dependent upon Rite Aid stockholders’ election (other than cash in lieu of fractional shares, if any), the alleged disparity in value between the additional cash consideration of $0.1832 per share and the additional stock exchange ratio of 0.0079 ACI common stock per share of Rite Aid common stock amounts to a “false choice” designed to deprive Rite Aid stockholders of their alleged appraisal rights. Plaintiff alleges breach of fiduciary duty claims against the Director Defendants for their alleged failure to provide, and inform Rite Aid stockholders of, their alleged statutory appraisal rights under Delaware law and for allegedly falsely informing Rite Aid stockholders that they will not have appraisal rights. Plaintiff further contends that the proxy statement/prospectus previously filed on April 6, 2018 was deficient under Section 262(d)(1) of the DGCL for failure to inform stockholders of their alleged appraisal rights. Mr. Aklile seeks declarations from the Delaware Court of Chancery that the action is a proper class action and that the Director Defendants breached their fiduciary duties by failing to adequately inform class members of their appraisal rights under Delaware law, to enjoin the proposed action from closing until such time as class members are afforded the ability to seek appraisal of their shares, or otherwise permit class members to petition the Delaware Court of Chancery for appraisal, and attorneys, fees, expenses and costs to Plaintiff.

On May 9, 2018, the Delaware Court of Chancery denied Plaintiff’s motion to expedite and declined to schedule a preliminary injunction hearing, ruling that Plaintiff failed to state a colorable claim. On May 16, 2018, Defendants filed a motion to dismiss Plaintiff’s complaint.

Defendants oppose Plaintiff’s claims on the ground that Rite Aid stockholders have no right of appraisal under the DGCL because they have a right to receive all stock consideration as described in the proxy statement/prospectus previously filed on April 6, 2018.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/prospectus by reference. Rite Aid encourages you to read the merger agreement carefully in its entirety because this summary may not contain all the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus.

The representations, warranties, covenants and agreements described below and included in the merger agreement were made for purposes of the merger agreement and as of specific dates, were for the benefit of the parties to the merger agreement except as expressly stated therein and may be subject to important qualifications, limitations and supplemental information agreed to by Rite Aid, ACI, Merger Sub I and Merger Sub II in connection with negotiating the terms of the merger agreement, including certain qualifications, limitations and supplemental information disclosed in the confidential disclosure schedules to the merger agreement. In addition, the representations and warranties were included in the merger agreement for the purpose of allocating contractual risk between Rite Aid, ACI, Merger Sub I and Merger Sub II, and may be subject to standards of materiality applicable to such parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the merger agreement or any description thereof in this summary, it is important to bear in mind that such representations, warranties, covenants and agreements or any descriptions were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Rite Aid, ACI, Merger Sub I and Merger Sub II or any of their respective affiliates or businesses except as expressly stated in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement. In addition, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of Rite Aid, ACI, Merger Sub I and Merger Sub II because the parties to the merger agreement may take certain actions that are either expressly permitted in the confidential disclosure schedules to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The merger agreement is described below, and attached as Annex A hereto, with the intention of providing you with information regarding the terms of the merger. Accordingly, the representations, warranties, covenants and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in Rite Aid’s filings with the SEC regarding Rite Aid and its business. Please see the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Structure of the Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with the DGCL, at the effective time of the merger, (i) Merger Sub I will be merged with and into Rite Aid and the separate corporate existence of Merger Sub I will cease, (ii) Rite Aid will be the surviving corporation in the merger, which we refer to as the surviving corporation, and a wholly-owned direct subsidiary of Merger Sub II and (iii) the separate corporate existence of Rite Aid, with all of its properties, rights, privileges, immunities, powers and franchises, will continue unaffected by the merger, except as set forth in the merger agreement. Without limiting the generality of the foregoing and subject thereto, at the effective time of the merger, all the properties, rights, privileges, immunities, powers and franchises of Rite Aid and Merger Sub I will vest in Rite Aid as the surviving corporation and all claims, obligations, debts, liabilities and duties of Rite Aid and Merger Sub I will become the claims, obligations, debts, liabilities and duties of Rite Aid as the surviving corporation.

Upon the terms and subject to the conditions of the merger agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act immediately following the effectiveness of the merger, (i) ACI will cause the surviving corporation to be merged with and into Merger Sub II and the separate corporate existence of the surviving corporation will cease and (ii) Merger Sub II will be the surviving company in the subsequent merger and a wholly-owned direct subsidiary of ACI. Immediately following the effectiveness of the subsequent merger, all the properties, rights, privileges, immunities, powers and franchises of the surviving corporation and Merger Sub II will vest in Merger Sub II as the surviving company and all claims, obligations, debts, liabilities and duties of the surviving corporation and Merger Sub II will become the claims, obligations, debts, liabilities and duties of Merger Sub II as the surviving company.

Closing and the Effective Time of the Merger

Unless another date is agreed upon by the parties, the closing for the mergers will take place on the third (3rd) business day following the day on which the conditions to closing (described in the section entitled “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page [—] of this proxy statement/prospectus) (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions at the closing) have been satisfied or waived in accordance with the merger agreement; provided, however, that if the marketing period has not ended at the time of the satisfaction or waiver of the conditions to closing in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing), then the closing will occur on the third (3rd) business day after the final day of the marketing period. The marketing period is, subject to a blackout period specified in the debt commitment letter, a period of 15 consecutive days beginning on the delivery by Rite Aid to ACI of certain financial information and other pertinent information regarding Rite Aid and its subsidiaries as may reasonably be requested by ACI.

As soon as practicable following the closing, Rite Aid and ACI will cause to be filed with the Secretary of State of the State of Delaware executed certificates of merger with respect to the mergers as provided in the DGCL. The merger will become effective upon the filing of a certificate of merger with respect to the merger or at such later time as may be agreed by the Rite Aid and ACI in writing and be specified in such certificate of merger. The subsequent merger will become effective upon the filing of a certificate of merger with respect to the subsequent merger, which will be immediately after the effective time of the merger.

Directors and Officers; Certificate of Incorporation; Bylaws

The parties to the merger agreement will take all actions necessary so that ACI will, from and after the effective time of the merger, be the sole managing member of the surviving company until its successor has been duly appointed and qualified or until its earlier resignation or removal in accordance with the certificate of formation and limited liability company agreement of the surviving company.

The parties to the merger agreement will take all actions necessary so that the officers of Rite Aid immediately prior to the effective time of the merger will, from and after the effective time of the merger, be the officers of the surviving company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the surviving company.

At the effective time of the merger, the certificate of incorporation of Merger Sub I in effect immediately prior to the effective time of the merger will be the certificate of incorporation of the surviving corporation until thereafter amended as provided therein or by applicable law, except that such certificate of incorporation will be amended by ACI as of the effective time of the merger to change the name of the surviving corporation to “Rite Aid Corporation” and to contain such provisions as are necessary to give full effect to the provisions described in the section entitled “—Directors’ and Officers’ Indemnification and Insurance” beginning on page [—] of this proxy statement/prospectus.

At the effective time of the merger, and without any further action on the part of Rite Aid and Merger Sub I, the bylaws of Merger Sub I in effect immediately prior to the effective time of the merger will be the bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law, except that such bylaws will be amended by ACI as of the effective time of the merger to change the name of the surviving corporation to “Rite Aid Corporation” and to contain such provisions as are necessary to give full effect to the provisions described in the section entitled “—Directors’ and Officers’ Indemnification and Insurance” beginning on page [—] of this proxy statement/prospectus.

The certificate of formation and limited liability company agreement of Merger Sub II will remain in effect from and after the effective time of the merger until the merger of the surviving corporation of the merger into Merger Sub II immediately following the effective time of the merger, at which time the certificate of formation and limited liability company agreement of Merger Sub II will each remain in effect, except that such certificate of formation and limited liability company agreement will each be amended by ACI as of the effective time of the merger to change the name of the surviving company as used therein to “Rite Aid LLC” and to contain such provisions as are necessary to give full effect to the provisions described under “—Directors’ and Officers’ Indemnification and Insurance” beginning on page [—].

Merger Consideration

Common Stock

At the effective time of the merger, each share of Rite Aid common stock issued and outstanding immediately prior to the effective time of the merger (other than shares of Rite Aid common stock owned, directly or indirectly, by ACI, Merger Sub I or Rite Aid (including shares of Rite Aid common stock held as treasury stock by Rite Aid), and in each case not held on behalf of third parties, immediately prior to the effective time of the merger) will be converted into the right to receive and become exchangeable for 0.1000, which we refer to as the base exchange ratio, of a fully paid and nonassessable share of ACI common stock, without interest, which we refer to as the base consideration, plus, at the election of the holder of Rite Aid common stock, either:

•	for each share of Rite Aid common stock with respect to which an election to receive cash has been effectively made and not revoked or redeemed, and for each share of Rite Aid common stock with respect to which a Rite Aid stockholder has not made an election to receive cash or stock, an amount in cash equal to $0.1832 per share, without interest, which we refer to as the additional cash consideration (and which, together with the base consideration, we refer to as the cash election consideration); provided, that to the extent the aggregate additional cash consideration to be paid to any holder of shares of Rite Aid common stock for all such holder’s shares of Rite Aid common stock held in a single account would result in such stockholder being entitled to a fraction of a cent in cash with respect to the shares of Rite Aid common stock held in such account, such aggregate amount will be rounded down to the nearest whole cent; or

•

for each share of Rite Aid common stock with respect to which an election to receive additional ACI common stock has been effectively made and not revoked, 0.0079, which we refer to as the additional stock election exchange ratio (and which, together with the base exchange ratio, we refer to as the stock election exchange ratio), of a fully paid and nonassessable share of

ACI common stock, without interest, which we refer to as the additional stock consideration (and which, together with the base consideration, we refer to as the stock election consideration).

For the avoidance of doubt, the cash election consideration consists of both the base consideration, which consists of ACI common stock, and the additional cash consideration, which consists of cash. No fractional shares of ACI common stock will be issued in the merger, and in lieu thereof, holders of Rite Aid common stock who would otherwise have been entitled to a fraction of a share of ACI common stock will be paid upon surrender of shares of Rite Aid common stock (and after taking into account and aggregating the total number of shares of ACI common stock to be issued in exchange for the shares of Rite Aid common stock represented by all certificates, or book-entry shares, as applicable, surrendered by such holder and the shares of ACI common stock received by such holder as a result of both the base exchange ratio and the additional stock election exchange ratio) cash in an amount, without interest and rounded to the nearest cent, representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent, on behalf of all such holders, of all fractional shares of ACI common stock which would otherwise be issued.

Treatment of Equity and Equity-Based Awards

Rite Aid Stock Options.    At the effective time of the merger, each Rite Aid stock option will be assumed by ACI and converted into an ACI stock option, on the same terms and conditions as were applicable immediately prior to the completion of the merger, to acquire a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rite Aid stock option immediately prior to the effective time and (y) the base exchange ratio, with any fractional shares rounded down to the next lower whole number of shares after aggregating each individual holder’s Rite Aid stock options with the same exercise price. The exercise price of each such ACI stock option will be equitably adjusted to be equal to the quotient of (x) the excess of (i) the exercise price per share of Rite Aid common stock subject to such option over (ii) the additional cash consideration and (y) the base exchange ratio (which results will be rounded up to the nearest whole cent).

Rite Aid Restricted Stock Units.    Except as provided under “—Certain Restricted Stock Awards and Restricted Stock Units,” at the effective time of the merger, each Rollover RSU will be assumed by ACI and converted into an ACI RSU, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to a number of shares of ACI common stock equal to the product of (x) the number of Rollover RSUs held by the holder thereof immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement, and (y) the stock election exchange ratio, with any fractional shares rounded to the nearest whole number of shares.

Rite Aid Restricted Stock Awards.    Except as provided under “—Certain Restricted Stock Awards and Restricted Stock Units,” at the effective time of the merger, each Rollover RSA will be assumed by ACI and converted into an ACI RSA, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to the number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rollover RSA immediately prior to the effective time and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Rollover RSA immediately prior to the effective time and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder and settled or paid to the holder shortly following the completion of the merger.

Certain Restricted Stock Awards and Restricted Stock Units.    At the effective time of the merger, each Former Service Provider RSA will vest and the holder will be entitled to receive a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder.

Each Former Service Provider RSU will vest and the holder will be entitled to receive a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of performance and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder. To the extent that any Former Service Provider RSU by its terms provides for settlement in cash, the holder instead will be entitled to receive the cash value of the number of whole shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional cash consideration.

Exchange and Election Procedures

Prior to the effective time of the merger, ACI will deposit with the exchange agent, for the benefit of the holders of Rite Aid common stock, (i) evidence of its ability to issue the ACI common stock to be issued pursuant to the merger in book-entry form and (ii) cash in an amount sufficient to pay any cash payable in the merger. Following the effective time of the merger, ACI will deposit promptly with the exchange agent any dividends or distributions to which the holders of ACI common stock issued in the merger may be entitled in an amount sufficient to pay such dividends or distributions to such holders of ACI common stock. Such evidence of book-entry form for shares of ACI common stock, together with any dividends or distributions with respect thereto and the cash payable in lieu of fractional shares, are hereinafter referred to as the exchange fund. No interest will be paid or accrued for the benefit of holders of the certificates or book-entry shares on cash amounts payable.

ACI will instruct the exchange agent to mail, as promptly as practicable after the effective time of the merger (and in no event more than four (4) business days following the effective time), to each record holder, as of the effective time, which holders we refer to as former holders, of Rite Aid common stock, which we refer to a former shares:

•	a letter of transmittal; and

•	instructions for use in effecting the surrender of certificates or book-entry shares for exchange of the applicable merger consideration therefor.

Not less than thirty days prior to the election deadline, which we refer to as the mailing date, ACI will instruct the exchange agent to send to each record holder of Rite Aid common stock as of five business days prior to such date, an election form. Each election form will permit the stockholder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such stockholder’s Rite Aid common stock with respect to which such holder elects to receive the stock election consideration, (ii) the number of shares of such holder’s Rite Aid common stock with respect to which such holder elects to receive the cash election consideration or (iii) that such holder makes no election with respect to such holder’s Rite Aid common stock, and, in the case of each of (i) and (ii), the particular shares for which the holder desires to make such election. Any shares of Rite Aid common stock with respect to which the exchange agent does not receive a properly completed election form during the period from the mailing date to the election deadline will be deemed to be shares with respect to which no election has been made, which we refer to as no election shares. As used in the merger agreement, unless otherwise jointly agreed in advance by Rite Aid and ACI, the election deadline is 5:00 p.m. New York City time on a date mutually agreed by Rite Aid and ACI but which in no event will be less than one day prior to the anticipated closing date. ACI and Rite Aid will issue a joint press release announcing the anticipated date of the election deadline not more than fifteen business days before, and at least five business days prior to, the anticipated date of the election deadline. If Rite Aid and ACI jointly agree to postpone the election deadline to a later date, ACI and Rite Aid will promptly announce any such delay and, when determined, the rescheduled election deadline. Any election will have been properly made only if the exchange agent has received a properly completed election form by the election deadline. In the event an election form is revoked prior to the election deadline and no subsequent election is properly made prior to the election deadline, the shares of Rite Aid common stock represented by such election form will be deemed no election shares. Subject to the terms of the merger agreement and of the election form, the exchange agent will have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the election form, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive. None of ACI, Merger Sub I, Merger Sub II, Rite Aid or the exchange agent will be under any obligation to notify any person of any defect in an election form. The election form will indicate in a clear and unambiguous manner that a stockholder’s failure to make a proper election prior to the election deadline will result in such stockholder receiving cash election consideration for such shares for which no proper election has been made, and will provide stockholders with a toll-free number to contact the exchange agent with any questions concerning making an election. For the avoidance of doubt, the cash election consideration consists of both the base consideration, which consists of ACI common stock, and the additional cash consideration, which consists of cash.

Upon surrender by a former holder to the exchange agent of a certificate or a book-entry share of Rite Aid common stock, as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the exchange agent may reasonably require, each former holder will be entitled to receive in exchange therefor:

•	a book entry representing that number of shares of ACI common stock (rounded down) which such former holder has the right to receive in respect of its former shares after taking into account all stock then held by such former holder, and any certificate surrendered in respect thereof will be cancelled; and

•	a check in an amount of U.S. dollars (after giving effect to any required withholdings described in the section entitled “The Merger—Merger Consideration—Withholding Rights” beginning on page [—] of this proxy statement/prospectus) equal to any cash in lieu of fractional shares that such former holder has the right to receive plus any cash dividends or other distributions that such former holder has the right to receive.

Any holder of book-entry shares will not be required to deliver a certificate but will be required to deliver an executed letter of transmittal and/or an “agent’s message” to the exchange agent to receive the merger consideration that such holder is entitled to receive. Each holder of record of one or more book-entry shares whose shares were converted into the right to receive the merger consideration will automatically upon the effective time of the merger or following the exchange agent’s receipt of an “agent’s message” and/or the applicable letter of transmittal (or, at any later time at which such book-entry shares will be so converted) be entitled to receive, and ACI will cause the exchange agent to pay and deliver as promptly as practicable after such time, the merger consideration to which such holder is entitled to receive pursuant to the merger agreement.

From and after the effective time of the merger, no interest will be paid or accrued for the benefit of holders of the certificates or book-entry shares on the merger consideration payable in respect of the certificates or book-entry shares.

No dividends or other distributions declared or made with respect to shares of ACI common stock with a record date on or following the effective time of the merger issuable with respect to the former shares, nor the cash payment in lieu of fractional shares, will be paid to the holder of any unsurrendered certificates or book-entry shares until those certificates or book-entry shares are surrendered. Upon surrender, there will be issued to the holder of former shares issued in exchange therefor, without interest, (i) at the time of surrender, the amount of any dividends or other distributions payable with respect to those shares of ACI common stock with a record date on or after the date of the effective time of the merger and a payment date on or prior to the date of surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of ACI common stock with a record date on or after the date of the effective time of the merger but with a payment date subsequent to surrender.

Unless a longer period is prescribed by applicable law, any portion of the exchange fund that remains undistributed to holders of Rite Aid common stock on the nine month anniversary of the effective time of the merger will be delivered to ACI, upon demand by ACI, and any holder of Rite Aid common stock who has not theretofore complied with the merger agreement will thereafter look only to ACI for payment of their claim for any part of the merger consideration and any dividends or distributions with respect to shares of ACI common stock.

To the extent permitted under applicable law, any merger consideration and any dividends or other distributions payable to any holder of Rite Aid common stock that remained undistributed to the holders of Rite Aid common stock will be deemed to and become the property of ACI on the business day immediately prior to the day that such property is required to be delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. To the extent permitted under applicable law, none of Merger Sub I, ACI, Rite Aid or the exchange agent will be liable to any holder of Rite Aid common stock for any such property delivered to ACI or to a public official pursuant to any applicable abandoned property, escheat or similar law.

Any portion of the exchange fund and trust held for the benefit of the holders of shares of Rite Aid common stock pursuant to the merger agreement that remains unclaimed by former stockholders of Rite Aid entitled thereto one hundred eighty (180) days after the effective time of the merger will be returned to ACI and such former stockholders will thereafter look only to ACI for payment of the merger consideration, without any interest thereon. Any such portion of the exchange fund and trust remaining unclaimed by such former stockholders five (5) years after the effective time of the merger (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) will, to the extent permitted by law, become the property of ACI free and clear of any claims or interest of any person previously entitled thereto.

Withholding Rights

Each of ACI, Rite Aid, the surviving company or the exchange agent, as applicable, will be entitled to deduct and withhold from the merger consideration and any amounts otherwise payable pursuant to the merger agreement to any holder of shares of Rite Aid stock options, Rite Aid restricted stock awards and Rite Aid restricted stock units, such amounts as ACI, Rite Aid, the surviving company or the exchange agent is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority by ACI, Rite Aid, the surviving company or the exchange agent, as applicable, such deducted or withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made by ACI, Rite Aid, the surviving company or the exchange agent, as applicable.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications, including “material adverse effect” qualifications. Please see the definition of “material adverse effect” on page [—] of this proxy statement/prospectus.

The representations and warranties of Rite Aid in the merger agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business;

•	certificate of incorporation and bylaws;

•	capitalization and ownership of subsidiaries;

•	corporate authorization of execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;

•	the approval and recommendation by the Rite Aid board of directors of the merger agreement and the transactions contemplated by the merger agreement;

•	the absence of any conflicts with or violations of organizational documents and other agreements or laws;

•	required filings with, and consents from, governmental entities;

•	actions taken pursuant to Rite Aid’s tax benefits preservation plan (which the Rite Aid board of directors terminated effective as of March 27, 2018);

•	compliance with applicable laws, possession of required permits necessary for the conduct of Rite Aid’s business and absence of governmental investigations;

•	SEC filings, financial statements and the absence of undisclosed liabilities;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	financial statements of Rite Aid that give pro forma effect to the sale contemplated by the WBA asset purchase agreement;

•	information supplied for this proxy statement/prospectus;

•	material contracts;

•	the WBA asset purchase agreement and the transactions contemplated thereby;

•	conduct of business in the ordinary course and the absence of a material adverse effect;

•	absence of litigation;

•	employee benefit plans;

•	labor and employment matters;

•	insurance policies;

•	real property;

•	tax matters;

•	intellectual property, information technology systems, privacy and data security;

•	environmental matters;

•	opinion of financial advisor;

•	the absence of any undisclosed brokers’ fee;

•	compliance with food authority laws and regulations;

•	health care and insurance regulatory matters, including compliance with applicable health care and insurance laws;

•	related party transactions;

•	no ownership of ACI common stock;

•	inapplicability of anti-takeover statutes; and

•	key payors.

The representations and warranties of ACI, Merger Sub I and Merger Sub II in the merger agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business;

•	certificate of incorporation and bylaws;

•	capitalization and ownership of subsidiaries;

•	corporate authorization of execution, delivery and performance of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;

•	the approval by the governing bodies of ACI, Merger Sub I and Merger Sub II, and the approval by ACI as the direct or indirect equityholder of Merger Sub I and Merger Sub II, of the merger agreement and the transactions contemplated by the merger agreement;

•	the absence of any conflicts with or violations of organizational documents and other agreements or laws;

•	required filings with, and consents from, governmental entities;

•	compliance with applicable laws, possession of required permits necessary for the conduct of ACI’s business and absence of governmental investigations;

•	SEC filings, financial statements and the absence of undisclosed liabilities;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	information supplied for this proxy statement/prospectus;

•	material contracts;

•	conduct of business in the ordinary course and the absence of a material adverse effect;

•	absence of litigation;

•	employee benefit plans;

•	labor and employment matters;

•	insurance policies;

•	real property;

•	tax matters;

•	intellectual property, information technology systems, privacy and data security;

•	environmental matters;

•	the absence of any undisclosed brokers’ fee;

•	compliance with food authority laws and regulations;

•	health care and insurance regulatory matters, including compliance with applicable health care and insurance laws;

•	related party transactions;

•	the operations and ownership of Merger Sub I and Merger Sub II;

•	debt financing matters;

•	no ownership of Rite Aid common stock;

•	agreements with Rite Aid stockholders, directors, officers and employees and the ACI stockholders agreement;

•	inapplicability of anti-takeover statutes; and

•	key payors.

Certain of the representations and warranties made by the parties are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means, with respect to Rite Aid or ACI, any event, development, circumstance, change, effect, condition, or occurrence that, individually or in the aggregate, with all other events, developments, circumstances, changes, effects, conditions or occurrences, (i) has, or would reasonably be expected to have, a material adverse effect on or with respect to the business, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole or (ii) prevents, materially delays or materially impairs the ability of such party to consummate the mergers and the other transactions contemplated by the merger agreement. However, in the case of clause (i), any event, development, circumstance, change, effect, condition or occurrence to the extent arising out of or resulting from any of the following after the date of the merger agreement will not be deemed, either alone or in combination, to constitute or be taken into account in determining whether there has been, a material adverse effect:

•	(A) any change or development generally affecting the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes or developments in prevailing interest or exchange rates or the disruption of any securities markets,

•	(B) national or international political or social conditions,

•	(C) the execution and delivery of the merger agreement or the public announcement or pendency of the mergers or other transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, or employees of such party or its subsidiaries,

•	(D) any change in any applicable laws or applicable accounting regulations or principles, including GAAP, or interpretations thereof,

•	(E) any hurricane, tornado, earthquake, flood, tsunami or other natural disaster or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism or other international or national emergency, or other force majeure event or natural disaster or act of God or other comparable events,

•	(F) any change in the price or trading volume of such party’s common stock or the credit rating of such party, in and of itself,

•	(G) any failure by such party to meet (1) any published analyst estimates, expectations, projections or forecasts of such party’s revenue, earnings, cash flow, cash positions or other financial performance or results of operations for any period or (2) its internal or published projections, budgets, plans, forecasts, guidance, estimates, milestones of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the underlying cause of such failure may be considered),

•	(H) any change or development in the industries in which such party and its subsidiaries operate,

•	(I) the identity of the other party or its subsidiaries,

•	(J) any communication by the other party or its subsidiaries regarding the plans or intentions of the other party with respect to the conduct of the business of the surviving company or its subsidiaries or

•	(K) any action taken by such party, or which such party causes to be taken by any of its subsidiaries, in each case which is expressly required or permitted by the merger agreement or at the other party’s express written request.

The events, developments, circumstances, changes, effects, conditions or occurrences described in subsections (A), (B), (D), (E) and (H) above will be taken into account in determining whether a material adverse effect has occurred to the extent (but only to such extent) such events, developments, circumstances, changes, effects, conditions or occurrences are disproportionately adverse to the business, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other participants in the industries in which such party and its subsidiaries operate. In addition, the changes and failures described in subsections (F) and (G) above will not prevent or otherwise affect a determination that any events, developments, circumstances, changes, effects, conditions or occurrences underlying such changes or failures constitute or contribute to a material adverse effect. Furthermore, the exception described in subsection (C) above does not apply with respect to references to a material adverse effect in those portions of the representations and warranties contained in the merger agreement relating to the absence of conflicts to the extent the purpose of such representations and warranties is to address the consequences resulting from the execution, delivery and performance of the merger agreement by such party or the consummation of the mergers and the other transactions contemplated by the merger agreement.

None of the representations and warranties contained in the merger agreement survive the consummation of the merger.

Conduct of Business of Rite Aid Pending the Merger

From the date of the merger agreement until the earlier of the effective time of the merger and the termination of the merger agreement, except (i) as expressly contemplated or permitted by the merger agreement or as expressly contemplated by the WBA asset purchase agreement and the ancillary agreements relating thereto, (ii) as set forth in Rite Aid’s confidential disclosure schedules, (iii) as required by applicable laws, or (iv) as consented to by ACI in writing (such consent not to be unreasonably withheld, conditioned or delayed), Rite Aid will, and will cause its subsidiaries to (a) conduct its business in all material respects in the ordinary course, consistent with past practice, (b) use its commercially reasonable efforts to (x) preserve intact, in all material respects, its business organization, and its assets and properties, in each case, that are material to Rite Aid and its subsidiaries, taken as a whole, and (y) maintain in all material respects the benefits of its existing business relationships with its customers, suppliers, distributors and key payors, in each case whose business relationships are material to Rite Aid and its subsidiaries, taken as a whole, and (c) not, subject to certain exceptions:

•	amend its certificate of incorporation, bylaws or equivalent governing instruments;

•	acquire any business or person or make any investment in any person;

•	acquire or license any intellectual property from any third party that would be material to Rite Aid and its subsidiaries, taken as a whole;

•	issue, deliver, sell, pledge, dispose of, grant, award or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities, of Rite Aid or any of its subsidiaries, or adopt a plan of complete or partial liquidation;

•	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of Rite Aid, or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of Rite Aid’s subsidiaries;

•	waive any rights under or amend the Rite Aid tax benefits preservation plan (which the Rite Aid board of directors terminated effective as of March 27, 2018), except as contemplated by the merger agreement

•	create or incur liens;

•	make loans or advances;

•	except for the transactions contemplated by the WBA asset purchase agreement, sell or otherwise dispose of assets or any corporation, partnership or other business organization or division thereof, or sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of Rite Aid or any of its subsidiaries in any intellectual property;

•	declare, authorize, set aside, make or pay dividends or other distributions, payable in cash, stock, property or otherwise, with respect to any of Rite Aid or its subsidiaries’ capital stock;

•	commit, make or authorize capital expenditures;

•	modify in a manner adverse and material to Rite Aid and its subsidiaries, taken as a whole, or terminate, material contracts;

•	amend, modify, rescind, cancel or waive any rights of Rite Aid or its subsidiaries under certain agreements listed on Rite Aid’s confidential disclosure schedules, in each case, in a manner that is materially adverse to Rite Aid and its subsidiaries taken as a whole;

•	enter into contracts that would have been material contracts had they been entered into prior to the date of the merger agreement;

•	terminate, modify or amend on terms materially adverse to Rite Aid, real property leases;

•	renew, extend, or exercise any option to renew or extend real property leases;

•	enter into new contracts with respect to real property leases;

•	incur indebtedness for borrowed money, modify in a manner adverse and material to Rite Aid and its subsidiaries, taken as a whole, the terms of any such indebtedness for borrowed money, or assume or guarantee the indebtedness obligations of any person for borrowed money;

•	terminate, enter into, amend or renew (or communicate any intention to take such action) any material Rite Aid benefit plan or arrangement;

•	adopt compensation or benefit arrangements that would be material Rite Aid benefit plans or arrangements if they were in existence as of the date of the merger agreement;

•	increase the benefits or compensation provided to current or former employees, officers or directors;

•	grant any bonus or cash incentive compensation or any retention, severance or termination benefits;

•	grant any new equity awards, amend the terms of outstanding equity awards, or discretionarily accelerate the vesting or payment of any award;

•	take any action to fund or secure the payment of any amounts under any Rite Aid benefit plan or arrangement;

•	other than as required by GAAP, change any assumptions used to calculate funding or contribution obligations under any Rite Aid benefit plan or arrangement, or increase or accelerate the funding rate in respect of any Rite Aid benefit plan or arrangement;

•	hire or engage the services of employees at the level of executive vice presidents or higher;

•	file amended tax returns;

•	make changes to any method of accounting;

•	make or change tax elections;

•	surrender claims for a refund of taxes;

•	consent to extensions or waivers of the limitation period applicable to tax claims or assessments relating to Rite Aid or any of its subsidiaries;

•	voluntarily recognize any union or other labor organization as the representative of any of the employees of Rite Aid or enter into any new or amended collective bargaining agreement with any labor organization or other representative of any employees of Rite Aid;

•	settle litigation proceedings that are adverse and material to Rite Aid and its subsidiaries, taken as a whole;

•	fail to renew or maintain material existing insurance policies or comparable replacement policies in each case that are material to Rite Aid and its subsidiaries, taken as a whole; or

•	agree, authorize or commit to do any of the foregoing actions.

Additionally, Rite Aid will, and will cause its subsidiaries to, use their reasonable best efforts to take, or cause to be taken, and to assist and cooperate with WBA and Walgreen Co. in taking or causing to be taken, all actions required by the WBA asset purchase agreement and each of the ancillary agreements relating thereto and to use its reasonable best efforts to do all things reasonably necessary, proper or advisable under the WBA asset purchase agreement and each of the ancillary agreements relating thereto and applicable law to consummate and make effective the transactions contemplated by the WBA asset purchase agreement and the ancillary agreements relating thereto, in each case only to the extent required by the WBA asset purchase agreement and such ancillary agreements.

The Rite Aid board of directors and Rite Aid will also take all actions necessary to render the Rite Aid tax benefits preservation plan inapplicable to the mergers and the other transactions contemplated by the merger agreement. The Rite Aid board of directors terminated the tax benefits preservation plan effective as of March 27, 2018.

Conduct of Business of ACI Pending the Merger

From the date of the merger agreement until the earlier of the effective time of the merger and the termination of the merger agreement, except (i) as expressly contemplated or permitted by the merger agreement, (ii) as set forth in ACI’s confidential disclosure schedules, (iii) as required by applicable laws, or (iv) as consented to by Rite Aid in writing (such consent not to be unreasonably withheld, conditioned or delayed), ACI will, and will cause its subsidiaries to (a) conduct its business in all material respects in the ordinary course, consistent with past practice, (b) use its commercially reasonable efforts to (x) preserve intact, in all material respects, its business organization, and its assets and properties, in each case, that are material to ACI and its subsidiaries, taken as a whole, and (y) maintain in all material respects the benefits of its existing business relationships with its customers, suppliers, distributors and key payors, in each case whose business relationships are material to ACI and its subsidiaries, taken as a whole, and (c) not, subject to certain exceptions:

•	amend its certificate of incorporation, bylaws or equivalent governing instruments;

•	acquire any business or person or make any investment in any person;

•	acquire or license any intellectual property from any third party that would be material to ACI and its subsidiaries, taken as a whole;

•	issue, deliver, sell, pledge, dispose of, grant, award or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities, of ACI or any of its subsidiaries, or adopt a plan of complete or partial liquidation;

•	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of ACI, or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of ACI’s subsidiaries;

•	create or incur liens;

•	make any loans or advances to any person;

•	sell or otherwise dispose of any assets or any corporation, partnership or other business organization or division thereof, or sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of ACI or any of its subsidiaries in any intellectual property;

•	declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of ACI or its subsidiaries’ capital stock;

•	commit, make or authorize capital expenditures;

•	modify in a manner adverse and material to ACI and its subsidiaries, taken as a whole, or terminate, material contracts;

•	enter into any contracts that would have been material contracts had they been entered into prior to the date of the merger agreement;

•	terminate, modify or amend on terms materially adverse to ACI, real property leases;

•	renew, extend, or exercise any option to renew or extend real property leases;

•	enter into new contracts with respect to real property leases;

•	incur indebtedness for borrowed money, modify in a manner adverse and material to ACI and its subsidiaries, taken as a whole, the terms of any such indebtedness for borrowed money, or assume or guarantee the indebtedness obligations of any person for borrowed money (and any financing incurred pursuant to the exceptions to this conduct of business covenant will not impair ACI’s ability to obtain the debt financing or its financing obligations under the merger agreement);

•	terminate, enter into, amend or renew (or communicate any intention to take such action) any material ACI benefit plan or arrangement;

•	adopt compensation or benefit arrangements that would be material ACI benefit plans or arrangements if they were in existence as of the date of the merger agreement;

•	increase the benefits or compensation provided to current or former employees, officers or directors;

•	grant any bonus or cash incentive compensation or any retention, severance or termination benefits;

•	grant any new equity awards, amend the terms of outstanding equity awards, or discretionarily accelerate the vesting or payment of any award;

•	take any action to fund or secure the payment of any amounts under any ACI benefit plan or arrangement;

•	other than as required by GAAP, change any assumptions used to calculate funding or contribution obligations under any ACI benefit plan or arrangement, or increase or accelerate the funding rate in respect of any ACI benefit plan or arrangement;

•	hire or engage the services of employees at the level of executive vice presidents or higher;

•	file amended tax returns;

•	make changes to any method of accounting;

•	make or change tax elections;

•	surrender claims for a refund of taxes;

•	consent to extensions or waivers of the limitation period applicable to tax claims or assessments relating to ACI or any of its subsidiaries;

•	voluntarily recognize any union or other labor organization as the representative of any of the employees of ACI or enter into any new or amended collective bargaining agreement with any labor organization or other representative of any employees of ACI;

•	settle litigation proceedings that are adverse and material to ACI and its subsidiaries, taken as a whole;

•	fail to renew or maintain material existing insurance policies or comparable replacement policies in each case that are material to ACI and its subsidiaries, taken as a whole; or

•	agree, authorize or commit to do any of the foregoing actions.

Additional Agreements

No Solicitation

As of the date of the merger agreement, Rite Aid agreed to immediately cease or cause to be terminated any solicitations of discussions or negotiations with any parties that may have been ongoing prior to the date of the merger agreement with respect to an acquisition proposal (as described below), to request that such parties promptly return or destroy all confidential information relating to Rite Aid or its subsidiaries previously furnished to such persons prior to the date of the merger agreement in connection with the consideration of alternative proposals and to immediately terminate access to data rooms previously granted to such parties.

Under the merger agreement, Rite Aid is generally not permitted to solicit or discuss acquisition proposals with third parties, subject to certain exceptions.

Except as otherwise provided in the merger agreement, Rite Aid may not, and has agreed to cause its subsidiaries and its and its subsidiaries’ directors, officers and employees not to, and has agreed to use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage, knowingly induce or knowingly facilitate (including by providing nonpublic information relating to Rite Aid or its subsidiaries) the making of any acquisition proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an acquisition proposal;

•	engage or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential or nonpublic information or data to, any person in connection with, relating to or for the purpose of encouraging or facilitating, an acquisition proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an acquisition proposal (other than as described below);

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal; or

•	execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar written or oral agreement relating to any acquisition proposal, which we refer to as an alternative acquisition agreement.

Notwithstanding anything to the contrary in the merger agreement, nothing contained in the merger agreement prevents Rite Aid or the Rite Aid board of directors from making any disclosure to stockholders if the Rite Aid board of directors determines in good faith that the failure to make such disclosure would be reasonably likely to be inconsistent with the Rite Aid board of directors’ fiduciary duties under applicable law (provided that neither Rite Aid nor the Rite Aid board of directors may effect a change of recommendation unless expressly permitted by the merger agreement and that any such disclosure that has the substantive effect of withdrawing or adversely modifying the Rite Aid board of directors’ recommendation that Rite Aid stockholders adopt the merger agreement will be deemed to be a change of recommendation), and the issuance by Rite Aid or the Rite Aid board of directors of a “stop, look and listen” communication as contemplated by Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to its stockholders) in which Rite Aid has not indicated that the Rite Aid board of directors has changed its recommendation that Rite Aid stockholders adopt the merger agreement will not constitute a change of recommendation.

Notwithstanding the restrictions described above, prior to, but not after, obtaining the stockholder approval of the proposal to adopt the merger agreement, Rite Aid is permitted to, in response to the receipt of a bona fide acquisition proposal made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement by Rite Aid and that the Rite Aid board of directors determines in good faith, after consultation with Rite Aid’s outside legal counsel and financial advisor, constitutes or could reasonably be expected to lead to a superior proposal:

•	furnish information with respect to Rite Aid to the party making such acquisition proposal pursuant to an acceptable confidentiality agreement that contains terms (including standstill restrictions; provided that such standstill restrictions need not restrict a person from making an offer or proposal to Rite Aid (including the Rite Aid board of directors) in respect of an acquisition proposal) substantially no less restrictive to Rite Aid’s counterparty than those contained in the confidentiality agreement; and

•	engage in discussions or negotiations with such party regarding such acquisition proposal.

In addition, following the receipt of an acquisition proposal made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement by Rite Aid, Rite Aid may contact the person who had made such acquisition proposal solely for the purpose of clarifying the material terms of any such proposal and the likelihood and timing of consummation thereof.

For purposes of the merger agreement, acquisition proposal means any proposal or offer (including a tender offer or exchange offer, but excluding the transactions contemplated by the WBA asset purchase agreement), from any person or group of persons (other than ACI, Merger Sub I or Merger Sub II) relating to:

•	any merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination, purchase, or similar transaction with respect to Rite Aid or any of its subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated revenues, net income or assets of Rite Aid and its subsidiaries, taken as a whole (after giving pro forma effect to the portion of the transactions contemplated by the WBA asset purchase agreement that have been completed as of the date of such proposal or offer); or

•	any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of Rite Aid) or businesses that constitute twenty percent (20%) or more of the consolidated revenues, net income or assets of Rite Aid and its subsidiaries, taken as a whole, or twenty percent (20%) or more of the total voting power of the equity securities of Rite Aid (in each case after giving pro forma effect to the portion of the transactions contemplated by the WBA asset purchase agreement that have been completed as of the date of such proposal or offer).

For purposes of the merger agreement, superior proposal means any bona fide written acquisition proposal (with all references to “twenty percent (20%) or more” in the definition of acquisition proposal being deemed to reference “fifty percent (50%) or more”) that the Rite Aid board of directors in good faith, after consultation with Rite Aid’s financial advisors and outside legal counsel, determines would, if consummated, result in a transaction more favorable from a financial point of view to the stockholders of Rite Aid than the mergers, taking into account all financing (including availability thereof) and regulatory aspects of such acquisition proposal, the likelihood and timing of consummation thereof (as compared to the transactions contemplated hereby), such other matters as the Rite Aid board of directors deems relevant and any changes to the terms of the merger agreement proposed by ACI in response to such superior proposal pursuant to, and in accordance with, the merger agreement.

Change of Recommendation

As described in the section entitled “The Merger—Recommendation of the Rite Aid Board of Directors; Rite Aid’s Reasons for the Merger” beginning on page [—] of this proxy statement/prospectus, and subject to the provisions described below, the Rite Aid board of directors has made the recommendation that the holders of Rite Aid common stock vote “FOR” the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the mergers. The merger agreement provides that the Rite Aid board of directors may not effect a change of recommendation except as described below.

The merger agreement provides that prior to, but not after, obtaining the stockholder approval of the proposal to adopt the merger agreement, the Rite Aid board of directors may, in response to a bona fide, unsolicited acquisition proposal that was made after the date of the merger agreement in circumstances not otherwise involving a material violation of the provisions of the merger agreement regarding acquisition proposals by Rite Aid, effect a change of recommendation if:

•	The Rite Aid board of directors determines in good faith, after consultation with Rite Aid’s outside legal counsel and financial advisor, that such acquisition proposal constitutes a superior proposal and determines in good faith, after consultation with Rite Aid’s outside legal counsel, that the failure to effect the change of recommendation would be reasonably likely to be inconsistent with the Rite Aid board of directors’ fiduciary duties under applicable law;

•	The Rite Aid board of directors provides ACI written notice of its intention to make a change of recommendation, which notice must include the material terms and conditions with respect to the acquisition proposal, including the identity of the party making such acquisition proposal and copies of any written proposals or offers, including proposed agreements;

•	During the four (4) business days following such written notice, or such shorter period as described in the merger agreement, if requested by ACI, Rite Aid and its representatives negotiate in good faith with ACI and its representatives regarding any adjustments to the terms of the merger agreement proposed by ACI in response to the superior proposal; and

•	After the four (4) business day period described above (as extended, if applicable, as described in the merger agreement) the Rite Aid board of directors reaffirms in good faith, after consultation with Rite Aid’s outside counsel and financial advisor (and taking into account any adjustment or modification of the terms of the merger agreement which ACI has proposed), that the acquisition proposal continues to be a superior proposal and (after consultation with Rite Aid’s outside legal counsel) that the failure to effect the change of recommendation would be reasonably likely to be inconsistent with the Rite Aid board of directors’ fiduciary duties under applicable law.

Under the merger agreement, any amendment to the financial terms or any other material amendment to the terms and conditions of any superior proposal will be deemed to be a new superior proposal, except if the Rite Aid board of directors seeks to make a change of recommendation as provided above, the notice period and the period during which Rite Aid and its representatives are required, if requested by ACI, to negotiate with ACI regarding any revisions to the terms of the merger agreement proposed by ACI in response to such new acquisition proposal will expire on the later of (x) two (2) business days after Rite Aid provides notice of the new superior proposal to ACI and (y) the end of the original four (4) business day period described above.

In addition to the foregoing, the Rite Aid board of directors is permitted to effect a change of recommendation based on events, developments, circumstances, changes, effects, conditions or occurrences that were not known by the Rite Aid board of directors (or if known, the consequences of which were not known or reasonably foreseeable) as of the date of the merger agreement, in each case other than involving or relating to an acquisition proposal, if:

•	The Rite Aid board of directors determines in good faith, after consultation with Rite Aid’s outside legal counsel, that the failure to effect the change of recommendation would be reasonably likely to be inconsistent with the Rite Aid board of directors’ fiduciary duties under applicable law;

•	The Rite Aid board of directors provides ACI four (4) business days prior written notice of its intention to take such action, which notice must include the basis of the proposed action; and

•	During the four (4) business days following such written notice, if requested by ACI, Rite Aid and its representatives negotiate in good faith with ACI and its representatives regarding any adjustments to the terms of the merger agreement proposed by ACI so that such event, development, circumstance, change, effect, condition or occurrence would cease to warrant a change of recommendation.

Notwithstanding the right of the Rite Aid board of directors to effect a change of recommendation under the merger agreement, Rite Aid is not entitled to terminate the merger agreement in connection therewith based on a change of recommendation alone. If the Rite Aid board of directors effects a change of recommendation under the merger agreement, ACI may either (i) terminate the merger agreement and receive the termination fee as more fully described in the section entitled “—Termination of the Merger Agreement—Termination Fees” beginning on page [—] of this proxy statement/prospectus or (ii) continue to require the Rite Aid stockholders be afforded the opportunity to vote on the proposal to adopt the merger agreement.

For the purpose of the merger agreement, the term change of recommendation is defined as the Rite Aid board of directors’ (i) failure to include in the proxy statement/prospectus its recommendation that Rite Aid stockholders adopt the merger agreement, (ii) approval, endorsement or recommendation, or public proposal to approve, endorse or recommend, or otherwise declare advisable to the stockholders of Rite Aid, an acquisition proposal, (iii) following the commencement of a tender offer or exchange offer that constitutes an acquisition proposal, failure to publish, send or give to its stockholders, pursuant to the Exchange Act, within ten (10) business days after such tender offer or exchange offer is first published, sent or given, or subsequently amended in any material respect, a statement recommending that stockholders reject such tender offer or exchange offer and affirming its recommendation that Rite Aid stockholders adopt the merger agreement or (iv) formal resolution to effect or publicly announce an intention to effect any of the foregoing, in each case prior to obtaining the approval of the stockholders.

Stock Exchange Listing

ACI and Rite Aid will use reasonable best efforts to cause the shares of ACI common stock to be issued in the merger and such other shares to be reserved for issuance in connection with the merger to, prior to closing, be approved for listing on the NYSE, subject to official notice of issuance.

Further Action; Efforts

Rite Aid and ACI have each agreed to use their reasonable best efforts to take, or cause to be taken, and to assist and cooperate with the other parties to the merger agreement in taking or causing to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things reasonably necessary, proper or advisable under the merger agreement and applicable law to consummate and make effective the mergers and the other transactions contemplated by the merger agreement in the most expeditious manner practicable.

Notwithstanding the obligations of Rite Aid and ACI summarized in the immediately foregoing paragraph, ACI and Rite Aid are not required to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (i) requires the divestiture of any assets of any of Rite Aid, ACI or any of their subsidiaries, (ii) limits ACI’s or its subsidiaries’ freedom of action with respect to, or its or their ability to retain Rite Aid and its subsidiaries or any portion thereof or any of ACI’s or its affiliates’ other assets or businesses, or (iii) in ACI’s reasonable judgment would be expected to have a material adverse impact on any of its or its subsidiaries’ businesses or the businesses to be acquired by it pursuant to the merger agreement, either individually or in the aggregate, except that ACI will agree to the sale, divestiture or disposition of any assets of Rite Aid or its subsidiaries that do not exceed $45 million in retail four-wall EBITDA if necessary or advisable in order to obtain any required antitrust consents.

In addition, the parties to the merger agreement will not, and will not permit any of their respective subsidiaries to, engage in, publicly propose or enter into any transaction that would reasonably be expected to (i) result in any material delay in the obtaining or materially increase the risk of not obtaining any required consent from any governmental entity with respect to the transactions contemplated by the merger agreement or (ii) materially increase the risk of any governmental entity entering a legal restraint prohibiting or materially delaying the consummation of the mergers or the other transactions contemplated by the merger agreement. In addition, ACI may not enter into a transaction that would materially and adversely impact the ability of ACI, Merger Sub I or Merger Sub II to obtain the debt financing contemplated by the merger agreement (or alternative financing in lieu thereof).

If any objections are asserted with respect to the merger or the other transactions contemplated by the merger agreement under any antitrust law or if any suit or proceeding, whether judicial or administrative, is instituted by any governmental entity or other person challenging the merger or other transactions contemplated by the merger agreement under any antitrust law, each of ACI and Rite Aid will use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of the merger and the other transactions contemplated by the merger agreement, and/or (ii) take such action as reasonably necessary to overturn any legal restraint or regulatory action by any governmental entity to block consummation of the merger or the other transactions contemplated by the merger agreement, including by defending any suit, action, or other legal proceeding through litigation on the merits of any claim asserted by any governmental entity or other person in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such governmental entity or other person may have to such transactions under such antitrust law so as to permit consummation of the transactions contemplated by the merger agreement prior to the end date in the merger agreement. ACI and Rite Aid have agreed to cooperate with one another in connection with all proceedings related to the foregoing.

In addition, ACI and Rite Aid each agreed to:

•	no later than February 26, 2018, make appropriate filings of “Notification and Report Forms” pursuant to the HSR Act, which the parties filed on February 26, 2018;

•	as promptly as practicable (unless a later time is mutually agreed between the parties), make appropriate filings with appropriate insurance governmental entities;

•	as promptly as practicable and advisable, make appropriate filings under any healthcare law or insurance law that are necessary or advisable in connection with the mergers or any of the other transactions contemplated by the merger agreement; and

•

as promptly as practicable and advisable, prepare and submit all other filings, notifications, information updates and other presentations required by or in connection with seeking, and obtain, all consents from any governmental entity or other third party, in each case that are necessary or advisable in connection with the mergers or any of the other transactions contemplated by the merger agreement, and to assist and cooperate with the other party in connection with the foregoing, except that Rite Aid will have no obligation to amend or modify any contract or pay any fee to any third party for the purpose of obtaining any such consent, or pay any costs and expenses of any third party resulting from the process of obtaining such consent.

Subject to the limitations on divestitures described above, each of ACI, on the one hand, and Rite Aid, on the other hand, will in connection with the reasonable best efforts referenced above, as applicable:

•	cooperate in all respects with each other and their respective representatives in connection with any filing or submission and in connection with any proceeding by or before a governmental entity, including any proceeding initiated by a private party;

•	promptly inform the other party and/or its counsel, and provide copies, of any substantive communication received by such party from, or given by such party to, the FTC, the DOJ or any other governmental entity or such private party, in each case regarding any such filing, submission, proceeding or the transactions contemplated by the merger agreement;

•	comply, as early as practicable and advisable, with any request for additional information, documents or other materials received by such party or any of its subsidiaries from the FTC, the DOJ or any such other governmental entity, and without limiting the foregoing, to the extent there is a Request for Additional Information from the FTC or DOJ, which we refer to as a second request, following the HSR Act filing, the parties will certify substantial compliance with the second request no later than one hundred twenty (120) days following receipt of the second request;

•	not directly or indirectly extend any waiting period under the HSR Act except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed);

•	permit the other party and/or its counsel to review and discuss reasonably in advance, and consider in good faith the views of the other party and/or its counsel in connection with, any proposed substantive communication to be given by it to the DOJ, the FTC or any such other governmental entity or, in connection with any proceeding by such private party, any other person; and

•	to the extent not prohibited by the DOJ, the FTC or such other governmental entity, give the other party and/or its counsel reasonable advance notice of any in-person meeting, and any conference call that is initiated by such party or scheduled in advance, with such governmental entity or such private party and not participate independently therein without first giving the other party and/or its counsel reasonable opportunity to attend and participate therein or, in the event such other party and/or its counsel does not attend or participate therein, consulting with such other party and/or its counsel reasonably in advance and considering in good faith the views of such other party and/or its counsel in connection therewith.

ACI and Rite Aid have agreed to cooperate to make all strategic decisions and jointly undertake all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any governmental entity, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the consummation of the merger and the other transactions contemplated by the merger agreement. Neither Rite Aid nor ACI will permit any of its representatives to, make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any governmental entity with respect to any proposed settlement, consent decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling without consent from the other party, except that Rite

Aid’s consent with respect to any offer made by ACI to any governmental entity, or ACI’s acceptance of any offer made by any governmental entity, in each case, with respect to the sale, divestiture or disposition of any assets of Rite Aid or its subsidiaries necessary or advisable in order to obtain any required antitrust consents that exceeds the $45 million in retail four-wall EBITDA threshold described above will not be unreasonably withheld, conditioned or delayed. ACI will not be required to pay a termination fee of $65 million to Rite Aid if ACI confirms in writing that ACI is willing to agree to the sale, divestiture or disposition of assets of Rite Aid or its subsidiaries in excess of such $45 million in retail four-wall EBITDA threshold in order to obtain any required antitrust consents and Rite Aid determines not to agree to such a sale, divestiture or disposition. See the section entitled “—Termination of the Merger Agreement—Termination Fees” beginning on page [—] of this proxy statement/prospectus for more information.

Employees and Employee Benefits

For the twelve (12) month period following the completion of the merger (or, if shorter, during an employee’s period of employment following the closing), ACI has agreed to provide, or cause the surviving company to provide, to the employees of Rite Aid or its subsidiaries who are not represented by a labor organization and who continue to be employed by Rite Aid or the surviving company or any subsidiary or affiliate thereof, which we refer to as the continuing non-union employees:

•	the same base salary and wage rate as the base salary and wage rate provided to such continuing non-union employee immediately prior to the effective time of the merger,

•	employee incentive compensation opportunities, but excluding equity incentive compensation opportunities, that are no less favorable in the aggregate than the incentive compensation opportunities provided to such continuing non-union employees immediately prior to the effective time of the merger;

•	equity incentive compensation opportunities that are no less favorable than the equity incentive compensation opportunities provided to comparable employees of ACI who are not represented by a labor organization immediately following the effective time of the merger; and

•	employee benefits that are substantially comparable in the aggregate (including with respect to the proportion of employee cost) to the employee benefits provided to such continuing non-union employees immediately prior to the effective time of the merger.

Following the completion of the merger, the surviving company will observe the terms of all existing collective bargaining agreements that govern the wages, hours and other terms and conditions of employment of employees of Rite Aid or its subsidiaries who are covered by such collective bargaining agreements and who continued to be employed by the surviving company or any subsidiary or affiliate thereof, which we refer to as the continuing union-represented employees.

For the twelve (12) month period following the completion of the merger, ACI has agreed to provide, or cause the surviving company to provide, to the continuing non-union employees, severance benefits which are no less favorable than those set forth on Rite Aid’s confidential disclosure schedules. From and after the effective time of the merger, ACI had agreed to cause the surviving company and its subsidiaries to honor Rite Aid’s employee benefit plans and arrangements set forth on Rite Aid’s confidential disclosure schedules; except that the surviving company may amend or terminate any such employee benefit plan and arrangement in accordance with its terms. ACI and Rite Aid have agreed that the occurrence of the closing of the merger will constitute a “Change in Control” for purposes of the Rite Aid stock plans, employee benefit plans and arrangements and related trusts set forth on Rite Aid’s confidential disclosure schedules.

With respect to each benefit plan, program, practice, policy or arrangement maintained by ACI following the effective time of the merger and in which any of the continuing non-union employees or continuing union-represented employees, which we refer to as the continuing employees, participate, which we refer to as the ACI plans, and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of or entitlement to pension benefits, post-employment or retiree welfare benefits, special or early retirement programs or window separation programs), service with Rite Aid (or predecessor employers to the extent Rite Aid provides or has recognized past service credit) will be treated as service with ACI. Each applicable ACI plan will waive eligibility waiting periods and pre-existing condition limitations to the extent waived or not included under the corresponding Rite Aid plan. ACI will use commercially reasonable efforts to give the continuing employees credit under the applicable ACI plan for amounts paid prior to the effective time of the merger during the calendar year in which the effective time of the merger occurs under a corresponding Rite Aid plan for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the ACI plan.

Directors’ and Officers’ Indemnification and Insurance

For six (6) years from and after the effective time of the merger, the surviving company will indemnify and hold harmless each present and former director, officer and employee of Rite Aid or any of its subsidiaries (in each case, when acting or having acted in such capacity), determined as of the effective time of the merger, against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding arising out of matters existing or occurring at or prior to the effective time of the merger, to the fullest extent that Rite Aid would have been permitted under applicable law, the organizational documents of Rite Aid or its subsidiaries, as applicable, and any indemnification agreements with any directors, officers and employees of Rite Aid or any of its subsidiaries in effect on the date of the merger agreement to indemnify such person (and the surviving company will also advance expenses (including reasonable attorneys’ fees and expenses) as incurred to the fullest extent permitted under applicable law; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

Prior to the effective time of the merger, Rite Aid will be permitted to and, if Rite Aid fails to do so, ACI will cause the surviving company as of the effective time of the merger to, obtain and fully pay for “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of Rite Aid’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the effective time of the merger, that will be from an insurance carrier with the same or better credit rating as Rite Aid’s insurance carrier as of the date of the merger agreement with respect to directors’ and officers’ liability insurance with benefits and levels of coverage (including terms relating thereto) that are at least as favorable as Rite Aid’s existing policies with respect to matters existing or occurring prior to the effective time of the merger (including in connection with the merger agreement, the mergers or the transactions contemplated thereby). In no event will Rite Aid expend, or will ACI or the surviving company be required to expend, for such policies an aggregate premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by Rite Aid for such insurance. If Rite Aid and the surviving company for any reason fail to obtain such “tail” insurance policies as of the effective time of the merger, (i) the surviving company will, and ACI will cause the surviving company to, continue to maintain in effect for a period of at least six (6) years from and after the effective time of the merger the directors and officers insurance in place as of the date of the merger agreement with benefits and levels of coverage (including terms relating thereto) that are at least as favorable as provided in Rite Aid’s existing policies as of the date of the merger agreement, or (ii) the surviving company will, and ACI will cause the surviving company to, obtain directors and officers insurance for such six (6) year period with benefits and levels of coverage (including terms relating thereto) that are at least as favorable as Rite Aid’s existing policies as of the date of the merger agreement. However, in no event will ACI or the surviving company be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by Rite Aid for such insurance. If the annual premiums of such insurance coverage exceed such amount, the surviving company will obtain a policy with the best available coverage for a cost not exceeding such amount. The surviving company will maintain such policies in full force and effect, and continue to honor the obligations thereunder for a period of not less than six (6) years from and after the effective time of the merger.

Please see the section entitled “Description of ACI Capital Stock—Limitation of Liability of Officers and Directors; Indemnification” beginning on page [—] of this proxy statement/prospectus for additional information.

Transaction Litigation

Subject to entry into a customary joint defense agreement, each of Rite Aid and ACI will give the other party the opportunity to consult regarding, and participate in the defense of, any litigation related to the merger agreement, the merger or the other transactions contemplated by the merger agreement brought by a stockholder of such party against such party or any member of the board of directors of such party after the date of the merger agreement and prior to the effective time of the merger, and each of Rite Aid and ACI will not settle or agree to settle any such transaction litigation without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), subject to certain exceptions.

Financing

The merger agreement contains certain other covenants and agreements regarding SEC reporting and financial cooperation, including:

•	Prior to the effective time of the merger, Rite Aid and ACI will use all reasonable efforts to take such steps as may be reasonably necessary or advisable to cause any dispositions of Rite Aid equity securities (including derivative securities) or acquisitions of ACI equity securities (including derivative securities) pursuant to, or resulting from, the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Rite Aid (or will become subject to the reporting requirements with respect to ACI) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

•	Rite Aid will, and will cause its subsidiaries and its and their respective representatives to, use its and their respective commercially reasonable efforts to provide such cooperation as may be reasonably requested by ACI, Merger Sub I or Merger Sub II in connection with the Financing, subject to certain specified limitations under the merger agreement.

•

As soon as reasonably practicable after the receipt of any written request by ACI to do so, and without limiting Rite Aid’s ability to otherwise redeem, repurchase, tender, discharge or make an asset sale offer, Rite Aid will take all actions and prepare and deliver all other documents (including any officers certificates and legal opinions) as may be reasonably required under the applicable Rite Aid indenture (i) to issue a notice of redemption for all of the outstanding aggregate principal amount of the applicable series of the Rite Aid Notes (together with all accrued and unpaid interest and applicable premiums related to such series of such Rite Aid Notes) pursuant to the applicable provisions of the applicable Rite Aid indentures, which we refer to as the redemptions, except that such notice will not be required to be issued by Rite Aid prior to the effective time of the merger unless the redemption provided for in such notice is conditioned on the occurrence of the effective time of the merger and such condition is permitted under the applicable Rite Aid indenture governing the series of Rite Aid Notes that are the subject of such redemption as determined by Rite Aid after consultation with its legal counsel and (ii) (a) subject to the bullet immediately below, with respect to the 2020 Rite Aid Notes (which were fully redeemed on April 12, 2018) and 2021 Rite Aid Notes, irrevocably depositing with the applicable trustee on the closing date funds sufficient to pay in full the then outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums or consent payments related to, such series of Rite Aid Notes and to take such other actions as are necessary to cause the satisfaction and discharge of the applicable Rite Aid indentures and such series of Rite Aid Notes substantially concurrently with the closing and (b) with respect to the 2023 Rite Aid Notes, take such actions as are necessary to cause the satisfaction and discharge of the applicable Rite Aid indentures and such series of Rite Aid Notes substantially concurrently with the closing, subject to the irrevocable deposit by ACI with the applicable trustee on the closing date of funds sufficient to pay in full the then outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums or consent payments related to, such series of Rite Aid Notes, as arranged by ACI, after giving effect to the net cash proceeds from the transactions contemplated by the WBA asset purchase agreement available therefor, less the payoff amounts for Rite Aid’s credit agreement, and with respect to the 2023 Rite Aid Notes, the amounts deposited with the applicable trustees.

•	In the event that there remains any outstanding amounts or obligations under the Rite Aid Notes or Rite Aid’s credit agreement following Rite Aid’s use of the net cash proceeds received under the WBA asset purchase agreement, ACI will make available to Rite Aid on or prior to the effective time of the merger all funds necessary to satisfy any such remaining obligations under such Rite Aid Notes and Rite Aid’s credit agreement.

•	ACI will make available to Rite Aid on or prior to the effective time of the merger all funds necessary to satisfy any obligations of Rite Aid to Rite Aid’s debt holders under the Rite Aid Notes that may arise as a result of the transactions contemplated by the merger agreement, including any funds necessary to complete the redemption of any Rite Aid Notes.

•	To the extent Rite Aid’s credit agreement has not previously been discharged or terminated on or prior to the second (2nd) business day prior to the closing date, Rite Aid will use its reasonable best efforts to cause the agent under the credit agreement to deliver to ACI a copy of a draft payoff letter, in customary form evidencing the termination of security interests and release of guarantees upon the repayment of all outstanding obligations payable thereunder and the termination of all commitments thereunder.

•	ACI will, promptly upon written request by Rite Aid, reimburse Rite Aid for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and expenses) to the extent such costs, fees and expenses are incurred by Rite Aid, its subsidiaries or their respective representatives in connection with any such party complying with the obligations under the financing cooperation covenant and the redemptions covenant, and ACI will indemnify and hold harmless Rite Aid, its subsidiaries and their respective representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs or expenses suffered or incurred by them to the extent such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses arose out of the actions taken by Rite Aid, its subsidiaries or their respective representatives pursuant to the financing cooperation covenant and the redemptions covenant (other than information provided by Rite Aid, its subsidiaries or representatives in writing), except in the event such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of or resulted from the gross negligence or willful misconduct of Rite Aid, any of its subsidiaries or any of their respective representatives.

Corporate Governance Covenants

ACI Board of Directors

The ACI board of directors will cause the number of directors that will constitute the full ACI board of directors at the effective time of the merger to be nine (9). The ACI board of directors at the effective time of the merger will be composed of: (i) Robert G. Miller, who was selected to be Chairman, and Lenard B. Tessler, who was selected to be Lead Director (provided, however, that if either Mr. Miller or Mr. Tessler is unable to so serve, their replacement will be designated in writing by ACI); (ii) John T. Standley (provided, however, that if Mr. Standley is unable to so serve, his replacement will be designated in writing by Rite Aid); (iii) two (2) directors designated in writing by ACI, at least one of whom will qualify as “independent” under the listing rules of the NYSE and will not be a partner or employee of Cerberus or its affiliates (including its portfolio companies), or of a co-investor in ACI (or its affiliates (including its portfolio companies)) as of immediately prior to the mergers; (iv) three (3) directors designated in writing by Rite Aid, each of whom will qualify as “independent” under the listing rules of the NYSE; and (v) one (1) director jointly designed by ACI and Rite Aid, who will qualify as “independent” under the listing rules of the NYSE and who will not be a partner or employee of Cerberus or its affiliates (including its portfolio companies), or of a co-investor in ACI (or its affiliates (including its portfolio companies)) as of immediately prior to the mergers.

Subject to the foregoing paragraph (and not in addition to the foregoing paragraph), ACI’s Board of Directors will take all necessary action to nominate and cause, from and after the effective time of the merger:

•	until such time as Cerberus ceases to hold at least at least ten percent (10%) of the issued and outstanding shares of ACI common stock, two (2) individuals designated in writing by Cerberus to be elected to ACI’s Board of Directors; and

•	from and after the time that Cerberus ceases to hold at least ten percent (10%) of the issued and outstanding shares of ACI common stock and until such time as Cerberus ceases to hold at least five percent (5%) of the issued and outstanding shares of ACI common stock, one (1) individual designated in writing by Cerberus to be elected to ACI’s Board of Directors.

Subject to the first paragraph of this section, until such time as Cerberus ceases to hold at least fifteen percent (15%) of the issued and outstanding shares of ACI common stock, ACI’s Board of Directors will take all necessary action to cause a director designated in writing by Cerberus to be elected as Lead Director and if Robert Miller has ceased to be Chairman, a director designated by Cerberus to be Chairman, provided that either the Lead Director or the Chairman will qualify as “independent” under the listing rules of the NYSE and will not be a partner or employee of Cerberus or its affiliates (including its portfolio companies) or of a co-investor in ACI (or its affiliates (including its portfolio companies)) as of immediately prior to the mergers.

From and after the time that Cerberus ceases to hold at least fifteen percent (15%) of the issued and outstanding shares of ACI common stock and until such time as Cerberus ceases to hold at least ten percent (10%) of the issued and outstanding shares of ACI common stock, ACI’s Board of Directors will take all action necessary to cause a director designated in writing by Cerberus to be elected as Lead Director.

Corporate Headquarters

Immediately after the effective time of the merger, ACI will have co-corporate headquarters in Boise, Idaho, and in the Harrisburg, Pennsylvania metropolitan area.

Termination of Agreements

Prior to the effective time of the merger, ACI will (i) terminate the ACI stockholders agreement and any other agreement with respect to the voting of any capital stock or voting securities of, or voting of other equity interests in, ACI, without any continuing liabilities or obligations for ACI, Rite Aid or any of their subsidiaries, other than the registration rights agreement and lock-up agreements to be entered into pursuant to the merger agreement, and (ii) take all action necessary to terminate or amend any agreement to which ACI or any of its subsidiaries is a party that provides for the payment of a management fee or any other payments to any stockholder of ACI such that no management fees or any other payments remain payable to any stockholder of ACI after February 18, 2018.

Assumption of Certain Obligations

ACI will, upon consummation of the mergers, assume (including by operation of law) any remaining obligations of Rite Aid under the WBA asset purchase agreement, the Transition Services Agreement, dated as of October 17, 2017, by and between Rite Aid and Walgreen Co. and the Transitional Trademark License Agreement, dated as of October 17, 2017, by and among Rite Aid, Walgreen Co. and Name Rite, L.L.C.

Use of Proceeds

An amount equal to the net proceeds received by Rite Aid under the WBA asset purchase agreement will be, or will have been, used to (i) redeem or otherwise repurchase the 2020 Rite Aid Notes and the 2021 Rite Aid Notes, (ii) effect a pre-effective time redemption of the Rite Aid Notes, (iii) pay down amounts due under the Rite Aid credit agreement, Rite Aid’s Tranche 1 Term Loan due August 2020, or Rite Aid’s Tranche 2 Term Loan due June 2021, or (iv) extinguish current liabilities associated with the stores sold and employees transferred to the extent such liabilities exceed current assets retained associated with the stores sold. Notwithstanding the foregoing, pending application of such net cash proceeds, Rite Aid may temporarily reduce its credit agreement borrowings without a reduction in commitments. Rite Aid has repaid the Tranche I Term Loan and Tranche II Term Loan in full. On February 27, 2018, Rite Aid announced that it had commenced an offer to purchase up to $900,000,000 of the outstanding Rite Aid Notes, pursuant to the asset sale provisions of the indentures of the Rite Aid Notes. On March 29, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $3,454,000 principal amount of the 2020 Rite Aid Notes, representing 0.38% of the outstanding principal amount of the 2020 Rite Aid Notes, $3,471,000 principal amount of the 2021 Rite Aid Notes, representing 0.43% of the outstanding principal amount of the 2021 Rite Aid Notes, and $41,751,000 principal amount of the 2023 Rite Aid Notes, representing 2.32% of the outstanding principal amount of the 2023 Rite Aid Notes. On April 12, 2018, Rite Aid redeemed all of the 2020 Rite Aid Notes that remained outstanding pursuant to the terms of the indenture of the 2020 Rite Aid Notes. On April 19, 2018, Rite Aid announced that it had commenced a similar asset sale offer to purchase up to $700,000,000 of the 2021 Rite Aid Notes and the 2023 Rite Aid Notes, pursuant to the respective indentures governing the 2021 Rite Aid Notes and the 2023 Rite Aid Notes. On May 21, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, $1,360,000 principal amount of the 2021 Rite Aid Notes, representing 0.17% of the outstanding principal amount of the 2021 Rite Aid Notes, and $4,759,000 principal amount of the 2023 Rite Aid Notes, representing 0.27% of the outstanding principal amount of the 2023 Rite Aid Notes. On May 25, 2018, Rite Aid announced that it had issued a notice of redemption for all $805,169,000 aggregate principal amount of the outstanding 2021 Rite Aid Notes on June 25, 2018, pursuant to the terms of the indenture of the 2021 Rite Aid Notes.

Share Limitation

Immediately prior to the effective time of the merger, (i) ACI will have no shares of ACI preferred stock and no more than 282,877,942 shares of ACI common stock (including any phantom units and management incentive units) and (ii) Rite Aid will have no shares of Rite Aid preferred stock and no more than 1,118,750,658 shares of Rite Aid common stock (assuming Rite Aid’s tax benefits preservation plan (which the Rite Aid board of directors terminated effective as of March 27, 2018) has not been triggered and not including any restricted stock unit that by its terms provides for settlement in cash), in each case, outstanding on a fully diluted, as converted and as exercised basis.

Conditions to Completion of the Mergers

The respective obligations of Rite Aid, ACI, Merger Sub I and Merger Sub II to effect the mergers are subject to the satisfaction (or, to the extent permitted by applicable law, waiver by each of Rite Aid and ACI) at or prior to the closing of the following conditions:

•	receipt of Rite Aid stockholder approval to adopt the merger agreement and the transactions contemplated thereby;

•	no law or injunction (whether temporary, preliminary or permanent) has been enacted, entered, promulgated or enforced by any governmental entity of competent jurisdiction that prevents, makes illegal, prohibits, restrains or enjoins the consummation of the mergers, which we refer to as the Legal Restraints Condition;

•	the waiting period (and any extension thereof) applicable to the consummation of the mergers under the HSR Act has expired or been earlier terminated (which condition was satisfied on March 28, 2018);

•	shares of ACI common stock to be issued in the merger and such other shares to be reserved for issuance in connection with the merger have been approved for listing on the NYSE, subject to official notice of issuance;

•	the Form S-4 has become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 has been issued and no proceedings for that purpose will have been initiated by the SEC;

•	Rite Aid has received no less than $4.076 billion of gross proceeds under the WBA asset purchase agreement (which condition was satisfied on March 13, 2018); and

•	the approval of a “Form A” application with the Ohio Department of Insurance for ACI and its applicable stockholder(s) (which was filed on April 24, 2018).

The obligations of ACI, Merger Sub I and Merger Sub II to effect the mergers are further subject to the satisfaction (or, to the extent permitted by applicable law, waiver by ACI) at or prior to the closing of the following conditions:

•	the representations and warranties of Rite Aid relating to certain organization and qualification matters, authority, the absence of certain changes and events and brokers are true and correct as of the date of the merger agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date);

•	the representations and warranties of Rite Aid relating to certain capitalization matters are true and correct (except for de minimis inaccuracies) as of the date of the merger agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct in all but de minimis respects as of such earlier date);

•	each of the representations and warranties of Rite Aid, other than those specifically identified in the two immediately preceding bullets, is true and correct as of the date of the merger agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date), except to the extent the failure of such representations and warranties of Rite Aid to be so true and correct (without giving effect to any “material adverse effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Rite Aid;

•	Rite Aid has performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by, or complied with by, it under the merger agreement at or prior to the closing;

•	since the date of the merger agreement, there has not occurred a material adverse effect with respect to Rite Aid;

•	ACI has received a certificate of the Chief Executive Officer or the Chief Financial Officer of Rite Aid, certifying that the conditions set forth in the five preceding bullet points have been satisfied; and

•	Rite Aid has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Rite Aid, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date on which the effective time occurs, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Rite Aid to effect the mergers is further subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Rite Aid) at or prior to the closing of the following conditions:

•	the representations and warranties of ACI, Merger Sub I and Merger Sub II relating to certain organization matters, authority, absence of certain changes and events and brokers are true and correct as of the date of the merger agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date);

•	the representations and warranties of ACI, Merger Sub I and Merger Sub II relating to certain capitalization matters are true and correct (except for de minimis inaccuracies) as of the date of the merger agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct in all but de minimis respects as of such earlier date);

•	the representations and warranties of ACI set forth in the merger agreement (other than those identified in the preceding two bullets) are true and correct, in each case as of the date of the merger agreement and as of the closing date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct as of such earlier date), except to the extent the failure of such representations and warranties of ACI to be so true and correct (without giving effect to any “material adverse effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to ACI;

•	each of ACI, Merger Sub I and Merger Sub II has performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by, or complied with by, it under the merger agreement at or prior to the closing;

•	since the date of the merger agreement, there has not occurred a material adverse effect with respect to ACI;

•	Rite Aid has received a certificate of the Chief Executive Officer or the Chief Financial Officer of ACI, certifying that the conditions set forth in the five preceding bullet points have been satisfied;

•	ACI has received an opinion of Schulte Roth & Zabel LLP, tax counsel to ACI, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date on which the effective time occurs, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	Albertsons Investor Holdings LLC has distributed all ACI common stock held by it to its respective equity holders; and

•	ACI has delivered to Rite Aid the lock-up agreement, no action agreement and the standstill agreement, in each case substantially in the form attached to the merger agreement and such agreements remain in full force in effect as of the closing.

Termination of the Merger Agreement

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger:

•	By the mutual written consent of ACI and Rite Aid;

•	by either ACI or Rite Aid:

•	if any court of competent jurisdiction or other governmental entity has issued a legal restraint that prevents, makes illegal, prohibits, restrains or enjoins the consummation of the mergers and such legal restraint is or will become final and nonappealable, except this termination right will not be available to a party whose breach of the merger agreement was the primary cause of, or primarily resulted in, the issuance of such legal restraint, which we refer to as the Legal Restraint Termination Right;

•	if the effective time of the merger has not occurred on or before August 18, 2018, which we refer to as the end date, except that this termination right will not be available to a party whose breach of the merger agreement was the primary cause of, or primarily resulted in, the failure of the effective time of the merger to occur on or before the end date; provided that either party may extend the end date to November 18, 2018 if on August 18, 2018 all of the conditions set forth in the merger agreement have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the closing, would have been so satisfied if the closing would have occurred) or remain capable of being satisfied except for certain closing conditions relating to Rite Aid stockholder approval (due to the Rite Aid stockholders meeting not having been held yet), the antitrust consents, the Form S-4 effectiveness and the “Form A” application with the Ohio Department of Insurance, which we refer to as the End Date Termination Right; or

•	if Rite Aid’s stockholders do not adopt the merger agreement and the transactions contemplated thereby at the stockholders meeting or at any adjournment or postponement of the stockholders meeting at which a vote on the adoption of the merger agreement was taken, which we refer to as the Stockholder Vote Termination Right.

•	by Rite Aid:

•	if there has been a breach of any representation, warranty, covenant or agreement contained in the merger agreement by ACI, Merger Sub I or Merger Sub II, or if any such representation or warranty has become inaccurate, such that the closing conditions relating to the accuracy of the representations and warranties of ACI, Merger Sub I and Merger Sub II and performance of the obligations of ACI, Merger Sub I and Merger Sub II would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period; or

•	prior to obtaining the Rite Aid stockholder approval, if (i) the Rite Aid board of directors has, after complying with its obligations with respect to acquisition proposals, entered into a definitive agreement in connection with a superior proposal concurrently with such termination and (ii) Rite Aid pays to ACI the termination fee under the merger agreement of $65 million; which we refer to as the Rite Aid Alternative Acquisition Termination Right;

•	by ACI:

•	if there has been a breach of any representation, warranty, covenant or agreement contained in the merger agreement by Rite Aid, or if any such representation or warranty has become inaccurate, such that the closing conditions relating to the accuracy of the representations and warranties of Rite Aid and performance of the obligations of Rite Aid would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period, which we refer to as the Obligations of Rite Aid Termination Right; or

•	if prior to obtaining stockholder approval of the merger agreement and the transactions contemplated thereby, the Rite Aid board of directors effects a change of recommendation, which we refer to as the ACI Change of Recommendation Termination Right.

Effect of Termination

If the merger agreement is terminated as described in the section entitled “—Termination” beginning on page [—] of this proxy statement/prospectus, the merger agreement will be void and have no effect, and there will not be any liability or obligation on the part of any party, except that:

•	no termination will affect the obligations of the parties contained in the confidentiality agreement or the Clean Team Agreement, dated as of November 17, 2017, by and between Rite Aid, together with its subsidiaries and affiliates, and Albertsons Companies, LLC, together with its subsidiaries and affiliates, including Cerberus;

•	no termination will relieve any party from liability for damages resulting from fraud or willful breach (as described below) prior to such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity; and

•	certain other provisions of the merger agreement, including (i) covenants with respect to publicity concerning the transaction and (ii) provisions with respect to the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive such termination.

For the purpose of the merger agreement, the term “willful breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, the merger agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under the merger agreement. In addition, the failure, for any reason, of ACI, Merger Sub I or Merger Sub II to consummate the mergers and the other transactions contemplated by the merger agreement on the date that the closing is required to occur constitutes a willful breach of the merger agreement.

Termination Fees

Under the merger agreement, Rite Aid will be required to pay a termination fee of $65 million (less ACI expenses of up to $10 million, to the extent previously paid by Rite Aid) in connection with a termination of the merger agreement under the following circumstances:

•	in the event the merger agreement is terminated by Rite Aid pursuant to the Rite Aid Alternative Acquisition Termination Right;

•	in the event the merger agreement is terminated by ACI pursuant to the ACI Change of Recommendation Termination Right (provided that such termination was not the result of a material adverse effect on ACI); or

•	in the event the merger agreement is terminated by Rite Aid or ACI pursuant to the Stockholder Vote Termination Right or End Date Termination Right or by ACI pursuant to the Obligations of Rite Aid Termination Right, and in either such case prior to such termination, any person has publicly announced an intention to make an acquisition proposal, or an acquisition proposal has otherwise become publicly known, and within twelve (12) months after such termination, (i) Rite Aid or any of its subsidiaries enter into a definitive agreement with respect to such acquisition proposal or (ii) an acquisition proposal is consummated involving Rite Aid or any of its subsidiaries, provided that for the purposes of this bullet, references to twenty percent (20%) in the definition of acquisition proposal are deemed to be references to fifty percent (50%).

Under the merger agreement, ACI will be required to pay a termination fee of $65 million in the event the merger agreement is terminated by ACI or Rite Aid pursuant to (i) the Legal Restraint Termination Right if the applicable legal restraint giving rise to such termination right is issued under or pursuant to any antitrust law or (ii) the End Date Termination Right, in each case of (i) and (ii), if on the termination date the only conditions to closing that have not been satisfied (other than those conditions that by their nature are to be satisfied at the closing which conditions would be capable of being satisfied at the closing if the closing date were on the termination date) are the Legal Restraints Condition (and the applicable legal restraint causing the Legal Restraints Condition not to be satisfied is issued under or pursuant to any antitrust law) and/or the condition that the applicable waiting periods under the HSR Act have expired or been earlier terminated. Notwithstanding the foregoing, ACI will not be required to pay a termination fee of $65 million to Rite Aid if ACI confirms in writing that ACI is willing to agree to the sale, divestiture or disposition of assets of Rite Aid or its subsidiaries in excess of the threshold of $45 million in retail four-wall EBITDA, described in the section entitled “—Further Action; Efforts” beginning on page [—] of this proxy statement/prospectus, in order to obtain any required antitrust consents and Rite Aid determines not to agree to such a sale, divestiture or disposition.

In no event will Rite Aid or ACI be required to pay the termination fees described above on more than one occasion. Except in the case of fraud or willful breach, in the event the termination fee becomes payable and is actually paid to the other party, the payment of the termination fee (and any expense reimbursement payments) will be the sole and exclusive remedy of the party that receives the termination fee against the other party relating to or arising out of the merger agreement or the transactions contemplated thereby.

Expense Reimbursement

If the merger agreement is terminated by either Rite Aid or ACI pursuant to the Stockholder Vote Termination Right, and, prior to the Rite Aid stockholder vote having not been obtained, (i) an acquisition proposal has been publicly announced and (ii) the Rite Aid board of directors has made a change of recommendation or taken no position on such acquisition proposal, then Rite Aid will be required to reimburse ACI (or its designee) for up to $10 million of the documented out-of-pocket expenses incurred by ACI, Merger Sub I or Merger Sub II in connection with or related to the authorization, preparation, negotiation, execution and performance of the merger agreement and the transactions contemplated by the merger agreement. The amount of any termination fee payable by Rite Aid to ACI would be reduced by any such expense reimbursement amount paid.

Expenses

Except for the provisions described above under “—Expense Reimbursement” beginning on page [—] and as specifically provided in the merger agreement, each party will bear its own expenses in connection with the merger agreement and the transactions contemplated thereby.

Amendment and Waiver

Amendment

Subject to the provisions of applicable law, at any time prior to the effective time of the merger, the parties to the merger agreement (by action of their respective boards of directors) may modify, amend or supplement the merger agreement only by written agreement, executed and delivered by duly authorized officers of the respective parties; provided, however, that unless otherwise agreed by the parties, after the Rite Aid stockholder approval has been obtained there will be no amendment of the merger agreement that would require the further approval of the stockholders of Rite Aid under applicable law without such approval having first been obtained.

Waiver

At any time prior to the effective time of the merger, the parties to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained in the merger agreement.

Governing Law

The merger agreement is governed by the laws of the state of Delaware (without giving effect to choice of law principles thereof).

Specific Performance

The parties are entitled to injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms of the merger agreement in addition to any other remedy to which they are entitled at law or equity. The right of Rite Aid to seek specific performance, injunctive relief or other equitable remedies in connection with enforcing the obligation to cause the debt financing to be funded, including by demanding ACI and/or Merger Sub I enforce its rights against the parties to the debt commitment letter, in order to consummate the closing, will be subject to the requirements that (i) all the conditions in the merger agreement have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their terms are to be satisfied at the closing but subject to the satisfaction or waiver of those conditions at closing) at the time when the closing would have occurred (not taking into account the failure of the Financing to be funded) or been required to occur pursuant to the merger agreement and (ii) all of the conditions to the consummation of the debt financing provided for by the debt commitment letters have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing or at the time of funding).

OTHER RELATED AGREEMENTS

Registration Rights Agreement

The following is a summary of the material provisions of the registration rights agreement to be entered into between ACI and each ACI Holder, and is qualified in its entirety by reference to the full text of the form of such registration rights agreement attached as Annex E to this proxy statement/prospectus and incorporated by reference herein.

At the closing of the merger, ACI will enter into the registration rights agreement with each ACI Holder. Pursuant to the registration rights agreement, ACI will grant each ACI Holder certain registration rights with respect to the registrable securities. These rights will include certain demand registration rights for Cerberus and the ACI Institutional Investors, as well as “piggyback” registration rights for all ACI Holders. The registration rights only apply to registrable securities, and shares cease to be registrable securities under certain conditions including (i) they are sold pursuant to an effective registration statement, (ii) they are sold pursuant to Rule 144 under the Securities Act, or (iii) they are eligible to be resold without regard to the volume or public information requirements of Rule 144 and the resale of such shares is not prohibited by the lock-up agreements described below. The registration rights are subject to certain delay, suspension and cutback provisions.

The registration rights agreement includes customary indemnification and contribution provisions. All fees, costs and expenses related to registrations generally will be borne by ACI, other than underwriting discounts and commissions attributable to the sale of registrable securities.

The ACI Holders may be required to deliver lock-up agreements to underwriters in connection with registered offerings of shares.

Demand Registration Rights for Non-Shelf Registered Offerings.    The registration rights agreement will grant Cerberus and each ACI Institutional Investor certain demand registration rights. Until ACI is eligible to file a registration statement on Form S-3, Cerberus and each other ACI Institutional Investor will be limited to a single demand right for an underwritten offering pursuant a registration statement on Form S-1. Such registration statement would be required to include at least 6.25% of the total number of shares of ACI common stock outstanding immediately prior to the merger, which we refer to as the pre-merger common stock, or all of the remaining registrable securities of the demanding holder, and such request will require the consent of the holders of at least a majority of the outstanding registrable securities.

Shelf Registration Rights.    When ACI becomes eligible to file a registration statement on Form S-3, the registration rights agreement will grant Cerberus and each ACI Institutional Investor certain rights to demand that ACI file a shelf registration statement covering any registrable securities that ACI Holders are permitted to sell pursuant to the lock-up agreements with ACI described above or any other lock-up restrictions. The number of shares covered by the shelf registration statement may also be reduced by ACI based on any advice of any potential underwriters, after consultation with ACI, to limit such number of shares.

Demand Registration Rights for Shelf Takedowns.    The registration rights agreement will grant Cerberus and each ACI Institutional Investor certain rights to demand takedowns from a shelf registration statement. For the first two underwritten offerings pursuant to the registration rights agreement (which may include the offering on Form S-1 described above), any such takedown demand would be required to include at least 6.25% of the registrable pre-merger common stock or all of the remaining registrable securities of the demanding holder. Any subsequent takedown demand would be required to include at least 4.00% of the pre-merger common stock or all of the remaining registrable securities of the demanding holder. Holders lose their remaining demand registration rights when they, together with their affiliates, but not including any portfolio companies, cease to beneficially own at least 5% of ACI’s common stock. Further, ACI is not required to effect more than one demand registration in any 30-day period (with such 30-day period commencing on the closing date of any underwritten offering pursuant to a preceding demand registration).

“Piggyback” Registration Rights.    The registration rights agreement will grant each ACI Holder “piggyback” registration rights. If ACI registers any of its shares of common stock, either for its own account or for the account of other stockholders, including an exercise of demand rights, each ACI Holder will be entitled, subject to certain exceptions, to include its shares of common stock in the registration. To the extent that the managing underwriters in an offering advise that the number of shares proposed to be included in the offering exceeds the amount that can be sold without adversely affecting the distribution, the number of shares included in the offering will be limited as follows:

•	in the case of an offering pursuant to a demand under the registration rights agreement, (1) the stockholders that are parties to the registration rights agreement will have first priority to include their registrable securities, (2) ACI will have second priority to the extent that ACI elects to sell any shares for its own account and (3) any other holders with registration rights will have third priority; and

•	in the case of any offering not pursuant to a demand under the registration rights agreement, (1) ACI will have first priority to the extent that ACI elects to sell any shares for its own account, (2) the stockholders that are parties to the registration rights agreement will have second priority to include their registrable securities and (3) any other holders with registration rights will have third priority.

Underwriter Lock-ups.    Notwithstanding the registration rights described above, if there is an offering of ACI common stock, ACI, ACI’s directors and executive officers and the stockholders that are parties to the registration rights agreement will agree to deliver lock-up agreements to the underwriters of such offering to restrict transfers of their ACI common stock. The restrictions will apply for up to 90 days in connection with or prior to the second underwritten offering demanded pursuant to the registration rights agreement and up to 45 days in connection with any offering thereafter.

Suspension Periods.    ACI may postpone the filing or the effectiveness of a demand registration, including an underwritten shelf takedown, if, based on the good faith judgment of ACI, upon consultation with outside counsel, such filing, the effectiveness of a demand registration, or the consummation of an underwritten shelf takedown, as the case may be, would (i) reasonably be expected to materially impede, delay, interfere with or otherwise have a material adverse effect on any material acquisition of assets (other than in the ordinary course of business), merger, consolidation, tender offer, financing or any other material business transaction by ACI or (ii) require disclosure of information that has not been, and is otherwise not required to be, disclosed to the public, the premature disclosure of which ACI, after consultation with outside counsel to ACI, believes would be detrimental ACI; provided that ACI will not be permitted to impose any such blackout period more than two times in any 12-month period and provided further that any such delay will not be more than an aggregate of 120 days in any 12-month period.

Lock-Up Agreements

The following is a summary of the material provisions of the lock-up agreements to be delivered by each ACI Holder prior to the closing of the merger to ACI, and is qualified in its entirety by reference to the full text of the form of such lock-up agreements attached as Annex G to this proxy statement/prospectus and incorporated by reference herein.

Prior to the closing of the merger, each ACI Holder will deliver a lock-up agreement to ACI. Pursuant to the lock-up agreements, each ACI Holder will agree, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of ACI common stock or any options or warrants to purchase common stock of ACI, or any securities convertible into, exchangeable for or that represent the right to receive common stock of ACI, owned by them (whether directly or by means of beneficial ownership) immediately prior to the closing of the merger.

Lock-Up Period

Beginning six months after the closing of the merger, ACI Holders will be permitted to sell up to one-third of the initial number of such restricted shares in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

Beginning twelve months after the closing of the merger, ACI Holders will be permitted to sell up to two-thirds of the initial number of such restricted shares, minus the amounts sold in months 6-12, in a registered, underwritten offering pursuant to the registration rights agreement, and may be permitted to sell additional shares to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution.

Beginning eighteen months after the closing of the merger, the restrictions of the lock-up agreements will expire, except any ACI Holder that beneficially owns at least 5% of the total outstanding shares of ACI common stock must continue to sell shares in a registered, underwritten offering pursuant to the registration rights agreement.

In addition, to the extent that any ACI Holder elects not to participate in a registered, underwritten offering described above or does not elect to sell the maximum number of shares as described above (not including any increase in the number of shares based on the advice of the managing underwriters), such ACI Holder may sell an equivalent number of shares in a non-underwritten registered shelf-takedown or an unregistered offering pursuant to Rule 144 or another exemption from registration under the Securities Act.

Exceptions.    The restrictions described above will not apply to the transfer of shares (1) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions of the lock-up agreement, (2) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions of the lock-up agreement, and provided further that any such transfer will not involve a disposition for value, (3) to any affiliate of such ACI Holder or any investment fund or other entity controlled or managed by such ACI Holder or its affiliates, (but in each case under this clause (3), not including a portfolio company), provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (4) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (2) through (3) above provided that such person agrees to be bound in writing by the restrictions of the lock-up agreement, (5) pursuant to an order of a court or regulatory agency, (6) the pledge, hypothecation or other granting of a security interest in such ACI Holder’s shares to one or more banks or financial institutions as bona fide collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or thereafter or (7) with the prior written consent of ACI.

Pro-Rata Release.    In the event that any ACI Holder is permitted by ACI to sell or otherwise transfer or dispose of any shares of ACI common stock for value (whether in one or multiple releases)

then the same percentage of shares of ACI common stock held by the other ACI Holders subject to the lock-up agreements will be immediately and fully released on the same terms from any remaining lock-up restrictions set forth in the lock-up agreements, subject to a number of exceptions listed therein.

Standstill Agreement

The following is a summary of the material provisions of the standstill agreement among Rite Aid, ACI and Cerberus, dated as of February 18, 2018, and is qualified in its entirety by reference to the full text of the form of the standstill agreement attached as Annex F to this proxy statement/prospectus and incorporated by reference herein.

On February 18, 2018, Rite Aid entered into the standstill agreement with ACI and Cerberus, pursuant to which Cerberus has agreed not to: (i) purchase shares of ACI common stock or other securities issued by ACI, except Cerberus may acquire beneficial ownership of ACI common stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of ACI common stock in the aggregate following such transaction, (ii) make any public statement or public disclosure regarding any intent, purpose, plan or proposal by Cerberus or any of its controlled affiliates to the composition of the ACI board of directors, any merger, consolidation or acquisition of ACI or its subsidiaries, (iii) engage in any solicitation of proxies or otherwise solicit the stockholders of ACI or (iv) enter into any agreements to make any investment with any person that engages or offers or proposes to engage in any of (i) through (iii) during the standstill period. The standstill period commences at the effective time of the merger and terminates upon the earliest to occur of (a) thirty days following the date that Cerberus does not have any of its designees on the ACI board of directors, (b) the date on which Cerberus no longer has the right to appoint (and has not appointed) at least one director to the ACI board of directors and (c) the date on which ACI materially breaches or takes any action challenging the validity or enforceability of the provisions of the merger agreement that grant Cerberus certain rights to appoint directors to the ACI board of directors. In addition, pursuant to the standstill agreement, from February 18, 2018 until the effective time of the merger, Cerberus has agreed not to acquire or agree to acquire beneficial ownership of any shares of ACI common stock, Rite Aid common stock or other securities or debt issued by ACI or Rite Aid that would result in beneficial ownership of 30% or more of the issued and outstanding shares of ACI common stock at the effective time of the merger (assuming for the purposes of such calculation that the effective time occurred immediately after such acquisition).

No Action Agreements

The following is a summary of the material provisions of the no action agreements to be delivered by ACI, Cerberus and the ACI Institutional Investors (excluding Colony NorthStar, Inc.) immediately prior to the closing of the merger, and is qualified in its entirety by reference to the full text of the form of such no action agreements attached as Annex H to this proxy statement/prospectus and incorporated by reference herein.

At or prior to the consummation of the merger, ACI is required to cause each of Cerberus and the ACI Institutional Investors (excluding Colony NorthStar, Inc.) to enter into no action agreements, substantially in the form attached as Annex H to this proxy statement/prospectus. Pursuant to the terms of the no action agreements, each such party will agree for a period of the earlier of five years after the consummation of the merger or until such party ceases to beneficially own five percent of the outstanding ACI common stock that such party will not (i) coordinate the exercise of voting rights of ACI common stock with Cerberus or any other ACI Institutional Investor, (ii) form a group within the meaning of Section 13(d)(3) of the Exchange Act with Cerberus or any other ACI Institutional Investor or (iii) purchase any ACI common stock from Cerberus or any other ACI Institutional Investor.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF RITE AID

The selected consolidated financial information set forth below is derived from Rite Aid’s audited financial statements for the fiscal years ended March 3, 2018, February 27, 2016, February 28, 2015 and March 1, 2014. The financial statements for the fiscal years ended March 4, 2017, February 27, 2016 and February 28, 2015 are incorporated by reference in this proxy statement/prospectus.

As previously disclosed, on September 18, 2017, Rite Aid entered into the WBA asset purchase agreement with WBA and Walgreen Co., a wholly-owned subsidiary of WBA, which we refer to as the Buyer. Under the WBA asset purchase agreement, the Buyer has purchased or will purchase a total of 1,932 stores, three distribution centers and related inventory from Rite Aid, which we refer to collectively as the Disposal Group, for an all-cash purchase price of $4.375 billion on a cash-free, debt-free basis. We refer to such transaction as the Sale. As of the date of this proxy statement/prospectus, all 1,932 stores and related inventory have been transferred to Buyer. The transfer of the three distribution centers and related inventory is expected to begin after September 1, 2018. The majority of the closing conditions to the Sale have been satisfied, and the subsequent transfer of the distribution centers and related assets remains subject to minimal customary closing conditions applicable only to the distribution centers being transferred at such distribution center closing, as specified in the WBA asset purchase agreement. The information set forth below reflects the Disposal Group as a discontinued operation.

The information set forth below is only a summary and is not necessarily indicative of future results. You should read the data set forth in the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Rite Aid’s audited and unaudited financial statements and the accompanying notes incorporated by reference in this proxy statement/prospectus.

	Fiscal Year Ended(2)
	March 3, 2018 (52 weeks)(*)	March 4, 2017 (53 weeks)(*)	February 27, 2016 (52 weeks)(*)	February 28, 2015 (52 weeks)	March 1, 2014 (52 weeks)
	(Dollars in thousands, except per share amounts)
Summary of Continuing Operations:
Revenues from continuing operations	$21,528,968	$22,927,540	$20,770,237	$16,558,195	$15,874,638
Net (loss) income from continuing operations	$(349,532)	$4,080	$102,088	$2,011,846	$199,458
Basic and diluted income per share:
Basic (loss) income per share—continuing operations	$(0.33)	$0.00	$0.10	$2.07	$0.18

Diluted (loss) income per share—continuing operations	$(0.33)	$0.00	$0.10	$1.98	$0.17

Year-End Financial Position:
Total assets(1)	8,989,327	11,593,752	11,277,010	8,777,425	6,860,672
Total debt(1)	3,939,265	7,328,693	6,994,136	5,559,116	5,672,944

(*)	Includes the results of the Pharmacy Services segment, which was acquired on June 24, 2015.
(1)	As of February 27, 2016, Rite Aid early adopted Accounting Standard Update No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs issued by the Financial Accounting Standards Board in April 2015. The effect of the adoption on Rite Aid’s consolidated balance sheet is a reduction in other assets and long-term debt, net of current maturities of $85,827 and $84,199 as of February 28, 2015 and March 1, 2014, respectively.
(2)	As noted above, in connection with the Sale, Rite Aid has applied discontinued operations treatment for the Sale as required by ASC 210-05. In accordance with ASC 205-20, Rite Aid reclassified the Disposal Group to assets and liabilities held for sale on its consolidated balance sheets, and reclassified the financial results of the Disposal Group in its consolidated statements of operations and consolidated statements of cash flows for all periods presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ACI

Albertsons Companies, Inc. was formed for the purpose of reorganizing the organizational structure of AB Acquisition and its direct and indirect consolidated subsidiaries. Prior to December 3, 2017, Albertsons Companies, Inc. had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor and KIM ACI. In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to Albertsons Companies, Inc. in exchange for common stock issued by Albertsons Companies, Inc. As a result, Albertsons Investor and KIM ACI became the parents of Albertsons Companies, Inc., owning all of its outstanding common stock with AB Acquisition and its subsidiary, Albertsons Companies, LLC, becoming wholly-owned subsidiaries of Albertsons Companies, Inc. On February 25, 2018, Albertsons Companies, LLC merged with and into Albertsons Companies, Inc., with Albertsons Companies, Inc. as the surviving corporation. Prior to February 25, 2018, substantially all of the assets and operations of Albertsons Companies, Inc. were those of its subsidiary, Albertsons Companies, LLC. The ACI Reorganization Transactions were accounted for as a transaction between entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The Consolidated Financial Statements are reflective of the changes that occurred as a result of the Reorganization Transactions. Prior to February 25, 2018, the Consolidated Financial Statements of ACI reflect the net assets and operations of Albertsons Companies, Inc. For more information about the ACI Reorganization Transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI—The ACI Reorganization Transactions” on page [—] of this proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI” beginning on page [—] of this proxy statement/prospectus and with ACI’s consolidated financial statements and notes thereto beginning on page [—] of this proxy statement/prospectus.

The selected consolidated financial information set forth below is derived from Albertsons Companies, Inc.’s annual consolidated financial statements for the periods indicated below, including the consolidated balance sheets at February 24, 2018 and February 25, 2017 and the related consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows for each of the 52-week periods ended February 24, 2018, February 25, 2017 and February 27, 2016 and notes thereto appearing elsewhere in this proxy statement/prospectus.

	Fiscal Year Ended
(in millions)	February 24, 2018	February 25, 2017	February 27, 2016	February 28, 2015(1)	February 20, 2014(2)
Results of Operations
Net sales and other revenue	$59,924.6	$59,678.2	$58,734.0	$27,198.6	$20,054.7

Gross profit	$16,361.1	$16,640.5	$16,061.7	$7,502.8	$5,399.0
Selling and administrative expenses	16,223.7	16,000.0	15,660.0	8,152.2	5,874.1
Goodwill impairment	142.3	—	—	—	—
Bargain purchase gain	—	—	—	—	(2,005.7)

Operating (loss) income	(4.9)	640.5	401.7	(649.4)	1,530.6
Interest expense, net	874.8	1,003.8	950.5	633.2	390.1
(Gain) loss on debt extinguishment	(4.7)	111.7	—	—	—
Other expense (income)	42.5	(11.4)	(7.0)	96.0	—

(Loss) income before income taxes	(917.5)	(463.6)	(541.8)	(1,378.6)	1,140.5
Income tax benefit	(963.8)	(90.3)	(39.6)	(153.4)	(572.6)

Income (loss) from continuing operations, net of tax	46.3	(373.3)	(502.2)	(1,225.2)	1,713.1
Income from discontinued operations, net of tax	—	—	—	—	19.5

Net income (loss)	$46.3	$(373.3)	$(502.2)	$(1,225.2)	$1,732.6

Balance Sheet Data (at end of period)
Cash and equivalents	$670.3	$1,219.2	$579.7	$1,125.8	$307.0
Total assets	21,812.3	23,755.0	23,770.0	25,678.3	9,281.0
Total stockholders’/member equity	1,398.2	1,371.2	1,613.2	2,168.5	1,759.6
Total debt, including capital leases	11,875.8	12,337.9	12,226.3	12,569.0	3,694.2

(1)	Includes results from four weeks for the stores purchased in the Safeway acquisition on January 30, 2015.
(2)	Includes results from 48 weeks for the stores purchased in the NALP acquisition on March 21, 2013 and eight weeks for the stores purchased in the United acquisition on December 29, 2013.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information presents the estimated effects of the merger, which was announced on February 20, 2018, and the Transactions (as defined below). Immediately prior to the consummation of the merger, each share of Rite Aid common stock issued and outstanding at such time will be converted into the right to receive 0.1000 of a share of ACI common stock, plus at the Rite Aid stockholder’s election, either (i) an amount in cash equal to $0.1832 per share of Rite Aid common stock, without interest, or (ii) 0.0079 of a share of ACI common stock per share of Rite Aid common stock.

The unaudited pro forma condensed combined balance sheet as of February 24, 2018 and the unaudited pro forma condensed combined statements of continuing operations for the 52 weeks ended February 24, 2018 are based upon the consolidated historical financial statements of ACI and Rite Aid, after giving effect to the Transactions and the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed combined financial statements.

ACI’s balance sheet as of February 24, 2018 and statement of operations information for the 52 weeks ended February 24, 2018 are derived from ACI’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Rite Aid’s balance sheet as of March 3, 2018 and statement of operations for the 52 weeks ended March 3, 2018 are derived from the audited consolidated financial statements included in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018.

The merger will be accounted for under the acquisition method of accounting for business combinations pursuant to the provisions of ASC Topic 805, Business Combinations, which we refer to as ASC 805. Given that the current stockholders of ACI will own approximately 72.0% of the shares of the combined company common stock on a fully diluted basis immediately following the closing of the merger (assuming that each Rite Aid stockholder elects to receive the cash election consideration) and ACI is issuing shares of common stock and paying cash consideration, if any, to consummate the merger, ACI is the acquiring company for accounting purposes. The unaudited pro forma condensed combined financial statements set forth below primarily give effect to the following, which we refer to collectively as the Transactions:

•	Conformance of accounting policies relating to the merger;

•	Completion of Rite Aid’s sale of 1,932 stores, three distribution centers and other specified assets related thereto to WBA together with Rite Aid’s repayment of certain of its indebtedness with the proceeds of the sale and the continuing impacts of the transition services agreement between Rite Aid and WBA;

•	Application of the acquisition method of accounting to the merger and related issuance of ACI common stock to Rite Aid stockholders, including the assumed election by the Rite Aid stockholders to receive cash of $0.1832 per share of Rite Aid common stock;

•	Transaction costs directly attributable to the merger; and

•	Estimated effects of the incremental financing relating to the merger.

The unaudited pro forma condensed combined balance sheet gives effect to the Transactions as if they had occurred on February 24, 2018, and combines the historical balance sheets of ACI as of February 24, 2018 and Rite Aid as of March 3, 2018. The unaudited pro forma condensed combined statements of continuing operations for the 52 weeks ended February 24, 2018 give effect to the Transactions as if they had occurred on February 26, 2017, the first day of ACI’s 52 weeks ended February 24, 2018, and combines the historical results of ACI and Rite Aid.

ACI operates on a fiscal year ending on the last Saturday in February and Rite Aid operates on a fiscal year ending on the Saturday closest to February 29th or March 1st. This difference resulted in a one week difference in the close of the 2017 fiscal years in which ACI closed on Saturday, February 24, 2018, while Rite Aid closed on Saturday, March 3, 2018. As both historical statements of operations represent 52 week periods and only one week of separation is noted, no adjustments to align these dates have been made as both periods represent full and equivalent length fiscal years.

The unaudited pro forma condensed combined financial information is prepared in accordance with SEC Regulation S-X Article 11, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The results set forth in the unaudited pro forma condensed combined financial information include adjustments that give effect to events that are directly attributable to the Transactions described above, are factually supportable and are expected to have a continuing impact.

The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Transactions had been completed on the dates set forth above, nor is it indicative of future results or financial position. Additionally, the final determination of the merger consideration and purchase price allocation, upon the completion of the merger, will be based on Rite Aid’s share price and net assets as of the closing date of the merger and will depend on a number of factors that cannot be predicted with certainty at this time. The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies, operating efficiencies, revenue opportunities or cost savings that may result from the merger or any acquisition and integration costs that may be incurred. Furthermore, the effect of any potential divestitures that may be required as a result of the merger has not been reflected in the unaudited pro forma condensed combined financial statements. The pro forma adjustments, which ACI believes are reasonable under the circumstances, are preliminary and are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Certain financial information of Rite Aid, as presented in its historical consolidated financial statements, has been reclassified to the historical presentation in ACI’s consolidated financial statements, for purposes of preparing the unaudited pro forma condensed combined financial statements. Refer to Note 3 to the unaudited pro forma condensed combined financial information beginning on page [—] of this proxy statement/prospectus for an explanation of these reclassifications.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of the respective companies included elsewhere or incorporated by reference in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF FEBRUARY 24, 2018

(in millions)

	Historical	Historical As Adjusted	Adjustments for Pre-merger Activities
	As of February 24, 2018	As of March 3, 2018					As of February 24, 2018
	Albertsons Companies, Inc.	Rite Aid			Adjustments for Merger and Financing		Albertsons Companies, Inc. Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$670.3	$488.6	$—		$(300.0	)6(a)	$858.9
Receivables, net	615.3	1,827.8	(99.4	)4(a)	—		2,343.7
Inventories, net	4,421.1	1,799.5	—		581.1	6(b)	6,801.7
Prepaid assets	368.6	181.2	—		—		549.8
Other current assets	73.3	—	(17.9	)4(a)	—		55.4
Current assets held for sale	—	438.1	(438.1	)4(a)	—		—

Total current assets	6,148.6	4,735.2	(555.4)		281.1		10,609.5
Property and equipment, net	10,770.3	1,431.2	—		62.8	6(c)	12,264.3
Intangible assets, net	3,142.5	590.4	—		2,090.6	6(e)	5,823.5
Goodwill	1,183.3	1,421.1	—		(1,028.7	)6(d)	1,575.7
Other assets	567.6	811.3	(90.0	)4(a)	(504.0	)6(f)	784.9

Total assets	$21,812.3	$8,989.2	$(645.4)		$901.8		$31,057.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	2,833.0	1,651.4	(170.6	)4(a)	(10.7	)6(g)	4,303.1
Accrued salaries and wages	984.1	1,231.7	(63.3	)4(a)	—		2,152.5
Current maturities of long-term debt and capitalized lease obligations	168.2	20.7	—		14.9	6(h)	203.8
Other current liabilities	1,044.3	—	—		—		1,044.3
Current liabilities held for sale	—	560.2	(560.2	)4(a)	—		—

Total current liabilities	5,029.6	3,464.0	(794.1)		4.2		7,703.7
Long-term debt and capitalized lease obligations	11,707.6	3,370.9	—		109.7	6(h)	15,188.2
Deferred income taxes	579.9	—	—		113.8	6(f)	693.7
Other long-term liabilities	3,097.0	553.4	(23.8	)4(a)	258.2	6(i)	3,884.8

Total liabilities	20,414.1	7,388.3	(817.9)		485.9		27,470.4

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock	2.8	1,067.3	—		(1,066.3	)6(j)	3.8
Additional paid-in capital	1,773.3	4,850.7	—		(2,529.7	)6(j)	4,094.3
Accumulated deficit	(569.0)	(4,282.5)	172.5	4(a)	3,977.4	6(k)	(701.6)
Accumulated other comprehensive income (loss)	191.1	(34.6)	—		34.6	6(l)	191.0

Total stockholders’ equity	1,398.2	1,600.9	172.5		415.9		3,587.5

Total liabilities and stockholders’ equity	$21,812.3	$8,989.2	$(645.4)		$901.8		$31,057.9

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE 52 WEEKS ENDED FEBRUARY 24, 2018

(in millions, except per share amounts)

	Historical	Historical As Adjusted
	52 Weeks Ended February 24, 2018	52 Weeks Ended March 3, 2018					52 Weeks Ended February 24, 2018
	Albertsons Companies, Inc.	Rite Aid	Adjustments for Pre-merger Activities		Adjustments for Merger and Financing		Albertsons Companies, Inc. Pro Forma Combined
Net sales and other revenue	$59,924.6	$21,529.0	$—		$(17.3	)7(a)	$81,436.3
Costs of sales	43,563.5	16,910.7	—		0.9	7(a)	60,475.1

Gross profit	16,361.1	4,618.3	—		(18.2)		20,961.2

Selling and administrative expenses	16,223.7	4,522.4	(87.6	)4(b)	35.6	7(a)	20,694.1
Goodwill impairment	142.3	261.7	—		—	7(a)	404.0

Operating (loss) income	(4.9)	(165.8)	87.6		(53.8)		(136.9)
Interest expense, net	874.8	202.8	—		24.6	7(b)	1,102.2
Gain on debt extinguishment	(4.7)	—	—		—		(4.7)
Walgreens Boots Alliance merger termination fee	—	(325.0)	—		—		(325.0)
Other expense	42.5	—	—		—		42.5

(Loss) income before income taxes	(917.5)	(43.6)	87.6		(78.4)		(951.9)
Income tax (benefit) expense	(963.8)	306.0	32.4	4(b)	(29.0	)7(c)	(654.4)

Net income (loss) from continuing operations	$46.3	$(349.6)	$55.2		$(49.4)		$(297.5)

Loss per share applicable to common shareholders:
Basic and diluted							$(0.77)[8]

Weighted average shares outstanding:
Basic and diluted							386.4 [8]

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with SEC Article 11 of Regulation S-X and present the historical financial information of ACI and Rite Aid adjusted to give pro forma effect to events that are: (1) directly attributable to the Transactions (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results.

The merger will be accounted for under the acquisition method of accounting for business combinations pursuant to the provisions of ASC 805. Under the acquisition method of accounting, the purchase price will be allocated to Rite Aid’s assets acquired and liabilities assumed based upon their estimated fair values, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, at the date of completion of the merger. Any excess of merger consideration over the preliminary estimate of the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the preliminary fair values of identified intangible assets, inventory, property, plant and equipment, certain other assets, debt and other assumed liabilities. These preliminary valuations of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant, which requires estimates and assumptions including, but not limited to, estimating future cash flows in addition to developing the appropriate market discount rates and obtaining available market pricing for comparable assets. The final valuation may materially change the allocation of the purchase price, which could materially affect the fair values assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed combined financial information.

Under ASC 805, the purchase price in a business combination will be measured at fair value. Given that shares of ACI common stock are not publicly traded and do not have a readily observable market price, the per share value used in these unaudited pro forma condensed combined financial statements equals the average of Rite Aid’s closing share price over the five consecutive trading days immediately following the first public announcement of the merger. ASC 805 provides that in an exchange of equity interests, an acquiree’s stock may be a more reliable measure of fair value. The quoted price of a share of Rite Aid common stock has been determined to be the most factually supportable measure available to support the determination of the fair value of the merger consideration transferred, given the market participant element of a widely held stock in an actively traded market. The number of shares of Rite Aid common stock used to calculate merger consideration in these unaudited pro forma condensed combined financial statements is based on the outstanding equity capitalization of Rite Aid as of March 3, 2018.

Upon completion of the merger, ACI will perform a comprehensive review of Rite Aid’s accounting policies. This review may identify differences between the accounting policies of the two companies, which when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. The pro forma adjustments represent ACI’s best estimates and are based upon currently available information and certain assumptions that ACI believes are reasonable under the circumstances.

2. Description of the Merger and Incremental Financing

Merger

On February 20, 2018, ACI and Rite Aid announced that they entered into a definitive merger agreement. Immediately prior to the consummation of the merger, subject to the terms of the merger agreement, each share of Rite Aid common stock issued and outstanding at such time will be converted into the right to receive 0.1000 of a share of ACI common stock, plus at the Rite Aid stockholder’s election, either an amount in cash equal to $0.1832 per share of Rite Aid common stock, without interest, which we refer to as the additional cash consideration, or 0.0079 of a share of ACI common stock per share of Rite Aid common stock, which we refer to as the additional stock consideration.

Additionally, and subject to the terms of the merger agreement, with respect to equity awards granted under any Rite Aid stock plan:

(a)	each stock option to purchase shares of Rite Aid common stock that is outstanding and unexercised immediately prior to the effective time of the merger will be assumed by ACI and will be converted into a stock option to purchase shares of ACI common stock on the same terms and conditions as were applicable immediately prior to the merger;

(b)	except as described below, ACI will assume each Rollover RSU, whether or not then vested at the effective time of the merger, and will convert each Rollover RSU into an ACI RSU on the same terms and conditions as were applicable immediately prior to the merger;

(c)	except as described below, ACI will assume each Rollover RSA, whether or not then vested at the effective time of the merger, and will convert each Rollover RSA into an ACI RSA on the same terms and conditions as were applicable immediately prior to the merger; and

(d)	Rollover RSUs and Rollover RSAs held by current and former Rite Aid employees and service providers who will not be continuing employees or continuing service providers of the combined company at the effective time of the merger, will become fully vested at the effective time of the merger and all restrictions thereupon will lapse. Each such Rollover RSA and stock-settled Rollover RSU will be converted into the right to receive 0.1000 of a share of ACI common stock addition, plus at the holder’s election, either the additional cash consideration or the additional stock consideration. Each such cash-settled Rollover RSU will be converted into the right to receive the cash value of 0.1000 of a share of ACI common stock addition, plus the additional cash consideration.

After giving effect to the exchange of Rite Aid common stock, the treatment of Rite Aid equity awards, and assuming that all Rite Aid stockholders and equity award holders elect to receive the additional cash consideration, it is anticipated that existing ACI stockholders will own approximately 72.0% of the outstanding shares of common stock in the combined company and former Rite Aid stockholders will own approximately 28.0% of the outstanding shares in the combined company, in each case on a fully diluted basis.

For additional details, refer to the section entitled “The Merger”, beginning on page [—] of this proxy statement/prospectus.

Financing Related to the Merger

In connection with the merger, ACI received debt commitments on February 18, 2018, as amended and restated on March 12, 2018 and as further amended and restated on May 8, 2018, with several financial institutions, which we refer to collectively as the Commitment Parties, pursuant to which, among other things, the Commitment Parties have committed to provide ACI with (i) $4,667 million of commitments to a new $5,000 million aggregate principal amount best efforts asset-based revolving credit facility, which we refer to as the Best-Efforts ABL Facility; (ii) incremental commitments under ACI’s existing asset-based revolving credit facility in an aggregate principal amount of $1,000 million; (iii) a new asset-based term loan facility in an aggregate principal amount of $1,500 million, which we refer to as the ABL Term Loan Facility; and (iv) a new secured bridge loan facility in an aggregate principal amount of $500 million, which we refer to as the Secured Bridge Facility less the gross proceeds of new notes, which we refer to as the Secured Notes, that are obtained on or prior to the closing date of the merger (we refer to the above, collectively, as the Financing), in each case on the terms and subject to the conditions set forth in the debt commitment letter. The proceeds of the Financing will be used, among other things, to partially refinance certain of Rite Aid’s existing indebtedness, as of the effective time of the merger, pay fees and expenses in connection with the merger and pay cash consideration, if any, in connection with the merger. The Best-Efforts ABL Facility will be utilized by ACI only if the additional $333 million of commitments are fully allocated to new or existing lenders prior to the date on which the merger is consummated, in which case the incremental commitments described under clause (ii) above will cease to apply. The debt commitments include conditions typical for facilities of this kind, including a condition as to the execution and delivery of the definitive financing documentation by ACI and certain of its subsidiaries.

On June 6, 2018, ACI priced its private offering of $750.0 million in aggregate principal amount of the Floating Rate Notes at an issue price of 99.5%. The proceeds to be received pursuant to such offering, in addition to ACI’s cash on hand and borrowings under the ACI ABL Facility and ABL Term Loan Facility, will be used (i) to pay a portion of the cash portion, if any, of the merger consideration in connection with the merger, (ii) to repay certain indebtedness of Rite Aid outstanding on the date the merger is completed, (iii) to pay fees and expenses in connection with the merger and the offering of the Floating Rate Notes and (iv) for general corporate purposes. In the event the merger is not completed, ACI will required to use such proceeds to redeem the Floating Rate Notes. The Floating Rate Notes are expected to be issued or about June 25, 2018, subject to customary closing conditions. The Floating Rate Notes will bear interest at LIBOR (with a floor of 0%) plus 3.75% per annum. The Floating Rate Notes will mature on January 15, 2024 and interest on the Floating Rate Notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on October 15, 2018. The Floating Rate Notes will be secured by the same collateral that would have secured the Secured Bridge Facility. Upon the issuance of the Floating Rate Notes, the commitments with respect to the Secured Bridge Facility will terminate pursuant to the terms of the debt commitment letter.

3. Accounting Policies and Reclassifications

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set out in ACI’s financial statements as of and for the 52 weeks ended February 24, 2018. With the information currently available, ACI has determined that no significant adjustments are necessary to conform Rite Aid’s financial statements to the accounting policies used by ACI in the preparation of the unaudited pro forma condensed combined financial information. Upon consummation of the merger, ACI will perform a comprehensive review of Rite Aid’s accounting policies. As a result of that review, ACI may identify differences between the accounting policies of the two companies which, when conformed, could have a material impact on the combined financial statements.

Certain reclassification and classification adjustments have been made to the unaudited pro forma condensed combined financial information to conform Rite Aid’s historical financial statements to ACI’s financial statement presentation.

Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of ACI.

Reclassification of the unaudited pro forma condensed combined balance sheet as of February 24, 2018:

	Historical Rite Aid	Reclassification amount		Historical as adjusted
	(in millions)
Cash and cash equivalents	$447.3	$41.3	a	$488.6
Accounts receivable, net	1,869.1	(41.3	)a	1,827.8
Deferred tax assets	594.1	(594.1	)b	—
Other assets	217.2	594.1	b	811.3
Long-term debt and capitalized lease obligations	3,340.1	30.8	c	3,370.9
Lease financing obligations, less current maturities	30.8	(30.8	)c	—

a.	Represents reclassification of $41.3 million of credit card deposits in-transit from “Accounts receivable, net” to “Cash and cash equivalents”.
b.	Represents reclassification of $594.1 million from “Deferred tax assets” to “Other assets”.
c.	Represents reclassification of $30.8 million from “Lease financing obligations, less current maturities” to “Long-term debt and capitalized lease obligations”.

Reclassification of the unaudited pro forma condensed combined statement of operations for the 52 weeks ended February 24, 2018:

	Historical Rite Aid	Reclassification amount		Historical as adjusted
	(in millions)
Cost of revenues	16,748.9	161.8	aa	16,910.7
Selling, general and administrative expenses	4,651.3	(128.9	)aa, bb, cc	4,522.4
Lease termination and impairment charges	58.8	(58.8	)bb	—
(Gain) loss on sale of assets, net	(25.9)	25.9	cc	—

aa.	Represents reclassification of $161.8 million of advertising expenses from “Selling, general and administrative expenses” to “Cost of revenues”.
bb.	Represents reclassification of $58.8 million from “Lease termination and impairment charges” to “Selling, general and administrative expenses”.
cc.	Represents reclassification of $25.9 million from “(Gain) loss on sale of assets, net” to “Selling, general and administrative expenses”.

The unaudited pro forma condensed combined financial information may not reflect all reclassifications necessary to conform Rite Aid’s financial statement presentation to that of ACI due to limitations on the availability of information as of the date of this proxy statement/prospectus. Additional reclassification and classification adjustments may be identified as more information becomes available.

4. Pre-merger Activities

Rite Aid Asset Purchase Agreement with WBA and Repayment of Indebtedness

On September 18, 2017, Rite Aid entered into the WBA asset purchase agreement with WBA and Walgreen Co., a wholly-owned subsidiary of WBA, which we refer to as the Buyer. Under the WBA asset purchase agreement, the Buyer has purchased or will purchase a total of 1,932 stores, three distribution centers, related inventory from Rite Aid, which we refer to collectively as the Disposal Group, for an all-cash purchase price of approximately $4.375 billion, which we refer to as the Proceeds, on a cash-free, debt-free basis. We refer to such transaction as the Sale. As of the date of this proxy statement/prospectus, all 1,932 stores and related assets have been transferred to Buyer in exchange for $4.157 billion in cash proceeds. On January 25, 2018, Rite Aid used a portion of the

Proceeds to fully repay the outstanding $970 million balance on its two tranches of second priority secured term loans. The transfer of the three distribution centers and related inventory is expected to begin after September 1, 2018. The majority of the closing conditions have been satisfied, and the subsequent transfer of the distribution centers and related assets remain subject to minimal customary closing conditions applicable only to the distribution centers being transferred at such distribution center closing, as specified in the WBA asset purchase agreement. In addition, on February 27, 2018, Rite Aid announced that it had commenced an offer to purchase up to $900.0 million of the outstanding Rite Aid Notes, pursuant to the asset sale provisions of the indentures of the Rite Aid Notes. On March 29, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, approximately $3.5 million principal amount of the 2020 Rite Aid Notes, approximately $3.5 million principal amount of the 2021 Rite Aid Notes, and approximately $41.8 million principal amount of the 2023 Rite Aid Notes. The purchase price for the Rite Aid Notes was equal to 100% of the principal amount of the Rite Aid Notes, plus accrued and unpaid interest, if any, for such series of Rite Aid Notes up to the date of payment. On April 12, 2018, Rite Aid redeemed, all of the 2020 Rite Aid Notes that remained outstanding, pursuant to the terms of the indenture of the 2020 Rite Aid Notes. The redemption price for the 2020 Rite Aid Notes is equal to 100% of the principal amount of the 2020 Rite Aid Notes to be redeemed plus accrued and unpaid interest, if any, up to but excluding April 12, 2018. On April 19, 2018, Rite Aid announced that it had commenced a similar asset sale offer to purchase up to $700.0 million of the outstanding 2021 Rite Aid Notes and its 2023 Rite Aid Notes pursuant to the terms of such indentures. On May 21, 2018, Rite Aid accepted for payment, pursuant to its offer to purchase, approximately $1.4 million principal amount of the 2021 Rite Aid Notes and approximately $4.8 million principal amount of the 2023 Rite Aid Notes. The purchase price for the 2021 Rite Aid Notes and the 2023 Rite Aid Notes is equal to 100% of the principal amount of the 2021 Rite Aid Notes and the 2023 Rite Aid Notes, as applicable, plus accrued and unpaid interest, if any, for the 2021 Rite Aid Notes and the 2023 Rite Aid Notes, as applicable, up to, but excluding, May 21, 2018. On May 25, 2018, Rite Aid issued a notice of redemption to redeem $805,169,000 aggregate principal amount of the outstanding 2021 Rite Aid Notes on June 25, 2018, pursuant to the terms of the indenture of the 2021 Rite Aid Notes. The purchase price for the 2021 Rite Aid Notes pursuant to the redemption is equal to 100% of the principal amount of the 2021 Rite Aid Notes, plus accrued and unpaid interest, if any, for the 2021 Rite Aid Notes, up to, but excluding, June 25, 2018.

Rite Aid applied discontinued operations treatment for the Sale as required by ASC Topic 210-05, Discontinued Operations, which is reflected in the historical financial statements of Rite Aid incorporated by reference into this proxy statement/prospectus. As a result, the revenues and direct expenses of the Disposal Group are not included in consolidated income statements of Rite Aid, and the net assets of the Disposal Group which remain on the consolidated balance sheet of Rite Aid have been eliminated on a pro forma basis to reflect the receipt and subsequent use of the remaining Proceeds.

(a)	The following table sets forth the completion of the Sale to WBA and the sources and uses of the Proceeds, with the related pro forma adjustments, as if they had occurred on February 24, 2018 (in millions).

As of February 24, 2018
Rite Aid
Total anticipated cash proceeds of WBA sale	$4,375.0
Less proceeds received through March 3, 2018	(3,553.5)

Net remaining cash proceeds of WBA sale	$821.5

		Pro Forma Adjustments to complete WBA sale
		Accounts receivable, net	Other current assets	Assets held for sale	Other assets	Accounts payable	Accrued salaries and wages	Liabilities held for sale	Other long- term liabilities	Accumulated deficit
Assets and liabilities of Disposal Group not apart of WBA sale
Accounts receivable, net	$99.4	$(99.4)	$—	$—	$—	$—	$—	$—	$—	$—
Other current assets	17.9	—	(17.9)	—	—	—	—	—	—	—
Accounts payable	(170.6)	—	—	—	—	170.6	—	—	—	—
Accrued salaries and wages	(63.3)	—	—	—	—	—	63.3		—	—
Selling costs, net	(69.4)	—	—	—	—	—	—	—	—	—
Cash income taxes from sale	(86.0)	—	—	—	—	—	—	—	—	—
Estimated excess cash available to pay indebtedness	(549.5)	—	—	—	—	—	—	549.5	—	—

Total anticipated uses of WBA sale proceeds	$(821.5)

Anticipated remaining cash proceeds	$821.5	—	—	—	—	—	—	—	—	—
Assets held for sale	(438.1)	—	—	(438.1)	—	—	—	—	—	—
Liabilities held for sale	10.7	—	—	—	—	—	—	10.7	—	—
Cash income taxes from sale	(86.0)	—	—	—	—	—	—	—	—	—
Selling costs, net	(69.4)	—	—	—	—	—	—	—	—	—
Assets and liabilities of Disposal Group not settled in cash, net	23.8	—	—	—	—	—	—	—	23.8	—
Estimated tax expense of sale	(90.0)	—	—	—	(90.0)	—	—	—	—	—

Net gain on sale of remaining assets	$172.5	—	—	—	—	—	—	—	—	172.5

		$(99.4)	$(17.9)	$(438.1)	$(90.0)	$170.6	$63.3	$560.2	$23.8	$172.5

(b)	Also, in connection with the WBA asset purchase agreement, Rite Aid agreed to provide transitional services to WBA for up to three years after the initial closing of the Sale. In exchange for the transition services, Rite Aid will receive a transition service fee of $96 million per year once the store sales are completed based on providing transition services for all 1,932 stores to be sold. The transition service fee decreases proportionally with any decrease in the number of stores being serviced under the transition services agreement.

Transition services fees have been included in the unaudited pro forma condensed combined statements of operations as a reduction of Selling, general and administrative expenses, with the corresponding income tax impact using an estimated 37.0% tax rate for each period presented. The unaudited pro forma condensed combined statement of continuing operations for the 52 weeks ended February 24, 2018 includes an adjustment of $87.6 million to reflect a full $96.0 million of transition service fees and a corresponding income tax expense of $32.4 million.

ACI Reorganization Transactions

On December 3, 2017, Albertsons Companies, LLC and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equity holders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor and KIM ACI. In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to ACI in exchange for common stock issued by ACI. As a result, AB Acquisition and its subsidiary, Albertsons Companies, LLC, became wholly-owned subsidiaries of ACI. On February 25, 2018, Albertsons Companies, LLC merged with and into ACI, with ACI as the surviving corporation (we refer to such transactions collectively as the ACI Reorganization Transactions). Prior to February 25, 2018, substantially all of the assets and operations of ACI and Albertsons Companies, LLC were those of Albertsons Companies, LLC’s wholly-owned operating subsidiaries. The ACI Reorganization

Transactions adjustments are already included in ACI’s historical consolidated financial statements. As such, no adjustments are needed to the unaudited pro forma condensed combined statements.

5. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation

The estimated merger consideration for the purpose of this unaudited pro forma condensed combined financial information is $2.5 billion. The calculation of estimated merger consideration is as follows (in millions):

Estimated cash paid(1)	$200.0
Estimated aggregate value of ACI common stock issued for outstanding Rite Aid common stock(2)	2,288.5
Estimated replacement equity awards for Rite Aid’s equity awards(3)	33.6

Total estimated merger consideration	$2,522.1

(1)	Represents the total assumed cash consideration paid to Rite Aid stockholders of $0.1832 per share of Rite Aid common stock.
(2)	Represents the value of approximately 107 million shares of ACI common stock estimated to be issued to Rite Aid stockholders in exchange for the Rite Aid common stock estimated to be outstanding at the effective time of the merger.

For purposes of this presentation only, the value of each share of ACI common stock is based on the average of Rite Aid’s closing share price over the five consecutive trading days immediately following the first public announcement of the merger on February 20, 2018, or $2.14 per share.
(3)	Estimated consideration for replacement of Rite Aid’s outstanding equity awards. As discussed in Note 2, Rite Aid’s outstanding equity awards will be replaced by ACI equity awards with the same terms and conditions. Approximately $33.6 million of the fair value of ACI’s equity awards issued represents consideration transferred, while approximately $30.2 million represents post-combination compensation expense to be recognized based on the vesting terms of the replacement equity awards and approximately $2.2 million to be recognized as a one-time charge for outstanding unvested equity awards that will be accelerated based on the terms of the merger agreement.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Rite Aid are recognized and measured as of the acquisition date at fair value and added to those of ACI. The determination of fair value used in the pro forma adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the merger. The final determination of the merger consideration and purchase price allocation, upon the completion of the merger, will be based on Rite Aid’s share price and net assets as of the closing date of the merger and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual allocations will differ from the pro forma adjustments presented. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Rite Aid based on Rite

Aid’s audited consolidated balance sheet as of February 24, 2018, with the excess recorded to goodwill (in millions):

Tangible assets acquired:
Inventories	$2,380.6
Property, plant and equipment	1,494.0
Other current assets	2,380.3
Other assets	217.3

Total tangible assets acquired	6,472.2
Intangible assets acquired	2,681.0
Debt and capital lease obligations (including current portion)	(3,463.8)
Deferred tax liability related to acquired tangible and intangible assets	(113.8)
Other liabilities assumed, excluding debt	(3,445.9)

Total assets acquired in excess of liabilities assumed	2,129.7
Goodwill(1)	392.4

Estimated merger consideration	$2,522.1

(1)	Goodwill represents the excess of merger consideration over the preliminary fair value of the underlying net identifiable assets acquired. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets were the acquired workforce of experienced personnel and various sources of synergies, which include cost savings in merchandising, marketing, distribution and back office administrative functions; leveraging of information technology platforms; and incremental revenue opportunities particularly with pharmacy customers. Furthermore, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment.

The final estimated merger consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the Rite Aid common stock price up to the closing date of the merger. A sensitivity analysis related to the fluctuation in the Rite Aid common stock price was performed to assess the impact of a hypothetical change of 15% on the per share price of Rite Aid common stock (using the average closing price for the five consecutive trading days immediately following the first public announcement of the merger) and related impact on the estimated merger consideration and goodwill as of the closing date of the merger.

Change in Stock Price	Stock Price	Estimated Purchase Price	Goodwill
	(dollars in millions, except stock price)
Increase of 15%	$2.47	$2,865.3	$735.6
Decrease of 15%	1.82	2,178.8	49.1

6. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustments included in the “Adjustments for Merger and Financing” column in the accompanying unaudited pro forma condensed combined balance sheet as of February 24, 2018 are as follows:

(a)

Represents the net cash transactions from the Financing transactions as described in Note 2 of these Unaudited Pro Forma Condensed Combined Financial Statements, beginning on page [—] of this proxy statement/prospectus, the payment of debt financing fees, merger consideration paid in cash, acceleration of unvested Rite Aid equity awards settled in cash and transaction costs (in millions). The adjustment is comprised as follows:

Sources:
Best-Efforts ABL Facility	$941.1
ABL Term Loan Facility	1,500.0
Secured Notes	750.0

Total sources	$3,191.1

Uses:
Redemption / repayment of outstanding Rite Aid debt(1)	$2,954.1
Estimated cash merger consideration of $0.1832 per share of Rite Aid common stock	200.0
Make-whole redemption premiums on Rite Aid debt repayments	96.7
Estimated cash paid for acceleration of certain Rite Aid outstanding unvested equity-based compensation awards	2.2
Financing costs related to the Financing	88.1
Estimated ACI and Rite Aid acquisition related transaction costs	150.0

Total uses	$3,491.1

Net effect on cash	$(300.0)

(1)	Includes the historical debt of Rite Aid at March 3, 2018 with the exception of the 2027 Rite Aid Notes and the 2028 Rite Aid Notes.

(b)	Represents the adjustment necessary to state inventories acquired as of the pro forma merger date to their preliminary estimated fair value. The valuation approaches used in the preliminary assessment of the fair value of inventories were the replacement cost approach and the comparative sales method approach. The fair value adjustment to the inventories was excluded from the pro forma condensed combined statements of operations as it was determined not to have a continuing effect (in millions).

Fair value of acquired inventory	$2,380.6
Elimination of Rite Aid historical inventory, net	(1,799.5)

Pro forma adjustment to inventory	$581.1

(c)	The adjustment to property, plant and equipment relate to the preliminary fair values resulting from acquisition method of accounting and the elimination of Rite Aid’s historical net book value of property, plant and equipment. The valuation approaches used in the preliminary assessment of the fair value of the property, plant and equipment were the sales comparison approach and the cost approach for owned real property and personal property, respectively. The related impact of these fair value adjustments to property, plant and equipment on depreciation expense has been reflected in the unaudited pro forma condensed combined statement of operations. The net adjustment to property, plant and equipment is calculated as follows (in millions):

Fair value of acquired property, plant and equipment	$1,494.0
Elimination of Rite Aid historical net book value of property, plant and equipment	(1,431.2)

Pro forma adjustment to property, plant and equipment	$62.8

(d)	The adjustment to goodwill is comprised of the elimination of Rite Aid’s historical goodwill and the preliminary merger consideration in excess of the fair value of the net assets acquired. The net adjustments are calculated as follows (in millions):

Preliminary merger consideration in excess of fair value of net assets acquired	$392.4
Elimination of Rite Aid’s historical goodwill	(1,421.1)

Pro forma adjustment to goodwill	$(1,028.7)

(e)	The adjustment to intangible assets relates to the removal of Rite Aid’s historical net book value of intangible assets and the fair value of the newly acquired intangible assets. The related impact of these newly acquired intangibles on amortization expense has been reflected in the unaudited pro forma condensed combined statement of operations. The net adjustments are calculated as follows (in millions):

Fair value of acquired intangibles	$2,681.0
Elimination of Rite Aid’s historical net book value of intangible assets	(590.4)

Pro forma adjustment to intangible assets, net	$2,090.6

Preliminary fair values for the intangible assets were determined based on a combination of market, income and cost approaches. The intangible assets identified were trade names, trademarks and domain names, Rx script customers, PBM customer relationships, licenses, the CMS license, software, and favorable leases.

	(in millions)
	Rite Aid	Useful Lives
Trade names, trademarks, and domain names	$500.0	40 years
Rx script customers	1,600.0	10 years
PBM customer relationships	320.0	10 years
Licenses	10.0	Indefinite
CMS license	54.0	25 years
Software	45.0	5 years
Favorable leases	152.0	Remaining lease term

Intangible assets	$2,681.0

The identifiable intangible assets and related amortization are preliminary and are based on ACI management’s estimates after consideration of Rite Aid specifics and consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived, or where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the merger may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset and liability.

(f)

Adjustments to other assets and deferred income tax liabilities include recording deferred tax liabilities, which we refer to as DTLs, resulting from pro forma fair value adjustments of the acquired assets based on applicable statutory tax rates for the jurisdictions associated with the respective estimated purchase price allocation. The estimate of DTLs is preliminary and is subject to change based upon ACI final determination of the fair value of assets acquired and liabilities assumed, by jurisdiction including the final allocation across such legal entities and related jurisdictions. The net adjustment is calculated as follows (in millions):

Increase in deferred tax liabilities on acquired assets(1)	$617.8
Historical Rite Aid deferred tax assets, net	(504.0)

Pro forma adjustment to deferred income taxes	$113.8

(1)	Tax related adjustments included in the unaudited pro forma condensed combined balance sheet are based on the tax law in effect during the period for which the unaudited pro forma condensed combined financial information is being presented, and therefore considers the effects of U.S. tax reform legislation enacted on December 22, 2017. Because the tax rates used for these pro forma financial statements are an estimate, the blended statutory rate of 25.7% will likely vary from the actual effective rate in periods subsequent to completion of the merger.

(g)	To record the payment for accrued transaction related costs of $10.7 million. Of these costs, ACI has accrued for $8.6 million and Rite Aid has accrued for $2.1 million as of February 24, 2018.

(h)	To record the proceeds, net of deferred financing fees and record the corresponding current and long-term debt related to the planned Financing to fund the merger. As described in Note 2 of these Unaudited Pro Forma Condensed Combined Financial Statements, beginning on page [—] of this proxy statement/prospectus, ACI has received commitments from several financial institutions for incremental borrowings, which ACI anticipates will consist of $1,500 million under the ABL Term Loan Facility, $750 million of Floating Rate Notes, and $1,191.1 million under ACI’s new Best-Efforts ABL Facility. In addition, subject to customary closing conditions, ACI expects to issue $750 million of Floating Rate Notes on or about June 25, 2018. The proceeds from these facilities will be used to repay certain indebtedness of Rite Aid that will be outstanding prior to the effective time of the merger, including associated make-whole redemption premiums and accrued interest, and to pay estimated transaction costs related to the merger and the Financing. The adjustment to current and long-term debt is comprised of the following items (in millions):

Fair value of debt and capital lease obligations assumed	$3,463.8
Historical debt and capital lease obligations of Rite Aid	(3,391.6)
Proceeds from Financing	3,191.1
Repayments of debt assumed at closing of merger	(3,050.6)
Debt issuance costs related to Financing	(88.1)

Net change in debt and capital lease obligations	$124.6

Pro forma adjustments for net change in debt and capital lease obligations:
Current maturities	$14.9
Long-term debt and capitalized lease obligations	109.7

Total	$124.6

The following table represents, on a pro forma basis, the amount of scheduled repayments remaining related to the incremental financing and the remaining assumed debt of Rite Aid, including the scheduled maturities of such debt instruments and excluding deferred financing costs and debt discounts of $88.1 million as of February 24, 2018:

Debt Instrument (in millions)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Long-term debt maturities, excluding capital lease obligations, deferred financing costs and debt discounts	$14.9	$15.0	$15.0	$15.0	$2,631.1	$861.9	$3,552.9

(i)	Adjustments to other long-term liabilities include recording the fair value of unfavorable leases acquired and the elimination of historical Rite Aid deferred rent balances in purchase accounting. The net adjustment is calculated as follows (in millions):

Fair value of Rite Aid unfavorable leases	$417.0
Elimination of Rite Aid historical net book value of unfavorable leases and deferred rent	(158.8)

Pro forma adjustment to other long-term liabilities	$258.2

(j)	Reflects the addition of common stock and additional paid-in capital of $2.3 billion exchanged in the merger, the addition of stockholder’s equity related to the replacement stock-based awards of $33.6 million and the elimination of Rite Aid’s additional paid in capital of $4.9 billion as detailed below (in millions):

Common Stock
Common stock exchanged(1)	$1.0
Elimination of Rite Aid’s historical common stock	(1,067.3)

Total pro forma adjustment to common stock	$(1,066.3)

Additional Paid-in Capital
Additional paid-in capital exchanged(1)	$2,287.4
Replacement stock-based awards(2)	33.6
Elimination of Rite Aid’s historical additional paid-in capital	(4,850.7)

Total pro forma adjustment to additional paid-in capital	$(2,529.7)

(1)	Represents common stock and additional paid in capital exchanged in the merger, estimated based on approximately 1.1 billion shares of Rite Aid common stock outstanding multiplied by the exchange ratio of 0.1000 and ACI’s implied stock price of $21.44 (which excludes the assumed payment of $0.1832 per share).
(2)	Represents the additional paid-in capital related to the replacement equity awards of $33.6 million included in merger consideration.

(k)	Reflects the payment of transaction costs, acceleration of unvested Rite Aid equity awards and the elimination of Rite Aid’s accumulated deficit after adjustments (in millions).

Estimated transaction costs(1)	$(130.4)
Amounts paid to redeem Rite Aid’s outstanding unvested stock-based compensation awards related to post-merger service periods(2)	(2.2)
Elimination of Rite Aid’s accumulated deficit after adjustments	4,110.0

Total pro forma adjustment to accumulated deficit	$3,977.4

(1)	ACI and Rite Aid are expected to incur a total of $150.0 million in transaction-related costs. These costs consist primarily of financial advisory, consulting, legal and accounting fees and are not reflected in the unaudited pro forma condensed combined statements of continuing operations because they do not have a continuing effect on the combined company. Of the $150.0 million, approximately $130.4 million is estimated ACI transaction related costs to still be incurred and is reflected as an increase to accumulated deficit, $8.9 million is estimated Rite Aid transaction related costs still to be incurred and $10.7 million of costs already incurred and accrued in the respective historical financial statements of ACI and Rite Aid, all of which, are assumed to be paid with proceeds from the Financing.
(2)	Represents the one-time expense for the recognition of $2.2 million of stock based compensation expense incurred to settle Rite Aid’s outstanding unvested stock based compensation awards that will be accelerated based on the terms of the merger agreement. The associated stock based compensation expense is not reflected in the unaudited pro forma condensed combined statements of continuing operations as it will not have a continuing impact.

(l)	Reflects the elimination of Rite Aid’s historical accumulated other comprehensive loss.

7. Unaudited Pro Forma Condensed Combined Statement of Operations

Adjustments included in the “Pro Forma Adjustments” column in the accompanying unaudited pro forma condensed combined statement of operations for the 52 weeks ended February 24, 2018 are as follows:

(a)	Rite Aid provides pharmacy services to ACI and these adjustments eliminate Rite Aid revenue of $17.3 million and ACI selling and administrative expenses of $17.3 million for the 52 weeks ended February 24, 2018, to reflect the intra-entity nature of this arrangement to the combined company.

Adjustments have been included in the unaudited pro forma condensed combined statement of operations to eliminate Rite Aid’s historical depreciation and amortization expense and record depreciation and amortization expense in cost of sales, and selling and administrative expense. Depreciation of property and equipment is based on the estimated remaining useful lives of the assets and is calculated on a straight-line basis. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized. Depreciation and amortization expense are allocated among costs of sales, and selling and administrative expenses based upon the nature of the activities associated with the assets acquired.

The net pro forma adjustment to costs of sales is comprised of the following items (in millions):

52 Weeks Ended February 24, 2018
Depreciation and Amortization
Depreciation and amortization expense on new fair value of assets	$10.6
Elimination of Rite Aid’s historical depreciation and amortization expense	(9.7)

Pro forma adjustment to cost of sales	$0.9

The net pro forma adjustment to SG&A is comprised of the following items (in millions):

52 Weeks Ended February 24, 2018
Depreciation and Amortization
Depreciation and amortization expense on new fair value of assets	$440.0
Elimination of Rite Aid’s historical depreciation and amortization expense	(376.4)

Adjustment to depreciation and amortization	$63.6

Other
Elimination of transaction costs related to merger currently recorded in ACI and Rite Aid historical financial statements	$(10.7)
Elimination of intra-entity arrangements	(17.3)

Pro forma adjustment to selling and administrative expenses	$35.6

(b)	To record the change in interest expense related to the merger and incremental Financing to fund the merger.

52 Weeks Ended February 24, 2018
Interest expense on the incremental Financing	$174.8
Amortization of deferred Financing costs	15.0
Elimination of historical interest expense	(165.2)

Pro forma adjustment to interest expense	$24.6

The interest expense adjustments included in the unaudited pro forma condensed combined statements of continuing operations reflect the additional interest expense using an estimated weighted average interest rate of 6.4% during the 52 weeks ended February 24, 2018, excluding amortization of deferred financing costs and original issue discount. For purposes of estimating the weighted average interest rates, we have made certain assumptions about the aggregate principal amount allocated to each component of the incremental financing. The actual weighted average interest rate will likely differ from the estimated interest rates due to changes in market conditions and the relative principal amounts.

A sensitivity analysis on interest expense for the 52 weeks ended February 24, 2018 has been performed to assess the effect of a change of 12.5 basis points to the assumed weighted average interest rate. The following table shows the change in interest expense for the incremental Financing:

Change in interest expense assuming (in millions)	52 Weeks Ended February 24, 2018
Increase of 0.125%	$4.4
Decrease of 0.125%	(4.4)

(c)	To reflect the income tax expense/benefit effects of the pro forma adjustments based on estimated applicable statutory tax rates of the combined company for the jurisdictions associated with the respective pro forma adjustments. Because the tax rates used for these pro forma financial statements are an estimate, the blended statutory rate of 37.0% will likely vary from the actual effective rate in periods subsequent to completion of the merger. Currently, no adjustments to the unaudited pro forma condensed combined financial information have been made as it relates to limitations on the use of net deferred tax assets of the combined company, or for decreases to pre-existing valuation allowances. Adjustments to established deferred tax assets and liabilities as well as the recognition of additional deferred tax assets and liabilities may occur in conjunction with the finalization of the purchase accounting and these items could be material. Furthermore, tax related adjustments included in the unaudited pro forma condensed combined statement of operations are based on the tax law in effect during the period for which the unaudited pro forma condensed combined statements of operations is being presented, and therefore reflects U.S. tax reform legislation enacted on December 22, 2017 for the portion of ACI’s fiscal year occurring after the enactment date.

8. UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the 52 weeks ended February 24, 2018 reflects the estimated shares of the combined company to be issued to ACI and Rite Aid stockholders, after giving effect to the merger and related transactions as if they had occurred on February 24, 2018. The information in the table is based on, and should be read together with, the historical financial information of ACI and Rite Aid included in this proxy statement/prospectus and that Rite Aid has presented in its filings with the SEC that are incorporated herein by reference. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus and also the unaudited pro forma condensed combined financial information and accompanying discussion and notes beginning on page [—] of this proxy statement/prospectus.

The unaudited pro forma combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

(in millions)
Total shares held by ACI stockholders
Total estimated shares to be issued to ACI stockholders (1)	279.7
Total estimated shares to be issued to Rite Aid stockholders (2)	106.7

Pro forma weighted-average shares used in computing earnings per share—basic and diluted	386.4

(1)	Represents approximately 72.0% of the total aggregate number of shares of common stock of the combined company assuming all Rite Aid stockholders elect to receive the additional cash consideration; in addition to shares to be issued.
(2)	Represents approximately 28.0% of the total aggregate number of shares of common stock of the combined company assuming all Rite Aid stockholders elect to receive the additional cash consideration.

Pro forma earnings per share for the 52 Weeks ended February 24, 2018

(in millions except per share data)
Pro forma net loss for the 52 weeks February 24, 2018	$(297.5)
Pro forma weighted-average shares used in computing earnings per share—basic and diluted	386.4

Pro forma basic and diluted loss per share for the 52 weeks ended February 24, 2018	$(0.77)

Due to the pro forma net loss from continuing operations for the 52 weeks ended February 24, 2018, basic and diluted loss per share are the same.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the 52 weeks ended February 24, 2018 reflects the estimated shares of the combined company to be issued to ACI and Rite Aid stockholders, after giving effect to the merger and related transactions as if they had occurred on February 24, 2018. The information in the table is based on, and should be read together with, the historical financial information of ACI and Rite Aid included in this proxy statement/prospectus and that Rite Aid has presented in its filings with the SEC that are incorporated herein by reference. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus and also the unaudited pro forma condensed combined financial information and accompanying discussion and notes beginning on page [—] of this proxy statement/prospectus.

The unaudited pro forma combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

	Historical		Unaudited Pro Forma Combined(3)	Equivalent Basis Unaudited Pro Forma Combined(4)
	ACI 52 Weeks Ended February 24, 2018(1)	Rite Aid 52 Weeks Ended March 3, 2018	52 Weeks Ended February 24, 2018	52 Weeks Ended February 24, 2018
Basic and diluted loss from continuing operations per share		$(0.33)	$(0.77)	$(0.08)
Cash dividends per share(2)		—	—	—
Book value per share	$5.00	$1.50	$9.28	$0.93

(1)	Prior to December 3, 2017, ACI’s historical financial statements are those of its predecessor, Albertsons Companies, LLC, a single member limited liability company with no historical earnings per share measures.
(2)	ACI and Rite Aid have not paid any dividends in any historical periods presented. Albertsons Companies, LLC made a $250 million distribution to its members on June 30, 2017 in accordance with their respective ownership percentages.
(3)	The unaudited pro forma combined loss per share applicable to common stockholders is based on a pro forma weighted-average shares outstanding of approximately 386.4 million.
(4)	The equivalent pro forma per share amounts are based on the exchange ratio of 0.1000 of a share of ACI common stock for each share of Rite Aid, assuming the election by Rite Aid stockholders to receive cash of $0.1832 per share of Rite Aid common stock.

MARKET PRICES OF RITE AID COMMON STOCK AND DIVIDEND INFORMATION

Per Share Market Price Information

Rite Aid common stock trades on the NYSE under the symbol “RAD.” As of June [—], 2018, there were [—] shares of Rite Aid common stock outstanding held by approximately [—] stockholders of record.

The following table sets forth, for the indicated periods, the high and low sales prices of Rite Aid’s common stock for the periods shown as reported by the NYSE.

	Common Stock Prices
	High	Low
Quarter Ended
September 1, 2018 (through June 20, 2018)	1.96	1.57
June 2, 2018	1.98	1.46
March 3, 2018	2.55	1.71
December 2, 2017	2.80	1.38
September 2, 2017	4.21	2.21
June 3, 2017	6.02	3.32
February 26, 2017	8.77	5.20
November 26, 2016	8.30	6.33
August 27, 2016	7.88	6.66
May 28, 2016	8.20	7.41
February 27, 2016	7.97	7.55
November 28, 2015	8.74	5.88
August 29, 2015	9.47	6.97
May 30, 2015	9.07	7.22
February 28, 2015	8.48	5.31
November 29, 2014	6.69	4.42
August 30, 2014	8.62	5.87
May 31, 2014	8.45	5.83

Under Rite Aid’s current dividend policy, Rite Aid has never declared or paid any cash dividends on its capital stock and has retained any future earnings to support operations and to finance the growth and development of its business. Under the terms of the merger agreement, from the date of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, Rite Aid may not declare or pay any cash dividends on its common stock without ACI’s written consent.

The closing price of Rite Aid common stock on the NYSE on February 16, 2018, the last trading day prior to the date on which public announcement of the merger agreement was made, was $2.13 per share. On June 20, 2018, the last practicable trading day prior to the filing of the registration statement of which this proxy statement/prospectus forms a part, the closing price of Rite Aid common stock on the NYSE was $1.95 per share. You are encouraged to obtain current market quotations for Rite Aid common stock.

Following the merger, there will be no further market for Rite Aid common stock and Rite Aid anticipates that its stock will be delisted from the NYSE and deregistered under the Exchange Act. As a result, following the merger and such deregistration, Rite Aid would no longer file periodic reports with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ACI

The following discussion and analysis of ACI’s financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data of ACI,” “Unaudited Pro Forma Condensed Combined Financial Statements” and Albertsons Companies, Inc.’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described in the “Risk Factors” section of this proxy statement/prospectus. ACI’s actual results may differ materially from those contained in any forward-looking statements.

Please note that this discussion and analysis of ACI’s financial condition and results of operations only addresses the financial condition and results of operations of ACI, and does not address the financial condition and results of operations of Rite Aid or the combined company, including the indebtedness to be incurred to finance the transaction. For more information on the financial condition and results of operations of Rite Aid, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus

ACI’s last three fiscal years consisted of the 52-week period ended February 24, 2018, the 52-week period ended February 25, 2017 and the 52-week period ended February 27, 2016. Comparability is affected by income and expense items that vary significantly between and among the periods.

The ACI Reorganization Transactions

Albertsons Companies, Inc. was formed for the purpose of reorganizing the organizational structure of AB Acquisition and its direct and indirect consolidated subsidiaries. Prior to December 3, 2017, Albertsons Companies, Inc. had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC and its parent, AB Acquisition, completed a reorganization of their legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor and KIM ACI. In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the equity interests they received to Albertsons Companies, Inc. in exchange for common stock issued by Albertsons Companies, Inc. As a result, Albertsons Investor and KIM ACI became the parents of Albertsons Companies, Inc., owning all of its outstanding common stock with, AB Acquisition and its subsidiary, Albertsons Companies, LLC, becoming wholly-owned subsidiaries of Albertsons Companies, Inc. On February 25, 2018, Albertsons Companies, LLC merged with and into Albertsons Companies, Inc., with Albertsons Companies, Inc. as the surviving corporation. Prior to February 25, 2018, substantially all of the assets and operations of Albertsons Companies, Inc. were those of its subsidiary, Albertsons Companies, LLC. The ACI Reorganization Transactions were accounted for as a transaction between entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The Consolidated Financial Statements are reflective of the changes that occurred as a result of the ACI Reorganization Transactions. Prior to February 25, 2018, the Consolidated Financial Statements of ACI reflect the net assets and operations of Albertsons Companies, LLC.

Business Overview

ACI is one of the largest food and drug retailers in the United States, with both a strong local presence and national scale. As of February 24, 2018, ACI operates stores across 35 states and the District of Columbia under 20 well-known banners including Albertsons, Safeway, Vons, Jewel-Osco, Shaw’s, Acme, Tom Thumb, Randalls, United Supermarkets, Market Street, Pavilions, Star Market, Haggen and Carrs, as well as meal kit company Plated based in New York City. Over the past five years, ACI has completed a series of acquisitions that has significantly increased its portfolio of stores. ACI operated 2,318, 2,324, 2,271, 2,382, 1,075 and 192 stores as of February 24, 2018, February 25, 2017, February 27, 2016, February 28, 2015, February 20, 2014 and February 21, 2013, respectively. In addition, as of February 24, 2018, ACI operated 1,777 pharmacies, 1,275 in-store branded coffee shops, 397 adjacent fuel centers, 23 dedicated distribution centers, five Plated fulfillment centers and 20 manufacturing facilities. ACI’s operations are predominantly located in the Western, Southern, Midwest, Northeast, and Mid-Atlantic regions of the United States and are reported in a single reportable segment.

ACI’s operations and financial performance are affected by U.S. economic conditions such as macroeconomic conditions, credit market conditions and the level of consumer confidence. While the combination of improved economic conditions, the trend towards lower unemployment, higher wages and lower gasoline prices have contributed to improved consumer confidence, there is continued uncertainty about the strength of the economic recovery. If the current economic situation does not continue to improve or if it weakens, or if gasoline prices rebound, consumers may reduce spending, trade down to a less expensive mix of products or increasingly rely on food discounters, all of which could impact ACI’s sales growth. In addition, consumers’ perception or uncertainty related to the economic recovery and future fuel prices could also dampen overall consumer confidence and reduce demand for ACI’s product offerings. Both inflation and deflation affect ACI’s business. Food deflation could reduce sales growth and earnings, while food inflation could reduce gross profit margins. Several food items and categories, such as meat, eggs and dairy, experienced price deflation in 2016 and 2017, and such price deflation could continue in the future. ACI is unable to predict if the economy will continue to improve, or predict the rate at which the economy may improve, the direction of gasoline prices or if deflationary trends will occur. If the economy does not continue to improve or if it weakens or fuel prices increase, ACI’s business and results of operations could be adversely affected.

ACI currently expects to achieve approximately $823 million in annual run-rate synergies by February 23, 2019 from its acquisition of Safeway, with remaining associated one-time costs of approximately $200 million, including approximately $65 million of Safeway integration-related capital expenditures. ACI achieved synergies from the Safeway acquisition of approximately $575 million and $675 million during the fiscal years ended February 25, 2017 and February 24, 2018, respectively, or approximately $750 million on an annual run-rate basis by February 24, 2018, principally from savings related to corporate and division overhead, ACI’s own brands, the conversion of Albertsons and NALP onto Safeway’s IT systems, marketing and advertising cost reduction and operational efficiencies within ACI’s back office and distribution and manufacturing organizations.

ACI has identified various synergies including corporate and division overhead savings, its own brands, vendor funds, the conversion of Albertsons and NALP to Safeway’s IT systems, marketing and advertising cost reduction and operational efficiencies within its back office, distribution and manufacturing organizations. Actual synergies, the expenses and cash required to realize the synergies and the sources of the synergies could differ materially from these estimates, and ACI cannot assure you that it will achieve the full amount of synergies on the schedule anticipated, or that these synergy programs will not have other adverse effects on its business. In light of these significant uncertainties, you should not place undue reliance on ACI’s estimated synergies.

Total debt, including both the current and long-term portions of capital lease obligations and net of debt discounts and deferred financing costs, decreased by $462.1 million to $11.9 billion as of February 24, 2018 compared to $12.3 billion as of February 25, 2017. The decrease in the fiscal year ended February 24, 2018 was primarily due to the repurchase of certain NALP Notes and the repayment of term loans made in connection with ACI’s term loan repricing that occurred in June 2017. ACI’s substantial indebtedness could have important consequences for you. For example it could: adversely affect the market price of its common stock; increase its vulnerability to general adverse economic and industry conditions; require ACI to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes, including acquisitions and costs related to revenue opportunities in connection with the merger; limit ACI’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place ACI at a competitive disadvantage compared to its competitors that have less debt; and limit ACI’s ability to borrow additional funds. See “—Debt Management” and “—Liquidity and Financial Resources” For the fiscal year ended February 24, 2018, ACI’s interest expense, net was $874.8 million. ACI has exposure to future interest rates based on the variable rate debt under its credit facilities and to the extent ACI raises additional debt in the capital markets to meet maturing debt obligations, to fund its capital expenditures and working capital needs and to finance future acquisitions. Daily working capital requirements are typically financed with cash flow from operations and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the London Inter-Bank Offering Rate, which we refer to as LIBOR, at the borrowing date plus a pre-set margin. ACI manages its exposure to interest rate fluctuations through the use of interest rate swaps. Although ACI employs risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase ACI’s financing costs and negatively impact its reported results. The interest rates ACI pays on borrowings under the Senior Secured Credit Facilities are dependent on LIBOR. ACI believes a 100 basis point increase on its variable interest rates would impact its interest expense by approximately $26 million. ACI relies on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in ACI’s credit ratings from the internationally recognized credit rating agencies could negatively affect its ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact ACI’s ability to grow its business by substantially increasing the cost of, or limiting access to, capital.

In the fiscal year ended February 24, 2018, ACI spent approximately $1,547 million for capital expenditures, including approximately $200 million of Safeway integration-related capital expenditures. ACI expects to spend approximately $1,200 million in total for capital expenditures by February 23, 2019, or approximately 2.0% of its sales in the fiscal year ended February 24, 2018, including $65 million of Safeway integration-related capital expenditures. For the fiscal year ended February 23, 2019, ACI expects to have completed 110 to 120 upgrade and remodel projects and opened 12 new stores. For additional information on ACI’s capital expenditures, see the table under the caption “Projected Capital Expenditures During the Fiscal Year Ended February 23, 2019” contained in “—Liquidity and Financial Resources.”

Reflecting consumer preferences, ACI has a significant focus on perishable products. Sales of perishable products accounted for approximately 40.9% and 41.0% of ACI’s total sales in the fiscal years ended February 25, 2017 and February 24, 2018, respectively. ACI could suffer significant perishable product inventory losses and significant lost revenue in the event of the loss of a major supplier or vendor, disruption of ACI’s distribution network, extended power outages, natural disasters or other catastrophic occurrences. See the section entitled “Risk Factors—Risks Relating to ACI’s Business and Industry—ACI’s stores rely heavily on sales of perishable products, and product supply disruptions may have an adverse effect on ACI’s profitability and operating results.” beginning on page [—] of this proxy statement/prospectus.

ACI employed a diverse workforce of approximately 275,000, 273,000 and 274,000 associates as of February 24, 2018, February 25, 2017 and February 27, 2016, respectively. As of February 24, 2018, approximately 187,000 of ACI’s employees were covered by collective bargaining agreements. During the fiscal year ending February 23, 2019, collective bargaining agreements covering approximately 54,000 employees are scheduled to expire. If, upon the expiration of such collective bargaining agreements, ACI is unable to negotiate acceptable contracts with labor unions, it could increase ACI’s operating costs and disrupt its operations.

A considerable number of ACI’s employees are paid at rates related to the federal minimum wage. Additionally, many of ACI’s stores are located in states, including California, where the minimum wage is greater than the federal minimum wage and where a considerable number of employees receive compensation equal to the state’s minimum wage. For example, as of February 24, 2018, ACI employed approximately 71,000 associates in California, where the current minimum wage was recently increased to $11.00 per hour effective January 1, 2018 and will gradually increase to $15.00 per hour by January 1, 2022. In Maryland, where ACI employed approximately 8,000 associates as of February 24, 2018, the minimum wage was recently increased to $9.25 per hour, and will increase to $10.10 per hour on July 1, 2018. Moreover, municipalities may set minimum wages above the applicable state standards. For example, the minimum wage in Seattle, Washington, where ACI employed approximately 2,000 associates as of February 24, 2018, was recently increased to $15.00 per hour effective January 1, 2017 for employers with more than 500 employees nationwide. In Chicago, Illinois, where ACI employed approximately 6,200 associates as of February 24, 2018, the minimum wage was recently increased to $11.00 per hour, and will gradually increase to $13.00 per hour by July 1, 2019. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases could increase ACI’s labor costs, which may adversely affect its results of operations and financial condition.

ACI participates in various multiemployer pension plans for substantially all employees represented by unions that require ACI to make contributions to these plans in amounts established under collective bargaining agreements. In the fiscal year ended February 24, 2018, ACI contributed $431.2 million to multiemployer pension plans. During the fiscal year ending February 23, 2019, ACI expects to contribute approximately $450 million to multiemployer pension plans, subject to collective bargaining conditions.

Acquisitions Prior to the Merger with Rite Aid

Plated

On September 20, 2017, ACI acquired DineInFresh, Inc., which we refer to as Plated, a provider of meal kit services. The deal advanced a shared strategy to reinvent the way consumers discover, purchase, and experience food. In teaming up with Plated, ACI added a meal kit company with leading technology and data capabilities.

El Rancho

On November 16, 2017, ACI acquired a 45% equity interest in each of Mexico Foods Parent LLC and La Fabrica Parent LLC, which together we refer to as El Rancho, a Texas-based specialty grocer with 16 stores that focuses on Latino customers. ACI has the option to acquire the remaining 55% of El Rancho at any time until six months after the delivery of El Rancho’s financial results for the fiscal year ended December 31, 2021. The price to be paid by ACI for the remaining outstanding equity of El Rancho will be calculated using a predetermined market-based formula. The agreement with El Rancho provides ACI an opportunity to invest in the fast-growing Latino grocery sector and complements ACI’s successful operation of a variety of store banners in neighborhoods with significant Latino populations.

Casa Ley

During the fourth quarter of the fiscal year ended February 24, 2018, ACI completed the sale of its equity method investment in Casa Ley and distributed approximately $0.934 in cash per Casa Ley CVR (or approximately $222 million in the aggregate) pursuant to the terms of the Casa Ley CVR agreement.

MedCart

ACI recently acquired MedCart Specialty Care LLC, which we refer to as Medcart Specialty Pharmacy, a URAC-accredited specialty pharmacy with accreditation and license to operate in over 40 states, which will extend ACI’s ability to service its customers’ health needs.

Haggen Transaction

During the fiscal quarter ended February 28, 2015, in connection with the acquisition of Safeway, ACI announced that it had entered into agreements to sell 168 stores as required by the FTC as a condition of closing the Safeway acquisition. ACI sold 146 of these stores to Haggen. On September 8, 2015, Haggen commenced a case under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. After receiving FTC and state attorneys general clearance, and Bankruptcy Court approval, during the fiscal quarter ended February 27, 2016, ACI re-acquired 35 stores from Haggen for an aggregate purchase price of approximately $33 million.

Haggen also secured Bankruptcy Court approval for bidding procedures for the sale of 29 additional stores. On March 25, 2016, ACI entered into a purchase agreement to acquire the 29 additional stores, which included 15 stores originally sold to Haggen as part of the FTC divestitures, and certain trade names and other intellectual property, for an aggregate purchase price of approximately $114 million. ACI completed the acquisition of these 29 stores on June 2, 2016. ACI refers to this acquisition, together with the acquisition of 35 stores from Haggen during the fiscal year ended February 27, 2016, in this proxy statement/prospectus as the Haggen Transaction.

A&P Transaction

In the fiscal quarter ended February 27, 2016, ACI’s indirect wholly-owned subsidiary, Acme Markets, completed its acquisition of 73 stores from A&P. The purchase price for the 73 stores, including the cost of acquired inventory, was $292.7 million. The acquired stores, which are principally located in the northern New York City suburbs, northern New Jersey and the greater Philadelphia area, are complementary to Acme Markets’ existing store and distribution base and were re-bannered as Acme stores. ACI refers to this acquisition as the A&P Transaction.

Safeway Acquisition

On January 30, 2015, ACI completed its acquisition of Safeway by acquiring all of the outstanding shares of Safeway for cash consideration of $34.92 per share or $8,263.5 million, and issuing contingent value rights with an estimated fair value of $1.03 and $0.05 per share relating to Safeway’s 49% interest in Casa Ley and deferred consideration related to Safeway’s previous sale of the PDC assets, respectively, for an aggregate fair value of $270.9 million. At the time of the Safeway acquisition, Safeway operated 1,325 retail food stores under the banners Safeway, Vons, Tom Thumb, Pavilions, Randalls and Carrs located principally in California, Hawaii, Oregon, Washington, Alaska, Colorado, Arizona, Texas, and the Mid-Atlantic region. In addition, at the time of the Safeway acquisition, Safeway had 353 fuel centers, 15 distribution centers and 19 manufacturing facilities.

United Acquisition

On December 29, 2013, ACI acquired United Supermarkets for $362.1 million in cash, expanding ACI’s presence in North and West Texas, in a transaction that offered significant synergies and added a differentiated upscale store format, “Market Street,” to the Albertsons portfolio. At the time of the United acquisition, United operated 51 traditional, specialty and Hispanic retail food stores under its United Supermarkets, Market Street and Amigos banners, seven convenience stores and 26 fuel centers under its United Express banner and three distribution centers. United is located in 30 markets across North and West Texas.

NALP Acquisition

On March 21, 2013, ACI acquired all of the issued and outstanding shares of NALP from SuperValu pursuant to a stock purchase agreement for a total purchase consideration of $253.6 million, including $69.9 million of working capital adjustments, and assumed debt and capital lease obligations with a carrying value prior to the acquisition date of $3.2 billion. The purchase consideration was primarily cash and a short-term payable that was fully paid as of February 20, 2014. At the time of the NALP acquisition, NALP operated 871 retail food stores under its Jewel-Osco, Acme, Shaw’s, Star Market and Albertsons banners, primarily located in the Northeast, Midwest, Mid-Atlantic and Western regions of the United States. In addition, ACI acquired NALP’s 10 distribution centers.

Stores

The following table shows stores operated, acquired, opened, divested and closed during the periods presented:

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016	Fiscal Year Ended February 28, 2015(2)	Fiscal Year Ended February 20, 2014(3)
Stores, beginning of period	2,324	2,271	2,382	1,075	192
Acquired(1)	5	78	74	1,330	926
Divested	—	—	(153)	(15)	—
Opened	15	15	7	4	2
Closed	(26)	(40)	(39)	(12)	(45)

Stores, end of period	2,318	2,324	2,271	2,382	1,075

(1)	Excludes acquired stores not yet re-opened as of the end of each respective period.
(2)	Primarily includes the 1,325 stores acquired through the Safeway acquisition on January 30, 2015.
(3)	Stores acquired during this period include 871 stores acquired through the NALP acquisition on March 21, 2013, four stores acquired from Vons REIT, Inc. on October 10, 2013, and 51 stores acquired through the United acquisition on December 29, 2013.

ACI’s Strategy

ACI’s operating philosophy is simple: ACI runs great stores with a relentless focus on sales growth. ACI believes there are significant opportunities to grow sales and enhance profitability and Free Cash Flow, through execution of the following strategies:

•

Enhancing and Upgrading ACI’s Fresh, Natural and Organic Offerings and Signature Products.    ACI continues to enhance and upgrade its fresh, natural and organic offerings across its meat, produce, service deli and bakery departments to meet the changing tastes and preferences of its customers. ACI is rapidly growing its portfolio of USDA-certified organic products to include over 1,500 Own Brands products. In ACI’s recent acquisition of Plated, ACI added a meal kit company with leading technology and data capabilities, a strategic step for

ACI as it continues to focus on innovation, personalization and customization. ACI also believes that continued innovation and expansion of its high-volume, high-quality and differentiated signature products will contribute to stronger sales growth.

•	Expanding ACI’s Own Brands Offerings. ACI continues to drive sales growth and profitability by extending its Own Brands offerings across its banners, including high-quality and recognizable brands such as O Organics, Open Nature, Signature and Lucerne. ACI’s Own Brands products achieved over $11.5 billion in sales in the fiscal year ended February 24, 2018.

•	Leveraging ACI’s Effective and Scalable Loyalty Programs. ACI believes it can grow basket size and improve the shopping experience for its customers by expanding its just for U, MyMixx and fuel rewards programs. Over 13 million members are currently enrolled in ACI’s loyalty rewards program. ACI believes it can further enhance its merchandising and marketing programs by utilizing its customer analytics capabilities, including advanced digital marketing and mobile applications, to improve customer retention and provide targeted promotions to its customers. For example, ACI’s just for U and fuel rewards customers have demonstrated greater basket size, improved customer retention rates and an increased likelihood to redeem promotions offered in ACI’s stores. ACI and Rite Aid expect that the merger will empower the combined company to improve their targeted marketing by linking ACI’s loyalty program and data analytics capabilities with Rite Aid’s Wellness+ loyalty program.

•	Providing ACI’s Customers with Convenient Digital Solutions. ACI seeks to provide its customers with the means to shop how, when and where they choose. As consumer preferences evolve towards greater convenience, ACI is improving its online offerings, including home delivery and “Drive Up and Go” services. ACI continues to enhance its delivery platform to offer more delivery options and windows across its store base, including early morning deliveries, same-day deliveries, one-to-two hour deliveries by Instacart and unattended deliveries. In addition, ACI is seeking to expand its curbside “Drive Up and Go” program in order to enable customers to conveniently pick up their goods on the way home or to the office. ACI has added to its delivery offerings with its recent alliance with Instacart, offering delivery in as little as an hour across key market areas. ACI believes its strategy of providing customers with a variety of in-store and online options that suit their varying individual needs will drive additional sales growth and differentiate ACI from many of its competitors.

•	Capitalizing on Demand for Health and Wellness Services. ACI intends to leverage its portfolio of 1,777 pharmacies and its growing network of wellness clinics to capitalize on increasing customer demand for health and wellness services. Pharmacy customers are among ACI’s most loyal, and their average weekly spend on groceries is over 2.5x that of its non-pharmacy customers. ACI plans to continue to grow its pharmacy script counts through new patient prescription transfer programs and initiatives such as clinic, hospital and preferred network partnerships, which ACI believes will expand its access to more customers. To further enhance its pharmacy offerings, ACI recently acquired MedCart Specialty Pharmacy, a URAC-accredited specialty pharmacy with accreditation and license to operate in over 40 states, which will extend ACI’s ability to service its customers’ health needs. ACI believes that these efforts will drive sales and generate customer loyalty.

•

Continuously Evaluating and Upgrading ACI’s Store Portfolio.    ACI plans to pursue a disciplined but committed capital allocation strategy to upgrade, remodel and relocate stores to attract customers to its stores and to increase store volumes. ACI opened 15 new stores in the fiscal year ended February 24, 2018, and expects to open a total of 12 new stores and complete 110 to 120 upgrade and remodel projects during the fiscal year ended February 23, 2019. ACI believes that its store base is in excellent condition, and ACI has developed a remodel strategy that is both cost-efficient and effective. In addition to store remodels, ACI continuously evaluates and optimizes store formats to better serve the different customer demographics of each local community. ACI has re-merchandised 170 stores to its “Premium” format in the fiscal year ended February 24, 2018, and has identified an additional 300 stores across its divisions that it will re-merchandise to its “Premium” format. In its “Premium” format, ACI offers a greater assortment of unique items in its fresh and service departments, as well as more natural, organic and healthy products throughout the store. Additionally, ACI has started to reposition approximately 100 stores across its divisions from its “Premium” format to an “Ultra-Premium” format that also offers gourmet and artisanal products, upscale décor and experiential elements including walk-in wine cellars and wine and cheese tasting counters.

•	Driving Innovation. ACI intends to drive traffic and sales growth through constant innovation. ACI will remain focused on identifying emerging trends in food and sourcing new and innovative products. ACI is adjusting its store layouts to accommodate a greater assortment of grab-and-go, individually packaged, and snack-sized meals. ACI is also rolling out new merchandising initiatives across its store base, including the introduction of meal kits, product sampling events, quality prepared foods and in-store dining.

•	Sharing Best Practices Across Divisions. ACI’s division leaders collaborate closely to ensure the rapid sharing of best practices. Recent examples include the expansion of ACI’s O Organics and Open Nature offerings across banners, the accelerated roll-out of signature products such as Albertsons’ in-store fresh-cut fruit and vegetables and implementing Safeway’s successful wine and floral shop strategies, with broader product assortments and new fixtures across many of its banners.

ACI believes the combination of these actions and initiatives, together with the attractive industry trends described in more detail under “Business of ACI—ACI’s Industry,” will position ACI to achieve sales growth.

Enhance ACI’s Operating Margin. ACI’s focus on sales growth provides an opportunity to enhance its operating margin by leveraging its fixed costs. ACI plans to realize further margin benefits through added scale from partnering with vendors and by achieving efficiencies in manufacturing and distribution. ACI is investing in its supply channel, including the automation of several of its distribution centers, in order to create efficiencies and reduce costs. In addition, ACI maintains a disciplined approach to expense management and budgeting.

Implement ACI’s Synergy Realization Plan.    ACI currently expects to achieve $823 million in annual run-rate synergies by February 23, 2019 from its acquisition of Safeway, with remaining associated one-time costs of approximately $200 million, including approximately $65 million of Safeway integration-related capital expenditures. During the fiscal years ended February 25, 2017 and February 24, 2018, ACI achieved synergies from the Safeway acquisition of approximately $575 million and $675 million, respectively, or approximately $750 million on an annual run-rate basis by February 24, 2018, principally from savings related to corporate and division overhead, ACI’s own brands, vendor funds, the conversion of Albertsons and NALP onto Safeway’s IT systems, marketing and advertising cost reduction and operational efficiencies within ACI’s back office and distribution and manufacturing organizations. ACI’s detailed synergy plan was developed on a bottom-up, function-by-function basis by combined Albertsons and Safeway teams. The plan includes capturing opportunities from corporate and division cost savings, simplifying business processes and rationalizing headcount. By February 23, 2019, Safeway’s information technology systems are expected to support all of ACI’s stores, distribution centers and systems, including financial reporting and payroll processing, as ACI winds down its transition services agreement for its Albertsons, Acme, Jewel-Osco, Shaw’s and Star Market banners with SuperValu. ACI is extending the expansive and high-quality own brands program developed at Safeway across all of ACI’s banners. ACI believes its increased scale will help it to optimize and improve its vendor relationships. ACI also plans to achieve marketing and advertising savings from lower print, production and broadcast rates in overlapping regions and reduced agency spend. Finally, ACI intends to consolidate managed care provider reimbursement programs, increase vaccine penetration and leverage its combined scale.

Selectively Grow ACI’s Store Base Organically and Through Acquisition.    ACI intends to continue to grow its store base organically through disciplined but committed investment in new stores. ACI opened 15 new stores in each of the fiscal years ended February 25, 2017 and February 24, 2018, and expects to open a total of 12 new stores and complete 110 to 120 upgrade and remodel projects during the fiscal year ended February 23, 2019. ACI acquired 73 stores from A&P for ACI’s Acme banner and 35 stores from Haggen for ACI’s Albertsons banner during the fiscal year ended February 27, 2016, and ACI acquired an additional 29 stores from Haggen during the fiscal year ended February 25, 2017, of which 15 operate under the Haggen banner. ACI evaluates acquisition opportunities on an ongoing basis as ACI seeks to strengthen its competitive position in existing markets or expand its footprint into new markets. ACI believes its healthy balance sheet and decentralized structure provide ACI with strategic flexibility and a strong platform to make acquisitions. ACI believes its successful track record of integration and synergy delivery provides ACI with an opportunity to further enhance sales growth, leverage its cost structure and increase profitability and Free Cash Flow through selected acquisitions. On November 16, 2017, ACI acquired an equity interest in El Rancho, a Texas-based specialty grocer with 16 stores that focuses on Latino customers. The agreement with El Rancho provides ACI an opportunity to invest in the fast-growing Latino grocery sector, and complements ACI’s successful operation of a variety of store banners in neighborhoods with significant Latino populations. Consistent with this strategy, ACI regularly evaluates potential acquisition opportunities, including ones that would be significant to ACI, and ACI is currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to it.

Comparison of Fiscal Years Ended February 24, 2018, February 25, 2017 and February 27, 2016

The following table and related discussion sets forth certain information and comparisons regarding the components of ACI’s consolidated statements of operations for the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016.

	52 weeks ended February 24, 2018		52 weeks ended February 25, 2017		52 weeks ended February 27, 2016
Net sales and other revenue	$59,924.6	100.0%	$59,678.2	100.0%	$58,734.0	100.0%
Cost of sales	43,563.5	72.7	43,037.7	72.1	42,672.3	72.7

Gross profit	16,361.1	27.3	16,640.5	27.9	16,061.7	27.3
Selling and administrative expenses	16,223.7	27.1	16,000.0	26.8	15,660.0	26.7
Goodwill impairment	142.3	0.2	—	—	—	—

Operating (loss) income	(4.9)	—	640.5	1.1	401.7	0.6
Interest expense, net	874.8	1.5	1,003.8	1.7	950.5	1.6
(Gain) loss on debt extinguishment	(4.7)	—	111.7	0.2	—	—
Other expense (income)	42.5	—	(11.4)	—	(7.0)	—

Loss before income taxes	(917.5)	(1.5)	(463.6)	(0.8)	(541.8)	(1.0)
Income tax benefit	(963.8)	(1.6)	(90.3)	(0.2)	(39.6)	—

Net income (loss)	$46.3	0.1%	$(373.3)	(0.6)%	$(502.2)	(1.0)%

Identical Store Sales, Excluding Fuel

Identical store sales, on an actual basis, is defined as stores operating during the same period in both the current year and the prior year, comparing sales on a daily basis, excluding fuel. Acquired stores become identical on the one-year anniversary date of their acquisition. Identical store sales results, on an actual basis, for the past three fiscal years were as follows:

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
Identical store sales, excluding fuel	(1.3)%	(0.4)%	4.4%

ACI’s identical store sales decrease in the fiscal year ended February 24, 2018 was driven by a decrease of 2.9% in customer traffic partially offset by an increase of 1.6% in average ticket size. During the fiscal year ended February 25, 2017 and the first half of the fiscal year ended February 24, 2018, ACI’s identical store sales were negatively impacted by food price deflation in certain categories, including meat, eggs and dairy, together with selective investments in price. ACI’s identical store sales for the fourth quarter of the fiscal year ended February 24, 2018 were positive at 0.6%, which reflected the benefit from improvements in customer traffic trends and an increase in average ticket. ACI expects overall identical store sales growth of 1.5% to 2.0% during the fiscal year ending February 23, 2019, with such growth being weighted more to the second half of the fiscal year.

Operating Results Overview

Net income was $46.3 million in the fiscal year ended February 24, 2018 compared to net loss of $373.3 million in the fiscal year ended February 25, 2017, an increase of $419.6 million. This improvement was primarily attributable to the Income tax benefit of $963.8 million, a $129.0 million reduction in interest expense and incremental synergies related to the Safeway acquisition, partially offset by a decrease in operating income of $645.4 million. The decrease in operating income was primarily driven by lower gross profit, goodwill and other asset impairment charges, higher employee related costs and increased depreciation and amortization expense.

The declines in identical store sales and operating results in the fiscal year ended February 24, 2018 compared to the fiscal year ended February 25, 2017 were driven by ACI’s performance during the first three quarters of the fiscal year ended February 24, 2018 as ACI’s fourth quarter results realized increases in identical store sales and improved operating results compared to the fourth quarter of the fiscal year ended February 25, 2017. ACI believes the recent fourth quarter improvements in the trends and operating results of ACI’s business are attributable, in part, to ACI’s selective investments in price and the increasing offerings ACI is providing to its customers and that they will continue into the fiscal year ending February 23, 2019.

Net Sales and Other Revenue

Net sales and other revenue increased $246.4 million, or 0.4%, from $59,678.2 million in the fiscal year ended February 25, 2017 to $59,924.6 million in the fiscal year ended February 24, 2018. The components of the change in Net sales and other revenue for the fiscal year ended February 24, 2018 were as follows (in millions):

Fiscal Year Ended February 24, 2018
Net sales and other revenue for the fiscal year ended February 25, 2017	$59,678.2
Additional sales due to new stores and acquisitions, net of store closings	589.4
Increase in fuel sales	411.2
Identical store sales decline of 1.3%	(740.4)
Other(1)	(13.8)

Net sales and other revenue for the fiscal year ended February 24, 2018	$59,924.6

(1)	Primarily relates to changes in non-identical store sales and other revenue.

The primary increase in Net sales and other revenue in the fiscal year ended February 24, 2018 as compared to the fiscal year ended February 25, 2017 was driven by an increase of $589.4 million from new stores and acquisitions, net of store closings, and an increase of $411.2 million in fuel sales primarily driven by higher average retail pump prices, partially offset by a decline of $740.4 million from our 1.3% decline in identical store sales.

Net sales and other revenue increased $944.2 million, or 1.6%, from $58,734.0 million in the fiscal year ended February 27, 2016 to $59,678.2 million in the fiscal year ended February 25, 2017. The components of the change in Net sales and other revenue for the fiscal year ended February 25, 2017 were as follows (in millions):

Fiscal Year Ended February 25, 2017
Net sales and other revenue for the fiscal year ended February 27, 2016	$58,734.0
Additional sales due to A&P and Haggen Transactions, for the period not considered identical	1,843.4
Decline in sales from FTC-mandated divestitures	(444.5)
Decline in fuel sales	(261.4)
Identical store sales decrease of 0.4%	(213.3)
Other(1)	20.0

Net sales and other revenue for the fiscal year ended February 25, 2017	$59,678.2

(1)	Primarily relates to changes in non-identical store sales and other revenue.

The primary increase in net sales and other revenue was driven by an increase of $1,843.4 million from the acquired A&P and Haggen stores, partially offset by a decline of $213.3 million from ACI’s 0.4% decline in identical store sales, a decline of $444.5 million in sales related to stores sold as part of the FTC divestiture process and $261.4 million in lower fuel sales driven by lower average retail pump prices.

Gross Profit

Gross profit represents the portion of sales and other revenue remaining after deducting the cost of goods sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs associated with our distribution network. Advertising, promotional expenses and vendor allowances are also components of cost of goods sold.

Gross profit margin decreased 60 basis points to 27.3% in the fiscal year ended February 24, 2018 compared to 27.9% in the fiscal year ended February 25, 2017. Excluding the impact of fuel, the gross profit margin decreased 50 basis points. The decrease in the fiscal year ended February 24, 2018 as compared to the fiscal year ended February 25, 2017 was primarily attributable to ACI’s investment in promotions and price and higher shrink expense as a percentage of sales, which was partially due to system conversions related to ACI’s integration.

Fiscal Year Ended February 24, 2018 vs. Fiscal Year Ended February 25, 2017	Basis point increase (decrease)
Investment in price and changes in product mix	(36)
Shrink expense	(23)
LIFO expense	(1)
Safeway acquisition synergies	10

Total	(50)

Gross profit margin increased 60 basis points to 27.9% in the fiscal year ended February 25, 2017 compared to 27.3% in the fiscal year ended February 27, 2016. Excluding the impact of fuel, the gross profit margin increased 50 basis points. The increase was primarily attributable to synergies achieved as part of the Safeway integration related to the deployment of ACI’s own brand products across its Albertsons and NALP stores, improved vendor pricing and savings related to the consolidation of its distribution network. These increases were partially offset by higher shrink expense as a percentage of sales during the fiscal year ended February 25, 2017 compared to the fiscal year ended February 27, 2016.

Fiscal Year Ended February 25, 2017 vs. Fiscal Year Ended February 27, 2016	Basis point increase (decrease)
Safeway acquisition synergies	43
Product mix	28
Lower LIFO expense	7
Higher shrink expense	(27)
Other	(1)

Total	50

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of store level costs, including wages, employee benefits, rent, depreciation and utilities, in addition to certain back-office expenses related to ACI’s corporate and division offices.

Selling and administrative expenses increased 30 basis points to 27.1% of Net sales and other revenue in the fiscal year ended February 24, 2018 from 26.8% in the fiscal year ended February 25, 2017. Excluding the impact of fuel, Selling and administrative expenses as a percentage of Net sales and other revenue increased 40 basis points during the fiscal year ended February 24, 2018 compared to the fiscal year ended February 25, 2017.

Fiscal Year Ended February 24, 2018 vs. Fiscal Year Ended February 25, 2017	Basis point increase (decrease)
Employee wage and benefit costs	20
Net property dispositions, asset impairment and lease exit costs	18
Depreciation and amortization	14
Store related costs	12
Pension expense, net	(17)
Safeway acquisition synergies	(7)

Total	40

Increased employee wage and benefit costs, asset impairments and lease exit costs, higher depreciation and amortization expense and higher store related costs during the fiscal year ended February 24, 2018 compared to the fiscal year ended February 25, 2017 were offset by lower pension costs and increased Safeway acquisition synergies. Increased employee wage and benefit costs and higher store related costs were primarily attributable to deleveraging of sales on fixed costs. Higher asset impairments and lease exit costs were primarily related to asset impairments in underperforming and closed stores. These increases were partially offset by lower pension expense, net driven by a $25.4 million settlement gain during the fiscal year ended February 24, 2018 primarily due to an annuity settlement on a portion of ACI’s defined benefit pension obligation.

Selling and administrative expenses increased 10 basis points to 26.8% of sales in the fiscal year ended February 25, 2017 from 26.7% in the fiscal year ended February 27, 2016. Excluding the impact of fuel, selling and administrative expenses as a percentage of sales was flat during the fiscal year ended February 25, 2017 compared to the fiscal year ended February 27, 2016.

Fiscal Year Ended February 25, 2017 vs. Fiscal Year Ended February 27, 2016	Basis point increase (decrease)
Depreciation and amortization	26
Employee wage and benefit costs	24
Pension expense, including the charge related to the acquisition of Collington	14
Property dispositions, asset impairment and lease exit costs	(25)
Acquisition and integration costs	(18)
Safeway acquisition synergies	(14)
Other	(7)

Total	—

Increased depreciation and amortization expense in addition to higher pension and employee wage and benefit costs during the fiscal year ended February 25, 2017 compared to the fiscal year ended February 27, 2016 were offset by gains on property dispositions, a decrease in acquisition and integration costs and increased Safeway acquisition synergies in the fiscal year ended February 25, 2017 compared to the fiscal year ended February 27, 2016. The increase in pension expense is primarily driven by the $78.9 million charge related to the acquisition of Collington from C&S Wholesale Grocers, Inc. during the fiscal year ended February 25, 2017. The increase in depreciation and amortization expense is primarily driven by an increase in property, equipment and intangibles balances primarily related to the A&P Transaction and the Haggen Transaction and capital expenditures.

Interest Expense, Net

Interest expense, net was $874.8 million in the fiscal year ended February 24, 2018, $1,003.8 million in the fiscal year ended February 25, 2017 and $950.5 million in the fiscal year ended February 27, 2016. The decrease in Interest expense, net for the fiscal year ended February 24, 2018 compared to the fiscal year ended February 25, 2017 is primarily due to lower average interest rates on outstanding borrowings reflecting the benefit of ACI’s refinancing transactions during the fiscal year ended February 25, 2017 in addition to higher write off of deferred financing costs in the fiscal year ended February 25, 2017 related to the refinancing transactions.

The following details ACI’s components of Interest expense, net for the respective fiscal years (in millions):

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
ACI ABL Facility, senior secured and unsecured notes, term loans and debentures	$701.5	$764.3	$777.0
Capital lease obligations	96.3	106.8	97.0
Amortization and write off of deferred financing costs	56.1	84.4	69.3
Amortization and write off of debt discount	16.0	22.3	12.9
Other interest expense (income)	4.9	26.0	(5.7)

Interest expense, net	$874.8	$1,003.8	$950.5

The weighted average interest rate during the year was 6.5%, excluding amortization of debt discounts and deferred financing costs. The weighted average interest rate during the fiscal years ended February 25, 2017 and February 27, 2016 was 6.8%.

(Gain) Loss on Debt Extinguishment

During the fiscal year ended February 24, 2018, ACI repurchased NALP Notes with a par value of $160.0 million and a book value of $140.2 million for $135.5 million plus accrued interest of $3.7 million, which we refer to as the NALP Notes Repurchase. In connection with the NALP Notes Repurchase, ACI recorded a gain on debt extinguishment of $4.7 million.

On June 24, 2016, a portion of the net proceeds from the issuance of ACI’s 2024 Notes (as defined herein) was used to fully redeem $609.6 million of the principal amount of ACI’s 7.750% Senior Secured Notes due 2022. In connection with such redemption, ACI recorded a $111.7 million loss on debt extinguishment comprised of an $87.7 million make-whole premium and a $24.0 million write off of deferred financing costs and original issue discount.

Other Expense (Income)

For the fiscal year ended February 24, 2018, other expense was $42.5 million primarily driven by changes in ACI’s equity method investment in Casa Ley, changes in the fair value of the contingent value rights, which we refer to as CVRs, and gains and losses on the sale of investments. For the fiscal year ended February 25, 2017, other income was $11.4 million, primarily driven by gains related to the sale of certain investments. For the fiscal year ended February 27, 2016, other income was $7.0 million, primarily driven by equity in the earnings of ACI’s unconsolidated affiliate, Casa Ley.

Income Tax Benefit

Income tax was a benefit of $963.8 million in the fiscal year ended February 24, 2018, $90.3 million in the fiscal year ended February 25, 2017, and $39.6 million in the fiscal year ended February 27, 2016. Prior to the ACI Reorganization Transactions, a substantial portion of the businesses and assets were held and operated by limited liability companies, which are generally not subject to entity-level federal or state income taxation. On December 22, 2017, the Tax Cuts and Jobs Act, which we refer to as the Tax Act, was signed into law and based on ACI’s current view of the Tax Act, ACI expects it to result in a significant ongoing benefit to ACI, primarily as the result of a reduction in the corporate tax rate from 35% to 21% and the ability to accelerate depreciation deductions for qualified property purchases. Beginning in the fiscal year ending February 23, 2019, ACI expects its effective tax rate to be in the mid-twenties before discrete items. The components of the change in income taxes for the last three fiscal years were as follows:

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
Income tax benefit at federal statutory rate	$(301.5)	$(162.3)	$(189.6)
State income taxes, net of federal benefit	(39.8)	(20.2)	(38.9)
Change in valuation allowance	(218.0)	107.1	113.0
Unrecognized tax benefits	(36.5)	(18.7)	3.1
Member loss	83.1	16.6	60.4
Charitable donations	—	(11.1)	(11.1)
Tax credits	(9.1)	(17.3)	(6.9)
Indemnification asset / liability	—	5.1	14.0
Effect of Tax Cuts and Jobs Act	(430.4)	—	—
CVR liability adjustment	(20.3)	7.5	—
Reorganization of limited liability companies	46.7	—	—
Nondeductible equity-based compensation expense	1.6	4.2	12.3
Other	(39.6)	(1.2)	4.1

Income tax benefit	$(963.8)	$(90.3)	$(39.6)

The income tax benefit in the fiscal year ended February 24, 2018 includes a net $218.0 million non-cash benefit from the reversal of a valuation allowance during the fiscal year ended February 24, 2018 and a net non-cash benefit of $430.4 million in the fourth quarter of the fiscal year ended February 24, 2018 as a result of a reduction in net deferred tax liabilities due to the lower corporate income tax rate from the enactment of the Tax Act, partially offset by an increase of $46.7 million in net deferred tax liabilities from ACI’s limited liability companies related to the ACI Reorganization Transactions.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that ACI defines as earnings before interest, income taxes, depreciation and amortization, as further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance. ACI believes that Adjusted EBITDA provides a meaningful representation of operating performance because it excludes the impact of items that could be considered “non-core” in nature. ACI uses Adjusted EBITDA to measure overall performance and assess performance against peers. Adjusted EBITDA also provides useful information for ACI’s investors, securities analysts and other interested parties. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data. ACI’s definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

For the fiscal year ended February 24, 2018, Adjusted EBITDA was $2.4 billion, or 4.0% of Net sales and other revenue compared to $2.8 billion, or 4.7% of Net sales and other revenue, for the fiscal year ended February 25, 2017. The decrease in Adjusted EBITDA primarily reflects lower gross profit, higher employee wage and benefit costs and deleveraging of sales on fixed costs in the fiscal year ended February 24, 2018 compared to the fiscal year ended February 25, 2017.

The following is a reconciliation of Net income (loss) to Adjusted EBITDA (in millions):

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
Net income (loss)	$46.3	$(373.3)	$(502.2)
Depreciation and amortization	1,898.1	1,804.8	1,613.7
Interest expense, net	874.8	1,003.8	950.5
Income tax benefit	(963.8)	(90.3)	(39.6)

EBITDA	$1,855.4	$2,345.0	$2,022.4
(Gain) loss on interest rate and commodity hedges, net	(6.2)	(7.0)	16.2
Integration Costs (1)	156.2	144.1	124.7
Acquisition-related Costs (2)	61.5	69.5	217.3
(Gain) loss on debt extinguishment	(4.7)	111.7	—
Equity-based compensation expense	45.9	53.3	97.8
Net loss (gain) on property dispositions, asset impairment and lease exit costs (3)	66.7	(39.2)	103.3
Goodwill impairment	142.3	—	—
LIFO expense (benefit)	3.0	(7.9)	29.7
Collington acquisition (4)	—	78.9	—
Facility closures and related transition costs (5)	12.4	23.0	25.0
Miscellaneous adjustments (6)	65.4	45.1	44.7

Adjusted EBITDA	$2,397.9	$2,816.5	$2,681.1

(1)	Related to activities to integrate acquired businesses, primarily the Safeway acquisition.
(2)	Includes expenses related to acquisition and financing activities, including management fees of $13.8 million in each year. The fiscal year ended February 25, 2017 and the fiscal year ended February 27, 2016 include adjustments to tax indemnification assets of $12.3 million and $30.8 million, respectively. The fiscal year ended February 27, 2016 also includes losses of $44.2 million related to acquired contingencies in connection with the Safeway acquisition.
(3)	The fiscal year ended February 24, 2018 includes asset impairment losses of $100.9 million primarily related to underperforming stores. The fiscal year ended February 25, 2017 includes a net gain of $42.9 million related to the disposition of a portfolio of surplus properties. The fiscal year ended February 27, 2016 includes losses of $30.6 million related to leases assigned to Haggen as part of the FTC-mandated divestitures that were subsequently rejected during the Haggen bankruptcy proceedings and additional losses of $41.1 million related to the Haggen divestitures and its related bankruptcy.
(4)	The fiscal year ended February 25, 2017 charge to pension expense, net related to the settlement of a pre-existing contractual relationship and assumption of the pension plan related to the Collington acquisition.
(5)	Includes costs related to facility closures and the transition to ACI’s decentralized operating model.

(6)	Miscellaneous adjustments include the following:

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
Lease related adjustments (a)	$17.4	$27.0	$32.7
Changes in our equity method investment in Casa Ley and related CVR adjustments	53.8	1.5	(13.7)
Costs related to initial public offering and Reorganization Transactions	8.7	23.9	3.3
Gain on sale of non-operating investments	(5.1)	(9.7)	(6.5)
Foreign currency (gain) loss	(1.1)	(2.6)	10.1
Other (b)	(8.3)	5.0	18.8

Total miscellaneous adjustments	65.4	45.1	44.7

(a)	Includes adjustments related to deferred rents, deferred gains and amortization of unfavorable leases on acquired Safeway surplus properties.
(b)	Primarily includes estimated losses related to the security breach and pension expense in excess of cash contributions.

The following is a reconciliation of Net cash provided by operating activities to Free Cash Flow, which we define as Adjusted EBITDA less capital expenditures (in millions):

	Fiscal Year Ended February 24, 2018	Fiscal Year Ended February 25, 2017	Fiscal Year Ended February 27, 2016
Net cash provided by operating activities	$1,018.8	$1,813.5	$901.6
Income tax benefit	(963.8)	(90.3)	(39.6)
Deferred income taxes	1,094.1	219.5	90.4
Interest expense, net	874.8	1,003.8	950.5
Changes in operating assets and liabilities	222.1	(251.9)	466.5
Amortization and write-off of deferred financing costs	(56.1)	(84.4)	(69.3)
Integration Costs	156.2	144.1	124.7
Acquisition-related Costs	61.5	69.5	217.3
Other adjustments	(9.7)	(7.3)	39.0

Adjusted EBITDA	2,397.9	2,816.5	2,681.1
Less: capital expenditures	(1,547.0)	(1,414.9)	(960.0)

Free Cash Flow	$850.9	$1,401.6	$1,721.1

Liquidity and Financial Resources

The following table sets forth the major sources and uses of cash and ACI’s cash and cash equivalents at the end of each period (in millions):

	February 24, 2018	February 25, 2017
Cash and cash equivalents at end of period	$670.3	$1,219.2
Cash flows from operating activities	1,018.8	1,813.5
Cash flows from investing activities	(469.6)	(1,076.2)
Cash flows from financing activities	(1,098.1)	(97.8)

Net Cash Provided By Operating Activities

Net cash provided by operating activities was $1,018.8 million during the fiscal year ended February 24, 2018 compared to net cash provided by operating activities of $1,813.5 million during the fiscal year ended February 25, 2017. The decrease in net cash flow from operating activities during the fiscal year ended February 24, 2018 compared to the fiscal year ended February 25, 2017 was primarily due to the decrease in Adjusted EBITDA, principally reflecting the results in the fiscal year ended February 24, 2018 compared to the fiscal year ended February 25, 2017, and changes in working capital primarily related to accounts payable and accrued liabilities and the $42.3 million payment on the Rodman litigation (as described herein), partially offset by a decrease in interest and income taxes paid of $110.7 million and $113.4 million, respectively. Cash provided by operating activities for the fiscal year ended February 25, 2017 also includes a correction in the classification of certain book overdrafts resulting in an increase of $139.2 million.

Net cash provided by operating activities was $1,813.5 million during the fiscal year ended February 25, 2017 compared to net cash provided by operating activities of $901.6 million during the fiscal year ended February 27, 2016. The $911.9 million increase in net cash flow from operating activities during the fiscal year ended February 25, 2017 compared to the fiscal year ended February 27, 2016 was primarily due to an increase in operating income of $238.8 million, a Safeway appraisal settlement payment of $133.7 million in the fiscal year ended February 27, 2016 and changes in working capital primarily related to inventory and accounts payable partially offset by an increase in income taxes paid of $207.5 million. Cash provided by operating activities during the fiscal year ended February 25, 2017 also includes a correction in the classification of certain book overdrafts discussed above.

Net Cash Used In Investing Activities

Net cash used in investing activities during the fiscal year ended February 24, 2018 was $469.6 million primarily due to payments for property and equipment, including lease buyouts, of $1,547.0 million, which includes approximately $200 million of Safeway integration-related capital expenditures, and payments for business acquisitions of $148.8 million partially offset by proceeds from the sale of assets of $939.2 million and proceeds from the sale of our equity method investment in Casa Ley of $344.2 million. Asset sale proceeds primarily relate to the sale and subsequent leaseback of 94 store properties during the third and fourth quarters of the fiscal year ended February 24, 2018.

Net cash used in investing activities during the fiscal year ended February 25, 2017 was $1,076.2 million primarily due to payments for property and equipment, including lease buyouts, of $1,414.9 million, which includes approximately $250 million of Safeway integration-related capital expenditures, and payments for business acquisitions of $220.6 million partially offset by proceeds from the sale of assets of $477.0 million. Asset sale proceeds include the sale and subsequent short-term leaseback of two distribution centers in Southern California and the sale of a portfolio of surplus properties.

Net cash used in investing activities during the fiscal year ended February 27, 2016 was $811.8 million primarily due to the merger consideration paid in connection with the Safeway acquisition appraisal settlement, purchase consideration paid for the A&P Transaction and the Haggen Transaction and cash paid for capital expenditures, partially offset by proceeds from the sale of ACI’s FTC-mandated divestitures in connection with the Safeway acquisition and a decrease in restricted cash due to the elimination of certain collateral requirements.

In the fiscal year ending February 23, 2019, ACI expects to spend approximately $1,200 million in capital expenditures, including approximately $65 million of Safeway integration-related capital expenditures, as follows (in millions):

Projected Capital Expenditures During the Fiscal Year Ended February 23, 2019
Integration capital	$65.0
New stores and remodels	400.0
Maintenance	180.0
Supply chain	125.0
IT	150.0
Real estate and expansion capital	280.0

Total	$1,200.0

Net Cash Used In Financing Activities

Net cash used in financing activities was $1,098.1 million in the fiscal year ended February 24, 2018 due primarily to payments on long-term debt and capital lease obligations of $977.8 million, payment of the Casa Ley CVR and a member distribution of $250.0 million, partially offset by proceeds from the issuance of long-term debt. Net cash used in financing activities was $97.8 million in the fiscal year ended February 25, 2017 due primarily to payments on long-term debt and capital lease obligations, partially offset by proceeds from the issuance of long-term debt. Net cash used in financing activities was $635.9 million in the fiscal year ended February 27, 2016 due primarily to payments on ACI’s asset-based revolving credit facility and term loan borrowings from the proceeds of the FTC-mandated divestitures, partially offset by $300.0 million in borrowings to fund the A&P Transaction.

Debt Management

Total debt, including both the current and long-term portions of capital lease obligations and net of debt discounts and deferred financing costs, decreased $462.1 million to $11.9 billion as of the end of the fiscal year ended February 24, 2018 compared to $12.3 billion as of the end of the fiscal year ended February 25, 2017. The decrease in the fiscal year ended February 24, 2018 was primarily due to the repurchase of the NALP Notes and the repayment made in connection with the term loan repricing described below.

Outstanding debt, including current maturities and net of debt discounts and deferred financing costs, principally consisted of (in millions):

February 24, 2018
Term loans	$5,610.7
Notes and debentures	5,136.9
Capital leases	864.6
Other notes payable and mortgages	263.6

Total debt, including capital leases	$11,875.8

On June 16, 2017, ACI repaid $250.0 million of the existing term loans. In addition, on June 27, 2017, ACI entered into a repricing amendment to the Term Loan Agreement which established three new term loan tranches. The new tranches currently consist of $2,998.6 million of a new Term B-4 Loan, $1,133.6 million of a new Term B-5 Loan and $1,588.0 million of a new Term B-6 Loan (which we refer to, collectively, as the New Term Loans). The (i) new Term B-4 Loan will mature on

August 25, 2021, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 2.75%, (ii) new Term B-5 Loan will mature on December 21, 2022, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%, and (iii) new Term B-6 Loan will mature on June 22, 2023, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%. The New Term Loans, together with cash on hand, were used to repay the term loans then outstanding under the Term Loan Agreement.

During the fiscal year ended February 24, 2018, certain subsidiaries of, ACI sold 94 of ACI’s store properties for an aggregate purchase price, net of closing costs, of approximately $962 million. In connection with the sale and subsequent leaseback, ACI entered into lease agreements for each of the properties for initial terms of 20 years with varying multiple five-year renewal options. The aggregate initial annual rent payments for the 94 properties will be approximately $65 million, with scheduled rent increases occurring generally every one or five years over the initial 20-year term. ACI qualified for sale-leaseback and operating lease accounting on 80 of the store properties and recorded a deferred gain of $360.1 million, which is being amortized over the respective lease periods. The remaining 14 stores did not qualify for sale-leaseback accounting primarily due to continuing involvement with adjacent properties that have not been legally subdivided from the store properties. ACI expects these store properties to qualify for sale-leaseback accounting once the adjacent properties have been legally subdivided. The financing lease liability recorded for the 14 store properties was $133.4 million.

For additional information on ACI’s recent refinancing transactions, see the section entitled “Description of Indebtedness” beginning on page [—] of this proxy statement/prospectus.

See Note 8—Long-Term Debt in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for additional information related to ACI’s outstanding debt.

Liquidity and Factors Affecting Liquidity

ACI estimates its liquidity needs over the next fiscal year to be in the range of $3.75 billion to $4.25 billion, which includes anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments of debt, operating leases, capital leases and ACI’s TSA agreements with SuperValu. Based on current operating trends, ACI believes that cash flows from operating activities and other sources of liquidity, including borrowings under the ACI ABL Facility, will be adequate to meet its liquidity needs for the next 12 months and for the foreseeable future. ACI believes it has adequate cash flow to continue to maintain its current debt ratings and to respond effectively to competitive conditions. In addition, ACI may enter into refinancing transactions from time to time. There can be no assurance, however, that ACI’s business will continue to generate cash flow at or above current levels or that ACI will maintain its ability to borrow under the ACI ABL Facility. See the section entitled “—Contractual Obligations” beginning on page [—] of this proxy statement/prospectus for a more detailed description of ACI’s commitments as of February 24, 2018.

As of February 24, 2018, ACI had no borrowings outstanding under the ACI ABL Facility and total availability of approximately $3.1 billion (net of letter of credit usage). As of February 25, 2017, ACI had no borrowings outstanding under the ACI ABL Facility and total availability of approximately $3.0 billion (net of letter of credit usage).

The ACI ABL Facility contains no financial maintenance covenants unless and until (i) excess availability is less than (a) 10% of the lesser of the aggregate commitments and the then-current borrowing base at any time or (b) $250 million at any time or (ii) an event of default is continuing. If any such event occurs, ACI must maintain a fixed charge coverage ratio of 1.0:1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (i) no longer exist.

During the fiscal years ended February 24, 2018 and February 25, 2017, there were no financial maintenance covenants in effect under the ACI ABL Facility because the conditions listed above (and similar conditions in ACI’s refinanced asset-based revolving credit facilities) had not been met.

Contractual Obligations

Other than the sale-leaseback transaction as previously described under “—Debt Management,” there have been no material changes to ACI’s contractual obligations during the fiscal year ended February 24, 2018.

The table below presents ACI’s significant contractual obligations as of February 24, 2018 (in millions):

	Payments Due Per Fiscal Year Ending(1)
	Total	February 23, 2019	February 29, 2020- February 27, 2021	February 26, 2022- February 25, 2023	Thereafter
Long-term debt (2)	$11,340.5	$66.1	$535.5	$4,186.3	$6,552.6
Estimated interest on long-term debt (3)	4,398.0	625.1	1,232.4	987.7	1,552.8
Operating leases (4)	6,970.9	798.6	1,499.0	1,167.7	3,505.6
Capital leases (4)	1,399.4	184.6	324.0	260.3	630.5
Other long-term liabilities (5)	1,267.7	308.5	409.5	169.5	380.2
SuperValu TSA (6)	58.3	58.0	0.3	—	—
Purchase obligations (7)	367.2	140.9	87.9	66.7	71.7

Total contractual obligations	$25,802.0	$2,181.8	$4,088.6	$6,838.2	$12,693.4

(1)	The contractual obligations table excludes funding of pension and other postretirement benefit obligations, which totaled $21.9 million in the fiscal year ended February 24, 2018 and is expected to total $55.8 million in the fiscal year ended February 23, 2019. This table excludes contributions under various multiemployer pension plans, which totaled $431.2 million the fiscal year ended February 24, 2018 and is expected to total approximately $450 million in the fiscal year ended February 23, 2019.
(2)	Long-term debt amounts exclude any debt discounts and deferred financing costs. See Note 8 - Long-term debt in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for additional information.
(3)	Amounts include contractual interest payments using the interest rate as of February 24, 2018 applicable to ACI’s variable interest term debt instruments and stated fixed rates for all other debt instruments, excluding interest rate swaps. See Note 8—Long-term debt in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for additional information.
(4)	Represents the minimum rents payable under operating and capital leases, excluding common area maintenance, insurance or tax payments, for which ACI is obligated.
(5)

Consists of self-insurance liabilities, which have not been reduced by insurance-related receivables, and deferred cash consideration related to Plated. Excludes the $160.1 million of assumed withdrawal liabilities related to Safeway’s previous closure of its Dominick’s division, and excludes the unfunded pension and postretirement benefit obligation of $564.7 million. The amount of unrecognized tax benefits of $356.0 million as of February 24, 2018 has been excluded from the contractual obligations table because a reasonably reliable estimate of the timing of future tax settlements cannot be determined. Excludes contingent consideration because the timing and settlement is uncertain. Also excludes deferred tax liabilities and certain other deferred liabilities that will not be settled in cash and other lease-related liabilities already reflected as operating lease commitments.
(6)	Represents minimum contractual commitments expected to be paid under the SVU TSA and the wind-down agreement, executed on April 16, 2015. See Note 13 - Related parties and other relationships in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for additional information.
(7)	Purchase obligations include various obligations that have specified purchase commitments. As of February 24, 2018, future purchase obligations primarily relate to fixed asset, marketing and information technology commitments, including fixed price contracts. In addition, not included in the contractual obligations table are supply contracts to purchase product for resale to consumers which are typically of a short-term nature with limited or no purchase commitments. ACI also enters into supply contracts which typically include either volume commitments or fixed expiration dates, termination provisions and other customary contractual considerations. The supply contracts that are cancelable have not been included above.

Off-Balance Sheet Arrangements

Guarantees

ACI is party to a variety of contractual agreements pursuant to which it may be obligated to indemnify the other party for certain matters. These contracts primarily relate to ACI’s commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, ACI may provide certain routine indemnifications relating to representations and warranties (for example, ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. ACI believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on its financial statements.

ACI is liable for certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, ACI could be responsible for the lease obligation. See Note 14—Commitments and contingencies and off balance sheet arrangements in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus for additional information. Because of the wide dispersion among third parties and the variety of remedies available, ACI believes that if an assignee became insolvent it would not have a material effect on ACI’s financial condition, results of operations or cash flows.

In the ordinary course of business, ACI enters into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

Letters of Credit

ACI had letters of credit of $576.8 million outstanding as of February 24, 2018. The letters of credit are maintained primarily to support ACI’s performance, payment, deposit or surety obligations. ACI pays bank fees ranging from 1.25% plus a fronting fee of 0.125% on the face amount of the letters of credit.

New Accounting Policies Not Yet Adopted

See Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for new accounting pronouncements which have not yet been adopted.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACI has chosen accounting policies that it believes are appropriate to report accurately and fairly ACI’s operating results and financial position, and ACI applies those accounting policies in a fair and consistent manner. See Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for a discussion of its significant accounting policies. Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of ACI’s consolidated financial statements.

Vendor Allowances

Consistent with standard practices in the retail industry, ACI receives allowances from many of the vendors whose products ACI buys for resale in its stores. These vendor allowances are provided to increase the sell-through of the related products. ACI receives vendor allowances for a variety of merchandising activities: placement of the vendors’ products in its advertising; display of the vendors’ products in prominent locations in its stores; supporting the introduction of new products into its retail stores and distribution systems; exclusivity rights in certain categories; and compensation for temporary price reductions offered to customers on products held for sale at retail stores. ACI also receives vendor allowances for buying activities such as volume commitment rebates, credits for purchasing products in advance of their need and cash discounts for the early payment of merchandise purchases. The majority of the vendor allowance contracts have terms of less than one year.

ACI recognizes vendor allowances for merchandising activities as a reduction of cost of sales when the related products are sold. Vendor allowances that have been earned because of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The amount and timing of recognition of vendor allowances as well as the amount of vendor allowances to be recognized as a reduction of ending inventory require management judgment and estimates ACI determines these amounts based on estimates of current year purchase volume using forecast and historical data and a review of average inventory turnover data. These judgments and estimates affect ACI’s reported gross profit, operating earnings (loss) and inventory amounts. ACI’s historical estimates have been reliable in the past, and ACI believes the methodology will continue to be reliable in the future. Based on previous experience, ACI does not expect significant changes in the level of vendor support.

Self-Insurance Liabilities

ACI is primarily self-insured for workers’ compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. ACI has established stop-loss amounts that limit its further exposure after a claim reaches the designated stop-loss threshold. In determining its self-insurance liabilities, ACI performs a continuing review of its overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

Any actuarial projection of self-insured losses is subject to a high degree of variability. Litigation trends, legal interpretations, benefit level changes, claim settlement patterns and similar factors influenced historical development trends that were used to determine the current year expense and, therefore, contributed to the variability in the annual expense. However, these factors are not direct inputs into the actuarial projection, and thus their individual impact cannot be quantified.

Long-Lived Asset Impairment

ACI regularly reviews its individual stores’ operating performance, together with current market conditions, for indications of impairment. When events or changes in circumstances indicate that the carrying value of an individual store’s assets may not be recoverable, its future undiscounted cash flows are compared to the carrying value. If the carrying value of store assets to be held and used is greater than the future undiscounted cash flows, an impairment loss is recognized to record the assets at fair value. For property and equipment held for sale, ACI recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the fair value. Fair values are based on discounted cash flows or current market rates. These estimates of fair value can be significantly impacted by factors such as changes in the current economic environment and real estate market conditions. Long-lived asset impairment charges were $100.9 million, $46.6 million and $40.2 million in the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016 respectively.

Business Combination Measurements

In accordance with applicable accounting standards, ACI estimates the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. These fair value adjustments are input into the calculation of goodwill related to the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

The fair value of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for certain assets for which the market and income approaches could not be applied due to the nature of the asset. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, adjusted for obsolescence, whether physical, functional or economic.

Goodwill

As of February 24, 2018, ACI’s goodwill totaled $1,183.3 million, of which $917.3 million was recorded as part of its acquisition of Safeway. ACI reviews goodwill for impairment in the fourth quarter of each year, and also upon the occurrence of triggering events. ACI performs reviews of each of its reporting units that have goodwill balances. ACI reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, it is unnecessary to perform a quantitative analysis. ACI may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. Beginning on February 26, 2017, ACI prospectively adopted accounting guidance that simplifies goodwill impairment testing. See Note 1—Description of Business, Basis of Presentation and Summary of Significant Accounting Policies in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for additional information.

In the second quarter of the fiscal year ended February 24, 2018, there was a sustained decline in the market multiples of publicly traded peer companies. In addition, during the second quarter of fiscal year ended February 24, 2018, ACI revised its short-term operating plan. As a result, ACI determined that an interim review of the recoverability of its goodwill was necessary. Consequently, ACI recorded a goodwill impairment loss of $142.3 million, substantially all within the Acme reporting unit relating to the November 2015 acquisition of stores from A&P, due to changes in the estimate of ACI’s long-term future financial performance to reflect lower expectations for growth in revenue and earnings than previously estimated. The goodwill impairment loss was based on a quantitative analysis using a combination of a discounted cash flow model (income approach) and a guideline public company comparative analysis (market approach).

Goodwill has been allocated to all of ACI’s reporting units and none of its reporting units have a zero or negative carrying amount of net assets. As of February 24, 2018, there are two reporting units with no goodwill due to the impairment loss recorded during the second quarter of the fiscal year ended February 24, 2018. There are nine reporting units with an aggregate goodwill balance of $1,093.9 million of which the fair value of each reporting unit was substantially in excess of its carrying value to indicate a remote likelihood of a future impairment loss. There are two reporting units with an aggregate goodwill balance of $89.4 million where it is reasonably possible that future changes in judgments, assumptions and estimates ACI made in assessing the fair value of the reporting unit could cause ACI to recognize impairment charges on a portion of the goodwill balance within each reporting unit. For example, a future decline in market conditions, continued under performance of these two reporting units or other factors could negatively impact the estimated future cash flows and valuation assumptions used to determine the fair value of these two reporting units and lead to future impairment charges.

The annual evaluation of goodwill performed for its reporting units during the fourth quarters of the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016 did not result in impairment.

Employee Benefit Plans

Substantially all of ACI’s employees are covered by various contributory and non-contributory pension, profit sharing or 401(k) plans, in addition to dedicated defined benefit plans for Safeway, Shaw’s and United employees. Certain employees participate in a long-term retention incentive bonus plan. ACI also provides certain health and welfare benefits, including short-term and long-term disability benefits to inactive disabled employees prior to retirement. Most union employees participate in multiemployer retirement plans pursuant to collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by ACI.

ACI recognizes a liability for the under-funded status of the defined benefit plans as a component of pension and post-retirement benefit obligations. Actuarial gains or losses and prior service costs or credits are recorded within other comprehensive income (loss). The determination of ACI’s obligation and related expense for its sponsored pensions and other post-retirement benefits is dependent, in part, on management’s selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate and expected long-term rate of return on plan assets.

The objective of ACI’s discount rate assumptions was intended to reflect the rates at which the pension benefits could be effectively settled. In making this determination, ACI takes into account the timing and amount of benefits that would be available under the plans.

As of February 27, 2016, ACI changed the method used to estimate the service and interest rate components of net periodic benefit cost for its defined benefit pension plans and other post-retirement benefit plans. Historically, the service and interest rate components were estimated using a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. ACI has elected to use a full yield curve approach in the estimation of service and interest cost components of net pension and other post-retirement benefit plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. ACI utilized weighted discount rates of 4.21% and 4.25% for its pension plan expenses for the fiscal year ended February 24, 2018 and the fiscal year ended February 25, 2017, respectively. To determine the expected rate of return on pension plan assets held by ACI for the fiscal year ended February 24, 2018, ACI considered current and forecasted plan asset allocations as well as historical and forecasted rates of return on various asset categories. ACI’s weighted assumed pension plan investment rate of return was 6.40% and 6.96% for the fiscal year ended February 24, 2018 and the fiscal year ended February 25, 2017, respectively. See Note 12—Employee benefit plans and collective bargaining agreements in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for more information on the asset allocations of pension plan assets.

Sensitivity to changes in the major assumptions used in the calculation of ACI’s pension and other post-retirement plan liabilities is illustrated below (dollars in millions):

	Percentage Point Change	Projected Benefit Obligation Decrease /(Increase)	Expense Decrease / (Increase)
Discount rate	+/- 1.00%	$258.9 / $(321.0)	$20.3 / $ 4.9
Expected return on assets	+/- 1.00%	— / —	$18.7 / $(18.7)

In the fiscal years ended February 24, 2018 and February 25, 2017, ACI contributed $21.9 million and $11.5 million, respectively, to its pension and post-retirement plans. ACI expects to contribute $55.8 million to its pension and post-retirement plans in the fiscal year ending February 23, 2019.

Income Taxes and Uncertain Tax Positions

ACI reviews the tax positions taken or expected to be taken on tax returns to determine whether and to what extent a benefit can be recognized in its consolidated financial statements. See Note 11—Income Taxes in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for the amount of unrecognized tax benefits and other disclosures related to uncertain tax positions. Various taxing authorities periodically examine ACI’s income tax returns. These examinations include questions regarding ACI’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating these various tax filing positions, including state and local taxes, ACI assesses its income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, ACI has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in ACI’s financial statements. A number of years may elapse before an uncertain tax position is examined and fully resolved. As of February 24, 2018, ACI is no longer subject to federal income tax examinations for fiscal years prior to 2012 and in most states ACI is no longer subject to state income tax examinations for fiscal years before 2007. Tax years 2007 through 2017 remain under examination. The assessment of ACI’s tax position relies on the judgment of management to estimate the exposures associated with its various filing positions.

Quantitative and Qualitative Disclosures about Market Risk

ACI is exposed to market risk from a variety of sources, including changes in interest rates, foreign currency exchange rates and commodity prices. ACI has from time to time selectively used derivative financial instruments to reduce these market risks. ACI does not utilize financial instruments for trading or other speculative purposes, nor does ACI utilize leveraged financial instruments. ACI’s market risk exposures related to interest rates, foreign currency and commodity prices are discussed below and have not materially changed from the prior fiscal year. ACI uses derivative financial instruments to reduce these market risks related to interest rates.

Interest Rate Risk and Long-Term Debt

ACI is exposed to market risk from fluctuations in interest rates. ACI manages its exposure to interest rate fluctuations through the use of interest rate swaps, which we refer to as Cash Flow Hedges. ACI’s risk management objective and strategy is to utilize these interest rate swaps to protect ACI against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt. ACI believes that it is meeting its objectives of hedging its risks in changes in cash flows that are attributable to changes in the LIBOR rate, which is the designated benchmark interest rate being hedged, which we refer to as the hedged risk, on an amount of ACI’s debt principal equal to the then-outstanding swap notional amount. In accordance with the swap agreement, we receive a floating rate of interest and pay a fixed rate of interest over the life of the contract.

Interest rate volatility could also materially affect the interest rate ACI pays on future borrowings under the Senior Secured Credit Facilities. The interest rate ACI pays on future borrowings under the Senior Secured Credit Facilities are dependent on LIBOR. ACI believes a 100 basis point increase on its variable interest rates would impact its interest expense by approximately $26 million.

The table below provides information about ACI’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt instruments and interest rate swaps. For debt obligations, the table presents principal amounts due and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents average notional amounts and weighted average interest rates by expected (contractual) maturity dates (dollars in millions):

	Fiscal Year Ending
	February 23, 2019	February 29, 2020	February 27, 2021	February 26, 2022	February 25, 2023	Thereafter	Total	Fair Value
Long-Term Debt
Fixed Rate – Principal payments	$8.6	$275.9	$144.6	$138.2	$8.6	$5,044.4	$5,620.3	$4,956.6
Weighted average interest rate	7.1%	5.1%	4.1%	4.9%	6.8%	6.8%	6.6%

Variable Rate – Principal payments	$57.5	$57.5	$57.5	$2,935.5	$1,104.0	$1,508.2	$5,720.2	$5,646.8
Weighted average interest rate(1)	4.4%	4.4%	4.4%	4.3%	4.5%	4.5%	4.4%

(1)	Excludes effect of interest rate swaps. Also excludes deferred financing costs and debt discounts.

	Pay Fixed/Receive Variable Fiscal Year Ending
	February 23, 2019	February 29, 2020	February 27, 2021	February 26, 2022	February 25, 2023	Thereafter
Cash Flow Hedges
Average notional amount outstanding	$2,925	$1,921	$1,364	$1,060	$—	$—
Average pay rate	5.4%	5.5%	5.5%	5.5%	—%	—%
Average receive rate	5.1%	5.4%	5.5%	5.6%	—%	—%

Commodity Price Risk

ACI has entered into fixed price contracts to purchase electricity and natural gas for a portion of its energy needs. ACI expects to take delivery of these commitments in the normal course of business, and, as a result, these commitments qualify as normal purchases. ACI also manages its exposure to changes in diesel prices utilized in ACI’s distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in earnings. ACI does not believe that these energy and commodity swaps would cause a material change to the financial position of ACI.

BUSINESS OF ACI

Please note that this description of the business of ACI reflects the business of ACI and does not give effect to the merger. In addition, this discussion of the business of ACI only addresses the business of ACI, and does not address the business of Rite Aid. For more information on the combined company, please see the section entitled “Summary—Information on the Combined Company” beginning on page [—] of this proxy statement/prospectus. For more information on the business of Rite Aid, please see the section entitled “Business” in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus

ACI

ACI is one of the largest food and drug retailers in the United States, with both a strong local presence and national scale. As of February 24, 2018, ACI operated 2,318 stores across 35 states and the District of Columbia under 20 well-known banners including Albertsons, Safeway, Vons, Jewel-Osco, Shaw’s, Acme, Tom Thumb, Randalls, United Supermarkets, Market Street, Pavilions, Star Market, Haggen and Carrs, as well as meal kit company Plated based in New York City. ACI operates in 122 metropolitan statistical areas, which we refer to as MSAs, and are ranked #1 or #2 by market share in 66% of them. ACI provides its customers with convenient and value-added services, including through ACI’s 1,777 pharmacies, 1,275 in-store branded coffee shops and 397 adjacent fuel centers. Complementary to ACI’s large network of stores, ACI aims to provide its customers a seamless omni-channel shopping experience by offering a growing set of digital offerings, including home deliveries, “Drive up and Go” store pickup, and online prescription refills. ACI has approximately 275,000 talented and dedicated employees serving on average more than 33 million customers each week. With over 13 million loyalty rewards members and one of the largest data sets in the food and drug retail industry, ACI strives to offer each of its customers a personalized shopping experience with targeted promotions and relevant product offerings.

ACI’s core operating philosophy is simple: ACI runs great stores with a relentless focus on driving sales. ACI’s strategy is to drive customer loyalty and sales by offering its customers an excellent in-store experience, superior customer service, an attractive value proposition and compelling and original product offerings, including its O Organics and Open Nature brands. ACI also engages directly with its customers through a variety of digital media channels and personalized digital offers in its just for U and MyMixx rewards programs. ACI is focused on providing its customers with a choice of how, when and where they shop through the continued expansion of its online offerings, including the roll-out of new delivery models and its “Drive Up and Go” pick-up program.

ACI’s experienced management team implements its strategy through its proven operating playbook and decentralized management structure. ACI believes this approach allows its division and district-level leadership teams to consistently create a superior customer experience and deliver outstanding operating performance. These leadership teams are empowered and incentivized to make decisions on product assortment, placement, pricing, promotional plans and capital spending in the local communities and neighborhoods they serve. ACI’s store directors are responsible for implementing its operating playbook on a daily basis and ensuring that ACI’s employees remain focused on delivering outstanding service to its customers. This strategy extends beyond ACI’s stores to its e-commerce and loyalty platforms, where ACI’s local leadership teams are instrumental in determining which promotions and offerings to target to ACI’s customers in their local communities.

ACI believes that the execution of its operating playbook, among other factors, including improved economic conditions and consumer confidence, has enabled ACI to grow sales, profitability and free cash flow across its business. ACI believes its operating playbook has positioned it to improve its competitive positioning in the food retail channel, and generated an increase in identical store sales of 0.6% for the fiscal quarter ended February 24, 2018.

ACI believes that its ability to drive innovation will become increasingly important to its success as its customers’ preferences trend towards greater convenience and personalization.

ACI has introduced new delivery and pick-up options at many of its stores across the country, and has grown its home delivery network to include eight of the ten most populous MSAs in the fiscal year ended February 24, 2018. ACI has expanded its just for U, MyMixx and fuel rewards programs to over 13 million members. ACI is focused on and continues to improve the convenience of its offerings such as grab-and-go meals, prepared foods, in store dining and online pharmacy refills. ACI continues to offer a wide range of complementary amenities in its store base, including pharmacies, branded coffee shops and fuel centers.

For the fiscal year ended February 24, 2018, ACI generated net sales of $59.9 billion, Adjusted EBITDA of $2.4 billion and Free Cash Flow of $850.9 million. For the fiscal year ended February 25, 2017, ACI generated net sales of $59.7 billion, Adjusted EBITDA of $2.8 billion and Free Cash Flow of $1.4 billion. For a reconciliation of Net income (loss) to Adjusted EBITDA and cash flow from operating activities to Free Cash Flow for these periods, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ACI—Adjusted EBITDA” beginning on page [—] of this proxy statement/prospectus.

ACI’s Integration History and Banners

Building on its purchase of Albertson’s LLC in 2006, ACI has completed a series of acquisitions. In March 2013, ACI acquired New Albertson’s, Inc., now NALP, from SuperValu, which included the Albertsons stores that ACI did not already own and stores operating under the Acme, Jewel-Osco, Shaw’s and Star Market banners. In December 2013, ACI acquired United, a regional grocery chain in North and West Texas.

In January 2015, ACI acquired Safeway in a transaction that significantly increased its scale and geographic reach. ACI currently expects to achieve $823 million in annual run-rate synergies by February 23, 2019 from its acquisition of Safeway, with associated remaining one-time costs of approximately $200 million, including approximately $65 million of Safeway integration-related capital expenditures. During the fiscal years ended February 25, 2017 and February 24, 2018, ACI achieved synergies from the Safeway acquisition of approximately $575 million and $675 million, respectively, or approximately $750 million on an annual run-rate basis by February 24, 2018, principally from savings related to corporate and division overhead, ACI’s own brands, vendor funds, the conversion of Albertsons and NALP onto Safeway’s IT systems, marketing and advertising cost reduction and operational efficiencies within ACI’s back office and distribution and manufacturing organizations.

ACI also completed the acquisition of 73 stores from A&P for its Acme banner and 35 stores from Haggen during the fiscal year ended February 27, 2016, and ACI acquired an additional 29 stores from Haggen during the fiscal year ended February 25, 2017, 15 of which operate under the Haggen banner. ACI continually reviews acquisition opportunities that ACI believes are synergistic with its existing store network and ACI intends to continue to participate in the ongoing consolidation of the food retail industry. Any future acquisitions may be material.

The following illustrative map represents ACI’s regional banners and combined store network as of February 24, 2018. ACI also operates 23 strategically located distribution centers, five Plated fulfillment centers and 20 manufacturing facilities. Approximately 42% of ACI’s stores are owned or ground-leased. Together, ACI’s owned and ground-leased properties have a value of approximately $11.2 billion (see “—Properties”). ACI’s principal banners are described in more detail below.

Albertsons

Under the Albertsons banner, which dates back to 1939, ACI operates 433 stores in 15 states across the Western and Southern United States. In addition to ACI’s broad grocery offering, 349 Albertsons stores include in-store pharmacies (offering prescriptions, immunizations, online prescription refills and prescription savings plans), and ACI operates five fuel centers adjacent to its Albertsons stores.

Safeway

ACI operates 1,287 Safeway stores in 19 states across the Western, Southern and Mid-Atlantic regions of the United States, as well as the District of Columbia. ACI operates these stores under the Safeway banner, which dates back to 1926, as well as the Vons, Pavilions, Randalls, Tom Thumb, Carrs and Haggen banners. ACI’s Safeway stores also provide convenience to its customers through a network of 1,008 in-store pharmacies and 351 adjacent fuel centers.

The Safeway acquisition has better positioned ACI for long-term growth by providing ACI with a broader assortment of products, a more efficient supply chain, enhanced fresh and perishable offerings and a high-quality and expansive portfolio of own brand products. These improvements enable ACI to respond to changing customer tastes and preferences and compete more effectively in a highly competitive industry.

Acme, Jewel-Osco, Shaw’s and Star Market

Under the Acme, Jewel-Osco, Shaw’s and Star Market banners, ACI operates 515 stores, 347 in-store pharmacies and five adjacent fuel centers in 14 states across the Mid-Atlantic, Midwest and

Northeast regions of the United States. Each of these banners has an operating history going back more than 100 years, has excellent store locations and has a loyal customer base.

United Supermarkets

In the North and West Texas area, ACI operates 83 stores under the United Supermarkets, Amigos and Market Street banners, together with 73 in-store pharmacies, 35 adjacent fuel centers and 15 United Express convenience stores. ACI’s acquisition of United in December 2013 represented a unique opportunity to add a growing and profitable business in the large Texas market with an experienced and successful management team in place. Retaining the local management team was critical to ACI’s acquisition thesis. ACI has leveraged their abilities by both re-assigning and opening additional stores under their direct oversight. The United management team has considerable expertise in meeting the preferences of an upscale customer base with its Market Street format. United addresses its significant Hispanic customer base through its Amigos format, which ACI intends to leverage across other relevant regions going forward. ACI also benefits from distribution center and transportation efficiencies as a result of United’s adjacencies to ACI’s other operating divisions in the Southwest.

Plated

On September 20, 2017, ACI acquired Plated, a provider of meal kit services. The deal advanced a shared strategy to reinvent the way consumers discover, purchase, and experience food. In teaming up with Plated, ACI added a meal kit company with leading technology and data capabilities.

El Rancho

On November 16, 2017, ACI acquired a 45% equity interest in El Rancho, a Texas-based specialty grocer with 16 stores that focuses on Latino customers. ACI has the option to acquire the remaining 55% of El Rancho at any time until six months after the delivery of El Rancho’s financial results for the fiscal year ended December 31, 2021. The price to be paid by ACI for the remaining outstanding equity of El Rancho will be calculated using a predetermined market-based formula. The agreement with El Rancho provides ACI an opportunity to invest in the fast-growing Latino grocery sector, and complements ACI’s successful operation of a variety of store banners in neighborhoods with significant Latino populations.

ACI’s Integration History and Banners

ACI’s Organizational Structure

ACI is currently organized across 13 operating divisions. ACI currently operates with a decentralized management structure. ACI’s division and district-level leadership teams are responsible and accountable for their own sales, profitability and capital expenditures, and are empowered and incentivized to make decisions on product assortment, placement, pricing, promotional plans and capital spending to best serve the local communities and neighborhoods they serve. ACI’s division leaders collaborate to facilitate the rapid sharing of best practices. ACI’s local merchandising teams spend considerable time working with store directors to make sure ACI is satisfying consumer preferences. ACI’s store directors are responsible for ensuring that its employees provide outstanding service to its customers. ACI believes that this aspect of its operating playbook, combined with ongoing investments in store labor, coordinated employee training and a simple, well-understood quarterly sales and EBITDA-based bonus structure, fosters an organization that is nimble and responsive to the local tastes and preferences of its customers.

ACI’s executive management team sets long-term strategy and annual objectives for its 13 divisions. They also facilitate the sharing of expertise and best practices across ACI’s business,

including through the operation of centers of excellence for areas such as ACI’s own brands, space planning, pricing analytics, promotional effectiveness, product category trends and consumer insights. They seek to leverage ACI’s national scale by driving its efforts to maintain and deepen strong relationships with large, national consumer products vendors. The executive management team also provides substantial data-driven analytical support for decision-making, providing division management teams with insights on their relative performance. Together, all of these elements reinforce ACI’s high standards of store-level execution and foster a collaborative, competitive and winning culture.

ACI’s Operating Playbook

ACI’s management team has developed and implemented a proven and successful operating playbook to drive sales growth, profitability and Free Cash Flow. ACI’s current playbook covers every major facet of store-level operations and is executed by local leadership under the supervision of its executive management team. ACI’s current playbook is based on the following key concepts:

Operate ACI’s Stores to the Highest Standards.    ACI ensures that its stores are always “full, fresh, friendly and clean.” ACI’s efforts are driven through its rigorous G.O.L.D. (Grand Opening Look Daily) program that is focused on delivering fresh offerings, well-stocked shelves, and clean and brightly lit departments. ACI’s high-quality local stores serve as the “last mile” of its distribution platform for its home delivery and “Drive Up and Go” pick-up services and are instrumental in ensuring consistent quality and freshness of products delivered to customers.

Drive Convenience Through a Broad Array of Products and Services.    ACI provides a broad array of products and services to enhance its customers’ shopping experience, generate customer loyalty, drive traffic and generate sales growth. ACI is focused on deploying innovative, value-added services including in-store dining, meal kits, customized bakery orders and catering services. ACI has also introduced a greater assortment of grab-and-go, individually packaged, and snack-sized meals. To further enhance its pharmacy offerings, ACI recently acquired MedCart Specialty Pharmacy, a URAC-accredited specialty pharmacy with accreditation and license to operate in over 40 states, which will extend ACI’s ability to service its customers’ health needs. ACI is focused on providing its customers with a choice of how, when and where they shop. ACI has prioritized the roll-out of new delivery models, including same-day delivery, instant delivery and unattended delivery, and is expanding its “Drive Up and Go” pick-up program.

Leverage Data to Offer an Attractive Value Proposition to ACI’s Customers.    ACI maintains price competitiveness through systematic, selective and thoughtful price investment to drive customer traffic and basket size. ACI also uses its loyalty programs, including just for U, MyMixx and its fuel rewards programs, to target promotional activity and improve ACI’s customers’ experience. Over 13 million members are currently enrolled in its loyalty rewards programs. ACI has recently deployed and is continuing to refine cloud-based enterprise solutions to quickly process proprietary customer, product and transaction data and efficiently provide its local managers with targeted marketing strategies for customers in their communities. By leveraging customer and transaction information with data driven analytics, ACI’s “personalized deal engine” is able to select, out of the thousands of different promotions offered by its suppliers, the offers that ACI expects will be most compelling to each of its more than 33 million weekly customers. In addition, ACI uses data analytics to optimize shelf assortment and space in its stores by continually and systematically reviewing the performance of each product. ACI believes that as it optimizes its data-driven analytic programs, it will be able to drive incremental sales and customer satisfaction through increasingly effective promotions and enhanced store product assortment and layout. ACI and Rite Aid expect that the merger will empower the combined company to improve their targeted marketing by linking ACI’s loyalty program and data analytics capabilities with Rite Aid’s Wellness+ loyalty program.

Deliver Superior Customer Service.    ACI focuses on providing superior customer service. ACI consistently invests in store labor and training, and its simple and well-understood sales- and EBITDA-based bonus structure ensures that its employees are properly incentivized. ACI measures customer satisfaction scores weekly and holds management accountable for continuous improvement. ACI’s focus on customer service is reflected in its strong customer satisfaction scores. ACI’s commitment to superior customer service extends from its stores to its 1,200 home-delivery “brand ambassadors.” Similar to its in-store team members, ACI provides each of its brand ambassadors with best-in-class customer training and empower them to build relationships with ACI’s delivery customers to promote its products and process refunds and returns at the point of delivery.

Provide a Compelling Product Offering.    ACI focuses on providing the highest quality fresh, natural and organic assortments to meet the demands of its customers, including through its private label brands, which ACI refers to as its own brands, such as O Organics, Open Nature, Signature and Lucerne. ACI’s own brands products achieved over $11.5 billion in sales in the fiscal year ended February 24, 2018, with 23% own brands penetration. ACI’s portfolio of USDA-certified organic products is one of the largest and fastest growing in the industry. In addition, ACI offers high-volume, high-quality and differentiated signature products, including in-store fresh-cut fruit and vegetables, cookies and fried chicken prepared using ACI’s proprietary recipes, in-store roasted turkey and freshly-baked bread. In ACI’s recent acquisition of Plated, ACI added a meal kit company with leading technology and data capabilities. ACI’s decentralized operating structure, together with its data analytics capabilities, enables its divisions to offer products and store layouts that are responsive to local tastes and preferences. In addition, ACI believes its store-based model provides ACI with a proven “last-mile” delivery solution that offers its home-delivery customers a wide variety of superior, fresh products and a variety of delivery options. ACI added to its delivery offerings with its recent alliance with Instacart, offering delivery in as little as an hour across key market areas.

Make Disciplined Capital Investments.    ACI believes that its store base is modern and in excellent condition. ACI applies a disciplined approach to its capital investments, undertaking a rigorous cost-benefit analysis and targeting an attractive return on investment. ACI is investing in its supply channel, including the automation of several of its distribution centers, in order to create efficiencies and reduce costs. ACI’s capital budgets are subject to approval at the corporate level, but ACI empowers its division leadership to prudently allocate capital to projects that will generate the highest return.

ACI’s Competitive Strengths

ACI believes the following strengths differentiate it from its competitors and contribute to its ongoing success:

Powerful Combination of Strong Local Presence and National Scale.    ACI operates a portfolio of well-known banners with both strong local presence and national scale. ACI has leading positions in many of the largest and fastest-growing MSAs in the United States. Given the long operating history of ACI’s banners, many of its stores form an important part of the local communities and neighborhoods in which they operate and occupy “First-and-Main” locations. ACI believes that its combination of local presence and national scale provides ACI with competitive advantages in brand recognition, customer loyalty and purchasing, marketing and advertising and distribution efficiencies, particularly as customers seek additional convenience options such as home delivery and “Drive Up and Go” pickup services. ACI believes its network of stores provides it with an effective solution to the “last mile” delivery challenge of online ordering by allowing ACI to provide convenient delivery to its customers through its own services and through Instacart while preserving the value, quality and freshness they receive from its stores.

Commitment to an Innovative Customer Experience.    ACI believes its commitment to innovative service solutions, store offerings and data-driven analytics positions it to drive sales and capture market share. With over 13 million loyalty members, tens of thousands of products and a large database of historical transactions, ACI is able to leverage its data analytics capabilities to offer its customers more personalized offerings and increase customer loyalty. ACI now uses the power of cloud-based enterprise solutions to quickly process proprietary customer, product and transaction data in order to efficiently provide its divisional and local managers with targeted marketing strategies. In addition to driving targeted customer promotions, ACI is beginning to utilize its data analytics capabilities to optimize shelf assortment and space by continually and systematically reviewing product performance. ACI is also continuously upgrading its online web portal and mobile application, which is currently the fourth-largest home delivery portal nationwide among food retailers, to improve ease-of-use and visual design for ACI’s desktop and mobile customers and to better integrate its customers’ loyalty rewards accounts.

Best-in-Class Management Team with a Proven Track Record.    ACI has assembled a best-in-class management team with decades of operating experience in the food and drug retail industry. ACI’s current Chairman and Chief Executive Officer, Bob Miller, has over 50 years of food and drug retail experience, including serving as Chairman and CEO of Fred Meyer and Rite Aid and Vice Chairman of Kroger. During the fiscal year ended February 24, 2018, ACI appointed Kevin Turner, former Chief Operating Officer of Microsoft and former CEO and President of Sam’s Club, as its Vice Chairman and Senior Advisor to its CEO, and believes Mr. Turner will complement its experienced operations team and recently expanded digital team to enhance ACI’s ability to connect with and serve its customers in innovative ways. ACI also recently appointed James L. Donald to serve as its President and Chief Operating Officer. Mr. Donald is an experienced retail operator, having previously served as Chief Executive Officer of Starbucks Corporation and as a senior executive at several food and drug retailers, including Wal Mart Stores, Inc., Albertson’s, Inc. and Safeway Inc. Shane Sampson, Executive Vice President & Chief Marketing and Merchandising Officer, brings both significant leadership and operational experience to ACI’s management team with a long tenure at ACI and within the industry. ACI’s Executive and Senior Vice Presidents and its division, district and store-level leadership teams are also critical to the success of its business. ACI’s nine Executive Vice Presidents, 19 Senior Vice Presidents and 12 division Presidents have an average of over 21, 21, and 35 years of service, respectively, with ACI. ACI is actively building out its digital marketing and information technology teams to ensure ACI is best positioned to capitalize on dynamic changes occurring in its industry.

Proven Operating Playbook Driving Strong Free Cash Flow Generation.    ACI believes that the execution of its operating playbook has been an important factor in enabling ACI to achieve sales growth and increase its profitability. ACI’s strong operating results, in combination with its disciplined approach to capital allocation, have resulted in the generation of strong Free Cash Flow. ACI generated Free Cash Flow of approximately $1.4 billion and $850.9 million in the fiscal years ended February 25, 2017 and February 24, 2018, respectively.

Significant Acquisition and Integration Expertise.    Growth through acquisition is an important component of ACI’s strategy, both to enhance its competitiveness in existing markets and to expand its footprint into new markets. ACI acquired 73 stores from A&P for its Acme banner and 35 stores from Haggen for its Albertsons banner during the fiscal year ended February 27, 2016, and ACI acquired an additional 29 stores from Haggen during the fiscal year ended February 25, 2017, including 15 stores that operate under the Haggen banner. ACI continually reviews acquisition opportunities that ACI believes are synergistic with its existing store network. ACI has developed a proprietary and repeatable blueprint for integration, including a clearly defined plan for the first 100 days. ACI believes that its ability to integrate acquisitions is significantly enhanced by its decentralized approach, which allows ACI to leverage the expertise of incumbent local management teams. ACI has also developed significant expertise in synergy planning and delivery, and estimates that it will achieve $823 million in annual run-rate synergies by February 23, 2019 from its acquisition of Safeway, with associated remaining one-time costs of approximately $200 million, including approximately $65 million of Safeway integration-related capital expenditures, exceeding its $800 million original target. ACI estimates that it will achieve $375 million in annual cost synergies as a result of the merger with Rite Aid, and believes that the merger provides an additional $3.6 billion in additional revenue opportunities for the combined company. ACI believes that the acquisition and integration experience of its management team, together with the considerable transactional expertise of its equity sponsors, positions ACI well for its merger with Rite Aid and for future acquisitions as the food and drug retail industry continues to consolidate.

For more information on ACI’s ability to achieve any expected synergies, see “Risk Factors—Risks Relating to ACI’s Safeway, A&P and Haggen Acquisitions and Integration—ACI may not be able to achieve the full amount of synergies that are anticipated, or achieve the synergies on the schedule anticipated, from the Safeway acquisition.”

ACI’s Strategy

ACI’s operating philosophy has been simple: ACI runs great stores with a relentless focus on sales growth. ACI has sought to grow sales and enhance profitability and Free Cash Flow through execution of the following strategies:

•	Enhancing and Upgrading ACI’s Fresh, Natural and Organic Offerings and Signature Products. ACI continues to enhance and upgrade its fresh, natural and organic offerings across its meat, produce, service deli and bakery departments to meet the changing tastes and preferences of its customers. ACI is rapidly growing its portfolio of USDA-certified organic products to include over 1,500 own brands products. In ACI’s recent acquisition of Plated, ACI added a meal kit company with leading technology and data capabilities, a strategic step for ACI as it continues to focus on innovation, personalization, and customization. ACI also believes that continued innovation and expansion of its high-volume, high-quality and differentiated signature products will contribute to stronger sales growth.

•	Expanding ACI’s Own Brands Offerings. ACI continues to drive sales growth and profitability by extending its own brands offerings across its banners, including high-quality and recognizable brands such as O Organics, Open Nature, Signature and Lucerne, each of which achieved $1 billion or more in sales in the fiscal year ended February 24, 2018. ACI’s own brands products achieved over $11.5 billion in sales in the fiscal year ended February 24, 2018, with 23% own brands penetration.

•	Leveraging ACI’s Effective and Scalable Loyalty Programs. ACI believes it can grow basket size and improve the shopping experience for its customers by expanding its just for U, MyMixx and fuel rewards programs. Over 13 million members are currently enrolled in ACI’s loyalty programs. ACI believes it can further enhance its merchandising and marketing programs by utilizing its customer analytics capabilities, including advanced digital marketing and mobile applications, to improve customer retention and provide targeted promotions to its customers. For example, ACI’s just for U and fuel rewards customers have demonstrated greater basket size, improved customer retention rates and an increased likelihood to redeem promotions offered in ACI’s stores. ACI and Rite Aid expect that the merger will empower the combined company to improve its targeted marketing by linking ACI’s loyalty program and data analytics capabilities with Rite Aid’s Wellness+ loyalty program.

•	Providing ACI’s Customers with Convenient Digital Solutions. ACI seeks to provide its customers with the means to shop how, when and where they choose. As consumer preferences evolve towards greater convenience, ACI is improving its online offerings, including home delivery and “Drive Up and Go” services. ACI continues to enhance its delivery platform to offer more delivery options and windows across its store base, including early morning deliveries, same-day deliveries, instant deliveries and unattended deliveries. In addition, ACI seeks to expand its curbside “Drive Up and Go” program in order to enable customers to conveniently pick up their goods on the way home or to the office. ACI added to its delivery offerings with its recent alliance with Instacart, offering delivery in as little as an hour across key market areas. ACI believes its strategy of providing customers with a variety of in-store and online options that suit their varying individual needs will drive additional sales growth and differentiate ACI from many of its competitors.

•	Capitalizing on Demand for Health and Wellness Services. ACI intends to leverage its portfolio of 1,777 pharmacies and its growing network of wellness clinics to capitalize on increasing customer demand for health and wellness services. Pharmacy customers are among ACI’s most loyal, and their average weekly spend on groceries is over 2.5x that of ACI’s non-pharmacy customers. ACI plans to continue to grow its pharmacy script counts through new patient prescription transfer programs and initiatives such as clinic, hospital and preferred network partnerships, which ACI believes will expand its access to more customers. To further enhance its pharmacy offerings, ACI recently acquired MedCart Specialty Pharmacy, a URAC-accredited specialty pharmacy with accreditation and license to operate in over 40 states, which will extend ACI’s ability to service its customers’ health needs. ACI believes that these efforts will drive sales and generate customer loyalty.

•	Continuously Evaluating and Upgrading ACI’s Store Portfolio. ACI plans to pursue a disciplined but committed capital allocation strategy to upgrade, remodel and relocate stores to attract customers to its stores and to increase store volumes. ACI opened 15 new stores in the fiscal year ended February 25, 2017, and opened a total of 15 new stores and completed 166 upgrade and remodel projects during the fiscal year ended February 24, 2018. ACI believes that its store base is in excellent condition, and ACI has developed a remodel strategy that is both cost-efficient and effective. In addition to store remodels, ACI continuously evaluates and optimizes store formats to better serve the different customer demographics of each local community. ACI has re-merchandised 170 stores to its “Premium” format in the fiscal year ended February 24, 2018, and has identified an additional 300 stores across its divisions that it will re-merchandise to its “Premium” format. In its “Premium” format, ACI offers a greater assortment of unique items in its fresh and service departments, as well as more natural, organic and healthy products throughout the store. Additionally, ACI has started to reposition approximately 100 stores across its divisions from its “Premium” format to an “Ultra-Premium” format that also offers gourmet and artisanal products, upscale décor and experiential elements including walk-in wine cellars and wine and cheese tasting counters.

•	Driving Innovation. ACI intends to drive traffic and sales growth through constant innovation. ACI will remain focused on identifying emerging trends in food and sourcing new and innovative products. ACI is adjusting its store layouts to accommodate a greater assortment of grab-and-go, individually packaged, and snack-sized meals. ACI is also rolling out new merchandising initiatives across its store base, including the introduction of meal kits, product sampling events, quality prepared foods and in-store dining.

•	Sharing Best Practices Across Divisions. ACI’s division leaders collaborate to ensure the rapid sharing of best practices. Recent examples include the expansion of ACI’s O Organics offering across banners, the accelerated roll-out of signature products such as ACI’s in-store fresh-cut fruit and vegetables and implementing Safeway’s successful wine and floral shop strategies, with broader product assortments and new fixtures across many of ACI’s banners.

ACI believes the combination of these actions and initiatives, together with the attractive industry trends described in more detail under “—ACI’s Industry,” will position ACI to achieve sales growth.

Enhance ACI’s Operating Margin.    ACI’s focus on sales growth provides an opportunity to enhance its operating margin by leveraging its fixed costs. ACI plans to realize further margin benefits through added scale from partnering with vendors and by achieving efficiencies in manufacturing and distribution. ACI is investing in its supply channel, including the automation of several of its distribution centers, in order to create efficiencies and reduce costs. In addition, ACI maintains a disciplined approach to expense management and budgeting.

Implement ACI’s Synergy Realization Plan.    ACI currently expects to achieve $823 million in annual run-rate synergies by February 23, 2019 from its acquisition of Safeway, with remaining associated one-time costs of approximately $200 million, including approximately $65 million of Safeway integration-related capital expenditures. During the fiscal years ended February 25, 2017 and February 24, 2018, ACI achieved synergies from the Safeway acquisition of approximately $575 million and $675 million, respectively, or approximately $750 million on an annual run-rate basis by February 24, 2018, principally from savings related to corporate and division overhead, ACI’s own brands, vendor funds, the conversion of Albertsons and NALP onto Safeway’s IT systems, marketing and advertising cost reductions and operational efficiencies within ACI’s back office and distribution and manufacturing organizations. ACI’s detailed synergy plan was developed on a bottom-up, function-by-function basis by combined ACI and Safeway teams. Synergies have consisted of approximately 28% from operational efficiencies within ACI’s back office, distribution and manufacturing operations, 20% from the conversion of Albertsons stores onto Safeway’s information technology systems, 14% from increased own brand penetration and improved synergies and 15% from improved vendor relationships. An additional 23% of synergies have come from optimizing marketing and advertising spend in adjacent regions, as well as actionable synergies in pharmacy, utilities and insurance. ACI has completed the conversion of its Albertsons stores, distribution centers and systems onto Safeway’s IT systems, and expects to complete the conversion of the NALP stores, distribution centers and systems during the fiscal year ended February 23, 2019. ACI believes these conversions will result in significant savings as it winds down its transition services agreements with SuperValu.

For more information on ACI’s ability to achieve any expected synergies, see “Risk Factors—Risks Relating to ACI’s Safeway, A&P and Haggen Acquisitions and Integration—ACI may not be able to achieve the full amount of synergies that are anticipated, or achieve the synergies on the schedule anticipated, from the Safeway acquisition.”

Selectively Grow ACI’s Store Base Organically and Through Acquisition.    ACI intends to continue to grow its store base organically through disciplined but committed investment in new stores. ACI opened 15 new stores in the fiscal year ended February 25, 2017, and opened a total of 15 new stores and completed 166 upgrade and remodel projects during the fiscal year ended February 24, 2018. ACI acquired 73 stores from A&P for its Acme banner and 35 stores from Haggen for its Albertsons banner during the fiscal year ended February 27, 2016, and ACI acquired an additional 29 stores from Haggen during the fiscal year ended February 25, 2017, of which 15 operate under the Haggen banner. ACI evaluates acquisition opportunities on an ongoing basis as ACI seeks to strengthen its competitive position in existing markets or expand its footprint into new markets. ACI believes its healthy balance sheet and decentralized structure provide it with strategic flexibility and a strong platform to make acquisitions. ACI believes its successful track record of integration and synergy delivery provides ACI with an opportunity to further enhance sales growth, leverage its cost structure and increase profitability and Free Cash Flow through selected acquisitions. On November 16, 2017, ACI acquired an equity interest in El Rancho, a Texas-based specialty grocer with 16 stores that focuses on Latino customers. The agreement with El Rancho provides ACI an opportunity to invest in the fast-growing Latino grocery sector, and complements ACI’s successful operation of a variety of store banners in neighborhoods with significant Latino populations. Consistent with this strategy, ACI regularly evaluates potential acquisition opportunities, including ones that would be significant to ACI, and ACI is currently participating in processes regarding several potential acquisition opportunities, including ones that would be significant to it, including the proposed merger with Rite Aid.

ACI’s Industry

ACI currently operates in the $608 billion U.S. food and drug retail industry, a highly fragmented sector with a large number of companies competing locally and a growing array of companies with a national footprint, including traditional supermarkets, pharmacies and drug stores, convenience stores, warehouse clubs, supercenters and a growing number of internet-based delivery services. The industry has also seen the widespread introduction of “limited assortment” retail stores, as well as local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods.

From 2012 through 2016, food and drug retail industry revenues increased at an average annual rate of 1.0%, driven in part by improving macroeconomic factors including gross domestic product, household disposable income, consumer confidence and employment. Several food items and categories, including meat, eggs and dairy, experienced price deflation in the fiscal years ended February 25, 2017 and February 24, 2018, and such price deflation could continue in the future. On an annual basis, Food-at-Home inflation is forecasted to be between 0.5% and 1.5% in 2018. In addition to macroeconomic factors, the following trends, in particular, are expected to drive sales across the industry:

Customer Focus on Fresh, Natural and Organic Offerings.    Evolving customer tastes and preferences have caused food retailers to improve the breadth and quality of their fresh, natural and organic offerings. This, in turn, has resulted in the increasing convergence of product selections between conventional and alternative format food retailers.

Converging Approach to Health and Wellness.    Customers increasingly view their food shopping experience as part of a broader approach to health and wellness. As a result, food retailers are seeking to drive sales growth and customer loyalty by incorporating pharmacy and wellness clinic offerings in their stores.

Increased Customer Acceptance of Own Brand Offerings.    Increased customer acceptance has driven growth in demand for own brand offerings, including the introduction of premium store brands. In general, own brand offerings have a higher gross margin than similarly positioned products of national brands.

Loyalty Programs and Personalization.    To remain competitive and generate customer loyalty, food retailers are increasing their focus on loyalty programs and data-driven analytics to target the delivery of personalized offers to their customers. Food retailers are also expected to seek to strengthen customer loyalty by introducing mobile applications that allow customers to make purchases, access loyalty card data and check prices while in-store.

Convenience as a Differentiator.    Industry participants are addressing customers’ desire for convenience through in-store amenities and services, including store-within-store sites such as coffee bars, fuel centers, banks and ATMs, meal kits and prepared meals. Customer convenience is important for traditional grocers that must differentiate themselves from other mass retailers, club stores and other food retailers. The increasing penetration of e-commerce competition has prompted food retailers to develop or outsource online and mobile applications for home delivery, pickup and digital shopping solutions with customer convenience in mind. The growth of e-commerce has also resulted in the emergence of a number of online-only food and drug retail offerings, including specialized meal kit services and online pharmacies.

Properties

As of February 24, 2018, ACI operated 2,318 stores located in 35 states and the District of Columbia as shown in the following table:

Location	Number of Stores	Location	Number of Stores	Location	Number of Stores
Alaska	25	Indiana	4	New York	17
Arizona	141	Iowa	1	North Dakota	1
Arkansas	1	Louisiana	16	Oregon	124
California	605	Maine	21	Pennsylvania	53
Colorado	108	Maryland	68	Rhode Island	8
Connecticut	4	Massachusetts	78	South Dakota	3
Delaware	20	Montana	38	Texas	226
District of Columbia	13	Nebraska	5	Utah	5
Florida	3	Nevada	49	Vermont	19
Hawaii	22	New Hampshire	27	Virginia	39
Idaho	41	New Jersey	79	Washington	223
Illinois	182	New Mexico	35	Wyoming	14

As of February 24, 2018, ACI operated 1,777 in-store pharmacies located in 33 states and the District of Columbia as shown in the following table:

Location	Number of Pharmacies	Location	Number of Pharmacies	Location	Number of Pharmacies
Alaska	22	Iowa	1	Oregon	109
Arizona	128	Louisiana	16	Pennsylvania	39
Arkansas	1	Maine	15	Rhode Island	1
California	376	Maryland	59	South Dakota	3
Colorado	101	Massachusetts	24	Texas	210
Delaware	12	Montana	29	Utah	4
District of Columbia	10	Nebraska	5	Vermont	5
Florida	3	Nevada	35	Virginia	36
Hawaii	11	New Hampshire	13	Washington	191
Idaho	38	New Jersey	54	Wyoming	13
Illinois	174	New Mexico	30
Indiana	4	New York	5

The following table summarizes ACI’s stores by size as of February 24, 2018:

Square Footage	Number of Stores	Percent of Total
Less than 30,000	211	9.1%
30,000 to 50,000	810	34.9%
More than 50,000	1,297	56.0%

Total stores	2,318	100%

ACI owns or ground-leases 42% of its operating stores and 59% of its industrial properties (distribution centers, Plated fulfillment centers, warehouses and manufacturing plants). The total ACI owned and ground leased properties have a value of approximately $11.2 billion, based on appraisals of ACI real estate conducted by Cushman and Wakefield, Inc. during the fiscal year ended February 25, 2017, after taking into account asset sales of properties since the respective dates of the appraisals.

ACI’s corporate headquarters are located in Boise, Idaho. ACI owns its headquarters. The premises is approximately 250,000 square feet in size. In addition to its corporate headquarters, ACI has corporate offices in Pleasanton, California and Phoenix, Arizona. ACI is in the process of consolidating its corporate campuses and division offices to increase efficiency.

On December 23, 2014, Safeway and its wholly-owned real estate development subsidiary, PDC, sold substantially all of the net assets of PDC to Terramar Retail Centers, LLC, an unrelated party. PDC’s assets were comprised of shopping centers that are completed or under development. Most of these centers included grocery stores that are leased back to Safeway.

During the fiscal year ended February 24, 2018, certain subsidiaries of ACI sold approximately 94 of its store properties for an aggregate purchase price, net of closing costs, of $962 million. In connection with the sale and subsequent leaseback, ACI entered into lease agreements for each of the properties for initial terms of 20 years with varying multiple five-year renewal options. The aggregate initial annual rent payments for the 94 properties will be approximately $65 million, with scheduled rent increases occurring generally every one or five years over the initial 20-year term. ACI qualified for sale-leaseback and operating lease accounting on 80 of the store properties and recorded a deferred gain of $360.1 million, which is being amortized over the respective lease periods. The remaining 14 stores did not qualify for sale-leaseback accounting primarily due to continuing involvement with adjacent properties that have not been legally subdivided from the store properties. ACI expects these store properties to qualify for sale-leaseback accounting once the adjacent properties have been legally subdivided. The financing lease liability recorded for the 14 store properties was $133.4 million.

Products

ACI’s stores offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel and other items and services. ACI is not dependent on any individual supplier, and one third-party supplier represented more than 5% of its sales during the fiscal year ended February 24, 2018. During the fiscal year ended February 24, 2018, ACI estimates that approximately 23% of sales, excluding fuel, pharmacy, and in-store third-party kiosks, were from ACI’s own brand products. The following table represents sales by revenue by similar type of product (in millions). Year over year increases in volume reflect acquisitions as well as identical store sales growth.

	Fiscal Year Ended
	February 24, 2018		February 25, 2017		February 27, 2016
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-perishables(1)	$26,522	44.3%	$26,699	44.7%	$26,284	44.8%
Perishables(2)	24,584	41.0%	24,399	40.9%	23,661	40.3%
Pharmacy	5,003	8.3%	5,119	8.6%	5,073	8.6%
Fuel	3,105	5.2%	2,693	4.5%	2,955	5.0%
Other(3)	711	1.2%	768	1.3%	761	1.3%

Total	$59,925	100.0%	$59,678	100.0%	$58,734	100.0%

(1)	Consists primarily of general merchandise, grocery and frozen foods.
(2)	Consists primarily of produce, dairy, meat, deli, floral and seafood.
(3)	Consists primarily of lottery and various other commissions and other miscellaneous income.

Distribution

As of February 24, 2018, ACI operated 23 strategically located distribution centers, 74% of which are owned or ground-leased, and five Plated fulfillment centers. ACI’s distribution centers collectively provide approximately 61% of all products to its retail operating areas. ACI is in the process of consolidating its distribution centers and has moved Albertsons stores, distribution centers and systems onto Safeway’s IT systems in order to operate ACI’s entire distribution network across one unified platform. ACI is in the process of moving NALP stores, distribution centers and systems onto Safeway’s IT systems. In addition, ACI is in the process of automating several distribution centers, which ACI expects will greatly improve its labor productivity, increase storage density, enhance inventory management, and shorten stocking timelines. ACI’s first automated distribution center in Tolleson, Arizona became operational in the fourth quarter of 2017. While the automation of ACI’s distribution centers requires a capital investment, ACI expects this automation will generate substantial EBITDA improvements going forward.

Manufacturing

As measured by units for the fiscal year ended February 24, 2018, 10.6% of ACI’s own brand merchandise was manufactured in company-owned facilities, and the remainder of its own brand merchandise was purchased from third parties. ACI closely monitors make-versus-buy decisions on internally sourced products to optimize their quality and profitability. In addition, ACI believes that its scale will provide opportunities to leverage its fixed manufacturing costs in order to drive innovation across ACI’s own brand portfolio.

ACI operated the following manufacturing and processing facilities as of February 24, 2018.

Facility Type	Number
Milk plants	7
Soft drink bottling plants	4
Bakery plants	3
Grocery/prepared food plants	2
Ice cream plants	2
Ice plant	1
Soup plant	1

Total	20

In addition, ACI operates laboratory facilities for quality assurance and research and development in certain plants and at its corporate offices.

Marketing, Advertising and Online Sales

ACI’s marketing efforts involve collaboration between its national marketing and merchandising team and local divisions and stores. ACI augments the local division teams with corporate resources and is focused on providing expertise, sharing best practices and leveraging scale in partnership with leading consumer packaged goods vendors. ACI’s corporate teams support divisions by providing strategic guidance in order to drive key areas of its business, including pharmacy, general merchandise and ACI’s own brands. ACI’s local marketing teams set brand strategy and communicate brand messages through ACI’s integrated digital and physical marketing and advertising channels. ACI expanded its home delivery offering to 10 new markets in the fiscal year ended February 24, 2018, and has grown its home delivery network to include eight of the ten most populous MSAs in the fiscal year ended February 24, 2018. ACI has built on its delivery offerings with its recent alliance with online grocery delivery pioneer Instacart, offering delivery in as little as an hour across key market areas. Additionally, ACI is currently rolling out its “Drive Up and Go” program, in which items selected online by its customers are gathered from its store shelves by its associates and picked up by its customers from its stores.

Relationship with SuperValu

Transition Services Agreements with SuperValu

Services.    Currently, SuperValu provides certain business support services to Albertsons and NALP pursuant to the SVU TSAs. The services provided by SuperValu to Albertsons and NALP include back office, administrative, IT, procurement, insurance and accounting services. Albertsons provides records management and retention services and environmental services to SuperValu, and also provides office space to SuperValu at ACI’s Boise offices. NALP provides pharmacy services to SuperValu.

Fees.    Albertsons’ and NALP’s fees under the SVU TSAs are 50% fixed and 50% variable, and are determined in part based on the number of stores and distribution centers receiving services, which number can be reduced by Albertsons and by NALP at any time upon five weeks’ notice, with a corresponding reduction in the variable portion of the fees due to SuperValu.

Albertsons, in its capacity as a recipient of services from SuperValu, paid total fees related to the SVU TSAs of $60.0 million for the fiscal year ended February 25, 2017 and $26.8 million for the fiscal year ended February 24, 2018. SuperValu reimburses Albertsons’ monthly expenses incurred in connection with providing office space to SuperValu at ACI’s Boise offices, as well as fees for records management and retention services, and environmental services.

NALP, in its capacity as a recipient of services from SuperValu, paid total fees related to the SVU TSAs of $97.1 million for the fiscal year ended February 25, 2017 and $102.3 million the fiscal year ended February 24, 2018. SuperValu pays NALP fees based on the number of operating SuperValu pharmacies receiving services.

Term. The provision of services commenced in March 2013 and terminates in the third quarter of 2018. Each of SuperValu, Albertsons and NALP has seven remaining one-year consecutive options to extend the term for receipt of services under the SVU TSAs, exercisable one year in advance.

Transition and Wind Down of SuperValu TSA Services

ACI is in the process of converting its NALP stores, distribution centers and systems to Safeway’s IT systems, which is the first step in transitioning off of legacy SuperValu IT systems. On October 17, 2017, Albertson’s LLC and NALP entered into wind-down agreements with SuperValu providing for, among other things, the termination of the SVU TSAs on September 21, 2018. Although ACI expects to complete the transition of the properties covered by the SVU TSAs onto Safeway’s IT systems prior to September 1, 2018, ACI may suffer disruptions as part of that process. As a result, if ACI is unable to complete the transition of certain properties by September 1, 2018, ACI will be required to pay SuperValu additional fees under the wind-down agreements and remain dependent upon SuperValu to provide these services until ACI’s transition is complete.

SuperValu—Albertsons and NALP Trademark Cross Licenses

In March 2013, NALP and Albertsons each entered into a trademark cross licensing agreement with SuperValu, pursuant to which each party granted the other a non-exclusive, royalty-free license to use certain proprietary rights (e.g., trademarks, trade names, trade dress, service marks, banners, etc.) consistent with the parties’ past practices and uses of the relevant proprietary rights. The cross license agreements will each remain in effect for so long as and to the extent that either party to the cross-license agreements owns any of the proprietary rights subject to the agreements.

Lancaster Operating and Supply Agreement

In March 2013, NALP entered into an operating and supply agreement with SuperValu for the operation of, and supply of products from, the distribution center located in the Lancaster, Pennsylvania area, which we refer to as the Lancaster Agreement. Under the Lancaster Agreement, NALP owns the Lancaster distribution center and SuperValu manages and operates the distribution center on behalf of NALP. In addition, SuperValu supplies NALP’s Acme and Shaw’s stores from the distribution center under a shared costs arrangement, allocating costs ratably based on each parties’ use of the distribution center. Unless earlier terminated, the initial term of the Lancaster Agreement continues until March 21, 2018. Subject to either party’s right to terminate the Lancaster Agreement for any reason and without cause upon 24 months’ notice, SuperValu may extend the term of the agreement for up to two consecutive periods of five years each. For the fiscal year ended February 24, 2018, NALP paid SuperValu approximately $1.7 billion under the Lancaster Agreement.

Capital Expenditure Program

ACI’s capital expenditure program funds new stores, remodels, distribution facilities and IT. ACI applies a disciplined approach to its capital investments, undertaking a rigorous cost-benefit analysis and targeting an attractive return on investment. In the fiscal year ended February 24, 2018, ACI spent approximately $1,547 million for capital expenditures, including approximately $200 million of Safeway integration-related capital expenditures. ACI expects to spend approximately $1.2 billion in total for capital expenditures during the fiscal year ending February 23, 2019, or approximately 2.0% of ACI’s sales in the fiscal year ended February 24, 2018, including approximately $65 million of Safeway integration-related capital expenditures. During the fiscal year ended February 24, 2018, ACI completed 166 upgrade and remodel projects and opened 15 new stores.

Trade Names and Trademarks

ACI has invested significantly in the development and protection of “Albertsons” and “Safeway” as both trade names and as trademarks, and considers each to be an important business asset. ACI also owns or license more than 650 other trademarks registered and/or pending in the United States Patent and Trademark Office and other jurisdictions, including trademarks for products and services such as Essential Everyday, Wild Harvest, Baby Basics, Steakhouse Choice, Culinary Circle, Safeway, Rancher’s Reserve, O Organics, Lucerne, Primo Taglio, the Deli Counter, Eating Right, mom to mom, waterfront BISTRO, Bright Green, Open Nature, Refreshe, Snack Artist, Signature Café, Signature Care, Signature Farms, Signature Kitchens, Signature Home, Signature SELECT, Value Corner, Priority, just for U, My Simple Nutrition, Ingredients for Life and other trademarks such as United Express, United Supermarkets, Amigos, Market Street, Haggen, Lucky, Pak’N Save Foods, Vons, Pavilions, Randalls, Tom Thumb, Carrs Quality Centers, ACME, Sav-On, Shaw’s, Star Market, Super Saver, Jewel-Osco and Plated.

Seasonality

ACI’s business is generally not seasonal in nature.

Competition

The food and drug retail industry is highly competitive. The principal competitive factors that affect ACI’s business are location, quality, price, service, selection, convenience and condition of assets such as ACI’s stores. The operating environment for the food and drug retailing industry continues to be characterized by intense competition, increasing specialization of retail and online formats, entry of non-traditional competitors and consolidation.

ACI faces intense competition from other food and/or drug retailers, supercenters, club stores, online retailers, specialty and niche supermarkets, “limited assortment” stores, drug stores, general merchandisers, wholesale stores, discount stores, convenience stores, natural food stores, farmers’ markets, local chains and stand-alone stores that cater to the individual cultural preferences of specific neighborhoods, restaurants and a growing number of internet-based home delivery and meal solution companies. ACI and its competitors engage in price and non-price competition which, from time to time, has adversely affected ACI’s operating margins.

For more information on the competitive pressures that ACI faces, see “Risk Factors—Risks Relating to ACI’s Business and Industry—Competition in ACI’s industry is intense, and ACI’s failure to compete successfully may adversely affect ACI’s profitability and operating results.”

Raw Materials

Various agricultural commodities constitute the principal raw materials used by ACI in the manufacture of its food products. ACI believes that raw materials for its products are not in short supply, and all are readily available from a wide variety of independent suppliers.

Environmental Laws

ACI’s operations are subject to regulation under environmental laws, including those relating to waste management, air emissions and underground storage tanks. In addition, as an owner and operator of commercial real estate, ACI may be subject to liability under applicable environmental laws for clean-up of contamination at its facilities. Compliance with, and clean-up liability under, these laws has not had and is not expected to have a material adverse effect upon ACI’s business, financial condition, liquidity or operating results. See “—Legal Proceedings” and “Risk Factors—Risks Relating to ACI’s Business and Industry—Unfavorable changes in, failure to comply with or increased costs to comply with environmental laws and regulations could adversely affect ACI. The storage and sale of petroleum products could cause disruptions and expose ACI to potentially significant liabilities.”

Employees

As of February 24, 2018, ACI employed approximately 275,000 full- and part-time employees, of which approximately 187,000 were covered by collective bargaining agreements. During the fiscal year ending February 23, 2019, 209 collective bargaining agreements covering approximately 54,000 employees are scheduled to expire. ACI believes that its relations with its employees are good.

Legal Proceedings

ACI is subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes and other matters. Some of these suits purport or may be determined to be class actions and/or seek substantial damages.

It is ACI’s management’s opinion that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on its business or financial condition.

During the fiscal year ended February 28, 2015, ACI received two subpoenas from the DEA requesting information concerning its record keeping, reporting and related practices concerning the theft or significant loss of controlled substances. On June 7, 2016, ACI received a third subpoena requesting information concerning potential diversion by one former employee in the Seattle/Tacoma area (Washington State). On July 18, 2017, the DEA and U.S. Department of Justice announced that they had reached an agreement with Safeway with respect to the matters under investigation. Under the agreement, Safeway (1) has paid a penalty of $3.0 million; (2) has surrendered its controlled substances license at one of its pharmacies in California and has had its controlled substances license at one of its pharmacies in Washington State suspended for four months; and (3) is subject to a three year corrective action plan.

In January 2016, ACI received a subpoena from the Office of the Inspector General of the Department of Health and Human Services, which we refer to as the OIG, pertaining to the pricing of drugs offered under ACI’s MyRxCare discount program and the impact on reimbursements to Medicare, Medicaid and TRICARE, which we refer to as the Government Health Programs. In particular, the OIG is requesting information on the relationship between the prices charged for drugs under the MyRxCare program and the “usual and customary” prices reported by ACI in claims for reimbursements to the Government Health Programs or other third party payors, and ACI is cooperating with the OIG in the investigation. ACI is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

On December 16, 2016, ACI received a civil investigative demand from the United States Attorney for the District of Rhode Island in connection with a False Claims Act investigation relating to ACI’s influenza vaccination programs. The investigation concerns whether ACI’s provision of store coupons to its customers who received influenza vaccinations in its in-store pharmacies constituted an improper benefit to those customers under the federal Medicare and Medicaid programs. ACI believes that its provision of the store coupons to its customers is an allowable incentive to encourage vaccinations. ACI is cooperating with the U.S. Attorney in the investigation. ACI is currently unable to determine the probability of the outcome of this matter or the range of possible loss, if any.

On August 14, 2014, ACI announced that it had experienced a criminal intrusion by installation of malware on a portion of its computer network that processes payment card transactions for its retail store locations including its Shaw’s, Star Market, Acme, Jewel-Osco and Albertsons retail banners. On September 29, 2014, ACI announced that it had experienced a second and separate criminal intrusion. ACI believes these were attempts to collect payment card data. Relying on ACI’s IT service provider, SuperValu, ACI took immediate steps to secure the affected part of the network. ACI believes that it has eradicated the malware used in each intrusion. ACI notified federal law enforcement authorities, the major payment card networks, and ACI’s insurance carriers and is cooperating in their efforts to investigate these intrusions. As required by the payment card brands, ACI retained a firm to conduct a forensic investigation into the intrusions. The forensic firm has issued separate reports for each intrusion (copies of which have been provided to the card networks). Although ACI’s network had previously been found to be compliant with PCI DSS, in both reports the forensic firm found that not all of these standards had been met at the time of the intrusions, and some of this non-compliance may have contributed to or caused at least some portion of the compromise that occurred during the intrusions.

On August 5, 2016, ACI was notified that MasterCard had asserted its initial assessment for incremental counterfeit fraud losses and non-ordinary course expenses (such as card reissuance costs) as well as its case management assessment. On December 5, 2016, ACI was further notified that MasterCard has asserted its final assessment of approximately $6.0 million, which ACI paid on December 9, 2016; however ACI disputes the MasterCard assessment and, on March 10, 2017, MasterCard filed a motion to dismiss the litigation. In a decision dated August 25, 2017, the court denied MasterCard’s motion, and the litigation is ongoing. On January 2, 2018, ACI was notified that Visa had asserted its assessment for incremental counterfeit fraud losses and card reissuance costs for $1.0 million. ACI paid the assessment in the fiscal quarter ended December 2, 2017. On October 20, 2015, ACI agreed with one of its third-party payment administrators to provide a $15 million letter of credit to cover any claims from the payment card networks and to maintain a minimum level of card processing until the potential claims from the payment card networks are resolved. On January 4, 2018, the third party payment administrator agreed to reduce the letter of credit to the Visa assessment amount of approximately $1.0 million. ACI has recorded an estimated liability for any remaining potential claims from other card networks.

As a result of the criminal intrusions, two class action complaints were filed against ACI by consumers and are currently pending, Mertz v. SuperValu Inc. et al. filed in federal court in the state of Minnesota and Rocke v. SuperValu Inc. et al. filed in federal court in the state of Idaho, alleging deceptive trade practices, negligence and invasion of privacy. The plaintiffs seek unspecified damages. The Judicial Panel on Multidistrict Litigation has consolidated the class actions and transferred the cases to the District of Minnesota. On August 10, 2015, ACI and SuperValu filed a motion to dismiss the class actions, which was granted without prejudice on January 7, 2016. The plaintiffs filed a motion to alter or amend the court’s judgment which was denied on April 20, 2016. The court also denied leave to amend the complaint. On May 18, 2016, the plaintiffs filed a notice of appeal to the Eighth Circuit and defendants filed a cross-appeal. In a decision dated August 30, 2017, the Eighth Circuit Court of Appeals reversed the District Court’s dismissal of the case as to one of the 16 named plaintiffs, affirmed the dismissal as to the remaining 15 plaintiffs and remanded the case to the District Court for further proceedings. On November 3, 2017, ACI filed a motion to dismiss with respect to the remaining plaintiff’s claim on the basis that the plaintiff was not a customer at any of ACI’s stores, and on March 7, 2018, ACI’s motion to dismiss was granted with prejudice and the complaints are now resolved.

On October 6, 2015, ACI received a letter from the Office of Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices are leading a multi-state group that includes the attorneys general for 14 other states requesting specified information concerning the two data breach incidents. The multi-state group has not made a monetary demand, and ACI is unable to estimate the possibility of or reasonable range of loss, if any. ACI has cooperated with the investigation. Three of ACI’s insurance carriers have denied its claim for cyber insurance coverage for losses resulting from the intrusions based on, among other things, the insurers’ conclusions that the intrusions began prior to the start date for coverage under the cyber insurance policy. ACI responded to the insurers’ denials disagreeing with the conclusions and reserving its rights. ACI’s claims with other of its insurance carriers remain outstanding.

On June 17, 2011, a customer of Safeway’s home delivery business (safeway.com) filed a class action complaint in the United States District Court for the Northern District of California entitled Rodman v. Safeway Inc., alleging that Safeway had inaccurately represented on its home delivery website that the prices paid there were the same as the prices in the brick-and-mortar retail store. Rodman asserted claims for breach of contract and unfair business practices under California law. The court certified a class for the breach of contract claim, but denied class treatment for the California business practices claims. On December 10, 2014, the court ruled that the terms and conditions on Safeway’s website should be construed as creating a contractual promise that prices on the website would be the same as in the stores and that Safeway had breached the contract by charging more on the website. On August 31, 2015, the court denied Safeway’s affirmative defenses and arguments for limiting liability, and determined that website registrants since 2006 were entitled to approximately $31.0 million in damages (which amount was reduced to $23.2 million to correct an error in the court’s calculation), plus prejudgment interest. The court then set a trial date of December 7, 2015 to determine whether pre-2006 registrants are entitled to any recovery. The parties thereafter stipulated to facts regarding the pre-2006 registration process, whereupon the court vacated the December trial date and extended its prior liability and damages rulings to class members who registered before 2006. Consequently, on November 30, 2015, the court entered a final judgment in favor of the plaintiff class in the amount of $41.9 million (comprised of $31.0 million in damages and $10.9 million in prejudgment interest). Safeway filed a Notice of Appeal from that judgment to the Ninth Circuit Court of Appeals on December 4, 2015, contesting both liability and damages. On April 6, 2016, the plaintiff moved for discovery sanctions against Safeway in the district court, seeking an additional $2.0 million. A hearing on the sanctions motion was held on August 25, 2016, and the court awarded sanctions against ACI in an amount under $1.0 million. The Ninth Circuit Court of Appeals heard oral arguments on the appeal on June 12, 2017 and, on August 4, 2017, affirmed the judgment for the plaintiff. On December 15, 2017, ACI paid $42.3 million into a qualified settlement fund escrow account to fund the judgment with interest.

Two lawsuits have been brought against Safeway and the Safeway Benefits Plan Committee (which, together with Safeway, we refer to as the Benefit Plans Defendants) and other third parties alleging breaches of fiduciary duty under ERISA with respect to Safeway’s 401(k) Plan, which we refer to as the Safeway 401(k) Plan. On July 14, 2016, a complaint, which we refer to as Terraza, was filed in the United States District Court for the Northern District of California by a participant in the Safeway 401(k) Plan individually and on behalf of the Safeway 401(k) Plan. An amended complaint was filed on November 18, 2016. On August 25, 2016, a second complaint, which we refer to as Lorenz, was filed in the United States District Court for the Northern District of California by another participant in the Safeway 401(k) Plan individually and on behalf of all others similarly situated against the Safeway Benefits Plans Defendants and against the Safeway 401(k) Plan’s former recordkeepers. An amended complaint was filed on September 16, 2016 and a second amended complaint was filed on November 21, 2016. In general, both lawsuits allege that the Safeway Benefits Plans Defendants breached their fiduciary duties under ERISA regarding the selection of investments offered under the Safeway 401(k) Plan and the fees and expenses related to those investments. ACI believes these lawsuits are without merit, and intend to contest each of them vigorously. The Safeway Benefits Plans Defendants filed motions to dismiss both cases. Defendants have answered the complaints, and the parties are in the initial stages of discovery. ACI is currently unable to estimate the range of loss, if any, that may result from these matters due to the early procedural status of the cases. On March 13, 2017, the United States District Court for the Northern District of California denied the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Terraza, and granted in part and denied in part the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Lorenz. On December 12, 2017, the Court in Terraza denied in part and granted in part a motion to dismiss brought by co-defendant Aon Hewitt. The parties recently entered into a scheduling stipulation in both Terraza and Lorenz wherein fact discovery will close on April 22, 2018, expert discovery will close on June 8, 2018, dispositive motions are due on June 21, 2018, and trial is set for October 22, 2018.

Three qui tam actions have been filed against ACI under the False Claims Act. In United States ex rel. Schutte and Yarberry v. SuperValu, New Albertson’s, Inc. (“Albertsons”), et al., the relators allege that defendants (including various Albertsons subsidiaries) overcharged federal healthcare programs by not providing the government, as a part of usual and customary prices, the benefit of discounts given to customers who requested that defendants match competitor prices. The complaint was originally filed under seal and amended on November 30, 2015. In United States ex rel. Proctor v. Safeway, the relator alleges that Safeway submitted fraudulent, inflated pricing information to four government healthcare programs in connection with prescription drug claims, by failing to include pharmacy discount program pricing as a part of its usual and customary prices. On August 26, 2015, the underlying complaint was unsealed. Relator filed an amended complaint, and Safeway’s motion to dismiss the amended complaint was denied. In United States ex rel. Zelickowski v. Albertsons LLC, relator alleges that Albertsons overcharged federal healthcare programs by not providing the government, as a part of its usual and customary prices to the government, the benefit of discounts given to customers who enrolled in Albertsons’ discount-club program. The complaint was originally filed under seal and amended on June 20, 2017. The government previously investigated the relators’ allegations in each of the cases and declined to intervene in any of the cases. Relators elected to pursue their respective cases on their own, and ACI is vigorously defending each of those matters. The matters are at an early stage in the proceedings. ACI is unable to express an opinion with respect to the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss if the outcome of any of them should be unfavorable.

MANAGEMENT AND OTHER INFORMATION OF THE COMBINED COMPANY

Directors of the Combined Company

Upon the closing of the merger, the board of directors of the combined company will be comprised of nine (9) members. As of the date of this proxy statement/prospectus, Rite Aid and ACI have identified all nine (9) members of the combined company’s board of directors:

•	ACI has identified its four (4) designees: Robert G. Miller, who was selected to be Chairman, Lenard B. Tessler, who was selected to be Lead Director, Allen M. Gibson and B. Kevin Turner;

•	Rite Aid has identified its four (4) designees: John T. Standley, David R. Jessick, Michael N. Regan and Marcy Syms; and

•	ACI and Rite Aid have identified Sharon L. Allen as the joint designee.

After the effective time, and until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause two nominees designated by Cerberus to be elected to the ACI board of directors. From and after such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, but beneficially owns at least five percent (5%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause one nominee designated by Cerberus to be elected to the ACI board of directors. Until such time as Cerberus ceases to beneficially own at least fifteen percent (15%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause directors designated by Cerberus to be elected Chairman and Lead Director, provided that, if Robert G. Miller has ceased to serve as Chairman, either the Chairman or the Lead Director will qualify as “independent” under the rules of the NYSE and will not be a partner or employee of Cerberus, its affiliates or any of the ACI Institutional Investors. Until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause a director designated by Cerberus to be elected Lead Director. Other than as described above, there are no agreements between Rite Aid and ACI regarding, and no decisions have been made with respect to, the selection of directors of ACI following the merger.

The following includes a brief biography of each person who is expected, as of the date of this proxy statement/prospectus, to be a director of ACI following the merger, including their present positions and qualifications, their principal occupations and directorships held with public corporations during the past five years, their ages and the year they were first elected as a director of ACI or Rite Aid, as applicable:

Name	Age	Currently a Director of ACI / Rite Aid (as applicable)	First Year Elected a Director of ACI / Rite Aid (as applicable)
Robert G. Miller	74	ACI	2006
John T. Standley	55	Rite Aid	2009
Sharon L. Allen	66	ACI	2015
Allen M. Gibson	52	—	—
David R. Jessick	64	Rite Aid	2009
Michael N. Regan	70	Rite Aid	2007
Marcy Syms	67	Rite Aid	2005
Lenard B. Tessler	66	ACI	2006
B. Kevin Turner.	53	ACI	2017

Robert G. Miller

Age: 74

Mr. Miller has served as ACI’s Chairman and Chief Executive Officer since April 2015 and has served as a member of its board of directors since 2006. Mr. Miller previously served as ACI’s Executive Chairman from January 2015 to April 2015, and as Chief Executive Officer from June 2006 to January 2015. Mr. Miller has over 50 years of retail food and grocery experience. Mr. Miller previously served as Chairman and Chief Executive Officer of Fred Meyer Inc. from 1990 to 1999 and Rite Aid Corp. from 1999 to 2003 He served as the Vice Chairman of Kroger from January 1999 to December 1999 and as Chairman of Wild Oats Markets, Inc., a nationwide chain of natural and organic food markets from 2004 to 2006. Earlier in his career, Mr. Miller served as Executive Vice President of Operations of Albertson’s, Inc. from 1988 to 1991. Mr. Miller has previously served as a board member of Nordstrom Inc. from 2004 to 2016, JoAnn Fabrics from 2013 to 2015, Harrah’s Entertainment Inc. from 1998 to 2006 and has served as a board member of the Jim Pattison Group, Inc., a diversified Canadian holding company, since 2006. Mr. Miller has detailed knowledge and valuable perspective and insights regarding ACI’s business and has responsibility for the development and implementation of its business strategy.

John T. Standley

Age: 55

Mr. Standley, Rite Aid’s Chairman and Chief Executive Officer, has been Chairman of the Board of Rite Aid since June 21, 2012, Chief Executive Officer since June 2010 and was President from September 2008 until June 2013. Mr. Standley served as Rite Aid’s Chief Operating Officer from September 2008 until June 2010. He also served as a consultant to Rite Aid from July 2008 to September 2008. From August 2005 through December 2007, Mr. Standley served as Chief Executive Officer and was a member of the board of directors of Pathmark Stores, Inc. From June 2002 to August 2005, he served as Senior Executive Vice President and Chief Administrative Officer of Rite Aid and, in addition, in January 2004 was appointed Chief Financial Officer of Rite Aid. He had served as Senior Executive Vice President and Chief Financial Officer of Rite Aid from September 2000 to June 2002 and had served as Executive Vice President and Chief Financial Officer of Rite Aid from December 1999 until September 2000. Mr. Standley served on the SUPERVALU INC. board of directors from May 2013 to July 2015. He also served on the board of directors of CarMax, Inc. from 2016 until January 2018. Mr. Standley currently serves on the National Association of Chain Drug Stores’ board of directors and is a member of its Executive Committee.

With more than 26 years of retail, financial and executive experience, Mr. Standley brings to the board an in-depth understanding of the food and drug retailing industries. In addition, his experience serving as a Chief Financial Officer of a number of companies, including Rite Aid, provides the board with additional insights into financial and accounting matters relevant to the combined company’s operations.

Lenard B. Tessler

Age: 66

Mr. Tessler has served as a member of ACI’s board of directors since 2006. Mr. Tessler is currently Vice Chairman and Senior Managing Director at Cerberus, which he joined in 2001. Prior to joining Cerberus, Mr. Tessler served as Managing Partner of TGV Partners, a private equity firm that he founded, from 1990 to 2001. From 1987 to 1990, he was a founding partner of Levine, Tessler, Leichtman & Co. From 1982 to 1987, he was a founder, Director and Executive Vice President of Walker Energy Partners. Mr. Tessler is a member of the Cerberus Capital Management Investment

Committee. Mr. Tessler has also served as a member of the board of directors of Keane Group, Inc., a provider of hydraulic fracturing, wireline technologies and drilling services, since October 2012, and as a Trustee of New York Presbyterian Hospital since 2013, where he also serves as member of the Investment Committee and the Budget and Finance Committee. Mr. Tessler’s leadership roles at ACI’s largest beneficial owner, his board service and his extensive experience in financing and private equity investments and his in-depth knowledge of ACI and its acquisition strategy, provides critical skills for ACI’s board of directors to oversee its strategic planning and operations.

Sharon L. Allen

Age: 66

Ms. Allen has been a member of ACI’s board of directors since June 2015. Ms. Allen served as U.S. Chairman of Deloitte LLP from 2003 to 2011, retiring from that position in May 2011. Ms. Allen was also a member of the Global Board of Directors, Chair of the Global Risk Committee and U.S. Representative of the Global Governance Committee of Deloitte Touche Tohmatsu Limited from 2003 to May 2011. Ms. Allen worked at Deloitte for nearly 40 years in various leadership roles, including partner and regional managing partner, and was previously responsible for audit and consulting services for a number of Fortune 500 and large private companies. Ms. Allen is currently an independent director and Chair of the Audit Committee of Bank of America Corporation, where she has served since 2012, and is also a director and chair of the Audit Committee of First Solar, Inc., where she has served since 2013. Ms. Allen also served as past Chairman of the National Board of the YMCA from 2012 to 2014 and she appeared on the Forbes list of “The 100 Most Powerful Women in the World” for four consecutive years from 2006 to 2009 and Directorships “100 Most Influential People in Corporate Governance” for four consecutive years from 2007 to 2010. Ms. Allen is a Certified Public Accountant (Retired). Ms. Allen’s extensive leadership, accounting and audit experience broadens the scope of the board of directors’ oversight of the combined company’s financial performance and reporting and provides its board of directors with valuable insight relevant to its business.

Allen M. Gibson

Age: 52

Mr. Gibson is currently the Chief Investment Officer of Centaurus Capital LP and Investment Manager for the Laura and John Arnold Foundation. Mr. Gibson has held both positions since April 2011. Centaurus Capital is a private investment partnership with interests in oil and gas, private equity, structured finance, and the debt capital markets. Prior to Centaurus, Mr. Gibson was a Senior Vice President in institutional asset management at Royal Bank of Canada from February 2008 until April 2011. Mr. Gibson has served as a member of the board of directors of ARG Realty, a commercial real estate company based in Argentina, since April 2018, Global Atlantic Financial Group, Inc., a brokerage firm, since May 2013, Cell Site Solutions, LLC, a provider of telecom equipment, products and services since May 2014, and the Tony Hawk Foundation, a youth-oriented charitable foundation, since July 2016. Mr. Gibson also serves on the Advisory committee of several investment funds, including Cerberus Investment Partners V and Cerberus Investment Partners VI. Centaurus is an investor in certain Cerberus funds. Mr. Gibson’s knowledge of capital markets enhances the ability of the ACI board of directors to make prudent financial judgments.

David R. Jessick

Age: 64

Mr. Jessick, the Chairman of the Audit Committee and member of the Executive Committee of the Rite Aid board of directors, has served as a member of the Rite Aid board of directors since 2009.

Self-employed since 2005, Mr. Jessick served as a consultant to Rite Aid’s Chief Executive Officer and senior financial staff from July 2002 until February 2005 and was Senior Executive Vice President, Chief Administrative Officer of Rite Aid from December 1999 to July 2002. From July 1998 to June 1999, Mr. Jessick was Executive Vice President, Finance and Investor Relations of Fred Meyer, Inc., and from February 1997 to July 1998, Mr. Jessick was Chief Financial Officer of Fred Meyer, Inc. From 1979 to 1996, he held various financial positions including Executive Vice President and Chief Financial Officer at Thrifty Payless Holdings, Inc. Mr. Jessick began his career as a Certified Public Accountant for Peat, Marwick, Mitchell & Co. Mr. Jessick is currently a director and audit committee chairman of Big 5 Sporting Goods Corporation. In addition, he previously served as a director of DFC Global Corp. from 2005 to 2014. Mr. Jessick brings over 35 years of retail, executive and financial experience to the combined company’s board. His familiarity with the food and drug retail business and his experience as a chief financial officer provide useful insights into operational and financial matters relevant to the combined company’s business. In addition, his service on other boards of directors enables Mr. Jessick to share insights with the combined company’s board of directors regarding corporate governance best practices.

Michael N. Regan

Age: 70

Mr. Regan, lead director and a member of the Executive Committee, Compensation Committee and Audit Committee of the Rite Aid board of directors, has served as a member of the Rite Aid board of directors since 2007. Since July 2017, Mr. Regan has served as the Executive Vice President and Chief Financial Officer for Servco Pacific Inc., a privately held company with significant interests in automobile distribution and retail dealerships in Hawaii and Australia, as well as interests in other business lines. From August 2014 to March 2017, Mr. Regan served as Executive Vice President and Chief Financial Officer of Outrigger Enterprises Group, a privately held hospitality company. Prior to that, Mr. Regan served as the Hold Separate Manager on behalf of the Federal Trade Commission, overseeing the Lumiere Place Casino and Hotel and Four Seasons Hotel in St. Louis, Missouri from August 2013 through its sale in spring 2014 and prior to that as Chief Financial Officer of Indianapolis Downs LLC, a casino and horse track complex located near Indianapolis, Indiana during its bankruptcy from January 2012 through its sale in February 2013. From May 2007 through December 2011, Mr. Regan was a self-employed private equity investor. Prior thereto, Mr. Regan served as Chief Financial Officer of The St. Joe Company, a major real estate development company based in Florida, from November 2006 to May 2007. From 1997 to November 2006, he served as Senior Vice President, Finance and held various other positions with The St. Joe Company and was a member of the senior management team. Prior to joining The St. Joe Company, he served in various financial management functions at Harrah’s Entertainment from 1980 through 1997, including as Vice President and controller from 1991 to 1997. Mr. Regan’s over 30 years of experience, including serving as a chief financial officer and as a senior vice president of finance, provides the combined company’s board with additional perspectives on financial, operational and strategic planning, and real estate matters relevant to the combined company.

Marcy Syms

Age: 67

Ms. Syms, the Chairman of the Compensation Committee of the Rite Aid board of directors, has served as a member of the Rite Aid board of directors since 2005. Ms. Syms served as a director of Syms Corp, a chain of retail clothing stores, from 1983, when she was named President and COO, until 2012. Ms. Syms became CEO of Syms Corp in 1998 and was named Chair in 2010. In November 2011, Syms Corp and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United

States Bankruptcy Code and ceased all retail operations. Ms. Syms is also a founding member of the board of directors of the Syms School of Business at Yeshiva University. Currently, Ms. Syms serves as a director of Benco Dental, President of the Sy Syms Foundation and Founder and President of the TPD Group LLC, a multi-generational succession planning company. Ms. Syms brings to the combined company’s board of directors over 18 years of experience as a chief executive officer of a chain of retail stores, including an array of skills in strategic planning, marketing and human resources matters similar to those faced by the combined company.

B. Kevin Turner

Age: 53

Mr. Turner has served as Vice Chairman of ACI and Senior Advisor to the Chief Executive Officer of ACI and as a member of ACI’s board of directors since August 2017. Mr. Turner is currently a member of the board of directors of Nordstrom, Inc. Mr. Turner was previously Chief Executive Officer of Citadel Securities and Vice Chairman of Citadel LLC, global financial institutions, from August 2016 to January 2017. He served as Chief Operating Officer of Microsoft Corporation from 2005 to 2016, and as Chief Executive Officer and President of Sam’s Club, a subsidiary of Wal-Mart, from 2002 to 2005. Between 1985 and 2002, Mr. Turner held a number of positions of increasing responsibility with Wal-Mart, including Executive Vice President and Global Chief Information Officer from 2001 to 2002. Mr. Turner’s strategic and operational leadership skills and expertise in online worldwide sales, global operations, supply chain, merchandising, branding, marketing, information technology and public relations provide ACI’s board of directors with valuable insight relevant to ACI’s business.

Director Independence

As required under the NYSE listing company manual, which is referred to in this proxy statement/prospectus as the NYSE listing standards, a majority of the members of ACI’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors within one year of listing. ACI’s board of directors will consult with internal counsel to ensure that the board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in the pertinent NYSE listing standards, as in effect from time to time. It is currently expected that a majority of the board of directors of ACI will be independent directors within the meaning of the applicable NYSE listing standards upon the closing of the merger.

Board Committees

The board of directors of ACI following the merger will have a standing audit committee, a compensation committee and a nominating and corporate governance committee. At the time of listing, ACI will be required to have at least one director satisfying the independence requirements for directors serving on an audit committee, as prescribed by the NYSE listing standards and SEC rules and regulations.

Executive Officers

ACI and Rite Aid expect that immediately following the merger, Mr. John Standley will serve as Chief Executive Officer of the combined company and Robert G. Miller will serve as Chairman. The rest of ACI’s executive team will be identified in due course prior to the closing of the merger. Information about Rite Aid’s current executive officers is incorporated by reference into this proxy statement/prospectus from Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on June 1, 2018, the Definitive Proxy Statement for Rite Aid’s 2017 Annual Meeting filed with the SEC on June 7, 2017 and Rite Aid’s current reports on Form 8-K that are incorporated by reference herein.

Information about ACI’s current executive officers is set out below.

Name	Age	Position
Robert G. Miller	74	Chairman and Chief Executive Officer
James Donald	64	President and Chief Operating Officer
B. Kevin Turner	53	Vice Chairman and Senior Advisor to the CEO
Shane Sampson	53	Chief Marketing and Merchandising Officer
Anuj Dhanda	55	Executive Vice President and Chief Information Officer
Robert B. Dimond	56	Executive Vice President and Chief Financial Officer
Justin Ewing	49	Executive Vice President, Corporate Development and Real Estate
Robert A. Gordon	66	Executive Vice President, General Counsel and Secretary
Gautam Kotwal	45	Executive Vice President and Chief Data Analytics Officer
Susan Morris	49	Executive Vice President and Chief Operations Officer
Jim Perkins	54	Executive Vice President, Retail Operations, Special Projects & President, Acme and Eastern Divisions
Andrew J. Scoggin	56	Executive Vice President, Human Resources, Labor Relations, Public Relations and Government Affairs
Mike Withers	59	Executive Vice President, Retail Operations, East Region

Robert G. Miller, Chairman and Chief Executive Officer.    Mr. Miller has been ACI’s Chairman and Chief Executive Officer since April 2015 and has served as a member of its board of directors since 2006. See “—Directors of the Combined Company.”

James Donald, President and Chief Operating Officer.    Mr. Donald joined ACI as President and Chief Operating Officer in March 2018. He most recently served as Chief Executive Officer and Director of Extended Stay America, Inc., a large North American owner and operator of hotels, and its subsidiary, ESH Hospitality, Inc. (which, together with Extended Stay America, Inc., we refer to as ESH), from February 2012 to August 2015, and as Senior Advisor of ESH from July 2015 to December 2015. Prior to joining ESH, Mr. Donald served as President, Chief Executive Officer and Director of Starbucks Corporation, President and Chief Executive Officer of regional food and drug retailer Haggen Food & Pharmacy, Chairman, President and Chief Executive Officer of regional food and drug retailer Pathmark Stores, Inc., and in a variety of other senior and executive roles at Wal-Mart Stores, Inc., Safeway Inc. and Albertsons, Inc. Mr. Donald began his grocery and retail career in 1971 with Publix Super Markets, Inc. Mr. Donald has served on the Advisory Board of Jacobs Holding AG, a Switzerland-based global investment firm, since 2015, and as a member of the Board of Directors at Barry Callebaut AG, a Switzerland-based manufacturer of chocolate and cocoa, since 2008. Mr. Donald previously served as a Director of Rite Aid Corporation from May 2008 to June 2013.

B. Kevin Turner, Vice Chairman and Senior Advisor to the CEO.    Mr. Turner has served as Vice Chairman and Senior Advisor to the Chief Executive Officer and as a member of ACI’s board of directors since August 2017. See “—Directors of the Combined Company.”

Shane Sampson, Chief Marketing and Merchandising Officer.    Mr. Sampson has been ACI’s Chief Marketing and Merchandising Officer since April 2015. Previously, Mr. Sampson served as ACI’s Executive Vice President, Marketing and Merchandising from January 2015 to April 2015. He previously served as President of NALP’s Jewel-Osco division from March 2014 to January 2015. Previously, in 2013, Mr. Sampson led NALP’s Shaw’s and Star Market’s management team. Prior to joining NALP, Mr. Sampson served as Senior Vice President of Operations at Giant Food, a regional American supermarket chain and division of Ahold USA, from 2009 to January 2013. He has over 35 years of experience in the grocery industry at several chains, including roles as Vice President of Merchandising and Marketing and President of numerous Albertson’s, Inc. divisions.

Anuj Dhanda, Executive Vice President and Chief Information Officer.    Mr. Dhanda has been ACI’s Executive Vice President and Chief Information Officer since December 7, 2015. Prior to joining ACI, Mr. Dhanda served as Senior Vice President of Digital Commerce of the Giant Eagle supermarket chain since March 2015, and as its Chief Information Officer since September 2013. Previously, Mr. Dhanda served at PNC Financial Services as Chief Information Officer from March 2008 to August 2013, after having served in other senior information technology positions at PNC Bank from 1995 to 2013.

Robert B. Dimond, Executive Vice President and Chief Financial Officer.    Mr. Dimond has been ACI’s Chief Financial Officer since February 2014. Prior to joining ACI, Mr. Dimond previously served as Executive Vice President, Chief Financial Officer and Treasurer at Nash Finch Co., a food distributor, from 2007 to 2013. Mr. Dimond has over 28 years of financial and senior executive management experience in the retail food and distribution industry. Mr. Dimond has served as Chief Financial Officer and Senior Vice President of Wild Oats, Group Vice President and Chief Financial Officer for the western region of Kroger, Group Vice President and Chief Financial Officer of Fred Meyer, Inc. and as Vice President, Administration and Controller for Smith’s Food and Drug Centers Inc., a regional supermarket chain. Mr. Dimond is a Certified Public Accountant.

Justin Ewing, Executive Vice President, Corporate Development and Real Estate.    Mr. Ewing has been ACI’s Executive Vice President of Corporate Development and Real Estate since January 2015. Previously, Mr. Ewing had served as Albertson’s LLC’s Senior Vice President of Corporate Development and Real Estate since 2013, as its Vice President of Real Estate and Development since 2011 and its Vice President of Corporate Development since 2006, when Mr. Ewing originally joined Albertson’s LLC from the operations group at Cerberus. Prior to his work with Cerberus, Mr. Ewing was with Trowbridge Group, a strategic sourcing firm. Mr. Ewing also spent over 13 years with PricewaterhouseCoopers LLP. Mr. Ewing is a Chartered Accountant with the Institute of Chartered Accountants of England and Wales.

Robert A. Gordon, Executive Vice President, General Counsel and Secretary.    Mr. Gordon has been ACI’s Executive Vice President, General Counsel and Secretary since January 2015. Previously, he served as Safeway’s General Counsel from June 2000 to January 2015 and as Chief Governance Officer since 2004, Safeway’s Secretary since 2005 and as Safeway’s Deputy General Counsel from 1999 to 2000. Prior to joining Safeway, Mr. Gordon was a partner at the law firm Pillsbury Winthrop from 1984 to 1999.

Gautam Kotwal, Executive Vice President and Chief Data and Analytics Officer.    Mr. Kotwal has served as the Executive Vice President and Chief Data and Analytics Officer of ACI since May 2018. Most recently, Mr. Kotwal worked at Kohl’s Corporation, a nationwide general merchandise retailer, from March 2012 until May 2018, where he served as Vice President of Data Platform & Data Science Engineering from April 2016 to May 2018, Director of Innovation & Data Science from July 2014 to April 2016, and Director of Innovation from March 2012 to July 2014. Prior to working at Kohl’s, Mr. Kotwal served as a Director of Engineering from August 2009 to April 2012 and Engineering Manager from June 2008 to August 2009 at Netflix, Inc., a streaming media entertainment company. Prior to joining Netflix, Mr. Kotwal served in management positions at Ooma, Inc., a consumer telecommunications company, and Tellme Networks, Inc., a developer of telephone-based applications.

Susan Morris, Executive Vice President and Chief Operations Officer.    Ms. Morris has been ACI’s Executive Vice President and Chief Operations Officer since January 2018. Previously,

Ms. Morris served as ACI’s Executive Vice President, Retail Operations, West Region from April 2017 to January 2018. Ms. Morris also served as ACI’s Executive Vice President, Retail Operations, East Region from April 2016 to April 2017, and as President of ACI’s Denver Division from March 2015 to March 2016 and as President of ACI’s Intermountain Division from March 2013 to March 2015. From June 2012 to February 2013, Ms. Morris served as ACI’s Vice President of Marketing and Merchandising, Southwest Division. From February 2010 to June 2012, Ms. Morris served as a Sales Manager in ACI’s Southwest Division. Prior to joining ACI, Ms. Morris served as Senior Vice President of Sales and Merchandising and Vice President of Customer Satisfaction at SuperValu. Ms. Morris also previously served as Vice President of Operations at Albertson’s, Inc.

Jim Perkins, Executive Vice President, Retail Operations, Special Projects and President, Acme & Eastern Divisions.    Mr. Perkins has been ACI’s Executive Vice President, Retail Operations Special Projects since April 2017. Since June 2017, he has also served as the President of ACI’s Acme Division. He also served as ACI’s Executive Vice President, Retail Operations, West Region from April 2016 until April 2017, and ACI’s Executive Vice President, Retail Operations, East Region, from April 2015 to April 2016. He served as President of NALP’s Acme Markets division from March 2013 to April 2015. Previously, he served as regional Vice President of Giant Food, a regional American supermarket chain, from 2009 to 2013. He began his career with Albertson’s, Inc. as a clerk in 1982. Mr. Perkins served in roles of increasing responsibility, ultimately being named Vice President of Operations for Albertson’s, Inc. In 2006, Mr. Perkins joined Albertson’s LLC’s southern division as Director of Operations.

Andrew J. Scoggin, Executive Vice President, Human Resources, Labor Relations, Public Relations and Government Affairs.    Mr. Scoggin has served as ACI’s current Executive Vice President, Human Resources, Labor Relations, Public Relations and Government Affairs since January 2015. Mr. Scoggin has also served as Executive Vice President, Human Resources, Labor Relations and Public Relations for Albertson’s LLC since March 2013, and served as the Senior Vice President, Human Resources, Labor Relations and Public Relations for Albertson’s LLC from June 2006 to March 2013. Mr. Scoggin joined Albertson’s, Inc. in the Labor Relations and Human Resources department in 1993. Prior to that time, Mr. Scoggin practiced law with a San Francisco Bay Area law firm.

Mike Withers, Executive Vice President, Retail Operations, East Region.    Mr. Withers has served as ACI’s Executive Vice President, Retail Operations, East Region since April 2017. Mr. Withers began his career with Albertsons in 1976 in Boise. Mr. Withers served as district manager in both Washington and Florida and was promoted to Big Sky Division President with responsibilities for store operations in Montana and North Dakota, a role he also held in both the Florida and Portland divisions. Mr. Withers previously served as Vice President of Marketing and Merchandising for the Florida and Southern divisions, and President of the Southern and Jewel-Osco divisions.

The executive officers of the combined company will be elected by, and will serve at the discretion of, the ACI board of directors. There are no family relationships among any of the currently expected directors and executive officers of the combined company.

Compensation Committee Interlocks and Insider Participation

None of the members of ACI’s compensation committee is or has at any time during the past year been an officer or employee of ACI. None of ACI’s executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of ACI’s board of directors or compensation committee.

EXECUTIVE COMPENSATION OF ACI

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is designed to provide an understanding of ACI’s compensation philosophy and objectives, compensation-setting process, and the compensation of ACI’s named executive officers during the fiscal year ended February 24, 2018, which we refer to as NEOs. This Compensation Discussion and Analysis reflects executive compensation at ACI and does not give effect to the merger. ACI’s NEOs for the fiscal year ended February 24, 2018 are:

•	Robert G. Miller, ACI’s Chairman and Chief Executive Officer;

•	Robert B. Dimond, ACI’s Executive Vice President and Chief Financial Officer;

•	Wayne A. Denningham, ACI’s former President and Chief Operating Officer, who retired on February 24, 2018;

•	Shane Sampson, ACI’s Chief Marketing and Merchandising Officer; and

•	Anuj Dhanda, ACI’s Executive Vice President and Chief Information Officer.

Compensation Philosophy and Objectives

ACI’s general compensation philosophy is to provide programs that attract, retain and motivate its executive officers who are critical to its long-term success. ACI strives to provide a competitive compensation package to its executive officers to reward achievement of its business objectives and align their interests with the interests of its equityholders. ACI has sought to accomplish these goals through a combination of short- and long-term compensation components that are linked to ACI’s annual and long-term business objectives and strategies. To focus ACI’s executive officers on the fulfillment of its business objectives, a significant portion of their compensation is performance-based.

The Role of the Compensation Committee

The compensation committee is responsible for determining the compensation of ACI’s executive officers. The compensation committee’s responsibilities include determining and approving the compensation of the Chief Executive Officer and reviewing and approving the compensation of all other executive officers.

Compensation Setting Process

ACI’s compensation program has reflected its operations as a private company. In determining the compensation for its executive officers, ACI relied largely upon the experience of its management and its board of directors with input from its Chief Executive Officer.

ACI’s board of directors has established a compensation committee to be responsible for administering its executive compensation programs. As part of the administration of ACI’s executive compensation programs, the Chief Executive Officer provides the compensation committee with his assessment of the other NEOs’ performance and other factors used in developing his recommendation for their compensation, including salary adjustments, cash incentives and equity grants.

ACI has engaged a compensation consultant to provide assistance in determining the compensation of its executive officers. Such assistance may include establishing a peer group and formal benchmarking process to ensure that its executive compensation program is competitive and offers the appropriate retention and performance incentives.

Components of the NEO Compensation Program for the Fiscal Year Ended February 24, 2018

ACI uses various compensation elements to provide an overall competitive total compensation and benefits package to the NEOs that is tied to creating value and commensurate with ACI’s results and aligns with its business strategy. Set forth below are the key elements of the compensation program for the NEOs for the fiscal year ended February 24, 2018:

•	base salary that reflects compensation for the NEO’s role and responsibilities, experience, expertise and individual performance;

•	quarterly bonus based on division performance;

•	annual bonus based on ACI’s financial performance for the fiscal year;

•	incentive compensation based on the value of ACI’s equity;

•	severance protection; and

•	other benefits that are provided to all employees, including healthcare benefits, life insurance, retirement savings plans and disability plans.

Base Salary

ACI provides the NEOs with a base salary to compensate them for services rendered during the fiscal year. Base salaries for the NEOs are determined on the basis of each executive’s role and responsibilities, experience, expertise and individual performance. The NEOs are not eligible for automatic annual salary increases. In the fiscal year ended February 24, 2018, ACI made the following adjustments to the base salary levels applicable to its NEOs from their base salaries in effect for the fiscal year ended February 25, 2017:

Name	Fiscal Year Ended February 25, 2017 Base Salary ($)	Fiscal Year Ended February 24, 2018 Base Salary (effective April 16, 2017) ($)
Robert G. Miller	2,000,000	2,000,000
Robert B. Dimond	700,000	775,000
Wayne A. Denningham	800,000	1,000,000
Shane Sampson	800,000	900,000
Anuj Dhanda	500,000	600,000

Upon the commencement of his employment, on March 1, 2018, James Donald became entitled to receive an annual base salary of $1,000,000.

Bonuses

Performance-Based Bonus Plans

ACI recognizes that its corporate management employees shoulder responsibility for supporting its operations and in achieving positive financial results. Therefore, ACI believes that a substantial percentage of each executive officer’s annual compensation should be tied directly to the achievement of performance goals.

2017 Bonus Plan.    All of the NEOs participated in the Corporate Management Bonus Plan established for the fiscal year ended February 24, 2018, which we refer to as the 2017 Bonus Plan. Consistent with ACI’s bonus plan for the fiscal year ended February 25, 2017, the 2017 Bonus Plan provided for two components:

•	a quarterly bonus component based on the performance achieved by each of ACI’s divisions for each fiscal quarter in the fiscal year ended February 24, 2018 (each which we refer to as a Quarterly Division Bonus), other than ACI’s United Supermarkets division and Haggen stores; and

•	an annual bonus component based on performance for the full fiscal year ended February 24, 2018, which we refer to as the Annual Corporate Bonus.

The goals set under the 2017 Bonus Plan were designed to be challenging and difficult to achieve, but still within a realizable range so that achievement was both uncertain and objective. ACI believes that this methodology created a strong link between its NEOs and its financial performance.

The Quarterly Division Bonus component and the Annual Corporate Bonus component each constituted 50% of each NEO’s target bonus opportunity for the fiscal year ended February 24, 2018. Consistent with its bonus plan for the fiscal year ended February 25, 2017 and the Executive Employment Agreements (as defined below), ACI established the target bonus opportunity for the fiscal year ended February 24, 2018 under the 2017 Bonus Plan as 60% (50% for Mr. Dhanda) of the NEO’s annual base salary. ACI believes that the target bonus opportunity for its NEOs is appropriate based on their positions and responsibilities, as well as their individual ability to impact its financial performance, and places a proportionately larger percentage of total annual pay for its NEOs at risk based on its performance.

Quarterly Division Bonus.    The target bonus opportunity for each fiscal quarter in the fiscal year ended February 24, 2018 was calculated by dividing the NEO’s target bonus opportunity for the fiscal year ended February 24, 2018 by 52 weeks and multiplying the result by the number of weeks in the applicable fiscal quarter, then dividing by half (each which we refer to as a Quarterly Bonus Target). Higher and lower percentages of base salary could be earned for each fiscal quarter if minimum performance levels or performance levels above target were achieved. The maximum bonus opportunity for each fiscal quarter under the 2017 Bonus Plan was 200% of the applicable Quarterly Bonus Target. No amount would be payable for the applicable fiscal quarter if results fell below established threshold levels. ACI believes that having a maximum cap serves to promote good judgment by the NEOs, reduces the likelihood of windfalls and makes the maximum cost of the plan predictable.

At the beginning of each fiscal quarter, the management of each division participating in the 2017 Bonus Plan, with approval from ACI’s corporate management, established the division’s EBITDA goal for the applicable fiscal quarter with threshold, plan, target and maximum goals. After the end of the fiscal quarter, ACI’s corporate finance team calculated the financial results for each retail division and reported the Quarterly Division Bonus percentage earned, if any. A division earned between 0% to 100% of its bonus target amount for achievement of EBITDA for the fiscal quarter between the threshold and target levels. If the division exceeded 100% of its target EBITDA for a fiscal quarter, the amount in excess of target EBITDA would be earned in proportion to the maximum goals, subject to a cap based on achievement of division sales goals for such fiscal quarter as follows:

Quarterly Sales Goal Percentage Achieved	Maximum Percentage of Quarterly Division Bonus Target Earned
Below 99%	100%
99%-99.99%	150%
100% or greater	200%

The bonuses earned by the NEOs for each fiscal quarter were determined by adding together the percentage of the quarterly division bonus target amounts earned for all of the divisions and dividing the sum by the number of ACI’s divisions participating in the 2017 Bonus Plan for such fiscal quarter. Thirteen ACI divisions participated in the 2017 Bonus Plan during the first quarter of the fiscal year ended February 24, 2018. As a result of the consolidation of ACI’s Southern and Houston divisions, twelve ACI divisions participated in the 2017 Bonus Plan during the remainder of the fiscal year ended February 24, 2018. The actual amount of the bonus earned by an NEO for each fiscal quarter is approved by the compensation committee.

Annual Corporate Bonus.    The Annual Corporate Bonus component was based on the level of achievement by ACI of an annual Adjusted EBITDA target for the fiscal year ended February 24, 2018 of $3,000 million. Amounts under the Annual Corporate Bonus could be earned above or below target level. The threshold level above which a percentage of the Annual Corporate Bonus could be earned was achievement above 90% of the Adjusted EBITDA target and 100% of the Annual Corporate Bonus could be earned at achievement of 100% of the Adjusted EBITDA target, with interim percentages earned for achievement between levels. If achievement exceeded 100% of the Adjusted EBITDA target, 10% of the excess Adjusted EBITDA would be added to the bonus pool, but payout was capped at 200% on the Annual Corporate Bonus component of the NEO’s target bonus opportunity for the fiscal year ended February 24, 2018. ACI’s board of directors has determined that ACI’s actual achieved annual Adjusted EBITDA for the fiscal year ended February 24, 2018 was below the threshold level and therefore no amount of the target bonus opportunity for the fiscal year ended February 24, 2018 was earned.

The NEOs earned the following amounts under the 2017 Bonus Plan:

Name	Aggregate Quarterly Division Bonus for the Fiscal Year Ended February 24, 2018 Earned ($)	Annual Corporate Bonus for the Fiscal Year Ended February 24, 2018 Earned ($)	Aggregate Bonus for the Fiscal Year Ended February 24, 2018 Earned ($)
Robert G. Miller	102,928	—	102,928
Robert B. Dimond	39,330	—	39,330
Wayne A. Denningham	49,984	—	49,984
Shane Sampson	45,578	—	45,578
Anuj Dhanda	25,115	—	25,115

Special Bonuses

In addition to the annual cash incentive program, ACI may from time to time pay its NEOs discretionary bonuses as determined by the board of directors or the compensation committee to provide for additional retention or upon special circumstances. In connection with the commencement of their employment, Mr. Dimond received a retention bonus in the amount of $1,500,000 and Messrs. Sampson and Dhanda each received a retention bonus in the amount of $1,000,000. Upon his subsequent transfer to the position of Division President of Jewel-Osco and in recognition of his performance, in March 2014, Mr. Sampson’s retention award was increased to $1,240,000. The final installments of Mr. Dimond’s and Mr. Sampson’s retention bonuses, in the amounts of $375,000 and $310,000, respectively, were paid on April 1, 2017. The second installment of Mr. Dhanda’s retention bonus, in the amount of $250,000, was paid to him on February 26, 2017, and the third and fourth installments will be payable on February 25, 2018 and February 24, 2019, generally subject to Mr. Dhanda remaining actively working, without having been demoted, through the payment date.

In recognition of his performance and as an additional incentive, in March 2013, Mr. Denningham received a retention bonus in the amount of $700,000. The final installment of Mr. Denningham’s retention bonus, in the amount of $175,000, was paid in April 2017.

Incentive Plans

Miller Incentive Units

In connection with the Safeway acquisition, Mr. Miller was granted a fully-vested equity award equal to a 1.0% interest in AB Acquisition on a fully participating basis, which consisted of 3,350,084 fully-vested and non-forfeitable investor incentive units of AB Acquisition. In connection with the ACI Reorganization Transactions, such investor incentive Units were exchanged for 1,109,347 investor incentive units of Albertsons Investor and 1,109,347 investor incentive units of KIM ACI.

Phantom Unit Plan

In the fiscal year ended February 27, 2016, Phantom Units were granted under the Albertsons Companies, Inc. Phantom Unit Plan (formerly, the AB Acquisition LLC Phantom Unit Plan), which we refer to as the Phantom Unit Plan, to Messrs. Dimond, Denningham, Sampson and Dhanda. To align Mr. Denningham’s awards with those granted to other senior executives, on August 2, 2016, he was granted an additional 132,456 Phantom Units. In connection with his promotion to the position of President, on April 19, 2017, Mr. Denningham was granted 82,785 Phantom Units. As further incentive, Mr. Dhanda was granted 82,785 Phantom Units on February 28, 2017, and each of Messrs. Denningham and Sampson was granted 132,456 Phantom Units on July 19, 2017. We refer to the grants of Phantom Units to the NEOs as the NEO Phantom Units.

Fifty percent of the NEO Phantom Units are time-based units that are subject to the NEO’s continued service through each applicable vesting date. The remaining 50% of the NEO Phantom Units are Performance Units that are subject to both the NEO’s continued service through each applicable vesting date and to the achievement of annual performance targets. The portion of the Performance Units subject to vesting on February 24, 2018 were subject to ACI’s achievement of an annual Adjusted EBITDA target for the fiscal year ended February 24, 2018 of $3,000 million. In February 2018, ACI’s compensation committee determined that it was unlikely that the performance measure for the fiscal year ended February 24, 2018 would be achieved. To maintain the retention value of such Performance Units, ACI’s compensation committee determined that such Performance Units would vest solely subject to the NEO’s continued service through February 24, 2018. Accordingly, all such Performance Units vested on February 24, 2018. Pursuant to the Denningham Retirement Agreement (as defined below), in connection with his retirement on February 24, 2018, Mr. Denningham became vested in his outstanding Phantom Units that would have otherwise become vested had he remained in service through February 23, 2019.

Upon the commencement of his employment, on March 1, 2018, Jim Donald was granted 214,219 Phantom Units. Subject to his continued service on each vesting date, the Phantom Units will become vested 50% on the last day of ACI’s 2018 fiscal year and 50% on the last day of ACI’s 2019 fiscal year.

Upon the consummation of the merger, any outstanding NEO Phantom Units will be converted into restricted stock units that upon vesting will be settled in newly issued shares of ACI common stock.

The NEO Phantom Units were granted with the right to receive a Tax Bonus that entitles the participant to receive a bonus equal to 4% of the fair value of the management incentive units paid to the participant in respect of vested Phantom Units. Participants will continue to be eligible to receive a Tax Bonus following the consummation of the merger.

Employment Agreements

Employment Agreement with Robert G. Miller

Mr. Miller is party to an employment agreement with ACI, dated March 13, 2006, as amended, which we refer to as the Miller Employment Agreement. On January 12, 2018, ACI and Mr. Miller entered into a letter agreement, pursuant to which the term of Mr. Miller’s employment under the Miller Employment Agreement was extended through January 30, 2019.

The Miller Employment Agreement provides that Mr. Miller will serve as Chairman and Chief Executive Officer (which will be the senior most executive officer) and a voting member of the board of directors and of any executive or operating committee of the board of directors other than a committee required by the rules of the SEC or the applicable securities exchange to be made up of solely independent directors. Pursuant to the January 12, 2018 letter agreement, ACI may appoint a successor Chief Executive Officer, which will not constitute a Good Reason event so long as Mr. Miller continues to hold or share the position of Chairman. ACI and Rite Aid expect that following the merger John Standley, the current Chief Executive Officer of Rite Aid, will succeed and replace Mr. Miller as Chief Executive Officer of ACI and that Mr. Miller will continue as Chairman.

The Miller Employment Agreement provides that Mr. Miller will receive an annual base salary in the amount of $2,000,000 per year.

In the event of a termination of Mr. Miller’s employment by ACI without Cause or by Mr. Miller with Good Reason, subject to his execution of a release, Mr. Miller will be entitled to a lump sum payment equal to his base salary for the remainder of the term. In addition, following the term of Mr. Miller’s employment, Mr. Miller will be entitled to a payment of $50,000 per month (or partial month) during his lifetime and, after his death, his spouse will become entitled to a payment of $25,000 per month for each month (or partial month) during her lifetime. In any event, such payments will cease on the tenth anniversary of the end of the term.

Pursuant to the Miller Employment Agreement, Mr. Miller is entitled to the use of corporate aircraft for up to 100 hours of personal use per year for himself, his family members and guests at no cost to him, other than to pay income tax on such usage at the lowest permissible rate. In addition, pursuant to the Miller Employment Agreement, ACI assigned $5.0 million of the key man life insurance policy that ACI had obtained on Mr. Miller’s life to Mr. Miller in favor of one or more beneficiaries designated by him from time to time. ACI agreed to maintain such policy (or substitute equivalent policies) in effect through January 2025 (whether or not Mr. Miller remains employed with ACI).

For purposes of the Miller Employment Agreement, Cause generally means:

•	an act of fraud, embezzlement, or misappropriation by Mr. Miller intended to result in substantial personal enrichment at the expense of ACI; or

•	Mr. Miller’s willful or intentional failure to materially comply (to the best of his ability) with a specific, written direction of the board of directors that is consistent with normal business practice and not inconsistent with the Miller Employment Agreement and his responsibilities thereunder, and that within 10 business days after the delivery of written notice of the failure is not cured to the best of his ability or that Mr. Miller has not provided notice that the failure was based on his good faith belief that the implementation of such direction would be unlawful or unethical.

For purposes of the Miller Employment Agreement, Good Reason generally means:

•	a change of control;

•	any material adverse alteration in Mr. Miller’s titles, positions, duties, authorities, reporting relationships or responsibilities that is not cured within 10 business days of notice from Mr. Miller, other than the appointment of a successor Chief Executive Officer to succeed (and replace) Mr. Miller as Chief Executive Officer if he continues to hold or share the position of Chairman; or

•	any material failure by ACI to comply with the Miller Employment Agreement that is not cured within 10 business days of notice from Mr. Miller.

The merger will not constitute a change of control for purposes of the Miller Employment Agreement.

Employment Agreements with other Executives

During the fiscal year ended February 24, 2018, Messrs. Dimond, Denningham, Sampson and Dhanda were each party to employment agreements dated September 9, 2014, June 26, 2016, June 28, 2016 and November 7, 2015, respectively (which we refer to as the Executive Employment Agreements). Effective August 1, 2017, Messrs. Dimond, Denningham, Sampson and Dhanda each entered into amendments and restatements of the Executive Employment Agreements, which we refer to as the 2017 Amendments). In general, the 2017 Amendments provide for substantially the same terms as the Executive Employment Agreements. In connection with his appointment as President and Chief Operating Officer, on March 1, 2018, Mr. Donald entered into an employment agreement, which we refer to as the Donald Employment Agreement) that provides for substantially the same terms as the Executive Employment Agreements as amended by the 2017 Amendments.

Pursuant to the 2017 Amendments, the term of each NEO’s employment under his Executive Employment Agreement was extended from January 30, 2018 through January 30, 2020. The Donald Employment Agreement provides for a term through March 1, 2020. Each Executive Employment Agreement and the Donald Employment Agreement provide for an annual base salary and that the respective executive is eligible to receive an annual bonus targeted at 60% (50% for Mr. Dhanda) of his annual base salary.

If the executive’s employment terminates due to his death or he is terminated due to disability, the executive or his legal representative, as appropriate, would be entitled to receive a lump sum payment in an amount equal to 25% of his base salary. If the executive’s employment is terminated by ACI without Cause or by the executive for Good Reason, subject to his execution of a release, the executive would be entitled to a lump sum payment in an amount equal to 200% of the sum of his base salary plus target bonus, and reimbursement of the cost of continuation coverage of group health coverage. To align ACI’s severance practice with that of similarly-situated companies, the 2017 Amendments reduced the period of group health coverage reimbursement from 36 months to 12 months.

For the purposes of each Executive Employment Agreement, Cause generally means:

•	conviction of a felony;

•	acts of intentional dishonesty resulting or intending to result in personal gain or enrichment at the expense of ACI, its subsidiaries or its affiliates;

•	a material breach of the executive’s obligations under the applicable Executive Employment Agreement, including but not limited to breach of the restrictive covenants or fraudulent, unlawful or grossly negligent conduct by the executive in connection with his duties under the applicable Executive Employment Agreement;

•	Personal conduct by the executive which seriously discredits or damages ACI, its subsidiaries or its affiliates; or

•	contravention of specific lawful direction from the board of directors.

For the purposes of each Executive Employment Agreement, Good Reason generally means:

•	a reduction in the base salary or target bonus; or

•	without prior written consent, relocation of the executive’s principal location of work to any location that is in excess of 50 miles from such location on the date of the applicable Executive Employment Agreement.

Denningham Retirement Agreement

Effective February 24, 2018, Mr. Denningham retired from ACI and entered into a retirement agreement with ACI and AB Management Services Corp., which we refer to as the Denningham Retirement Agreement. Pursuant to the Denningham Retirement Agreement, in consideration for Mr. Denningham’s release of claims, ACI agreed to treat Mr. Denningham’s retirement in the same manner as if he were terminated without Cause and to provide Mr. Denningham with the severance payments and benefits under his Executive Employment Agreement as described above and accelerated vesting of his outstanding Phantom Units that would have otherwise become vested had he remained in service through February 23, 2019.

Deferred Compensation Plans

ACI’s subsidiaries Albertson’s LLC and NAI maintain the Albertson’s LLC Makeup Plan and NAI Makeup Plan, respectively (which we refer to, collectively, as the Makeup Plans). The Makeup Plans are unfunded non-qualified deferred compensation arrangements. Designated employees may elect to defer the receipt of a portion of their base pay, bonus and incentive payments under the Makeup Plans. For the fiscal year ended February 24, 2018, Mr. Sampson was eligible to participate in the NAI Makeup Plan, and Messrs. Miller, Dimond and Denningham were eligible to participate in the Albertson’s LLC Makeup Plan. The amounts deferred are held in a book entry account and are deemed to have been invested by the participant in investment options designated by the participant from among the investment options made available by the committee under the Makeup Plans. Participants are vested in their accounts under the Makeup Plans to the same extent they are vested in their accounts under the 401(k) plan discussed below, except that accounts under the Makeup Plans will become fully vested upon a change of control. The merger will not constitute a change of control for purposes of the Makeup Plans. No deferral contributions for a year will be credited, however, until the participant has been credited with the maximum amount of elective deferrals permitted by the terms of the 401(k) plans and/or the limitations imposed by the Code. In addition, participants will be credited with an amount equal to the excess of the amount ACI would contribute to the 401(k) plans as a company contribution on the participant’s behalf for the plan year without regard to any limitations imposed by the Code based on the participant’s compensation over the amount of ACI’s actual company contributions for the plan year. Generally, payment of the participant’s account under the Makeup Plans will be made in a lump sum following the participant’s separation from service. Participants may receive a distribution of up to 100% of their account during employment in the event of an emergency. Participants in the Makeup Plans are unsecured general creditors.

ACI’s subsidiary Safeway maintains the Safeway Executive Deferred Compensation Program II, which we refer to as the Safeway Plan, and together with the Makeup Plans we refer to as the Deferred Compensation Plans. The Safeway Plan is an unfunded non-qualified deferred compensation arrangement. Designated employees may elect to defer the receipt of up to 100% of their base pay, bonus and incentive payments under the Safeway Plan. For the fiscal year ended February 24, 2018, Mr. Dhanda was eligible to participate in the Safeway Plan, but did not elect to participate.

See the table entitled “Nonqualified Deferred Compensation” below for information with regard to the participation of the NEOs in the Deferred Compensation Plans.

401(k) Plan

Through December 31, 2017, Albertson’s LLC, NALP and Safeway maintained 401(k) plans with terms that were substantially identical. Mr. Sampson was eligible to participate in the NALP 401(k) plan, Mr. Dhanda was eligible to participate in the Safeway 401(k) plan, and the other NEOs were eligible to participate in the Albertson’s LLC 401(k) plan. Effective on January 1, 2018, these plans were merged into a single 401(k) plan named the “Albertsons Companies 401(k) Plan,” which we refer to as the ACI 401(k) Plan. The ACI 401(k) Plan permits eligible employees to make voluntary, pre-tax employee contributions, up to a specified percentage of compensation, subject to applicable tax limitations. Commencing January 1, 2018, eligible employees are also permitted to make voluntary after-tax Roth contributions, up to a specified percentage of compensation, subject to applicable tax limitations. ACI may make a discretionary matching contribution equal to a pre-determined percentage of an employee’s contributions, subject to applicable tax limitations. Participants in the Safeway Pension Plan are not eligible for matching contributions under the ACI 401(k) Plan. Eligible employees who elect to participate in the ACI 401(k) Plan are generally 50% vested after one year of service and 100% vested after three years of service in any matching contribution, and fully vested at all times in their employee contributions. The ACI 401(k) plan is intended to be tax-qualified under Section 401(a) of the Code. Accordingly, contributions to the ACI 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn, and ACI’s contributions, if any, will be deductible by ACI when made. ACI’s board of directors determines the matching contribution rate under the ACI 401(k) plan for each year. For the fiscal year ended February 24, 2018, ACI’s board of directors set a matching contribution rate equal to 50% of an employee’s contribution up to 7% of base salary.

Other Benefits

The NEOs participate in the health and dental coverage, company-paid term life insurance, disability insurance, paid time off and paid holidays programs applicable to other employees in their locality. ACI also maintains a relocation policy applicable to employees who are required to relocate their residence. These benefits are designed to be competitive with overall market practices and are in place to attract and retain the necessary talent in the business.

Perquisites

The NEOs generally are not entitled to any perquisites that are not otherwise available to all of ACI’s employees.

Under his employment agreement, Mr. Miller is entitled to the use of corporate aircraft for up to 100 hours per year for himself, his family members and guests at no cost to him, other than to pay income tax on such usage at the lowest permissible rate. Other executives, generally those with the title of executive vice president or above, may request the personal use of a company-owned aircraft subject to availability.

For the fiscal year ended February 24, 2018, Messrs. Denningham, Dimond, Sampson and Dhanda were eligible for financial and tax planning services up to a maximum annual amount of $8,000.

Risk Mitigation

ACI’s compensation committee has assessed the risk associated with its compensation practices and policies for employees, including a consideration of the balance between risk-taking incentives and risk-mitigating factors in its practices and policies. The assessment determined that any risks arising from ACI’s compensation practices and policies are not reasonably likely to have a material adverse effect on its business or financial condition.

Impact of Accounting and Tax Matters

As a general matter, the compensation committee is responsible for reviewing and considering the various tax and accounting implications of compensation vehicles that ACI utilizes. With respect to accounting matters, the compensation committee examines the accounting cost associated with equity compensation in light of ASC 718.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Unit Awards ($)(3)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert G. Miller	2017	2,000,000	—	—	—	102,928	—	699,450	2,802,378
Chairman and Chief Executive Officer	2016	2,000,000	—	—	—	439,800	—	1,052,343	3,492,143
	2015	2,000,000	—	—	—	1,772,317	—	913,547	4,685,864

Robert B. Dimond	2017	764,904	448,734	—	—	39,330	—	63,768	1,316,736
Executive Vice President and Chief Financial Officer	2016	700,000	470,200	—	—	153,930	—	53,616	1,377,746
	2015	700,000	375,000	15,274,000	—	620,311	—	2,230,000	19,199,311

Wayne A. Denningham	2017	973,077	480,333	8,368,405	—	49,984	—	73,870	9,945,669
Chief Operating Officer(6)	2016	800,000	329,133	6,600,000	—	175,920	—	93,587	7,998,640
	2015	794,231	175,000	13,092,000	—	703,035	—	338,498	15,102,764

Shane Sampson	2017	886,538	436,403	4,968,425	—	45,578	—	72,574	6,409,518
Chief Marketing and Merchandising Officer	2016	800,000	473,200	—	—	175,920	—	31,934	1,481,054
	2015	788,461	310,000	26,184,000	—	697,144	—	16,901	27,996,506

Anuj Dhanda	2017	586,538	292,134	3,399,980	—	25,115	—	144	4,303,911
Executive Vice President and Chief Information Officer

1.	Reflects 52-week years ended February 24, 2018, February 25, 2017 and February 27, 2016.
2.	Reflects retention bonuses and tax bonuses paid to the NEOs, as set forth in the table below. The retention bonuses for the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016 are further described in “—Compensation Discussion and Analysis.” Tax bonuses for the fiscal year ended February 24, 2018 were paid to each of Messrs. Dimond, Denningham, Sampson and Dhanda in connection with the vesting of NEO Phantom Units as described in “—Compensation Discussion and Analysis.”

Name	Fiscal Year(1)	Retention Bonus ($)	Tax Bonus ($)
Robert B. Dimond	2017	375,000	73,734
	2016	375,000	95,200
	2015	375,000	—
Wayne A. Denningham	2017	175,000	305,333
	2016	175,000	154,133
	2015	175,000	—
Shane Sampson	2017	310,000	126,403
	2016	310,000	163,200
	2015	310,000	—
Anuj Dhanda	2017	250,000	42,134

3.	Reflects the grant date fair value calculated in accordance with ASC 718. Reflects the Phantom Units granted to Mr. Dimond in the fiscal year ended February 27, 2016, to Mr. Denningham in the fiscal years ended February 24, 2018, February 25, 2017 and February 27, 2016, to Mr. Sampson in the fiscal years ended February 24, 2018 and February 25, 2017, and to Mr. Dhanda in the fiscal year ended February 24, 2018. See Note 10—Stockholders’ / Member Equity in ACI’s consolidated financial statements, included elsewhere in this proxy statement/prospectus, for a discussion of the assumptions used in the valuation of equity-based awards.

4.	Reflects amounts paid to the NEOs under ACI’s bonus plan for the applicable fiscal year, as set forth in the table below.

Name	Fiscal Year(1)	Fiscal Year Quarterly Bonus ($)	Fiscal Year Annual Bonus ($)
Robert G. Miller	2017	102,928	—
	2016	263,400	176,400
	2015	572,317	1,200,000
Robert B. Dimond	2017	39,330	—
	2016	92,190	61,740
	2015	200,311	420,000
Wayne A. Denningham	2017	49,984	—
	2016	105,360	70,560
	2015	226,497	476,538
Shane Sampson	2017	45,578	—
	2016	105,360	70,560
	2015	224,067	473,077
Anuj Dhanda	2017	25,115	—

5.	A detailed breakdown of “All Other Compensation” is provided in the table below:

Name	Fiscal Year (1)	Aircraft ($) (a)	Relocation ($)	Life Insurance ($)(b)	Other Payments ($)(c)	Financial/ Tax Planning ($)	Deferred Compensation Plan Company Contribution ($)(d)	401(k) Plan Company Contribution ($)	Total ($)
Robert G. Miller	2017	448,942	—	125,000	—	—	116,508	9,000	699,450
	2016	320,830	—	125,000	—	—	597,513	9,000	1,052,343
	2015	304,351	—	125,000	—	—	475,446	8,750	913,547
Robert B. Dimond	2017	—	—	—	—	6,715	48,053	9,000	63,768
	2016	—	—	—	—	—	53,616	—	53,616
	2015	—	700,000	—	1,530,000	—	—	—	2,230,000
Wayne A. Denningham	2017	9,838	—	—	—	7,825	47,207	9,000	73,870
	2016	37,969	—	—	—	7,800	38,818	9,000	93,587
	2015	—	10,560	—	—	7,875	311,313	8,750	338,498
Shane Sampson	2017	5,698	—	—	—	6,065	51,811	9,000	72,574
	2016	18,684	—	—	—	4,250	—	9,000	31,934
	2015	1,766	6,385	—	—	—	—	8,750	16,901
Anuj Dhanda	2017	—	—	—	—	—	—	144	144

(a)	Represents the aggregate incremental cost to ACI for personal use of ACI’s aircraft.
(b)	Reflects ACI’s payment of premiums for a life insurance policy ACI maintains for Mr. Miller.
(c)	Reflects a one-time indemnification payment made to Mr. Dimond for compensation lost from his prior employer.
(d)	Reflects ACI’s contributions to the NEO’s Deferred Compensation Plan account in an amount equal to the excess of the amount ACI would contribute to the ACI 401(k) plan as a company contribution on the NEO’s behalf for the plan year without regard to any limitations imposed by the Code based on the NEO’s compensation over the amount of ACI’s actual contributions to the ACI 401(k) plan for the plan year.

6.	Mr. Denningham retired from ACI effective February 24, 2018.

Grants of Plan Based Awards in the Fiscal Year Ended February 24, 2018

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Unit Awards: Number of Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Unit)	Grant Date Fair Value of Unit and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Robert G. Miller		—	1,200,000	2,400,000	—	—	—	—	—	—	—
Robert B. Dimond		—	465,000	930,000	—	—	—	—	—	—	—
Wayne A. Denningham		—	600,000	1,200,000	—	—	—	—	—	—	—
	4/19/2017	—	—	—	—	—	—	82,785	—	—	3,399,980
	7/19/2017							132,456			4,968,425
		—	540,000	1,080,000	—	—	—	—	—	—	—
Shane Sampson	7/19/2017							132,456			4,968,425
Anuj Dhanda	2/28/2017		360,000	720,000				82,785			3,399,980

1.	Amounts represent the range of annual cash incentive awards the NEO was potentially entitled to receive based on the achievement of performance goals for the fiscal year ended February 24, 2018 under ACI’s 2017 Bonus Plan as more fully described in “—Compensation Discussion and Analysis.” The amounts actually paid are reported in the Non-Equity Incentive Plan column of the Summary Compensation table. Pursuant to the 2017 Bonus Plan, performance below a specific threshold will result in no payment with respect to that performance goal. Performance at or above the threshold will result in a payment from $0 up to the maximum bonus amounts reflected in the table.
2.	Represents Phantom Units granted to Mr. Denningham, as described in “—Compensation Discussion and Analysis.”
3.	Reflects the grant date fair value of $41.07 per unit with respect to the Phantom Units granted to Mr. Denningham on April 19, 2017 and Mr. Dhanda on February 28, 2017, and $37.51 per unit with respect to the Phantom Units granted to Messrs. Denningham and Sampson on July 19, 2017, as calculated in accordance with ASC 718. Assumptions used in the valuation of equity based awards are discussed in Note 10—Stockholders’/Member Equity in ACI’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Outstanding Equity Awards at February 24, 2018

	Option Awards					Unit Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Units That Have Not Vested (#)	Market Value of Units That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested (#)(1)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Units or Other Rights That Have Not Vested ($)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)		(j)
Robert G. Miller	—	—	—	—	—	—	—	—		—
Robert B. Dimond	—	—	—	—	—	—	—	57,949	(3)	1,843,358
Wayne A. Denningham	—	—	—	—	—	—	—	—	(4)	—
Shane Sampson	—	—	—	—	—	—	—	231,798	(5)	7,373,494
Anuj Dhanda	—	—	—	—	—	—	—	74,507	(6)	2,370,068

1.	Reflects the number of unvested Phantom Units held by the NEO.
2.	Based on a per unit price of $31.81, the aggregate value of one investor incentive unit in each of Albertsons Investor and KIM ACI as of February 24, 2018.
3.	Mr. Dimond’s Phantom Units are subject to vesting on February 23, 2019, 50% subject to his continued employment through such date and 50% subject to both his continued employment through such date and ACI’s achievement of performance targets for the fiscal year ending February 23, 2019.
4.	Mr. Denningham forfeited his unvested Phantom Units upon his retirement on February 24, 2018.

5.	99,342 of Mr. Sampson’s Phantom Units are subject to vesting on February 23, 2019, 50% subject to his continued employment through such date and 50% subject to both his continued employment through such date and ACI’s achievement of performance targets for the fiscal year ending February 23, 2019. 132,456 of Mr. Sampson’s Phantom Units are subject to vesting on the date set forth in the table below with respect to the number of Phantom Units indicated, in each case subject 50% to his continued employment through such date and 50% to both his continued employment through such date and ACI’s achievement of performance targets for the fiscal year in which such date occurs:

Vesting Date	Number of Phantom Units Subject to Vesting
July 19, 2018	10,928
July 19, 2019	10,928
July 19, 2020	11,259
July 19, 2021	99,341

6.	33,114 of Mr. Dhanda’s Phantom Units are subject to vesting on February 23, 2019, 50% subject to his continued employment through such date and 50% subject to both his continued employment through such date and ACI’s achievement of performance targets for the fiscal year ending February 23, 2019. The remainder of Mr. Dhanda’s Phantom Units will be subject to vesting in equal installments on February 29, 2020 and February 27, 2021, in each case subject 50% to his continued employment through such date and 50% to both his continued employment through such date and ACI’s achievement of performance targets with respect to such fiscal year.

Option Exercises and Units Vested in the Fiscal Year Ended February 24, 2018

Name	Option Awards		Unit Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
(a)	(b)	(c)	(d)	(e)
Robert G. Miller	—	—	—	—
Robert B. Dimond	—	—	57,949	1,843,358
Wayne A. Denningham	—	—	239,966	7,633,318
Shane Sampson	—	—	99,342	3,160,069
Anuj Dhanda			33,114	1,053,356

1.	Reflects the vesting of Phantom Units on February 24, 2017, as described in “—Compensation Discussion and Analysis.”
2.	The value realized upon vesting of the Phantom Units is based on a per unit price of $31.81, the aggregate value of one investor incentive unit in each of Albertsons Investor and KIM ACI as of February 24, 2018.

Nonqualified Deferred Compensation

The following table shows the executive and company contributions, earnings and account balances for the NEOs under the Deferred Compensation Plans during the fiscal year ended February 24, 2018. The Deferred Compensation Plans are non-qualified deferred compensation arrangements intended to comply with Section 409A of the Code. See the section entitled “—Compensation Discussion and Analysis” beginning on page [—] of this proxy statement/prospectus for a description of the terms and conditions of the Deferred Compensation Plans. The aggregate balance of each participant’s account consists of amounts that have been deferred by the participant, company contributions, plus earnings (or minus losses). ACI does not deposit any amounts into any trust or other account for the benefit of plan participants. In accordance with tax requirements, the assets of the Deferred Compensation Plans are subject to claims of ACI’s creditors.

Name	Executive Contributions in Last FY ($)(1)	ACI Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert G. Miller	141,901	116,508	392,215	—	6,314,266
Robert B. Dimond	70,704	48,053	31,326	—	531,719
Wayne A. Denningham	58,855	47,207	380,221	—	2,540,764
Shane Sampson	53,899	51,811	39,593	—	258,992
Anuj Dhanda	—	—	—	—	—

1.	All executive contributions represent amounts deferred by each NEO under a Deferred Compensation Plan and are included as compensation in the Summary Compensation Table under “Salary,” “Bonus” and “Non-Equity Incentive Plan Compensation.”
2.	All registrant contributions are reported under “All Other Compensation” in the Summary Compensation Table.
3.	These amounts are not reported in the Summary Compensation Table as none of the earnings are based on interest above the market rate.

Phantom Unit Plan

In the fiscal year ended February 27, 2016, AB Acquisition adopted the Phantom Unit Plan which provides for grants of Phantom Units to employees, directors and consultants. In connection with the ACI Reorganization Transactions, the Phantom Unit Plan was:

•	transferred to, and assumed by, ACI;

•	amended and restated to reflect its assumption by ACI and related adjustments to outstanding Phantom Units in accordance with its provisions; and

•	renamed as the “Albertsons Companies, Inc. Phantom Unit Plan.”

Prior to the ACI Reorganization Transactions, each Phantom Unit provided the participant with a contractual right to receive upon vesting one Series 2 incentive unit of AB Acquisition. Following the ACI Reorganization Transactions, each Phantom Unit provides the participant with a contractual right to receive upon vesting one management incentive unit in Albertsons Investor and one management incentive unit in KIM ACI.

For the purposes of this proxy statement/prospectus, the number of Phantom Units and per unit values reflects the number of Phantom Units granted to a holder and the per unit values as adjusted to reflect the ACI Reorganization Transactions.

The Phantom Unit Plan provides that ACI may provide for a participant’s Phantom Unit award to include a separate right to receive a Tax Bonus. A Tax Bonus entitles a participant to receive a bonus equal to 4% of the fair market value of the management incentive units paid to the participant in respect of vested Phantom Units. Tax Bonuses may be paid in cash, management incentive units or a combination thereof.

The Phantom Unit Plan provides that, unless otherwise provided in an award agreement, in the event of the termination of a participant’s service for any reason, any unvested Phantom Units and any rights to a future Tax Bonus will be forfeited without the payment of consideration. In the event of the termination of a participant’s service for Cause, unless otherwise provided in an award agreement, any management incentive units issued with respect to a vested Phantom Unit and any rights to a future Tax Bonus will be forfeited without the payment of consideration.

For purposes of the Phantom Unit Plan, Cause is as defined in a participant’s employment agreement, or if not so defined, generally means:

•	the commission of a felony or a misdemeanor (excluding petty offenses) involving fraud, dishonesty or moral turpitude;

•	a participant’s failure (other than as a result of incapacity due to mental or physical impairment) to perform his material duties;

•	acts of dishonesty resulting or intending to result in personal gain or enrichment at the expense of ACI, or its subsidiaries or affiliates;

•	a breach of any material written policy of ACI or its subsidiaries;

•	the failure to follow the lawful written directions of ACI’s Chief Executive Officer, its Executive Chairman, the board of directors or the person to whom the participant reports;

•	conduct in connection with a participant’s duties that is fraudulent, grossly negligent or otherwise materially injurious to ACI or its subsidiaries or affiliates; or

•	a breach of restrictive covenants under which the participant is subject.

Prior to the consummation of the merger, management incentive units issued upon settlement of vested Phantom Units will dilute the then-existing equityholders of Albertsons Investor and KIM ACI and will not affect the number of outstanding shares of ACI common stock. Upon the consummation of the merger, all outstanding Phantom Units will automatically be converted to restricted stock units that upon vesting will be settled in newly issued shares of ACI common stock. The restricted stock units will be subject to a Restricted Stock Unit Plan that will have substantially the same terms as, and will supersede, the Phantom Unit Plan except that no new awards may be granted thereunder.

As of the date of this proxy statement/prospectus, 1,501,855 Phantom Units are reserved for future issuance under the Phantom Unit Plan and there are [—] Phantom Units outstanding that would automatically convert into [—] restricted stock units.

In connection with, and immediately prior to the closing of, the merger, Albertsons Investor will distribute shares of ACI common stock to its equity holders on a pro rata basis in exchange for the common units, management incentive units and investor incentive units in Albertsons Investor held by such holders and KIM ACI will distribute shares of ACI common stock to its equity holders on a pro rata basis in exchange for the incentive units, management incentive units and investor incentive units in KIM ACI held by such holders.

2018 Omnibus Incentive Plan

On June 4, 2018, the ACI board of directors adopted, and the ACI stockholders approved, the Albertsons Companies, Inc. 2018 Omnibus Incentive Plan, which we refer to as the 2018 incentive plan. The 2018 incentive plan will become effective upon, and no awards will be made under the 2018 incentive plan until, the closing of the merger. The principal features of the 2018 incentive plan are summarized below, but the summary is qualified in its entirety by reference to the 2018 incentive plan, which is attached as an exhibit to this proxy statement/prospectus.

Following the closing of the merger, all new incentive awards will be granted under the 2018 incentive plan and no new awards will be granted under the Albertsons Companies, Inc. Restricted Stock Unit Plan or any equity incentive unit plan of Rite Aid assumed by ACI in connection with the merger.

Administration of the 2018 incentive plan. The 2018 incentive plan will be administered by a committee of ACI’s board of directors, which we refer to as the plan committee. The plan committee will consist of two or more persons appointed by the ACI board of directors, each of whom is independent to the extent required by Rule 16b-3 under the Exchange Act or by the New York Stock Exchange, except that the ACI board of directors will be the plan committee for awards made to non-employee directors. Subject to certain limitations, the plan committee may delegate its authority to grant awards to one or more committees consisting of one or more members of the board of directors or to ACI’s chief executive officer.

Securities Subject to the 2018 incentive plan. A maximum of 25,000,000 shares of ACI’s common stock are reserved for issuance pursuant to awards under the 2018 incentive plan, all of which may be issued with respect to incentive stock options designed to comply with the applicable provisions of Section 422 of the Code, which we refer to as ISOs. The number of shares of ACI’s common stock available under the 2018 incentive plan will be reduced by one share for each share issued under an award. The shares of ACI common stock covered by the 2018 incentive plan may be authorized but unissued shares of ACI’s common stock or authorized and issued shares of ACI’s common stock held in ACI’s treasury.

Any shares of ACI common stock subject to an award that is forfeited, cancelled, exchanged or surrendered, or that otherwise terminates or expires without the issuance or distribution of shares of ACI common stock, will again be available for awards. Any shares of ACI common stock exchanged by a participant or withheld to satisfy the tax withholding obligations related to any award other than stock options or stock appreciation rights, which we refer to as SARs, will again be available for awards. Shares of ACI common stock that are exchanged by a participant or withheld as full or partial payment in connection with a stock option or SAR will not be available for subsequent awards. If a SAR is settled by the delivery of a net number of shares of ACI common stock, the full number of shares of ACI common stock underlying such SAR will not be available for subsequent awards. To the extent an award is paid or settled in cash, the number of shares of ACI common stock with respect to which such payment or settlement is made will again be available for awards. Shares of ACI common stock underlying awards that can only be settled in cash will not be counted against the aggregate number of shares of ACI common stock available for awards.

Eligibility. All employees, consultants, and directors of ACI and its affiliates will be eligible to receive awards under the 2018 incentive plan.

Awards under the 2018 incentive plan. The plan committee may grant or issue stock options, which may be non-qualified stock options or, solely to eligible employees, ISOs, SARs, restricted stock, restricted stock units, other stock-based awards and cash awards. The terms and conditions of each award will be determined by the plan committee and set forth in an award agreement with the person receiving the award that will indicate the type, terms and conditions of the award.

Director Award Limit. The maximum number of shares of ACI common stock subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash award or other cash fees paid during the fiscal year to the non-employee director in respect of the director’s service as a member of the ACI board of directors during such fiscal year (including service as a member or chair of any committees), will not exceed $600,000 in total value. The independent members of the ACI board of directors may make exceptions to this limit for a non-executive chair.

Vesting of Awards. The terms and conditions, and any restrictions and performance-based vesting conditions, of an award will be determined by the plan committee and set forth in the applicable award agreement. Equity-based Awards will vest no earlier than the first anniversary of the date the award is granted other than with respect to shares of ACI common stock delivered in lieu of fully vested cash awards, except that awards to directors may vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of the Company’s stockholders that is at least 50 weeks after the immediately preceding year’s annual meeting. The plan committee may grant equity-based awards without regard to the foregoing minimum vesting requirement with respect to a maximum of 5% of the available share reserve authorized for issuance under the 2018 incentive plan. The plan committee has the discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or a change in control.

Transferability of Awards. No award may be transferred by a participant in any manner other than by will or by the laws of descent and distribution, or, subject to the consent of the plan committee, pursuant to domestic relations order, in each case unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed. All stock options will be exercisable, during the participant’s lifetime, only by the participant, unless it has been transferred pursuant to a domestic relations order. No Award will in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such award, or be subject to attachment or legal process for or against such person. The plan committee or the ACI board of directors may determine a nonqualified stock option may be transferred to certain family members and trusts.

Change in Control. In the event of a change in control the plan committee has the discretion to take such actions and treat outstanding awards as it deems appropriate.

Claw-Back Provisions. Awards are subject to the terms of ACI’s recoupment, clawback or similar policy and any similar provisions of applicable law, as well as any other policy of ACI that applies to awards, such as anti-hedging or pledging policies, in each case as may be in effect from time to time. The plan committee may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recovery by ACI upon the occurrence of certain specified events, in addition to any vesting or performance conditions, which events may include a termination of service for cause, violation of ACI’s policies, breach of noncompetition or other restrictive covenants, a determination that the payment of the award was based on an incorrect determination that financial or other criteria were met or other conduct by the participant that is detrimental to the business or reputation of ACI or its Affiliates. Awards and any payments or compensation associated therewith may be made subject to forfeiture or recovery by ACI or other action pursuant to any compensation recovery policy adopted by the ACI board of directors or the plan committee at any time, including to comply with applicable law. Any award agreement may be unilaterally amended by the plan committee to comply with such compensation or recovery policy.

2018 incentive plan Benefits. The future benefits that will be received under the 2018 incentive plan by our current directors, executive officers and all eligible employees are not currently determinable.

Adjustments for Certain Events. In the event of a merger, consolidation, stock rights offering, liquidation, or similar event affecting ACI or any of its subsidiaries, or a stock dividend, stock split,

reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of ACI, the plan committee or the ACI board of directors will make such equitable and appropriate substitutions or adjustments to the aggregate number and kind of shares of ACI sock or other securities reserved for issuance and delivery under the 2018 incentive plan, the number and kind of shares of ACI stock or other securities subject to outstanding awards, and the exercise price or base price of outstanding awards.

Amendment and Termination of the 2018 incentive plan. The ACI board of directors may, at any time, suspend or terminate the 2018 incentive plan or revise or amend it in any respect whatsoever, subject to stockholder approval if and to the extent such approval is required in order to comply with applicable law or stock exchange listing requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant under any outstanding award without the consent of the participant. In no event may an award be granted pursuant to the 2018 incentive plan on or after the tenth anniversary of the date the 2018 incentive plan was adopted.

Prohibition on Repricing. Except in connection with a corporate transaction involving ACI, the plan committee will not, without the approval of ACI’s stockholders, authorize the amendment of any outstanding award to reduce its price per share, including any amendment to reduce the exercise price per share of outstanding stock options or SARs.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of equity-based awards under the 2018 incentive plan, the exercise and vesting following the merger of the options registered under this proxy statement/prospectus, and the disposition of shares acquired pursuant to the exercise or settlement of such awards and options, and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all such awards are exempt from, or comply with, the requirement of section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant. The summary is not intended as tax guidance to any individual. Participants and option holders are strongly urged to consult their own tax advisors regarding the federal and other tax consequences to them of participating in the 2018 incentive plan or the exercise of any options.

Stock Options. Holders of ISOs will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an ISO disposes of those shares, the holder will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under sections 280G of the Code for compensation paid to executives designated in those sections. Finally, if an ISO becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the ISO in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

No income will be realized by a holder upon grant or vesting of a non-qualified stock option, which is an option that does not qualify as an ISO. Upon the exercise of a non-qualified stock option, the holder will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the holder’s tax basis will equal the sum of the compensation income recognized and the exercise price. ACI will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under section 280G of the Code for compensation paid to certain executives designated in those sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

Stock appreciation rights. No income will be realized by a participant upon grant or vesting of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the stock appreciation right. ACI will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under sections 280G of the Code for compensation paid to certain executives designated in those sections.

Restricted Stock. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any (unless the participant made an election under section 83(b) of the Code to be taxed at the time of grant). ACI will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under section 280G of the Code for compensation paid to certain executives designated in those sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. ACI will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under section 280G of the Code for compensation paid to certain executives designated in those sections.

Potential Payments Upon Termination or Change of Control

The tables below describe and estimate the amounts and benefits that the NEOs would have been entitled to receive upon a termination of their employment in certain circumstances or, if applicable, upon a change of control, assuming such events occurred as of February 24, 2018 (based on the plans and arrangements in effect on such date). The estimated payments are not necessarily indicative of the actual amounts any of the NEOs would have received in such circumstances. The tables exclude compensation amounts accrued through February 24, 2018, that would be paid in the normal course of continued employment, such as accrued but unpaid salary, payment for accrued but unused vacation and vested account balances under ACI’s retirement plans that are generally available to all of its salaried employees. The merger will not constitute a change of control.

As discussed in “—Compensation Discussion and Analysis—Denningham Retirement Agreement,” Mr. Denningham retired from ACI on February 24, 2018 and received the severance benefits described including a severance payment in the amount of $3,200,000, which reflected an amount equal to two times the sum of Mr. Denningham’s base salary plus target bonus.

Robert G. Miller
Payments and Benefits	Death ($)		For Any Reason ($)		Without Cause or for Good Reason ($)
Cash Payments	3,000,000	(1)	6,000,000	(2)	7,833,333	(3)
Total	3,000,000		6,000,000		7,833,333

(1)	Reflects cash payments of $25,000 per month to Mr. Miller’s spouse payable for a period of 10 years following his termination due to death. Such payments would cease upon the death of Mr. Miller’s spouse.
(2)	Reflects cash payments of $50,000 per month to Mr. Miller payable for a period of 10 years following his termination for any reason. In the event of his death following termination, such payments will cease and thereafter his surviving spouse will become entitled to cash payments of $25,000 per month through the earlier of her death and the 10-year anniversary of Mr. Miller’s termination.
(3)	Reflects a lump sum cash payment equal to the sum of (i) $50,000 per month to Mr. Miller payable for a period of 10 years following his termination for any reason and (ii) an amount equal to Mr. Miller’s base salary for the remainder of the term of his employment under his employment agreement (11 months following February 24, 2018).

Robert B. Dimond
Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	193,750	(1)	—	2,480,000	(2)
Health Benefits	—		—	20,491	(3)
Total	193,750		—	2,500,491

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Dimond’s base salary.
(2)	Reflects a lump sum cash payment equal to the sum of Mr. Dimond’s base salary plus target annual bonus, in each case for a period of 24 months.
(3)	Reflects the cost of reimbursement for up to 12 months of continuation of health coverage.

Anuj Dhanda
Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or, for Good Reason ($)
Cash Payments	150,000	(1)	—	1,800,000	(2)
Health Benefits	—		—	—	(3)
Total	150,000		—	1,800,000

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Dhanda’s base salary.
(2)	Reflects a lump sum cash payment equal to the sum of Mr. Dhanda’s base salary plus target annual bonus, in each case for a period of 24 months.
(3)	Reflects the cost of reimbursement for up to 12 months of continuation of health coverage.

Shane Sampson
Payments and Benefits	Death or Disability ($)		For Cause or Without Good Reason	Without Cause or for Good Reason ($)
Cash Payments	225,000	(1)	—	2,880,000	(2)
Health Benefits	—		—	19,305	(3)
Total	225,000		—	2,899,305

(1)	Reflects a lump sum cash payment in an amount equal to 25% of Mr. Sampson’s base salary.

(2)	Reflects a lump sum cash payment equal to the sum of Mr. Sampson’s base salary plus target annual bonus, in each case for a period of 24 months.
(3)	Reflects the cost of reimbursement for up to 36 months of continuation of health coverage.

In addition to the foregoing, each of Messrs. Dimond, Sampson and Dhanda would have been entitled to full vesting of his unvested Phantom Units in the amounts set forth in the table below (based on a per unit price of $31.81, the aggregate value of one incentive unit in each of Albertsons Investor and KIM ACI as of February 24, 2018) if following a change of control, the respective NEO’s employment terminated due to death or disability or by ACI without cause on February 24, 2018. The merger will not constitute a change of control for purposes of the Phantom Units.

NEO	Number of Vesting Phantom Units	Value of Vesting Phantom Units ($)	Tax Bonus ($)
Dimond	57,949	1,843,358	73,734
Sampson	231,798	7,373,494	294,940
Dhanda	74,507	2,370,068	94,803

DIRECTOR COMPENSATION

This description of director compensation reflects director compensation at ACI and does not give effect to the merger.

Only ACI’s independent directors received compensation for their service on its board of directors or any committee of its board of directors in the fiscal year ended February 24, 2018. ACI reimburses all of its directors for reasonable documented out-of-pocket expenses incurred by them in connection with attendance at board of directors and committee meetings.

For the fiscal year ended February 24, 2018, all of ACI’s independent directors received an annual cash fee in the amount of $125,000. Each independent director also received additional annual fees for serving as a committee chair and/or member as follows:

Name	Committee Position	Additional Annual Fee
Sharon L. Allen	Chair of Nominating and Governance Committee	$10,000
	Member of Nominating and Governance Committee	$10,000
	Member of Compensation Committee	$20,000

Steven A. Davis	Member of Audit Committee	$25,000
	Member of Compliance Committee	$20,000

Kim Fennebresque	Chair of Compensation Committee	$20,000
	Member of Compensation Committee	$20,000
	Member of Audit Committee	$25,000

Alan Schumacher	Chair of Audit Committee	$25,000
	Member of Audit Committee	$25,000

Messrs. Fennebresque, Schumacher and Davis were granted Phantom Units under the Phantom Unit Plan in the fiscal year ended February 27, 2016, which we refer to as the 2015 Director Phantom Units. 50% of the 2015 Director Phantom Units are subject to time-based vesting in four annual installments of 25%. The remaining 2015 Director Phantom Units were initially subject to vesting in four installments of 25% over four fiscal years subject to the achievement of fiscal year performance targets, which we refer to as Performance Units, established for each such fiscal year and the director remaining as a member of the board of directors through the last day of each fiscal year. In the fiscal year ended February 24, 2018, the compensation committee determined that the remaining outstanding Performance Units would vest solely subject to the director’s remaining a member of the board of directors through the last day of the applicable fiscal year. Accordingly, each of Messrs. Fennebresque, Schumacher and Davis became vested in 25% of his Performance Units on February 24, 2018. In February 2018, ACI’s board of directors determined that outstanding phantom awards held by any ACI independent director who does not continue as a director following the merger will become fully vested upon the merger.

On February 26, 2017, ACI’s board of directors approved awards of 3,044 Phantom Units to each of Messrs. Davis, Fennebresque and Schumacher and Ms. Allen, each with a grant date value of $125,000. These Phantom Units became 100% vested on February 24, 2018 and will be settled upon the termination of the applicable director’s service. In February 2018, ACI’s board of directors approved awards of Phantom Units to each of Messrs. Davis, Fennebresque and Schumacher and Ms. Allen, each with a grant date value of $125,000. These Phantom Units will become 100% vested on February 23, 2019 and will be settled upon the termination of the applicable director’s service.

Upon the consummation of the merger, all outstanding Phantom Units will be converted into restricted stock units that will be settled in shares of ACI common stock. See the section entitled

“Executive Compensation of ACI—Incentive Plans—Phantom Unit Plan” beginning on page [—] of this proxy statement/prospectus for additional information regarding the Phantom Unit Plan. In connection with, and immediately prior to the closing of, the merger, Albertsons Investor will distribute shares of ACI common stock to its equity holders on a pro rata basis in exchange for the common units, management incentive units and investor incentive units in Albertsons Investor held by such holders and KIM ACI will distribute shares of ACI common stock to its equity holders on a pro rata basis in exchange for the management incentive units and investor incentive units in KIM ACI held by such holders.

Director Compensation Table

Four members of ACI’s board of directors, Sharon L. Allen, Steven A. Davis, Kim Fennebresque and Alan Schumacher, received compensation for their service on ACI’s board of directors during the fiscal year ended February 24, 2018, as set forth in the table below and as described in “—Director Compensation.”

(in dollars) Name	Fees Earned or Paid in Cash ($)	Unit Awards ($) (1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)
Sharon L. Allen	165,000	125,000	—	—	—	—	290,000
Steven A. Davis	170,000	125,000	—	—	—	—	295,000
Kim Fennebresque	190,000	125,000	—	—	—	—	315,000
Alan Schumacher	175,000	125,000	—	—	—	—	300,000

(1)	Reflects the grant date fair value calculated in accordance with Accounting Standards Codification 718, Compensation—Stock Compensation, which we refer to as ASC 718. The amount reflects the 3,044 Phantom Units granted to each director on February 26, 2017. Such Phantom Units became fully vested on February 24, 2018.

As of February 24, 2018, the aggregate number of outstanding vested and unvested Phantom Units held by each independent director was:

Name	Number of Vested Phantom Units	Number of Unvested Phantom Units
Sharon L. Allen	3,044	—
Steven A. Davis	5,113	2,070
Kim Fennebresque	5,113	2,070
Alan Schumacher	5,113	2,070

The unvested Phantom Units are subject to vesting on February 23, 2019, subject to the terms described in “—Director Compensation.”

RELATED PERSON TRANSACTIONS

The following discussion is a brief summary of certain material arrangements, agreements and transactions ACI has with related parties. It does not include all of the provisions of ACI’s material arrangements, agreements and transactions with related parties, does not purport to be complete and is qualified in its entirety by reference to the arrangements, agreements and transactions described. ACI enters into transactions with its stockholders and other entities owned by, or affiliated with, its direct and indirect stockholders in the ordinary course of business. These transactions include, amongst others, professional advisory, consulting and other corporate services.

Effective April 14, 2017, Justin Dye, who served as ACI’s Chief Administrative Officer voluntarily resigned from ACI and, on April 19, 2017, entered into the a separation agreement with NALP, AB Management Services Corp. and ACI, which we refer to as the Dye Separation Agreement. Pursuant to the Dye Separation Agreement, in consideration for Mr. Dye’s release of claims, ACI agreed to treat Mr. Dye’s resignation in the same manner as if he were terminated without Cause and to provide Mr. Dye with the severance payments and benefits under his Executive Employment Agreement. Pursuant to the Dye Separation Agreement, Mr. Dye acknowledged and agreed that he remains subject to the 24-month post-termination non-competition and non-solicitation provisions set forth in his Executive Employment Agreement.

ACI paid Cerberus Operations and Advisory Company, LLC, an affiliate of Cerberus, which we refer to as COAC, fees totaling approximately $970,450, $515,229 and $490,693 for the fiscal years ended February 27, 2016, February 25, 2017 and February 24, 2018, respectively, for consulting services provided in connection with improving ACI’s operations pursuant to a master services agreement with COAC. ACI may retain COAC to provide similar services in the future, including in connection with integration planning for the merger and the secondment of Afsheen Afshar as an Executive Vice President of Business Intelligence.

Several of ACI’s board members are employees of the ACI Institutional Investors (excluding Kimco), and funds managed by one or more affiliates of the ACI Institutional Investors indirectly own a substantial portion of its equity through their respective ownership of Albertsons Investor and Kimco.

During the fiscal year ended February 25, 2017, ACI acquired a store from Signature Northwest, LLC, for $2.8 million, plus the cost of inventory. Mark Miller, the son of ACI’s Chief Executive Officer, Robert G. Miller, serves as the Chief Executive Officer of Signature Northwest, LLC. In addition, Robert G. Miller has a minority ownership interest in Signature Northwest, LLC.

Management Fees

Pursuant to the governing documents of ACI and its predecessor AB Acquisition, ACI paid annual management fees to Cerberus and the ACI Institutional Investors in an annual amount of $13.75 million for the fiscal years ended February 27, 2016, February 25, 2017 and February 24, 2018. In exchange for the management fees, Cerberus and the ACI Institutional Investors have provided strategic advice to management, including with respect to acquisitions and financings. Consistent with the terms of the governing documents of ACI and AB Acquisition, all management fees owed by ACI to the ACI Institutional Investors have been paid in full and no further management fees will be paid to any of the ACI Institutional Investors following the completion of the merger.

Stockholders’ Agreement

Albertsons Companies, Inc. is party to the Stockholders’ Agreement, dated as of December 3, 2017, with Albertsons Investor and KIM ACI, which we refer to as the ACI Stockholders’ Agreement. The ACI Stockholders’ Agreement will be terminated immediately prior to the effective time of the merger.

Policy and Procedures for the Review, Approval or Ratification of

Transactions with Related Persons

Prior to the effective time of the merger, ACI’s board of directors will adopt a written policy, which we refer to as the Related Party Policy, and procedures for the review, approval or ratification of “Related Party Transactions” by the independent members of the audit and risk committee of ACI’s board of directors. For purposes of the Related Party Policy, a “Related Party Transaction” is expected to refer to any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including the incurrence or issuance of any indebtedness or the guarantee of indebtedness) in which (1) the aggregate amount involved will or may be reasonably expected to exceed $120,000 in any fiscal year, (2) ACI or any of its subsidiaries is a participant, and (3) any Related Party (as defined herein) has or will have a direct or indirect material interest.

The Related Party Policy will define “Related Party” as any person who is, or, at any time since the beginning of ACI’s last fiscal year, was (1) an executive officer, director or nominee for election as a director of ACI or any of its subsidiaries, (2) a person with greater than five percent (5%) beneficial interest in ACI, (3) an immediate family member of any of the foregoing individuals or entities identified in (1) or (2) of this paragraph, and (4) any firm, corporation or other entity in which any of the foregoing individuals or entities is employed or is a general partner or principal or in a similar position or in which such person or entity has a five percent (5%) or greater beneficial interest. Immediate family members (each which we refer to as a Family Member) includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person’s home, other than a tenant or employee.

Pursuant to the terms of the Related Party Policy, prior to ACI entering into any Related Party Transaction, such Related Party Transaction will be reported to ACI’s General Counsel who will report the same to the audit and risk committee. ACI’s General Counsel will conduct an investigation and evaluation of the Related Party Transaction and will report his or her findings to the audit and risk committee, including a summary of material facts. The audit and risk committee will review the material facts of all Related Party Transactions which require the audit and risk committee’s approval and either approve or disapprove of the Related Party Transaction, subject to the exceptions described below. If advance notice of a Related Party Transaction has been given to the audit and risk committee and it is not possible to convene a meeting of the audit and risk committee, then the chairman of the audit and risk committee will consider whether the Related Party Transaction is appropriate and, if it is, will approve the Related Party Transaction, with the audit and risk committee being asked to ratify the Related Party Transaction at the next regularly-scheduled meeting of the audit and risk committee. In the event the audit and risk committee does not ratify any such Related Party Transaction, management will make all reasonable efforts to cancel or annul such Related Party Transaction. In determining whether to approve or ratify a Related Party Transaction, the audit and risk committee, or its chairman, as applicable, will consider all factors it deems appropriate, including the factors listed below in “—Review Criteria.”

Entering into a Related Party Transaction without the approval or ratification required by the terms of the Related Party Policy will be prohibited and considered a violation of such policy. In the event ACI’s directors, executive officers or Chief Accounting Officer become aware of a Related Party Transaction that was not previously approved or ratified under the Related Party Policy, such person will promptly notify the audit and risk committee and its chairman (or, if it is not practicable for ACI to wait for the audit and risk committee to consider the matter, the chairman of the audit and risk committee) will consider whether the Related Party Transaction should be ratified or rescinded or other action should be taken, with such review considering all of the relevant facts and circumstances regarding the Related Party Transaction, including the factors listed below in “—Review Criteria.” The chairman of the audit and risk committee will report to the committee at its next regularly-scheduled meeting any actions taken under the Related Party Policy pursuant to the authority delegated in this paragraph. The audit and risk committee will also review all of the facts and circumstances pertaining to the failure to report the Related Party Transaction to the audit and risk committee and will take, or recommend to ACI’s board of directors, any action the audit and risk committee deems appropriate.

No member of the audit and risk committee or director of ACI’s board will participate in any discussion or approval of a Related Party Transaction for which he or she is a Related Party, except that the audit and risk committee member or board director will provide all material information concerning the Related Party Transaction to the audit and risk committee.

If a Related Party Transaction will be ongoing, the audit and risk committee may establish guidelines for ACI’s management to follow in its ongoing dealings with the Related Party. Thereafter, the audit and risk committee, on at least an annual basis, will review and assess ongoing relationships with the Related Party to ensure that they are in compliance with the audit and risk committee’s guidelines and that the Related Party Transaction remains appropriate.

Review Criteria

All Related Party Transactions will be reviewed in accordance with the standards set forth in the Related Party Policy after full disclosure of the Related Party’s interests in the transaction. As appropriate for the circumstances, the audit and risk committee or its chairman, as applicable, will review and consider:

•	the Related Party’s interest in the Related Party Transaction;

•	the terms of the Related Party Transaction, including the approximate dollar value of the amount involved in the Related Party Transaction and the approximate dollar value of the amount of the Related Party’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business of ACI;

•	whether the transaction with the Related Party is proposed to be, or was, entered into on terms no less favorable to ACI than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to ACI of, the Related Party Transaction;

•	description of any provisions or limitations imposed as a result of entering into the Related Party Transaction;

•	whether the proposed transaction includes any potential reputational risk issues for ACI which may arise as a result of or in connection with the Related Party Transaction;

•	whether the proposed transaction would violate any requirements of ACI’s financing or other material agreements; and

•	any other relevant information regarding the Related Party Transaction or the Related Party.

The audit and risk committee, or its chairman, as applicable, may approve or ratify the Related Party Transaction only if the audit and risk committee, or its chairman, as applicable, determines in good faith that, under all of the circumstances, the transaction is fair as to ACI. The audit and risk committee, in its sole discretion, may impose such conditions as it deems appropriate on ACI or the Related Party in connection with approval of the Related Party Transaction.

Pre-Approved Related Party Transactions

The audit and risk committee has determined that the following transactions will be deemed pre-approved or ratified and will not require review or approval of the audit and risk committee, even if the aggregate amount involved will exceed $120,000, unless otherwise specifically determined by the audit and risk committee:

•	any employment by ACI of an executive officer of ACI or any of its subsidiaries if the related compensation conforms with ACI’s compensation policies and if the executive officer is not a Family Member of another executive officer or of a director of ACI’s board; and

•	any compensation paid to a director of ACI’s board if the compensation is consistent with ACI’s bylaws and any compensation policies.

Notwithstanding anything to the contrary in the Related Party Policy, in the event the bylaws of ACI require review and/or approval of a Related Party Transaction by ACI’s board of directors, the audit and risk committee, and its chairman, will not have the authority to review or approve a Related Party Transaction but will provide a recommendation to ACI’s board of directors for the board’s use in its consideration of a given Related Party Transaction.

INTERESTS OF THE DIRECTORS AND OFFICERS OF RITE AID IN THE MERGER

You should be aware that some of Rite Aid’s directors and executive officers may have interests in the merger that may be different from, or in addition to, the interests of Rite Aid’s stockholders generally, as more fully described below. The Rite Aid board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in evaluating and overseeing the negotiation of the merger agreement, in approving the merger agreement and the merger and in recommending that the merger agreement be adopted by the stockholders of Rite Aid. For the purpose of each of the Rite Aid plans and agreements described below, the consummation of the merger will constitute a “change in control,” “change of control” or term of similar meaning with respect to Rite Aid.

Arrangements with ACI

As of the date of this proxy statement/prospectus, none of Rite Aid’s executive officers has entered into any agreement with ACI or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, ACI or one or more of its affiliates. Prior to or following the closing, some or all of Rite Aid’s executive officers may discuss or enter into agreements with ACI or its respective affiliates regarding employment with, or the right to purchase or participate in the equity of, ACI or one or more of its respective affiliates. ACI and Rite Aid expect that following the merger Mr. Standley will serve as Chief Executive Officer of ACI, although no agreement has been negotiated as of the date of this proxy statement/prospectus with respect to the terms of Mr. Standley’s expected employment.

Treatment of Equity and Equity-Based Awards

Options.    Upon completion of the merger, each Rite Aid stock option will be assumed by ACI and converted into an ACI stock option, on the same terms and conditions as were applicable immediately prior to the completion of the merger, to acquire a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rite Aid stock option and (y) the base exchange ratio, with any fractional shares rounded down to the next lower whole number of shares after aggregating each individual holder’s Rite Aid stock options with the same exercise price. The exercise price of each such ACI stock option will be equitably adjusted to be equal to the quotient of (x) the excess of (i) the exercise price per share of Rite Aid common stock subject to such option over (ii) the additional cash consideration and (y) the base exchange ratio (rounded up to the nearest whole cent).

Rollover RSAs.    Upon completion of the merger, each Rollover RSA will be assumed by ACI and converted into an ACI RSA, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to the number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Rollover RSA, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Rollover RSA, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder and settled or paid to the holder shortly following the completion of the merger.

Rollover RSUs.    Upon completion of the merger, each Rollover RSU will be assumed by ACI and converted into an ACI RSU, on the same terms and conditions as were applicable immediately prior to the completion of the merger, relating to a number of shares of ACI common stock equal to the product of (x) the number of Rollover RSUs held by the holder thereof immediately prior to the effective time, assuming achievement of any applicable performance metrics at the target level of achievement, and (y) the stock election exchange ratio, with any fractional shares rounded to the nearest whole number of shares.

Former Service Provider RSAs.    Upon completion of the merger, each Former Service Provider RSA will vest and be converted into a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA, assuming achievement of any applicable performance metrics at the target level of achievement and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSA, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder.

Former Service Provider RSUs.    Upon completion of the merger, each Former Service Provider RSU will vest and be converted into a number of shares of ACI common stock equal to the product of (x) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU, assuming achievement of any applicable performance metrics at the target level of performance and (y) the base exchange ratio, with any fractional shares rounded to the nearest whole number of shares, plus a number of shares of ACI common stock or an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional stock consideration or the additional cash consideration, as elected by the holder. To the extent that any Former Service Provider RSU by its terms provides for settlement in cash, the holder will receive an amount in cash equal to the product of (i) the number of shares of Rite Aid common stock subject to such Former Service Provider RSU, assuming achievement of any applicable performance metrics at the target level of achievement and (ii) the additional cash consideration.

Rite Aid expects that immediately prior to the closing of the merger, Former Service Provider RSAs and Former Service Provider RSUs will only be held by non-employee directors of Rite Aid.

Accelerated Vesting of Equity and Equity-Based Awards Upon Certain Terminations

Pursuant to the terms of Rite Aid’s stock plans, the vesting of each Rite Aid stock option and each Rollover RSA and Rollover RSU, including any such award then held by any executive officer, will accelerate and vest upon the occurrence of both (i) a change in control and (ii) a qualifying termination during the two (2) year period following a change in control, which we refer to as “double-trigger” vesting. The merger will be treated as a change in control for purposes of Rite Aid’s stock plans with respect to any Rite Aid equity and equity-based awards outstanding as of the consummation of the merger.

The table below sets forth the estimated amounts that each director, named executive officer and other executive officers of Rite Aid would be eligible to receive (before subtraction of applicable withholding taxes) with regard to unvested Rite Aid stock options, Rollover RSAs, Rollover RSUs, Former Service Provider RSAs and Former Service Provider RSUs as of promptly following the completion of the merger or, in the case of the unvested Rite Aid stock options and Rollover RSAs and Rollover RSUs, assuming (i) a per share merger consideration of $2.10, which was the average closing price per share of Rite Aid common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on February 20, 2018, (ii) the merger is completed on August 18, 2018 and (iii) continued employment or service through the completion of the merger and a qualifying termination of employment or service immediately following the completion of the merger. The quantification of the value of the accelerated vesting and settlement of equity awards below also assumes that all of the Rollover RSUs, Former Service Provider RSAs and Former Service Provider RSUs held by directors, named executive officers and other executive officers of Rite Aid will be settled immediately following the completion of the merger. Depending on when the merger is completed, certain outstanding equity awards shown in the table below may become vested in accordance with their terms without regard to the merger and, in the case of options, may be exercised by the director or executive officer. Further information regarding the named executive officers may be found in the section entitled “—Golden Parachute Compensation” beginning on page [—] of this proxy statement/prospectus.

Acceleration of Equity and Equity-Based Awards Upon Termination

	Options(1)		Restricted Stock Awards(2)		Restricted Stock Units
	Shares (#)	Value ($)	Restricted Stock (#)	Value of Restricted Stock ($)	Restricted Stock Units (#)	Value of Restricted Stock Units ($)	Total Value ($)
Directors
Mr. Anderson, Jr.	—	—	—	—	1,550	3,255	3,255
Mr. Bodaken	—	—	11,946	25,087	—	—	25,087
Mr. Jessick	—	—	—	—	1,550	3,255	3,255
Mr. Lofton	—	—	11,946	25,087	—	—	25,087
Ms. Potter	—	—	11,946	25,087	—	—	25,087
Mr. Regan	—	—	—	—	1,550	3,255	3,255
Mr. Savage	—	—	—	—	1,550	3,255	3,255
Ms. Syms	—	—	—	—	1,550	3,255	3,255
Named Executive Officers(3)
Mr. Standley	142,325	—	1,008,300	2,117,430	1,704,000	3,578,400	5,695,830
Mr. Karst	91,050	—	274,533	576,519	464,200	974,820	1,551,339
Mr. Crawford	1,000,000	50,000	975,610	2,048,781	—	—	2,098,781
Mr. Everett	16,700	—	517,733	1,087,239	199,000	417,900	1,505,139
Ms. Konrad	2,900	—	102,133	214,479	172,600	362,460	576,939
Other Executive Officers
Mr. Abelman	5,575	—	111,366	233,869	165,700	347,970	581,839
Mr. Griffith	4,900	—	109,733	230,439	58,700	123,270	353,709
Mr. Schroeder	3,725	—	26,266	55,159	44,400	93,240	148,399

(1)	The amounts shown for “Options” includes the following options with an exercise price in excess of a per share merger consideration of $2.10: Mr. Standley, 142,325 options; Mr. Karst, 91,050 options; Mr. Everett, 16,700 options; Ms. Konrad, 2,900 options; Mr. Abelman, 5,575 options; Mr. Griffith, 4,900 options; and Mr. Schroeder, 3,725 options.
(2)	The amounts shown for “Restricted Stock Awards” and “Restricted Stock Units” do not include any new equity awards that may be granted prior to the completion of the merger, because, although Rite Aid is permitted to make equity grants in the future subject to the terms of the merger agreement, the amounts and recipients of such awards are not presently determinable. Any performance conditions are deemed to be achieved at target performance levels.
(3)	As disclosed on Rite Aid’s Current Report on Form 8-K, filed with the SEC on November 17, 2017, Tony Montini, Jr., Rite Aid’s former Executive Vice President of Merchandising and

Distribution, terminated employment effective as of December 15, 2017. Following the date of his termination, Mr. Montini does not hold any Rite Aid equity awards.

Payments to Executives upon Termination Following Change-in-Control

Executive Officer Employment Agreements

Rite Aid does not maintain change in control benefits under agreements with its executive officers, except with respect to 142,325 stock options held by Mr. Standley that have an exercise price of $8.68 per share as provided in Mr. Standley’s employment agreement. The potential severance benefits described below apply based upon a qualifying termination and are not enhanced as a result of a change in control.

Each of Rite Aid’s executive officers is party to an employment agreement with Rite Aid, which we refer to collectively as the employment agreements. During the term of the employment agreements, the employment agreements provide that each executive officer will be entitled to receive a severance benefit under his or her employment agreement if (i) the officer is terminated other than for cause or (ii) the officer resigns with good reason, which we refer to as a qualifying termination. For the purpose of the employment agreements, “good reason” generally includes (x) the assignment of duties or responsibilities materially inconsistent with the executive’s status or position or any material adverse alteration in title or reporting relationship, (y) any decrease in base salary to which the executive has not agreed in writing, or (z) a material breach by Rite Aid of the employment agreement. The receipt of the severance benefits described below is conditioned upon the executive’s execution of a binding separation agreement and general release of claims in favor of Rite Aid. Additional information regarding the treatment of equity and equity-based awards may be found in the section entitled “—Treatment of Equity and Equity-Based Awards” beginning on page [—] of this proxy statement/prospectus.

John T. Standley

Except as provided below, Mr. Standley’s employment agreement provides for the following severance benefit upon a qualifying termination or upon the non-renewal of his employment agreement within six (6) months of a change in control: (i) a cash amount equal to two times the sum of his annual base salary and target annual bonus, payable in installments over the two (2) year period following the termination; (ii) if termination occurs following the start of Rite Aid’s fiscal year and if the combined company’s board of directors determines that Rite Aid achieved or exceeded its annual performance targets for the fiscal year, an amount equal to Mr. Standley’s target annual bonus, prorated to reflect the number of days in the fiscal year prior to termination; (iii) any accrued but unpaid salary and benefits, payable within ten (10) business days of the date of termination; and (iv) two (2) years’ continued health and medical insurance coverage for Mr. Standley and his covered dependents.

In the event Rite Aid does not renew Mr. Standley’s employment agreement, and such non-renewal does not occur within six (6) months of a change in control, Mr. Standley would receive the following severance benefit: (i) a cash amount equal to one times the sum of his annual base salary and target annual bonus, such amount payable in installments over the one (1) year period following the termination; (ii) if termination occurs following the start of Rite Aid’s fiscal year and if the combined company’s board of directors determines that Rite Aid achieved or exceeded its annual performance targets for the fiscal year, an amount equal to Mr. Standley’s target annual bonus, prorated to reflect the number of days in the fiscal year prior to termination; (iii) any accrued but unpaid salary and benefits payable within ten (10) business days of the date of termination; and (iv) one (1) years’ continued health and medical insurance coverage for Mr. Standley and his covered dependents.

Mr. Standley’s employment agreement provides that each then-outstanding stock option will vest upon the occurrence of a change in control. The employment agreement with Mr. Standley further provides that upon a qualifying termination, all outstanding restrictions with respect to any restricted stock awards will lapse to the extent the restrictions would have lapsed had Mr. Standley remained employed by Rite Aid for a period of three (3) years (or one (1) year in the event of non-renewal where the non-renewal does not occur within six (6) months of a change in control) following the date of such termination. The occurrence of the merger will constitute a change in control for the purposes of Mr. Standley’s employment agreement.

Mr. Standley’s employment agreement further provides that he will receive an additional payment to reimburse him for any excise taxes imposed on “parachute payments” that may be incurred under Section 4999 of the Code and the taxes associated with such gross-up payment, as a result of Section 280G of the Code.

Darren W. Karst and Bryan Everett

The employment agreements with Messrs. Karst and Everett provide for the following severance benefit upon a qualifying termination: (i) a cash amount equal to two times the sum of the executive’s annual base salary and target annual bonus, payable in installments over the two (2) year period following the termination; (ii) if termination occurs following the start of Rite Aid’s fiscal year and if the combined company’s board of directors determines that Rite Aid achieved or exceeded its annual performance targets for the fiscal year, an amount equal to the executive’s target annual bonus, prorated to reflect the number of days in the fiscal year prior to termination; (iii) any accrued but unpaid salary and benefits, payable within ten (10) business days of the date of termination; and (iv) two (2) years’ continued health and medical insurance coverage for the executive and his covered dependents.

The employment agreements with Messrs. Karst and Everett further provide that upon a qualifying termination, all outstanding option awards will immediately vest and become exercisable for a period of ninety (90) days, and the restrictions with respect to any restricted stock awards will lapse, in each case to the extent the options would have vested and the restrictions would have lapsed had the executives remained employed by Rite Aid for a period of two (2) years following the date of such termination.

The employment agreements with Messrs. Karst and Everett further provide that any portion of any payment that is subject to any excise taxes imposed on “parachute payments” that may be incurred under Section 4999 of Code as a result of Section 280G of the Code will be reduced to the extent necessary so that the executive will retain a greater amount on an after-tax basis than if the excise tax had been imposed on the unreduced amount of the payments.

Kermit Crawford

Mr. Crawford’s employment agreement provides for the following severance benefit upon a qualifying termination: (i) a cash amount equal to two times the sum of Mr. Crawford’s annual base salary and target annual bonus, payable in installments over the two (2) year period following the termination; (ii) if termination occurs following the start of Rite Aid’s fiscal year, an amount equal to Mr. Crawford’s target annual bonus, prorated to reflect the number of days in the fiscal year prior to termination; (iii) any accrued but unpaid salary and benefits, payable within ten (10) business days of the date of termination; and (iv) two (2) years’ continued health and medical insurance coverage for Mr. Crawford and his covered dependents.

The employment agreement with Mr. Crawford further provides that upon a qualifying termination, all outstanding option awards will immediately vest and become exercisable for a period of ninety

(90) days, and the restrictions with respect to any restricted stock awards will lapse, in each case to the extent the options would have vested and the restrictions would have lapsed had Mr. Crawford remained employed by Rite Aid for a period of two (2) years following the date of such termination.

The employment agreement with Mr. Crawford further provides that any portion of any payment that is subject to any excise taxes imposed on “parachute payments” that may be incurred under Section 4999 of Code as a result of Section 280G of the Code will be reduced to the extent necessary so that Mr. Crawford will retain a greater amount on an after-tax basis than if the excise tax had been imposed on the unreduced amount of the payments.

David Abelman, Derek Griffith and Jocelyn Konrad

The employment agreements with Ms. Konrad and Messrs. Abelman and Griffith provide for the following severance benefit upon a qualifying termination: (i) a cash amount equal to two times the executive’s annual base salary, such amount payable in installments over the two (2) year period following the termination; (ii) any accrued but unpaid salary and benefits payable within ten (10) business days of the date of termination; and (iii) two (2) years’ continued health and medical insurance coverage for the executive and her or his covered dependents.

The employment agreements with Ms. Konrad and Messrs. Abelman and Griffith provide that upon a qualifying termination, all outstanding option awards will immediately vest and become exercisable for a period of ninety (90) days, and the restrictions with respect to any restricted stock awards will lapse, in each case to the extent the options would have vested and the restrictions would have lapsed had the executives remained employed by Rite Aid for a period of two (2) years following the date of such termination.

The employment agreements with Ms. Konrad and Mr. Abelman further provide that if termination occurs following the start of Rite Aid’s fiscal year and if the combined company’s board of directors determines that Rite Aid achieved or exceeded its annual performance targets for the fiscal year, an amount equal to the executive’s target annual bonus, prorated to reflect the number of days in the fiscal year prior to termination. The employment agreements with Ms. Konrad and Messrs. Abelman and Griffith further provide that any portion of any payment that is subject to any excise taxes imposed on “parachute payments” that may be incurred under Section 4999 of the Code as a result of Section 280G of the Code will be reduced to the extent necessary so that the executive will retain a greater amount on an after-tax basis than if the excise tax had been imposed on the unreduced amount of the payments.

Matthew Schroeder

Mr. Schroeder’s employment agreement provides for the following severance benefit upon a qualifying termination: (i) a cash amount equal to two times the sum of Mr. Schroeder’s annual base salary and target annual bonus, such amount payable in installments over the two (2) year period following the termination; (ii) if termination occurs following the start of Rite Aid’s fiscal year, an amount equal to Mr. Schroeder’s target annual bonus, prorated to reflect the number of days in the fiscal year prior to termination; (iii) any accrued but unpaid salary and benefits payable within ten (10) business days of the date of termination; and (iv) two (2) years’ continued health and medical insurance coverage for Mr. Schroeder and his covered dependents.

The employment agreement with Mr. Schroeder further provides that upon a qualifying termination, all outstanding options will immediately vest and become exercisable for a period of ninety (90) days to the extent the options would have vested had Mr. Schroeder remained employed by Rite Aid for a period of two (2) years following the date of such termination.

The employment agreement with Mr. Schroeder further provides that any portion of any payment that is subject to any excise taxes imposed on “parachute payments” that may be incurred under Section 4999 of the Code as a result of Section 280G of the Code will be reduced to the extent necessary so that Mr. Schroeder will retain a greater amount on an after-tax basis than if the excise tax had been imposed on the unreduced amount of the payments.

Supplemental Executive Retirement Plan

Each of Rite Aid’s named executive officers and each of Rite Aid’s other executive officers is a participant in the Supplemental Executive Retirement Plan, which we refer to as the SERP. Under the terms of the SERP, the unvested portions of the individual account balances of each of the executive officers will vest if the executive officer is involuntarily terminated without cause within twelve (12) months of the completion of the merger.

Retention Awards

Rite Aid has entered into retention agreements with each of its executive officers. The retention agreements with each executive officer other than Messrs. Standley and Crawford generally provide for payment of a cash award on August 1, 2018 and August 1, 2019, subject to continued employment through each such retention date or an earlier qualifying termination of employment. The retention agreement with Mr. Crawford generally provides for the lump-sum payment of the retention award on September 30, 2019, subject to continued employment through such retention date or an earlier qualifying termination of employment. The retention agreement with Mr. Standley generally provides for the lump-sum payment of the retention award (x) on the completion of the merger if Mr. Standley has not been appointed to serve as the chief executive officer of the combined company or (y) on the date that the Rite Aid Board of Directors determines that the transactions contemplated by the merger agreement will not be consummated, in each case, subject to continued employment through each such retention date or an earlier qualifying termination of employment. The retention agreement with Mr. Standley will expire unpaid in the event that Mr. Standley will serve as the chief executive officer of the combined company following completion of the merger.

Potential Change-in-Control Payments to Executive Officers Other than Named Executive Officers

The following table shows the estimated amounts that each executive officer other than the named executive officers would receive upon a termination of employment without cause or through resignation for good reason assuming that such events occurred on August 18, 2018 (pursuant to the merger agreement, the termination date of the merger agreement). The following table does not replicate information already disclosed in the “Merger-Related Payments” table above.

	Cash Severance(1)
	Salary ($)	Target Bonus ($)	Pro Rata Bonus ($)	Retention Award ($)	Pension/ NQDC ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Other Executive Officers
Mr. Abelman	791,040	—	135,723	197,760	281,007	17,476	1,423,006
Mr. Griffith	750,000	—	128,682	187,500	217,193	18,307	1,301,682
Mr. Schroeder	770,000	385,000	88,075	192,500	242,066	27,776	1,705,418

(1)

Represents the amounts provided under the executive officer’s employment agreement and retention agreement with Rite Aid, as applicable. Additional information regarding the cash severance may be found in the section entitled “—Interests of the Directors and Officers of Rite Aid in the Merger—Payments to Executives upon Termination Following Change-in-Control”

beginning on page [—] of this proxy statement/prospectus. The amounts shown in these columns are based on the assumption that the compensation and benefit levels to be in effect on August 18, 2018, are the same as those in effect on the date of this proxy statement; therefore, if compensation and benefit levels are changed after the date of this proxy statement/prospectus, actual payments to an executive officer may be different than those provided for above.
(2)	The amounts shown in this column represent the value of the unvested portion of the executive’s individual SERP account balance which will vest on an accelerated basis upon a qualifying termination of employment that occurs in the twelve (12) month period following a change in control. Additional information regarding the SERP may be found in the section entitled “—Payments to Executives upon Termination Following Change-in-Control” beginning on page [—] of this proxy statement/prospectus.
(3)	The amounts shown in this column represent the estimated value of continued coverage under Rite Aid’s health and medical benefit programs or policies for each of the executives and his or her covered dependents for a period of two (2) years following the date of such executive officer’s qualifying termination.

Golden Parachute Compensation

The following tables show the estimated amounts of payments and benefits that each named executive officer of Rite Aid would receive in connection with the merger, assuming consummation of the merger occurred on the termination date set forth in the merger agreement, August 18, 2018, the employment of the named executive officer was terminated without cause or the named executive officer resigned for good reason on such date, and assumes a per share merger consideration of $2.10, which was the average closing price per share of Rite Aid common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on February 20, 2018. Based on the foregoing assumptions, both the rollover equity awards and the former service provider equity awards would be settled immediately following the completion of the merger and, as a result, the following tables do not distinguish between rollover equity awards and former service provider equity awards.

The first table below, entitled “Potential Change-in-Control Payments to Named Executive Officers,” along with its footnotes, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to Rite Aid’s chief executive officer, chief financial officer and the three other most highly compensated executive officers of Rite Aid, as determined for purposes of its most recent annual proxy statement, each of whom we refer to as a named executive officer. This compensation is subject to an advisory vote of Rite Aid’s stockholders, as described in the section entitled “Information About the Special Meeting—Proposal No. 2—Approval of the Compensation Proposal” beginning on page [—] of this proxy statement/prospectus.

The calculations in the tables below do not include amounts the named executive officers were already entitled to receive or that were or would be vested as of August 18, 2017. In addition to the assumptions regarding the consummation date of the merger and termination of the employment of the named executive officers, these estimates are based on certain other assumptions that are described in the footnotes accompanying the tables below. Accordingly, the ultimate values to be received by a named executive officer in connection with the merger may differ from the amounts set forth below. Although Tony Montini, Jr., Rite Aid’s former Executive Vice President of Merchandising and Distribution, would be considered a named executive officer for the purposes of Rite Aid’s most recent annual proxy statement, Mr. Montini ceased employment with Rite Aid effective December 15, 2017 and has no interest in the merger (except insofar as he may be a holder of Rite Aid common stock) or any rights to compensation that are based on or otherwise related to the merger, and is therefore excluded from the following disclosure.

Potential Change-in-Control Payments to Named Executive Officers

Officer	Cash ($)(1)	Equity ($)(2)(3)	Pension/ NQDC ($)(4)	Perquisites / Benefits ($)(5)	Tax Reimbursement ($)(6)	Total ($)
Mr. Standley	11,440,187	5,695,830	867,594	29,828	—	18,033,439
Mr. Karst	4,626,085	1,551,339	544,259	21,256	—	6,742,938
Mr. Crawford	7,300,685	2,098,781	192,133	20,104	—	9,611,703
Mr. Everett	2,974,521	1,505,139	296,855	28,493	—	4,805,007
Ms. Konrad	1,279,418	576,939	262,667	27,994	—	2,147,018

(1)	The amounts shown in this column are based on assumptions of the compensation and benefit levels to be in effect on August 18, 2018, which are assumed to be the same as those in effect on the date of this proxy statement/prospectus; therefore, if compensation and benefit levels are changed after the date of this proxy statement/prospectus, actual payments to a named executive officer may be different than those provided for above. Cash severance for Messrs. Standley, Karst, Crawford and Everett is equal to (i) two times the sum of the executive’s annual base salary plus target annual bonus as of the date of termination, plus (ii) a pro rata bonus, as further described in the table below. Cash severance for Ms. Konrad is equal to (i) two times the sum of the Ms. Konrad’s annual base salary as of the date of termination plus (ii) a pro rata bonus, as further described in the table below. In addition, cash severance for each named executive officer includes a retention award, as further described in the table below. The amounts shown in this column are “double-trigger” benefits that are only payable to the named executive officers if the named executive officer experiences a qualifying termination following the completion of the merger and, in respect of the retention awards granted to Messrs. Karst and Everett and Ms. Konrad, on the earlier to occur of August 1, 2019 or a qualifying termination, in respect of the retention award granted to Mr. Standley, assuming Mr. Standley has not been appointed chief executive officer of ACI, and in respect of the retention award granted to Mr. Crawford, on the earlier to occur of September 30, 2019 or a qualifying termination.

Officer	Salary ($)	Target Bonus ($)	Pro Rata Bonus ($)	Retention Award ($)	Total ($)
Mr. Standley	2,441,100	4,882,200	1,116,887	3,000,000	11,440,187
Mr. Karst	1,660,500	2,075,625	474,835	415,125	4,626,085
Mr. Crawford	2,000,000	3,500,000	800,685	1,000,000	7,300,685
Mr. Everett	1,200,000	1,200,000	274,521	300,000	2,974,521
Ms. Konrad	900,000	—	154,418	225,000	1,279,418

(2)	The amounts shown in this column represent the options with an exercise price that is less than a per share merger consideration of $2.10, and restricted stock awards and restricted stock units. The number and value of such options, restricted stock awards and restricted stock units are summarized in the table below. Additional information regarding the treatment of equity and equity-based awards may be found in the section entitled “—Interests of the Directors and Executive Officers of Rite Aid in the Merger” beginning on page [—] of this proxy statement/prospectus. The amounts shown in this column are “double-trigger” benefits that are only payable to the named executive officers if the named executive officer experiences a qualifying termination within the two (2) year period following the completion of the merger. While Mr. Standley’s employment agreement provides that each then-outstanding unvested stock option will vest upon the occurrence of a change in control, a “single-trigger” benefit, each such unvested stock option has an exercise price that is greater than a per share merger consideration of $2.10.

Officer	Options (#)	Options ($)	Restricted Stock Awards (#)	Restricted Stock Awards ($)	Restricted Stock Units (#)	Restricted Stock Units ($)	Total ($)
Mr. Standley	—	—	1,008,300	2,117,430	1,704,000	3,578,400	5,695,830
Mr. Karst	—	—	274,533	576,519	464,200	974,820	1,551,339
Mr. Crawford	1,000,000	50,000	975,610	2,048,781	—	—	2,098,781
Mr. Everett	—	—	517,733	1,087,239	199,000	417,900	1,505,139
Ms. Konrad	—	—	102,133	214,479	172,600	362,460	576,939

(3)	Between June 20, 2018 and August 18, 2018, each named executive officer would become vested in the following number of awards based on such awards’ regularly scheduled vesting dates and assuming continued employment on such dates: Mr. Standley, 623,200 restricted stock awards with a value of $1,308,720; Mr. Karst, 169,899 restricted stock awards with a value of $356,788; Mr. Everett, 66,333 restricted stock awards with a value of $139,299; and Ms. Konrad, 57,533 restricted stock awards with a value of $120,819. The above calculations assume that the price of a share of Rite Aid’s common stock is $2.10 and do not include options with an exercise price that is greater than a per share merger consideration of $2.10.
(4)	The amounts shown in this column represent the value of the unvested portion of the named executive officer’s individual SERP account balance. The amounts shown in this column are a “double-trigger” benefit as these amounts will vest only upon termination without cause within twelve (12) months of the completion of the merger. Additional information regarding the SERP may be found in the section entitled Interests of the Directors and Executive Officers of Rite Aid in the Merger—Payments to Executives upon Termination Following Change-in-Control” beginning on page [—] of this proxy statement/prospectus.
(5)	The amounts shown in this column represent the estimated value of continued coverage under Rite Aid’s health and medical benefit programs or policies for each of the executives and his or her covered dependents for a period of two (2) years following the date of such executive officer’s qualifying termination. The amounts shown in this column are a “double-trigger” benefit as they will only be paid to the named executive officers upon a qualifying termination following the completion of the merger. Additional information regarding continued coverage under Rite Aid’s health and medical benefit programs may be found in the section entitled “—Payments to Executives upon Termination Following Change-in-Control” beginning on page [—] of this proxy statement/prospectus.
(6)	Represents potential reimbursement of taxes to the extent incurred pursuant to Sections 280G and 4999 of the Code for Mr. Standley only. Additional information regarding the potential reimbursement of taxes to the extent incurred pursuant to Section 280G and 4999 of the Code may be found in the section entitled “—Payments to Executives Upon Termination Following Change-in-Control” beginning on page [—] of this proxy statement/prospectus.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the material provisions of the instruments and agreements evidencing the material indebtedness of ACI, Rite Aid, Albertsons, Safeway, NALP and certain of their subsidiaries that is currently outstanding and that will remain in place after the consummation of the merger. It does not include all of the provisions of ACI’s material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the instruments and agreements described. For a description of the debt commitment letter, see the section entitled “The Merger—Debt Matters” beginning on page [—] of this proxy statement/prospectus. It is expected that on the closing date of the merger, subject to certain exceptions, Rite Aid and its subsidiaries will become coborrowers or guarantors under the agreement governing the ACI ABL Facility, guarantors under the Term Loan Agreement and additional issuers and guarantors under the ACI Unsecured Indentures and guarantors under the ACL Secured Indenture (each as defined below).

Indebtedness of ACI

ACI ABL Facility

On December 21, 2015, ACI entered into a new amended and restated senior secured asset-based loan facility, which we refer to as the ACI ABL Facility, to, among other things, provide for a $4,000 million senior secured revolving credit facility.

Structure.    The ACI ABL Facility provides for a $4,000 million revolving credit facility (with subfacilities for letters of credit and swingline loans), subject to a borrowing base (described below). In addition, ACI is entitled to increase the commitments under the ACI ABL Facility by up to $1,500 million.

Maturity.    The ACI ABL Facility matures on December 21, 2020.

Borrowing Base.    The amount of loans and letters of credit available under the ACI ABL Facility is limited to the lesser of the aggregate commitments under the ACI ABL Facility or an amount determined pursuant to a borrowing base. The borrowing base at any time is equal to 90% of eligible credit card receivables, plus 90% of the net amount of eligible pharmacy receivables, plus 90% of the “net recovery percentage” of eligible inventory (other than perishable inventory) multiplied by the book value thereof, plus 90% of the “net recovery percentage” of eligible perishable inventory multiplied by the book value thereof (subject to a cap of 25% of the borrowing base), plus 85% of the product of the average per script net orderly liquidation value of the eligible prescription files of the borrowers and the guarantors thereunder, which we refer to as ABL Eligible Pharmacy Scripts, multiplied by the number of such ABL Eligible Pharmacy Scripts (subject to a cap of 30% of the borrowing base), minus eligibility reserves. The eligibility of accounts receivable, inventory and prescription files for inclusion in the borrowing base will be determined in accordance with certain customary criteria specified in the credit agreement that governs the ACI ABL Facility, including periodic appraisals.

Interest.    Amounts outstanding under the ACI ABL Facility bear interest at a rate per annum equal to, at ACI’s option, (i) the base rate, plus an applicable margin equal to (a) 0.25% (if daily average excess availability during the most recently ended fiscal quarter is greater than or equal to 66% of the aggregate commitments), (b) 0.50% (if daily average excess availability during the most recently ended fiscal quarter is less than 66% of the aggregate commitments, but greater than or equal to 20% of the aggregate commitments), or (c) 0.75% (if daily average excess availability during the most recently ended fiscal quarter is less than 20% of the aggregate commitments), or (ii) LIBOR, plus an applicable margin equal to (a) 1.25% (if daily average excess availability during the most recently ended fiscal quarter is greater than or equal to 66% of the aggregate commitments), (b) 1.50% (if daily average excess availability during the most recently ended fiscal quarter is less than 66% of the aggregate commitments, but greater than or equal to 20% of the aggregate commitments), or (c) 1.75% (if daily average excess availability during the most recently ended fiscal quarter is less than 20% of the aggregate commitments). If not paid when due, the ACI ABL Facility bears interest at the rate otherwise applicable to such loans at such time plus an additional 2% per annum during the continuance of such payment event of default and the letter of credit fees increase by 2%. Other overdue amounts bear interest at a rate equal to the rate otherwise applicable to such revolving loans bearing interest at the base rate at such time, plus 2% until such amounts are paid in full.

Guarantees.    Subject to certain exceptions as set forth in the definitive documentation for the ACI ABL Facility, the amounts outstanding under the ACI ABL Facility are guaranteed by each of ACI’s existing and future direct and indirect wholly-owned domestic subsidiaries that are not borrowers.

Security.    Subject to certain exceptions as set forth in the definitive documentation for the ACI ABL Facility, the obligations under the ACI ABL Facility are secured by (i) a first-priority security interest in and lien on substantially all of the accounts receivable, inventory, documents of title related to inventory, instruments, general intangibles (excluding any equity interests of ACI or any of its subsidiaries and intellectual property), chattel paper, and supporting obligations of ACI and its subsidiaries that are borrowers or guarantors under the ACI ABL Facility and (ii) a second-priority security interest in and lien on substantially all other assets (other than real property).

Fees.    Certain customary fees are payable to the lenders and the agents under the ACI ABL Facility, including a commitment fee on the average daily unused amount of the ACI ABL Facility, in an amount equal to (i) 0.25% per annum if such average daily excess availability amount during the most recently ended fiscal quarter is less than 50% of the aggregate commitments and (ii) 0.375% per annum if such average daily excess availability amount during the most recently ended fiscal quarter is greater than or equal to 50% of the aggregate commitments.

Affirmative and Negative Covenants.     The ACI ABL Facility contains various affirmative and negative covenants (in each case, subject to customary exceptions as set forth in the definitive documentation for the ACI ABL Facility), including, but not limited to, restrictions on ACI’s ability and the ability of its restricted subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) prepay other indebtedness; (iv) make certain restricted payments, including the payment of dividends by ACI; (v) create liens on assets or agree to restrictions on the creation of liens on assets; (vi) make investments, loans or advances; (vii) restrict dividends and distributions from ACI’s subsidiaries; (viii) engage in mergers or consolidations; (ix) engage in certain transactions with affiliates; (x) amend the terms of any of ACI’s organizational documents or material indebtedness; (xi) change lines of business; or (xii) make certain accounting changes.

Financial Covenants.    The ACI ABL Facility provides that if (i) excess availability is less than (a) 10% of the lesser of the aggregate commitments and the then-current borrowing base at any time or (b) $250 million at any time or (ii) an event of default is continuing, ACI and its subsidiaries must maintain a fixed charge coverage ratio of 1.0:1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (i) no longer exist.

Events of Default.    The ACI ABL Facility contains customary events of default (subject to exceptions, thresholds and grace periods as set forth in the definitive documentation for the ACI ABL Facility), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults and cross-accelerations with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) material judgments;

(ix) certain ERISA matters; and (x) certain change of control events (including after completion of this offering, any person or group (other than (a) Cerberus; (b) Lubert-Adler Real Estate Fund V, L.P.; (c) Klaff Realty; (d) Schottenstein Stores; and (e) Kimco Realty, and their affiliates, related funds and managed accounts, which we refer to as the Equity Investors)).

On March 12, 2018, ACI, Bank of America, N.A., as administrative and collateral agent, and the co-borrowers, guarantors and lenders party to the ACI ABL Facility, entered into an amendment to the ACI ABL Facility, which we refer to as the ABL Amendment.

The ABL Amendment, among other things, permits the incurrence of the ABL Term Loan Facility and the Secured Bridge Facility and implements other modifications in connection with the merger.

The ACI ABL Facility will remain outstanding on the closing date of the merger to the extent the Best-Efforts ABL Facility is not entered into.

Best-Efforts ABL Facility

It is expected that on the closing of the merger, ACI will enter into a new amended and restated senior secured asset- based loan facility, which we refer to as the Best-Efforts ABL Facility, to, among other things, provide for a $5,000 million senior secured revolving credit facility.

Structure.    The Best-Efforts ABL Facility will provide for a $5,000 million revolving credit facility (with subfacilities for letters of credit and swingline loans), subject to a borrowing base (described below). In addition, subject to certain exception, ACI is entitled to increase the commitments under the Best-Efforts ABL Facility by up to $500 million.

Maturity.    The Best-Efforts ABL Facility will mature on the fifth anniversary of the closing of the merger.

Borrowing Base.    The amount of loans and letters of credit available under the Best-Efforts ABL Facility is limited to the lesser of the aggregate commitments under the Best-Efforts ABL Facility or an amount determined pursuant to a borrowing base. The borrowing base at any time is equal to 90% of eligible credit card receivables, plus 90% of the net amount of eligible pharmacy receivables, plus 90% of the “net recovery percentage” of eligible inventory (other than perishable inventory) multiplied by the book value thereof, plus 90% of the “net recovery percentage” of eligible perishable inventory multiplied by the book value thereof (subject to a cap of 25% of the borrowing base), plus 85% of the product of the average per script net orderly liquidation value of the ABL Eligible Pharmacy Scripts, multiplied by the number of such ABL Eligible Pharmacy Scripts (subject to a cap of 30% of the borrowing base), minus eligibility reserves minus the outstanding amount under the ABL Term Loan Facility. The eligibility of accounts receivable, inventory and prescription files for inclusion in the borrowing base will be determined in accordance with certain customary criteria specified in the credit agreement that will govern the Best-Efforts ABL Facility, including periodic appraisals.

Interest.    Same as the ACI ABL Facility.

Guarantees.    Same as the ACI ABL Facility.

Security.    Same as the ACI ABL Facility.

Fees.    Same as the ACI ABL Facility.

Affirmative and Negative Covenants.    The Best-Efforts ABL Facility will contain various affirmative and negative covenants (in each case, subject to customary exceptions to be set forth in the definitive documentation for the Best-Efforts ABL Facility), including, but not limited to, restrictions on ACI’s ability and the ability of its restricted subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) prepay other indebtedness; (iv) make certain restricted payments, including the payment of dividends by ACI; (v) create liens on assets or agree to restrictions on the creation of liens on assets; (vi) make investments, loans or advances; (vii) restrict dividends and distributions from ACI’s subsidiaries; (viii) engage in mergers or consolidations; (ix) engage in certain transactions with affiliates; (x) amend the terms of any of ACI’s organizational documents or material indebtedness; (xi) change lines of business; or (xii) make certain accounting changes.

Financial Covenants.    Same as the ACI ABL Facility.

Events of Default.    Same as the ACI ABL Facility.

There can be no assurance that the Best-Efforts ABL Facility will be entered into on the terms set forth above or at all.

ABL Term Loan Facility

It is expected that on the closing of the merger, ACI will enter into the $1,500 million ABL Term Loan Facility. In the event that the Best-Efforts ABL Facility becomes effective, the ABL Term Loan Facility will be documented under the same agreement governing the Best-Efforts ABL Facility.

Structure.    The ABL Term Loan Facility will provide for $1,500 million of “last-out” asset-based term loans (such loans, which we refer to as ABL Term Loans).

Maturity.    The ABL Term Loan Facility will mature on the fifth anniversary of the closing of the merger.

Interest.    It is expected that the ABL Term Loans will bear interest, at ACI’s option, at a rate per annum equal to either (a) the base rate plus 2.00% or (b) LIBOR (subject to a 0% floor) plus 3.00%.

Guarantees.    Same as the ACI ABL Facility.

Security.    Same as the ACI ABL Facility.

Fees.    Certain customary fees are expected to be payable to the lenders under the ABL Term Loan Facility.

Affirmative and Negative Covenants.    Same as under the Best-Efforts ABL Facility.

Financial Covenants.    Same as under the Best-Efforts ABL Facility.

Events of Default.    Same as under the Best-Efforts ABL Facility.

Term Loan Agreement

Albertsons, Safeway and certain other of ACI’s subsidiaries, as co-borrowers, entered into a second amended and restated term loan agreement, dated as of August 25, 2014 and effective as of

January 30, 2015, as amended, which we refer to as the Term Loan Agreement and, such facility, the ACI Term Loan Facility among Albertson’s LLC, Safeway, NALP and the other co-borrowers, as borrowers, ACI and the other guarantors from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent.

On June 16, 2017, ACI repaid $250 million of ACI’s existing term B-4 loan under the Term Loan Agreement. In addition, on June 27, 2017, ACI entered into a repricing amendment to the Term Loan Agreement which established three new term loan tranches (which we refer to as the Term Loan Amendment and, such new term loan tranches, the New Term Loans). The New Term Loans, together with cash on hand, were used to refinance in full the term loans then outstanding under the Term Loan Agreement.

Structure.    As of February 24, 2018, and after giving effect to the Term Loan Amendment, the Term Loan Agreement provides for a $5,720.2 million term loan facility, consisting of a $2,998.6 million term loan tranche B-4, which we refer to as the Term Loan B-4, a $1,133.6 million term loan tranche B-5, which we refer to as the Term Loan B-5, and a $1,588.0 million term loan tranche B-6, which we refer to as the Term Loan B-6 and, together with the Term Loan B-4 and the Term Loan B-5, the Term Loan Facilities. In addition, the borrowers are entitled to increase the term loan commitments under the Term Loan Agreement in an aggregate principal amount up to $750 million, plus an unlimited additional principal amount subject to satisfaction of a consolidated first lien net leverage ratio test, plus certain additional amounts pursuant to the terms of the Term Loan Agreement.

Maturity.    The Term Loan B-4 has a maturity date of August 25, 2021, the Term Loan B-5 has a maturity date of December 21, 2022 and the Term Loan B-6 has a maturity date of June 22, 2023.

Amortization.    (i) The Term Loan B-4 amortizes, on a quarterly basis, at a rate of 1% per annum of the original principal amount of the Term Loan B-4 (which payments will be reduced as a result of the application of prepayments in accordance with the terms therewith), (ii) the Term Loan B-5 amortizes, on a quarterly basis, at a rate of 1% per annum of the original principal amount of the Term Loan B-5 (which payments will be reduced as a result of the application of prepayments in accordance with the terms therewith) and (iii) the Term Loan B-6 amortizes, on a quarterly basis, at a rate of 1% per annum of the original principal amount of the Term Loan B-6 (which payments will be reduced as a result of the application of prepayments in accordance with the terms therewith).

Prepayment.    The Term Loan Facilities are required to be prepaid with: (i) 100% of the net cash proceeds of certain asset sales, casualty events and other dispositions, subject to the terms of an intercreditor agreement between the agent for the Term Loan Facilities and the agent for the ACI ABL Facility and certain exceptions and reinvestment rights; (ii) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Term Loan Agreement) and (iii) 75% (subject to step-downs to zero, in accordance with a consolidated first lien net leverage ratio test) of excess cash flow minus certain payments made under the ACI ABL Facility and voluntary prepayments of, and purchases of loans under, the Term Loan Facilities.

Interest.    (i) The Term Loan B-4 bears interest, at ACI’s option, at a rate per annum equal to either (a) the base rate plus 1.75% or (b) LIBOR (subject to a 0.75% floor) plus 2.75%; (ii) the Term Loan B-5 bears interest, at ACI’s option, at a rate per annum equal to either (a) the base rate plus 2.00% or (b) LIBOR (subject to a 0.75% floor) plus 3.00%; and (iii) the Term Loan B-6 bears interest, at ACI’s option, at a rate per annum equal to either (a) the base rate plus 2.00% or (b) LIBOR (subject to a 0.75% floor) plus 3.00%.

Guarantees.    Subject to certain exceptions, the amounts outstanding under the Term Loan Agreement are guaranteed by ACI and each of its existing and future direct and indirect wholly-owned domestic subsidiaries that are not borrowers.

Security.    Subject to certain exceptions, the obligations under the Term Loan Agreement are secured by (i) a first-priority security interest in and lien on substantially all of the assets of the borrowers and guarantors (other than the ABL Priority Collateral (as defined below)), including real property and the equity interests of the borrowers and the “Restricted Subsidiaries” (as defined in the Term Loan Agreement) of ACI, which we refer to as the Term Loan Priority Collateral, and (ii) a second-priority security interest in and lien on substantially all of the accounts receivable, inventory, documents of title related to inventory, instruments, general intangibles (excluding any equity interests of the borrowers or any of their subsidiaries and intellectual property), chattel paper, and supporting obligations, in each case, relating solely to or constituting proceeds of other ABL Priority Collateral, and certain related assets of the borrowers and guarantors and all proceeds thereof, which we refer to as the ABL Priority Collateral.

Fees.    Certain customary fees are payable to the lenders and the agents under the Term Loan Agreement.

Covenants. The Term Loan Agreement contains various affirmative and negative covenants (in each case, subject to customary exceptions), including, but not limited to, restrictions on the ability of (i) the subsidiaries of ACI to: (a) dispose of assets; (b) incur additional indebtedness, issue preferred stock and guarantee obligations; (c) prepay certain indebtedness; (d) pay certain restricted payments and dividends; (e) create liens on assets or agree to restrictions on the creation of liens on assets; (f) make investments, loans or advances; (g) restrict distributions from subsidiaries; (h) engage in mergers or consolidations; (i) engage in certain transactions with affiliates; (j) amend the terms of any of ACI’s organizational documents or material indebtedness; (k) change lines of business or (l) make certain accounting changes, and (ii) ACI to engage in material operating or business activities. The Term Loan Agreement contains no financial covenants.

Events of Default.    The Term Loan Agreement contains customary events of default (subject to customary exceptions, thresholds and grace periods), including, but not limited to: (i) nonpayment of principal, interest or other amounts; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults and cross-acceleration with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) actual or asserted invalidity of guarantees or other security documents or other term facilities documentation; (viii) material judgments; (ix) certain ERISA matters; (x) certain change of control events (including after the effectiveness of the merger, any person or group (other than the Equity Investors) owning more than 50% of the equity interests of ACI or ACI failing to own 100% of the equity interests of the co-borrowers); and (xi) loss of lien priority.

ACI Floating Rate Notes Indenture

ACI will be the issuer under an indenture, dated on or around June 25, 2018 (we refer to this, as amended and supplemented from time to time, as the ACI Secured Indenture). The ACI Secured Indenture will initially be by and among ACI and Wilmington Trust, National Association, as trustee and notes collateral agent, under which ACI will issue $750 million of the Floating Rate Notes due January 15, 2024.

Interest.    Interest is payable quarterly on January 15, April 15, July 15 and October 15 of each year, beginning on October 15, 2018.

Guarantees.    Initially, the Floating Rate Notes will not be guaranteed. On or promptly following the consummation of the mergers, the Floating Rate Notes will be guaranteed by each of ACI’s existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions.

Security.    Initially, the Floating Rate Notes will not be secured. On or following the consummation of the mergers, the Floating Rate Notes, subject to certain exceptions, will be secured by a (i) first-priority security interest in and liens on the Term Loan Priority Collateral (other than Term Loan Priority Collateral of NALP and its subsidiaries) and (ii) second-priority security interest in and liens on the ABL Priority Collateral (other than the ABL Priority Collateral of NALP and its subsidiaries); provided that to the extent applicable, with respect to assets of Safeway (as defined herein) and its subsidiaries, the lien securing the notes shall be limited to 10% of Consolidated Net Tangible Assets of Safeway (as defined in the indentures governing the Safeway Notes) as calculated on the date such lien is granted.

Optional Redemption.    Prior to December 15, 2019, the Floating Rate Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, plus an applicable make-whole premium equal to the greater of (i) 1.0% and (ii) the excess of the sum of the present value of 102.000% of the principal amount being redeemed, plus all required interest payments due thereon through December 15, 2019 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption at the then-current interest rate on U.S. Treasury securities of comparable maturities, plus 50 basis points, and, for the avoidance of doubt, assuming that the interest rate on the Floating Rate Notes in effect on the date of redemption is the interest rate that will be in effect through December 15, 2019.

After December 15, 2019, the Floating Rate Notes may be redeemed in whole or in part at the following redemption prices: (i) 102.000% if such notes are redeemed between December 15, 2019 and December 14, 2020, (ii) 101.000% if such notes are redeemed between December 15, 2020 and December 14, 2021, and (iii) at par thereafter.

Mandatory Redemption.    The Floating Rate Notes do not require the making of any mandatory redemption or sinking fund payments other than as described below under “Event Redemption”.

Event Redemption.    If the mergers are not consummated on or prior to November 18, 2018, ACI will be required to redeem all the Floating Rate Notes at a redemption price equal to 100% of the offering price of such notes, plus accrued and unpaid interest to, but not including, the date of such redemption

Repurchase of Notes at the Option of Holders.    If a “change of control” transaction (which includes, subject to certain exceptions, (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of ACI and its restricted subsidiaries, taken as a whole, to a person other than the Equity Investors or (ii) ACI becomes aware of the acquisition by any person or group, other than any of the Equity Investors, of more than 50% of the voting power of ACI or any of its direct or indirect parent companies and as a result thereof, a “rating event” occurs (i.e., the Floating Rate Notes rating is lowered by certain of the rating agencies then rating the Floating Rate Notes due to such change of control by one more gradations within 60 days after the change of control or announcement of an intention to effect a change of control), ACI is required to offer to purchase all of the Floating rate Notes from the holders thereof at a price equal to 101% of the principal amount outstanding plus all accrued interest thereon.

Covenants.    The ACI Secured Indenture will contain various affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on the ability of ACI and its restricted subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) make certain restricted payments, investments and payments in respect of subordinated indebtedness; (iv) create liens on assets or agree to restrictions on the creation of liens on assets; (v) engage in mergers or consolidations; and (vi) engage in certain transactions with affiliates.

Events of Default.    The ACI Secured Indenture will contain events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal, interest or premium; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness; (iv) certain judgments; and (v) certain bankruptcy related events.

ACI Unsecured Indentures

ACI, Albertsons, Safeway and NALP (collectively, which we refer to as the ACI Lead Issuers), are the lead issuers under (i) an indenture, dated as of May 31, 2016 and as amended and supplemented from time to time, which we refer to as the 2024 Notes Indenture, by and among the ACI Lead Issuers and substantially all of ACI’s subsidiaries as additional issuers, which we refer to as the Additional Issuers and together with the ACI Lead Issuers, the ACI Issuers, and Wilmington Trust, National Association, as trustee, under which the ACI Issuers have issued $1,250 million of 6.625% senior notes due June 15, 2024 (such notes, which we refer to as the 2024 Notes) and (ii) an indenture, dated as of August 9, 2016 and as amended and supplemented from time to time, which together with the 2024 Notes Indenture, we refer to as the ACI Unsecured Indentures, by and among the ACI Issuers, and Wilmington Trust, National Association, as trustee, under which the ACI Issuers have issued $1,250 million of 5.750% senior notes due September 15, 2025 (such notes, which we refer to as 2025 Notes and together with the 2024 Notes, the ACI Unsecured Notes).

Interest.    Interest is payable on June 15 and December 15 of each year for the 2024 Notes and March 15 and September 15 of each year for the 2025 Notes.

Guarantees.    The obligations under the ACI Unsecured Indentures are also guaranteed by the Additional Issuers.

Security.    The ACI Unsecured Notes are unsecured.

Optional Redemption.

2024 Notes

Prior to June 15, 2019, the 2024 Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, plus an applicable make-whole premium equal to the greater of (i) 1.0% and (ii) the excess of the sum of the present value of 104.969% of the principal amount being redeemed, plus all required interest payments due thereon through June 15, 2019 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption at the then-current interest rate on U.S. Treasury securities of comparable maturities, plus 50 basis points. In addition, prior to June 15, 2019, the ACI Issuers may redeem up to 40% of the outstanding 2024 Notes with the net proceeds of certain equity offerings at 106.625% of the principal amount of the notes redeemed plus accrued and unpaid interest.

After June 15, 2019, the 2024 Notes may be redeemed in whole or in part at the following redemption prices: (i) 104.969% if such notes are redeemed between June 15, 2019 and June 14, 2020, (ii) 103.313% if such notes are redeemed between June 15, 2020 and June 14, 2021, (iii) 101.656% if such notes are redeemed between June 15, 2021 and June 14, 2022, and (iv) at par thereafter.

2025 Notes

Prior to September 15, 2019, the 2025 Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, plus an applicable make-whole premium equal to the greater of (i) 1.0% and (ii) the excess of the sum of the present value of 104.313% of the principal amount being redeemed, plus all required interest payments due thereon through September 15, 2019 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption at the then-current interest rate on U.S. Treasury securities of comparable maturities, plus 50 basis points. In addition, prior to September 15, 2019, the

ACI Issuers may redeem up to 40% of the outstanding 2025 Notes with the net proceeds of certain equity offerings at 105.750% of the principal amount of the notes redeemed plus accrued and unpaid interest.

After September 15, 2019, the 2025 Notes may be redeemed in whole or in part at the following redemption prices: (i) 104.313% if such notes are redeemed between September 15, 2019 and September 14, 2020, (ii) 102.875% if such notes are redeemed between September 15, 2020 and September 14, 2021, (iii) 101.438% if such notes are redeemed between September 15, 2021 and September 14, 2022, and (iv) at par thereafter.

Mandatory Redemption.    The ACI Unsecured Notes do not require the making of any mandatory redemption or sinking fund payments.

Repurchase of Notes at the Option of Holders.    If a “change of control” transaction (which includes, subject to certain exceptions, (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of ACI and its restricted subsidiaries, taken as a whole, to a person other than the Equity Investors, (ii) ACI becomes aware of the acquisition by any person or group, other than any of the Equity Investors, of more than 50% of the voting power of ACI or any of its direct or indirect parent companies or (iii) ACI ceases to, directly or indirectly own 100% of the equity interests of Albertsons, Safeway or NALP, and as a result thereof, a “rating event” occurs (i.e., the applicable series of ACI Unsecured Notes rating is lowered by certain of the rating agencies then rating such series of ACI Unsecured Notes due to such change of control by one more gradations within 60 days after the change of control or announcement of an intention to effect a change of control), the ACI Issuers are required to offer to purchase all of the applicable series of ACI Unsecured Notes from the holders thereof at a price equal to 101% of the principal amount outstanding plus all accrued interest thereon.

Covenants.    The ACI Unsecured Indentures contain various affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on the ability of ACI and its restricted subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness, issue preferred stock and guarantee obligations; (iii) make certain restricted payments, investments and payments in respect of subordinated indebtedness; (iv) create liens on assets or agree to restrictions on the creation of liens on assets; (v) engage in mergers or consolidations; and (vi) engage in certain transactions with affiliates.

Events of Default.    The ACI Unsecured Indentures contain events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal, interest or premium; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness; (iv) certain judgments; and (v) certain bankruptcy related events.

Safeway Indenture

Safeway is party to an indenture, dated September 10, 1997, which we refer to as the Safeway Indenture, with The Bank of New York, as trustee, under which Safeway has the following five outstanding issues of notes (amounts as of February 24, 2018):

a) $268,557,000 of 5.00% Senior Notes due August 2019, which we refer to as the 2019 Safeway Notes;

b) $136,826,000 of 3.95% Senior Notes due August 2020, which we refer to as the 2020 Safeway Notes;

c) $130,020,000 of 4.75% Senior Notes due December 2021, which we refer to as the 2021 Safeway Notes;

d) $150,000,000 of 7.45% Senior Debentures due September 2027, which we refer to as the 2027 Safeway Notes; and

e) $600,000,000 of 7.25% Senior Debentures due February 2031, which we refer to as the 2031 Safeway Notes.

The 2019 Safeway Notes, 2020 Safeway Notes, 2021 Safeway Notes, 2027 Safeway Notes and 2031 Safeway Notes are collectively referred to as the “Safeway Notes.”

Interest.    Interest is payable on (i) February 15 and August 15 of each year for the 2019 Safeway Notes and 2020 Safeway Notes, (ii) June 1 and December 1 of each year for the 2021 Safeway Notes, (iii) March 15 and September 15 of each year for the 2027 Safeway Notes and (iv) February 1 and August 1 of each year for the 2031 Safeway Notes.

Guarantees.    The Safeway Notes are not guaranteed.

Security.    The Safeway Notes are unsecured.

Optional Redemption.    The Safeway Notes are redeemable at ACI’s option at a redemption price equal to the greater of (i) 100% of the principal amount of the Safeway Notes to be redeemed and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Safeway Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis at the then-current interest rate on U.S. Treasury securities of comparable maturities, plus the following:

2019 Safeway Notes: 30 basis points;

2020 Safeway Notes: 20 basis points;

2021 Safeway Notes: 45 basis points;

2027 Safeway Notes: 10 basis points; and

2031 Safeway Notes: 25 basis points.

Mandatory Redemption.    The Safeway Notes do not require the making of any mandatory redemption or sinking fund payments.

Repurchase of Notes at the Option of Holders.    If a “change of control” transaction (which includes (i) the disposition of all or substantially all of Safeway’s and its subsidiaries properties or assets, (ii) the consummation of any transaction pursuant to which any person owns more than 50% of the voting stock of Safeway or (iii) a majority of the members of Safeway’s board of directors not constituting continuing directors), and as a result thereof, a “rating event” occurs (i.e., the rating on a series of Safeway Notes is lowered by each of the rating agencies then rating the Safeway Notes below an investment grade rating within 60 days after the change of control or announcement of an intention to effect a change of control), Safeway is required to offer to purchase all of the 2019 Safeway Notes, 2020 Safeway Notes and 2021 Safeway Notes from the holders at a price equal to 101% of the principal amount outstanding plus all accrued interest thereon.

Covenants.    The Safeway Indenture contains various affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on the ability of Safeway and its subsidiaries to (i) create liens on assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Events of Default.    The Safeway Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness and (iv) certain bankruptcy related events.

NALP Indenture

NALP (as successor to Albertson’s, Inc.) is party to an indenture, dated as of May 1, 1992 with U.S. Bank Trust National Association (as successor to Morgan Guaranty Trust Company of New York) (as supplemented by Supplemental Indenture No. 1, dated as of May 7, 2004; Supplemental Indenture No. 2, dated as of June 1, 2006; and Supplemental Indenture No. 3, dated as of December 29, 2008; collectively, which we refer to as the NALP Indenture), under which NALP has the following outstanding issues of notes (amounts as of February 24, 2018):

(a) $224,370,000 6.52% to 7.15% Medium-Term Notes, due July 2027—June 2028, which we refer to as the NALP Medium-Term Notes;

(b) $157,696,000 of 7.75% Debentures due June 2026, which we refer to as the 2026 NALP Notes;

(c) $602,730,000 of 7.45% Senior Debentures due August 2029, which we refer to as the 2029 NALP Notes;

(d) $198,971,000 of 8.70% Senior Debentures due May 2030, which we refer to as the 2030 NALP Notes; and

(e) $388,000,000 of 8.00% Senior Debentures due May 2031, which we refer to as the 2031 NALP Notes.

The NALP Medium-Term Notes, 2026 NALP Notes, 2029 NALP Notes, 2030 NALP Notes and 2031 NALP Notes are collectively referred to as the “NALP Notes.”

Interest.    Interest on the NALP Notes is payable semiannually.

Guarantees.    The NALP Notes are not guaranteed.

Security.    The NALP Notes are unsecured.

Optional Redemption.    The NALP Medium-Term Notes and the 2026 NALP Notes are not redeemable or repayable prior to maturity. The 2029 NALP Notes, 2030 NALP Notes, and 2031 NALP Notes are redeemable in whole or in part at any time, at a price equal to the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the applicable notes to be redeemed (excluding any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined therein) plus, in the case of:

(i) the 2031 NALP Notes, 30 basis points and

(ii) the 2029 NALP Notes and 2030 NALP Notes, 20 basis points.

Mandatory Redemption.    The NALP Notes do not require the making of any mandatory redemption or sinking fund payments.

Covenants.    The NALP Indenture contains certain covenants restricting the ability of NALP and its subsidiaries (subject to customary exceptions) to (i) create liens on certain assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Events of Default.    The NALP Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness and (iv) certain bankruptcy related events.

American Stores Company Indenture

American Stores Company, LLC, which we refer to as ASC, is party to an indenture, dated as of May 1, 1995 with Wells Fargo Bank, National Association (as successor to The First National Bank of Chicago), as trustee (as further supplemented; together which we refer to as the ASC Indenture), under which ASC has the following four outstanding issues of notes:

(a) $2,902,000 of 8.00% Debentures due June 2026, which we refer to as the 2026 ASC Notes;

(b) $756,000 of 7.10% Medium Term Notes due March 2028, which we refer to as the 2028 ASC MT Notes; and

(c) $143,000 of 7.5% Debentures due May 2037, which we refer to as the 2037 ASC Notes.

The 2026 ASC Notes, the 2028 ASC MT Notes, and the 2037 ASC Notes are collectively referred to as the “ASC Notes.” Interest on the ASC Notes is payable semiannually. The ASC Notes are guaranteed by SuperValu. The 2026 ASC Notes and 2037 ASC Notes are not redeemable prior to maturity. The 2028 ASC MT Notes are redeemable in whole or in part, at the option of ASC, subject to certain conditions. The ASC Notes do not require the making of any mandatory redemption or sinking fund payments.

Concurrently with the acquisition of NALP in March 2013, ASC, SuperValu, and JPMorgan Chase Bank, N.A., as escrow agent, entered into an escrow agreement pursuant to which ASC has deposited into escrow an amount equal to the outstanding principal balance of the ASC Notes plus funds sufficient to pay interest thereon for three years. ASC granted to SuperValu a security interest in its rights under the escrow agreement to secure reimbursement to SuperValu of any amounts paid by SuperValu under its guarantee of the ASC Notes. The ASC Indenture contains, solely for the benefit of the 2037 ASC Notes (but not any other series of the ASC Notes), certain covenants restricting the ability of ASC and its subsidiaries (subject to customary exceptions) to (i) create liens on certain assets, (ii) engage in mergers or consolidations or (iii) enter into sale and leaseback transactions.

Indebtedness of Rite Aid

Rite Aid 2027 Indenture

Rite Aid is party to an indenture, dated as of August 1, 1993, by and between Rite Aid and Morgan Guaranty Trust Company of New York, as trustee, as supplemented by the supplemental indenture dated as of February 3, 2000, which we refer to as the Rite Aid 2027 Indenture, relating to the 2027 Rite Aid Notes. As of March 3, 2018, $295.0 million aggregate principal amount of the 2027 Rite Aid Notes were outstanding.

Interest.    Interest on the 2027 Rite Aid Notes is payable semiannually in arrears on August 15 and February 15 of each year.

Guarantees.    The 2027 Rite Aid Notes are not guaranteed.

Security.    The 2027 Rite Aid Notes are currently unsecured. As a result of ACI’s financing for the transaction, on the closing date of the merger, such notes will receive an equal and ratable lien solely on the assets of Rite Aid (and not its subsidiaries) that secure the ACI Term Loan Facility.

Optional Redemption.    The 2027 Rite Aid Notes are not redeemable prior to their maturity.

Mandatory Redemption.    The 2027 Rite Aid Notes do not require the making of any mandatory redemption or sinking fund payments.

Covenants.    The Rite Aid 2027 Indenture contains various investment-grade type affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on the ability of Rite Aid and its restricted subsidiaries to (i) create liens on assets, (ii) enter into sale and leaseback transactions or (iii) engage in mergers or consolidations, in each case, subject to a number of exceptions. All of Rite Aid’s subsidiaries have been declared unrestricted under the Rite Aid 2027 Indenture.

Events of Default.    The Rite Aid 2027 Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness exceeding $10,000,000 and (iv) certain bankruptcy related events.

Rite Aid 2028 Indenture

Rite Aid is party to an indenture, dated as of December 21, 1998, by and between Rite Aid and Harris Trust and Savings Bank, as trustee, as supplemented by the supplemental indenture dated as of February 3, 2000, which we refer to as the Rite Aid 2028 Indenture, related to the 2028 Rite Aid Notes. As of March 3, 2018, $128.0 million aggregate principal amount of the Rite Aid 6.875% Notes due 2028 were outstanding.

Interest.    Interest on the 2028 Rite Aid Notes is payable semiannually in arrears on June 15 and December 15 of each year.

Guarantees.    The 2028 Rite Aid Notes are not guaranteed.

Security. The 2028 Rite Aid Notes are currently unsecured. As a result of ACI’s financing for the transaction, on the closing date of the merger, such notes will receive an equal and ratable lien solely on the assets of Rite Aid (and not its subsidiaries) that secure the ACI Term Loan Facility.

Optional Redemption.    The 2028 Rite Aid Notes may be redeemed at the option of Rite Aid, in whole at any time or in part from time to time at a redemption price equal to the greater of (i) 100% of the principal amount to be redeemed and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the applicable notes to be redeemed (excluding any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined therein) plus 25 basis points.

Mandatory Redemption.    The 2028 Rite Aid Notes do not require the making of any mandatory redemption or sinking fund payments.

Covenants.    The Rite Aid 2028 Indenture contains various investment-grade type affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on the ability of Rite Aid and its restricted subsidiaries to (i) create liens on assets, (ii) enter into sale and leaseback transactions or (iii) engage in mergers or consolidations, in each case, subject to a number of exceptions. All of Rite Aid’s subsidiaries have been declared unrestricted under the Rite Aid 2028 Indenture.

Events of Default.    The Rite Aid 2028 Indenture contains events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) cross-acceleration with certain other indebtedness exceeding $10,000,000 and (iv) certain bankruptcy related events.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the mergers to a U.S. holder (as defined below) of Rite Aid common stock that receives ACI common stock in the merger. The discussion is limited to a U.S. holder who holds its Rite Aid common stock as a capital asset (generally, property held for investment). This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Rite Aid common stock in light of their particular facts and circumstances and does not apply to holders of Rite Aid common stock that are subject to special rules under the U.S. federal income tax laws (such as banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, U.S. holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders that are not U.S. holders, U.S. holders having a “functional currency” other than the U.S. dollar, holders who hold shares of Rite Aid common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, and holders who acquire (or will acquire) their shares of Rite Aid common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (including any U.S. federal estate, gift, Medicare or alternative minimum taxes) or any state, local or non-U.S. tax consequences.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Rite Aid common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of Rite Aid common stock should consult their tax advisors regarding the tax consequences of the merger to them.

ALL HOLDERS OF RITE AID COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means any beneficial owner of shares of Rite Aid common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state or political subdivision thereof or therein, including the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (a) the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Tax Consequences of the Mergers Generally

Rite Aid and ACI intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Rite Aid’s obligation to complete the mergers that Rite Aid receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Rite Aid, to the effect that the mergers, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to ACI’s obligation to complete the mergers that ACI receive an opinion from Schulte Roth & Zabel LLP, counsel to ACI, to the effect that the mergers, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code. These conditions may be waived by Rite Aid or ACI after receipt of the approval of the merger by the stockholders of Rite Aid, without further stockholder approval.

These opinions will be based on customary assumptions and representations from Rite Aid, ACI, Merger Sub I and Merger Sub II, as well as certain covenants and undertakings by Rite Aid, ACI, Merger Sub I and Merger Sub II. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the mergers could differ materially from those described in this proxy statement/prospectus.

An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither Rite Aid nor ACI intends to obtain a ruling from the IRS with respect to the tax consequences of the mergers. If the IRS were to successfully challenge the “reorganization” status of the mergers, the tax consequences would be different from those set forth in this proxy statement/prospectus.

The following discussion assumes that the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

U.S. Holders that Receive Solely ACI Common Stock

On the basis of the opinions described above, and subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. holder that receives solely ACI common stock in the merger generally will not recognize gain or loss upon the exchange of shares of Rite Aid common stock for shares of ACI common stock pursuant to the merger. Further, such holder will have the same aggregate tax basis and holding period in the ACI common stock received in the merger (including any fractional shares of ACI common stock deemed received and exchanged for cash as described below under “—Cash in Lieu of Fractional Shares”) equal to such holder’s tax basis and holding period in the Rite Aid common stock surrendered in exchange therefor.

A U.S. holder that acquired different blocks of Rite Aid common stock at different times or different prices should consult its tax advisor regarding the manner in which the basis and holding period should be allocated among the U.S. holder’s ACI common stock in the holder’s particular circumstance.

U.S. Holders that Receive a Combination of ACI Common Stock and Cash

A U.S. holder that receives a combination of ACI common stock and cash in the merger generally will not recognize gain or loss on the receipt of ACI common stock pursuant to the merger. With respect to the cash that a U.S. holder receives in the merger, if a U.S. holder’s adjusted tax basis in a share of Rite Aid common stock surrendered is less than the sum of the fair market value of the shares of ACI common stock and the amount of cash (other than cash received in lieu of a fractional share of ACI common stock) received by the U.S. holder in the merger in exchange for such share, then the U.S. holder will recognize gain in an amount equal to the lesser of (a) the sum of the amount of cash (other than cash received in lieu of a fractional share of ACI common stock) and the fair market value of the ACI common stock received in exchange for such share, minus the adjusted tax basis of the share of Rite Aid common stock surrendered in exchange therefor, and (b) the amount of cash received in exchange for such share (other than cash received in lieu of a fractional share of ACI common stock). However, if a U.S. holder’s adjusted tax basis in a share of Rite Aid common stock surrendered is greater than the sum of the amount of cash (other than cash received in lieu of a fractional share of ACI common stock) and the fair market value of the ACI common stock received in exchange for such share, the U.S. holder’s loss will not be recognized for U.S. federal income tax purposes. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period in a share of Rite Aid common stock surrendered exceeds one year, unless the U.S. holder’s receipt of cash has the effect of a distribution of a dividend (as discussed below under “—Potential Treatment of Cash as a Dividend”), in which case the gain will be treated as ordinary income to the extent of the U.S. holder’s ratable share of Rite Aid’s accumulated earnings and profits as calculated for U.S. federal income tax purposes.

The aggregate tax basis of the ACI common stock received (including any fractional share interests deemed received and redeemed for cash as described below under “—Cash in Lieu of Fractional Shares”) by a U.S. holder that exchanges its Rite Aid common stock for a combination of ACI common stock and cash as a result of the merger will be the same as the aggregate tax basis of the Rite Aid common stock surrendered in exchange therefor, reduced by the amount of cash received on the exchange (excluding cash received in lieu of a fractional share of ACI common stock) and increased by the amount of any gain recognized upon the exchange and any amount treated as a dividend, as described below (excluding any gain recognized as a result of any cash received in lieu of a fractional share of ACI common stock). The holding period of the ACI common stock received (including any fractional share deemed received and redeemed) will include the holding period of the Rite Aid common stock surrendered.

A U.S. holder of Rite Aid common stock that acquired different blocks of Rite Aid common stock at different times or different prices and receives a combination of ACI common stock and cash in the merger must determine its adjusted tax basis, holding period, and gain or loss separately with respect to each block of shares. The merger agreement provides that each holder may expressly designate in the election form and letter of transmittal which blocks of Rite Aid common stock such holder would like to exchange for a combination of shares of ACI common stock and cash and which of such blocks it would like to exchange for only ACI common stock. If a holder does not make such an express designation, then the merger agreement provides that such holder will be deemed to have elected to receive a combination of shares of ACI common stock and cash in exchange for each block of such holder’s Rite Aid common stock.

It is unclear whether an express designation made pursuant to the merger agreement will be accepted by the IRS. As a result, no assurance can be given that, if a U.S. holder reports the consequences of the mergers on its U.S. federal income tax return on the basis of such a designation, the IRS will not challenge it. If the IRS successfully challenged the position taken on a U.S. holder’s return, such U.S. holder could be required to recalculate its amount of gain recognized through a different allocation method, such as by allocating the ACI common stock and the cash received on a pro rata basis to each share of Rite Aid common stock surrendered pursuant to the merger agreement. A U.S. holder that acquired different blocks of shares at different times or different prices should consult its tax advisor regarding the manner in which cash and ACI common stock should be allocated among the U.S. holder’s Rite Aid common stock and the manner in which the above rules would apply in the holder’s particular circumstance and the advisability of making express designations on the election form or letter of transmittal.

Potential Treatment of Cash as a Dividend

If a U.S. holder receives cash in the merger pursuant to the terms of the merger agreement, any gain recognized may be treated as a dividend for U.S. federal income tax purposes to the extent of the U.S. holder’s ratable share of Rite Aid’s accumulated “earnings and profits.” In general, the determination of whether such gain recognized will be treated as capital gain or a dividend depends upon whether and to what extent the exchange reduces the U.S. holder’s deemed percentage of stock ownership of ACI. For purposes of this determination, the U.S. holder generally will be treated as if it first exchanged all of its shares of Rite Aid common stock solely for ACI common stock and then ACI immediately redeemed a portion of the ACI common stock in exchange for the cash the U.S. holder actually received, which redemption we refer to in this proxy statement/prospectus as the “deemed redemption.” Such gain recognized by a U.S. holder pursuant to the deemed redemption will be treated as capital gain if the deemed redemption is (i) “substantially disproportionate” with respect to the U.S. holder (and after the deemed redemption the U.S. holder actually or constructively owns less than 50% of the voting power of the outstanding ACI common stock) or (ii) not “essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a U.S. holder if the percentage of the outstanding ACI common stock that the U.S. holder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding ACI common stock that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption. The deemed redemption will not be considered to be “essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. holder’s deemed percentage of stock ownership of ACI. The IRS has ruled that a minority stockholder in a publicly-held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the stockholder has at least a relatively minor reduction in such stockholder’s percentage of stock ownership under the above analysis. In applying the above tests, the U.S. holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock the U.S. holder actually owns or owned. As these rules are complex and dependent upon a holder’s specific circumstances, U.S. holders should consult their tax advisor to determine whether they may be subject to these rules.

Cash in Lieu of Fractional Shares

If a U.S. holder receives cash in lieu of a fractional share of ACI common stock, the U.S. holder will be treated as having received a fractional share of ACI common stock in the merger and then as having exchanged the fractional share of ACI common stock for cash in a redemption by ACI. As a result, and unless the receipt of such cash is treated as a dividend under the principles discussed above under “—Potential Treatment of Cash as a Dividend,” the U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate tax basis (calculated in the manner as set forth above under “—U.S. Holders that Receive Solely ACI Common Stock” or “—U.S. Holders that Receive a Combination of ACI Common Stock and Cash,” as applicable) allocable to the fractional share of ACI common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the fractional share (including the holding period of the Rite Aid common stock surrendered therefor) exceeds one year. The deductibility of capital losses is subject to limitation.

The discussion of the U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the mergers. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the mergers and does not address the tax consequences of any transaction other than the mergers.

DESCRIPTION OF ACI CAPITAL STOCK

Pursuant to the terms of the merger agreement, immediately prior to the effective time of the merger, ACI’s certificate of incorporation and bylaws will be amended to be in substantially the forms attached as Annex C and Annex D, respectively, of this proxy statement/prospectus.

The following is a summary of ACI’s capital stock and important provisions of the new ACI certificate of incorporation and the new ACI bylaws. This summary does not purport to be complete and is subject to and qualified by the new ACI certificate of incorporation, in substantially the form attached as Annex C, and the new ACI bylaws, in substantially the form attached as Annex D, and by the provisions of applicable law.

After giving effect to the new ACI certificate of incorporation, ACI’s authorized capital stock will consist of shares made up of:

•	1,000,000,000 shares of common stock, par value $0.01 per share; and

•	30,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by ACI’s board of directors.

As of June 20, 2018, there were 279,654,028 issued and outstanding shares of ACI common stock and no outstanding shares of ACI preferred stock. Upon completion of the merger, there will be approximately [—] issued and outstanding shares of ACI common stock assuming all Rite Aid stockholders elect to receive the additional cash consideration, and approximately [—] issued and outstanding shares of ACI common stock assuming no Rite Aid stockholders elect to receive the additional cash consideration.

Common Stock

Dividend Rights

Pursuant to the new ACI bylaws, dividends may be declared by the ACI board of directors at any regular or special meeting, pursuant to law.

Voting Rights

Each holder of ACI common stock will be entitled to one vote for each share owned of record on all matters on which stockholders generally are entitled to vote. The new ACI bylaws will provide that, except as required by law, the new ACI certificate of incorporation or the rules of any stock exchange upon which shares of ACI’s capital stock are listed, all corporate actions to be taken by vote of the stockholders will be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the stockholders of such class or series who are present in person or represented by proxy will be the act of such class or series; provided that the election of directors will be determined by the vote of a majority of the votes cast or a plurality. The new ACI certificate of incorporation will provide that the new ACI bylaws may be adopted, repealed, altered or amended by an affirmative vote of a majority of the entire board of directors of ACI or by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of all classes and series of ACI capital stock entitled generally to vote in the election of directors, voting together as a single class.

Other Rights

ACI common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Blank Check Preferred Stock

Pursuant to the new ACI certificate of incorporation, ACI’s board of directors will be authorized, by resolution or resolutions, to issue up to 30,000,000 shares of ACI preferred stock, par value $0.01 per share. ACI’s board of directors will be authorized, by resolution or resolutions, to provide, out of the unissued shares of its preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix, without further stockholder approval, the designation, powers, preferences and relative, participating, option or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions thereof, of each series of preferred stock pursuant to Section 151 of the DGCL.

Anti-takeover Effects of Certain Provisions of the New ACI Certificate of Incorporation and the New ACI Bylaws

Some provisions of the DGCL and of the new ACI certificate of incorporation and new ACI bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of ACI. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of ACI to first negotiate with ACI’s board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The new ACI bylaws will establish advance notice procedures with respect to stockholder proposals, other than proposals made by or at the direction of ACI’s board of directors. The new ACI bylaws also will establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of ACI’s board of directors or by a committee appointed by ACI’s board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of ACI.

Calling Special Stockholder Meetings

The new ACI bylaws will provide that special meetings of ACI’s stockholders may be called only by ACI’s board of directors or by stockholders owning at least 25% in amount of ACI’s entire capital stock issued and outstanding, and entitled to vote at the special meeting.

Stockholder Action by Written Consent

The new ACI certificate of incorporation will provide that no action that is required to be taken at a meeting of stockholders may be taken by written consent.

Undesignated Preferred Stock

Pursuant to the new ACI certificate of incorporation, ACI’s board of directors will be authorized, by resolution or resolutions, to issue up to 30,000,000 shares of ACI preferred stock, par value $0.01 per share. ACI’s board of directors will be authorized, by resolution or resolutions, to provide, out of the unissued shares of ACI’s preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix, without further stockholder approval, the designation, powers, preferences and relative, participating, optional or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions thereof, of each series of preferred stock pursuant to Section 151 of the DGCL. ACI’s board of directors could authorize the issuance of preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of ACI common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over and above market price.

The issuance of preferred stock may adversely affect the rights of the combined company’s common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock of ACI. ACI has no current intention to issue any additional shares of preferred stock.

Delaware Anti-Takeover Statute

Pursuant to the new ACI certificate of incorporation, ACI will elect not to be governed by Section 203 of the DGCL, an anti-takeover law, which we refer to as Section 203. This law prohibits a publicly-held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by ACI’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving ACI and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of ACI’s assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by ACI of any of ACI’s stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through ACI. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of ACI and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. Pursuant to the new ACI certificate of incorporation, ACI will opt out of this provision. Accordingly, ACI will not be subject to any anti-takeover effects of Section 203.

Removal of Directors

The new ACI certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of holders of at least two-thirds of the total voting power of the outstanding shares of the capital stock of the company entitled to vote in any annual election of directors or class of directors, voting together as a single class. In addition, the new ACI certificate of incorporation will provide that vacancies, including those resulting from newly created directorships or removal of directors, may only be filled by a majority of the directors then in office, in each case although less than a quorum, or by a sole remaining director. This may deter a stockholder from increasing the size of ACI’s board of directors and gaining control of the board of directors by filling the remaining vacancies with its own nominees.

Limitation of Liability of Officers and Directors; Indemnification

The new ACI certificate of incorporation and the new ACI bylaws will indemnify to the fullest extent authorized or permitted by law any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person is or was a director or officer of ACI or by reason of the fact that such director or officer, at the request of ACI, is or was serving any other corporation, partnership, joint venture, employee benefit plan or other enterprise, in any capacity. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our company and our stockholders (through stockholders’ derivative suits on behalf of our company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Choice of Forum

The new ACI certificate of incorporation will provide that, unless ACI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on ACI’s behalf; (ii) any action asserting a breach of a fiduciary duty owed by any of ACI’s directors, officers, employees or agents to ACI or ACI’s stockholders; (iii) any action asserting a claim pursuant to any provision of the DGCL, the new ACI certificate of incorporation or the new ACI bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. However, it is possible that a court could find ACI’s forum selection provision to be inapplicable or unenforceable.

Listing

ACI common stock is not currently traded or quoted on a stock exchange or quotation system. At the closing of the merger, ACI will become a publicly traded company and the ACI common stock is expected to be listed on the NYSE under the symbol “ACI.”

Transfer Agent and Registrar

The transfer agent and registrar for ACI common stock will be Broadridge Financial Solutions, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the merger, there has been no public market for ACI’s capital stock. Future sales of ACI common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares held by the pre-merger ACI stockholders will be available for sale shortly after the merger due to contractual and legal restrictions on resale. Nevertheless, sales of ACI common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and ACI’s ability to raise equity capital in the future.

Upon completion of the merger, there will be approximately 388,408,372 issued and outstanding shares of ACI common stock assuming all Rite Aid stockholders elect to receive the additional cash consideration, and approximately 399,505,754 issued and outstanding shares of ACI common stock assuming no Rite Aid stockholders elect to receive the additional cash consideration. All of the shares issued to Rite Aid stockholders in the merger will generally be freely tradable, except that shares held by ACI’s affiliates after the merger, as that term is defined in Rule 144, may only be sold in compliance with the limitations described below.

All of the 279,654,353 shares of ACI common stock outstanding immediately prior to the closing of the merger are restricted securities, as such term is defined in Rule 144, and are subject to lock-up agreements with ACI, as described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, described in greater detail below, and must be sold in compliance with the lock-up agreements.

Rule 144

In general, a person who has beneficially owned restricted shares of ACI common stock for at least six months would be entitled to sell its securities provided that (i) such person is not deemed to have been one of ACI’s affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) ACI is subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of ACI common stock for at least six months but who are ACI’s affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, and such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of ACI common stock outstanding at the time of such sale, which will equal between [—] and [—] shares as of the closing of the merger; or

•	the average weekly trading volume of ACI common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that ACI is subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Lock-Up Agreements

Prior to the closing of the merger, each ACI Holder will deliver a lock-up agreement to ACI. Pursuant to the lock-up agreements, each such ACI Holder will agree, subject to certain exceptions, that it will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of ACI common stock, or any options or warrants to purchase common stock of ACI, or any securities convertible into, exchangeable for or that represent the right to receive common stock of ACI, owned by them (whether directly or by means of beneficial ownership) immediately prior to the closing of the merger. Beginning six months after the closing of the merger, ACI Holders will be permitted to sell up to one-third (which amount may be increased in certain circumstances) of the initial number of such restricted shares in a registered offering pursuant to the registration rights agreement. Beginning twelve months after the closing of the merger, ACI Holders will be permitted to sell up to two-thirds (which amount may be increased in certain circumstances) of the initial number of such restricted shares, minus the amounts sold in months 6-12, in a registered offering pursuant to the registration rights agreement. Beginning eighteen months after the closing of the merger, the restrictions of the lock-up agreements will expire, except that ACI Holders that beneficially own at least 5% of the total outstanding shares of ACI common stock must continue to sell shares in registered offerings pursuant to the terms of the registration rights agreement. Under certain circumstances, shares will be able to be sold outside of a registered offering during the lock-up period.

See the section entitled “Other Related Agreements—Lock-Up Agreements” beginning on page [—] of this proxy statement/prospectus.

Registration Rights

At the closing of the merger, ACI will enter into the registration rights agreement with each ACI Holder. Pursuant to the registration rights agreement, ACI will grant each ACI Holder certain registration rights with respect to the registrable securities. These rights will include certain demand registration rights for Cerberus and the ACI Institutional Investors, as well as “piggyback” registration rights for all ACI Holders, and customary indemnification. The registration rights are subject to certain delay, suspension and cutback provisions. All fees, costs and expenses related to registrations generally will be borne by ACI, other than underwriting discounts and commissions attributable to the sale of registrable securities. The ACI Holders may be required to deliver lock-up agreements to underwriters in connection with registered offerings of shares.

See the section entitled “Other Related Agreements—Registration Rights Agreement” beginning on page [—] of this proxy statement/prospectus.

Standstill Agreement

On February 18, 2018, Rite Aid entered into the standstill agreement with ACI and Cerberus, pursuant to which Cerberus has agreed not to: (i) purchase shares of ACI common stock or other securities issued by ACI, except Cerberus may acquire beneficial ownership of ACI common stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of ACI common stock in the aggregate following such transaction, (ii) make any public statement or public disclosure regarding any intent, purpose, plan or proposal by Cerberus or any of its controlled affiliates to the composition of the ACI board of directors, any merger, consolidation or acquisition of ACI or its subsidiaries, (iii) engage in any solicitation of proxies or otherwise solicit the stockholders of ACI or (iv) enter into any agreements to make any investment with any person that engages or offers or proposes to engage in any of (i) through (iii) during the standstill period. The standstill period commences at the effective time of the merger and terminates upon the earliest to occur of (a) thirty days following the date that Cerberus does not have any of its designees on the ACI board of directors, (b) the date on which Cerberus no longer has the right to appoint (and has not appointed) at least one director to the ACI board of directors and (c) the date on which ACI materially breaches or takes any action challenging the validity or enforceability of the provisions of the merger agreement that grant Cerberus certain rights to appoint directors to the ACI board of directors. In addition, pursuant to the standstill agreement, from February 18, 2018 until the effective time of the merger, Cerberus has agreed not to acquire or agree to acquire beneficial ownership of any shares of ACI common stock, Rite Aid common stock or other securities or debt issued by ACI or Rite Aid that would result in beneficial ownership of 30% or more of the issued and outstanding shares of ACI common stock at the effective time of the merger (assuming for the purposes of such calculation that the effective time occurred immediately after such acquisition).

See the section entitled “Other Related Agreements—Standstill Agreement” beginning on page [—] of this proxy statement/prospectus.

No Action Agreements

At or prior to the consummation of the merger, ACI is required to cause each of Cerberus and the ACI Institutional Investors (excluding Colony NorthStar, Inc.) to enter into no action agreements, substantially in the form attached as Annex H to this proxy statement/prospectus. Pursuant to the terms of the no action agreements, each such party will agree for a period of the earlier of five years after the consummation of the merger or until such party ceases to beneficially own five percent of the outstanding ACI common stock that such party will not (i) coordinate the exercise of voting rights of ACI common stock with Cerberus or any other ACI Institutional Investor, (ii) form a group within the meaning of Section 13(d)(3) of the Exchange Act with Cerberus or any other ACI Institutional Investor or (iii) purchase any ACI common stock from Cerberus or any other ACI Institutional Investor.

See the section entitled “Other Related Agreements—No Action Agreements” beginning on page [—] of this proxy statement/prospectus.

COMPARISON OF RIGHTS OF ACI STOCKHOLDERS AND RITE AID STOCKHOLDERS

If the merger is completed, Rite Aid stockholders will receive as part of the merger consideration shares of ACI common stock. Pursuant to the terms of the merger agreement, immediately prior to the closing of the merger, ACI’s certificate of incorporation and bylaws will be amended and restated to be in substantially the forms attached as Annex C and Annex D, respectively, of this proxy statement/prospectus.

The rights of ACI stockholders and Rite Aid stockholders are each governed by the laws of the State of Delaware. The following is a summary of certain differences between (i) the current rights of Rite Aid stockholders under the Rite Aid certificate of incorporation and the Rite Aid bylaws and (ii) the rights of ACI stockholders under the new ACI certificate of incorporation and the new ACI bylaws following the completion of the merger. These differences arise from the governing documents of the two companies, including the Rite Aid certificate of incorporation and the Rite Aid bylaws and the new ACI certificate of incorporation and the new ACI bylaws. The summary set out below is not intended to provide a comprehensive discussion of each company’s governing documents or law. This summary is qualified in its entirety by reference to the full text of each of the Rite Aid certificate of incorporation, the Rite Aid bylaws, the new ACI certificate of incorporation, the new ACI bylaws and the DGCL. See the section entitled “Where You Can Find More Information”, beginning on page [—] of this proxy statement/prospectus, for information on how to obtain a copy of these documents.

Comparison of Rights of ACI Stockholders (following the merger) and Rite Aid Stockholders

ACI	Rite Aid
Authorized Capital Stock

ACI will be authorized to issue up to 1,030,000,000 shares, divided into two classes consisting of:

(i)  1,000,000,000 shares of common stock, par value $0.01 per share; and

(ii)  30,000,000 shares of preferred stock, par value $0.01 per share.

ACI’s board of directors will be authorized to issue additional preferred stock in one or more series.

Rite Aid is authorized to issue up to 1,520,000,000 shares, divided into two classes consisting of:

(i)  1,500,000,000 shares of common stock, par value $1.00 per share; and

(ii)  20,000,000 shares of preferred stock, par value $1.00 per share.

Rite Aid’s board of directors is authorized to issue additional preferred stock in one or more series.

Voting Rights

Each share of common stock outstanding will be entitled to one vote on all matters on which stockholders generally are entitled to vote.

The new ACI bylaws provide that, except as required by law, the new ACI certificate of incorporation or the rules of any stock exchange upon which shares of ACI’s capital stock are listed, all corporate actions to be taken by vote of the stockholders will be authorized by a majority of the votes cast by the stockholders entitled to vote thereon who are present in person or represented

Each holder of preferred stock and each holder of common stock entitled to vote will have one vote for each share thereof held. Except as otherwise specifically provided by statute or by the resolutions providing for the issue of preferred stock, the preferred stock and the common stock will each have the right and power to vote on all matters on which a vote of stockholders is to be taken.

The Rite Aid bylaws provide that, unless otherwise required by law, the Rite Aid

ACI	Rite Aid
by proxy, and where a separate vote by class or series is required, a majority of the votes cast by the stockholders of such class or series who are present in person or represented by proxy will be the act of such class or series; provided that the election of directors will be determined by the vote of a majority of the votes cast or a plurality (as discussed below).	certificate of incorporation or bylaws or the rules of any securities exchange or quotation system on which Rite Aid’s shares are listed or quoted for trading, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented at the meeting and entitled to vote on such question, voting as a single class.

Quorum

The new ACI bylaws will provide that, unless required by law or the rules of any stock exchange upon which shares of ACI’s capital stock are listed, at any meeting of ACI’s stockholders, a majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum.	Rite Aid’s bylaws provide that, unless otherwise required by law or the certificate of incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business.

Stockholder Rights Plans

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.	While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

ACI currently has no stockholder rights plan. ACI has no present intention to adopt a stockholder rights plan.	Rite Aid currently has no stockholder rights plan. Rite Aid has no present intention to adopt a stockholder rights plan.

Rights of Preferred Stock

The new ACI certificate of incorporation will expressly authorize ACI’s board of directors, by resolution or resolutions, to provide, out of the unissued shares of preferred stock, for classes and series of preferred stock. ACI’s board of directors may fix the number of shares constituting such class or series and the designation of such class or series and the powers (including voting, if any), preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such class or series.

The Rite Aid certificate of incorporation expressly authorizes the Rite Aid board of directors, without any action required by the stockholders, to determine the preferences, limitations and relative rights, to the extent permitted by the DGCL, of any class of shares of preferred stock before the issuance of any shares of that class, or of one or more series within a class before the issuance of any shares of that series.

Any preferred stock of any class or of any series thereof may be subject to redemption at such time or times and at such price or prices as will be stated and expressed in resolutions adopted by the board of directors. Any preferred stock of any class or of any series thereof may be convertible into, or exchangeable for, shares of

ACI	Rite Aid
any class or series of stock of Rite Aid or any other corporation, at such price or prices or at such rates of exchange and with such adjustments as will be stated and expressed or provided for in resolutions adopted by the board of directors.

Number of Directors

The new ACI certificate of incorporation will provide that the number of directors constituting the board will be not less than 7 directors nor more than 15 directors, the exact number of directors to be determined from time to time exclusively by resolution adopted by the board.

The Rite Aid certificate of incorporation and bylaws provide that the number of directors will consist of not less than three nor more than fifteen members, the exact number of which will be determined from time to time by resolution adopted by the board of directors.

Election of Directors

The new ACI bylaws will provide that directors will be elected by a majority of the votes cast with respect to that director-nominee’s election at a meeting for the election of directors at which a quorum is present, except that directors will be elected by a plurality of votes cast at a meeting at which a quorum is present if as of the expiration of the period of time during which stockholders are entitled to nominate persons for election as a director, the number of nominees for director exceeds the number of directors to be elected, one or more of whom was properly proposed by stockholders.	The Rite Aid bylaws provide that, except for vacancies, a nominee for director will be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that the directors will be elected by a plurality of the votes cast at any meeting of stockholders for which (i) Rite Aid’s Secretary receives proper notice that a stockholder(s) has nominated a person for election to the board of directors and (ii) such nomination has not been withdrawn prior to the fourteenth day preceding the date Rite Aid first mails its notice of meeting for such meeting to the stockholders.

A majority of the votes cast means that the number of shares voted “for” a nominee for director must exceed the number of shares voted “against” that nominee for director, with “abstentions” and “broker non-votes” not counted as a vote cast with respect to that director.

The new ACI certificate of incorporation will provide that, subject to the rights of the holders of any outstanding class or series of preferred stock, each director will be elected at each annual meeting of stockholders. The new ACI certificate of incorporation will provide that each director will hold office until the next annual meeting of stockholders and until his or her respective successor is duly elected and qualified, or until the director’s prior death, resignation, disqualification or removal. The election of directors need not be by written ballot.

The Rite Aid certificate of incorporation provides that each director will be elected at each annual meeting of stockholders. The Rite Aid certificate of incorporation and bylaws provide that each director will hold office until the next annual meeting of stockholders and until his or her respective successor is duly elected and qualified, or until the director’s earlier death, resignation or removal. The election of directors need not be by written ballot. Directors need not be stockholders.

ACI	Rite Aid

Pursuant to the merger agreement, after the effective time of the merger, and until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board to take all necessary action to nominate and cause two nominees designated by Cerberus to be elected to the ACI board of directors. From and after such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, but beneficially owns at least five percent (5%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause one nominee designated by Cerberus to be elected to the ACI board of directors. Until such time as Cerberus ceases to beneficially own at least fifteen percent (15%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause directors designated by Cerberus to be elected Chairman and Lead Director, provided that, if Robert G. Miller has ceased to serve as Chairman, either the Chairman or the Lead Director will qualify as “independent” under the rules of the NYSE and will not be a partner or employee of Cerberus, its affiliates or any of the ACI Institutional Investors. Until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause a director designated by Cerberus to be elected Lead Director.

Filling Vacancies on the Board of Directors

The new ACI certificate of incorporation will provide that, subject to the rights of the holders of any outstanding class or series of preferred stock, any vacancy occurring on ACI’s board of directors, including a vacancy created by an increase in the number of directors, will only be filled by the affirmative vote of the majority of the directors then in office, even though fewer than a quorum, or by a sole remaining director.

Pursuant to the merger agreement, after the effective time of the merger, and until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI

The Rite Aid certificate of incorporation and bylaws provide that, unless otherwise required by law, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than quorum, or by a sole remaining director, and the directors so chosen will hold office until the next annual election at which the term of the directors of the class to which such director is elected expires and until his or her or their successors are duly elected and qualified, or until their earlier death, resignation or removal.

ACI	Rite Aid
board to take all necessary action to nominate and cause two nominees designated by Cerberus to be elected to the ACI board of directors. From and after such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, but beneficially owns at least five percent (5%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause one nominee designated by Cerberus to be elected to the ACI board of directors. Until such time as Cerberus ceases to beneficially own at least fifteen percent (15%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause directors designated by Cerberus to be elected Chairman and Lead Director, provided that, if Robert G. Miller has ceased to serve as Chairman, either the Chairman or the Lead Director will qualify as “independent” under the rules of the NYSE and will not be a partner or employee of Cerberus, its affiliates or any of the ACI Institutional Investors. Until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause a director designated by Cerberus to be elected Lead Director.

Cumulative Voting

The new ACI certificate of incorporation and bylaws do not provide for cumulative voting.	The Rite Aid certificate of incorporation and bylaws do not provide for cumulative voting.

Removal of Directors
The new ACI certificate of incorporation will provide that directors may be removed at any time with or without cause by the affirmative vote of the holders of at least 66 2/3% of the outstanding capital stock of ACI entitled to vote in an election of directors.	The Rite Aid certificate of incorporation provides that directors may be removed at any time with or without cause by the holders of a majority of the votes of capital stock then entitled to vote in the election of directors at a meeting of stockholders called for that purpose.

Director Nominations by Stockholders

In the case of nominations for election at an annual meeting, notice must be delivered to ACI’s Secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the	In the case of nominations for election at an annual meeting, notice must be delivered to Rite Aid’s Secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) if the annual meeting is called for a date that is not within 25 days before or after such anniversary

ACI	Rite Aid

first anniversary of the preceding year’s annual meeting, not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if less than 90 days’ notice is given of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by ACI.

In the case of nominations for election at a special meeting of stockholders called for the election of directors, a stockholder may nominate candidates by delivering notice to ACI’s Secretary by not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if later, the tenth day following the date on which notice of such meeting is first given to the stockholders.

Such stockholder’s notice will set forth (i) as to the stockholder giving the notice, (1) the name and address of such stockholder and any beneficial owner on whose behalf the nomination is being made; (2) a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to nominate the person or persons specified in the notice; (3) a representation whether such stockholder and any beneficial owner on whose behalf the nomination is being made intends (A) to deliver a proxy statement and/or form of proxy to the holders of at least the percentage of the ACI’s outstanding capital stock required to elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of such nomination and (4) (A) any derivative, swap or other transactions engaged in by such stockholder determined by reference to any class or series of ACI equity, (B) any proxy agreement, arrangement, understanding or relationship pursuant to which such stockholder has or shares a right to vote any shares of any class or series of ACI equity, (C) any agreement, arrangement, understanding or relationship engaged in, directly or indirectly by such stockholder, the purpose or effect of which is to mitigate loss to, or reduce the economic risk of shares of any class or series of ACI equity, (D) if such stockholder is not a natural person, the identity of the natural person or persons associated with such stockholder, the manner in which such natural person was selected, the qualifications and background of such person and any material interests or relationships of such natural person that are not shared by the other stockholders of date, not later than the close of business on the tenth day following the day on which notice was mailed or public disclosure was made of the date of such meeting.

In the case of nominations for election at a special meeting of stockholders called for the election of directors, a stockholder may nominate candidates by delivering notice to Rite Aid’s Secretary not later than the close of business on the tenth day following the day on which notice was mailed or public disclosure was made of the date of such meeting.

Such stockholder’s notice will set forth (i) as to each person whom the stockholder proposes to nominate for election as a director, (1) the name, age, business address and residence address of such person, (2) the principal occupation or employment of such person, (3) (A) the class or series and number of all shares of stock of Rite Aid which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of Rite Aid owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of Rite Aid held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of Rite Aid and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of Rite Aid)) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of Rite Aid and

ACI	Rite Aid

ACI and that reasonably could have influenced the decision of such stockholder to bring such business before the meeting (or if such stockholder is a natural person, the qualifications and background of such person and any material interests or relationships of such natural person that are not shared by the other stockholders of ACI and that reasonably could have influenced the decision of such stockholder to bring such business before the meeting) (E) any significant equity interests, interests described in (A) or (C) above in any principal competitor of ACI of such stockholder, (F) any direct or indirect interest of such stockholder in any contract with ACI, an affiliate of ACI or any principal competitor of ACI, (G) any pending or threatened litigation in which such stockholder is a party or material participant involving ACI and any of its affiliates officers or directors, (H) any material transaction between such stockholder and ACI, any of its principal competitors or affiliates, and (I) any other information about such stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such stockholder; and (ii) as to each person whom the stockholder proposes to nominate for election as a director, (1) the information required to be disclosed under sections (i)(A)—(I) above and (2) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years among the proposing stockholder and such nominee.

Pursuant to the merger agreement, after the effective time of the merger, and until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board to take all necessary action to nominate and cause two nominees designated by Cerberus to be elected to the ACI board of directors. From and after such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, but beneficially owns at least five percent (5%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause one nominee designated by Cerberus to be elected to the ACI board of directors. Until such time as Cerberus ceases to

(4) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made, (1) the name and record address of such person, (2) (A) the class or series and number of all shares of stock of Rite Aid which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of Rite Aid owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of shares of stock of Rite Aid held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to stock of Rite Aid and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of Rite Aid) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of Rite Aid, (3) a description of all agreements, arrangements, or understandings (whether written or oral) between such person, or any affiliates or associates of such person, and any proposed nominee or any other person or persons (including their names) pursuant to which the nomination(s) are being made by such person, and any material interest of such person, or any affiliates or associates of such person, in such nomination, including any anticipated benefit therefrom to such person, or

ACI	Rite Aid

beneficially own at least fifteen percent (15%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause directors designated by Cerberus to be elected Chairman and Lead Director, provided that, if Robert G. Miller has ceased to serve as Chairman, either the Chairman or the Lead Director will qualify as “independent” under the rules of the NYSE and will not be a partner or employee of Cerberus, its affiliates or any of the ACI Institutional Investors. Until such time as Cerberus ceases to beneficially own at least ten percent (10%) of the outstanding ACI common stock, the merger agreement requires the ACI board of directors to take all necessary action to nominate and cause a director designated by Cerberus to be elected Lead Director.

any affiliates or associates of such person, (4) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting or special meeting to nominate the persons named in its notice and (5) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Stockholder Proposals

The new ACI bylaws will provide that as to the notice of stockholder proposals of business to be brought at the annual meeting of stockholders, notice must be delivered to ACI’s Secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, not more than 120 days nor less than 90 days prior to the date of such annual meeting or, if less than 90 days’ notice is given of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by ACI.

The new ACI bylaws will provide that such stockholder notice will set forth the information required to be set forth under items (i)(1)-(3) of “Director Nominations by Stockholders” above.

The Rite Aid bylaws provide that as to the notice of stockholder proposals of business to be brought at the annual meeting of stockholders, notice must be delivered to Rite Aid’s Secretary (i) not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting or (ii) if the annual meeting is called for a date that is not within 25 days before or after such anniversary date, not later than the close of business on the tenth day following the day on which notice was mailed or public disclosure was made of the date of such meeting.

The Rite Aid bylaws provide that such stockholder notice will set forth a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and the information required to be set forth under items (ii)(1)-(5) of “Director Nominations by Stockholders” above.

Stockholder Action by Written Consent

The new ACI certificate of incorporation will provide that no action that is required to be taken at a meeting of stockholders may be taken by written consent.	The Rite Aid certificate of incorporation and bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action taken, will be signed by the holders of

ACI	Rite Aid
outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted and will be delivered to Rite Aid.

Certificate of Incorporation Amendments

The new ACI certificate of incorporation will provide that ACI reserves the right to amend, alter or repeal any provision contained in the new ACI certificate of incorporation in the manner prescribed by statute, and all rights conferred to ACI stockholders in the new ACI certificate of incorporation are granted subject to this reservation.

Pursuant to Section 242(b) of the DGCL, to amend the new ACI certificate of incorporation, ACI’s board of directors must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting, the affirmative vote of a majority of the outstanding stock entitled to vote thereon, plus, if the amendment adversely affects the powers, rights or preferences of, or changes the par value of, any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment.

The Rite Aid certificate of incorporation provides that from time to time any of the provisions of the certificate of incorporation may be amended, altered or repealed. Any action by stockholders to amend the certificate of incorporation will be made at a meeting of the stockholders called for that purpose and not by written consent.

Pursuant to Section 242(b) of the DGCL, unless otherwise expressly required by the certificate of incorporation, to amend the Rite Aid certificate of incorporation, Rite Aid’s board of directors must adopt a resolution setting forth the proposed amendment, declaring its advisability and either calling a special meeting of the stockholders or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the meeting, the affirmative vote of a majority of the outstanding stock entitled to vote thereon, plus, if the amendment adversely affects the powers, rights or preferences of, or changes the par value of, any class of shares, the affirmative vote of a majority of the outstanding stock of such class, is required to adopt the amendment.

The Rite Aid certificate of incorporation provides that the amendment, alteration, change or repeal of any of the provisions related to business combinations with related persons will require the affirmative vote of not less than seventy-five percent (75%) of the shares of stock entitled to vote in elections of directors.

Bylaw Amendments

The new ACI certificate of incorporation will provide that the new ACI bylaws may be adopted, repealed, altered or amended by an affirmative vote of a majority of the entire board of directors of ACI or by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of all classes and series of ACI capital stock entitled generally to vote	The Rite Aid bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted, by the stockholders or by the board of directors. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire board of directors then in office. Any action by

ACI	Rite Aid

in the election of directors, voting together as a single class.

The new ACI bylaws will provide that, subject to any limitations in the new ACI certificate of incorporation, ACI’s board of directors may adopt, amend or repeal the new ACI bylaws and that ACI’s stockholders may adopt, amend or repeal the new ACI bylaws as provided in the new ACI certificate of incorporation.

stockholders to amend the bylaws will be made at a meeting of the stockholders called for that purpose and not by written consent.

Special Meetings of Stockholders

The new ACI bylaws will provide that special meetings of the stockholders may be called at any time by ACI’s board of directors, and will be called by the Secretary of ACI upon the written request of stockholders owning at least 25% in amount of the entire capital stock of ACI issued and outstanding, and entitled to vote at the special meeting.	The Rite Aid bylaws provide that, unless otherwise required by law, special meetings of the stockholders may be called at any time, for any purpose or purposes, by the Chairman of the board of directors, the Chief Executive Officer, the president or the board of directors. The ability of the stockholders to call a special meeting is specifically denied.

Notice of Meetings of Stockholders

The new ACI bylaws will provide that notice of the place, day and time of a meeting and, in the case of a special meeting, the purpose for which the meeting is called, will be given to the stockholders entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. In addition, notice may be given in any manner permitted by the DGCL.	The Rite Aid bylaws provide that notice of the place, if any, day and time of a meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose for which the meeting is called, will be given to the stockholders entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. In addition, notice may be given in any manner permitted by the DGCL.

Proxies

The new ACI certificate of incorporation and bylaws will provide that a stockholder entitled to vote may vote in person or by proxy.	The Rite Aid certificate of incorporation and bylaws provide that a stockholder entitled to vote may vote in person or by proxy.

Limitation of Personal Liability of Directors/Officers

The new ACI certificate of incorporation, to the full extent permitted by the DGCL, will limit or eliminate the liability of ACI directors made a party to any proceeding (other than any action or suit by or in the right of ACI to procure a judgment in its favor) to ACI or its stockholders for monetary damages for breach of fiduciary duty as a director.	The Rite Aid certificate of incorporation provides that a director will not be personally liable to Rite Aid or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Rite Aid or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of

ACI	Rite Aid

Under the DGCL, no such elimination of liability is permitted (i) for any breach of the director’s duty of loyalty to ACI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.

law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

The new ACI certificate of incorporation and new ACI bylaws will provide that ACI will indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person is or was a director or officer of ACI or by reason of the fact that such director or officer, is or was serving any other corporation, partnership, joint venture, employee benefit plan or other enterprise, in any capacity at the request of ACI, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of ACI, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The new ACI certificate of incorporation and the new ACI bylaws further provide that ACI will indemnify and hold harmless to the full extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of ACI to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of ACI, or, while serving as a director, officer, employee or agent of ACI, is or was serving at the request of ACI another corporation, partnership, joint venture, trust or other enterprise in any capacity against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he

The Rite Aid certificate of incorporation and bylaws provide that, to the fullest extent authorized under by the DGCL, Rite Aid will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Rite Aid) by reason of the fact that such person is or was a director or officer of Rite Aid, or is or was a director or officer of Rite Aid serving at the request of Rite Aid as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Rite Aid, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The Rite Aid certificate of incorporation and bylaws further provide that Rite Aid will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Rite Aid to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Rite Aid, or is or was a director or officer of Rite Aid serving at the request of Rite Aid as a director, officer, employee or agent of another corporation, partnership, joint venture, trust,

ACI	Rite Aid

or she reasonably believed to be in or not opposed to the best interests of ACI.

Any indemnification (unless ordered by a court) will be made by ACI only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct described above. Such determination will be made, with respect to a person who is a director, officer, employee or agent at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

To the extent that a present or former director, officer, employee or agent of ACI is successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he or she will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding will be paid by ACI to the fullest extent permitted by law in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately be determined that he or she is not entitled to be indemnified by ACI.

employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Rite Aid.

Any indemnification (unless ordered by a court) will be made by Rite Aid on a case-by-case basis. With respect to a person who is a director or officer of Rite Aid, such determination will be made by (i) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (ii) a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (iii) by independent legal counsel in a written opinion if there are no such directors, or if such directors so direct or (iv) by the stockholders.

To the extent, however, that a present or former director or officer of Rite Aid has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding will be paid by Rite Aid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that such person is not entitled to be indemnified by Rite Aid.

Exclusive Forum

The new ACI certificate of incorporation will provide that, subject to certain exceptions, the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of ACI, (ii) any action asserting a claim of breach of a fiduciary	The Rite Aid bylaws provide that, subject to certain exceptions, the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Rite Aid, (ii) any action asserting a claim of breach of a fiduciary

ACI	Rite Aid
duty owed by any director, officer or other employee of ACI to ACI or ACI’s stockholders, (iii) any action asserting a claim arising pursuant to the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, will be the Court of Chancery of the State of Delaware.	duty owed by any director, officer, stockholder, employee or agent of Rite Aid to Rite Aid or Rite Aid’s stockholders, (iii) any action asserting a claim arising pursuant to the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, will be the Court of Chancery of the State of Delaware.

NO APPRAISAL RIGHTS

Rite Aid stockholders will not have appraisal rights under the DGCL with respect to the merger because holders of shares of Rite Aid common stock are not required to receive consideration other than shares of ACI common stock (and cash in lieu of fractional shares, if any) in the merger and shares of ACI common stock will be listed on the NYSE immediately following the merger. The election to receive cash consideration is voluntary and dependent upon Rite Aid stockholders’ election (other than cash in lieu of fractional shares, if any).

CERTAIN BENEFICIAL OWNERS OF RITE AID COMMON STOCK

The following table sets forth, as of June 18, 2018 (except as otherwise noted), certain information concerning the beneficial ownership of Rite Aid of (i) each director of Rite Aid, (ii) each of Rite Aid’s “Named Executive Officers” (as such term is defined in Item 402(a)(3) of Regulation S-K under the Exchange Act), (iii) each holder known to Rite Aid to beneficially own more than 5% of Rite Aid common stock and (iv) all directors and executive officers as a group (based on 1,067,198,967 shares of common stock outstanding as of June 18, 2018). Each of the persons named below has sole voting power and sole investment power with respect to the shares set forth opposite his or her name, except as otherwise noted.

Beneficial Owners	Number of Common Shares Beneficially Owned(1)		Percentage of Class
Named Executive Officers, Directors and Nominee for Director:
Joseph B. Anderson, Jr.	350,768	(2)	*
Bruce G. Bodaken	129,276	(3)	*
Kermit Crawford	975,610		*
Bryan Everett	642,761	(4)	*
David R. Jessick	797,132	(5)	*
Darren W. Karst	951,969	(6)	*
Jocelyn Konrad	304,729	(7)	*
Kevin E. Lofton	109,074	(8)	*
Myrtle S. Potter	78,790	(9)	*
Michael N. Regan	350,768	(10)	*
Frank A. Savage	24,847	(11)	*
John T. Standley	16,201,053	(12)	1.52%
Marcy Syms	350,768	(13)	*
All Executive Officers and Directors (16 persons)	22,022,181	(14)	2.06%
5% Stockholders:
The Vanguard Group	87,936,346	(15)	8.26%
100 Vanguard Blvd.
Malvern, PA 19355

*	Percentage less than 1% of class.
(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act, thereby including options exercisable within sixty (60) days of June 18, 2018.
(2)	This amount includes 310,768 restricted stock units that have vested and will be payable in shares of common stock when Mr. Anderson leaves the Rite Aid board of directors.
(3)	This amount includes 31,250 restricted stock units that have vested and will be payable in shares of common stock when Mr. Bodaken leaves the Rite Aid board of directors.
(4)	This amount includes 33,400 shares which may be acquired within sixty (60) days by exercising stock options.
(5)	This amount includes 310,768 restricted stock units that have vested and will be payable in shares of common stock when Mr. Jessick leaves the Board.
(6)	This amount includes 234,050 shares which may be acquired within sixty (60) days by exercising stock options.
(7)	This amount includes 97,150 shares which may be acquired within sixty (60) days by exercising stock options.
(8)	This amount includes 11,048 restricted stock units that have vested and will be payable in shares of common stock when Mr. Lofton leaves the Rite Aid board of directors.
(9)	This amount includes 8,953 restricted stock units that have vested and will be payable in shares of common stock when Ms. Potter leaves the Rite Aid board of directors.

(10)	This amount includes 310,768 restricted stock units that have vested and will be payable in shares of common stock when Mr. Regan leaves the Rite Aid board of directors.
(11)	This amount includes 24,847 restricted stock units that have vested and will be payable in shares of common stock when Mr. Savage leaves the Rite Aid board of directors.
(12)	This amount includes 11,607,210 shares which may be acquired within sixty (60) days by exercising stock options.
(13)	This amount includes 310,768 restricted stock units that have vested and will be payable in shares of common stock when Ms. Syms leaves the Rite Aid board of directors.
(14)	This amount includes 12,228,185 shares which may be acquired within sixty (60) days by exercising stock options by all directors and executive officers and 1,319,170 restricted stock units that have vested and will be payable in shares of common stock when the directors leave the Rite Aid board of directors.
(15)	This information is as of December 31, 2017 and based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 12, 2018.

CERTAIN BENEFICIAL OWNERS OF ACI COMMON STOCK

The following table describes the beneficial ownership of ACI common stock as of June 20, 2018, by each person known to ACI to beneficially own more than five percent of ACI common stock, after giving effect to the ACI Distribution, and the directors and NEOs of ACI. As of June 20, 2018, there were two record holders of ACI common stock and 279,654,028 shares of ACI common stock issued and outstanding.

In connection with, and immediately prior to the closing of, the merger, Albertsons Investor will distribute all of its shares of ACI common stock to its equity holders on a pro rata basis in exchange for the common units, management incentive units and investor incentive units held by such holders and KIM ACI will distribute shares of ACI common stock to its holders of management incentive units and investor incentive units on a pro rata basis in exchange for the management incentive units and investor incentive units held by such holders.

Except as described in the footnotes below, each of the beneficial owners listed has, to ACI’s knowledge, sole voting, dispositive and investment power with respect to the indicated shares of ACI common stock beneficially owned by them. Unless otherwise indicated, the address for each stockholder, director and executive officer listed below is c/o Albertsons Companies, Inc., 250 Parkcenter Boulevard, Boise, Idaho 83706.

			Shares of Common Stock Beneficially Owned After Merger
	Shares of Common Stock Beneficially Owned		No Rite Aid Stockholder Elects to Receive Additional Cash Consideration		Each Rite Aid Stockholder Elects to Receive Additional Cash Consideration
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Albertsons Investor Holdings LLC(1)(2)	252,413,675	90.26%	—	—%	—	—%
Kimco(2)	27,240,353	9.74%	26,198,992	6.64%	26,198,992	6.78%
Cerberus(3)	—	—%	103,455,995	26.20%	103,455,995	26.77%
Klaff Realty, L.P.(4)	—	—%	38,252,103	9.69%	38,252,103	9.90%
Schottenstein Stores Corp.(5)	—	—%	38,252,103	9.69%	38,252,103	9.90%
Lubert-Adler Partners, L.P.(6)	—	—%	38,252,103	9.69%	38,252,103	9.90%
Directors:
Robert G. Miller	—	—%	5,756,998	1.46%	5,756,998	1.49%
Dean S. Adler(6)	—	—%	38,252,103	9.69%	38,252,103	9.90%
Sharon L. Allen	—	—%	42,743	*	42,743	*
Steven A. Davis	—	—%	19,247	*	19,247	*
Kim Fennebresque	—	—%	19,247	*	19,247	*
Lisa A. Gray(3)	—	—%	—	—%	—	—%
Hersch Klaff(4)	—	—%	38,252,103	9.69%	38,252,103	9.90%
Ronald Kravit(3)	—	—%	—	—%	—	—%
Alan Schumacher	—	—%	19,247	*	19,247	*
Jay L. Schottenstein(5)	—	—%	38,252,103	9.69%	38,252,103	9.90%
Lenard B. Tessler(3)	—	—%	—	—%	—	—%
B. Kevin Turner	—	—%	—	—%	—	—%
Scott Wille(3)	—	—%	—	—%	—	—%
Named Executive Officers:
Robert B. Dimond	—	—%	232,098	*	232,098	*
Wayne A. Denningham	—	—%	1,659,385	*	1,659,385	*
Shane Sampson	—	—%	343,990	*	343,990	*
Anuj Dhanda	—	—%	92,189	*	92,189	*
All directors and executive officers as a group(1)(2)	—	—%	125,308,456	31.74%	125,308,456	32.43%
(23 Persons)

*	Represents less than 1%.

(1)	Albertsons Investor is held by a private investor group, including affiliates of Cerberus, Klaff Realty, L.P., Schottenstein Stores Corp., Lubert-Adler Partners, L.P., Kimco Realty Corporation and certain members of management. The address for Albertsons Investor is c/o Cerberus Capital Management, L.P., Attention: Lenard Tessler, Mark Neporent and Lisa Gray, 875 Third Avenue, New York, New York 10022.
(2)	KIM ACI, LLC is controlled indirectly by Kimco Realty Corporation. Prior to the merger, KIM ACI, LLC owns 27,240,353 shares of ACI common stock. Immediately prior to the closing of the merger, KIM ACI, LLC will distribute 1,235,128 shares of ACI common stock to certain members of ACI management and will retain 26,005,225 shares. In addition, Albertsons Investor will distribute 193,767 shares of ACI common stock to ACI AB Acquisition LLC, which is also controlled indirectly by Kimco Realty Corporation. The address for KIM ACI, LLC is c/o Kimco Realty Corporation, Attention: Ray Edwards and Bruce Rubenstein, 3333 New Hyde Park Road, Suite 100, New Hyde Park, New York 10042.
(3)	After giving effect to the ACI Distribution, Cerberus Iceberg LLC will own 99,842,470 shares of ACI common stock and Cerberus Albertson Incentive LLC will own 3,613,526 shares of ACI common stock. Cerberus Iceberg LLC and Cerberus Albertson Incentive LLC are controlled by Stephen Feinberg. Each of the entities that may be deemed to directly or indirectly control shares held by Cerberus and Mr. Feinberg may be deemed to beneficially own such shares directly or indirectly controlled by it or him. The address for Cerberus Iceberg LLC, Cerberus Albertson Incentive LLC, Messrs. Feinberg, Kravit, Tessler and Wille and Ms. Gray is c/o Cerberus Capital Management, L.P., Attention: Lenard Tessler, Mark Neporent and Lisa Gray, 875 Third Avenue, New York, New York 10022.
(4)	After giving effect to the ACI Distribution, KLA A Markets, LLC will own 8,555,757 shares of ACI common stock, K-Saturn, LLC will own 21,842,231 shares of ACI common stock, A-S Klaff Equity, LLC will own 7,639,437 shares of ACI common stock, and Klaff-W LLC will own 214,678 shares of ACI common stock. Each such entity is directly or indirectly controlled by Klaff Realty, L.P., which is controlled by Hersch Klaff and Mr. Klaff may be deemed to beneficially own such shares directly or indirectly controlled by him. The address for each such entity, Klaff Realty, L.P. and Mr. Klaff is c/o Klaff Realty, L.P., Attention: Hersch Klaff, 35 E. Wacker Drive, Suite 2900, Chicago, Illinois 60601.
(5)	After giving effect to the ACI Distribution, Jubilee ABS Holding LLC will own 38,252,103 shares of ACI common stock. Jubilee ABS Holding LLC is directly or indirectly controlled by Schottenstein Stores Corp., which is controlled by Jay L. Schottenstein. Each of Schottenstein Stores Corp. and Mr. Schottenstein may be deemed to beneficially own such shares directly or indirectly controlled by it or him. The address for Jubilee ABS Holdings LLC, Schottenstein Stores Corp. and Mr. Schottenstein is 1800 Moler Road, Columbus, Ohio 43207.
(6)	After giving effect to the ACI Distribution, L-A V ABS LLC will own 8,244,345 shares of ACI common stock, Lubert-Adler Real Estate Fund V, LP will own 304,831 shares of ACI common stock, Lubert-Adler Real Estate Parallel Fund V, LP, will own 7,454 shares of ACI common stock, Lubert-Adler Real Estate Fund VI, LP will own 3,736,568 shares of ACI common stock, Lubert-Adler Real Estate Fund VI-A, LP will own 1,059,494 shares of ACI common stock, Lubert-Adler Real Estate Fund VI-B, LP will own 2,842,462 shares of ACI common stock, L-A Saturn Acquisition, LP will own 21,842,270 shares of ACI common stock, and L-A Asset Management Services, LLC will own 214,678 shares of ACI common stock. Each such entity is directly or indirectly controlled by Lubert-Adler Partners, L.P., which is controlled by Dean S. Adler. Each of the entities that may be deemed to directly or indirectly control shares held by Lubert-Adler Partners, L.P. and Mr. Adler may be deemed to beneficially own such shares directly or indirectly controlled by it or him. The address for each such entity and Mr. Adler is c/o Lubert-Adler Partners, Attention: Gerald Ronon, The Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania 19104.

HOUSEHOLDING OF PROXY MATERIALS

Rite Aid may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside in accordance with SEC rules, unless Rite Aid has received contrary instructions. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce Rite Aid’s expenses.

If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement/prospectus, please notify your broker or direct your written request to Rite Aid Corporation, Attention: Byron Purcell, Senior Director, Treasury Services & Investor Relations, 30 Hunter Lane, Camp Hill, PA 17011, or by telephone at (717) 975-5809. Rite Aid will promptly deliver upon written or oral request a separate copy of the proxy statement/prospectus to a stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered. Stockholders who currently receive multiple copies of the proxy statement/prospectus at their addresses and would like to request “householding” of their communications should contact their broker.

LEGAL MATTERS

The validity of the shares of ACI common stock offered hereby will be passed upon for ACI by Schulte Roth & Zabel LLP.

The obligations of Rite Aid, on the one hand, and ACI, on the other hand, to complete the merger are conditioned, respectively, on Rite Aid’s receipt of a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Rite Aid, and ACI’s receipt of a written opinion from Schulte Roth & Zabel LLP, tax counsel to ACI, each to the effect that for U.S. federal income tax purposes, the merger and the subsequent merger will be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. See the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Albertsons Companies, Inc. as of February 24, 2018 and February 25, 2017, and for each of the three years in the period ended February 24, 2018 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, and the related financial statement schedule, incorporated in this proxy statement/prospectus by reference from Rite Aid Corporation’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, and the effectiveness of Rite Aid Corporation’s and subsidiaries’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

If the merger is completed, Rite Aid will have no public stockholders and there will be no public participation in any of Rite Aid’s future stockholder meetings. Rite Aid intends to hold the 2018 Annual Meeting of stockholders only if the merger is not completed by that time, and accordingly a date for such meeting has not yet been scheduled. Any stockholder who intends to present a proposal at the 2018 Annual Meeting must have sent the proposal to the Secretary of Rite Aid at 30 Hunter Lane, Camp Hill, PA 17011, by the following dates:

•	Proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Rite Aid’s proxy materials for the 2018 Annual Meeting were due on or prior to February 7, 2018, unless the date of the 2018 Annual Meeting is changed by more than thirty (30) days from the date of the last annual meeting, in which case the proposal must be received no later than a reasonable time before Rite Aid begins to print and send its annual proxy materials. In addition, all such proposals will need to comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which lists the requirements for the inclusion of stockholder proposals in company-sponsored annual proxy materials. In order for proposals of stockholders made outside of Rule 14a-8 under the Exchange Act to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must have been received by the Secretary of Rite Aid at the address above by April 18, 2018.

•	Proposals submitted pursuant to Rite Aid’s bylaws, including with respect to stockholder nominations of directors, which Rite Aid is not required to include in its proxy materials, were due no earlier than March 19, 2018 and no later than April 18, 2018. However, if Rite Aid changes the date of the 2018 Annual Meeting by more than twenty-five (25) days from the anniversary date of last year’s annual meeting, then notice must be received not later than the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public announcement in a press release or in a filing with the SEC of the date of the annual meeting was made, whichever occurs first. Notice of any proposal also must include the information specified in Rite Aid’s bylaws.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows Rite Aid to “incorporate by reference” information into this proxy statement/prospectus, which means that Rite Aid can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Rite Aid has previously filed with the SEC. These documents contain important information about Rite Aid and its financial condition and are incorporated by reference into this proxy statement/prospectus.

The following Rite Aid filings with the SEC are incorporated by reference:

•	Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, filed with the SEC on April 26, 2018, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on June 1, 2018;

•	Rite Aid’s Definitive Proxy Statement on Schedule 14A, as supplemented, filed with the SEC on June 7, 2017; and

•	Rite Aid’s Current Reports on Form 8-K filed with the SEC on May 25, 2018; May 22, 2018; May 14, 2018; April 19, 2018; April 5, 2018; March 30, 2018; March 29, 2018; March 28, 2018; March 13, 2018; and March 5, 2018 (other than the portions of such documents not deemed to be filed).

Rite Aid also incorporates by reference into this proxy statement additional documents that Rite Aid may file with the SEC between the date of this proxy statement/prospectus and the earlier of the date of the special meeting or the termination of the merger agreement. These documents include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as Current Reports on Form 8-K and proxy solicitation materials. The information provided on Rite Aid’s website is not part of this proxy statement/prospectus, and therefore is not incorporated by reference herein.

You may read and copy any reports, statements or other information that Rite Aid files with the SEC at the SEC’s public reference room at the following location: Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at (800) SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by Rite Aid through the Investor Relations section of Rite Aid’s website.

You may obtain any of the documents Rite Aid files with the SEC, without charge, by requesting them in writing or by telephone from Rite Aid at the following address:

Rite Aid Corporation

Attn: James J. Comitale

30 Hunter Lane

Camp Hill, PA 17011

(717) 760-7867

If you would like to request documents from Rite Aid, please do so by [—], 2018 to receive them before the special meeting. If you request any documents from Rite Aid, Rite Aid will mail them to you by first class mail, or another equally prompt method, within one (1) business day after Rite Aid receives your request. Please note that all of Rite Aid’s documents that Rite Aid files with the SEC are also promptly available through the Investor Relations section of Rite Aid’s website. The information included on Rite Aid’s website is not incorporated by reference into this proxy statement/prospectus.

If you have any questions about this proxy statement/prospectus, the special meeting or the merger or need assistance with voting procedures, you should contact:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll-Free: (800) 662-5200

Email: rad.info@morrowsodali.com

ACI also files annual, quarterly and current reports and other information with the SEC. The information in such reports is not incorporated herein by reference. You may read and copy any filings made by Albertsons Companies, Inc. at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings of ACI are also available to the public at the SEC website at ww.sec.gov.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF RITE AID COMMON STOCK AT THE SPECIAL MEETING. RITE AID HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED [—], 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Albertsons Companies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Albertsons Companies, Inc. and its subsidiaries (the “Company”) as of February 24, 2018 and February 25, 2017, and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholders’/member equity for the 52 weeks ended February 24, 2018, the 52 weeks ended February 25, 2017 and the 52 weeks ended February 27, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 24, 2018 and February 25, 2017, and the results of its operations and its cash flows for each of the three years in the period ended February 24, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boise, Idaho

May 11, 2018

We have served as the Company’s auditor since 2006.

F-2

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	February 24, 2018	February 25, 2017
ASSETS
Current assets
Cash and cash equivalents	$670.3	$1,219.2
Receivables, net	615.3	631.0
Inventories, net	4,421.1	4,464.0
Prepaid assets	368.6	345.3
Other current assets	73.3	133.7

Total current assets	6,148.6	6,793.2
Property and equipment, net	10,770.3	11,511.8
Intangible assets, net	3,142.5	3,497.8
Goodwill	1,183.3	1,167.8
Other assets	567.6	784.4

TOTAL ASSETS	$21,812.3	$23,755.0

LIABILITIES
Current liabilities
Accounts payable	$2,833.0	$3,034.7
Accrued salaries and wages	984.1	1,007.5
Current maturities of long-term debt and capitalized lease obligations	168.2	318.5
Current portion of self-insurance liability	296.0	293.3
Taxes other than income taxes	323.5	348.8
Other current liabilities	424.8	738.0

Total current liabilities	5,029.6	5,740.8
Long-term debt and capitalized lease obligations	11,707.6	12,019.4
Deferred income taxes	579.9	1,479.8
Long-term self-insurance liability	921.7	971.6
Other long-term liabilities	2,175.3	2,172.2
Commitments and contingencies
STOCKHOLDERS’ / MEMBER EQUITY
Member investment	—	1,999.3
Preferred stock, $0.01 par value; 30,000,000 shares authorized, no shares issued and outstanding as of February 24, 2018 and February 25, 2017, respectively	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 279,654,028 and no shares issued and outstanding as of February 24, 2018 and February 25, 2017, respectively	2.8	—
Additional paid-in capital	1,773.3	—
Accumulated other comprehensive income (loss)	191.1	(12.8)
Accumulated deficit	(569.0)	(615.3)

Total stockholders’ / member equity	1,398.2	1,371.2

TOTAL LIABILITIES AND STOCKHOLDERS’ / MEMBER EQUITY	$21,812.3	$23,755.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-3

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions)

	52 weeks ended February 24, 2018	52 weeks ended February 25, 2017	52 weeks ended February 27, 2016
Net sales and other revenue	$59,924.6	$59,678.2	$58,734.0
Cost of sales	43,563.5	43,037.7	42,672.3

Gross profit	16,361.1	16,640.5	16,061.7
Selling and administrative expenses	16,223.7	16,000.0	15,660.0
Goodwill impairment	142.3	—	—

Operating (loss) income	(4.9)	640.5	401.7
Interest expense, net	874.8	1,003.8	950.5
(Gain) loss on debt extinguishment	(4.7)	111.7	—
Other expense (income)	42.5	(11.4)	(7.0)

Loss before income taxes	(917.5)	(463.6)	(541.8)
Income tax benefit	(963.8)	(90.3)	(39.6)

Net income (loss)	$46.3	$(373.3)	$(502.2)
Other comprehensive income (loss):
Gain (loss) on interest rate swaps, net of tax	47.0	39.4	(46.9)
Recognition of pension gain (loss), net of tax	92.2	82.0	(79.4)
Foreign currency translation adjustment, net of tax	65.0	(20.5)	(45.6)
Other	(0.3)	(1.0)	(0.4)

Total other comprehensive income (loss)	$203.9	$99.9	$(172.3)

Comprehensive income (loss)	$250.2	$(273.4)	$(674.5)

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-4

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	52 weeks ended February 24, 2018	52 weeks ended February 25, 2017	52 weeks ended February 27, 2016
Cash flows from operating activities:
Net income (loss)	$46.3	$(373.3)	$(502.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net loss (gain) on property dispositions, asset impairment and lease exit costs	66.7	(39.2)	103.3
Goodwill impairment	142.3	—	—
Depreciation and amortization	1,898.1	1,804.8	1,613.7
LIFO expense (benefit)	3.0	(7.9)	29.7
Deferred income tax	(1,094.1)	(219.5)	(90.4)
Pension and post-retirement benefits expense	(0.9)	95.5	14.1
Contributions to pension and post-retirement benefit plans	(21.9)	(11.5)	(7.4)
(Gain) loss on interest rate swaps and commodity hedges, net	(6.2)	(7.0)	16.2
Amortization and write-off of deferred financing costs	56.1	84.4	69.3
(Gain) loss on debt extinguishment	(4.7)	111.7	—
Equity-based compensation expense	45.9	53.3	97.8
Other	110.3	70.3	24.0
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
Receivables, net	21.7	(9.2)	(15.8)
Inventories, net	45.6	2.7	(245.0)
Accounts payable, accrued salaries and wages and other accrued liabilities	(158.2)	233.6	(244.4)
Self-insurance assets and liabilities	(55.3)	(42.5)	(133.4)
Other operating assets and liabilities	(75.9)	67.3	172.1

Net cash provided by operating activities	1,018.8	1,813.5	901.6

Cash flows from investing activities:
Business acquisitions, net of cash acquired(1)	(148.8)	(220.6)	(710.8)
Payments for property, equipment, intangibles, including payments for lease buyouts	(1,547.0)	(1,414.9)	(960.0)
Proceeds from divestitures	—	—	454.7
Proceeds from sale of assets	939.2	477.0	112.8
Proceeds from sale of Casa Ley	344.2	—	—
Changes in restricted cash	(0.6)	3.4	256.9
Other	(56.6)	78.9	34.6

Net cash used in investing activities	(469.6)	(1,076.2)	(811.8)

F-5	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	52 weeks ended February 24, 2018	52 weeks ended February 25, 2017	52 weeks ended February 27, 2016
Cash flows from financing activities:
Proceeds from issuance of long-term debt	$290.0	$3,053.1	$453.5
Payments on long-term borrowings	(870.6)	(2,832.7)	(903.4)
Payment of make-whole premium on debt extinguishment	—	(87.7)	—
Payments of obligations under capital leases	(107.2)	(123.2)	(120.0)
Payments for debt financing costs	(1.5)	(31.8)	(41.5)
Payment of Casa Ley contingent value right	(222.0)	—	—
Proceeds from member contributions	—	—	21.6
Employee tax withholding on vesting of phantom units	(17.5)	(17.4)	—
Member distributions	(250.0)	—	—
Proceeds from financing leases	137.6	—	—
Other	(56.9)	(58.1)	(46.1)

Net cash used in financing activities	(1,098.1)	(97.8)	(635.9)

Net (decrease) increase in cash and cash equivalents	(548.9)	639.5	(546.1)
Cash and cash equivalents at beginning of period	1,219.2	579.7	1,125.8

Cash and cash equivalents at end of period	$670.3	$1,219.2	$579.7

Reconciliation of capital investments:
Payments for property and equipment, including payments for lease buyouts	$(1,547.0)	$(1,414.9)	$(960.0)
Payments for lease buyouts	26.5	39.4	48.3

Total payments for capital investments, excluding lease buyouts	$(1,520.5)	$(1,375.5)	$(911.7)

Supplemental cash flow information:
Non-cash investing and financing activities were as follows:
Additions of capital lease obligations, excluding business acquisitions	$31.0	$11.5	$52.4
Purchases of property and equipment included in accounts payable	179.7	220.2	166.3
Interest and income taxes paid:
Interest paid, net of amount capitalized	813.5	924.2	964.3
Income taxes paid (refunded)	15.8	129.2	(78.3)

(1)	Business acquisitions, net of cash acquired during the 52 weeks ended February 27, 2016 primarily related to consideration paid in connection with the A&P Transaction and Haggen Transaction in addition to merger consideration related to the Safeway acquisition

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-6

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ / MEMBER EQUITY

(in millions, except share data)

	Albertsons Companies, LLC			Albertsons Companies, Inc.
	Member investment	Accumulated other comprehensive income (loss)	(Accumulated deficit) / Retained earnings	Common Stock		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ / member equity
				Shares	Amount
Balance as of February 28, 2015	$1,848.7	$59.6	$260.2	—	$—	$—	$—	$—	$2,168.5
Equity-based compensation	97.8	—	—	—	—	—	—	—	97.8
Member contribution	21.6	—	—	—	—	—	—	—	21.6
Net loss	—	—	(502.2)	—	—	—	—	—	(502.2)
Other member activity	(0.2)	—	—	—	—	—	—	—	(0.2)
Other comprehensive loss, net of tax	—	(172.3)	—	—	—	—	—	—	(172.3)

Balance as of February 27, 2016	1,967.9	(112.7)	(242.0)	—	—	—	—	—	1,613.2
Equity-based compensation	53.3	—	—	—	—	—	—	—	53.3
Employee tax withholding on vesting of phantom units	(17.4)	—	—	—	—	—	—	—	(17.4)
Net loss	—	—	(373.3)	—	—	—	—	—	(373.3)
Other member activity	(4.5)	—	—	—	—	—	—	—	(4.5)
Other comprehensive income, net of tax	—	99.9	—	—	—	—	—	—	99.9

Balance as of February 25, 2017	1,999.3	(12.8)	(615.3)	—	—	—	—	—	1,371.2
Equity-based compensation prior to Reorganization Transactions	24.6	—	—	—	—	—	—	—	24.6
Employee tax withholding on vesting of phantom units prior to Reorganization Transactions	(17.4)	—	—	—	—	—	—	—	(17.4)
Member distribution	(250.0)	—	—	—	—	—	—	—	(250.0)
Other member activity	(1.6)	—	—	—	—	—	—	—	(1.6)
Net loss prior to Reorganization Transactions	—	—	(342.0)	—	—	—	—	—	(342.0)
Other comprehensive income, net of tax prior to Reorganization Transactions	—	39.3	—	—	—	—	—	—	39.3
Reorganization Transactions	(1,754.9)	(26.5)	957.3	279,654,028	2.8	1,752.1	26.5	(957.3)	—
Equity-based compensation after Reorganization Transactions	—	—	—	—	—	21.3	—	—	21.3
Employee tax withholding on vesting of phantom units after Reorganization Transactions	—	—	—	—	—	(0.1)	—	—	(0.1)
Net income after Reorganization Transactions	—	—	—	—	—	—	—	388.3	388.3
Other comprehensive income, net of tax after Reorganization Transactions	—	—	—	—	—	—	164.6	—	164.6

Balance as of February 24, 2018	$—	$—	$—	279,654,028	$2.8	$1,773.3	$191.1	$(569.0)	$1,398.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

F-7

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Albertsons Companies, Inc. and its subsidiaries (the “Company” or “ACI”) is a food and drug retailer that, as of February 24, 2018, operated 2,318 retail food and drug stores together with 397 associated fuel centers, 23 dedicated distribution centers, five Plated fulfillment centers and 20 manufacturing facilities. The Company is composed of retail food businesses and in-store pharmacies with operations primarily located throughout the United States under the banners Albertsons, Safeway, Vons, Pavilions, Randalls, Tom Thumb, Carrs Quality Centers, Haggen, United Supermarkets, Market Street, Amigos, United Express, Sav-On, Jewel-Osco, Acme, Shaw’s and Star Market, as well as meal kit company Plated based in New York City. The Company has no separate assets or liabilities other than its investments in its subsidiaries and all of its business operations are conducted through its operating subsidiaries.

Basis of Presentation and Reorganization Transactions

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany transactions and accounts have been eliminated in consolidation for all periods presented. The Company’s investments in unconsolidated affiliates are recorded using the equity method.

Prior to December 3, 2017, ACI had no material assets or operations. On December 3, 2017, Albertsons Companies, LLC (“ACL”) and its parent, AB Acquisition LLC, a Delaware limited liability company (“AB Acquisition”), completed a reorganization of its legal entity structure whereby the existing equityholders of AB Acquisition each contributed their equity interests in AB Acquisition to Albertsons Investor Holdings LLC (“Albertsons Investor”), and KIM ACI, LLC (“KIM ACI”). In exchange, equityholders received a proportionate share of units in Albertsons Investor and KIM ACI, respectively. Albertsons Investor and KIM ACI then contributed all of the AB Acquisition equity interests they received to ACI in exchange for common stock issued by ACI. As a result, Albertsons Investor and KIM ACI became the parents of ACI owning all of its outstanding common stock with AB Acquisition and its subsidiary, ACL, becoming wholly-owned subsidiaries of ACI. On February 25, 2018 ACL, merged with and into ACI, with ACI as the surviving corporation (such transactions, collectively, the “Reorganization Transactions”). Prior to February 25, 2018, substantially all of the assets and operations of ACI were those of its subsidiary, ACL. The Reorganization Transactions were accounted for as a transaction between entities under common control, and accordingly, there was no change in the basis of the underlying assets and liabilities. The Consolidated Financial Statements are reflective of the changes that occurred as a result of the Reorganization Transactions. Prior to February 25,2018, the Consolidated Financial Statements of ACI reflect the net assets and operations of ACL.

Significant Accounting Policies

Fiscal year: The Company’s fiscal year ends on the last Saturday in February. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences. The Company’s first quarter consists of 16 weeks, the second, third, and fourth quarters generally each consist of 12 weeks, and the fiscal year generally consists of 52 weeks.

Use of estimates: The preparation of the Company’s Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts

F-8	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Cash and cash equivalents: Cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase and outstanding deposits related to credit and debit card sales transactions that settle within a few days. Cash and cash equivalents related to credit and debit card transactions were $315.8 million and $312.1 million as of February 24, 2018 and February 25, 2017, respectively.

During the fourth quarter of fiscal 2016, the Company corrected the classification of certain book overdrafts resulting in an increase of $139.2 million in Cash and cash equivalents and Accounts payable. This correction in classification also resulted in an increase of $139.2 million in Net cash provided by operating activities in the Consolidated Statements of Cash Flows for the 52 weeks ended February 25, 2017. The Company has determined that the error in classification related to prior annual or interim periods is not material.

Restricted cash: Restricted cash is included in Other current assets and Other assets within the Consolidated Balance Sheets and primarily relates to surety bonds and funds held in escrow. The Company had $10.5 million and $9.9 million of restricted cash as of February 24, 2018 and February 25, 2017, respectively.

Receivables, net: Receivables consist primarily of trade accounts receivable, pharmacy accounts receivable and vendor receivables. Management makes estimates of the uncollectibility of its accounts receivable. In determining the adequacy of the allowances for doubtful accounts, management analyzes the value of collateral, historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments, estimations and assumptions based on the information considered and could result in a further adjustment of receivables. The allowance for doubtful accounts and bad debt expense were not material for any of the periods presented.

Inventories, net: Substantially all of the Company’s inventories consist of finished goods valued at the lower of cost or market and net of vendor allowances.

As of February 24, 2018 and February 25, 2017, approximately 86.1% and 87.4%, respectively, of the Company’s inventories were valued under the last-in, first-out (“LIFO”) method. The Company primarily uses the retail inventory or the item-cost method to determine inventory cost before application of any LIFO adjustment. Under the retail inventory method, inventory cost is determined, before the application of any LIFO adjustment, by applying a cost-to-retail ratio to various categories of similar items to the retail value of those items. Under the item-cost method, the most recent purchase cost is used to determine the cost of inventory before the application of any LIFO adjustment. Replacement or current cost was higher than the carrying amount of inventories valued using LIFO by $117.1 million and $114.1 million as of February 24, 2018 and February 25, 2017, respectively. During fiscal 2017, inventory quantities in certain LIFO layers were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2017 purchases. As a result, cost of sales decreased by $16.7 million in fiscal 2017. Liquidations of LIFO layers during fiscal 2016 and fiscal 2015 did not have a material effect on the results of operations. Cost for the remaining inventories, which represents perishable and fuel inventories, was

F-9	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

determined using the most recent purchase cost, which approximates the first-in, first-out (“FIFO”) method. Perishables are counted every four weeks and are carried at the last purchased cost which approximates FIFO cost. Fuel inventories are carried at the last purchased cost, which approximates FIFO cost. The Company records inventory shortages based on actual physical counts at its facilities and also provides allowances for inventory shortages for the period between the last physical count and the balance sheet date.

Property and equipment, net: Property and equipment is recorded at cost or fair value for assets acquired as part of a business combination, and depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: buildings—seven to 40 years; leasehold improvements—the shorter of the remaining lease term or ten to 20 years; fixtures and equipment—three to 15 years; and specialized supply chain equipment—six to 25 years.

Assets under capital leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the asset and are amortized on the straight-line method over the lesser of the lease term or the estimated useful life. Interest capitalized on property under construction was immaterial for all periods presented.

Impairment of long-lived assets: The Company regularly reviews its individual stores’ operating performance, together with current market conditions, for indicators of impairment. When events or changes in circumstances indicate that the carrying value of the individual store’s assets may not be recoverable, its future undiscounted cash flows are compared to the carrying value. If the carrying value of store assets to be held and used is greater than the future undiscounted cash flows, an impairment loss is recognized to record the assets at fair value. For property and equipment held for sale, the Company recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the fair value. Fair values are based on discounted cash flows or current market rates. These estimates of fair value can be significantly impacted by factors such as changes in the current economic environment and real estate market conditions. Long-lived asset impairments are recorded as a component of Selling and administrative expenses.

Lease exit costs: The Company records a liability for costs associated with closures of retail stores, distribution centers and other properties that are no longer utilized in current operations. For properties that have closed and are under long-term lease agreements, the present value of any remaining liability under the lease, net of estimated sublease recovery and discounted using credit adjusted risk-free rates, is recognized as a liability and charged to Selling and administrative expenses. These lease liabilities are usually paid over the lease terms associated with the property. Adjustments to lease exit reserves primarily relate to changes in subtenant income or actual exit costs that differ from original estimates. Lease exit reserves for closed properties are included as a component of Other current liabilities and Other long-term liabilities.

Intangible assets, net: The Company reviews finite-lived intangible assets for impairment in accordance with its policy for long-lived assets. The Company reviews intangible assets with indefinite useful lives and tests for impairment annually on the first day of the fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The review consists of comparing the estimated fair value of the cash flows generated by the asset to the carrying value of the asset. Intangible assets with indefinite useful lives consist of restricted covenants and liquor licenses. Intangible assets with finite lives consist primarily of trade names, naming rights, customer prescription files, internally developed software and beneficial lease rights. Intangible assets with finite lives are

F-10	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

amortized on a straight-line basis over an estimated economic life ranging from five to 40 years. Beneficial lease rights and unfavorable lease obligations are recorded on acquired leases based on the differences between the contractual rents for the remaining lease terms under the respective lease agreement and prevailing market rents for the related geography as of the lease acquisition date. Beneficial lease rights and unfavorable lease obligations are amortized over the lease term using the straight-line method.

Business combination measurements: In accordance with applicable accounting standards, the Company estimates the fair value of acquired assets and assumed liabilities as of the acquisition date of business combinations. These fair value adjustments are input into the calculation of goodwill related to the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

The fair value of assets acquired and liabilities assumed are determined using market, income and cost approaches from the perspective of a market participant. The fair value measurements can be based on significant inputs that are not readily observable in the market. The market approach indicates value for a subject asset based on available market pricing for comparable assets. The market approach used includes prices and other relevant information generated by market transactions involving comparable assets, as well as pricing guides and other sources. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used for certain assets for which the market and income approaches could not be applied due to the nature of the asset. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, adjusted for obsolescence, whether physical, functional or economic.

Goodwill: The Company reviews goodwill for impairment annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, it is unnecessary to perform a quantitative analysis. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis.

Beginning on the first day of fiscal 2017, the Company prospectively adopted accounting guidance that simplifies goodwill impairment testing. For additional information, see Recently adopted accounting standards below. Also see Note 5—Goodwill and intangible assets for additional information related to the Company’s goodwill and related impairment testing.

Investment in unconsolidated affiliates: The Company records equity in earnings from unconsolidated affiliates in Other expense (income). Income from unconsolidated affiliates, excluding losses related to the disposal of the Company’s investment in Casa Ley, S.A de C.V. (“Casa Ley”), was $13.3 million, $17.5 million, and $14.4 million in fiscal 2017, fiscal 2016, and fiscal 2015, respectively.

F-11	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

El Rancho: On November 16, 2017, the Company acquired an equity interest in Mexico Foods Parent LLC and La Fabrica Parent LLC (“El Rancho”), a Texas-based specialty grocer with 16 stores, for $100.0 million purchase consideration, consisting of $70.0 million in cash and $30.0 million of equity in the Company. The investment represents a 45% ownership interest in El Rancho which the Company is accounting for under the equity method. The Company has the option to acquire the remaining 55% of El Rancho at any time until six months after the delivery of El Rancho’s financial results for the fiscal year ended December 31, 2021. If the Company elects to exercise the option to acquire the remaining equity of El Rancho, the price to be paid will be calculated using a predetermined market-based formula.

Casa Ley: During the fourth quarter of fiscal 2017, the Company sold its equity method investment in Casa Ley to Tenedora CL del Noroeste, S.A. de C.V. for $6.5 billion Mexican pesos (approximately $348 million in US dollars). In connection with the sale, the Company recorded a loss, net of $25.0 million in the third quarter of fiscal 2017, which is included in Other expense (income), driven by the change in the fair value of the assets held for sale and the change in fair value of the related Casa Ley contingent value rights (“CVRs”). Net proceeds from the sale were used to distribute approximately $222 million in cash (or approximately $0.934 in cash per Casa Ley CVR) pursuant to the terms of the Casa Ley CVR agreement.

Company-Owned life insurance policies (“COLI”): The Company has COLI policies that have a cash surrender value. The Company has loans against these policies. The Company has no intention of repaying the loans prior to maturity or cancellation of the policies. Therefore, the Company offsets the cash surrender value by the related loans. As of February 24, 2018 and February 25, 2017, the cash surrender values of the policies were $170.9 million and $185.1 million, and the balances of the policy loans were $103.4 million and $114.4 million, respectively. The net balance of the COLI policies is included in Other assets.

Interest rate risk management: The Company has entered into several interest rate swap contracts (“Swaps”) to hedge against the variability in cash flows relating to interest payments on its outstanding variable rate term debt. Swaps are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair value of Swaps designated as “cash flow” hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive income (loss), net of income taxes. Ineffective portions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income (loss) is reclassified into current period earnings when the hedged transaction affects earnings. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively.

Energy contracts: The Company has entered into contracts to purchase electricity and natural gas at fixed prices for a portion of its energy needs. The Company expects to take delivery of the electricity and natural gas in the normal course of business. Contracts that qualify for the normal purchase exception under derivatives and hedging accounting guidance are not recorded at fair value. Energy purchased under these contracts is expensed as delivered. The Company also manages its exposure to changes in diesel prices utilized in the Company’s distribution process through the use of short-term heating oil derivative contracts. These contracts are economic hedges of price risk and are not designated or accounted for as hedging instruments for accounting purposes. Changes in the fair value of these instruments are recognized in earnings.

F-12	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Self-Insurance liabilities: The Company is primarily self-insured for workers’ compensation, property, automobile and general liability. The self-insurance liability is undiscounted and determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company has established stop-loss amounts that limit the Company’s further exposure after a claim reaches the designated stop-loss threshold. Stop-loss amounts for claims incurred for the years presented range from $0.5 million to $5.0 million per claim, depending upon the type of insurance coverage and the year the claim was incurred. In determining its self-insurance liabilities, the Company performs a continuing review of its overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities.

The Company has deposits with its insurers to fund workers’ compensation, automobile and general liability claims payments. The Company had $13.1 million and $14.9 million of deposits for its workers’ compensation and automobile liability claims as of February 24, 2018 and February 25, 2017, respectively, included in Other assets. The Company has reinsurance receivables of $21.7 million and $26.0 million recorded within Receivables, net and $62.4 million and $50.0 million recorded within Other assets as of February 24, 2018 and February 25, 2017, respectively. The self-insurance liabilities and related reinsurance receivables are recorded gross.

Changes in self-insurance liabilities consisted of the following (in millions):

	February 24, 2018	February 25, 2017
Beginning balance	$1,264.9	$1,320.8
Expense	314.4	281.7
Claim payments	(287.6)	(279.6)
Other reductions(1)	(74.0)	(58.0)

Ending balance	1,217.7	1,264.9
Less current portion	(296.0)	(293.3)

Long-term portion	$921.7	$971.6

(1)	Primarily reflects the systematic adjustments to the fair value of assumed self-insurance liabilities from acquisitions and actuarial adjustments for claims experience.

Deferred rents: The Company recognizes rent holidays from the period of time the Company has possession of the property, as well as tenant allowances and escalating rent provisions, on a straight-line basis over the expected term of the operating lease. The expected term may also include the exercise of renewal options if such exercise is determined to be reasonably assured and is used to determine whether the lease is capital or operating. Deferred rents are included in Other current liabilities and Other long-term liabilities.

Deferred gains on leases: The Company may receive up-front funds upon sublease or assignment of existing leases. Deferred gains related to subleases and assignments as of February 24, 2018 and February 25, 2017 were $13.9 million and $14.4 million, respectively, recorded in Other current liabilities, and $58.6 million and $72.7 million, respectively, recorded in Other long-term liabilities. These proceeds are amortized on a straight-line basis over an estimated sublease term.

In addition, deferred gains have been recorded in connection with several sale-leaseback transactions and are recognized over the lives of the leases. The current portion of deferred gains related to sale-

F-13	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

leaseback transactions was $62.4 million and $44.7 million as of February 24, 2018 and February 25, 2017, respectively, recorded in Other current liabilities, with the long-term portion of $482.2 million and $194.7 million as of February 24, 2018 and February 25, 2017, respectively, recorded in Other long-term liabilities. Amortization of deferred gains related to sale-leaseback transactions was $50.3 million, $37.0 million and $12.7 million in fiscal 2017, 2016 and 2015, respectively, and was recorded as a component of Selling and administrative expenses.

Benefit plans and Multiemployer plans: Substantially all of the Company’s employees are covered by various contributory and non-contributory pension, profit sharing, or 401(k) plans, in addition to dedicated defined benefit plans for Safeway, Shaw’s and United employees. Certain employees participate in a long-term retention incentive bonus plan. The Company also provides certain health and welfare benefits, including short-term and long-term disability benefits to inactive disabled employees prior to retirement.

The Company recognizes a liability for the under-funded status of the defined benefit plans as a component of Other long-term liabilities. Actuarial gains or losses and prior service costs or credits are recorded within Other comprehensive income (loss). The determination of the Company’s obligation and related expense for its sponsored pensions and other post-retirement benefits is dependent, in part, on management’s selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate and expected long-term rate of return on plan assets.

Most union employees participate in multiemployer retirement plans under collective bargaining agreements, unless the collective bargaining agreement provides for participation in plans sponsored by the Company. Pension expense for the multiemployer plans is recognized as contributions are funded.

See Note 12—Employee benefit plans and collective bargaining agreements for additional information.

Revenue recognition: Revenues from the sale of products are recognized at the point of sale to the customer, net of returns and sales tax. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Discounts provided to customers by vendors, usually in the form of coupons, are not recognized as a reduction in sales, provided the coupons are redeemable at any retailer that accepts coupons. The Company recognizes revenue and records a corresponding receivable from the vendor for the difference between the sales prices and the cash received from the customer. The Company records a deferred revenue liability when it sells its own proprietary gift cards. The Company records a sale when the customer redeems the gift card. The gift cards do not expire. The Company reduces the liability and records revenue for the unused portion of gift cards (“breakage”) after two to five years, the period at which redemption is considered remote. Breakage amounts were immaterial for fiscal 2017, 2016 and 2015.

Cost of sales and vendor allowances: Cost of sales includes, among other things, purchasing, inbound freight costs, product quality testing costs, warehousing costs, internal transfer costs, advertising costs, private label program costs, and strategic sourcing program costs.

The Company receives vendor allowances or rebates (“Vendor Allowances”) for a variety of merchandising initiatives and buying activities. The terms of the Company’s Vendor Allowances arrangements vary in length but are primarily expected to be completed within a quarter. The Company records Vendor Allowances as a reduction of Cost of sales when the associated products are sold.

F-14	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Vendor Allowances that have been earned as a result of completing the required performance under terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The reduction of inventory for these Vendor Allowances was $60.6 million and $72.2 million as of February 24, 2018 and February 25, 2017, respectively.

Advertising costs are included in Cost of sales and are expensed in the period the advertising occurs. Cooperative advertising funds are recorded as a reduction of Cost of sales when the advertising occurs. Advertising costs were $497.5 million, $502.4 million and $475.8 million, net of cooperative advertising allowances of $81.1 million, $71.9 million and $36.2 million for fiscal 2017, 2016 and 2015, respectively.

Selling and administrative expenses: Selling and administrative expenses consist primarily of store and corporate employee-related costs such as salaries and wages, health and welfare, workers’ compensation and pension benefits, as well as marketing and merchandising, rent, occupancy and operating costs, amortization of intangibles and other administrative costs.

Income taxes: Prior to the Reorganization Transactions, ACL was organized as a limited liability company, wholly owned by its parent, AB Acquisition. As such, income taxes in respect of these operations are payable by the equity members of AB Acquisition. Entity-level federal and state taxes were provided on ACL’s Subchapter C corporation subsidiaries, and state income taxes on its limited liability company subsidiaries where applicable. Upon completion of the Reorganization Transactions, all of the operating subsidiaries became subsidiaries of Albertsons Companies Inc., with all operations taxable as part of a consolidated group for federal and state income tax purposes. In connection with the Reorganization Transactions, in the fourth quarter of fiscal 2017, the Company recorded deferred income taxes on operations held by limited liability companies and previously taxed to the equity members. The Company’s loss before taxes is primarily from domestic operations.

Deferred taxes are provided for the net tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company reviews tax positions taken or expected to be taken on tax returns to determine whether and to what extent a tax benefit can be recognized. The Company evaluates its positions taken and establishes liabilities in accordance with the applicable accounting guidance for uncertain tax positions. The Company reviews these liabilities as facts and circumstances change and adjusts accordingly. The Company recognizes any interest and penalties associated with uncertain tax positions as a component of Income tax expense.

The Company is contractually indemnified by SuperValu for any tax liability of New Albertsons L.P. (“NALP”) arising from tax years prior to the NALP acquisition. The Company is also contractually obligated to pay SuperValu any tax benefit it receives in a tax year after the NALP acquisition as a result of an indemnification payment made by SuperValu. An indemnification asset and liability, where necessary, has been recorded to reflect this arrangement.

Segments: The Company and its subsidiaries operate food and drug retail stores that offer grocery products, general merchandise, health and beauty care products, pharmacy, fuel, and other items and services. The Company’s retail operating divisions are geographically based, have similar economic

F-15	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

characteristics and similar expected long-term financial performance and are reported in one reportable segment. The Company’s operating segments and reporting units are its 13 divisions, which have been aggregated into one reportable segment. Each reporting unit constitutes a business for which discrete financial information is available and for which management regularly reviews the operating results. Across all operating segments, the Company operates primarily one store format. Each store offers the same general mix of products with similar pricing to similar categories of customers, has similar distribution methods, operates in similar regulatory environments and purchases merchandise from similar or the same vendors.

The following table represents sales revenue by type of similar product (in millions):

	Fiscal 2017		Fiscal 2016		Fiscal 2015
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Non-perishables(1)	$26,522.0	44.3%	$26,699.2	44.7%	$26,283.9	44.8%
Perishables(2)	24,583.7	41.0%	24,398.5	40.9%	23,661.4	40.3%
Pharmacy	5,002.6	8.3%	5,119.2	8.6%	5,073.0	8.6%
Fuel	3,104.6	5.2%	2,693.4	4.5%	2,954.8	5.0%
Other(3)	711.7	1.2%	767.9	1.3%	760.9	1.3%

Total	$59,924.6	100.0%	$59,678.2	100.0%	$58,734.0	100.0%

(1)	Consists primarily of general merchandise, grocery, and frozen foods.
(2)	Consists primarily of produce, dairy, meat, deli, floral, and seafood.
(3)	Consists primarily of lottery and various other commissions, and other miscellaneous income.

Recently Adopted Accounting Standards: In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The ASU simplifies the interim or annual goodwill impairment test. The ASU is effective for public entities for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has elected to early adopt this ASU beginning the first day of fiscal 2017. Under the new ASU, Step 2 of the goodwill impairment test is eliminated. Instead, the Company performed its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A resulting impairment charge should be recognized for the amount that the carrying amount exceeds the reporting unit’s fair value.

Recently Issued Accounting Standards: In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). The core principle of the ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company plans to adopt this ASU in the first quarter of fiscal 2018 on a modified retrospective basis, including implementing changes to processes and controls to comply with the new revenue recognition and disclosure requirements. The adoption of this ASU will not have a material effect on the Company’s Consolidated Financial Statements. Arrangements where the Company has determined it acts as a

F-16	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

principal versus an agent in certain third-party arrangements are expected to remain relatively unchanged upon adoption. While not material, the implementation will impact the timing of revenue recognition related to the unredeemed portion of Company-issued gift cards, which will be recognized in proportion to customer redemptions of the gift cards, rather than waiting until the likelihood of redemption becomes remote.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease will depend on its classification. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The Company plans to adopt this guidance in the first quarter of fiscal 2019. The adoption of this ASU will result in the recognition of significant right-of-use assets and lease liabilities in the Company’s Consolidated Balance Sheets. The Company has formed a dedicated project team and developed a comprehensive multi-stage project plan to assess and implement this ASU. This assessment includes reviewing all forms of leases, analyzing practical expedients and leveraging a technology solution in implementing the new ASU. This assessment is ongoing, including the assessment of other potential impacts of this ASU on the Consolidated Financial Statements and disclosures.

In March 2017, the FASB issued ASU 2017-07, “Compensation—Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. This ASU requires an employer to report the service cost component of net pension and post-retirement expense in the same line as other compensation costs from services rendered by employees during the period. Other components of net pension and post-retirement expense are required to be presented in the income statement separately from the service cost component and outside of operating income. While the adoption of this ASU will not result in a change to income before taxes, operating income will be impacted as the non-service cost components of net pension and post-retirement expense will be excluded from that subtotal. The ASU will take effect for public entities for annual reporting periods beginning after December 15, 2017, including interim periods within those annual periods. The update should be applied retrospectively for the presentation of service cost and other components of net pension and post-retirement expense in the income statement, and prospectively for the capitalization of service cost. The Company plans to adopt this guidance in the first quarter of fiscal 2018. The adoption of this guidance is not expected to have a material impact on the Company’s Consolidated Financial Statements.

In February 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. This ASU amends ASC 220, “Income Statement—Reporting Comprehensive Income”, to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Act. In addition, under the ASU, the Company may be required to provide certain disclosures regarding stranded tax effects. The ASU will take effect for public entities for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect of the standard on its Consolidated Financial Statements.

F-17	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2—ACQUISITIONS

Pending Rite Aid Merger

On February 18, 2018, the Company entered into a definitive merger agreement with Rite Aid, one of the nation’s leading drugstore chains. At the effective time of the merger, each share of Rite Aid common stock issued and outstanding at such time will be converted into the right to receive 0.1000 of a share of ACI common stock, plus at the Rite Aid stockholder’s election, either (i) an amount in cash equal to $0.1832 per share of Rite Aid common stock, without interest, or (ii) 0.0079 of a share of ACI common stock per share of Rite Aid common stock. Subject to the approval of Rite Aid’s stockholders, and other customary closing conditions, the merger is expected to close in the second half of calendar 2018. In connection with the merger agreement, the Company received a debt commitment letter pursuant to which, among other things, certain institutions have committed to provide ACI with (i) $4.7 billion of commitments to a new $5.0 billion aggregate principal amount best efforts asset-based revolving credit facility (the “Best-Efforts ABL Facility”); (ii) incremental commitments under the Company’s existing ABL Facility (as defined herein) in an aggregate principal amount of $1.0 billion in the event that the Best-Efforts ABL Facility does not become effective on the closing date; (iii) a new asset-based term loan facility in an aggregate principal amount of $1.5 billion; and (iv) a new secured bridge loan facility in an aggregate principal amount of $500 million less the gross proceeds received by the Company of any new senior notes issued prior to the closing date, in each case on the terms and subject to the conditions set forth in the debt commitment letter. The proceeds of the financing will be used, among other things, to partially refinance certain of Rite Aid’s existing indebtedness that is outstanding as of the closing date.

Fiscal 2017

Plated

On September 20, 2017, the Company acquired DineInFresh, Inc. (“Plated”), a provider of meal kit services for purchase consideration of $219.5 million, consisting of cash consideration of $117.3 million, deferred cash consideration with a fair value of $42.1 million, and contingent consideration with a fair value of $60.1 million. The deferred cash consideration and the fair value of contingent consideration are recorded in Other current liabilities and Other long-term liabilities in the Consolidated Balance Sheets. The total deferred cash consideration is $50.0 million and will be paid out in installment payments over the next three years. In addition, the sellers have the potential to earn additional contingent consideration of up to $125.0 million if certain revenue targets are met over the next three years. The contingent consideration will be paid in cash or equity that is puttable to the Company in the event the Company’s parent does not complete an initial public offering or change of control within a certain period of time following the closing. See Note 6—Fair value measurements, for additional information related to the fair value of the contingent consideration.

The Plated acquisition was accounted for under the acquisition method of accounting. The purchase price was allocated to the fair values of the identifiable assets and liabilities, with any excess of purchase price over the fair value recognized as goodwill. Net assets acquired primarily consisted of intangible assets and goodwill valued at $67.1 million and $146.2 million, respectively. Intangible assets acquired consisted of trademarks and tradenames, customer lists and software. The goodwill is primarily attributable to synergies the Company expects to achieve related to the acquisition. In connection with the acquisition, the Company also expensed $6.3 million related to unvested equity awards of Plated. The goodwill is not deductible for tax purposes. Pro forma results are not presented as the acquisition was not considered material to the Company. Third party acquisition-related costs

F-18	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

were immaterial for fiscal 2017 and were expensed as incurred as a component of Selling and administrative expenses.

MedCart

On May 31, 2017, the Company acquired MedCart Specialty Pharmacy for $34.5 million, including the cost of acquired inventory. The acquisition was accounted for under the acquisition method of accounting and resulted in $11.6 million of goodwill that is deductible for tax purposes. In connection with the purchase, the Company provided an earn-out opportunity that has the potential to pay the sellers an additional $17.2 million, collectively, if the business achieves specified performance targets during the first three years subsequent to the acquisition. As the earn-out is conditioned on the continued service of the sellers, it will be recorded as future compensation expense based on the probability of achieving the performance targets. Pro forma results are not presented, as the acquisition was not considered material to the Company.

Fiscal 2016

Haggen Transaction

During fiscal 2015 Haggen Holdings, LLC (“Haggen”) secured Bankruptcy Court approval for bidding procedures for the sale of 29 stores. On March 25, 2016, the Company entered into a purchase agreement to acquire the 29 stores from Haggen, including 15 stores originally sold to Haggen as part of the Federal Trade Commission (“FTC”) mandated divestitures, as discussed in further detail below, and certain trade names and intellectual property, for an aggregate purchase price of approximately $113.8 million, including the cost of acquired inventory. The fiscal 2016 Haggen transaction was accounted for under the acquisition method of accounting. The following summarizes the allocation of the fair value of assets acquired and liabilities assumed at the acquisition date (in millions):

June 2, 2016
Inventory	$31.8
Other current assets	2.5
Property and equipment	89.9
Intangible assets, primarily pharmacy scripts and trade names	31.4

Total assets acquired	155.6
Capital lease obligations	35.2
Other long-term liabilities	22.7

Total liabilities assumed	57.9

Net assets purchased	97.7
Goodwill	16.1

Total purchase consideration	$113.8

The goodwill recorded of $16.1 million is primarily attributable to the operational and administrative synergies expected to arise from the transaction. The goodwill associated with this transaction is deductible for tax purposes. This transaction did not have a material impact on the Company’s Consolidated Statement of Operations and Comprehensive Income (Loss) for fiscal 2016. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company. Third-party acquisition-related costs were immaterial for fiscal 2016 and were expensed as incurred as a component of Selling and administrative expenses.

F-19	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2016, the Company had other individually immaterial acquisitions resulting in net cash paid of $106.8 million and an additional $20.6 million of goodwill.

Fiscal 2015

Haggen Transaction

In connection with the acquisition of Safeway and the related FTC mandated divestitures, the Company announced that it had entered into agreements to sell 168 stores as required by the FTC as a condition of closing the Safeway acquisition. The Company sold 146 of these stores to Haggen. On September 8, 2015, Haggen commenced a case under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. After receiving FTC and state attorneys general clearance, and bankruptcy court approval, during the fourth quarter of fiscal 2015, the Company acquired 35 stores originally sold to Haggen as part of the FTC divestitures for an aggregate purchase price of $32.6 million. The fiscal 2015 Haggen transaction was accounted for under the acquisition method of accounting.

The 2015 Haggen transaction did not have a material impact on the Company’s Consolidated Statement of Operations for fiscal 2015. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company. Third party acquisition-related costs were immaterial for fiscal 2015 and were expensed as incurred as a component of Selling and administrative expenses.

A&P Transaction

On November 17, 2015, the Company completed its acquisition of 73 stores operated by A&P (the “A&P Transaction”) pursuant to Section 363 of Chapter 11 of the United States Bankruptcy Code. The purchase price for the 73 stores was $292.7 million, including the cost of acquired inventory. The acquired stores, which are principally located in the northern New York City suburbs, northern New Jersey and the greater Philadelphia area, are complementary to the Company’s existing store and distribution base and have been bannered as Acme stores.

The A&P Transaction was accounted for under the acquisition method of accounting. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed (in millions):

November 17, 2015
Current assets, including $1.7 million in acquired cash	$51.1
Property and equipment	133.9
Intangible assets	67.1

Total assets acquired	252.1
Current liabilities	2.3
Capital lease obligations	71.7
Other long-term liabilities	16.2

Total liabilities assumed	90.2

Net assets purchased	161.9
Goodwill	130.8

Total purchase consideration	$292.7

F-20	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The identifiable intangible assets acquired consisted of the following as of the date of the A&P Transaction (in millions):

Beneficial lease rights	$44.0
Customer lists, including prescription files	19.4
Other intangibles	2.5

Total finite intangible assets	65.9
Liquor licenses	1.2

Total identifiable intangible assets	$67.1

The goodwill recorded of $130.8 million is primarily attributable to the operational and administrative synergies expected to arise from the acquisition. The goodwill associated with this acquisition is deductible for tax purposes.

This acquisition did not have a material impact on the Company’s Consolidated Statement of Operations for fiscal 2015. Pro forma results are not presented, as the acquisition was not considered material to the consolidated Company. Third-party acquisition-related costs of $11.1 million in fiscal 2015 were expensed as incurred as a component of Selling and administrative expenses.

NOTE 3—LEASE EXIT COSTS AND PROPERTIES HELD FOR SALE

Lease Exit Costs

Changes to the Company’s lease exit cost reserves for closed properties consisted of the following (in millions):

	February 24,2018	February 25,2017
Beginning balance	$44.4	$49.7
Additions	32.7	14.7
Payments	(17.9)	(15.8)
Disposals	(1.0)	(4.2)

Ending balance	$58.2	$44.4

The Company closed 26 non-strategic stores in fiscal 2017 and 40 in fiscal 2016. Lease exit costs related to closed properties were recorded at the time of closing as a component of Selling and administrative expenses.

F-21	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Properties Held for Sale

Assets held for sale and liabilities held for sale are recorded in Other current assets and Other current liabilities, respectively, and consisted of the following (in millions):

	February 24,2018	February 25,2017
Assets held for sale:
Beginning balance	$3.1	$4.6
Transfers in	295.5	7.9
Disposals	(268.7)	(9.4)

Ending balance	$29.9	$3.1

Liabilities held for sale:
Beginning balance	$15.4	$27.1
Transfers in	—	1.9
Disposals	(4.9)	(13.6)

Ending balance	$10.5	$15.4

Sale-Leaseback Transactions

During fiscal 2017, certain subsidiaries of the Company sold 94 of the Company’s store properties for an aggregate purchase price, net of closing costs, of approximately $962 million. In connection with the sale and subsequent leaseback, the Company entered into lease agreements for each of the properties for initial terms of 20 years with varying multiple five-year renewal options. The aggregate initial annual rent payments for the 94 properties will be approximately $65 million, with scheduled rent increases occurring generally every one or five years over the initial 20-year term. The Company qualified for sale-leaseback and operating lease accounting on 80 of the store properties and recorded a deferred gain of $360.1 million, which is being amortized over the respective lease periods. The remaining 14 stores did not qualify for sale-leaseback accounting primarily due to continuing involvement with adjacent properties that have not been legally subdivided from the store properties. The Company expects these store properties to qualify for sale-leaseback accounting once the adjacent properties have been legally subdivided. The financing lease liability recorded for the 14 store properties was $133.4 million.

During the first quarter of fiscal 2016, the Company sold two distributions centers in Southern California for $237.3 million, net of selling expenses, and leased them back for up to a 36-month period in a transaction that qualified for sale-leaseback accounting. The deferred gain on the sale of these distribution centers was $97.4 million, which is being amortized over the estimated 36-month lease period.

F-22	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in millions):

	February 24, 2018	February 25, 2017
Land	$2,624.7	$2,782.5
Buildings	5,407.9	5,637.7
Property under construction	579.3	550.7
Leasehold improvements	1,367.5	1,278.8
Fixtures and equipment	4,488.9	3,737.5
Buildings under capital leases	1,037.1	1,052.7

Total property and equipment	15,505.4	15,039.9
Accumulated depreciation and amortization	(4,735.1)	(3,528.1)

Total property and equipment, net	$10,770.3	$11,511.8

Depreciation expense was $1,330.5 million, $1,245.5 million and $1,096.2 million for fiscal 2017, 2016 and 2015, respectively. Amortization expense related to capitalized lease assets was $120.2 million, $144.5 million and $137.1 million in fiscal 2017, 2016 and 2015, respectively. Fixed asset impairment losses of $78.8 million, $39.5 million and $35.9 million were recorded as a component of Selling and administrative expenses in fiscal 2017, 2016 and 2015, respectively. The impairment losses primarily relate to assets in underperforming stores.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in the Company’s goodwill balances (in millions):

	February 24, 2018	February 25, 2017
Balance at beginning of year	$1,167.8	$1,131.1
Acquisitions and related adjustments	157.8	36.7
Impairment	(142.3)	—

Balance at end of year	$1,183.3	$1,167.8

During the second quarter of fiscal 2017, there was a sustained decline in the market multiples of publicly traded peer companies. In addition, during the second quarter of fiscal 2017, the Company revised its short-term operating plan. As a result, the Company determined that an interim review of its recoverability of goodwill was necessary. Consequently, during the second quarter of fiscal 2017, the Company recorded a goodwill impairment loss of $142.3 million, substantially all within the Acme reporting unit relating to the November 2015 acquisition of stores from The Great Atlantic and Pacific Tea Company, Inc., due to changes in the estimate of its long-term future financial performance to reflect lower expectations for growth in revenue and earnings than previously estimated. The goodwill impairment loss was based on a quantitative analysis using a combination of a discounted cash flow model (income approach) and a guideline public company comparative analysis (market approach). Goodwill has been allocated to all of the Company’s reporting units and none of its reporting units have a zero or negative carrying amount of net assets.

F-23	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Intangible assets, net consisted of the following (in millions):

		February 24, 2018			February 25, 2017
	Estimated useful lives (Years)	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Trade names	40	$1,965.2	$(177.2)	$1,788.0	$1,910.9	$(123.4)	$1,787.5
Beneficial lease rights	12	918.3	(355.7)	562.6	936.1	(280.6)	655.5
Customer prescription files	5	1,486.4	(1,078.1)	408.3	1,468.4	(784.4)	684.0
Covenants not to compete	5	4.3	(2.5)	1.8	3.5	(1.9)	1.6
Specialty accreditation	6	18.0	(2.3)	15.7	—	—	—
Internally developed software	5	537.1	(246.3)	290.8	468.6	(170.1)	298.5

Total finite-lived intangible assets		4,929.3	(1,862.1)	3,067.2	4,787.5	(1,360.4)	3,427.1
Liquor licenses and restricted covenants	Indefinite	75.3	—	75.3	70.7	—	70.7

Total intangible assets, net		$5,004.6	$(1,862.1)	$3,142.5	$4,858.2	$(1,360.4)	$3,497.8

Amortization expense for intangible assets with finite useful lives was $525.2 million, $512.7 million and $497.6 million for fiscal 2017, 2016 and 2015, respectively. Estimated future amortization expense associated with the net carrying amount of intangibles with finite lives is as follows (in millions):

Fiscal Year	Amortization Expected
2018	$504.3
2019	385.8
2020	185.1
2021	159.8
2022	131.8
Thereafter	1,700.4

Total	$3,067.2

During fiscal 2017, 2016 and 2015, the Company had intangible asset impairment losses of $22.1 million, $7.1 million and $4.3 million, respectively. The impairment losses primarily relate to underperforming stores, with fiscal 2017 also including a $12.8 million loss related to information technology assets in connection with the Company’s development of a new digital platform.

The Company had long-term liabilities for unfavorable operating lease intangibles related to above-market leases of $440.1 million and $532.8 million as of February 24, 2018 and February 25, 2017, respectively. Amortization of unfavorable operating leases recorded as a reduction of expense was $77.8 million, $97.9 million and $117.2 million for fiscal 2017, 2016 and 2015, respectively.

F-24	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6—FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities;

Level 2	—	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3	—	Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of February 24, 2018 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money Market	$198.0	$198.0	$—	$—
Short-term investments(1)	24.5	22.1	2.4	—
Non-current investments(2)	91.2	40.2	51.0	—

Total	$313.7	$260.3	$53.4	$—

Liabilities:
Derivative contracts(3)	$11.8	$—	$11.8	$—
Contingent consideration(4)	60.0	—	—	60.0

Total	$71.8	$—	$11.8	$60.0

(1)	Primarily relates to Mutual Funds. Included in Other current assets on the Consolidated Balance Sheets.
(2)	Primarily relates to investments in publicly traded stock classified as available for sale (Level 1) and U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets on the Consolidated Balance Sheets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities on the Consolidated Balance Sheets.
(4)	Included in Other current liabilities and Other long-term liabilities on the Consolidated Balance Sheets.

F-25	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents assets and liabilities which are measured at fair value on a recurring basis as of February 25, 2017 (in millions):

	Fair Value Measurements
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash equivalents:
Money Market	$596.0	$596.0	$—	$—
Short-term investments(1)	21.6	19.4	2.2	—
Non-current investments(2)	97.5	45.6	51.9	—

Total	$715.1	$661.0	$54.1	$—

Liabilities:
Derivative contracts(3)	$103.7	$—	$103.7	$—
Contingent consideration(4)	281.0	—	—	281.0

Total	$384.7	$—	$103.7	$281.0

(1)	Primarily relates to Mutual Funds. Included in Other current assets on the Consolidated Balance Sheets.
(2)	Primarily relates to investments in publicly traded stock classified as available for sale (Level 1) and U.S. Treasury Notes and Corporate Bonds (Level 2). Included in Other assets on the Consolidated Balance Sheets.
(3)	Primarily relates to interest rate swaps. Included in Other current liabilities on the Consolidated Balance Sheets.
(4)	Primarily relates to CVRs. Included in Other current liabilities on the Consolidated Balance Sheets.

As of February 24, 2018 and February 25, 2017, the estimated fair value of the Company’s contingent consideration obligations was $60.0 million and $281.0 million, respectively. Contingent consideration is a Level 3 measurement and is based on cash flow projections and other assumptions for the milestone revenue targets. Changes in fair value of the contingent consideration are recorded in the consolidated statements of operations within Other expense (income).

A reconciliation of the beginning and ending balances for Level 3 liabilities follows (in millions):

	Contingent Consideration
	February 24, 2018	February 25, 2017
Beginning balance	$281.0	$269.9
Plated acquisition	60.1	—
Change in fair value	(50.9)	16.0
Payments	(230.2)	(4.9)

Ending balance	$60.0	$281.0

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to

F-26	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. As of February 24, 2018, the fair value of total debt was $10,603.4 million compared to a carrying value of $11,340.5 million, excluding debt discounts and deferred financing costs. As of February 25, 2017, the fair value of total debt was $11,882.8 million compared to the carrying value of $11,812.1 million, excluding debt discounts and deferred financing costs.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets at fair value on a non-recurring basis, including long-live assets and goodwill, which are evaluated for impairment. Long-lived assets include store-related assets such as property and equipment and certain intangible assets. The inputs used to determine the fair value of long-lived assets and a reporting unit are considered Level 3 measurements due to their subjective nature. As described elsewhere in these Consolidated Financial Statements, the Company recorded a goodwill impairment loss of $142.3 million during fiscal 2017. No goodwill impairment losses were recorded during fiscal 2016 and 2015. The Company also recorded long-lived asset impairment losses of $100.9 million, $46.6 million and $40.2 million during fiscal 2017, 2016 and 2015, respectively.

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Risk Management

The Company is exposed to market risk from fluctuations in interest rates. The Company manages its exposure to interest rate fluctuations through the use of interest rate swaps (the “cash flow hedges”). The Company’s risk management objective and strategy with respect to interest rate swaps is to protect the Company against adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt. The Company is meeting its objective by hedging the risk of changes in its cash flows (interest payments) attributable to changes in the London Inter-Bank Offering Rate (“LIBOR”), the designated benchmark interest rate being hedged (the “hedged risk”), on an amount of the Company’s debt principal equal to the then-outstanding swap notional amount.

Cash Flow Interest Rate Swaps

For derivative instruments that are designated and qualify as cash flow hedges of forecasted interest payments, the Company reports the effective portion of the gain or loss as a component of Other comprehensive income (loss) until the interest payments being hedged are recorded as Interest expense, net, at which time the amounts in Other comprehensive income (loss) are reclassified as an adjustment to Interest expense, net. Gains or losses on any ineffective portion of derivative instruments in cash flow hedging relationships are recorded in the period in which they occur as a component of Other expense (income) in the Consolidated Statement of Operations and Comprehensive Income (Loss). The Company has entered into several swaps with maturity dates in 2019 and 2021 to hedge against variability in cash flows relating to interest payments on a portion of the Company’s outstanding variable rate term debt. The aggregate notional amount of all swaps as of February 24, 2018 and February 25, 2017, were $3,110.0 million and $3,968.6 million, of which $3,052.0 million and $3,910.6 million are designated as Cash Flow Hedges, respectively, as defined by GAAP. The undesignated portion of the Company’s interest rate swaps is attributable to principal payments expected to be made through the loan’s maturity.

During fiscal 2014, in connection with the financing related to the Safeway acquisition, the Company entered into a deal-contingent interest rate swap (“Deal-Contingent Swap”) used to hedge against

F-27	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adverse fluctuations in interest rates by reducing its exposure to variability in cash flows relating to interest payments on anticipated variable rate debt issuances in connection with the Safeway acquisition. In accordance with the swap agreement, the Company receives a floating rate of interest and pays a fixed rate of interest for the life of the contract. The aggregate notional amount of the Deal Contingent Swap as of February 24, 2018 and February 25, 2017 was $1,667.0 million and $2,300.6 million, respectively. At the close of the Safeway acquisition, the Company designated it as a cash flow hedge. The fair value of the swap liability on the designation date was $96.1 million with changes in fair value recorded through earnings for the period prior to the designation date.

As of February 24, 2018 and February 25, 2017, the fair value of the Company’s interest rate swap liability was $13.0 million and $99.2 million, respectively, and was recorded in Other current liabilities.

Contemporaneously with the refinancing of the Albertsons Term Loans on December 23, 2016 (as described in Note 8—Long-term debt), the Company amended each of its existing interest rate swaps to reduce the floor on LIBOR from 100 basis points to 75 basis points. As a result, the Company dedesignated its original cash flow hedges and redesignated the amended swaps prospectively. Losses of $23.9 million, net of tax, deferred into Other comprehensive income (loss) as of the dedesignation date, which are associated with the original cash flow hedges, will be amortized to interest expense over the remaining life of the hedges.

Activity related to the Company’s derivative instruments designated as cash flow hedges consisted of the following (in millions):

	Amount of income (loss) recognized from derivatives
Derivatives designated as hedging instruments	Fiscal 2017	Fiscal 2016	Fiscal 2015	Location of income (loss) recognized from derivatives
Designated interest rate swaps	$47.0	$39.4	$(49.9)	Other comprehensive income (loss), net of tax

Activity related to the Company’s derivative instruments not designated as hedging instruments consisted of the following (in millions):

	Amount of income (loss) recognized from derivatives
Derivatives not designated as hedging instruments	Fiscal 2017	Fiscal 2016	Fiscal 2015	Location of income (loss) recognized from derivatives
Undesignated and ineffective portion of interest rate swaps	$0.6	$0.8	$(2.9)	Other expense (income)

F-28	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8—LONG-TERM DEBT

The Company’s long-term debt as of February 24, 2018 and February 25, 2017, net of debt discounts of $249.6 million and $310.0 million, respectively, and deferred financing costs of $79.7 million and $118.2 million, respectively, consisted of the following (in millions):

	February 24, 2018	February 25, 2017
Albertsons Term Loans, due 2021 to 2023, interest range of 3.0% to 3.25% plus LIBOR	$5,610.7	$5,853.0
Albertsons Senior Unsecured Notes due 2024 and 2025, interest rate of 6.625% and 5.750%, respectively	2,476.1	2,473.0
NALP 7.45% Debentures due 2029	525.5	554.6
Safeway 7.25% Debentures due 2031	576.6	575.6
NALP 8.0% Debentures due 2031	350.8	357.2
NALP 6.52% to 7.15% Medium Term Notes due 2027—2028	190.9	257.3
Safeway 5.0% Senior Notes due 2019	269.5	270.1
NALP 8.7% Debentures due 2030	186.6	209.0
NALP 7.75% Debentures due 2026	140.1	174.1
Safeway 7.45% Senior Debentures due 2027	152.5	152.7
Safeway 3.95% Senior Notes due 2020	137.5	137.7
Safeway 4.75% Senior Notes due 2021	130.8	131.0
Safeway 6.35% Notes due 2017	—	101.3
Other financing liabilities, unsecured	242.7	114.9
Mortgage notes payable, secured	20.9	22.4

Total debt	11,011.2	11,383.9
Less current maturities	(66.1)	(203.8)

Long-term portion	$10,945.1	$11,180.1

As of February 24, 2018, the future maturities of long-term debt, excluding debt discounts and deferred financing costs, consisted of the following (in millions):

2018	$66.1
2019	333.4
2020	202.1
2021	3,073.7
2022	1,112.6
Thereafter	6,552.6

Total	$11,340.5

The Company’s term loans (the “Albertsons Term Loans”), asset-based loan (“ABL”) facility (the “ABL Facility”) and certain of the outstanding notes and debentures have restrictive covenants, subject to the right to cure in certain circumstances, calling for the acceleration of payments due in the event of a breach of a covenant or a default in the payment of a specified amount of indebtedness due under certain debt arrangements. There are no restrictions on the Company’s ability to receive distributions from its subsidiaries to fund interest and principal payments due under the ABL Facility, the Albertsons Term Loans and the Company’s senior unsecured notes (the “Senior Unsecured Notes”). Each of the ABL Facility, Albertsons Term Loans and the Senior Unsecured Notes restrict the ability of the

F-29	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company to pay dividends and distribute property to the Company’s stockholders. As a result, all of the Company’s consolidated net assets are effectively restricted with respect to their ability to be transferred to the Company’s stockholders. Notwithstanding the foregoing, the ABL Facility, Albertsons Term Loans and the Senior Unsecured Notes each contain customary exceptions for certain dividends and distributions, including the ability to make cumulative distributions under the Albertsons Term Loans and Senior Unsecured Notes of up to the greater of $1.0 billion or 4.0% of the Company’s total assets (which is measured at the time of such distribution) and the ability to make distributions if certain payment conditions are satisfied under the ABL Facility. During fiscal 2017, the Company utilized the foregoing exception in connection with the Distribution (as described in Note 10—Stockholders’ / Member equity). The Company was in compliance with all such covenants and provisions as of and for the fiscal year ended February 24, 2018.

Albertsons Term Loans

As of February 28, 2015, the Albertsons Term Loans under the Albertsons term loan agreement totaled $6,296.0 million, excluding debt discounts and deferred financing costs. The Albertsons Term Loans consisted of a Term B-2 Loan of $1,437.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.375%, a Term B-3 Loan of $950.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.0%, a Term B-4 Loan of $3,609.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%, and a Term B-4-1 Loan of $300.0 million with an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%.

On December 21, 2015, the Company entered into an amendment to the Albertsons Term Loans to borrow an additional $1,145.0 million of Albertsons Term B-5 Loan. The borrowings were used to replace the NALP Senior Secured Term Loan principal of $1,141.5 million and pay related interest and fees. The Term B-5 Loan had an original maturity date of December 21, 2022 and had an interest rate of LIBOR, subject to a 1.0% floor, plus 4.5%. In connection with the term loan amendment, the Company increased the applicable margin of the Albertsons Term B-2 and B-3 Loans by 12.5 basis points.

On May 31, 2016, a portion of the net proceeds from the issuance of the 6.625% Senior Unsecured Notes (the “2024 Notes”), as further discussed below, was used to repay $519.8 million of principal on the then-existing Term B-3 Loan due 2019. The Company wrote off $15.0 million of deferred financing costs and original issue discounts in connection with the Term B-3 Loan paydown.

On June 22, 2016, the Company amended the agreement governing the Albertsons Term Loans in which three new term loan tranches were established and certain provisions of such agreement were amended. The tranches consisted of $3,280.0 million of a 2016-1 Term B-4 Loan, $1,145.0 million of a 2016-1 Term B-5 Loan and $2,100.0 million of a Term B-6 Loan (collectively, the “June 2016 Term Loans”). The proceeds from the issuance of the June 2016 Term Loans, together with $300.0 million of borrowings under the ABL Facility, were used to repay the then-existing Albertsons Term Loans and related interest and fees (collectively, the “June 2016 Term Loan Refinancing”). The June 2016 Term Loan Refinancing was accounted for as a debt modification. In connection with the June 2016 Term Loan Refinancing, the Company expensed $27.6 million of financing costs and also wrote off $12.8 million of deferred financing costs associated with the original Albertsons Term Loans. The 2016-1 Term B-4 Loan had an original maturity date of August 25, 2021, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.5%. The 2016-1 Term B-5 Loan had an original maturity date of December 21, 2022, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%. The Term B-6 Loan had an original maturity date of June 22, 2023, and had an interest rate of LIBOR, subject to a 1.0% floor, plus 3.75%.

F-30	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 9, 2016, a portion of the net proceeds from the issuance of the 5.750% Senior Secured Notes (the “2025 Notes”), as further discussed below, was used to repay $500.0 million of principal on the Term B-6 Loan. The Company wrote off $9.2 million of deferred financing costs and original issue discounts in connection with the Term B-6 Loan paydown.

On December 23, 2016, the Company amended the agreement governing the Albertsons Term Loans in which three new term loan tranches were established and certain provisions of such agreement were amended. The new tranches consisted of $3,271.8 million of a new 2016-2 Term B-4 Loan, $1,142.1 million of a new 2016-2 Term B-5 Loan and $1,600.0 million of a new 2016-1 Term B-6 Loan (collectively, the “New Term Loans”). The proceeds from the issuance of the New Term Loans were used to repay the then-existing Albertsons Term Loans and related interest and fees (collectively, the “December 2016 Term Loan Refinancing”). The December 2016 Term Loan Refinancing was accounted for as a debt modification. In connection with the December 2016 Term Loan Refinancing the Company expensed $7.9 million of financing costs and also wrote off $14.0 million of deferred financing costs associated with the original Albertsons Term Loans.

The new 2016-2 Term B-4 Loan matures on August 25, 2021, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.0%. The new 2016-2 Term B-5 Loan matures on December 21, 2022, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%. The new 2016-1 Term B-6 Loan matures on June 22, 2023, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.25%.

On June 16, 2017, the Company repaid $250.0 million of the existing term loans. In connection with the repayment, the Company wrote off $7.6 million of deferred financing costs and original issue discounts.

In addition, on June 27, 2017, the Company entered into a repricing amendment to the term loan agreement which established three new term loan tranches. The new tranches consist of $3,013.6 million of a new Term B-4 Loan, $1,139.3 million of a new Term B-5 Loan and $1,596.0 million of a new Term B-6 Loan. The (i) new Term B-4 Loan will mature on August 25, 2021, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 2.75%, (ii) new Term B-5 Loan will mature on December 21, 2022, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%, and (iii) new Term B-6 Loan will mature on June 22, 2023, and has an interest rate of LIBOR, subject to a 0.75% floor, plus 3.00%. The repricing amendment to the term loans was accounted for as a debt modification. In connection with the term loan amendment, the Company expensed $3.9 million of financing costs and also wrote off $17.8 million of deferred financing costs associated with the original term loans.

The Albertsons’ Term Loan facilities are guaranteed by Albertsons existing and future direct and indirect wholly owned domestic subsidiaries that are not borrowers, subject to certain exceptions. The Albertsons Term Loan facilities are secured by, subject to certain exceptions, (i) a first-priority lien on substantially all of the assets of the borrowers and guarantors (other than accounts receivable, inventory and related assets of the proceeds thereof (the “Albertsons ABL priority collateral”)) and (ii) a second-priority lien on substantially all of the Albertsons ABL priority collateral.

Asset-Based Loan Facility

The Company’s ABL Facility provides for a $4,000.0 million senior secured revolving credit facility. The ABL Facility has an interest rate of LIBOR plus a margin ranging from 1.25% to 1.75% and matures on December 21, 2020. The ABL Facility also provides for a letters of credit (“LOC”) sub-facility of $1,975.0 million.

F-31	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As noted above, borrowings under the ABL Facility increased $300.0 million on June 22, 2016 in connection with the Term Loan Refinancing. On August 9, 2016, $470.0 million of the net proceeds from the issuance of the 2025 Notes was used to repay the ABL Facility.

As of February 24, 2018 and February 25, 2017, the ABL Facility had no outstanding borrowings and the ABL LOC sub-facility had $576.8 million and $622.3 million letters of credit outstanding, respectively.

The ABL Facility is guaranteed by the Company’s existing and future direct and indirect wholly owned domestic subsidiaries that are not borrowers, subject to certain exceptions. The ABL Facility is secured by, subject to certain exceptions, (i) a first-priority lien on substantially all of the ABL Facility priority collateral and (ii) a third-priority lien on substantially all other assets (other than real property). The ABL Facility contains no financial covenant unless and until (a) excess availability is less than (i)10.0% of the lesser of the aggregate commitments and the then-current borrowing base at any time or is (ii) $250.0 million at any time or (b) an event of default is continuing. If any of such events occur, the Company must maintain a fixed charge coverage ratio of 1.0 to 1.0 from the date such triggering event occurs until such event of default is cured or waived and/or the 30th day that all such triggers under clause (a) no longer exist.

Notes

Senior Unsecured Notes

On May 31, 2016, the Company and substantially all of its subsidiaries completed the sale of $1,250.0 million of principal amount of its 6.625% Senior Unsecured Notes which will mature on June 15, 2024. Interest on the 2024 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2016. The 2024 Notes are also fully and unconditionally guaranteed, jointly and severally, by each of the subsidiaries that are additional issuers under the indenture governing such notes.

On August 9, 2016, the Company and substantially all of its subsidiaries completed the sale of $1,250.0 million of principal amount of its 5.750% Senior Unsecured Notes which will mature on March 15, 2025. Interest on the 2025 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2017. The 2025 Notes are also fully and unconditionally guaranteed, jointly and severally, by each of the subsidiaries that are additional issuers under the indenture governing such notes.

The Company, an issuer and direct or indirect parent of each of the other issuers of the 2024 Notes and the 2025 Notes, has no independent assets or operations. All of the direct or indirect subsidiaries of the Company, other than subsidiaries that are issuers of the 2024 Notes and the 2025 Notes, are minor, individually and in the aggregate.

Senior Secured Notes

On October 23, 2014, the Company completed the sale of $1,145.0 million of principal amount of 7.75% Senior Secured Notes (the “2022 Notes”) with an original maturity date of October 15, 2022. On February 9, 2015, following the Safeway acquisition, Albertsons redeemed $535.4 million of the 2022 Notes. On June 24, 2016, a portion of the net proceeds from the issuance of the 2024 Notes was used to fully redeem $609.6 million of principal amount of 2022 Notes, and to pay an associated make-whole

F-32	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

premium of $87.7 million and accrued interest (the “Redemption”). The Company recorded a $111.7 million loss on debt extinguishment related to the Redemption comprised of the $87.7 million make-whole premium and a $24.0 million write off of deferred financing costs and original issue discounts.

NALP Notes

During fiscal 2017, the Company repurchased NALP Notes with a par value of $160.0 million and a book value of $140.2 million for $135.5 million plus accrued interest of $3.7 million (the “NALP Notes Repurchase”). In connection with the NALP Notes Repurchase, the Company recorded a gain on debt extinguishment of $4.7 million.

Deferred Financing Costs and Interest Expense, Net

Financing costs incurred to obtain all financing other than ABL Facility financing are recognized as a direct reduction from the carrying amount of the debt liability and amortized over the term of the related debt using the effective interest method. Financing costs incurred to obtain ABL Facility financing are capitalized and amortized over the term of the related debt facilities using the straight-line method. Deferred financing costs associated with ABL Facility financing are included in Other assets and were $46.3 million and $62.4 million as of February 24, 2018 and February 25, 2017, respectively.

During fiscal 2017, total amortization and write off of deferred financing costs of $56.1 million included $22.2 million of deferred financing costs written off in connection with the Albertsons Term Loan amendments and reductions. During fiscal 2016, total amortization and write off of deferred financing costs of $84.4 million included $42.1 million of deferred financing costs written off in connection with Albertsons Term Loan amendments and reductions. During fiscal 2015, total amortization expense of $69.3 million included $17.9 million of deferred financing costs written off in connection with Albertsons Term Loan amendments and reductions.

Interest expense, net consisted of the following (in millions):

	Fiscal 2017	Fiscal 2016	Fiscal 2015
ABL facility, senior secured and unsecured notes, term loans and debentures	$701.5	$764.3	$777.0
Capital lease obligations	96.3	106.8	97.0
Amortization and write off of deferred financing costs	56.1	84.4	69.3
Amortization and write off of debt discounts	16.0	22.3	12.9
Other interest expense (income)	4.9	26.0	(5.7)

Interest expense, net	$874.8	$1,003.8	$950.5

NOTE 9—LEASES

The Company leases certain retail stores, distribution centers, office facilities, and equipment from third parties. The typical lease period is 15 to 20 years with renewal options for varying terms and, to a limited extent, options to purchase. Certain leases contain percent rent based on sales, escalation clauses or payment of executory costs such as property taxes, utilities, insurance and maintenance.

F-33	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments to be made by the Company for non-cancelable operating lease and capital lease obligations as of February 24, 2018 consisted of the following (in millions):

	Lease Obligations
Fiscal year	Operating Leases	Capital Leases
2018	$798.6	$184.6
2019	793.5	171.1
2020	705.5	152.9
2021	624.2	136.1
2022	543.5	124.2
Thereafter	3,505.6	630.5

Total future minimum obligations	$6,970.9	1,399.4

Less interest		(534.8)

Present value of net future minimum lease obligations		864.6
Less current portion		(102.1)

Long-term obligations		$762.5

The Company subleases certain property to third parties. Future minimum tenant rental income under these non-cancelable operating leases as of February 24, 2018 was $359.7 million.

Rent expense and tenant rental income under operating leases consisted of the following (in millions):

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Minimum rent	$831.6	$792.2	$759.6
Contingent rent	12.0	13.4	21.5

Total rent expense	843.6	805.6	781.1
Tenant rental income	(98.8)	(89.3)	(89.3)

Total rent expense, net of tenant rental income	$744.8	$716.3	$691.8

NOTE 10—STOCKHOLDERS’ / MEMBER EQUITY

Distribution

On June 30, 2017, the Company’s predecessor, Albertsons Companies, LLC made a cash distribution of $250.0 million to its equityholders (the “Distribution”), which resulted in a modification of certain vested awards. As a result of the modification, equity-based compensation expense recognized for fiscal 2017 includes $2.4 million of additional expense.

Equity-Based Compensation

The Company maintains the Albertsons Companies, Inc. Phantom Unit Plan (formerly, the AB Acquisition LLC Phantom Unit Plan) (the “Phantom Unit Plan”), an equity-based incentive plan, which provides for grants of Phantom Units to certain employees, directors and consultants. Prior to the Reorganization Transactions, the Phantom Unit Plan was maintained by its former parent, AB Acquisition, and each Phantom Unit provided the participant with a contractual right to receive, upon vesting, one incentive unit in AB Acquisition. Subsequent to the Reorganization Transactions, each

F-34	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Phantom Unit now provides the participant with a contactual right to receive, upon vesting, one management incentive unit in each of its parents, Albertsons Investor and KIM ACI, that collectively, own all of the outstanding shares of the Company. The Phantom Units vest over a service period, or upon a combination of both a service period and achievement of certain performance-based thresholds. The fair value of the Phantom Units is determined using an option pricing model, adjusted for lack of marketability and using an expected term or time to liquidity based on judgments made by management. Equity-based compensation expense recognized by the Company was $45.9 million, $53.3 million, and $97.8 million in fiscal 2017, 2016 and 2015, respectively.

On February 19, 2018, the Board of Directors approved a resolution to waive the performance condition related to the 2017 performance-based awards that were previously deemed not to be probable of attainment, resulting in the modification of the awards. As a result of the modification, the awards became solely time-based awards and the Company recognized equity-based compensation expense of $11.2 million in the fourth quarter of fiscal 2017. In the second quarter of fiscal 2016, the Company reversed $7.1 million of previously recorded expense on unvested 2016 performance-based awards as achievement of the 2016 performance target was no longer deemed to be probable. On October 18, 2016, the Board of Directors approved a resolution to waive the performance condition related to the 2016 performance-based awards, resulting in the modification of the awards. As a result of the modification, the awards became solely time-based awards and the Company recognized equity-based compensation expense of $23.3 million in fiscal 2016.

The Company recorded an income tax benefit of $15.6 million, $11.1 million and $12.5 million related to equity-based compensation in fiscal 2017, 2016 and 2015, respectively.

As of February 24, 2018, the Company had $40.6 million of unrecognized compensation cost related to 2.6 million unvested Phantom Units. That cost is expected to be recognized over a weighted average period of 1.4 years. The aggregate fair value of Phantom Units that vested in fiscal 2017 was $32.1 million.

NOTE 11—INCOME TAXES

The components of income tax benefit consisted of the following (in millions):

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Current
Federal(1)	$54.0	$108.6	$41.0
State(2)	26.5	20.6	9.8
Foreign	49.8	—	—

Total Current	130.3	129.2	50.8
Deferred
Federal	(807.7)	(177.9)	(93.0)
State	(216.6)	(41.6)	2.6
Foreign	(69.8)	—	—

Total Deferred	(1,094.1)	(219.5)	(90.4)

Income tax benefit	$(963.8)	$(90.3)	$(39.6)

(1)	Federal current tax expense net of $22.4 million and $31.2 million tax benefit of NOLs in fiscal 2017 and fiscal 2016, respectively. There was no income tax benefit of NOLs in fiscal 2015.
(2)	State current tax expense net of $9.6 million and $3.8 million tax benefit of NOLs in fiscal 2017 and fiscal 2016, respectively. There was no income tax benefit of NOLs in fiscal 2015.

F-35	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate to losses before income taxes was attributable to the following (in millions):

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Income tax benefit at federal statutory rate	$(301.5)	$(162.3)	$(189.6)
State income taxes, net of federal benefit	(39.8)	(20.2)	(38.9)
Change in valuation allowance	(218.0)	107.1	113.0
Tax Cuts and Jobs Act	(430.4)	—	—
Unrecognized tax benefits	(36.5)	(18.7)	3.1
Member loss	83.1	16.6	60.4
Charitable donations	—	(11.1)	(11.1)
Tax Credits	(9.1)	(17.3)	(6.9)
Indemnification asset / liability	—	5.1	14.0
CVR liability adjustment	(20.3)	7.5	—
Reorganization of limited liability companies	46.7	—	—
Nondeductible equity-based compensation expense	1.6	4.2	12.3
Other	(39.6)	(1.2)	4.1

Income tax benefit	$(963.8)	$(90.3)	$(39.6)

The valuation allowance activity on deferred tax assets was as follows (in millions):

	February 24, 2018	February 25, 2017	February 27, 2016
Beginning balance	$387.6	$286.8	$90.4
Additions charged to income tax expense	141.0	107.1	113.0
Reductions credited to income tax expense	(359.0)	—	—
Changes to other comprehensive income or loss and other	(34.7)	(6.3)	83.4

Ending balance	$134.9	$387.6	$286.8

In connection with the Reorganization Transactions, the Company recorded deferred tax liabilities in excess of deferred tax assets of $46.7 million for the limited liability companies held by AB Acquisition and taxed previously to the members. Prior to the Reorganization Transactions, taxes on income from limited liability companies held by AB Acquisition were payable by the members in accordance with their respective ownership percentages.

Also in connection with the Reorganization Transactions, the Company reorganized its Subchapter C corporation subsidiaries which allows the Company to use deferred tax assets, which previously had offsetting valuation allowance, against future taxable income of certain other Subchapter C subsidiaries that have a history of taxable income and are projected to continue to have future taxable income. The Company reassessed its valuation allowance based on available negative and positive evidence to estimate if sufficient taxable income will be generated to use existing deferred tax assets. In this assessment, the Company considered projected future taxable income, including the scheduling of reversals of deferred tax liabilities, the overall business environment, historical performance and any available tax planning strategies. On the basis of this evaluation, the Company released a substantial portion of its valuation allowance against its net deferred tax assets, resulting in a $218.0 million non-

F-36	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cash tax benefit in fiscal 2017. The Company continues to maintain a valuation allowance against net deferred tax assets in jurisdictions where it is not more likely than not to be realized.

On December 22, 2017, the President signed the Tax Cuts and Jobs Act (the “Tax Act”) into law, which enacts significant changes to U.S. income tax and related laws. The Company is impacted by a number of aspects of the Tax Act, most notably the reduction in the top U.S. corporate income tax rate from 35% to 21%, a one-time transition tax on the accumulated unremitted foreign earnings and profits of the Company’s foreign subsidiaries, and 100% expensing of certain qualified property acquired and placed in service after September 27, 2017.

Also on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for income tax effects of the Tax Act. SAB 118 allows the Company to record provisional amounts during a measurement period not to extend beyond one year from the date of enactment. Due to the timing and complexity of the Tax Act, as of February 24, 2018, the Company has not completed its accounting for the tax effects of the Tax Act. However, the Company has made a reasonable estimate of the effects on its existing deferred tax balances, and the effects of the one-time mandatory repatriation tax, resulting in a provisional non-cash tax benefit of $430.4 million. The ultimate tax effect will differ upon analysis of technical guidance that may be issued, changes in interpretations and assumptions the Company has made, additional analysis and changes in estimates, and actions the Company may take because of tax reform. The ultimate tax effect of the provisional one-time transition tax will differ upon completion of the Company’s analysis of its foreign earnings and profits, and availability of offsetting foreign tax credits. The Company will complete the accounting for impacts of the Tax Act and record any changes as a discrete tax expense or benefit once it completes its analysis in the third quarter of fiscal 2018, within the measurement period in accordance with SAB 118.

F-37	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company’s deferred tax assets and liabilities consisted of the following (in millions):

	February 24, 2018	February 25, 2017
Deferred tax assets:
Compensation and benefits	$122.3	$190.6
Net operating loss	160.5	213.8
Pension & postretirement benefits	194.7	341.4
Reserves	6.3	53.9
Self-Insurance	265.1	350.6
Tax credits	57.4	48.3
Other	59.3	43.0

Gross deferred tax assets	865.6	1,241.6
Less: valuation allowance	(134.9)	(387.6)

Total deferred tax assets	730.7	854.0
Deferred tax liabilities:
Debt discounts	73.7	86.3
Depreciation and amortization	903.5	1,617.6
Inventories	322.9	477.2
Investment in foreign operations	—	130.4
Other	10.5	22.3

Total deferred tax liabilities	1,310.6	2,333.8

Net deferred tax liability	$(579.9)	$(1,479.8)

Noncurrent deferred tax asset	$—	$—
Noncurrent deferred tax liability	(579.9)	(1,479.8)

Total	$(579.9)	$(1,479.8)

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of February 24, 2018, a valuation allowance of $134.9 million has been recorded for the portion of the deferred tax asset that is not more likely than not to be realized, consisting primarily of carryovers in jurisdictions where the Company has minimal presence or does not expect to have future taxable income. The Company will continue to evaluate the need to adjust the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be adjusted if the Company incurs losses in certain subsidiaries or jurisdictions.

The Company currently has federal and state net operating loss (“NOL”) carryforwards of $385.0 million and $1,932.2 million, respectively, which will begin to expire in 2018 and continue through the fiscal year ending February 2037. As of February 24, 2018, the Company had federal and state credit carryforwards of $17.1 million and $55.0 million, respectively, the majority of which will expire in 2023.

F-38	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the Company’s unrecognized tax benefits consisted of the following (in millions):

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Beginning balance	$418.0	$435.3	$451.5
Increase related to tax positions taken in the current year	65.4	63.8	11.5
Increase related to tax positions taken in prior years	4.6	6.4	19.7
Decrease related to tax position taken in prior years	(70.0)	(71.0)	(3.5)
Decrease related to settlements with taxing authorities	(17.5)	(9.8)	(42.1)
Decrease related to lapse of statute of limitations	(44.5)	(6.7)	(1.8)

Ending balance	$356.0	$418.0	$435.3

Included in the balance of unrecognized tax benefits as of February 24, 2018, February 25, 2017 and February 27, 2016 are tax positions of $249.0 million, $231.3 million and $228.0 million, respectively, which would reduce the Company’s effective tax rate if recognized in future periods. Of the $249.0 million that could impact tax expense, the Company has recorded $9.7 million of indemnification assets that would offset any future recognition. As of February 24, 2018, the Company is no longer subject to federal income tax examinations for the fiscal years prior to 2012 and in most states, is no longer subject to state income tax examinations for fiscal years before 2007. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognized expense related to interest and penalties, net of settlement adjustments, of $4.6 million, $4.5 million and $2.4 million for fiscal 2017, 2016 and 2015, respectively.

In fiscal 2016, the Company adopted the IRS safe harbor rule for taxpayers operating retail establishments for determining whether expenditures paid or incurred to remodel or refresh a qualified building are deductible. As a result of adopting this safe harbor, the Company reduced $70.1 million of uncertain tax benefit in fiscal 2016, and there was no impact on the tax provision due to an offsetting deferred adjustment. The Company believes it is reasonably possible that the reserve for uncertain tax positions may be reduced by approximately $54.1 million in the next twelve months.

NOTE 12—EMPLOYEE BENEFIT PLANS AND COLLECTIVE BARGAINING AGREEMENTS

Pension Plans

The Company sponsors a defined benefit pension plan (the “Safeway Plan”) for substantially all of its employees under the Safeway banners not participating in multiemployer pension plans. The Company also sponsors a defined benefit pension plan (the “Shaw’s Plan”) covering union employees under the Shaw’s banner. Effective April 1, 2015, the Company implemented a soft freeze of the Safeway Plan. A soft freeze means that all existing employees as of March 31, 2015 currently participating will remain in the Safeway Plan but any new non-union employees hired after that date will no longer be part of the Safeway Plan but instead will be offered retirement benefits under an enhanced 401(k) program. The Company also sponsors a frozen plan (the “United Plan”) covering certain employees under the United banners and a Retirement Restoration Plan that provides death benefits and supplemental income payments for certain senior executives after retirement. The Retirement Restoration Plan is unfunded.

On May 15, 2016, the Company, through an indirect, wholly-owned subsidiary, acquired 100% of the outstanding equity of Collington Services, LLC (“Collington”) from C&S Wholesale Grocers, Inc. (“C&S”) for nominal cash consideration and the assumption of certain liabilities, primarily related to employee compensation and benefits of the workforce acquired. Prior to the acquisition, C&S, through its wholly-owned subsidiary, Collington, managed and operated the Company’s distribution center

F-39	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

located in Upper Marlboro, Maryland. By purchasing the equity of Collington, the Company settled a pre-existing reimbursement arrangement under the previous supply agreement relating to the pension plan in which Collington employees participate. Consequently, the Company, through its newly acquired subsidiary, Collington, assumed primary liability for the Collington employees participating in the pension plan. Prior to the acquisition of Collington, the pension plan was a multiple employer plan, with Safeway and C&S being the respective employers. The Safeway portion of the plan was accounted for as a multiemployer plan, with the C&S portion being accounted for by the Company through the previous supply agreement. Also, contemporaneously with the acquisition of Collington, the Company negotiated a new supply agreement with C&S and negotiated concessions directly from the unions representing the Collington employees at the distribution center. The acquisition of Collington resulted in a charge of approximately $78.9 million to net pension expense during the first quarter of fiscal 2016. Upon the assumption of the C&S portion of the pension plan through the equity acquisition, the multiple-employer pension plan will be accounted for as a single employer plan.

Other Post-Retirement Benefits

In addition to the Company’s pension plans, the Company provides post-retirement medical and life insurance benefits to certain employees. Retirees share a portion of the cost of the post-retirement medical plans. The Company pays all the cost of the life insurance plans. The plans are unfunded.

Additionally, in connection with the Collington transaction, the Company negotiated with the respective unions a new unfunded post-retirement obligation with a projected benefit obligation of approximately $15.5 million, recorded through Other comprehensive income (loss) as prior service cost during the first quarter of fiscal 2016.

As of February 27, 2016, the Company changed the method used to estimate the service and interest rate components of net periodic benefit cost for its defined benefit pension plans and other post-retirement benefit plans. Historically, the service and interest rate components were estimated using a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. The Company has elected to use a full yield curve approach in the estimation of service and interest cost components of net pension and other post-retirement benefit plan expense by applying the specific spot rates along the yield curve used in the determination of the projected benefit obligation to the relevant projected cash flows. The Company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of service and interest costs. This change does not affect the measurement and calculation of the Company’s total benefit obligations. The Company has accounted for this change as a change in estimate that is inseparable from a change in accounting principle and accounted for it prospectively beginning in the first quarter of fiscal 2016. This change did not have a material impact on the Company’s fiscal 2016 net pension expense.

F-40	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides a reconciliation of the changes in the retirement plans’ benefit obligation and fair value of assets over the two-year period ended February 24, 2018 and a statement of funded status as of February 24, 2018 and February 25, 2017 (in millions):

	Pension		Other Post-Retirement Benefits
	February 24, 2018	February 25, 2017	February 24, 2018	February 25, 2017
Change in projected benefit obligation:
Beginning balance	$2,613.0	$2,431.8	$31.2	$16.7
Collington acquisition	—	222.3	—	15.5
Service cost	49.8	49.3	1.0	0.2
Interest cost	88.3	87.6	0.9	0.9
Actuarial (gain) loss	(56.6)	22.1	(4.5)	—
Plan participant contributions	—	—	0.5	0.7
Benefit payments	(78.7)	(200.1)	(2.2)	(2.8)
Settlements	(264.0)	—	—	—

Ending balance	$2,351.8	$2,613.0	$26.9	$31.2

Change in fair value of plan assets:
Beginning balance	$1,934.8	$1,717.5	$—	$—
Collington acquisition	—	143.4
Actual return on plan assets	201.6	264.6	—	—
Employer contributions	20.2	9.4	1.7	2.1
Plan participant contributions	—	—	0.5	0.7
Benefit payments (including settlements)	(342.6)	(200.1)	(2.2)	(2.8)

Ending balance	$1,814.0	$1,934.8	$—	$—

Components of net amount recognized in financial position:
Other current liabilities	$(6.8)	$(6.0)	$(2.2)	$(1.8)
Other long-term liabilities	(531.0)	(672.2)	(24.7)	(29.4)

Funded status	$(537.8)	$(678.2)	$(26.9)	$(31.2)

Amounts recognized in Accumulated other comprehensive income (loss) consisted of the following (in millions):

	Pension		Other Post-Retirement Benefits
	February 24, 2018	February 25, 2017	February 24, 2018	February 25, 2017
Net actuarial gain	$(256.4)	$(142.8)	$(6.0)	$(1.6)
Prior service cost	0.3	0.4	9.3	13.0

	$(256.1)	$(142.4)	$3.3	$11.4

F-41	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information for the Company’s pension plans, all of which have an accumulated benefit obligation in excess of plan assets as of February 24, 2018 and February 25, 2017, is shown below (in millions):

	February 24, 2018	February 25, 2017
Projected benefit obligation	$2,351.8	$2,613.0
Accumulated benefit obligation	2,349.6	2,572.0
Fair value of plan assets	1,814.0	1,934.8

The following table provides the components of net expense for the retirement plans and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) (in millions):

	Pension		Other Post-Retirement Benefits
	Fiscal 2017	Fiscal 2016	Fiscal 2017	Fiscal 2016
Components of net expense:
Estimated return on plan assets	$(119.6)	$(123.9)	$—	$—
Service cost	49.8	49.3	1.0	0.2
Interest cost	88.3	87.6	0.9	0.9
Amortization of prior service cost	0.1	—	3.7	2.5
Amortization of net actuarial loss (gain)	0.4	—	(0.1)	—
Collington acquisition	—	78.9	—	—
Gain due to settlement accounting	(25.4)	—	—	—

Net (benefit) expense	(6.4)	91.9	5.5	3.6
Changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):
Net actuarial gain	(138.6)	(118.5)	(4.5)	—
Gain due to settlement accounting	25.4	—	—	—
Amortization of net actuarial (loss) gain	(0.4)	—	0.1	—
Prior service cost	—	0.2	—	15.5
Amortization of prior service cost	(0.1)	—	(3.7)	(2.5)

Total recognized in Other comprehensive income (loss)	(113.7)	(118.3)	(8.1)	13.0

Total net expense and changes in plan assets and benefit obligations recognized in Other comprehensive income (loss)	$(120.1)	$(26.4)	$(2.6)	$16.6

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. When the accumulation of actuarial gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets, the excess is amortized over the average remaining service period of active participants. No significant prior service costs or estimated net actuarial gain or loss is expected to be amortized from Other comprehensive income (loss) into periodic benefit cost during fiscal 2018.

F-42	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions

The weighted average actuarial assumptions used to determine year-end projected benefit obligations for pension plans were as follows:

	February 24, 2018	February 25, 2017
Discount rate	4.12%	4.21%
Rate of compensation increase	2.87%	2.88%

The weighted average actuarial assumptions used to determine net periodic benefit costs for pension plans were as follows:

	February 24, 2018	February 25, 2017
Discount rate	4.21%	4.25%
Expected return on plan assets:	6.40%	6.96%

On February 25, 2017, the Company adopted the new MP-2016 projection scale to the RP-2014 mortality tables to be applied on a generational basis for calculating the Company’s 2016 year-end benefit plan obligations. The tables assume an improvement in life expectancy in the future but at a slower rate than the MP-2015 projection scale to the RP-2014 mortality table used for calculating the Company’s 2015 year-end benefit plan obligations and 2016 expense. Similarly, on February 24, 2018, the Company adopted the new MP-2017 projection scale which assumes an improvement in life expectancy at a slower rate than the MP-2016 projection scale. The change to the mortality table projection scale resulted in a decrease to the Company’s current year benefit obligation and future expenses.

The Company has adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic long-term asset allocation mix designed to meet the Company’s long-term pension requirements. This asset allocation policy is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The investment policy also emphasizes the following key objectives: (1) maintaining a diversified portfolio among asset classes and investment styles; (2) maintaining an acceptable level of risk in pursuit of long-term economic benefit; (3) maximizing the opportunity for value-added returns from active investment management while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio are consistent with the original investment mandate; and (4) maintaining adequate controls over administrative costs.

The following table summarizes actual allocations for the Safeway Plan which had $1.6 billion in plan assets as of February 24, 2018:

		Plan Assets
Asset category	Target	February 24, 2018	February 25, 2017
Equity	65%	65.0%	63.1%
Fixed income	35%	35.5%	36.2%
Cash and other	—%	(0.5)%	0.7%

Total	100%	100.0%	100.0%

F-43	(Continued)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the actual allocations for the Shaw’s Plan which had approximately $220 million in plan assets as of February 24, 2018:

		Plan Assets
Asset category	Target	February 24, 2018	February 25, 2017
Equity	65%	65.4%	66.7%
Fixed income	35%	32.2%	33.3%
Cash and other	—%	2.4%	—%

Total	100%	100.0%	100.0%

The following table summarizes the actual allocations for the United Plan which had approximately $34 million in plan assets as of February 24, 2018:

		Plan Assets
Asset category	Target(1)	February 24, 2018	February 25, 2017
Equity	50%	50.1%	51.0%
Fixed income	50%	47.9%	31.0%
Cash and other	—%	2.0%	18.0%

Total	100%	100.0%	100.0%

(1)	The target market value of equity securities for the United Plan is 50% of plan assets. If the equity percentage exceeds 60% or drops below 40%, the asset allocation is adjusted to target.

Expected return on pension plan assets is based on historical experience of the Company’s portfolios and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation.

F-44	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plan Assets

The fair value of the Company’s pension plan assets as of February 24, 2018, excluding pending transactions of $87.4 million payable to an intermediary agent, by asset category are as follows (in millions):

	Fair Value Measurements
Asset category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV
Cash and cash equivalents(1)	$6.5	$1.5	$5.0	$—	$—
Short-term investment collective trust(2)	67.0	—	67.0	—	—
Common and preferred stock:(3)
Domestic common and preferred stock	244.7	244.7	—	—	—
International common stock	59.0	59.0	—	—	—
Collective trust funds(2)	686.0	—	1.3	—	684.7
Corporate bonds(4)	118.7	—	118.7	—	—
Mortgage- and other asset-backed securities(5)	45.2	—	45.2	—	—
Mutual funds(6)	254.3	146.0	21.3	—	87.0
U.S. government securities(7)	354.5	—	354.5	—	—
Other securities(8)	65.5	0.1	26.6	—	38.8

Total	$1,901.4	$451.3	$639.6	$—	$810.5

(1)	The carrying value of these items approximates fair value.
(2)	These investments are valued based on the Net Asset Value (“NAV”) of the underlying investments and are provided by the fund issuers. There are no unfunded commitments or redemption restrictions for these funds. Funds meeting the practical expedient are included in the Assets Measured at NAV column.
(3)	The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for identical stock, an industry valuation model is used which maximizes observable inputs.
(4)	The fair value of corporate bonds is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.
(5)	The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for comparable securities, the fair value is based upon an industry valuation model which maximizes observable inputs.
(6)	These investments are open-ended mutual funds that are registered with the Securities and Exchange Commission which are valued using the NAV. The NAV of the mutual funds is a published price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis. There are no unfunded commitments, or redemption restrictions for these funds, and the funds are required to transact at the published price.

F-45	(Continued)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)	The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model which maximizes observable inputs.
(8)	Level 2 Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Also included in Other securities is a commingled fund valued based on the NAV of the underlying investments and is provided by the issuer and exchange-traded derivatives that are valued based on quoted prices in an active market for identical derivatives, assets and liabilities. Funds meeting the practical expedient are included in the Assets Measured at NAV column. Exchange-traded derivatives are valued based on quoted prices in an active market for identical derivatives assets and liabilities. Non-exchange-traded derivatives are valued using industry valuation models, which maximize observable inputs, such as interest-rate yield curve data, foreign exchange rates and applicable spot and forward rates.

The fair value of the Company’s pension plan assets as of February 25, 2017, excluding pending transactions of $75.1 million payable to an intermediary agent, by asset category are as follows (in millions):

	Fair Value Measurements
Asset category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets Measured at NAV
Cash and cash equivalents(1)	$13.4	$11.4	$2.0	$—	$—
Short-term investment collective trust(2)	43.7	—	43.7	—	—
Common and preferred stock:(3)
Domestic common and preferred stock	307.1	307.1	—	—	—
International common stock	66.2	66.2	—	—	—
Collective trust funds(2)	757.3	—	—	—	757.3
Corporate bonds(4)	146.3	—	146.3	—	—
Mortgage- and other asset-backed securities(5)	60.4	—	60.4	—	—
Mutual funds(6)	184.9	166.4	18.5	—	—
U.S. government securities(7)	363.2	—	363.2	—	—
Other securities(8)	67.4	0.1	33.4	—	33.9

Total	$2,009.9	$551.2	$667.5	$—	$791.2

(1)	The carrying value of these items approximates fair value.
(2)	These investments are valued based on the NAV of the underlying investments and are provided by the fund issuers. There are no unfunded commitments or redemption restrictions for these funds. Funds meeting the practical expedient are included in the Assets Measured at NAV column.
(3)	The fair value of common stock is based on the exchange quoted market prices. When quoted prices are not available for identical stock, an industry valuation model is used which maximizes observable inputs.

F-46	(Continued)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	The fair value of corporate bonds is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.
(5)	The fair value of mortgage- and other asset-backed securities is generally based on yields currently available on comparable securities of the same or similar issuers with similar credit ratings and maturities. When quoted prices are not available for comparable securities, the fair value is based upon an industry valuation model which maximizes observable inputs.
(6)	These investments are open-ended mutual funds that are registered with the Securities and Exchange Commission which are valued using the NAV. The NAV of the mutual funds is a published price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund’s liabilities, expressed on a per-share basis. There are no unfunded commitments, or redemption restrictions for these funds, and the funds are required to transact at the published price.
(7)	The fair value of U.S. government securities is based on quoted market prices when available. When quoted prices are not available, the fair value of U.S. government securities is based on yields currently available on comparable securities or on an industry valuation model which maximizes observable inputs.
(8)	Level 2 Other securities, which consist primarily of U.S. municipal bonds, foreign government bonds and foreign agency securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Also included in Other securities is a commingled fund valued based on the NAV of the underlying investments and is provided by the issuer and exchange-traded derivatives that are valued based on quoted prices in an active market for identical derivatives, assets and liabilities. Funds meeting the practical expedient are included in the Assets Measured at NAV column. Exchange-traded derivatives are valued based on quoted prices in an active market for identical derivatives assets and liabilities. Non-exchange-traded derivatives are valued using industry valuation models, which maximize observable inputs, such as interest-rate yield curve data, foreign exchange rates and applicable spot and forward rates.

Contributions

In fiscal 2017 and 2016, the Company contributed $21.9 million and $11.5 million, respectively, to its pension and post-retirement plans. The Company expects to contribute $55.8 million to its pension and post-retirement plans in fiscal 2018. The Company’s funding policy for the defined benefit pension plan is to contribute the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended, and other applicable laws as determined by the Company’s external actuarial consultant. At the Company’s discretion, additional funds may be contributed to the defined benefit pension plans. The Company will recognize contributions in accordance with applicable regulations, with consideration given to recognition for the earliest plan year permitted.

F-47	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (in millions):

	Pension Benefits	Other Benefits
2018	$134.2	$2.3
2019	152.0	2.3
2020	154.5	2.1
2021	155.6	2.1
2022	157.2	2.0
2023–2027	783.2	8.5

Multiemployer Pension Plans

The Company contributes to various multiemployer pension plans. These multiemployer plans generally provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Plan trustees typically are responsible for determining the level of benefits to be provided to participants as well as the investment of the assets and plan administration. Expense is recognized in connection with these plans as contributions are funded.

The risks of participating in these multiemployer plans are different from the risks associated with single-employer plans in the following respects:

•	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•	If the Company chooses to stop participating in some multiemployer plans, or makes market exits or store closures or otherwise has participation in the plan fall below certain levels, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability. The Company records the actuarially determined estimated liability at an undiscounted amount.

The Company’s participation in these plans is outlined in the table below. The EIN-Pension Plan Number column provides the Employer Identification Number (“EIN”) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act zone status (“PPA”) available for fiscal 2017 and 2016 is for the plan’s year ending at December 31, 2016, and December 31, 2015, respectively. The zone status is based on information received from the plans and is certified by each plan’s actuary. The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented by the plan trustees.

Certain plans have been aggregated in the Other funds line in the following table, as the contributions to each of these plans are not individually material. None of the Company’s collective bargaining agreements require that a minimum contribution be made to these plans.

As a part of the Safeway acquisition, the Company assumed withdrawal liabilities related to Safeway’s previous closure of its Dominick’s division. The Company recorded a $221.8 million multiemployer

F-48	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

pension withdrawal liability related to Safeway’s withdrawal from these plans. The Company is disputing in arbitration certain factors used to determine the allocation of the unfunded vested benefits, and therefore, the annual pension payment installments due to the UFCW Midwest Plan are also in dispute. The Company’s estimated liability reflects the Company’s best estimate of the probable outcome of this arbitration. The amount of the withdrawal liability recorded as of February 24, 2018 with respect to the Dominick’s division was $160.1 million, primarily reflecting minimum required payments made subsequent to the date of consummation of the Safeway acquisition.

The following tables contain information about the Company’s multiemployer plans:

	EIN - PN	Pension Protection Act zone status(1)		Company’s 5% of total plan contributions		FIP/RP status pending/implemented
Pension fund		2017	2016	2016	2015
UFCW-Northern California Employers Joint Pension Trust Fund	946313554-001	Red	Red	Yes	Yes	Implemented
Western Conference of Teamsters Pension Plan	916145047-001	Green	Green	No	No	No
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan(5)	951939092-001	Red	Red	Yes	Yes	Implemented
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	526128473-001	Red	Red	Yes	Yes	Implemented
Sound Retirement Trust (formerly Retail Clerks Pension Trust)(2)(7)	916069306-001	Red	Red	Yes	Yes	Implemented
Bakery and Confectionery Union and Industry International Pension Fund	526118572-001	Red	Red	Yes	Yes	Implemented
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	236396097-001	Red	Red	Yes	Yes	Implemented
Rocky Mountain UFCW Unions & Employers Pension Plan	846045986-001	Green	Green	Yes	Yes	No
UFCW Local 152 Retail Meat Pension Fund(6)	236209656-001	Red	Red	Yes	Yes	Implemented
Desert States Employers & UFCW Unions Pension Plan	846277982-001	Green	Green	Yes	Yes	No
UFCW International Union - Industry Pension Fund(6)	516055922-001	Green	Green	Yes	No	No
Mid Atlantic Pension Fund	461000515-001	Green	Green	Yes	Yes	No
Retail Food Employers and UFCW Local 711 Pension Trust Fund	516031512-001	Red	Red	Yes	Yes	Implemented
Oregon Retail Employees Pension Trust	936074377-001	Green	Green	Yes	Yes	No

F-49	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Contributions of Company (in millions)			Surcharge imposed(3)	Expiration date of collective bargaining agreements	Total collective bargaining agreements	Most significant collective bargaining agreement(s)(4)
Pension fund	2017	2016	2015				Count	Expiration
UFCW-Northern California Employers Joint Pension Trust Fund	$110.2	$98.9	$90.2	No	8/29/2015 to 8/3/2019	59	52	10/13/2018
Western Conference of Teamsters Pension Plan	$61.2	$59.1	$57.0	No	1/27/2018 to 7/8/2023	51	16	9/20/2020
Southern California United Food & Commercial Workers Unions and Food Employers Joint Pension Plan(5)	$92.4	$63.9	$84.3	No	10/16/2016 to 3/3/2019	40	36	3/3/2019
Food Employers Labor Relations Association and United Food and Commercial Workers Pension Fund	$20.4	$33.8	$19.7	No	10/16/2019 to 2/22/2020	19	16	10/26/2019
Sound Retirement Trust (formerly Retail Clerks Pension Trust)(2)(7)	$32.1	$33.1	$22.3	No	9/20/2017 to 1/15/2021	116	22	5/4/2019
Bakery and Confectionery Union and Industry International Pension Fund	$16.6	$17.1	$15.7	No	9/3/2011 to 4/10/2021	90	19	4/10/2021
UFCW Union and Participating Food Industry Employers Tri-State Pension Fund	$15.8	$16.7	$14.8	No	1/31/2018 to 1/25/2022	4	1	1/31/2018
Rocky Mountain UFCW Unions & Employers Pension Plan	$10.8	$11.0	$10.6	No	6/9/2018 to 11/23/2019	87	16	1/12/2019
UFCW Local 152 Retail Meat Pension Fund(6)	$11.0	$10.8	$9.1	No	5/5/2016 to 5/2/2020	2	2	5/2/2020
Desert States Employers & UFCW Unions Pension Plan	$9.3	$9.1	$9.1	No	11/3/2018 to 10/24/2020	13	2	10/24/2020
UFCW International Union - Industry Pension Fund(6)	$12.4	$8.6	$7.8	No	6/9/2018 to 10/24/2020	12	6	6/9/2018
Mid Atlantic Pension Fund	$6.8	$6.9	$6.6	No	10/26/2019 to 2/22/2020	19	16	10/26/2019
Retail Food Employers and UFCW Local 711 Pension Trust Fund	$6.6	$5.4	$5.8	No	4/9/2017 to 3/3/2019	7	2	3/3/2019
Oregon Retail Employees Pension Trust	$6.6	$2.3	$5.5	No	9/1/2016 to 12/6/2019	85	22	8/4/2018
Other funds	$19.0	$22.4	$21.3

Total Company contributions to U.S. multiemployer pension plans	$431.2	$399.1	$379.8

(1)	PPA established three categories (or “zones”) of plans: (1) “Green Zone” for healthy; (2) “Yellow Zone” for endangered; and (3) “Red Zone” for critical. These categories are based upon the funding ratio of the plan assets to plan liabilities. In general, Green Zone plans have a funding ratio greater than 80%, Yellow Zone plans have a funding ratio between 65%—79%, and Red Zone plans have a funding ratio less than 65%.
(2)	Sound Retirement Trust information includes former Washington Meat Industry Pension Trust due to merger into Sound Retirement Trust, effective June 30, 2014.
(3)	Under the PPA, a surcharge may be imposed when employers make contributions under a collective bargaining agreement that is not in compliance with a rehabilitation plan. As of

F-50	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 24, 2018, the collective bargaining agreements under which the Company was making contributions were in compliance with rehabilitation plans adopted by the applicable pension fund.
(4)	These columns represent the number of most significant collective bargaining agreements aggregated by common expiration dates for each of the Company’s pension funds listed above.
(5)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at March 31, 2017 and March 31, 2016.
(6)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at June 30, 2016 and June 30, 2015.
(7)	The information for this fund was obtained from the Form 5500 filed for the plan’s year-end at September 30, 2016 and September 30, 2015.

Collective Bargaining Agreements

As of February 24, 2018, the Company had approximately 275,000 employees, of which approximately 187,000 were covered by collective bargaining agreements. During fiscal 2017, collective bargaining agreements covering approximately 9,400 employees were renegotiated. During fiscal 2018, 209 collective bargaining agreements covering approximately 54,000 employees are scheduled to expire.

Multiemployer Health and Welfare Plans

The Company makes contributions to multiemployer health and welfare plans in amounts set forth in the related collective bargaining agreements. These plans provide medical, dental, pharmacy, vision, and other ancillary benefits to active employees and retirees as determined by the trustees of each plan. The majority of the Company’s contributions cover active employees and as such, may not constitute contributions to a postretirement benefit plan. However, the Company is unable to separate contribution amounts to postretirement benefit plans from contribution amounts paid to active plans. Total contributions to multiemployer health and welfare plans were $1.2 billion, $1.2 billion and $1.1 billion for fiscal 2017, 2016 and 2015, respectively.

Defined Contribution Plans and Supplemental Retirement Plans

Many of the Company’s employees are eligible to contribute a percentage of their compensation to defined contribution plans (“401(k) Plans”). Participants in the 401(k) Plans may become eligible to receive a profit-sharing allocation in the form of a discretionary Company contribution based on employee compensation. In addition, the Company may also provide matching contributions based on the amount of eligible compensation contributed by the employee. The Company provides supplemental retirement benefits through the Albertson’s LLC Executive Deferred Compensation Makeup Plan and the United Supplemental Plan, which provide certain key employees with retirement benefits that supplement those provided by the 401(k) Plans. All Company contributions to the 401(k) Plans are made at the discretion of the Company’s Board of Directors. Total contributions for these plans were $44.6 million, $38.8 million and $37.9 million for fiscal 2017, 2016 and 2015, respectively.

NOTE 13—RELATED PARTIES AND OTHER RELATIONSHIPS

Transition Services Agreement with SuperValu

The Consolidated Financial Statements include expenses for certain support functions provided by SuperValu through Transition Services Agreements (“TSA”) including, but not limited to, general corporate expenses related to finance, legal, information technology, warehouse and distribution, human resources, communications, processing and handling cardholder data, and procurement of goods. Fees are calculated on a per-store and distribution center basis of fixed and variable costs for services.

F-51	(Continued)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 16, 2015, the Company entered into a letter agreement regarding the TSA with SuperValu (the “TSA Letter Agreement”) pursuant to which SuperValu will provide services to the Company as needed to transition and wind down the TSA and the services SuperValu provides under the TSA. In exchange for these transition and wind down services, the agreement calls for eight payments of $6.25 million every six months for aggregate fees of $50.0 million. These payments are separate from and incremental to the fixed and variable fees the Company pays to SuperValu under the TSA. The parties also agreed to negotiate in good faith if either the costs associated with the transition and wind down services are materially higher (i.e. 5.0% or more) than anticipated, or SuperValu is not performing in all material respects the transition and wind down services as needed to support the Company’s transition and wind down activities.

On October 17, 2017, the Company exercised its right to terminate the TSAs with SuperValu. The Company’s TSAs will terminate during the third quarter of fiscal 2018, subject to certain exceptions.

Summary of SuperValu activity

Activities with SuperValu that are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following (in millions):

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Supply agreements included in Cost of sales	$1,674.7	$1,749.1	$1,496.6
Selling and administrative expenses	119.4	157.1	190.6

Total	$1,794.1	$1,906.2	$1,687.2

Cerberus

In connection with the Safeway acquisition, the Company entered into a four-year management agreement with Cerberus Capital Management, L.P. and the consortium of investors, which commenced on January 30, 2015, requiring an annual management fee of $13.8 million. The Company made the final payment under the management agreement in the fourth quarter of fiscal 2017.

NOTE 14—COMMITMENTS AND CONTINGENCIES AND OFF BALANCE SHEET ARRANGEMENTS

Guarantees

California Department of Industrial Relations: On October 24, 2012, the Office of Self-Insurance Plans, a program within the director’s office of the California Department of Industrial Relations (the “DIR”), notified SuperValu, which was then the owner of NALP, a wholly-owned subsidiary of the Company, that additional collateral was required to be posted in connection with the Company’s, and certain other subsidiaries’, California self-insured workers’ compensation obligations pursuant to applicable regulations. The notice from the DIR stated that the additional collateral was required as a result of an increase in estimated future liabilities, as determined by the DIR pursuant to a review of the self-insured California workers’ compensation claims with respect to the applicable businesses, and a decline in SuperValu’s net worth. On January 21, 2014, the Company entered into a Collateral Substitution Agreement with the California Self-Insurers’ Security Fund to provide an irrevocable LOC. The amount of the LOC is adjusted semi-annually based on annual filings of an actuarial study reflecting liabilities as of December 31 of each year reduced by claim closures and settlements. The related LOC was $205.6 million as of February 24, 2018 and $237.6 million as of February 25, 2017.

F-52	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease Guarantees: The Company may have liability under certain operating leases that were assigned to third parties. If any of these third parties fail to perform their obligations under the leases, the Company could be responsible for the lease obligation. Because of the wide dispersion among third parties and the variety of remedies available, the Company believes that if an assignee became insolvent, it would not have a material effect on the Company’s financial condition, results of operations or cash flows.

The Company also provides guarantees, indemnifications and assurances to others in the ordinary course of its business.

Legal Proceedings

The Company is subject from time to time to various claims and lawsuits arising in the ordinary course of business, including lawsuits involving trade practices, lawsuits alleging violations of state and/or federal wage and hour laws (including alleged violations of meal and rest period laws and alleged misclassification issues), real estate disputes and other matters. Some of these suits purport or may be determined to be class actions and/or seek substantial damages. It is the opinion of the Company’s management that although the amount of liability with respect to certain of the matters described herein cannot be ascertained at this time, any resulting liability of these and other matters, including any punitive damages, will not have a material adverse effect on the Company’s business or financial condition.

The Company continually evaluates its exposure to loss contingencies arising from pending or threatened litigation and believes it has made provisions where the loss contingency can be reasonably estimated and an adverse outcome is probable. Nonetheless, assessing and predicting the outcomes of these matters involves substantial uncertainties. Management currently believes that the aggregate range of reasonably possible loss for the Company’s exposure in excess of the amount accrued is expected to be immaterial to the Company. It remains possible that despite management’s current belief, material differences in actual outcomes or changes in management’s evaluation or predictions could arise that could have a material effect on the Company’s financial condition, results of operations or cash flows.

Drug Enforcement Administration: During fiscal 2014, the Company received two subpoenas from the Drug Enforcement Administration (“DEA”) requesting information concerning the Company’s record keeping, reporting and related practices concerning the theft or significant loss of controlled substances. On June 7, 2016, the Company received a third subpoena requesting information concerning potential diversion by one former employee in the Seattle/Tacoma area (Washington State). On July 18, 2017, the DEA and Department of Justice announced that they had reached an agreement with Safeway with respect to the matters under investigation. Under the agreement, Safeway (1) has paid a penalty of $3.0 million; (2) has surrendered its controlled substances license at one of its pharmacies in California, and has had its controlled substances license at one of its pharmacies in Washington State suspended for four months; and (3) is subject to a three-year corrective action plan.

Office of Inspector General: In January 2016, the Company received a subpoena from the Office of the Inspector General of the Department of Health and Human Services (the “OIG”) pertaining to the pricing of drugs offered under the Company’s MyRxCare discount program and the impact on reimbursements to Medicare, Medicaid and TRICARE (the “Government Health Programs”). In particular, the OIG is requesting information on the relationship between the prices charged for drugs

F-53	(Continued)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

under the MyRxCare program and the “usual and customary” prices reported by the Company in claims for reimbursements to the Government Health Programs or other third-party payors. The Company is cooperating with the OIG in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

Civil Investigative Demand: On December 16, 2016, the Company received a civil investigative demand from the United States Attorney for the District of Rhode Island in connection with a False Claims Act investigation relating to the Company’s influenza vaccination programs. The investigation concerns whether the Company’s provision of store coupons to its customers who received influenza vaccinations in its store pharmacies constituted an improper benefit to those customers under the federal Medicare and Medicaid programs. The Company believes that its provision of the store coupons to its customers is an allowable incentive to encourage vaccinations. The Company is cooperating with the U.S. Attorney in the investigation. The Company is currently unable to determine the probability of the outcome of this matter or the range of possible loss, if any.

Security Breach: On August 14, 2014, the Company announced that it had experienced a criminal intrusion by installation of malware on a portion of its computer network that processes payment card transactions for its retail store locations, including the Company’s Shaw’s, Star Market, Acme, Jewel-Osco and Albertsons retail banners. On September 29, 2014, the Company announced that it had experienced a second and separate criminal intrusion. The Company believes these were attempts to collect payment card data. Relying on its IT service provider, SuperValu, the Company took immediate steps to secure the affected part of the network. The Company believes that it has eradicated the malware used in each intrusion. The Company notified federal law enforcement authorities, the major payment card networks and its insurance carriers and is cooperating in their efforts to investigate these intrusions. As required by the payment card brands, the Company retained a firm to conduct a forensic investigation into the intrusions. The forensic firm has issued separate reports for each intrusion (copies of which have been provided to the card networks). Although the Company’s network had previously been found to be compliant with the Payment Card Industry (PCI) Data Security Standard issued by the PCI Council, in both reports the forensic firm found that not all of these standards had been met at the time of the intrusions, and some of this non-compliance may have contributed to or caused at least some portion of the compromise that occurred during the intrusions.

On August 5, 2016, the Company was notified that MasterCard had asserted its initial assessment for incremental counterfeit fraud losses and non-ordinary course expenses (such as card reissuance costs) as well as its case management assessment. On December 5, 2016, the Company was further notified that MasterCard had asserted its final assessment of approximately $6.0 million, which the Company paid on December 9, 2016; however, the Company disputes the MasterCard assessment and, on March 10, 2017, filed a lawsuit against MasterCard seeking recovery of the assessment. On May 5, 2017, MasterCard filed a motion to dismiss the litigation. In a decision dated August 25, 2017, the court denied MasterCard’s motion, and the litigation is ongoing. On January 2, 2018, the Company was notified that Visa, Inc. (“Visa”) had asserted its assessment for incremental counterfeit fraud losses and card reissuance costs for $1.0 million. The Company paid the assessment in the fourth quarter of fiscal 2017. On October 20, 2015, the Company agreed with one of its third-party payment administrators to provide a $15.0 million LOC to cover any claims from the payment card networks and to maintain a minimum level of card processing until the potential claims from the payment card networks are resolved. On January 4, 2018, this third-party payment administrator agreed to reduce the LOC to the Visa assessment amount of approximately $1.0 million. The Company has recorded an estimated liability for any remaining potential claims from other card networks.

F-54	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the criminal intrusions, two class action complaints were filed against the Company by consumers and are currently pending, Mertz v. SuperValu Inc. et al, filed in federal court in the state of Minnesota and Rocke v. SuperValu Inc. et al, filed in federal court in the state of Idaho, alleging deceptive trade practices, negligence and invasion of privacy. The plaintiffs seek unspecified damages. The Judicial Panel on Multidistrict Litigation has consolidated the class actions and transferred the cases to the District of Minnesota. On August 10, 2015, the Company and SuperValu filed a motion to dismiss the class actions, which was granted without prejudice on January 7, 2016. The plaintiffs filed a motion to alter or amend the court’s judgment, which was denied on April 20, 2016. The court also denied leave to amend the complaint. On May 18, 2016, the plaintiffs filed a notice of appeal to the Eighth Circuit Court of Appeals and defendants filed a cross-appeal. In a decision dated August 30, 2017, the Eighth Circuit Court of Appeals reversed the District Court’s dismissal of the case as to one of the 16 named plaintiffs, affirmed the dismissal as to the remaining 15 named plaintiffs and remanded the case to the District Court for further proceedings. On November 3, 2017, the Company filed a motion to dismiss with respect to the remaining plaintiff’s claim on the basis that the plaintiff was not a customer of any of the Company’s stores, and on March 7, 2018, the Company’s motion to dismiss was granted with prejudice and these complaints are now resolved.

On October 6, 2015, the Company received a letter from the Office of Attorney General of the Commonwealth of Pennsylvania stating that the Illinois and Pennsylvania Attorneys General Offices are leading a multi-state group that includes the Attorneys General for 14 other states requesting specified information concerning the two data breach incidents. The multi-state group has not made a monetary demand, and the Company is unable to estimate the possibility of or reasonable range of loss, if any. The Company has cooperated with the investigation. Three of the Company’s insurance carriers have denied the Company’s claim for cyber insurance coverage for losses resulting from the intrusions based on, among other things, the insurers’ conclusions that the intrusions began prior to the start date for coverage under the cyber insurance policy. The Company responded to the insurers’ denials disagreeing with the conclusions and reserving its rights. The Company’s claims with other of its insurance carriers remain outstanding.

Rodman: On June 17, 2011, a customer of Safeway’s home delivery business (safeway.com) filed a class action complaint in the United States District Court for the Northern District of California entitled Rodman v. Safeway Inc., alleging that Safeway had inaccurately represented on its home delivery website that the prices paid there were the same as the prices in the brick-and-mortar retail store. Rodman asserted claims for breach of contract and unfair business practices under California law. The court certified a class for the breach of contract claim, but denied class treatment for the California business practices claims. On December 10, 2014, the court ruled that the terms and conditions on Safeway’s website should be construed as creating a contractual promise that prices on the website would be the same as in the stores and that Safeway had breached the contract by charging more on the website. On August 31, 2015, the court denied Safeway’s affirmative defenses and arguments for limiting liability, and determined that website registrants since 2006 were entitled to approximately $31.0 million in damages (which amount was reduced to $23.2 million to correct an error in the court’s calculation), plus prejudgment interest. The court then set a trial date of December 7, 2015 to determine whether pre-2006 registrants were entitled to any recovery. The parties thereafter stipulated to facts regarding the pre-2006 registration process, whereupon the court vacated the December trial date and extended its prior liability and damages rulings to class members who registered before 2006. Consequently, on November 30, 2015, the court entered a final judgment in favor of the plaintiff class in the amount of $41.9 million (comprised of $31.0 million in damages and $10.9 million in prejudgment interest). Safeway filed a Notice of Appeal from that judgment to the Ninth Circuit Court of Appeals on December 4, 2015, contesting both liability and damages. On April 6, 2016, the plaintiff moved for

F-55	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

discovery sanctions against Safeway in the district court, seeking an additional $2.0 million. A hearing on the sanctions motion was held on August 25, 2016, and the court awarded sanctions against the Company in an amount under $1.0 million. The Ninth Circuit Court of Appeals heard oral arguments on the appeal on June 12, 2017 and, on August 4, 2017, affirmed the judgment for the plaintiff. On December 15, 2017, the Company paid $42.3 million into a qualified settlement fund escrow account to fund the judgment (with interest).

Terraza/Lorenz: Two lawsuits have been brought against Safeway and the Safeway Benefits Plan Committee (the “Benefit Plans Committee,” and together with Safeway, the “Safeway Benefits Plans Defendants”) and other third parties alleging breaches of fiduciary duty under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to Safeway’s 401(k) Plan (the “Safeway 401(k) Plan”). On July 14, 2016, a complaint (“Terraza”) was filed in the United States District Court for the Northern District of California by a participant in the Safeway 401(k) Plan individually and on behalf of the Safeway 401(k) Plan. An amended complaint was filed on November 18, 2016. On August 25, 2016, a second complaint (“Lorenz”) was filed in the United States District Court for the Northern District of California by another participant in the Safeway 401(k) Plan individually and on behalf of all others similarly situated against the Safeway Benefits Plans Defendants and against the Safeway 401(k) Plan’s former recordkeepers. An amended complaint was filed on September 16, 2016, and a second amended complaint was filed on November 21, 2016. In general, both lawsuits allege that the Safeway Benefits Plans Defendants breached their fiduciary duties under ERISA regarding the selection of investments offered under the Safeway 401(k) Plan and the fees and expenses related to those investments. The Company believes these lawsuits are without merit and intends to contest each of them vigorously. The Safeway Benefits Plans Defendants have filed motions to dismiss both cases. Defendants have answered the complaints, and the parties are in the initial stages of discovery. The Company is currently unable to estimate the range of loss, if any, that may result from these matters due to the early procedural status of the cases. On March 13, 2017, the United States District Court for the Northern District of California denied the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Terraza, and granted in part and denied in part the Safeway Benefits Plan Defendants’ motion to dismiss with respect to Lorenz. On December 12, 2017, the Court in Terraza denied in part and granted in part a motion to dismiss brought by co-defendant Aon Hewitt. The parties recently entered into a scheduling stipulation in both Terraza and Lorenz wherein fact discovery closed on April 22, 2018, expert discovery will close on June 8, 2018, dispositive motions are due on June 21, 2018, and trial is set for October 22, 2018.

False Claims Act: Three qui tam actions have been filed against the Company under the False Claims Act. In United States ex rel. Schutte and Yarberry v. SuperValu, New Albertson’s, Inc. (“Albertsons”), et al, the relators allege that defendants (including various Albertsons subsidiaries) overcharged federal healthcare programs by not providing the government, as a part of usual and customary prices, the benefit of discounts given to customers who requested that defendants match competitor prices. The complaint was originally filed under seal and amended on November 30, 2015. In United States ex rel. Proctor v. Safeway, the relator alleges that Safeway submitted fraudulent, inflated pricing information to four government healthcare programs in connection with prescription drug claims, by failing to include pharmacy discount program pricing as a part of its usual and customary prices. On August 26, 2015, the underlying complaint was unsealed. Relator filed an amended complaint, and Safeway’s motion to dismiss the amended complaint was denied. In United States ex rel. Zelickowski v. Albertsons LLC, relator alleges that Albertsons overcharged federal healthcare programs by not providing the government, as a part of its usual and customary prices to the government, the benefit of discounts given to customers who enrolled in Albertsons’ discount-club program. The complaint was originally filed under seal and amended on June 20, 2017. The government previously investigated the

F-56	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

relators’ allegations in each of the cases and declined to intervene in any of the cases. Relators elected to pursue their respective cases on their own, and the Company is vigorously defending each of those matters. The matters are at an early stage in the proceedings. The Company is unable to express an opinion with respect to the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss if the outcome of any of them should be unfavorable.

Other Commitments

In the ordinary course of business, the Company enters into various supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations.

NOTE 15—OTHER COMPREHENSIVE INCOME OR LOSS

Total comprehensive earnings are defined as all changes in stockholders’/member equity during a period, other than those from investments by or distributions to stockholders/member. Generally, for the Company, total comprehensive income equals net income plus or minus adjustments for interest rate swaps, pension and other post-retirement liabilities and foreign currency translation adjustments, driven primarily by the Company’s equity method investment in Casa Ley.

While total comprehensive earnings are the activity in a period and are largely driven by net earnings in that period, accumulated other comprehensive income or loss (“AOCI”) represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. AOCI is primarily the cumulative balance related to interest rate swaps, pension and other post-retirement benefit adjustments and foreign currency translation adjustments. Changes in the AOCI balance by component are shown below (in millions):

	Fiscal 2017
	Total	Interest rate swaps	Pension and Post- retirement benefit plan items	Foreign currency translation adjustments	Other
Beginning AOCI balance	$(12.8)	$(28.1)	$79.7	$(66.1)	$1.7
Other comprehensive income before reclassifications	207.0	33.7	143.1	23.7	6.5
Amounts reclassified from Accumulated other comprehensive income	90.9	32.4	(21.3)	84.9	(5.1)
Tax expense	(94.0)	(19.1)	(29.6)	(43.6)	(1.7)

Current-period other comprehensive income (loss), net	203.9	47.0	92.2	65.0	(0.3)

Ending AOCI balance	$191.1	$18.9	$171.9	$(1.1)	$1.4

F-57	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Fiscal 2016
	Total	Interest rate swaps	Pension and Post- retirement benefit plan items	Foreign currency translation adjustments	Other
Beginning AOCI balance	$(112.7)	$(67.5)	$(2.3)	$(45.6)	$2.7
Other comprehensive income (loss) before reclassifications	68.6	1.4	102.8	(34.2)	(1.4)
Amounts reclassified from Accumulated other comprehensive income	53.0	50.5	2.5	—	—
Tax (expense) benefit	(21.7)	(12.5)	(23.3)	13.7	0.4

Current-period other comprehensive income (loss), net	99.9	39.4	82.0	(20.5)	(1.0)

Ending AOCI balance	$(12.8)	$(28.1)	$79.7	$(66.1)	$1.7

NOTE 16—QUARTERLY INFORMATION (unaudited)

The summarized quarterly financial data presented below reflects all adjustments, which in the opinion of management, are of a normal and recurring nature and are necessary for a fair statement of the results for the interim periods presented (in millions):

	Fiscal 2017
	52 Weeks	Last 12 Weeks	Third 12 Weeks	Second 12 Weeks	First 16 Weeks
Net sales and other revenue	$59,924.6	$14,033.7	$13,599.2	$13,831.7	$18,460.0
Gross profit	16,361.1	3,948.3	3,624.6	3,729.7	5,058.5
Operating (loss) income	(4.9)	213.3	(95.0)	(213.8)	90.6
(Loss) income before income taxes	(917.5)	15.3	(305.4)	(422.9)	(204.5)
Income tax (benefit) expense	(963.8)	(373.0)	(523.5)	(67.7)	0.4

Net income (loss)	$46.3	$388.3	$218.1	$(355.2)	$(204.9)

Net loss for the second twelve weeks of fiscal 2017 includes a goodwill impairment charge of $142.3 million. Net income during fiscal 2017 includes additional asset impairment charges of $100.9 million.

Net income in the third twelve weeks of fiscal 2017 includes a non-cash income tax benefit of $359.0 million related to the release of substantially all of NALP’s valuation allowance associated with the Reorganization Transactions. Fiscal 2017 reflects a non-cash income tax benefit of $218.0 million related to the release of substantially all of NALP’s valuation allowance, a difference of $141.0 million due to additional valuation allowance recorded for the first three quarters of fiscal 2017 through the date of the Reorganization Transactions. Net income for the last twelve weeks of fiscal 2017 includes a net non-cash income tax benefit of $430.4 million as a result of the reduction in net deferred tax liabilities due to the lower corporate income tax rate from the enactment of the Tax Cuts and Jobs Act, partially offset by an increase of $46.7 million in net deferred tax liabilities from the Company’s limited liability companies related to the Reorganization Transactions.

F-58	(Continued)

ALBERTSONS COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Fiscal 2016
	52 Weeks	Last 12 Weeks	Third 12 Weeks	Second 12 Weeks	First 16 Weeks
Net sales and other revenue	$59,678.2	$13,816.6	$13,613.8	$13,856.1	$18,391.7
Gross profit	16,640.5	3,933.8	3,819.8	3,765.9	5,121.0
Operating income	640.5	186.0	153.9	101.2	199.4
Loss before income taxes	(463.6)	(45.3)	(32.1)	(276.7)	(109.5)
Income tax (benefit) expense	(90.3)	(79.9)	4.1	(38.6)	24.1

Net (loss) income	$(373.3)	$34.6	$(36.2)	$(238.1)	$(133.6)

Net loss for the first twelve weeks of fiscal 2016 includes losses of $78.9 million in pension expense, net related to the Collington acquisition, and gains related to the sale of surplus properties of $43.5 million.

Net loss for the second twelve weeks of fiscal 2016 includes a loss on extinguishment of debt of $111.7 million.

F-59

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ALBERTSONS COMPANIES, INC.,

RITE AID CORPORATION,

RANCH ACQUISITION CORP.

and

RANCH ACQUISITION II LLC

Dated February 18, 2018

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	110
Acquisition Proposal	77
Additional Cash Consideration	4
Additional Stock Consideration	5
Additional Stock Election Exchange Ratio	5
Affiliate	110
Agreement	Preamble
Alternative Acquisition Agreement	75
Antitrust Counsel Only Material	83
Antitrust Law	110
Bankruptcy and Equity Exception	17
Base Consideration	4
Base Exchange Ratio	4
BCP	33
Book-Entry Share	5
Business Day	110
Bylaws	3
Cancelled Shares	5
Cash Election	4
Cash Election Consideration	4
Certificate	5
Certificates of Merger	3
Change in Control	86
Change of Recommendation	80
Charter	3
Clean Room Agreement	110
Closing	3
Closing Date	3
Code	110
Collective Bargaining Agreements	27
Company	Preamble
Company 2020 Notes	93
Company 2021 Notes	93
Company 2023 Notes	93
Company 401(k) Plans	87
Company Agreement	86
Company Applicable Date	19
Company Board	Recitals
Company Bylaws	14
Company Capitalization Date	15
Company Certificate of Incorporation	14
Company Common Stock	4
Company Credit Agreement	110
Company Data Security Policies	33
Company Disclosure Schedule	14

Company Equity Awards	8
Company Financial Advisor	34
Company Healthcare and Insurance Regulatory Approvals	18
Company Indentures	111
Company Key Payors	24
Company Material Adverse Effect	111
Company Material Contract	24
Company Material Owned Real Property	29
Company Material Real Property Leases	29
Company Notes	93
Company Notice	77
Company Owned Real Property	112
Company Payment Programs	37
Company Permitted Liens	29
Company Plan	112
Company Preferred Stock	15
Company Products	35
Company Real Property Lease	112
Company Recommendation	17
Company Regulatory Agreements	37
Company Requisite Vote	17
Company RSA	6
Company RSU	6
Company SEC Reports	19
Company Securities	16
Company Senior Employee	112
Company Service Provider	113
Company Share	4
Company Significant Subsidiaries	14
Company Stock Option	6
Company Stock Plans	113
Company Stockholders Meeting	80
Company Termination Fee	105
Company Transaction Litigation	89
Confidentiality Agreement	85
Consents	82
Continuing Employees	86
Continuing Non-Union Employees	85
Continuing Service Providers	113
Continuing Union-Represented Employees	86
Contract	22
control	113
controlled	113
controlled by	113

A-v

controlling	113
D&O Insurance	88
Data	113
Data Consents	33
Data Room	113
Debt Commitment Letter	62
Debt Financing	62
DGCL	Recitals
DLLCA	1
DOJ	82
Effective Time	3
Election Deadline	10
Election Form	9
End Date	103
Environmental Laws	34
ERISA	113
ERISA Affiliate	113
Excess Shares	12
Exchange Act	18
Exchange Agent	9
Exchange Fund	9
Excluded Information	113
FDA	114
Federal Food, Drug, and Cosmetic Act	115
Financing	97
Financing Sources	114
Food Authorities	114
Form S-4	21
Former Holders	9
Former Service Provider	6
Former Shares	9
Fractional Share Trust	13
FTC	82
GAAP	114
Governmental Entity	114
Governmental Filings	114
Hazardous Materials	34
Healthcare Laws	114
HIPAA	115
HSR Act	18
Indemnified Parties	88
Information Privacy and Security Laws	115
Insurance Law	116
Intellectual Property	116
IRP	33
IRS	25
IT Systems	116
knowledge	116
Law	116
Legal Restraints	100

Letter of Transmittal	9
Liens	28
Mailing Date	9
Marketing Period	116
Merger	Recitals
Merger Consideration	117
Merger Sub	Preamble
Merger Sub II	Preamble
Mergers	Recitals
No Election Shares	4
Notice Period	77
NYSE	13
Parent	Preamble
Parent 401(k) Plan	87
Parent Applicable Date	44
Parent Board	Recitals
Parent Bylaws	41
Parent Capitalization Date	41
Parent Certificate of Incorporation	41
Parent Collective Bargaining Agreements	52
Parent Common Stock	117
Parent Credit Agreements	117
Parent Data Security Policies	57
Parent Disclosure Schedule	40
Parent Equity Awards	8
Parent Indentures	117
Parent Issuers	117
Parent Key Payors	48
Parent Material Adverse Effect	117
Parent Material Contract	48
Parent Material Owned Real Property	53
Parent Material Real Property Leases	53
Parent Owned Real Property	118
Parent Payment Programs	60
Parent Permitted Liens	53
Parent Plans	86
Parent Preferred Stock	41
Parent Products	57
Parent Real Property Lease	119
Parent Regulatory Agreements	60
Parent Regulatory Approvals	43
Parent Restructuring	119
Parent RSA	6
Parent RSU	6
Parent SEC Reports	44
Parent Securities	42
Parent Senior Employee	119
Parent Service Provider	119
Parent Significant Subsidiaries	41

A-vi

Parent Stock Option	6
Parent Stockholders Agreement	63
Parent Termination Fee	106
Parent Transaction Litigation	89
Parties	Preamble
Party	Preamble
Payoff Amount	92
Payoff Letter	92
Payoff Letters	92
PBGC	26
PCI DSS	33
Permanent Financing	97
Permits	18
Person	119
Personal Information	119
Pre-Effective Time Redemption	94
Privacy Policy	33
Proceeding	119
Proxy Statement/Prospectus	21
Public Health Service Act	115
Redemptions	93
Representatives	74
Required Information	119
Rights Plan	119
Sarbanes-Oxley	19

SEC	19
Second Request	82
Securities Act	19
Software	119
Stock Election	5
Stock Election Consideration	5
Stock Election Exchange Ratio	120
Subsequent Merger	Recitals
Subsidiaries	120
Subsidiary	120
Superior Proposal	78
Surviving Company	2
Surviving Company Organizational Documents	4
Surviving Corporation	2
Tax Return	32
Taxes	31
Treasury Regulations	120
under common control with	113
USDA	120
VMP	33
WBA Asset Purchase Agreement	120
Willful Breach	120
WISP	33

A-vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 18, 2018 (this “Agreement”), is entered into by and among Rite Aid Corporation, a Delaware corporation (the “Company”), Albertsons Companies, Inc., a Delaware corporation (“Parent”), Ranch Acquisition II LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of Parent (“Merger Sub II”) and Ranch Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of Merger Sub II (“Merger Sub,” together with Merger Sub II, the “Merger Subs” and, together with Merger Sub, the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned direct subsidiary of Merger Sub II, and that immediately following the Merger, the Company will merge with and into Merger Sub II (the “Subsequent Merger” and, together with the Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a wholly-owned direct subsidiary of Parent;

WHEREAS, the boards of directors of each of the Company (the “Company Board”), Parent (the “Parent Board”) and Merger Sub has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, advisable and in the best interests of the Company, Parent and Merger Sub, respectively, and their respective stockholders and (b) approved this Agreement and the transactions contemplated hereby, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, Parent, as the sole member of Merger Sub II, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, advisable and in the best interests of Merger Sub II and (b) approved this Agreement and the transactions contemplated hereby, including the Subsequent Merger, in each case on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Parent Board, on behalf of Parent, as the sole equityholder of Merger Sub II, has adopted this Agreement and has approved the proposed issuance of Parent Common Stock as Merger Consideration upon the terms and subject to the conditions of this Agreement;

WHEREAS, Parent, on behalf of Merger Sub II, as the sole stockholder of Merger Sub, has adopted this Agreement upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Company Board has, subject to the terms and conditions of this Agreement, unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (a) the Mergers, taken together, be treated as a transaction that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) Parent and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code, and (c) this Agreement be, and is hereby, adopted as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations; and

WHEREAS, the Company, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and the other transactions contemplated herein.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement:

(a) In accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (hereinafter referred to as the “Surviving Corporation”) and a wholly-owned direct subsidiary of Merger Sub II and (c) the separate corporate existence of the Company, with all of its properties, rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

(b) In accordance with the DGCL and the DLLCA, immediately following the effectiveness of the Merger described in clause (a) above, (i) Parent shall cause the Surviving Corporation to be merged with and into Merger Sub II and the separate corporate existence of the Surviving Corporation shall thereupon cease and (ii) Merger Sub II shall be the surviving company in the Subsequent Merger (hereinafter referred to as the “Surviving Company”) and a wholly-owned direct subsidiary of Parent. Immediately following the effectiveness of the Subsequent Merger described in this clause (b), all the properties, rights, privileges, immunities, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Surviving Company and all claims, obligations, debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the claims, obligations, debts, liabilities and duties of Merger Sub II as the Surviving Company. The Subsequent Merger shall have the effects set forth in this Agreement and specified in the DGCL and the DLLCA.

Section 1.2 Closing. The closing for the Mergers (the “Closing”) shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York, at 9:00 a.m., New York City time, (a) on the third (3rd) Business Day following the day on which the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions at the Closing) have been satisfied or waived in accordance with this Agreement, provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Section 8.1 or Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing), then the Closing shall occur on the third (3rd) Business Day after the final day of the Marketing Period, or (b) such other time, place and date as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause to be filed with the Secretary of State of the State of Delaware executed certificates of merger with respect to the Mergers (the “Certificates of Merger”) as provided in the DGCL. The Merger shall become effective at the time when the Certificate of Merger with respect to the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and be specified in the Certificate of Merger with respect to the Merger (the “Effective Time”). The Subsequent Merger shall become effective at the time when the Certificate of Merger with respect to the Subsequent Merger has been duly filed with the Secretary of State of the State of Delaware, which shall be immediately after the Effective Time.

Section 1.4 Certificate of Incorporation; Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or by applicable Law, except that such certificate of incorporation shall be amended by Parent as of the Effective Time to change the name of the Surviving Corporation as used therein to “Rite Aid Corporation” and to contain such provisions as are necessary to give full effect to Section 7.10.

(b) Bylaws. At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended as provided therein or by applicable Law, except that such bylaws shall be amended by Parent as of the Effective Time to change the name of the Surviving Corporation as used therein to “Rite Aid Corporation” and to contain such provisions as are necessary to give full effect to Section 1.4(a) and Section 7.10.

Section 1.5 Certificate of Formation; Limited Liability Company Agreement. The certificate of formation and limited liability company agreement of Merger Sub II shall remain in effect from and after the Effective Time until the merger of the Surviving Corporation into Merger Sub II immediately following the Effective Time pursuant to Section 1.1(b), at which time the certificate of formation and limited liability company agreement of Merger Sub II shall each remain in effect, except that such certificate of formation and limited liability company agreement shall each be amended by Parent as of the Effective Time to change the name of the Surviving Company as used therein to “Rite Aid LLC” and to contain such provisions as are necessary to give full effect to Section 7.10 (such certificate of formation and limited liability company agreement, as amended after the Effective Time, the “Surviving Company Organizational Documents”).

Section 1.6 Managing Member and Officers.

(a) Managing Member. The Parties shall take all actions necessary so that Parent shall, from and after the Effective Time, be the sole managing member of the Surviving Company until its successor has been duly appointed and qualified or until its earlier resignation or removal in accordance with the Surviving Company Organizational Documents.

(b) Officers. The Parties shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company Organizational Documents.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF COMPANY AND MERGER SUBS

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Subs, their respective stockholders or any other Person:

(a) Conversion of Shares of Company Common Stock. Subject to the allocation and election procedures in Section 2.4(b), each share of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (each, a “Company Share”) (other than Cancelled Shares) shall, subject to Section 2.4(g), be converted into the right to receive and become exchangeable for 0.1000 (the “Base Exchange Ratio”) of a fully paid and nonassessable share of Parent Common Stock (the “Base Consideration”), without interest, plus either:

(i) for each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or redeemed pursuant to Section 2.4, and for each share of Company Common Stock with respect to which a stockholder has not made a Cash Election or a Stock Election (as defined below) (“No Election Shares”), an amount in cash equal to $0.1832 per share (the “Additional Cash Consideration” and, together with the Base Consideration, the “Cash Election Consideration”), without interest; provided, that to the extent the aggregate Additional Cash Consideration to be paid to any holder of shares of Company Common Stock for all such holder’s shares of Company Common Stock held in a single account would result in such stockholder being entitled to a fraction of a cent in cash with respect to the shares of Company Common Stock held in such account, such aggregate amount shall be rounded down to the nearest whole cent; or

(ii) for each share of Company Common Stock with respect to which an election to receive additional Parent Common Stock (a “Stock Election”) has been effectively made and not revoked pursuant to Section 2.4, 0.0079 (the “Additional Stock Election Exchange Ratio”) of a fully paid and nonassessable share of Parent Common Stock (the “Additional Stock Consideration” and, together with the Base Consideration, the “Stock Election Consideration”), without interest.

All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each, a “Certificate”) or of shares in book-entry form (each, a “Book-Entry Share”) that immediately prior to the Effective Time represented any such Company Shares shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration and any dividends or distributions to which holders became entitled upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.4(b), without interest.

(b) Cancelled Shares. All Company Shares that are owned, directly or indirectly, by Parent, Merger Sub or the Company (including Company Shares held as treasury stock by the Company), and in each case not held on behalf of third parties, immediately prior to the Effective Time (collectively, the “Cancelled Shares”), shall automatically cease to be outstanding and be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time,

shall be converted into one (1) fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Certain Adjustments. If, after the date hereof and prior to the Effective Time, the Company or Parent pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Company Common Stock or Parent Common Stock, respectively (in each case, subject to the approval of the Company or Parent, respectively, pursuant to Section 5.1 or Section 6.1, as applicable), then the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.

Section 2.2 Conversion of Shares of Surviving Corporation Common Stock. Each share of common stock, par value $0.01 per share, of the Surviving Corporation, issued and outstanding at the effective time of the Subsequent Merger, shall be converted into one (1) fully paid and nonassessable membership unit of the Surviving Company and shall constitute the only outstanding membership units of the Surviving Company.

Section 2.3 Treatment of Company Equity Awards.

(a) Company Stock Options. At the Effective Time, each option to purchase Company Common Stock granted under any Company Stock Plan that is outstanding and unexercised immediately prior to the Effective Time (each, a “Company Stock Option”), including any such Company Stock Option held by a current or former non-employee director, consultant, employee or other service provider of the Company who is not a Continuing Employee or Continuing Service Provider (each, a “Former Service Provider”), whether or not then vested or exercisable, shall be assumed by Parent and shall be converted into a stock option to acquire a number of shares of Parent Common Stock (a “Parent Stock Option”), on the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in this Agreement), equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Base Exchange Ratio, with any fractional shares rounded down to the nearest whole number of shares after aggregating each individual holder’s Company Stock Options with the same exercise price. The exercise price per share of Parent Common Stock subject to each such Parent Stock Option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the excess of (x) the per share exercise price of such Company Stock Option immediately prior to the Effective Time over (y) the Additional Cash Consideration divided by (B) the Base Exchange Ratio; provided that, each Company Stock Option shall be adjusted in a manner which complies with Section 409A of the Code.

(b) Company RSUs. Except as described in Section 2.3(d), at the Effective Time, each outstanding time- or performance-vesting restricted stock unit granted under any Company Stock Plan (each, a “Company RSU”), whether or not then vested, shall be assumed by Parent and shall be converted into a restricted stock unit award (a “Parent RSU”), on the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (including settlement in cash with respect to any Company RSU that by its terms provides for settlement in cash and settlement in Parent Common Stock with respect to any Company RSU that by its terms provides for settlement in Company Common Stock, but in all cases taking into account any changes thereto provided for in this Agreement), relating to the number of shares of Parent Common Stock equal to the product of (i) the number of Company RSUs held by the holder thereof immediately prior to the

Effective Time, assuming achievement of any applicable performance metrics at the target level of achievement, multiplied by (ii) the Stock Election Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares.

(c) Company RSAs. Except as described in Section 2.3(d), at the Effective Time, each outstanding restricted share award granted under any Company Stock Plan (each, a “Company RSA”), whether or not then vested, shall be assumed by Parent and shall be converted into a restricted share award (each, a “Parent RSA”) on the same terms and conditions as were applicable to such Company RSA immediately prior to the Effective Time (but taking into account any changes thereto provided for in this Agreement), relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSA multiplied by (ii) the Base Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares, plus, a number of shares of Parent Common Stock or an amount in cash equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSA immediately prior to the Effective Time multiplied by (Y) the Additional Stock Consideration or the Additional Cash Consideration, as elected by the holder of such Company RSA in accordance with Section 2.1 and Section 2.4, with the settlement or payment of such resulting number of shares of Parent Common Stock or an amount in cash, as applicable, to be made to the holder of such Company RSA in accordance with Section 2.3(f).

(d) Certain Company RSAs and Company RSUs. Notwithstanding Section 2.3(b) and Section 2.3(c), with respect to each Company RSA and Company RSU held by a Former Service Provider, (i) the vesting shall be fully accelerated at the Effective Time (and all restrictions thereupon shall lapse), and (ii) subject to Section 2.3(g), in respect of such outstanding Company RSA or Company RSU, such Former Service Provider shall be entitled to receive that number of whole shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSA or Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (B) the Base Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares, plus, a number of shares of Parent Common Stock or an amount in cash equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSA or Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (Y) the Additional Stock Consideration or the Additional Cash Consideration, as elected by the holder of such Company RSA and Company RSU in accordance with Section 2.1 and Section 2.4; provided, that notwithstanding the foregoing, with respect to any Company RSU that by its terms provides for settlement in cash, the Former Service Provider shall be entitled to receive the cash value of the number of whole shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (B) the Base Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares, plus, an amount in cash equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (Y) the Additional Cash Consideration (for the avoidance of doubt, the holder shall not have the right to elect Additional Stock Consideration); and further provided, that to the extent payment in respect of any such Company RSU within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty. In no event shall the Company RSAs and Company RSUs described in this Section 2.3(d) be assumed by Parent.

(e) Corporate Actions.

(i) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the treatment of the Company Stock Options, Company RSAs and Company RSUs (collectively, the “Company Equity Awards”) as contemplated by the provisions of Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d).

(ii) At the Effective Time, Parent shall assume all obligations of the Company under the Company Stock Plans, each outstanding Parent Stock Option, Parent RSA and Parent RSU (collectively, the “Parent Equity Awards”) and the agreements evidencing the grants of the Company Equity Awards underlying the Parent Equity Awards, and shall administer and honor all such Parent Equity Awards in accordance with the terms and conditions of such agreements and the Company Stock Plans pursuant to which the Company Equity Awards underlying the Parent Equity Awards were granted (subject to the adjustments required by reason of this Agreement). As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Parent Common Stock subject to such Parent Stock Options, Parent RSAs and Parent RSUs, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options, Parent RSAs and Parent RSUs remain outstanding.

(f) Notwithstanding anything else to the contrary in this Article II, any payment to which a current or former employee of the Company or any subsidiary of the Company becomes entitled pursuant to this Section 2.3 shall be made through the Surviving Company’s payroll as promptly as practicable following the Effective Time. Parent shall cause the Exchange Agent to make the payments under this Section 2.3 payable to holders who are not current or former employees of the Company or any subsidiary in accordance with Section 2.1.

(g) Parent, the Company, Surviving Company or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Equity Awards, such amounts as Parent, the Company, the Surviving Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority by Parent, the Surviving Company or the Exchange Agent, as applicable, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Company or the Exchange Agent, as applicable.

Section 2.4 Exchange of Certificates.

(a) Deposit of Merger Consideration. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Company Common Stock, (i) evidence of its ability to issue the Parent Common Stock to be issued pursuant to the Merger in book-entry form and (ii) cash in an amount sufficient to pay any cash payable in the Merger pursuant to Article II, including cash in an amount sufficient to pay the Additional Cash Consideration and any cash payable in the Merger in lieu of fractional shares pursuant to Section 2.4(g). Following the Effective Time, Parent shall deposit promptly, or cause to be deposited, with the Exchange Agent any dividends or distributions to which the holders of Parent Common Stock issued in the Merger may be entitled pursuant to Section 2.4(c) in an amount sufficient to pay such dividends or distributions to such holders of Parent Common Stock. Such certificates (or evidence of book-entry form, as the case may be) for shares of Parent Common Stock, together with any dividends or distributions with respect thereto and the cash payable in lieu of fractional shares, are hereinafter referred to as the “Exchange Fund.” No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on cash amounts payable pursuant to this Section 2.4(a). The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent; provided, however, to the extent that there are any losses with respect to any such investments, or such cash diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment of amounts under Article II, Parent shall promptly replace or restore the cash so as to ensure that there is sufficient cash for the Exchange Agent to make all such payments.

(b) Exchange Procedures.

(i) Appointment of Exchange Agent. Prior to the Mailing Date, the Company and Parent shall jointly designate Broadridge Financial Solutions, Inc. to act as exchange agent (or if Broadridge Financial Solutions, Inc. is unwilling or unable to serve as exchange agent, a bank or trust company mutually agreed upon by the Company and Parent) (the “Exchange Agent”), for the purpose of exchanging the Certificates and the Book-Entry Shares for the Merger Consideration in accordance with this Agreement.

(ii) Letter of Transmittal. Parent shall instruct the Exchange Agent to mail, as promptly as practicable after the Effective Time (and in no event more than four (4) Business Days following the Effective Time), to each record holder, as of the Effective Time, of Company Common Stock (such holders, “Former Holders” and such shares, the “Former Shares”): (A) a letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such holder representing such Former Shares, shall pass, only upon delivery of the Certificates to the Exchange Agent, or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal (or effective affidavits of loss, theft or destruction in lieu thereof meeting the requirements of Section 2.4(i)), and shall be in customary form and have such other provisions as are reasonably satisfactory to both of Parent and the Company) and (B) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for exchange of the applicable Merger Consideration therefor.

(iii) Choice of Election; Election Form. Not less than thirty (30) days prior to the Election Deadline (the “Mailing Date”), Parent shall instruct the Exchange Agent to send to each record holder, as of five (5) Business Days prior to the Mailing Date, of Company Common Stock an election form in such form as Parent and the Company shall specify (the “Election Form”). Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) to specify (A) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Stock Election, (B) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Cash Election or (C) that such holder makes no election with respect to such holder’s Company Common Stock, and, in the case of each of (A) and (B), the particular shares for which the holder desires to make such election. Any shares of Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period from the Mailing Date to the Election Deadline shall be deemed to be No Election Shares. As used herein, unless otherwise jointly agreed in advance by the Company and Parent, “Election Deadline” means 5:00 p.m. New York City time on a date mutually agreed by the Company and Parent but which in no event shall be less than one (1) day prior to the anticipated Closing Date. Parent and the Company shall issue a joint press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than fifteen (15) Business

Days before, and at least five (5) Business Days prior to, the anticipated date of the Election Deadline. If the parties jointly agree to postpone the Election Deadline to a later date, Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. Any election made pursuant to this Section 2.4(b) shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting the form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline and no subsequent election is properly made prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall be deemed No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, Merger Sub II, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form. The Election Form shall indicate in a clear and unambiguous manner that a stockholder’s failure to make a proper election prior to the Election Deadline will result in such stockholder receiving Cash Election Consideration for such No Election Shares, and shall provide stockholders with a toll-free number to contact the Exchange Agent with any questions concerning making an election.

(iv) Exchange of Certificates. Upon surrender in accordance with this Section 2.4(b) by a Former Holder to the Exchange Agent of a Certificate or a Book-Entry Share, as applicable, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, each Former Holder shall be entitled to receive in exchange therefor: (A) a book-entry representing that number of shares of Parent Common Stock (rounded down) which such Former Holder has the right to receive in accordance with this Article II in respect of its Former Shares after taking into account all stock then held by such Former Holder, and any Certificate surrendered in respect thereof shall forthwith be marked as cancelled, and (B) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 2.4(f)) equal to any cash in lieu of fractional shares that such Former Holder has the right to receive pursuant to Section 2.4(g) plus any cash dividends or other distributions that such Former Holder has the right to receive pursuant to Section 2.4(c). If issuance of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such issuance shall have paid to the Exchange Agent any transfer and other Taxes required by reason of the issuance of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such Tax either has been paid or is not applicable.

(v) Surrender of Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate but shall be required to deliver an executed Letter of Transmittal and/or an “agent’s message” to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. Each holder of record of one or more Book-Entry Shares whose shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time or following the Exchange Agent’s receipt of an “agent’s message” and/or the applicable Letter of Transmittal (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after such time, the Merger Consideration to which such holder is entitled to receive pursuant to this Article II.

(vi) No Further Rights in Company Common Stock. From and after the Effective Time, no interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall, after the Effective Time, represent for all purposes only the right to receive upon such surrender the Merger Consideration as contemplated by this Article II. All Merger Consideration paid or issued upon such surrender shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the stockholders of the Company in their capacity as stockholders of the Company prior to the Effective Time. At the Effective Time, the stock transfer book of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Former Shares. After the Effective Time, Certificates or Book-Entry Shares presented to Parent or the Company for transfer shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date on or following the Effective Time issuable with respect to the Former Shares, nor the cash payment in lieu of fractional shares, shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until those Certificates or Book-Entry Shares are surrendered as provided in this Article II. Upon surrender in accordance with the procedures set forth in this Article II, there shall be issued to the holder of Former Shares issued in exchange therefor, without interest, (i) at the time of surrender, the amount of any dividends or other distributions payable with respect to those shares of Parent Common Stock with a record date on or after the date of the Effective Time and a payment date on or prior to the date of surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender.

(d) Termination of Exchange Fund. Unless a longer period is prescribed by applicable Law, any portion of the Exchange Fund that remains undistributed to holders of Company Common Stock on the nine (9) month anniversary of the Effective Time shall be delivered to Parent, upon demand by Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for any part of the Merger Consideration and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Liability. To the extent permitted under applicable Law, any Merger Consideration and any dividends or other distributions payable to any holder of Company Common Stock in accordance with Section 2.4(c) that remained undistributed to the holders of Company Common Stock shall be deemed to and become the property of Parent on the Business Day immediately prior to the day that such property is required to be delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law. To the extent permitted under applicable Law, none of Merger Sub, Parent, the Company or the Exchange Agent shall be liable to any holder of Company Common Stock for any such property delivered to Parent or to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Withholding. Each Party shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fraction of a share of Parent Common Stock shall be issued in connection with the Merger, and in lieu thereof, any holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock shall be paid upon surrender of shares of Company Common Stock for exchange (and after taking into account and aggregating the total number of shares of Parent Common Stock to be issued in exchange for the shares of Company Common Stock represented by all Certificates, or Book-Entry Shares, as applicable, surrendered by such holder and the shares of Parent Common Stock received by such holder as a result of both the Base Exchange Ratio and the Additional Stock Election Exchange Ratio) cash in an amount (without interest and rounded to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of shares of Parent Common Stock which would otherwise be issued (“Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock, shall sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”) in the manner provided in this Section 2.4(g), which sales shall be executed in round lots to the extent practicable. Until the share proceeds of such sales have been distributed to the holders of shares of Company Common Stock, or the Exchange Fund is terminated, the Exchange Agent shall hold such share proceeds in trust for the benefit of the holders of shares of Company Common Stock (the “Fractional Share Trust”). All commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale or sales of the Excess Shares shall be deducted from the Fractional Share Trust. The Exchange Agent shall determine the portion of the Fractional Share Trust to which each holder of shares of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate share proceeds comprising the Fractional Share Trust by a fraction, the numerator of which is the amount of the fractional share interests to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of shares of Company Common Stock would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to each holder of Company Common Stock with respect to any fractional share interests, following compliance by such holder with the exchange procedures set forth in Section 2.4(b) and in the Letter of Transmittal, the Exchange Agent shall make available such amounts to such holders, without interest. No dividend or distribution with respect to shares of Parent Common Stock shall be payable on or with respect to any fractional interests and such fractional interests shall not entitle the owner thereof to any rights of a member of the Surviving Corporation or the Surviving Company. Nothing in this clause (g) shall affect the right of a holder of Company Common Stock who has made a Cash Election to receive Additional Cash Consideration in accordance with Section 2.1(a)(i), regardless of whether such holder of Company Common Stock is to receive cash in lieu of fractional shares.

(h) Any portion of the Exchange Fund and Fractional Share Trust that remains unclaimed by former stockholders of the Company entitled thereto one hundred and eighty (180) days after the Effective Time shall be returned to Parent and such former stockholders shall thereafter look only to Parent for payment of the Merger Consideration, without any interest thereon. Any such portion of the Exchange Fund and Fractional Share Trust remaining unclaimed by such former stockholders five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof and the holder’s compliance with any other replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it, Parent or any other Party with respect to the Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends or other distributions as may be required pursuant to this Article II in respect of Company Common Stock represented by such lost, stolen or destroyed Certificates, without interest.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and the Merger Subs that, except (a) other than with respect to Section 3.3(a) and the first sentence of, and clause (i) of the second sentence of, Section 3.3(b), as disclosed in the Company SEC Reports filed with, or furnished to, the SEC on or after February 28, 2016 and publicly available no less than one (1) Business Day prior to the date of this Agreement (excluding any disclosures set forth therein under the heading “Risk Factors” (other than factual information contained therein) or in any “forward-looking statements” disclaimer or other disclosures to the extent they are similarly predictive or forward-looking in nature) or (b) as set forth in the corresponding sections or subsections of the disclosure schedules delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

Section 3.1 Organization and Qualification; Subsidiaries. Each of the Company and its subsidiaries (a) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case of clauses (a) and (b), in the case of subsidiaries of the Company, where the failure to be so qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 3.1 of the Company Disclosure Schedule sets forth the Company’s or its subsidiaries’ direct or indirect ownership interest, as of the date of this Agreement, in any Person not directly or indirectly wholly-owned by the Company, other than securities in a publicly traded company held for investment by the Company or any of its subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such Person. All “significant subsidiaries” (as such term is defined under Regulation S-X, after giving pro forma effect to the sale of the 1,932 stores and assets related thereto (other than the distribution centers) to Walgreen Co. pursuant to the WBA Asset Purchase Agreement) (“Company Significant Subsidiaries”), and their respective jurisdictions of organization are identified as such in the Company SEC Reports or on Section 3.1 of the Company Disclosure Schedules.

Section 3.2 Certificate of Incorporation and Bylaws. The Company has heretofore made available to Parent in the Data Room a correct and complete copy of the amended and restated certificate of incorporation, as amended through the date hereof (the “Company Certificate of Incorporation”), and the amended and restated bylaws, as amended through the date hereof (the “Company Bylaws”), of the Company. The Company Certificate of Incorporation and the Company Bylaws are in full force and effect as of the date hereof. The Company has made available to Parent in the Data Room prior to the date of this Agreement complete and correct copies of the certificates of incorporation and bylaws or comparable governing documents, each as amended through the date hereof, of each of the Company Significant Subsidiaries, and each as so delivered is in full force and effect as of the date hereof. The Company is not in violation of any provision of the Company Certificate of Incorporation or Company Bylaws in any respect material to the Company and its subsidiaries, taken as a whole.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 1,500,000,000 shares of Company Common Stock, and (ii) 20,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). As of immediately prior to the Effective Time, the Company shall have no shares of Company Preferred Stock and no more than 1,118,750,658 shares of Company Common Stock (assuming the Rights Plan has not been triggered and not including any Company RSU that by its terms provides for settlement in cash), on a fully diluted, as converted and as exercised basis outstanding. As of the close of business on February 16, 2018 (the “Company Capitalization Date”):

(i) 1,067,646,408 shares of Company Common Stock were issued and outstanding, other than Company RSAs;

(ii) no shares of Company Preferred Stock were issued or outstanding;

(iii) no shares of Company Common Stock were held by the Company in its treasury;

(iv) there were (A) Company Stock Options outstanding with a weighted average exercise price of $2.58 per share, entitling the holders thereof, upon exercise, to receive an aggregate of up to 26,987,463 shares of Company Common Stock, (B) 12,600,631 Company RSAs outstanding, and (C) 2,451,000 or 5,520,000 Company RSUs (assuming the achievement of applicable performance criteria at the target level of achievement and maximum level of achievement, respectively and, for the avoidance of doubt, excluding any Company RSU that provides for cash settlement) outstanding, in each such case, as granted or provided for under the Company Stock Plans.

(b) From the close of business on the Company Capitalization Date through the date of this Agreement, no shares of Company Common Stock, Company Preferred Stock, Company Equity Awards or other rights to purchase or receive (or that are valued by reference to) Company Shares have been granted or issued, except for Company Shares issued pursuant to the exercise of Company Stock Options, the vesting of Company RSAs or the vesting of Company RSUs, in each case, that were outstanding on the Company Capitalization Date and in accordance with their terms. Except as set forth in Section 3.3(a) or granted after the date hereof in accordance with Section 5.1, (i) there are not outstanding, authorized or reserved for issuance any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (C) options, warrants, calls, phantom stock or other rights to acquire from the Company, or obligations of the Company to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of the Company or (D) rights issued by the Company or any subsidiary of the Company that are linked to, or based upon, the value of shares of capital stock or voting securities of the Company (collectively, “Company Securities”), and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. All outstanding Company Shares, and all Company Shares reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive or similar rights. Each of the outstanding shares of capital stock or other voting securities of each of the Company’s subsidiaries is (i) duly authorized, validly issued, fully paid and nonassessable, to the extent such concept is applicable, (ii) owned by the Company or another subsidiary of the Company and (iii) owned free and clear of all Liens and limitations in voting rights

(other than (x) Company Permitted Liens described in clause (F) of the definition thereof and (y) transfer and other restrictions under applicable federal and state securities Laws). There are not outstanding or authorized any (A) securities of any of the Company’s subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of any such subsidiary, (B) preemptive rights, options, warrants, calls, phantom stock, conversion rights, redemption rights, repurchase rights or other rights to acquire from the Company or any of the Company’s subsidiaries, or obligations of the Company or any of the Company’s subsidiaries to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of any such subsidiary or (C) rights issued by the Company or a Company subsidiary that are linked to, or based upon, the value of shares of capital stock or other voting securities of the Company’s subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter pursuant to the terms thereof. No subsidiary of the Company owns any shares of Company Common Stock.

(c) Section 3.3(c) of the Company Disclosure Schedule contains a correct and complete list, as of the date hereof, of Company Stock Options, Company RSAs and Company RSUs, including the holder, date of grant, vesting schedule, number of shares of Company Common Stock covered by or subject to the award (including, with respect to performance-vesting Company RSUs, the target and maximum number of shares of Company Common Stock subject to the award), the Company Stock Plan under which the award was granted and, where applicable, exercise price and term. There are no other rights to purchase or receive the Company Common Stock granted under the Company Stock Plans or otherwise other than the Company Equity Awards disclosed on Section 3.3(c) of the Company Disclosure Schedule, and those granted in accordance with Section 5.1. All grants of Company Equity Awards were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with the applicable Company Stock Plan and applicable Law, including the applicable requirements of the NYSE.

Section 3.4 Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger, subject only to the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders Meeting, or any adjournment or postponement thereof, to adopt this Agreement (the “Company Requisite Vote”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and the Merger Subs, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”). The Company Board, at a duly called and held meeting, has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, approved this Agreement and resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger (the “Company Recommendation”) and (b) directed that this Agreement be submitted to the stockholders of the Company for their adoption. The only vote of the stockholders of the Company required to adopt and approve this Agreement and the transactions contemplated hereby is the Company Requisite Vote.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Mergers and the other transactions contemplated hereby will not, subject to obtaining the Company Requisite Vote, (i) conflict with or violate the Company Certificate of Incorporation or Company Bylaws, (ii) conflict with or violate the certificates of incorporation, bylaws or the comparable governing documents of any subsidiary of the Company, (iii) assuming that all consents, approvals, authorizations and Permits contemplated by clauses (i) through (vi) of subsection (b) below have been obtained, and all filings and notifications described in such clauses of subsection (b) below have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its subsidiaries or any of their respective assets or properties or (iv) result in any breach or violation of or constitute a default (or an event, which, with notice or lapse of time or both, would become a default) or result in the loss of a benefit to which the Company or its subsidiaries are entitled under, give rise to any right of termination, cancellation, adverse amendment or acceleration of, require notice or consent under, or result in the creation of a Lien (except a Company Permitted Lien) on any of the material assets or properties of the Company or any of its subsidiaries pursuant to, any Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or their respective assets or properties are bound, except, in the case of clauses (ii), (iii) and (iv), for any such conflict, violation, Lien, breach, default, loss, right, requirement of notice or consent or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Mergers and the other transactions contemplated hereby by the Company do not require any Governmental Filings by the Company, except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement/Prospectus), and state securities, takeover and “blue sky” laws, (ii) filings or notifications required under, and compliance with other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (including the filing of a premerger “Notification and Report Form” by the Company under the HSR Act), (iii) filings required under, and compliance with other applicable requirements of, the NYSE, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (v) the Governmental Filings described in Section 3.5(b) of the Company Disclosure Schedule (collectively, the “Company Healthcare and Insurance Regulatory Approvals”) and (vi) any such Governmental Filings the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company Board has taken, or caused to be taken, all necessary actions so that (i) none of the execution or delivery of this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement will result in (1) any of Parent or the Merger Subs being deemed to be an Acquiring Person (as defined in the Rights Plan), (2) the occurrence of a Triggering Event (as defined in the Rights Plan), or (3) the distribution of Rights Certificates (as defined in the Rights Plan) separate from the certificates representing the shares of Company Common Stock, and (ii) the Rights Plan will be of no further force or effect pursuant to the terms of the Rights Plan as of no later than immediately prior to the Effective Time.

Section 3.6 Compliance with Laws; Permits; Investigations.

(a) Since the Company Applicable Date, the business of the Company and its subsidiaries has been, and is being, conducted in compliance with all Laws applicable to the Company or any of its subsidiaries, except for such failures in compliance as have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and the Company and its subsidiaries have not received any written notice or any other communication alleging any non-compliance with any such Laws, except for any such non-compliance as have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company and its subsidiaries has all required governmental licenses, permits, certificates, approvals, registrations and authorizations (“Permits”) necessary for it to conduct its business and to own and operate its properties and assets, as conducted, owned and operated as of the date hereof, except where the failure to have such Permit has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, all such Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there are no actions pending or, to the knowledge of the Company, threatened in writing, that seek the revocation, limitation, cancellation, suspension or other adverse modification of any Permit, except where such revocation, limitation, cancellation, suspension or other adverse modification has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, there is no basis to believe that any such Permit will not be renewable upon its expiration, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) As of the date hereof, to the knowledge of the Company, no investigation, inquiry, enforcement action, or non-routine review or inspection by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or has been threatened in writing, except for such investigation, inquiry, enforcement action or non-routine review or inspection the outcome of which has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its subsidiaries has since the Company Applicable Date been charged by any Governmental Entity with, or to the knowledge of the Company, investigated for, a violation of any Antitrust Law applicable to the Company or any of its subsidiaries or entered any settlement, memorandum of understanding or similar agreement with a Governmental Entity in respect of a violation or alleged violation of any such Antitrust Law, except, in each case, for any such violation that has not been and would not, individually or in the aggregate, reasonably be expected to be material to the Company and its subsidiaries, taken as a whole.

Section 3.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has timely filed or otherwise furnished all material forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the “SEC”) since February 28, 2016 (the “Company Applicable Date”) (all such forms, reports, statements, certificates and other documents filed or furnished since the Company Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Company SEC Reports”). As of their respective filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Company SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Reports has been amended or superseded by a later Company SEC Report filed prior to the date of this Agreement. Since the Company Applicable Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. None of the Company’s subsidiaries is as of the date hereof, or has been since the Company Applicable Date, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since the Company Applicable Date and prior to the date hereof relating to the Company SEC Reports and all written responses of the Company thereto prior to the date hereof, other than with respect to requests for confidential treatment or which are otherwise publicly available on EDGAR. To the knowledge of the Company, there are no outstanding or unresolved comments in comment letters received prior to the date hereof from the SEC staff with respect to any Company SEC Reports and none of the Company SEC Reports is the subject of ongoing SEC review.

(b) The audited consolidated financial statements of the Company (including all notes thereto) and its subsidiaries included in the Company SEC Reports have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and their consolidated results of operations, comprehensive income (loss), cash flows and stockholders’ equity (deficit) for the periods indicated. The unaudited consolidated financial statements of the Company (including any related notes thereto and any financial statements giving pro forma effect to the sale of the 1,932 stores, three distribution centers and assets related thereto to Walgreen Co. pursuant to the WBA Asset Purchase Agreement) for all interim periods included in the Company SEC Reports have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated therein in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and their consolidated results of operations, comprehensive income (loss), cash flows and stockholders’ equity (deficit) for the periods indicated (subject to normal and recurring period-end adjustments and to any other adjustments described therein or in the notes thereto).

(c) The Company maintains disclosure controls and procedures required by Rules 13a-15 and 15d-15 of the Exchange Act. Such internal controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Such internal controls are sufficient to provide reasonable assurance in all material respects regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes, in each case, in accordance with GAAP. The Company has disclosed based on its most recent evaluation of internal controls prior to the date of this Agreement to the Company’s auditors and the audit committee of the Company Board (i) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act.

(d) Except (i) as reflected, accrued or reserved against in the Company’s unaudited consolidated balance sheet as of December 2, 2017 or the notes thereto included in the Company SEC Reports, (ii) for liabilities or obligations incurred in the ordinary course of business since March 4, 2017 and (iii) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement or the transactions contemplated by the WBA Asset Purchase Agreement and each of the ancillary agreements related thereto, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its subsidiaries (or in the notes thereto), other than those which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) As of the close of business on January 27, 2018, the aggregate principal amount of loans outstanding (excluding undrawn letters of credit) under the Company Credit Agreement was $1,145,000,000.

Section 3.8 Pro Forma Financial Statements. The Company has filed with the SEC pro forma financial statements of the Company and the related notes thereto (which financial statements were included as Exhibit 99.2 to the Company’s Form 8-K, filed with the SEC on January 22, 2018) that give pro forma effect to the sale of the 1,932 stores, three distribution centers and assets related thereto to Walgreen Co. pursuant to the WBA Asset Purchase Agreement and the use of proceeds therefrom. Such pro forma financial statements present fairly the information contained therein (subject to the assumptions and limitations contained therein), have been prepared in accordance with the SEC’s rules and guidelines with respect to pro forma financial statements and have been properly presented on the bases described therein, in each case, in all material respects. The assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein, in each case, in all material respects.

Section 3.9 Information Supplied. The information relating to the Company and its subsidiaries to be contained in the proxy statement in preliminary and definitive form relating to the Company Stockholders Meeting, which will be used as a prospectus of Parent with respect to the issuance of Parent Common Stock in the Merger (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and the registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”) will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company, or at the time the Form S-4 (and any amendment or supplement thereto) is filed and the date it is declared effective or any post-effective amendment thereto is filed or is declared effective, or at the time of the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and any other applicable federal securities Laws. Notwithstanding the foregoing provisions of this Section 3.9, no representation or warranty is made by the Company with respect to any portion of the Proxy Statement/Prospectus or the Form S-4 that was based on information supplied by or on behalf of Parent or the Merger Subs for inclusion or incorporation by reference therein.

Section 3.10 Contracts.

(a) Except (v) for this Agreement, (w) for the Contracts filed as exhibits to the Company SEC Reports filed prior to the date of this Agreement, (x) for the Company Plans and Company Stock Plans, (y) for any contracts that are terminable (and will continue to be terminable after the Effective Time) by the Company or any of its subsidiaries party thereto on no more than sixty (60) days’ notice without material penalty or other liability or (z) as set forth in Section 3.10 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries, as of the date hereof, is party to or bound by any legally binding note, bond, mortgage, indenture, contract, agreement, lease, license, Permit or other instrument, obligation or arrangement (each, a “Contract”) that:

(i) is required to be filed by the Company as a “material contract” pursuant to Item 601 of Regulation S-K under the Securities Act;

(ii) contains covenants binding upon the Company or any of its subsidiaries, in each case, that are material to the Company and its subsidiaries, taken as a whole, that (A) restrict the ability (other than to the extent described in clause (C)(1) below) of the Company (or, following the Effective Time, Parent or its subsidiaries or the Surviving Company) or any of its subsidiaries or Affiliates to engage or compete in any business or sell, supply, acquire, license or distribute any product or service, in each case, in any market or geographic area, with any Person or during any period of time, or that would require the disposition of any material assets or line of business of the Company or its subsidiaries, or, in each case, after the Effective Time, Parent or its subsidiaries, (B) (1) grant “most favored nation” status to another Person and (2) pursuant to such Contract the Company or any of its subsidiaries collectively received, during the twelve (12) month period ended December 2, 2017, more than $50,000,000 or (C) (1) include exclusive or preferred purchasing arrangements or similar provisions expressly obligating the Company or any of its subsidiaries to obtain all of its requirements for, or a minimum quantity of, certain merchandise exclusively from any vendor for merchandise resold by the Company or any of its subsidiaries, except, in each case, any purchase orders entered into in the ordinary course of business, and (2) pursuant to such Contract the Company or any of its subsidiaries collectively paid, during the twelve (12) month period ended December 2, 2017, more than $50,000,000;

(iii) is a services agreement, equipment lease, logistics agreement, information technology agreement or agreement related to software (other than any architectural or construction-related Contract) in connection with which or pursuant to which the Company or any of its subsidiaries collectively paid, during the twelve (12) month period ended December 2, 2017, more than $50,000,000 to any Person;

(iv) other than with respect to any partnership or limited liability company that is wholly owned by the Company or any of its wholly-owned subsidiaries, is a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture, partnership, limited liability company or other similar Person, in each case, that is material to the Company and its subsidiaries, taken as a whole;

(v) is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond or any other Contract relating to indebtedness for borrowed money or the deferred purchase price for property, in each case having an outstanding amount in excess of $2,500,000 individually, other than any such Contract between or among any of the Company and any of its wholly-owned subsidiaries;

(vi) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its subsidiaries, prohibits the pledging of the capital stock of the Company or any subsidiary of the Company, prohibits the issuance of guarantees by the Company or any subsidiary of the Company or grants any rights of first refusal or rights of first offer or similar rights or that limits or proposes to limit the ability of the Company or any of its subsidiaries or Affiliates to sell, transfer, pledge or otherwise dispose of any assets or businesses, in each case, that is material to the Company and its subsidiaries, taken as a whole;

(vii) is an agreement under which the Company or any of its subsidiaries has any obligations to make a capital contribution to, or other investment in the securities of, any Person (other than (A) to the Company or any of its wholly-owned subsidiaries, (B) extensions of credit in the ordinary course of business consistent with past practice and (C) investments in marketable securities in the ordinary course of business), in each case, that is material to the Company and its subsidiaries, taken as a whole;

(viii) is an agreement with respect to any acquisition or divestiture (other than, for the avoidance of doubt, for acquisitions or dispositions of inventory, merchandise, products, services, properties and assets in the ordinary course of business) pursuant to which the Company or any of its subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $5,000,000;

(ix) is between the Company or any of its subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent (5%) or more of the outstanding Company Shares or any of their respective Affiliates, on the other hand, except for any Company Plan;

(x) contains a standstill or similar agreement that will be in effect as of the Closing pursuant to which the Company or any of its subsidiaries has agreed not to acquire assets or securities of another Person;

(xi) contains a put, call or similar right pursuant to which the Company or any of its subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets, in each case with a value in excess of $5,000,000;

(xii) is a Company Material Real Property Lease;

(xiii) is a Contract (including purchasing agreements, group purchasing agreements and excluding work orders, statements of work, purchase orders and similar contracts) pursuant to which the Company or any of its subsidiaries collectively paid, during the twelve (12) month period ended December 2, 2017, more than $50,000,000 to any Person; or

(xiv) is with any of the Company’s top ten (10) commercial payors (measured by prescription revenue of the Company after giving pro forma effect to the transactions contemplated by the WBA Asset Purchase Agreement during the twelve (12) month period ended on December 2, 2017) (the “Company Key Payors”).

(b) Each Contract set forth or required to be set forth in Section 3.10 of the Company Disclosure Schedule or filed as an exhibit (or incorporated by reference) to the Company SEC Reports filed prior to the date of this Agreement as a “material contract” pursuant to Item 601 of Regulation S-K under the Securities Act (and to the extent so disclosed as a “material contract” under Regulation S-K in force as of the date hereof) is referred to herein as a “Company Material Contract.” Each of the Company Material Contracts is valid and binding on the Company or its subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Company Material Contract expires in accordance with its terms and (ii) for such failures to be valid and binding or to be in full force and effect that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, (A) the Company and its subsidiaries have in all material respects performed all obligations required to be performed by them under each Company Material Contract and, to the knowledge of the Company, each other party to each Company Material Contract has in all material respects performed all obligations required to be performed by it under such Company Material Contract, (B) neither the Company nor any of its subsidiaries have received written notice from any other party to a Company Material Contract that such other party intends to terminate any such Company Material Contract (except in accordance with the terms thereof) and (C) there is no default under any Company Material Contract by the Company or any of its subsidiaries and, to the knowledge of the Company, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its subsidiaries.

Section 3.11 WBA Asset Purchase Transaction. The Company has provided to Parent a true, correct and complete copy of the WBA Asset Purchase Agreement. The WBA Asset Purchase Agreement and each of the ancillary agreements related thereto are in full force and effect and there has been no waiver of any material rights or obligations thereunder by the Company or Walgreens Boots Alliance, Inc. There is no material default by the Company or Walgreens Boots Alliance, Inc. under the WBA Asset Purchase Agreement or any such ancillary agreements and, to the knowledge of the Company, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default thereunder by any party thereto.

Section 3.12 Absence of Certain Changes and Events. Since December 2, 2017 through the date of this Agreement, (a) the Company and its subsidiaries have conducted their business in all material respects in the ordinary course and have not taken any action that, if such action occurred between the date hereof and the Effective Time, without the consent of Parent, would constitute a breach of clauses (ii), (vi), (vii), (viii), (ix), (xv), (xvii) or (xx) of Section 5.1 and (b) there has not occurred a Company Material Adverse Effect.

Section 3.13 Absence of Litigation. As of the date hereof, there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, other than any such Proceeding that has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its subsidiaries nor any of their respective assets or properties is or are subject to any order, writ, judgment, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their subsidiaries and are not disproportionately adverse to the Company and its subsidiaries) except for those that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, there are no SEC inquiries or investigations pending or threatened in writing with respect to the Company or any of its subsidiaries.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Plan.

(b) With respect to each material Company Plan, prior to the date hereof, the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, and (v) all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any governmental agency (including the United States Department of Labor and the IRS).

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, (ii) with respect to each Company Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened and (iii) neither the Company nor any of its subsidiaries has engaged in a transaction in connection with which the Company or any of its subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to adversely affect such qualification.

(d) No Company Plan is and neither the Company nor any of its current or former subsidiaries or ERISA Affiliates sponsors, maintains or contributes to, or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). With respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, after giving effect to the transactions contemplated by the WBA Asset Purchase Agreement: (A) there has been no (1) determination that such Company Plan is considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA, and, in connection with the transactions contemplated by this Agreement, to the knowledge of the Company, no special contribution to the Title IV plans shall, or is expected to, be required in order to meet Pension Benefit Guaranty Corporation (“PBGC”) requirements for the funding target under Section 303(i) of ERISA; (2) failure to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; (3) filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard; (4) failure to make by its due date a required installment under Section 430(j) of the Code; (B) the fair market value of the assets of such Company Plan equals or exceeds the actuarial present value of all accrued benefits under such Company Plan (whether or not vested) on a termination basis; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (D) all premiums to the PBGC have been timely paid in full; (E) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any ERISA Affiliate; and (F) the PBGC has not instituted proceedings to terminate any such Company Plan and, to the knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Plan. With respect to each Company Plan that is a multiemployer plan: (i) if the Company or any of its subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, no liability to a multiemployer plan as a result of a complete or partial withdrawal from such multiemployer plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, would be incurred; (ii) to the knowledge of the Company, the transactions contemplated by the WBA Asset Purchase Agreement shall not result in a withdrawal or partial withdrawal from such plan; and (iii) none of the Company and its subsidiaries, nor any of their respective ERISA Affiliates has received any notification, nor has any reason to believe, that any such plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization (after giving effect to the transactions contemplated by the WBA Asset Purchase Agreement), to be insolvent, or to be terminated.

(e) There are no Company Plans maintained for the benefit of employees outside of the United States.

(f) Neither the Company nor any Company subsidiary sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance and health coverage (other than health care continuation coverage as required by applicable Law).

(g) Neither the Company nor any Company subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any Company Service Provider for any Taxes incurred by such Company Service Provider, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(h) Except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from the Company or any of its subsidiaries becoming due, or material increase in the amount of any compensation due, to any Company Service Provider, (ii) materially increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Company Plan) or vesting of any compensation or benefits payable to or in respect of any Company Service Provider or (iv) limit or restrict the right of the Company to merge, amend or terminate any Company Plan. Without limiting the generality of the foregoing, no amount payable to any Company Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) under any Company Plan or other compensation arrangement would be nondeductible under Section 280G or 162(m) of the Code.

Section 3.15 Labor and Employment Matters.

(a) As of the date hereof, no union or other labor organization has been recognized or certified as the representative of any employees of the Company or any subsidiary of the Company for purposes of collective bargaining, and neither the Company nor any subsidiary of the Company is a party to any collective bargaining agreement or any other agreement currently in effect with any labor organization or other representative of any employees of the Company or any subsidiary of the Company (the “Collective Bargaining Agreements”), nor is any such agreement being negotiated by the Company or any subsidiary of the Company as of the date hereof.

(b) To the Company’s knowledge, as of the date hereof, there is no union organizing activity ongoing among the employees of the Company or any subsidiary of the Company, nor has any union or labor organization made any demand for recognition. As of the date hereof and since the Company Applicable Date, there are and have been no strikes, work stoppages, slowdowns, lockouts or similar labor disputes pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries as of the date hereof, in each case, that would be material to the Company and its subsidiaries, taken as a whole.

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there are no actions, charges, complaints, government investigations or other proceedings pending against the Company or any of its subsidiaries by or before any judicial, administrative or arbitral tribunal, board, authority, agency, body or court which arise out of labor and employment, as of the date hereof, and (ii) the Company and each of its subsidiaries are in material compliance with all applicable Laws relating to employment matters, including the payment of wages for all time worked, the payment of overtime, the engagement of individuals as contractors, plant closing and mass layoff notice requirements under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law, and the provision of meal, rest and other breaks. As of the date hereof, there are no grievances pending against the Company or any of its subsidiaries by or before any judicial, administrative or arbitral tribunal, board, authority, agency, body or court arising out of labor and employment or relating to union recognition, accretion, or card check/neutrality agreements between the Company and any union except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its subsidiaries, taken as a whole.

Section 3.16 Insurance. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all insurance policies of the Company and its subsidiaries (a) are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company and its subsidiaries operate, and as are sufficient to comply with applicable Law, (b) neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies, (c) to the knowledge of the Company, as of the date hereof, no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation and (d) no notice of cancellation or termination, other than pursuant to the expiration of a term, has been received with respect to any such policy.

Section 3.17 Properties.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a subsidiary of the Company (i) has good, marketable and fee simple title to the Company Owned Real Property and (ii) holds a valid leasehold interest in all properties subject to a Company Real Property Lease, in each case free and clear of all liens, encumbrances, pledges, security interests, adverse claims, mortgages, deeds of trust, hypothecations, charges or conditional sale or similar restrictions (“Liens”), except in all cases for (A) statutory liens securing payments not yet due or delinquent or which are being contested in good faith, (B) (1) such minor title defects or irregularities of title, non-monetary Liens, charges, easements, rights of way, covenants and other restrictions or encumbrances and (2) such matters which would be shown by a current title report or other similar report and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, as do not, in each case, materially affect the use, occupancy or marketability of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) encumbrances for current Taxes or other governmental charges not yet due and delinquent, or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (D) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (E) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts not yet past due or that are being contested in good faith by appropriate proceedings and (F) liens, mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company (items in clauses (A) through (F) referred to herein as “Company Permitted Liens”). Section 3.17(a)(i) of the Company Disclosure Schedule contains a true and complete list of all real properties (by name and location) owned by the Company or any of its subsidiaries as of the date hereof, in each case that are material to the Company and its subsidiaries, taken as a whole (the “Company Material Owned Real

Property”). The leases for real properties set forth on Section 3.17(a)(ii) of the Company Disclosure Schedule shall be referred to herein as the “Company Material Real Property Leases.”

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) as of the date hereof, neither the Company nor any subsidiary has received any written notice of any condemnation, requisition or taking by a Governmental Entity with respect to Company Owned Real Property nor, to the knowledge of the Company, has any such condemnation been threatened in writing or contemplated, (ii) there are no unexpired option agreements, rights of first refusal or similar rights with respect to the Company Owned Real Property, and (iii) none of the Company nor any of its subsidiaries is in default or breach of any Company Real Property Lease, and, to the knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a default or breach of any Company Real Property Lease by any of the Company or its subsidiaries.

Section 3.18 Tax Matters.

(a) The Company and each of its subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other Tax Returns that are material to the Company and its subsidiaries, taken as a whole, required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (ii) have duly and timely paid all Taxes that are material to the Company and its subsidiaries, taken as a whole, and that are required to be paid (whether or not shown as due on such Tax Returns), except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case with respect to any such Taxes or Tax assessment or deficiency that are material to the Company and its subsidiaries, taken as a whole, which such waiver or extension is currently in effect.

(b) The financial statements contained in the Company SEC Reports reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes that are material to the Company and its subsidiaries, taken as a whole, payable by the Company and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP. To the knowledge of the Company, the Taxes payable by the Company and the subsidiaries of the Company since the date of the financial statements contained in the last Company SEC Reports through the Closing Date with respect to all taxable periods and portions thereof through the Closing Date will not exceed such reserve as adjusted through the Closing Date for the passage of time and ordinary course business operations of the Company and its subsidiaries that is material to the Company and its subsidiaries, taken as a whole.

(c) As of the date hereof, there are no pending Tax audits, examinations, investigations or other proceedings with respect to the Company or any of its subsidiaries and no such audits, investigations or proceedings have been proposed or threatened in writing or, to the knowledge of the Company, otherwise, in each case, that are material to the Company and its subsidiaries, taken as a whole.

(d) Other than Company Permitted Liens, there are no Liens for Taxes on any of the assets of the Company or any of its subsidiaries.

(e) Neither the Company nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) Neither the Company nor any of its subsidiaries (i) has any liability for the Taxes of any Person (other than the Company or its subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law or (ii) is a party to, is bound by or has an obligation under any Tax sharing, indemnity or allocation agreement (other than those contained in commercial agreements or contracts not primarily related to Tax and entered into in the ordinary course of business or any agreement among or between only the Company and/or any of its subsidiaries).

(g) Neither the Company nor any of its subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two (2) year period ending on the date of this Agreement.

(h) As of the date hereof, no claim has been made in writing by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file a Tax Return that the Company or any subsidiary is or may be subject to amounts of taxation by, or is required to file any Tax Return in, that jurisdiction, in each case, with respect to any such amount or Tax Return that is material to the Company and its subsidiaries, taken as a whole.

(i) As of the date hereof, no closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings have been entered into or issued by any Tax authority with respect to the Company or any subsidiary that will have any effect after Closing with respect to any amount or items that are material to the Company and its subsidiaries, taken as a whole.

(j) All Taxes required to be withheld, collected or deposited by or with respect to the Company and each subsidiary of the Company have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax authority, in each case, with respect to any such Taxes that are material to the Company and its subsidiaries, taken as a whole.

(k) Neither the Company nor any subsidiary of the Company will be required to include amounts in income, or exclude items of deduction, in a taxable period ending after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date or any adjustment pursuant to Section 481(a) of the Code (or any analogous provision of other applicable Law), (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code, (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing Date, (v) an election under Section 108(i) of the Code or (vi) any prepaid amount received or paid, prior to the Closing Date, in each case, with respect to any such amounts or items that are material to the Company and its subsidiaries, taken as a whole.

(l) Neither the Company nor any of its subsidiaries has taken or caused to be taken, agreed to take or cause to be taken, or agreed not to take or cause to be taken, any action or knows of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(m) The Company has (or at such relevant time, had) sufficient net operating losses for United States federal income tax purposes to offset to the extent permitted by applicable law any taxable income or gain realized or to be realized by the Company or any of its subsidiaries for United States federal income tax purposes as a result of the transactions contemplated by the WBA Asset Purchase Agreement that have occurred as of the Closing and the Company will have sufficient net operating losses for United States federal income tax purposes (determined without regard to any limitations on the use of such net operating losses) to offset to the extent permitted by applicable Law any taxable income or gain realized or to be realized by the Company or any of its subsidiaries for United States federal income tax purposes as a result of the transactions contemplated by the WBA Asset Purchase Agreement that are expected to occur after the Closing.

(n) For purposes of this Agreement:

(i) “Taxes” means all federal, state, local and foreign taxes, charges, fees, levies or other similar assessments in the nature of tax, including, without limitation, income, profits, franchise, gross receipts, customs duty, capital stock, severance, stamp, payroll, sales, ad valorem, employment, unemployment, disability, use, property, withholding, transfer, excise, license, production, value added, alternative or add on minimum, occupancy and other taxes, customs, duties, governmental fees, escheats, or assessments or charges of a similar nature imposed by any Governmental Entity, including as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions; and

(ii) “Tax Return” means all returns and reports or similar statements (including elections, declarations, disclosures, schedules, claims for refund, amended returns, estimates and information returns and any attachments thereto) filed or required to be filed with respect to any Tax.

Section 3.19 Intellectual Property; IT Systems; Privacy; Data Security.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its subsidiaries exclusively own all of their Intellectual Property registrations and applications and all of their material unregistered proprietary Intellectual Property, free and clear of all Liens except Company Permitted Liens, (ii) the Company’s use and exploitation of such Intellectual Property and the Company’s and its subsidiaries’ conduct of their businesses has not, since the Company Applicable Date, and does not, infringe, dilute or misappropriate the Intellectual Property of any third party, and to the knowledge of the Company, the Company’s and its subsidiaries’ Intellectual Property that is material to the Company and its subsidiaries, taken as a whole, is not being infringed, diluted or misappropriated by any third party, (iii) the Company and its subsidiaries take commercially reasonable actions to protect and maintain their trade secrets and confidential information that is material to the Company and its subsidiaries, taken as a whole, (iv) all Intellectual Property registrations and applications owned by the Company and its subsidiaries and that are material to the Company and its subsidiaries, taken as a whole, are subsisting and unexpired and are valid and enforceable, (v) as of the date hereof, neither the Company nor any of its subsidiaries is a party to any Proceeding and no Proceeding is pending or threatened in writing (including “cease and desist” letters and invitations to take a patent license) against any of them, in each case, that challenges the validity, enforceability or ownership of, or the right to use, sell or license their Intellectual Property or alleges that the Company or its subsidiaries have infringed, diluted or misappropriated the Intellectual Property of any third party and (vi) to the knowledge of the Company, no Person other than authorized employees possesses any material proprietary source code of the Company or its subsidiaries or the current or contingent right to access or possess same other than in the ordinary course of business and pursuant to binding obligations of confidentiality.

(b) Section 3.19(b) of the Company Disclosure Schedule identifies as of the date of this Agreement, a complete list of all Intellectual Property registrations and applications owned by the Company or its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, indicating for each applicable item the registration or application number, the record owner, the date filed or issued and the applicable filing jurisdiction.

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the IT Systems of the Company and its subsidiaries are adequate for the operation of their respective businesses as currently conducted and (ii) as of the date hereof, there has not been any material malfunction with respect to any of such IT Systems in the three (3) years prior to the date hereof that has not been remedied. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its subsidiaries have taken all commercially reasonable steps to secure Personal Data and IT Systems of the Company and its subsidiaries from unauthorized use or access by any third party, and there has not been any such unauthorized use or access by any third party in the three (3) years prior to the date hereof.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the use of Data, including Personal Information, by the Company and its subsidiaries does not infringe or violate the rights of any third party or otherwise violate any applicable Laws including the Information Privacy and Security Laws, regulations, contracts or Payment Card Industry Data Security Standards, and all required consents and authorizations that apply to the Company’s and/or its subsidiaries’ receipt, access, use and disclosure of personal information (“Data Consents”) governing the collection, sharing processing, use, safeguarding and destruction of such Data or Personal Information and neither the Company nor any of its subsidiaries has received any written notice or claim alleging a misuse, breach or violation of the same in the three (3) years prior to the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its subsidiaries have taken commercially reasonable measures, consistent with industry standards, to protect the privacy, confidentiality and security of the Data of their customers and Personal Information, including in compliance with the Payment Card Industry Data Security Standards promulgated by the Payment Card Industry Security Standards Council (“PCI DSS”) and applicable Information Privacy and Security Laws; and (ii) to the knowledge of the Company, as of the date hereof, in the three (3) years prior to the date hereof, there have been no security breaches, unauthorized accesses, or unauthorized acquisitions with respect to the privacy, security or confidentiality of any Data of the customers of the Company or any of its subsidiaries or Personal Information.

(e) Each of the Company and each of its subsidiaries has implemented and maintained (i) a written information security policy (a “WISP”), (ii) a written business continuity plan (a “BCP”), (iii) a written vendor management policy (a “VMP”), (iv) a written incident response plan (an “IRP”), (v) all other policies required by any applicable Information Privacy and Security Law, and (vi) a published privacy policy (each, a “Privacy Policy” and together with its WISP, BCP, VMP, IRP and any other required policies, the “Company Data Security Policies”). Each of the Company and each of its subsidiaries has provided a copy of its current principal Company Data Security Policies to Parent. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, neither the Company nor any of its subsidiaries has collected, received, used or released (or allowed the release of) any data, including any Personal Information, other than in a manner consistent with its Company Data Security Policies and all applicable Information Privacy and Security Laws, and neither the Company nor any of its subsidiaries has violated any applicable Company Data Security Policies.

Section 3.20 Environmental Matters.

(a) (i) Neither the Company nor any of its subsidiaries is in material violation of or has incurred any material liability under any Environmental Law, (ii) the Company and its subsidiaries have all Permits required under any applicable Environmental Laws and are in material compliance with the requirements of such Permits, (iii) as of the date hereof, there are no pending or, to the knowledge of the Company, threatened material Proceedings relating to any Environmental Law against the

Company or any of its subsidiaries, and (iv) there are no events or circumstances (including any non-compliance with Environmental Law or contamination at any of the Company Owned Real Property or the real property subject to the Company Real Property Leases or any other property for which the Company is or is reasonably expected to be liable or has been alleged to be liable) that would reasonably be expected to result in a material liability of, or form the basis of a material order for cleanup or remediation or of a material Proceeding by any private party or Governmental Entity, against or affecting, the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” means Laws relating to the protection of the environment or natural resources, or to human exposure to Hazardous Materials, the release or threatened release of Hazardous Materials, or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, Hazardous Materials.

“Hazardous Materials” means any substance regulated as a hazardous substance, hazardous waste, toxic substance, pollutant, contaminant or words of similar import under any Law relating to the protection of the environment, including petroleum or petroleum products.

Section 3.21 Opinion of Financial Advisor. The Company Board has received a written opinion (or oral opinion to be confirmed in writing) from the Company’s financial advisor, Citigroup Global Markets Inc. (the “Company Financial Advisor”), to the effect that, as of the date of such opinion, and based on and subject to the assumptions, limitations, qualifications and other matters set forth in such written opinion, (i) the Base Exchange Ratio plus the Additional Cash Consideration or (ii) the Stock Election Exchange Ratio, as applicable, is fair, from a financial point of view, to holders of Company Common Stock (other than, to the extent applicable, Parent, the Merger Subs and their respective Affiliates), a copy of which written opinion will be delivered to Parent solely for informational purposes promptly following receipt thereof by the Company.

Section 3.22 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company, any of its subsidiaries or any of their respective officers, directors or employees. Prior to the date of this Agreement, the Company has made available to Parent a copy of all Contracts pursuant to which the Company Financial Advisor is entitled to any fees and expenses from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement (which Contracts may be redacted with respect to terms that do not relate to the transactions contemplated by this Agreement).

Section 3.23 Compliance with Food Authority Laws and Regulations.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and assuming the Company’s reasonable reliance on contractual, certified and other assurances of compliance by manufacturers, suppliers, importers, distributors or other applicable third parties, the Company, each of its subsidiaries and all products manufactured, marketed or sold by the Company or any of its subsidiaries (the “Company Products”) have complied and are in compliance with (i) the applicable provisions of the Federal Food, Drug, and Cosmetic Act, as amended, and the applicable regulations and requirements adopted by the FDA, the applicable statutes, regulations and requirements of the USDA, all applicable statutes enforced by the FTC and the applicable FTC regulations and requirements, and any applicable requirements established by any Food Authority and (ii) all terms and conditions imposed in any Permit by any Food Authority. The foregoing includes, but is not limited to, any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures, shipping requirements and shelf-life requirements.

(b) None of (i) the Company, any of its subsidiaries, any Company Product or the facilities in which the Company Products are manufactured, processed, packaged or held or (ii) to the knowledge of the Company, with respect to the Company Products, the Persons that manufacture, process, package, or supply ingredients and packaging materials for or distribute the Company Products, has received or is subject to (i) any warning letter, notice of inspectional observation (FDA Form 483) or other adverse correspondence or notice from the FDA, Notice of Suspension or Notice of Intended Enforcement or other adverse correspondence or notice from the USDA or (ii) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, except for those to which the Company or any of its subsidiaries responded or those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) As of the date hereof, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of (i) the Company or its subsidiaries, or (ii) to the knowledge of the Company, with respect to the Company Products, the Persons that manufacture, process, package, supply ingredients for or distribute the Company Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Company Product. To the knowledge of the Company, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, there are no facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold or (ii) as a result of regulatory action, (x) a material change in the labeling of any such Company Products or (y)  a termination or suspension of the marketing of such Company Products.

Section 3.24 Compliance with Healthcare and Insurance Laws and Regulations.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its subsidiaries is conducting and has conducted its business and operations in compliance with, and neither the Company nor any of its subsidiaries, any of their respective officers, or directors, nor, to the knowledge of the Company, employees or independent contractors (with respect to their activities on behalf of the Company or its subsidiaries), has engaged in any activities or omissions that would constitute a violation of any Healthcare Laws or Insurance Laws.

(b) The Company and each of its subsidiaries has complied with all applicable Healthcare Laws and Insurance Laws relating to the operation of its businesses, and are not subject to any sanction or other adverse action by any Governmental Entity with respect to such matters, except for such failures to comply or such sanctions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except as has not had and would not, individually and in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) as of the date hereof, neither the Company nor any of its subsidiaries, any of their respective directors, or officers, nor, to the knowledge of the Company, employees or independent contractors (with respect to their activities on behalf of the Company or its subsidiaries), has received any written notice, warning, citation, suspension, revocation or other communication from any Governmental Entity, including any subpoena or investigative demand, alleging noncompliance with any Healthcare Laws or Insurance Laws; (ii) as of the date hereof, neither the Company nor any of its subsidiaries, any of their respective directors, or officers, nor, to the knowledge of the Company, employees or independent contractors (with respect to their activities on behalf of the Company or its subsidiaries), is in receipt of any civil, criminal or administrative subpoena, request for information, action, suit, complaint, notice, letter, hearing, or investigation related to noncompliance with any Healthcare Laws or Insurance Laws in the three (3) years prior to the date hereof; (iii) as of the date hereof, there has not been any violation of any Healthcare Laws or Insurance Laws by the Company or any of its subsidiaries, any of their respective directors, or officers, or, to the knowledge of the Company, employees or independent contractors (with respect to their activities on behalf of the Company or its subsidiaries), in submissions or reports, or failure to make submissions or reports, to any Governmental Entity that would reasonably be expected to require investigation, corrective action, self-reporting, or enforcement action; (iv) neither the Company nor, as of the date hereof, any of its subsidiaries, nor any of their respective directors, officers, Affiliates, employees or contractors has been (A) suspended, debarred or excluded from participation in Medicare, Medicaid or any other federal or state healthcare program or is subject to an action or investigation that is reasonably likely to result in such a suspension, debarment or exclusion nor is any such suspension, debarment or exclusion threatened or pending, (B) convicted of or formally charged with or, to the knowledge of the Company, investigated for any crime or violation or engaged in any conduct for which such Person would reasonably be expected to be excluded, suspended, or debarred from participating, or would be otherwise ineligible to participate, in any program with a Governmental Entity; (C) assessed a civil money penalty under Section 1128A or 1128B of the Social Security Act or any regulations promulgated thereunder, or, to the knowledge of the Company, engaged in any conduct that would reasonably be expected to subject such Person or entity to a civil monetary penalty or criminal penalty under Sections 1128A or 1128B of the Social Security Act or any similar Law; (D) convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance; (E) convicted or formally charged with, or, to the knowledge of the Company, investigated for, any violation of Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation; or (F) listed on the General Services Administration Excluded Parties List System; (v) neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, employees or independent contractors (with respect to their activities on behalf of the Company and its subsidiaries) (A) is or has been party to or subject to any corporate integrity agreement, deferred prosecution agreement, consent order, consent decree or other settlement agreement with any Governmental Entity relating to any alleged violation of Healthcare Laws or Insurance Laws, (B) since the Company Applicable Date, has adopted any board resolutions at the request of any Governmental Entity relating to Healthcare Laws or Insurance Laws restricting the conduct of its business or otherwise impacting the management or operation of its business in any material adverse manner (collectively, “Company Regulatory Agreements”) or (C) since the Company Applicable Date, has received written notice from any Governmental Entity that such Governmental Entity is considering issuing or requesting or investigating the possible issuance or request for any Company Regulatory Agreement; (vi) neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any of their respective directors, officers, employees or independent contractors (with respect to their activities on behalf of the Company or its subsidiaries), is subject to any order, judgment, injunction, award, or decree adopted or imposed by any Governmental Entity relating to any alleged violation of Healthcare Laws or Insurance Laws; and (vii) all reports, documents, applications, and notices required to be filed, maintained or furnished to any Governmental Entity or any private or government payment program, in each case that are material to the Company and its subsidiaries, taken as a whole, have been so filed, maintained or furnished and all such reports, documents, applications and notices were true, complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(d) The Company and each of its subsidiaries meets, and since the Company Applicable Date have met, all of the applicable requirements of participation, coverage, and enrollment in all government and private payment programs in which the Company or any of its subsidiaries participates (“Company Payment Programs”), and, where applicable, is a party to valid supplier or participation agreements related to such Company Payment Programs, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, to the knowledge of the Company, there is no pending or threatened investigation or civil or administrative proceeding relating to the participation by the Company or any of its subsidiaries in any Company Payment Program, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any written notices of any action pending by any Company Payment Program, to revoke, limit or terminate the participation for cause of the Company or any of its subsidiaries in any Company Payment Program, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute grounds for termination or reduction in the participation of the Company or any of its subsidiaries in (i) any government Company Payment Program or (ii) any other Company Payment Program, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all supplier or participation agreements necessary for participation in the Company Payment Programs to which the Company or any of its subsidiaries is a party constitute valid and binding obligations, enforceable against the Company or such subsidiary in accordance with their respective terms and, to the knowledge of the Company, are in full force and effect, neither the Company nor any of its subsidiaries has received written notice of default of any material provision under any Company Payment Program and the Company and its subsidiaries and, to the knowledge of the Company, the other parties thereto are not in default of any material provision thereunder.

(e) To the knowledge of the Company, each employee and independent contractor of the Company and any of its subsidiaries is duly licensed, certified, registered and qualified as required by applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, no suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee or independent contractor license or qualification is pending or, to the knowledge of the Company, threatened, and no event has occurred and no circumstance exists that would reasonably be expected to result in the suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee or independent contractor license, certification, registration or qualification, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No employee of the Company nor any of its subsidiaries is not in compliance with the terms of any such employee or independent contractor license or qualification, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, to the knowledge of the Company, there are no inquiries, investigations or monitoring of activities pending relating to any employee or independent contractor license or qualification, except for routine audits or reviews and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) To the knowledge of the Company, no Person (terminated employee, contractor or otherwise) has raised allegations relative to the Company or any of its subsidiaries, or any of their respective directors, officers, or employees or independent contractors (with respect to their activities on behalf of the Company or its subsidiaries) that could reasonably be expected to give rise to a claim under the Federal False Claims Act (31 U.S.C. §§ 3729-3733), or any state or federal anti-kickback, beneficiary inducement, physician self-referral or billing or coding-related Law, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, there are no pending or, to the knowledge of the Company, threatened, appeals, adjustments, challenges, investigations, litigation, audits, or written notices of intent to audit with respect to reports or billings, or claims for refunds, recoupments, overpayments, discounts or adjustments, in each case relating to the Company or any of its subsidiaries and any alleged violation of Healthcare Laws or Insurance Laws, other than such routine audits or reviews as would be expected in the ordinary course of the Company’s business. Since the Company Applicable Date, the Company and its subsidiaries have not received any overpayments from, nor do they owe any outstanding refunds to, any Governmental Entity, or agent thereof, or private third-party payer that have not been returned in full to such Governmental Entity, agent thereof, or private third-party payer, respectively, other than overpayments and refunds that occur in the ordinary course of business or that otherwise would not have a Company Material Adverse Effect. The Company and each of its subsidiaries has implemented a corporate compliance program in compliance with Healthcare Laws, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) As of the date hereof, the Company has received no formal written notification directly from a Governmental Entity that the Company, any of its subsidiaries, or any of their respective directors, officers, employees or independent contractors (with respect to their activities on behalf of the Company or its subsidiaries), is (i) the subject or target of a criminal investigation related to Healthcare Laws or Insurance Laws or (ii) indicted in any criminal proceeding related to Healthcare Laws or Insurance Laws, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.25 Related Party Transactions. As of the date of this Agreement, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its subsidiaries to, and neither the Company nor any of its subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the Company Shares or any director or officer or Affiliate of the Company or any of its subsidiaries, or to any relative of any of the foregoing, except for Company Plans.

Section 3.26 Ownership of Parent Common Stock. The Company is not, nor at any time during the last three (3) years has been, an “interested stockholder” of Parent as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 3.27 Takeover Statutes. The Company Board has taken appropriate action so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the consummation of the transactions contemplated hereby. No other “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under any Laws applicable to the Company or any of its subsidiaries is applicable to this Agreement or the transactions contemplated hereby, including the Mergers.

Section 3.28 Key Payors. Since December 2, 2017 to the date of this Agreement, to the knowledge of the Company, no Company Key Payor has provided written notice to the Company that it intends to terminate any Contracts which would result in a reduction of the aggregate annual revenue to be received by the Company and its subsidiaries in the twelve (12) month period ended December 2, 2018 in an amount material to the Company and its subsidiaries, taken as a whole, after giving pro forma effect to the transactions contemplated by the WBA Asset Purchase Agreement, as compared to the twelve (12) month period ended on December 2, 2017. To the extent permitted by applicable Law, the Company has promptly provided Parent with any known written notice of the type described in the foregoing sentence received by the Company or its subsidiaries after the date of this Agreement.

Section 3.29 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in Article IV, the Company acknowledges that none of Parent, the Merger Subs nor any other Person on behalf of Parent or the Merger Subs makes any other express or implied representation or warranty with respect to Parent or its subsidiaries or with respect to any other information provided to the Company, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in the Data Room or management presentations in expectation of the transactions contemplated by this Agreement, including with respect to the completeness, accuracy or currency of any such information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND THE MERGER SUBS

Parent and the Merger Subs each hereby represents and warrants to the Company that, except (a) other than with respect to Section 4.3(a) and the first sentence of, and clause (i) of the second sentence of, Section 4.3(b), as disclosed in the Parent SEC Reports filed with, or furnished to, the SEC on or after February 28, 2016 and publicly available no less than one (1) Business Day prior to the date of this Agreement (excluding any disclosures set forth therein under the heading “Risk Factors” (other than factual information contained therein) or in any “forward-looking statements” disclaimer or other disclosures to the extent they are similarly predictive or forward-looking in nature) or (b) as set forth in the corresponding sections or subsections of the disclosure schedules delivered to the Company by Parent and the Merger Subs concurrently with entering into this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

Section 4.1 Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries (a) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (b) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case of clauses (a) and (b), in the case of subsidiaries of Parent, where the failure to be so qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Section 4.1 of the Parent Disclosure Schedule sets forth Parent’s or its subsidiaries’ direct or indirect ownership interest, as of the date of this Agreement, in any Person not directly or indirectly wholly owned by Parent, other than securities in a publicly traded company held for investment by Parent or any of its subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such Person. All “significant subsidiaries” (as such term is defined under Regulation S-X) (“Parent Significant Subsidiaries”) and their respective jurisdictions of organization are identified as such in the Parent SEC Reports or on Section  4.1 of the Parent Disclosure Schedules.

Section 4.2 Certificate of Incorporation and Bylaws. Parent has heretofore made available to the Company in the Data Room a correct and complete copy of the certificate of incorporation, as amended through the date hereof (the “Parent Certificate of Incorporation”), and the bylaws, as amended through the date hereof (the “Parent Bylaws”), of Parent. The Parent Certificate of Incorporation and the Parent Bylaws are in full force and effect as of the date hereof. Parent has made available to the Company in the Data Room prior to the date of this Agreement complete and correct copies of the certificates of incorporation and bylaws or comparable governing documents, each as amended through the date hereof, of each of the Parent Significant Subsidiaries, and each as so delivered is in full force and effect as of the date hereof. Parent is not in violation of any provision of the Parent Certificate of Incorporation or Parent Bylaws in any respect material to Parent and its subsidiaries, taken as a whole.

Section 4.3 Capitalization.

(a) The authorized capital stock of Parent consists of (x) 1,000,000,000 shares of Parent Common Stock, and (y) 30,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of immediately prior to the Effective Time, Parent shall have no shares of Parent Preferred Stock and no more than 282,877,942 shares of Parent Common Stock outstanding on a fully diluted, as converted and as exercised basis (including any phantom units and management incentive units). As of the close of business on February 16, 2018 (the “Parent Capitalization Date”):

(i) 279,654,028 shares of Parent Common Stock were issued and outstanding;

(ii) no shares of Parent Preferred Stock were issued or outstanding; and

(iii) no shares of Parent Common Stock were held by Parent in its treasury.

(b) From the close of business on the Parent Capitalization Date through the date of this Agreement, no shares of Parent Common Stock or Parent Preferred Stock or other rights to purchase or receive (or that are valued by reference to) shares of Parent Common Stock or Parent Preferred Stock have been granted or issued. Except as set forth in Section 4.3(a), (i) there are not outstanding, authorized or reserved for issuance any (A) shares of capital stock or other voting securities of Parent, (B) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent, (C) options, warrants, calls, phantom stock or other rights to acquire from Parent, or obligations of Parent to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of Parent or (D) rights issued by Parent or any subsidiary of Parent that are linked to, or based upon, the value of shares of capital stock or voting securities of Parent (collectively, “Parent Securities”), and (ii) there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Securities. All outstanding Parent Securities are duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive or similar rights. Each of the outstanding shares of capital stock or other voting securities of each of Parent’s subsidiaries is (i) duly authorized, validly issued, fully paid and nonassessable, to the extent such concept is applicable, (ii) owned by Parent or another subsidiary of Parent and (iii) owned free and clear of all Liens and limitations in voting rights (other than (x) Parent Permitted Liens described in clause (F) of the definition thereof and (y) transfer and other restrictions under applicable federal and state securities Laws). There are not outstanding or authorized any (A) securities of any of Parent’s subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of any such subsidiary, (B) preemptive rights, options, warrants, calls, phantom stock, conversion rights, redemption rights, repurchase rights or other rights to acquire from Parent or any of Parent’s subsidiaries, or obligations of Parent or any of Parent’s subsidiaries to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of any such subsidiary or (C) rights issued by Parent or a Parent subsidiary that are linked to, or based upon, the value of shares of capital stock or other voting securities of Parent’s subsidiaries. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter pursuant to the terms thereof. No subsidiary of Parent owns any shares of Parent Securities.

Section 4.4 Authority. Each of Parent and the Merger Subs has all requisite corporate power and authority, and has taken all corporate or other action necessary, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Mergers and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and the Merger Subs and the consummation by each of Parent and the Merger Subs of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the boards of directors of Parent and the Merger Subs and immediately following execution and delivery of this Agreement, Parent will approve and adopt this Agreement and the transactions contemplated hereby (a) in its capacity as indirect parent of Merger Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub and (b) in its capacity as sole member of Merger Sub II in accordance with applicable Law and the certificate of formation and limited liability company agreement of Merger Sub II, and no other corporate proceedings or stockholder or similar action on the part of Parent or the Merger Subs or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware). This Agreement has been duly and validly executed and delivered by each of Parent and the Merger Subs and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and the Merger Subs enforceable against each of Parent and the Merger Subs in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent does not, and the consummation of the Mergers and the other transactions contemplated hereby will not, (i) conflict with or violate the Parent Certificate of Incorporation or Parent Bylaws, (ii) conflict with or violate the certificates of incorporation, bylaws or the comparable governing documents of any subsidiary of Parent or the Merger Subs, (iii) assuming that all consents, approvals, authorizations and Permits contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings and notifications described in such clauses of subsection (b) below have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any of its subsidiaries or any of their respective assets or properties or (iv) result in any breach or violation of or constitute a default (or an event, which, with notice or lapse of time or both, would become a default) or result in the loss of a benefit to which Parent or its subsidiaries are entitled under, give rise to any right of termination, cancellation, adverse amendment or acceleration of, require notice or consent under, or result in the creation of a Lien (except a Parent Permitted Lien) on any of the material assets or properties of Parent or any of its subsidiaries pursuant to, any Contract to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or their respective assets or properties are bound, except, in the case of clauses (ii), (iii) and (iv), for any such conflict, violation, Lien, breach, default, loss, right, requirement of notice or consent or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and the Merger Subs and the consummation of the Mergers and the other transactions contemplated hereby by each of Parent and the Merger Subs do not require any Governmental Filings by Parent or the Merger Subs, except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Form S-4), and state securities, takeover and “blue sky” laws, (ii) filings or notifications required under, and compliance with other applicable requirements of, the HSR Act (including the filing of a premerger “Notification and Report Form” by Parent and the Merger Subs under the HSR Act), (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the Governmental Filings described in Section 4.5(b) of the Parent Disclosure Schedule (collectively, the “Parent Regulatory Approvals”) and (v) any such Governmental Filings the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Compliance with Laws; Permits; Investigations.

(a) Since the Parent Applicable Date, the business of Parent and its subsidiaries has been, and is being, conducted in compliance with all Laws applicable to Parent or any of its subsidiaries, except for such failures in compliance as have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, and Parent and its subsidiaries have not received any written notice or any other communication alleging any non-compliance with any such Laws, except for any such non-compliance as have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Each of Parent and its subsidiaries has all required Permits necessary for it to conduct its business and to own and operate its properties and assets, as conducted, owned and operated as of the date hereof, except where the failure to have such Permit has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, all such Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, there are no actions pending or, to the knowledge of Parent, threatened in writing, that seek the revocation, limitation, cancellation, suspension or other adverse modification of any Permit, except where such revocation, limitation, cancellation, suspension, or other adverse modification has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, there is no basis to believe that any such Permit will not be renewable upon its expiration, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) As of the date hereof, to the knowledge of Parent, no investigation, inquiry, enforcement action, or non-routine review or inspection by any Governmental Entity with respect to Parent or any of its subsidiaries is pending or has been threatened in writing, except for such investigation, inquiry, enforcement action or non-routine review or inspection the outcome of which has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its subsidiaries has, since the Parent Applicable Date, been charged by any Governmental Entity with, or to the knowledge of Parent, investigated for, a violation of any Antitrust Law applicable to Parent or any of its subsidiaries or entered any settlement, memorandum of understanding or similar agreement with a Governmental Entity in respect of a violation or alleged violation of any such Antitrust Law, except, in each case, for any such violation that has not been and would not, individually or in the aggregate, reasonably be expected to be material to Parent and its subsidiaries, taken as a whole.

Section 4.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) Each of Parent and Albertsons Companies, LLC has timely filed or otherwise furnished all material forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished by it with the SEC since February 28, 2016 (the “Parent Applicable Date”) (all such forms, reports, statements, certificates and other documents filed or furnished since the Parent Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Parent SEC Reports”). As of their respective filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Parent SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and Sarbanes-Oxley, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Parent SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Parent SEC Reports has been amended or superseded by a later Parent SEC Report filed prior to the date of this Agreement. Other than the subsidiaries listed on Section 4.7(a) of the Parent Disclosure Schedule, none of Parent’s subsidiaries is as of the date hereof, or has been since the Parent Applicable Date, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since the Parent Applicable Date and prior to the date hereof relating to the Parent SEC Reports and all written responses of Parent and Albertsons Companies, LLC thereto prior to the date hereof, other than with respect to requests for confidential treatment or which are otherwise publicly available on EDGAR. To the knowledge of Parent, there are no outstanding or unresolved comments in comment letters received prior to the date hereof from the SEC staff with respect to any Parent SEC Reports and none of the Parent SEC Reports is the subject of ongoing SEC review.

(b) The audited consolidated financial statements of each of Parent and Albertsons Companies, LLC (including all notes thereto) and their respective subsidiaries included in the Parent SEC Reports have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and Albertsons Companies, LLC, as applicable, and their respective subsidiaries at the respective dates thereof (taking into account the notes thereto) and their consolidated results of operations, comprehensive income (loss), cash flows and stockholders’ equity (deficit) for the periods indicated. The unaudited consolidated financial statements of Parent and Albertsons Companies, LLC (including any related notes thereto) for all interim periods included in the Parent SEC Reports have been prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated therein in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and Albertsons Companies, LLC, as applicable, and their respective subsidiaries as of the respective dates thereof (taking into account the notes thereto) and their consolidated results of operations, comprehensive income (loss), cash flows and stockholders’ equity (deficit) for the periods indicated (subject to normal and recurring period-end adjustments and to any other adjustments described therein or in the notes thereto).

(c) Each of Parent and Albertsons Companies, LLC maintain disclosure controls and procedures required by Rules 13a-15 and 15d-15 of the Exchange Act. Such internal controls and procedures are reasonably designed to ensure that material information required to be disclosed by

Parent and Albertsons Companies, LLC, as applicable, in the reports each company files or submits under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s and Albertsons Companies, LLC’s filings with the SEC and other public disclosure documents. Such internal controls are sufficient to provide reasonable assurance in all material respects regarding the reliability of Parent’s and Albertsons Companies, LLC’s financial reporting and the preparation of Parent’s and Albertsons Companies, LLC’s financial statements for external purposes, in each case, in accordance with GAAP. Parent has disclosed based on its most recent evaluation of internal controls prior to the date of this Agreement to Parent’s auditors and the audit committee of the Parent Board (i) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act.

(d) Except (i) as reflected, accrued or reserved against in Parent’s or Albertsons Companies, LLC’s unaudited consolidated balance sheet, as applicable, as of December 2, 2017 or the notes thereto included in the Parent SEC Reports, (ii) for liabilities or obligations incurred in the ordinary course of business since December 2, 2017 and (iii) for liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, none of Parent, Albertsons Companies, LLC nor any of their respective subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent or Albertsons Companies, LLC, as applicable, and their respective subsidiaries (or in the notes thereto), other than those which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8 Information Supplied. The information relating to Parent or the Merger Subs to be contained in the Proxy Statement/Prospectus and the Form S-4 will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of the Company, or at the time the Form S-4 (and any amendment or supplement thereto) is filed and the date it is declared effective or any post-effective amendment thereto is filed or is declared effective, or at the time of the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and any other applicable federal securities Laws. Notwithstanding the foregoing provisions of this Section 4.8, no representation or warranty is made by Parent or the Merger Subs with respect to any portion of the Proxy Statement/Prospectus or the Form S-4 that was based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

Section 4.9 Contracts.

(a) Except (v) for this Agreement, (w) for the Contracts filed as exhibits to the Parent SEC Reports filed prior to the date of this Agreement, (x) for Parent Plans and Parent Stock Plans, (y) for any contracts that are terminable (and will continue to be terminable after the Effective Time) by Parent or any of its subsidiaries party thereto on no more than sixty (60) days’ notice without material penalty or other liability or (z) as set forth in Section 4.9 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries, as of the date hereof, is party to or bound by any Contract that:

(i) is required to be filed by Parent as a “material contract” pursuant to Item 601 of Regulation S-K under the Securities Act;

(ii) contains covenants binding upon Parent or any of its subsidiaries, in each case, that are material to Parent and its subsidiaries, taken as a whole, that (A) restrict the ability (other than to the extent described in clause (C)(1) below) of Parent (or, following the Effective Time, the Surviving Company or its subsidiaries) or any of its subsidiaries or Affiliates to engage or compete in any business or sell, supply, acquire, license or distribute any product or service, in each case, in any market or geographic area, with any Person or during any period of time, or that would require the disposition of any material assets or line of business of Parent or its subsidiaries, or, in each case, after the Effective Time, the Surviving Company or its subsidiaries, (B) (1) grant “most favored nation” status to another Person and (2) pursuant to such Contract Parent or any of its subsidiaries collectively received, during the twelve (12) month period ended December 2, 2017, more than $50,000,000 or (C) (1) include exclusive or preferred purchasing arrangements or similar provisions expressly obligating Parent or any of its subsidiaries to obtain all of its requirements for, or a minimum quantity of, certain merchandise exclusively from any vendor for merchandise resold by Parent or any of its subsidiaries, except, in each case, any purchase orders entered into in the ordinary course of business and (2) pursuant to such Contract Parent or any of its subsidiaries collectively paid, during the twelve (12) month period ended December 2, 2017, more than $50,000,000;

(iii) is a services agreement, equipment lease, logistics agreement, information technology agreement or agreement related to software (other than any architectural or construction-related Contract) in connection with which or pursuant to which Parent or any of its subsidiaries collectively paid, during the twelve (12) month period ended December 2, 2017, more than $50,000,000 to any Person;

(iv) other than with respect to any partnership or limited liability company that is wholly owned by Parent or any of its wholly-owned subsidiaries, is a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture, partnership, limited liability company or other similar Person, in each case, that is material to Parent and its subsidiaries, taken as a whole;

(v) is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond or any other Contract relating to indebtedness for borrowed money or the deferred purchase price for property, in each case having an outstanding amount in excess of $5,000,000 individually, other than any such Contract between or among any of Parent and any of its wholly-owned subsidiaries;

(vi) prohibits the payment of dividends or distributions in respect of the capital stock of Parent or any of its subsidiaries, prohibits the pledging of the capital stock of Parent or any subsidiary of Parent, prohibits the issuance of guarantees by Parent or any subsidiary of Parent or grants any rights of first refusal or rights of first offer or similar rights or that limits or proposes to limit the ability of Parent or any of its subsidiaries or Affiliates to sell, transfer, pledge or otherwise dispose of any assets or businesses, in each case, that is material to Parent and its subsidiaries, taken as a whole;

(vii) is an agreement under which Parent or any of its subsidiaries has any obligations to make a capital contribution to, or other investment in the securities of, any Person (other than (A) to Parent or any of its wholly-owned subsidiaries, (B) extensions of credit in the ordinary course of business consistent with past practice and (C) investments in marketable securities in the ordinary course of business), in each case, that is material to Parent and its subsidiaries, taken as a whole;

(viii) is an agreement with respect to any acquisition or divestiture (other than, for the avoidance of doubt, for acquisitions or dispositions of inventory, merchandise, products, services, properties and assets in the ordinary course of business) pursuant to which Parent or any of its subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of $10,000,000;

(ix) is between Parent or any of its subsidiaries, on the one hand, and any director or officer of Parent or any Person beneficially owning five percent (5%) or more of the outstanding shares of Parent Common Stock or any of their respective Affiliates, on the other hand, except for any Parent Plan;

(x) contains a standstill or similar agreement that will be in effect as of the Closing pursuant to which Parent or any of its subsidiaries has agreed not to acquire assets or securities of another Person;

(xi) contains a put, call or similar right pursuant to which Parent or any of its subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets, in each case with a value in excess of $10,000,000;

(xii) is a Parent Material Real Property Lease;

(xiii) is a Contract (including purchasing agreements, group purchasing agreements and excluding work orders, statements of work, purchase orders and similar contracts) pursuant to which Parent or any of its subsidiaries collectively paid, during the twelve (12) month period ended December 2, 2017, more than $50,000,000 to any Person; or

(xiv) is with any of Parent’s top ten (10) commercial payors (measured by prescription revenue of Parent during the twelve (12) month period ended on December 2, 2017) (the “Parent Key Payors”).

(b) Each Contract set forth or required to be set forth in Section 4.9 of the Parent Disclosure Schedule or filed as an exhibit (or incorporated by reference) to the Parent SEC Reports filed prior to the date of this Agreement as a “material contract” pursuant to Item 601 of Regulation S-K under the Securities Act (and to the extent so disclosed as a “material contract” under Regulation S-K in force as of the date hereof) is referred to herein as a “Parent Material Contract.” Each of the Parent Material Contracts is valid and binding on Parent or its subsidiaries party thereto, as applicable, and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Parent Material Contract expires in accordance with its terms and (ii) for such failures to be valid and binding or to be in full force and effect that have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date hereof, (A) Parent and its subsidiaries have in all material respects performed all obligations required to be performed by them under each Parent Material Contract and, to the knowledge of Parent, each other party to each Parent Material Contract has in all material respects performed all obligations required to be performed by it under such Parent Material Contract, (B) neither Parent nor any of its subsidiaries have received written notice from any other party to a Parent Material Contract that such other party intends to terminate any such Parent Material Contract (except in accordance with the terms thereof) and (C) there is no default under any Parent Material Contract by Parent or any of its subsidiaries and, to the knowledge of Parent, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by Parent or any of its subsidiaries.

Section 4.10 Absence of Certain Changes and Events. Since December 2, 2017 through the date of this Agreement, (a) Parent and its subsidiaries have conducted their business in all material respects in the ordinary course and have not taken any action that, if such action occurred between the date hereof and the Effective Time, without the consent of the Company, would constitute a breach of clauses (ii), (v), (vi), (vii), (viii), (xiii), (xv) or (xviii) of Section 6.1 and (b) there has not occurred a Parent Material Adverse Effect.

Section 4.11 Absence of Litigation. As of the date hereof, there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, other than any such Proceeding that has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its subsidiaries nor any of their respective assets or properties is or are subject to any order, writ, judgment, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their subsidiaries and are not disproportionately adverse to Parent and its subsidiaries) except for those that have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, as of the date hereof, there are no SEC inquiries or investigations pending or threatened in writing with respect to Parent or any of its subsidiaries.

Section 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Parent Plan.

(b) With respect to each material Parent Plan, prior to the date hereof, Parent has made available to the Company a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the IRS, (iii) the most recent summary plan description for each Parent Plan for which such summary plan description is required, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, and (v) all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any governmental agency (including the United States Department of Labor and the IRS).

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, (ii) with respect to each Parent Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Parent, threatened and (iii) neither Parent nor any of its subsidiaries has engaged in a transaction in connection with which Parent or any of its subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. Each Parent Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of Parent, no circumstances exist which would reasonably be expected to adversely affect such qualification.

(d) No Parent Plan is and neither Parent nor any of its current or former subsidiaries or ERISA Affiliates sponsors, maintains or contributes to, or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). With respect to each Parent Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (A) there has been no (1) determination that such Parent Plan is considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA, and, in connection with the transactions contemplated by this Agreement, to the knowledge of Parent, no special contribution to the Title IV plans shall, or is expected to, be required in order to meet PBGC requirements for the funding target under Section 303(i) of ERISA; (2) failure to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; (3) filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard; (4) failure to make by its due date a required installment under Section 430(j) of the Code; (B) the fair market value of the assets of such Parent Plan equals or exceeds the actuarial present value of all accrued benefits under such Plan (whether or not vested) on a termination basis; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (D) all premiums to the PBGC have been timely paid in full; (E) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Parent or any ERISA Affiliate; and (F) the PBGC has not instituted proceedings to terminate any such Parent Plan and, to the knowledge of Parent, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Parent Plan. With respect to each Parent Plan that is a multiemployer plan: (i) if Parent or any of its subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan, no liability to a multiemployer plan as a result of a complete or partial withdrawal from such multiemployer plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, would be incurred; and (ii) none of Parent and its subsidiaries, nor any of their respective ERISA Affiliates has received any notification, nor has any reason to believe, that any such Parent Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(e) There are no Parent Plans maintained for the benefit of employees outside of the United States.

(f) Neither Parent nor any Parent subsidiary sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits, including life insurance and health coverage (other than health care continuation coverage as required by applicable Law).

(g) Neither Parent nor any Parent subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any Parent Service Provider for any Taxes incurred by such Parent Service Provider, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(h) Except as contemplated by this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from Parent or any of its subsidiaries becoming due, or material increase in the amount of any compensation due, to any Parent Service Provider, (ii) materially increase any benefits otherwise payable under any Parent Plan, (iii) result in the acceleration of the time of payment (including the funding of a trust or transfer of any assets to fund any benefits under any Parent Plan) or vesting of any compensation or benefits payable to or in respect of any Parent Service Provider or (iv) limit or restrict the right of Parent to merge, amend or terminate any Parent Plan. Without limiting the generality of the foregoing, no amount payable to any Parent Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) under any Parent Plan or other compensation arrangement would be nondeductible under Section 280G or 162(m) of the Code.

Section 4.13 Labor and Employment Matters.

(a) As of the date hereof, no union or other labor organization has been recognized or certified as the representative of any employees of Parent or any subsidiary of Parent for purposes of collective bargaining, and neither Parent nor any subsidiary of Parent is a party to any collective bargaining agreement or any other agreement currently in effect with any labor organization or other representative of any employees of Parent or any subsidiary of Parent (the “Parent Collective Bargaining Agreements”), nor is any such agreement being negotiated by Parent or any subsidiary of Parent as of the date hereof.

(b) To Parent’s knowledge, as of the date hereof, there is no union organizing activity ongoing among the employees of Parent or any subsidiary of Parent, nor has any union or labor organization made any demand for recognition. As of the date hereof and since the Parent Applicable Date, there are and have been no strikes, work stoppages, slowdowns, lockouts or similar labor disputes pending or, to the knowledge of Parent, threatened in writing against Parent or any of its subsidiaries as of the date hereof, in each case, that would be material to Parent and its subsidiaries, taken as a whole.

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) there are no actions, charges, complaints, government investigations or other proceedings pending against Parent or any of its subsidiaries by or before any judicial, administrative or arbitral tribunal, board, authority, agency, body or court which arise out of labor and employment, as of the date hereof, and (ii) Parent and each of its subsidiaries are in material compliance with all applicable Laws relating to employment matters, including the payment of wages for all time worked, the payment of overtime, the engagement of individuals as contractors, plant closing and mass layoff notice requirements under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law, and the provision of meal, rest and other breaks. As of the date hereof, there are no grievances pending against Parent or any of its subsidiaries by or before any judicial, administrative or arbitral tribunal, board, authority, agency, body or court arising out of labor and employment or relating to union recognition, accretion, or card check/neutrality agreements between Parent and any union except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its subsidiaries, taken as a whole.

Section 4.14 Insurance. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all insurance policies of Parent and its subsidiaries (a) are in full force and effect and provide insurance in such amounts and against such risks as Parent reasonably has determined to be prudent, taking into account the industries in which Parent and its subsidiaries operate, and as is sufficient to comply with applicable Law, (b) neither Parent nor any of its subsidiaries is in breach or default, and neither Parent nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies, (c) to the knowledge of Parent, as of the date hereof, no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation and (d) no notice of cancellation or termination, other than pursuant to the expiration of a term, has been received with respect to any such policy.

Section 4.15 Properties.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or a subsidiary of Parent (i) has good, marketable and fee simple title to the Parent Owned Real Property and (ii) holds a valid leasehold interest in all properties subject to a Parent Real Property Lease, in each case free and clear of all Liens, except in all cases for (A) statutory liens securing payments not yet due or delinquent or which are being contested in good faith, (B) (1) such minor title defects or irregularities of title, non-monetary Liens, charges, easements, rights of way, covenants and other restrictions or encumbrances and (2) such matters which would be shown by a current title report or other similar report and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, as do not, in each case, materially affect the use, occupancy or marketability of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) encumbrances for current Taxes or other governmental charges not yet due and delinquent, or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (D) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (E) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts not yet past due or that are being contested in good faith by appropriate proceedings and (F) liens, mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of Parent (items in clauses (A) through (F) referred to herein as “Parent Permitted Liens”). Section 4.15(a)(i) of the Parent Disclosure Schedule contains a true and complete list of all real properties (by name and location) owned by Parent or any of its subsidiaries as of the date hereof, in each case that are material to Parent and its subsidiaries, taken as a whole (the “Parent Material Owned Real Property”). The leases for real properties set forth on Section 4.15(a)(ii) of the Parent Disclosure Schedule shall be referred to herein as the “Parent Material Real Property Leases.”

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) as of the date hereof, neither Parent nor any subsidiary has received any written notice of any condemnation, requisition or taking by a Governmental Entity with respect to Parent Owned Real Property nor, to the knowledge of Parent, has any such condemnation been threatened in writing or contemplated, (ii) there are no unexpired option agreements, rights of first refusal or similar rights with respect to the Parent Owned Real Property, and (iii) none of Parent nor any of its subsidiaries is in default or breach of any Parent Real Property Lease, and, to the knowledge of Parent, no event has occurred which, with notice, lapse of time or both, would constitute a default or breach of any Parent Real Property Lease by any of Parent or its subsidiaries.

Section 4.16 Tax Matters.

(a) Parent and each of its subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other Tax Returns that are material to Parent and its subsidiaries, taken as a whole, required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (ii) have duly and timely paid all Taxes that are material to Parent and its subsidiaries, taken as a whole, and that are required to be paid (whether or not shown as due on such Tax Returns), except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case with respect to any such Taxes or Tax assessment or deficiency that are material to Parent and its subsidiaries, taken as a whole, which such waiver or extension is currently in effect.

(b) The financial statements contained in the Parent SEC Reports reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes that are material to Parent and its subsidiaries, taken as a whole, payable by Parent and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP. To the knowledge of Parent, the Taxes payable by Parent and the subsidiaries of Parent since the date of the financial statements contained in the last Parent SEC Report through the Closing Date with respect to all taxable periods and portions thereof through the Closing Date will not exceed such reserve as adjusted through the Closing Date for the passage of time and ordinary course business operations of Parent and its subsidiaries that is material to Parent and its subsidiaries, taken as a whole.

(c) As of the date hereof, there are no pending Tax audits, examinations, investigations or other proceedings with respect to Parent or any of its subsidiaries and no such audits, investigations or proceedings have been proposed or threatened in writing or, to the knowledge of Parent, otherwise, in each case, that are material to Parent and its subsidiaries, taken as a whole.

(d) Other than Parent Permitted Liens, there are no Liens for Taxes on any of the assets of Parent or any of its subsidiaries.

(e) Neither Parent nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) Neither Parent nor any of its subsidiaries (i) has any liability for the Taxes of any Person (other than Parent or its subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law or (ii) is a party to, is bound by or has an obligation under any Tax sharing, indemnity or allocation agreement (other than those contained in commercial agreements or contracts not primarily related to Tax and entered into in the ordinary course of business or any agreement among or between only Parent and/or any of its subsidiaries).

(g) Neither Parent nor any of its subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two (2) year period ending on the date of this Agreement.

(h) As of the date hereof, no claim has been made in writing by a Governmental Entity in a jurisdiction where Parent or any of its subsidiaries does not file a Tax Return that Parent or any subsidiary is or may be subject to amounts of taxation by, or is required to file any Tax Return in, that jurisdiction, in each case, with respect to any such amount or Tax Return that is material to Parent and its subsidiaries, taken as a whole.

(i) As of the date hereof, no closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings have been entered into or issued by any Tax authority with respect to Parent or any subsidiary that will have any effect after Closing with respect to any amounts or items that are material to Parent and its subsidiaries, taken as a whole.

(j) All Taxes required to be withheld, collected or deposited by or with respect to Parent and each subsidiary of Parent have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax authority, in each case, with respect to any such Taxes that are material to Parent and its subsidiaries, taken as a whole.

(k) Neither Parent nor any subsidiary of Parent will be required to include amounts in income, or exclude items of deduction, in a taxable period ending after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date or any adjustment pursuant to Section 481(a) of the Code (or any analogous provision of other applicable Law), (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code, (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing Date, (v) an election under Section 108(i) of the Code or (vi) any prepaid amount received or paid, prior to the Closing Date, in each case, with respect to any such amounts or items that are material to Parent and its subsidiaries, taken as a whole.

(l) Neither Parent nor any of its Affiliates has taken or caused to be taken, agreed to take or cause to be taken, or agreed not to take or cause to be taken, any action or knows of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(m) The completion of the transactions contemplated by the Parent Restructuring does not result in any adverse tax impact on the holders of Parent Securities.

Section 4.17 Intellectual Property; IT Systems; Privacy; Data Security.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its subsidiaries exclusively own all of their Intellectual Property registrations and applications and all of their material unregistered proprietary Intellectual Property, free and clear of all Liens except Parent Permitted Liens, (ii) Parent’s use and exploitation of such Intellectual Property and Parent’s and its subsidiaries’ conduct of their businesses has not, since the Parent Applicable Date, and does not, infringe, dilute or misappropriate the Intellectual Property of any third party, and to the knowledge of Parent, Parent’s and its subsidiaries’ Intellectual Property that is material to Parent and its subsidiaries, taken as a whole, is not being infringed, diluted or misappropriated by any third party, (iii) Parent and its subsidiaries take commercially reasonable actions to protect and maintain their trade secrets and confidential information that is material to Parent and its subsidiaries, taken as a whole, (iv) all Intellectual Property registrations and applications owned by Parent and its subsidiaries and that are material to Parent and its subsidiaries, taken as a whole, are subsisting and unexpired and are valid and enforceable, (v) as of the date hereof, neither Parent nor any of its subsidiaries is a party to any Proceeding and no Proceeding is pending or threatened in writing (including “cease and desist” letters and invitations to take a patent license) against any of them, in each case, that challenges the validity, enforceability or ownership of, or the right to use, sell or license their Intellectual Property or alleges that Parent or its subsidiaries have infringed, diluted or misappropriated the Intellectual Property of any third party and (vi) to the knowledge of Parent, no Person other than authorized employees possesses any material proprietary source code of Parent or its subsidiaries or the current or contingent right to access or possess same other than in the ordinary course of business and pursuant to binding obligations of confidentiality.

(b) Section 4.17(b) of the Parent Disclosure Schedule identifies as of the date of this Agreement, a complete list of all Intellectual Property registrations and applications owned by Parent or its subsidiaries that is material to Parent and its subsidiaries, taken as a whole, indicating for each applicable item the registration or application number, the record owner, the date filed or issued and the applicable filing jurisdiction.

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) the IT Systems of Parent and its subsidiaries are adequate for the operation of their respective businesses as currently conducted and (ii) as of the date hereof, there has not been any material malfunction with respect to any of such IT Systems in the three (3) years prior to the date hereof that has not been remedied. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and its subsidiaries have taken all commercially reasonable steps to secure Personal Data and IT Systems of

Parent and its subsidiaries from unauthorized use or access by any third party, and there has not been any such unauthorized use or access by any third party in the three (3) years prior to the date hereof.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the use of Data, including Personal Information, by Parent and its subsidiaries does not infringe or violate the rights of any third party or otherwise violate any applicable Laws, including the Information Privacy and Security Laws, regulations, contracts or Payment Card Industry Data Security Standards, and all Data Consents governing the collection, sharing, processing, use, safeguarding and destruction of such Data or Personal Information and neither Parent nor any of its subsidiaries has received any written notice or claim alleging a misuse, breach or violation of the same in the three (3) years prior to the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its subsidiaries have taken commercially reasonable measures, consistent with industry standards, to protect the privacy, confidentiality and security of the Data of their customers and Personal Information, including in compliance with the PCI DSS and applicable Information Privacy and Security Laws; and (ii) to the knowledge of Parent, as of the date hereof, in the three (3) years prior to the date hereof, there have been no security breaches, unauthorized accesses, or unauthorized acquisitions with respect to the privacy, security or confidentiality of any Data of the customers of Parent or any of its subsidiaries or Personal Information.

(e) Each of Parent and each of its subsidiaries has implemented and maintained (i) a WISP, (ii) BCP, (iii) VMP, (iv) an IRP, (v) all other policies required by any applicable Information Privacy and Security Law, and (vi) a Privacy Policy (and together with its WISP, BCP, VMP, IRP and any other required policies, the “Parent Data Security Policies”). Each of Parent and each of its subsidiaries has provided a copy of its current principal Parent Data Security Policies to Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date hereof, neither Parent nor any of its subsidiaries has collected, received, used or released (or allowed the release of) any data, including any Personal Information, other than in a manner consistent with its Parent Data Security Policies, and all applicable Information Privacy and Security Laws, and neither Parent nor any of its subsidiaries has violated any applicable Parent Data Security Policies.

Section 4.18 Environmental Matters. (a) Neither Parent nor any of its subsidiaries is in material violation of or has incurred any material liability under any Environmental Law, (b) Parent and its subsidiaries have all Permits required under any applicable Environmental Laws and are in material compliance with the requirements of such Permits, (c) as of the date hereof, there are no pending or, to the knowledge of Parent, threatened material Proceedings relating to any Environmental Law against Parent or any of its subsidiaries, and (d) there are no events or circumstances (including any non-compliance with Environmental Law or contamination at any of the Parent Owned Real Property or the real property subject to the Parent Real Property Leases or any other property for which Parent is or is reasonably expected to be liable or has been alleged to be liable) that would reasonably be expected to result in a material liability of, or form the basis of a material order for cleanup or remediation or of a material Proceeding by any private party or Governmental Entity, against or affecting, Parent or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

Section 4.19 Brokers. No broker, finder or investment banker (other than the Goldman Sachs Group, Inc. and Credit Suisse Group) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent, any of its subsidiaries or any of their respective officers, directors or employees. Prior to the date of this Agreement, Parent has made available to the Company a copy of all Contracts pursuant to which Goldman Sachs Group, Inc. and Credit Suisse Group are entitled to any fees and expenses from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement (which Contracts may be redacted with respect to terms that do not relate to the transactions contemplated by this Agreement).

Section 4.20 Compliance with Food Authority Laws and Regulations.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and assuming Parent’s reasonable reliance on contractual, certified and other assurances of compliance by manufacturers, suppliers, importers, distributors or other applicable third parties, Parent, each of its subsidiaries and all products manufactured, marketed or sold by Parent or any of its subsidiaries (the “Parent Products”) have complied and are in compliance with (i) the applicable provisions of the Federal Food, Drug, and Cosmetic Act, as amended, and the applicable regulations and requirements adopted by the FDA, the applicable statutes, regulations and requirements of the USDA, all applicable statutes enforced by the FTC and the applicable FTC regulations and requirements, and any applicable requirements established by any Food Authority and (ii) all terms and conditions imposed in any Permit by any Food Authority. The foregoing includes, but is not limited to, any applicable good manufacturing practices and sanitation requirements, labeling and advertising requirements, requirements relating to food or color additives, food standards, product composition requirements, testing requirements or protocols, recordkeeping or reporting requirements, monitoring requirements, packaging (including co-packing and re-packing) requirements, laboratory controls, storage and warehousing procedures, shipping requirements and shelf-life requirements.

(b) None of (i) Parent, any of its subsidiaries, any Parent Product or the facilities in which the Parent Products are manufactured, processed, packaged or held or (ii) to the knowledge of Parent, with respect to the Parent Products, the Persons that manufacture, process, package, or supply ingredients and packaging materials for or distribute the Parent Products, has received or is subject to (x) any warning letter, notice of inspectional observation (FDA Form 483) or other adverse correspondence or notice from the FDA, Notice of Suspension or Notice of Intended Enforcement or other adverse correspondence or notice from the USDA or (y) any import detention, investigation, suspension or withdrawal of inspection or registration, penalty assessment or other compliance or enforcement action by any Food Authority, except for those to which Parent or any of its subsidiaries responded or those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) As of the date hereof, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of (i) Parent or its subsidiaries, or (ii) to the knowledge of Parent, with respect to the Parent Products, the Persons that manufacture, process, package, supply ingredients for or distribute the Parent Products, has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, market withdrawal or replacement, safety alert, or other notice or action relating to an alleged lack of safety or regulatory compliance of any Parent Product. To the knowledge of Parent, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date hereof, there are no facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any Parent Product sold or intended to be sold or (ii) as a result of regulatory action, (x) a material change in the labeling of any such Parent Products or (y) a termination or suspension of the marketing of such Parent Products.

Section 4.21 Compliance with Healthcare and Insurance Laws and Regulations.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its subsidiaries is conducting and has conducted its business and operations in compliance with, and neither Parent nor any of its subsidiaries, any of their respective officers or directors, nor, to the knowledge of Parent, employees or independent contractors (with respect to their activities on behalf of Parent or its subsidiaries), has engaged in any activities or omissions that would constitute a violation of any Healthcare Laws or Insurance Laws.

(b) Parent and each of its subsidiaries has complied with all applicable Healthcare Laws and Insurance Laws relating to the operation of its businesses, and are not subject to any sanction or other adverse action by any Governmental Entity with respect to such matters, except for such failures to comply or such sanctions that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as has not had and would not, individually and in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) as of the date hereof, neither Parent nor any of its subsidiaries, any of their respective directors or officers, nor, to the knowledge of Parent, employees or independent contractors (with respect to their activities on behalf of Parent or its subsidiaries), has received any written notice, warning, citation, suspension, revocation or other communication from any Governmental Entity, including any subpoena or investigative demand, alleging noncompliance with any Healthcare Laws or Insurance Laws; (ii) as of the date hereof, neither Parent nor any of its subsidiaries, any of their respective directors or officers nor, to the knowledge of Parent, employees or independent contractors (with respect to their activities on behalf of Parent or its subsidiaries), is in receipt of any civil, criminal or administrative subpoena, request for information, action, suit, complaint, notice, letter, hearing, or investigation related to noncompliance with any Healthcare Laws or Insurance Laws in the three (3) years prior to the date hereof; (iii) as of the date hereof, there has not been any violation of any Healthcare Laws or Insurance Laws by Parent or any of its subsidiaries, any of their respective directors or officers nor, to the knowledge of Parent, employees or independent contractors (with respect to their activities on behalf of Parent or its subsidiaries), in submissions or reports, or failure to make submissions or reports, to any Governmental Entity that would reasonably be expected to require investigation, corrective action, self-reporting, or enforcement action; (iv) neither Parent nor, as of the date hereof, any of its subsidiaries, nor any of their respective directors, officers, Affiliates, employees or contractors has been (A) suspended, debarred or excluded from participation in Medicare, Medicaid or any other federal or state healthcare program or is subject to an action or investigation that is reasonably likely to result in such a suspension, debarment or exclusion nor is any such suspension, debarment or exclusion threatened or pending; (B) convicted of or formally charged with or, to the knowledge of Parent, investigated for any crime or violation or engaged in any conduct for which such Person would reasonably be expected to be excluded, suspended, or debarred from participating, or would be otherwise ineligible to participate, in any program with a Governmental Entity; (C) assessed a civil money penalty under Section 1128A or 1128B of the Social Security Act or any regulations promulgated thereunder, or, to the knowledge of Parent, engaged in any conduct that would reasonably be expected to subject such Person or entity to a civil monetary penalty or criminal penalty under Sections 1128A or 1128B of the Social Security Act or any similar Law; (D) convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance; (E) convicted or, formally charged with, or, to the knowledge of Parent, investigated for, any violation of Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation; or (F) listed on the General Services Administration Excluded Parties List System; (v) neither Parent nor any of its subsidiaries nor, to the knowledge of Parent, any of their respective directors, officers, employees or independent contractors (with respect to their activities on behalf of Parent and its subsidiaries) (A) is or has been party to or subject to any corporate integrity agreement, deferred prosecution agreement, consent order, consent decree or other settlement agreement with any Governmental Entity relating to any alleged violation of Healthcare Laws or Insurance Laws, (B) since the Parent Applicable Date, has adopted any board resolutions at the request of any Governmental Entity relating to Healthcare Laws or Insurance Laws or restricting the conduct of its business or otherwise impacting the management or operation of its business in any material adverse manner (collectively, “Parent Regulatory Agreements”) or (C) since the Parent Applicable Date, has received written notice from any Governmental Entity that such Governmental Entity is considering issuing or requesting or investigating the possible issuance or request for any Parent Regulatory Agreement; (vi) neither Parent nor any of its subsidiaries nor, to Parent’s knowledge, any of their respective directors, officers, employees or independent contractors (with respect to their activities on behalf of Parent or its subsidiaries), is subject to any order, judgment, injunction, award, or decree adopted or imposed by any Governmental Entity relating to any alleged violation of Healthcare Laws or Insurance Laws; and (vii) all reports, documents, applications, and notices required to be filed, maintained or furnished to any Governmental Entity or any private or government payment program, in each case that are material to Parent and its subsidiaries, taken as a whole, have been so filed, maintained or furnished and all such reports, documents, applications and notices were true, complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(d) Parent and each of its subsidiaries meets, and since the Parent Applicable Date have met, all of the applicable requirements of participation, coverage, and enrollment in all government and private payment programs in which Parent or any of its subsidiaries participates (“Parent Payment Programs”), and, where applicable, is a party to valid supplier or participation agreements related to such Parent Payment Programs, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, to the knowledge of Parent, there is no pending or threatened investigation or civil or administrative proceeding relating to the participation by Parent or any of its subsidiaries in any Parent Payment Program, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries has received any written notices of any action pending by any Parent Payment Program, to revoke, limit or terminate the participation for cause of Parent or any of its subsidiaries in any Parent Payment Program, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute grounds for termination or reduction in the participation of Parent or any of its subsidiaries in (i) any government Parent Payment Program or (ii) any other Parent Payment Program, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all supplier or participation agreements necessary for participation in Parent Payment Programs to which Parent or any of its subsidiaries is a party constitute valid and binding obligations, enforceable against Parent or such subsidiary in accordance with their respective terms and, to the knowledge of Parent, are in full force and effect, neither Parent nor any of its subsidiaries has received written notice of default of any material provision under any Parent Payment Program and Parent and its subsidiaries and, to the knowledge of Parent, the other parties thereto are not in default of any material provision thereunder.

(e) To the knowledge of Parent, each employee and independent contractor of Parent and any of its subsidiaries is duly licensed, certified, registered and qualified as required by applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, no suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee or independent contractor license or qualification is pending or, to the knowledge of Parent, threatened and no event has occurred and no circumstance exists that would reasonably be expected to result in the suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee or independent contractor license, certification, registration or qualification, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent

Material Adverse Effect. No employee of Parent nor any of its subsidiaries is not in compliance with the terms of any such employee or independent contractor license or qualification, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, to the knowledge of Parent, there are no inquiries, investigations or monitoring of activities pending relating to any employee or independent contractor license or qualification, except for routine audits or reviews and except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(f) To the knowledge of Parent, no Person (terminated employee, contractor or otherwise) has raised allegations relative to Parent or any of its subsidiaries, or any of their respective directors, officers, or employees or independent contractors (with respect to their activities on behalf of Parent or its subsidiaries) that could reasonably be expected to give rise to a claim under the Federal False Claims Act (31 U.S.C. §§ 3729-3733), or any state or federal anti-kickback, beneficiary inducement, physician self-referral or billing or coding-related Law, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date hereof, there are no pending or, to the knowledge of Parent, threatened, appeals, adjustments, challenges, investigations, litigation, audits, or written notices of intent to audit with respect to reports or billings, or claims for refunds, recoupments, overpayments, discounts or adjustments, in each case relating to Parent or any of its subsidiaries and any alleged violation of Healthcare Laws or Insurance Laws, other than such routine audits or reviews as would be expected in the ordinary course of Parent’s business. Since the Parent Applicable Date, Parent and its subsidiaries have not received any overpayments from, nor do they owe any outstanding refunds to, any Governmental Entity, or agent thereof, or private third-party payer that have not been returned in full to such Governmental Entity, agent thereof, or private third-party payer, respectively, other than overpayments and refunds that occur in the ordinary course of business or that otherwise would not have a Parent Material Adverse Effect. Parent and each of its subsidiaries has implemented a corporate compliance program in compliance with Healthcare Laws, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(h) As of the date hereof, Parent has received no formal written notification directly from a Governmental Entity that Parent, any of its subsidiaries, or any of their respective directors, officers, employees or independent contractors (with respect to their activities on behalf of Parent or its subsidiaries), is (i) the subject or target of a criminal investigation related to Healthcare Laws or Insurance Laws or (ii) indicted in any criminal proceeding related to Healthcare Laws or Insurance Laws, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect

Section 4.22 Related Party Transactions. As of the date of this Agreement, except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, there are no outstanding amounts payable to or receivable from, or advances by Parent or any of its subsidiaries to, and neither Parent nor any of its subsidiaries is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the Parent Common Stock or any director or officer or Affiliate of Parent or any of its subsidiaries, or to any relative of any of the foregoing, except for Parent Plans.

Section 4.23 Operations and Ownership of the Merger Subs.

(a) All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Merger Sub II. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than those incidental to its formation pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

(b) All of the issued and outstanding equity interests of Merger Sub II are, and at and immediately prior to the effective time of the Subsequent Merger will be, owned by Parent. Merger Sub II has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than those incidental to its formation pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

Section 4.24 Debt Financing. As of the date of this Agreement, Parent and the Merger Subs have delivered to the Company a true and complete copy of an executed commitment letter, including all exhibits, schedules and annexes thereto, in each case, as amended, supplemented or otherwise modified from time to time (the “Debt Commitment Letter”) and a copy of an executed fee letter (which fee letter may be redacted with respect to the fee amounts and economic terms contained therein, which redacted information does not relate to the amount or conditionality of the debt financing contemplated by the Debt Commitment Letter) from the Financing Sources, dated as of the date hereof, pursuant to which, among other things, the Financing Sources have committed to provide debt financing to Parent and the Merger Subs in an aggregate amount set forth therein and subject to the terms and conditions set forth therein (the “Debt Financing”). Assuming the Debt Financing is funded in accordance with the conditions set forth in the Debt Commitment Letter and assuming that each of the conditions set forth in Section 8.1 and Section 8.2 of this Agreement is satisfied at Closing, as of the date hereof, the funds provided by the Debt Financing, together with any cash on hand, available lines of credit and other sources of immediately available funds, will be sufficient for Parent to pay (a) all amounts owing under the Company Notes (after giving effect to the net cash proceeds from the transactions contemplated by the WBA Asset Purchase Agreement available therefor, less the Payoff Amounts required under Section 7.14(b)), (b) the Additional Cash Consideration, (c) all other required payments payable in connection with the transactions contemplated hereby, including the transactions contemplated by Section 7.15, and (d) all fees and expenses associated therewith for which any of Parent or the Merger Subs is responsible. As of the date of this Agreement, the Debt Commitment Letter constitutes a legal, valid and binding obligation of Parent and the Merger Subs in accordance with its terms and, to its knowledge, each of the other parties thereto, enforceable against Parent and the Merger Subs and, to its knowledge, each of the other parties thereto in accordance with its terms subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, the Debt Commitment Letter has not been withdrawn or terminated or amended or modified in any respect. There are no conditions precedent related to the funding of the Debt Financing, other than as set forth in the Debt Commitment Letter. There are no agreements, side letters or arrangements relating to the Debt Financing that could impair the availability of any of the Debt Financing other than as expressly set forth in or contemplated by the Debt Commitment Letter. As of the date of this Agreement and assuming that each of the conditions set forth in Section 8.1 and Section 8.2 of this Agreement are satisfied at Closing, neither Parent nor the Merger Subs have any reason to believe that (a) any of the conditions to the Debt Financing will not be satisfied or (b) except to the extent reduced prior to the Closing Date in accordance with Section 7.18(c) hereof, the Debt Financing will not be available to Parent and the Merger Subs on the Closing Date. Parent and the Merger Subs have fully paid (or caused to be fully paid) any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. Each of Parent and the Merger Subs understands and acknowledges that under the terms of this Agreement, Parent and the Merger Subs’ obligations hereunder are not in any way contingent upon or otherwise subject to Parent’s or the Merger Subs’ consummation of any financing arrangements, Parent or the Merger Subs’ obtaining of any financing or the availability, grant, provision or extension of any financing to Parent or the Merger Subs.

Section 4.25 Ownership of Company Common Stock. Neither Parent nor the Merger Subs is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 4.26 Agreements with the Company Stockholders, Directors, Officers and Employees. As of the date of this Agreement, neither Parent, the Merger Subs nor any of their Affiliates is a party to any Contract, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any beneficial owner of more than five percent (5%) of the outstanding Company Common Stock, pursuant to which such holder would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any such holder agrees to vote to adopt this Agreement or approve the Mergers or with any director or officer of the Company or any of its subsidiaries that in any way relates to this Agreement, the transactions contemplated by this Agreement or the post-Closing operation of the Surviving Company. Neither Parent, the Merger Subs nor any of their Affiliates is party to any agreement with respect to the voting of any capital stock or voting securities of, or voting of other equity interests in, Parent, other than the Stockholders’ Agreement, dated as of December 3, 2017 (as it may be modified, the “Parent Stockholders Agreement”), by and among Albertsons Companies, Inc., Albertsons Investor Holdings, LLC and KIM ACI, LLC. Neither Parent, the Merger Subs nor any of their Affiliates is party to any agreement that provides for the payment of management or other fees to any direct or indirect stockholder of Parent, the Merger Subs or any of their Affiliates except for the Limited Liability Company Agreement of Albertsons Investor Holdings LLC, the last payment under which was made on February  2, 2018.

Section 4.27 Takeover Statutes. The Parent Board has taken appropriate action so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the consummation of the transactions contemplated hereby. No other “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under any Laws applicable to Parent or any of its subsidiaries is applicable to this Agreement or the transactions contemplated hereby, including the Mergers.

Section 4.28 Key Payors. Since December 2, 2017 to the date of this Agreement, to the knowledge of Parent, no Parent Key Payor has provided written notice to Parent that it intends to terminate any Contracts which would result in a reduction of the aggregate annual revenue to be received by Parent and its subsidiaries in the twelve (12) month period ended December 2, 2018 in an amount material to Parent and its subsidiaries, taken as a whole, as compared to the twelve (12) month period ended on December 2, 2017. To the extent permitted by applicable Law, Parent has promptly provided the Company with any known written notice of the type described in the foregoing sentence received by Parent or its subsidiaries after the date of this Agreement.

Section 4.29 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in Article III, each of Parent and the Merger Subs acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its subsidiaries or with respect to any other information provided to Parent or the Merger Subs, including any information, documents, projections, forecasts or other material made available to Parent or the Merger Subs or their Representatives in the Data Room or management presentations in expectation of the transactions contemplated by this Agreement, including with respect to the completeness, accuracy or currency of any such information.

ARTICLE V

CONDUCT OF BUSINESS OF THE COMPANY PENDING THE MERGERS

Section 5.1 Conduct of Business of the Company Pending the Mergers. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except (w) as expressly contemplated or permitted by this Agreement or as expressly contemplated by the WBA Asset Purchase Agreement and the ancillary agreements relating thereto, (x) as set forth in the applicable subsections of Section 5.1 of the Company Disclosure Schedule, (y) as required by applicable Laws, or (z) as consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its subsidiaries to (a) conduct its business in all material respects in the ordinary course, consistent with past practice, (b) use its commercially reasonable efforts to (x) preserve intact, in all material respects, its business organization, and its assets and properties, in each case, that are material to the Company and its subsidiaries, taken as a whole, and (y) maintain in all material respects the benefits of its existing business relationships with its customers, suppliers, distributors and Company Key Payors, in each case whose business relationships are material to the Company and its subsidiaries, taken as a whole, and (c) not:

(i) amend its certificate of incorporation, bylaws or equivalent governing instruments;

(ii) (A) acquire any business or Person (whether by merger, consolidation, acquisition of stock or assets or otherwise), or make any investment in any Person, in each case, except for (1) investments in wholly-owned subsidiaries of the Company and, to the extent necessary to comply with any Company Indenture or Company Credit Agreement, non-wholly owned Restricted Subsidiaries (as such term is defined in the applicable Company Indenture or Company Credit Agreement) of the Company existing on the date hereof or hereinafter formed in accordance with the terms of this Agreement, (2) investments or purchases of inventory, supplies and other assets in the ordinary course of business consistent with past practice, (3) capital expenditures permitted pursuant to Section 5.1(c)(x), (4) file-buy acquisitions in the ordinary course of business or (5) acquisitions or investments for consideration that does not exceed $25,000,000 in the aggregate and that would not reasonably be expected to (x) result in any material delay in the obtaining or materially increase the risk of not obtaining any required Consent from any Governmental Entity with respect to the transactions contemplated by this Agreement or (y) materially increase the risk of any Governmental Entity entering a Legal Restraint prohibiting or materially delaying the consummation of the Mergers or the other transactions contemplated by this Agreement; or (B) acquire or license any Intellectual Property from any third party that would be material to the Company and its subsidiaries, taken as a whole, except (1) in the ordinary course of business consistent with past practice or (2) capital expenditures permitted pursuant to Section 5.1(c)(x);

(iii) issue, deliver, sell, pledge, dispose of, grant, award or encumber (or authorize the issuance, delivery, sale, pledge, disposition of, grant, award or encumbrance), any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including restricted stock, stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except for (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding as of the date hereof in accordance with the terms of the applicable Company Stock Plan and award agreement, (B) the issuance of shares of Company Common Stock in connection with the vesting or settlement of Company RSAs or Company RSUs, as applicable, outstanding as of the date hereof, in each case, in accordance with the terms of the applicable Company Stock Plan and award agreement, (C) the grant of equity awards to new hires in the ordinary course of business consistent with past practice and in accordance with Section 5.1(c)(iii) of the Company Disclosure Schedule, (D) for any issuance, sale or disposition to the Company or a wholly-owned subsidiary of the Company by any subsidiary of the Company or (E) any pledge, grant or encumbrance of capital stock, ownership interests or voting securities to the extent necessary to comply with any Company Indenture or Company Credit Agreement), or adopt a plan of complete or partial liquidation;

(iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (except (A) for the acquisition of shares of Company Common Stock tendered by directors or employees in connection with a cashless exercise of Company Stock Options outstanding as of the date hereof or in order to pay Taxes in connection with the exercise of Company Stock Options outstanding as of the date hereof pursuant to the terms of the applicable Company Stock Plan and award agreement or (B) shares of Company Common Stock withheld in order to pay Taxes in connection with the vesting or settlement of any Company RSAs or Company RSUs outstanding as of the date hereof pursuant to the terms of the applicable Company Stock Plan and award agreement), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s subsidiaries;

(v) waive any rights under or amend the Rights Plan, except as contemplated by Section 3.5(c) and Section 5.3;

(vi) create or incur any Lien, other than (A) Company Permitted Liens, (B) Liens securing indebtedness permitted pursuant to Section 5.1(c)(xv) or (C) other Liens on any assets of the Company or its subsidiaries which other Liens, in the aggregate, would be immaterial in scope and amount to the Company and its subsidiaries, taken as a whole;

(vii) make any loans or advances to any Person (other than the Company, any of its wholly-owned subsidiaries or, to the extent necessary to comply with any Company Indenture or Company Credit Agreement, any of its non-wholly owned Restricted Subsidiaries (as such term is defined in the applicable Company Indenture or Company Credit Agreement) existing on the date hereof or hereinafter formed in accordance with the terms of this Agreement) other than (A) to vendors or suppliers in the ordinary course of business consistent with past practice or (B) customary relocation or travel advances to employees in the ordinary course;

(viii) except for the transactions contemplated by the WBA Asset Purchase Agreement or the ancillary agreements relating thereto, (A) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any assets or any corporation, partnership or other business organization or division thereof, or (B) sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of the Company or any of its subsidiaries in any Intellectual Property, in each case of (A) and (B) other than (1) in the ordinary course of business consistent with past practice, (2) for consideration not in excess of $100,000,000 in the aggregate, (3) dispositions of surplus property or (4) to the Company or any of its wholly-owned subsidiaries;

(ix) declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or another subsidiary of the Company; provided, however, that any dividend or other distribution with respect to the capital stock of a non-wholly owned subsidiary of the Company must be made at least pro rata to the Company or any of its subsidiaries entitled to such dividend or other distribution);

(x) commit, make or authorize any capital expenditures, except (A) to the extent consistent in the aggregate with the Company’s budget relating to capital expenditures, as disclosed on Section 5.1(c)(x) of the Company Disclosure Schedule, (B) in the ordinary course of business consistent with past practice, (C) the repair or replacement of assets subject to a casualty or condemnation event or to the extent such capital expenditure is made with, or subsequently reimbursed out of, insurance or other proceeds relating to any casualty or condemnation event or (D) not in excess of $25,000,000 in the aggregate during any twelve (12) month period;

(xi) other than in the ordinary course of business consistent with past practice or as required by Law, modify in a manner adverse and material to the Company and its subsidiaries, taken as a whole, or terminate (other than in accordance with or as permitted by Section 7.15 or Section 7.24) any Company Material Contract;

(xii) amend, modify, rescind, cancel, or waive any rights of the Company or its subsidiaries under the agreements set forth in Section 5.1(c)(xii) of the Company Disclosure Schedule, in each case, in a manner that is materially adverse to the Company and its subsidiaries taken as a whole;

(xiii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, other than (A) in the ordinary course of business consistent with past practice or (B) to renew or replace any Company Material Contract that has expired or terminated in accordance with its terms;

(xiv) other than in the ordinary course of business of the Company and its subsidiaries, taken as a whole, consistent with past practice (determined in relation to the business of the Company and its subsidiaries, taken as a whole), (A) terminate (prior to the expiration of such Company Real Property Lease), or modify or amend on terms materially adverse to the Company, any of the Company Real Property Leases, (B) renew, extend, or exercise any option to renew or extend any of the Company Real Property Leases or (C) enter into any new contract that, if in effect on the date of this Agreement, would be a Company Real Property Lease, except for the purpose of relocating from a current lease location in the ordinary course of business consistent with past practice;

(xv) incur indebtedness for borrowed money, modify in a manner adverse and material to the Company and its subsidiaries, taken as a whole, the terms of any such indebtedness for borrowed money, or assume or guarantee the indebtedness obligations of any Person for borrowed money, other than (A) borrowings (including letters of credit) under the Company’s and its subsidiaries’ credit facilities listed on Section 5.1(c)(xv) of the Company Disclosure Schedule, (B) pursuant to intercompany arrangements among or between the Company and any of its subsidiaries existing on the date hereof (or hereinafter formed or acquired in accordance with the terms of this Agreement) or among or between any subsidiaries of the Company existing on the date hereof (or hereinafter formed or acquired in accordance with the terms of this Agreement), (C) assumptions, guarantees or endorsements by the Company or subsidiaries of the Company of indebtedness not prohibited by this Section 5.1 or outstanding as of the date hereof, or (D) any commodity, currency, sale or hedging agreements which can be terminated on or sold with ninety (90) days’ or less notice, without penalty (which, for the avoidance of doubt, shall not include customary settlement costs), entered into in the ordinary course of business for bona fide risk mitigation purposes and not for speculative purposes;

(xvi) other than as required pursuant to the terms of any Company Plan in effect on the date hereof: (A) terminate, enter into, amend or renew (or communicate any intention to take such action) any material Company Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, (B) other than as permitted by Section 5.1(c)(xvi) of the Company Disclosure Schedule, adopt any compensation or benefit arrangement that would be a material Company Plan if it were in existence as of the date of this Agreement, (C) increase the benefits or compensation provided to any Company Service Provider, other than increases (1) in the ordinary course of business consistent with past practice to any Company Service Provider below the level of a Company Senior Employee or (2) to any Company Senior Employee not in excess of three percent (3%) in the aggregate of such Company Senior Employee’s base salary as of the date hereof, (D) grant (1) any bonus or cash incentive compensation other than in the ordinary course of business consistent with past practice or (2) any retention, severance or termination benefits, other than as permitted by Section 5.1(c)(xvi) of the Company Disclosure Schedule, (E) other than as permitted by Section 5.1(c)(iii) or Section 5.1(c)(xvi) of the Company Disclosure Schedule, grant any new equity awards, amend the terms of outstanding equity awards, or discretionarily accelerate the vesting or payment of any award, (F) take any action to fund or secure the payment of any amounts under any Company Plan, (G) other than as required by GAAP, change any assumptions used to calculate funding or contribution obligations under any Company Plan, or increase or accelerate the funding rate in respect of any Company Plan or (H) hire or engage the services of any individual who would be a Company Senior Employee other than any individual replacing a former employee who was a Company Senior Employee in the ordinary course of business and on terms consistent with past practice;

(xvii) other than as required by applicable Law or GAAP (or as required to conform to any changes in statutory or regulatory accounting rules (including GAAP or regulatory requirements with respect thereto)), (A) file any amended Tax Return, (B) make any change to any method of accounting (or accounting principles in connection therewith), (C) make or change any Tax election, (D) surrender any claim for a refund of Taxes or (E) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its subsidiaries, in each case in clauses (A) through (E), which would be material to the Company and its subsidiaries, taken as a whole;

(xviii) voluntarily recognize any union or other labor organization as the representative of any of the employees of the Company or any of its subsidiaries or, other than in the ordinary course of business, enter into any new or amended Collective Bargaining Agreement with any labor organization or other representative of any employees of the Company or any of its subsidiaries;

(xix) settle any Proceeding that is adverse and material to the Company and its subsidiaries, taken as a whole, other than (A) Proceedings in the ordinary course of business consistent with past practice, (B) Proceedings involving no remedies other than (1) monetary remedies not exceeding $20,000,000 individually (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by the Company or any of its subsidiaries in respect thereof) and (2) such immaterial non-monetary remedies as are agreed to in the ordinary course of business, consistent with past practice, (C) Proceedings set forth on Section 5.1(c)(xix) of the Company Disclosure Schedule involving no remedies other than such remedies described on Section 5.1(c)(xix) of the Company Disclosure Schedule or (D) Proceedings with respect to Company Transaction Litigation, which are addressed in Section 7.11(a);

(xx) fail to renew or maintain material existing insurance policies or comparable replacement policies in each case that are material to the Company and its subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice, in each case subject to market conditions regarding available terms, coverage provisions and in prudent business practices at the time that any insurance policy is renewed or replaced; or

(xxi) agree, authorize or commit to do any of the foregoing actions described in Section 5.1(c)(i) through Section 5.1(c)(xx).

Section 5.2 Closing of WBA Asset Purchase Transaction. The Company shall use and shall cause its subsidiaries to use their reasonable best efforts to take, or cause to be taken, and to assist and cooperate with Walgreens Boots Alliance, Inc. and Walgreen Co. in taking or causing to be taken, all actions required by the WBA Asset Purchase Agreement and each of the ancillary agreements relating thereto and to use its reasonable best efforts to do, or cause to be done, all things reasonably necessary, proper or advisable under the WBA Asset Purchase Agreement and each of the ancillary agreements relating thereto and applicable Law to consummate and make effective the transactions contemplated thereby pursuant to the terms of the WBA Asset Purchase Agreement and the ancillary agreements relating thereto, in each case only to the extent required by the WBA Asset Purchase Agreement and such ancillary agreements.

Section 5.3 Rights Plan. The Company Board and the Company shall take all actions necessary to render the Rights Plan inapplicable to the Mergers and the other transactions contemplated by this Agreement.

Section 5.4 No Control of Company’s Business. Nothing contained in this Agreement shall give Parent or the Merger Subs, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall have the right to exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its and its subsidiaries’ business and operations.

ARTICLE VI

CONDUCT OF BUSINESS OF PARENT PENDING THE MERGERS

Section 6.1 Conduct of Business of Parent Pending the Mergers. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except (w) as expressly contemplated or permitted by this Agreement, (x) as set forth in the applicable subsections of Section 6.1 of the Parent Disclosure Schedule, (y) as required by applicable Laws, or (z) as consented to by the Company in writing (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause its subsidiaries to (a) conduct its business in all material respects in the ordinary course, consistent with past practice, (b) use its commercially reasonable efforts to (x) preserve intact, in all material respects, its business organization, and its assets and properties, in each case, that are material to Parent and its subsidiaries, taken as a whole, and (y) maintain in all material respects the benefits of its existing business relationships with its customers, suppliers, distributors and Parent Key Payors, in each case whose business relationships are material to Parent and its subsidiaries, taken as a whole, and (c) not:

(i) amend its certificate of incorporation, bylaws or equivalent governing instruments;

(ii) (A) acquire any business or Person (whether by merger, consolidation, acquisition of stock or assets or otherwise), or make any investment in any Person, in each case, except for (1) investments in wholly-owned subsidiaries of Parent existing on the date hereof or hereinafter formed in accordance with the terms of this Agreement, (2) investments or purchases of inventory, supplies and other assets in the ordinary course of business consistent with past practice, (3) capital expenditures permitted pursuant to Section 6.1(c)(ix), (4) file-buy acquisitions in the ordinary course of business or (5) acquisitions or investments for consideration that does not exceed $50,000,000 in the aggregate and that would not reasonably be expected to (x) result in any material delay in the obtaining or materially increase the risk of not obtaining any required Consent from any Governmental Entity with respect to the transactions contemplated by this Agreement or (y) materially increase the risk of any Governmental Entity entering a Legal Restraint prohibiting or materially delaying the consummation of the Mergers or the other transactions contemplated by this Agreement; or (B) acquire or license any Intellectual Property from any third party that would be material to Parent and its subsidiaries, taken as a whole, except (1) in the ordinary course of business consistent with past practice or (2) capital expenditures permitted pursuant to Section 6.1(c)(ix);

(iii) issue, deliver, sell, pledge, dispose of, grant, award or encumber (or authorize the issuance, delivery, sale, pledge, disposition of, grant, award or encumbrance), any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including restricted stock, stock appreciation rights, phantom stock or similar instruments), of Parent or any of its subsidiaries (except for (A) the grant of equity awards to new hires in the ordinary course of business consistent with past practice and in accordance with Section 6.1(c)(iii) of the Parent Disclosure Schedule or (B) for any issuance, sale or disposition to Parent or a wholly-owned subsidiary of Parent by any subsidiary of Parent), or adopt a plan of complete or partial liquidation;

(iv) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of Parent, or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of Parent’s subsidiaries;

(v) create or incur any Lien, other than (A) Parent Permitted Liens, (B) Liens securing indebtedness permitted pursuant to Section 6.1(c)(xiii) or (C) other Liens on any assets of Parent or its subsidiaries which other Liens, in the aggregate, would be immaterial in scope and amount to Parent and its subsidiaries, taken as a whole;

(vi) make any loans or advances to any Person (other than Parent, any of its wholly-owned subsidiaries or, to the extent necessary to comply with any Parent Indenture or Parent Credit Agreement, any of its non-wholly owned Restricted Subsidiaries (as such term is defined in the applicable Parent Indenture or Parent Credit Agreement) existing on the date hereof or hereinafter formed in accordance with the terms of this Agreement) other than (A) to vendors or suppliers in the ordinary course of business consistent with past practice or (B) customary relocation or travel advances to employees in the ordinary course;

(vii) (A) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any assets or any corporation, partnership or other business organization or division thereof, or (B) sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of Parent or any of its subsidiaries in any Intellectual Property, in each case of (A) and (B) other than (1) in the ordinary course of business consistent with past practice, (2) for consideration not in excess of $100,000,000 in the aggregate, (3) dispositions of surplus property or (4) to Parent or any of its wholly-owned subsidiaries;

(viii) declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of Parent to Parent or another subsidiary of Parent; provided, however, that any dividend or other distribution with respect to the capital stock of a non-wholly owned subsidiary of Parent must be made at least pro rata to Parent or any of its subsidiaries entitled to such dividend or other distribution);

(ix) commit, make or authorize any capital expenditures, except (A) to the extent consistent in the aggregate with Parent’s budget relating to capital expenditures, as disclosed on Section 6.1(c)(ix) of the Parent Disclosure Schedule, (B) in the ordinary course of business consistent with past practice, (C) the repair or replacement of assets subject to a casualty or condemnation event or to the extent such capital expenditure is made with, or subsequently reimbursed out of, insurance or other proceeds relating to any casualty or condemnation event or (D) not in excess of $50,000,000 in the aggregate during any twelve (12) month period;

(x) other than in the ordinary course of business consistent with past practice or as required by Law, modify in a manner adverse and material to Parent and its subsidiaries, taken as a whole, or terminate any Parent Material Contract;

(xi) enter into any Contract that would have been a Parent Material Contract had it been entered into prior to the date of this Agreement, other than (A) in the ordinary course of business consistent with past practice or (B) to renew or replace any Parent Material Contract that has expired or terminated in accordance with its terms;

(xii) other than in the ordinary course of business of Parent and its subsidiaries, taken as a whole, consistent with past practice (determined in relation to the business of Parent and its subsidiaries, taken as a whole), (A) terminate (prior to the expiration of such Parent Real Property Lease), or modify or amend on terms materially adverse to Parent, any of the Parent Real Property Leases, (B) renew, extend, or exercise any option to renew or extend any of the Parent Real Property Leases or (C) enter into any new contract that, if in effect on the date of this Agreement, would be a Parent Real Property Lease, except for the purpose of relocating from a current lease location in the ordinary course of business consistent with past practice;

(xiii) incur indebtedness for borrowed money, modify in a manner adverse and material to Parent and its subsidiaries, taken as a whole, the terms of any such indebtedness for borrowed money, or assume or guarantee the indebtedness obligations of any Person for borrowed money, other than (A) borrowings (including letters of credit) under Parent’s and its subsidiaries’ credit facilities listed on Section 6.1(c)(xiii) of the Parent Disclosure Schedule, (B) pursuant to intercompany arrangements among or between Parent and any of its wholly owned subsidiaries existing on the date hereof (or hereinafter formed or acquired in accordance with the terms of this Agreement) or among or between any wholly owned subsidiaries of Parent existing on the date hereof (or hereinafter formed or acquired in accordance with the terms of this Agreement), (C) assumptions, guarantees or endorsements by Parent or subsidiaries of Parent of indebtedness not prohibited by this Section 6.1 or outstanding as of the date hereof, (D) any commodity, currency, sale or hedging agreements which can be terminated on or sold with ninety (90) days’ or less notice, without penalty (which, for the avoidance of doubt, shall not include customary settlement costs), entered into in the ordinary course of business for bona fide risk mitigation purposes and not for speculative purposes or (E) the Debt Financing (and the Backstop ABL Facility (as defined in the Debt Commitment Letter)), provided that any financing incurred subject to this Section 6.1(c)(xiii) shall not impair Parent’s ability to obtain the Debt Financing or its obligations under Section 7.18;

(xiv) other than as required pursuant to the terms of any Parent Plan in effect on the date hereof: (A) terminate, enter into, amend or renew (or communicate any intention to take such action) any material Parent Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, (B) other than as permitted by Section 6.1(c)(xiv) of the Parent Disclosure Schedule, adopt any compensation or benefit arrangement that would be a material Parent Plan if it were in existence as of the date of this Agreement, (C) increase the benefits or compensation provided to any Parent Service Provider, other than increases (1) in the ordinary course of business consistent with past practice to any Parent Service Provider below the level of a Parent Senior Employee or (2) to any Parent Senior Employee not in excess of three percent (3%) in the aggregate of such Parent Senior Employee’s base salary as of the date hereof, (D) grant (1) any bonus or cash incentive compensation other than in the ordinary course of business consistent with past practice or (2) any retention, severance or termination benefits, other than as permitted by Section 6.1(c)(xiv) of the Parent Disclosure Schedule, (E) other than as permitted by Section 6.1(c)(iii) or Section 6.1(c)(xiv) of the Parent Disclosure Schedule, grant any new equity awards, amend the terms of outstanding equity awards, or discretionarily accelerate the vesting or payment of any award, (F) take any action to fund or secure the payment of any amounts under any Parent Plan, (G) other than as required by GAAP, change any assumptions used to calculate funding or contribution obligations under any Parent Plan, or increase or accelerate the funding rate in respect of any Parent Plan or (H) hire or engage the services of any individual who would be a Parent Senior Employee other than any individual replacing a former employee who was a Parent Senior Employee in the ordinary course of business and on terms consistent with past practice;

(xv) other than as required by applicable Law or GAAP (or as required to conform to any changes in statutory or regulatory accounting rules (including GAAP or regulatory requirements with respect thereto)), (A) file any amended Tax Return, (B) make any change to any method of accounting (or accounting principles in connection therewith), (C) make or change any Tax election, (D) surrender any claim for a refund of Taxes or (E) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Parent or any of its subsidiaries, in each case in clauses (A) through (E), which would be material to Parent and its subsidiaries, taken as a whole;

(xvi) voluntarily recognize any union or other labor organization as the representative of any of the employees of Parent or any of its subsidiaries or, other than in the ordinary course of business, enter into any new or amended Parent Collective Bargaining Agreement with any labor organization or other representative of any employees of Parent or its subsidiaries;

(xvii) settle any Proceeding that is adverse and material to Parent and its subsidiaries, taken as a whole, other than (A) Proceedings in the ordinary course of business consistent with past practice, (B) Proceedings involving no remedies other than (1) monetary remedies not exceeding $20,000,000 individually (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Parent or any of its subsidiaries in respect thereof) and (2) such immaterial non-monetary remedies as are agreed to in the ordinary course of business, consistent with past practice, (C) Proceedings set forth on Section 6.1(c)(xvii) of the Parent Disclosure Schedule involving no remedies other than such remedies described on Section 6.1(c)(xvii) of the Parent Disclosure Schedule or (D) Proceedings with respect to Parent Transaction Litigation, which are addressed in Section 7.11(b);

(xviii) fail to renew or maintain material existing insurance policies or comparable replacement policies in each case that are material to Parent and its subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice, in each case subject to market conditions regarding available terms, coverage provisions and in prudent business practices at the time that any insurance policy is renewed or replaced; or

(xix) agree, authorize or commit to do any of the foregoing actions described in Section 6.1(c)(i) through Section  6.1(c)(xviii).

Section 6.2 No Control of Parent’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Parent shall have the right to exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its and its subsidiaries’ business and operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Acquisition Proposals.

(a) The Company shall not, and shall cause its subsidiaries and its and its subsidiaries’ directors, officers and employees not to, and shall use its reasonable best efforts to cause its and its subsidiaries’ attorneys, investment bankers and other advisors or representatives (collectively with its subsidiaries and its and its subsidiaries’ directors, officers and employees, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, knowingly induce or knowingly facilitate (including by providing non-public information relating to the Company or its subsidiaries) the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (ii) engage or otherwise participate in any negotiations or discussions (other than, in response to a bona fide Acquisition Proposal or other inquiry, offer or proposal after the date hereof that was not initiated, solicited, encouraged or facilitated, and did not otherwise result from a material violation of this Section 7.1, contacting such Person and its advisors for the purpose of clarifying the material terms of any such Acquisition Proposal or inquiry, offer or proposal and the likelihood and timing of consummation thereof) concerning, or provide access to its properties, books and records or any confidential or nonpublic information or data to, any Person in connection with, relating to or for the purpose of encouraging or facilitating an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (iv) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar written or oral agreement relating to any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), and the Company shall not resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of any of the restrictions set forth in the preceding sentence by any Representatives of the Company or any of its subsidiaries shall be a breach of this Section 7.1(a) by the Company. The Company shall, shall cause its subsidiaries and its and its subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause its and its subsidiaries’ other Representatives to, immediately cease and cause to be terminated any solicitations of, discussions or negotiations with, or provision of access to non-public information relating to the Company or its subsidiaries to, any Person (other than the Parties and their respective Representatives) in connection with any Acquisition Proposal. The Company also agrees that it will promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to promptly return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof and shall terminate access to data rooms furnished in connection therewith. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent orally and in writing of the receipt of any inquiries, proposals or offers, any requests for non-public information, or any requests for discussions or negotiations with the Company or any of its Representatives, in each case with respect to an Acquisition Proposal or any offer, inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, which notice shall include a summary of the material terms and conditions of, and the identity of the Person making, such Acquisition Proposal, inquiry, proposal or offer, and, if applicable, copies of any such written requests, proposals or offers, including proposed agreements, and thereafter shall keep Parent reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours), of any material developments regarding any Acquisition Proposals or any material change to the terms and status of any such Acquisition Proposal or the material aspects of any bid process established by the Company to review such proposals or offers. The Company agrees that neither it nor any of its subsidiaries shall terminate, waive or amend to similar effect any existing standstill or similar agreement to which it or one of its subsidiaries is a party, except to the extent that prior to, but not after, obtaining the Company Requisite Vote, after consultation with its outside legal counsel, the Company Board determines that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b) Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall prevent the Company or the Company Board from:

(i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer, in each case, to the extent legally required) or from making any other disclosure to stockholders if the Company Board determines in good faith that the failure to make such disclosure would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law (provided that neither the Company nor the Company Board may effect a Change of Recommendation unless expressly permitted by Section 7.1(c) or Section 7.2(d), and provided, further, that any such disclosure that has the substantive effect of withdrawing or adversely modifying the Company Recommendation shall be deemed to be a Change of Recommendation); provided, further, that the issuance by the Company or the Company Board of a “stop, look and listen” communication as contemplated by Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to its stockholders) in which the Company has not indicated that the Company Board has changed the Company Recommendation shall not constitute a Change of Recommendation;

(ii) prior to, but not after, obtaining the Company Requisite Vote, providing access to its properties, books and records and providing any confidential or non-public information or data in response to a request therefor by a Person or group who has made a bona fide Acquisition Proposal after the date hereof that was not initiated, solicited, encouraged or facilitated, and did not otherwise result from a material violation of this Section 7.1, if the Company Board (A) shall have determined in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that any such access, information or data has previously been provided to Parent or its Representatives or is provided to Parent prior to or substantially concurrently with the time such access, information or data is provided to such Person or group;

(iii) prior to, but not after, obtaining the Company Requisite Vote, engaging in any negotiations or discussions with any Person and its Representatives who has made a bona fide Acquisition Proposal after the date hereof that was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 7.1, if the Company Board shall have determined in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal; or

(iv) prior to, but not after, obtaining the Company Requisite Vote, making a Change of Recommendation (but only if permitted by Section 7.1(c) or Section 7.2(d)).

(c) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to, but not after, obtaining the Company Requisite Vote, in response to a bona fide Acquisition Proposal that was made after the date hereof and was not initiated, solicited, encouraged or facilitated, and did not otherwise result from a material violation of this Section 7.1, the Company Board determines in good faith (i) after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal constitutes a Superior Proposal taking into account any adjustment to the terms and conditions of this Agreement proposed by Parent and the Merger Subs in response to such Acquisition Proposal and (ii) after consultation with the Company’s outside legal counsel, that the failure to take the action in (A) and/or (B) below would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company or the Company Board may (and may resolve or agree to) (A) terminate this Agreement under Section 9.1(d)(ii) and enter into a definitive merger agreement, acquisition agreement or similar written agreement with respect to such Superior Proposal and/or (B) effect a Change of Recommendation in accordance with clause (1)(A) of Section 7.2(d); provided, however, that, if the Company terminates the Agreement pursuant to Section 9.1(d)(ii), the Company pays to Parent the Company Termination Fee required to be paid under Section 9.2(b)(i) concurrently with or prior to such termination; provided, further, that the Company shall not be entitled to enter into such Alternative Acquisition Agreement and terminate this Agreement or effect a Change of Recommendation pursuant to clause (1)(A) of Section 7.2(d) unless (1) the Company delivers to Parent a written notice (a “Company Notice”), advising Parent that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board (including the identity of the party making such Superior Proposal and copies of any written proposals or offers, including proposed agreements) and (2) at or after 11:59 p.m., New York City time, on the fourth (4th) Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 11:59 p.m., New York City time, on the fourth (4th) Business Day immediately following the day on which the Company delivered the Company Notice, the “Notice Period”), the Company Board reaffirms in good faith (after consultation with the Company’s outside legal counsel and financial advisor and taking into account any adjustment to the terms and conditions of this Agreement proposed by Parent during the Notice Period) that such Acquisition Proposal continues to constitute a Superior Proposal and (after consultation with the Company’s outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law. If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives regarding any adjustments in the terms and conditions of this Agreement proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Proposal. The Company agrees to notify Parent promptly if it determines during such Notice Period not to terminate this Agreement and enter into the Alternative Acquisition Agreement referred to in the Company Notice. Any amendment to the financial terms or any other material amendment to the terms and conditions of a proposed Alternative Acquisition Agreement relating to a Superior Proposal will be deemed to be a new proposal or proposed Alternative Acquisition Agreement relating to a Superior Proposal for purposes of this Section 7.1(c) requiring a new Company Notice and an additional Notice Period; provided, however, that such additional Notice Period shall expire at 11:59 p.m., New York City time, on the second (2nd) Business Day immediately following the day on which the Company delivers such new Company Notice (it being understood and agreed that in no event shall any such additional two (2) Business Day Notice Period be deemed to shorten the initial four (4) Business Day Notice Period).

(d) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any proposal or offer (including a tender offer or exchange offer, but excluding the transactions contemplated by the WBA Asset Purchase Agreement) from any Person or group of Persons (other than Parent or the Merger Subs) relating to (A) any merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination, purchase, or similar transaction with respect to the Company or any of its subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated revenues, net income or assets of the Company and its subsidiaries, taken as a whole (after giving pro forma effect to the portion of the transactions contemplated by the WBA Asset Purchase Agreement that have been completed as of the date of such proposal or offer), or (B) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of the Company) or businesses that constitute twenty percent (20%) or more of the consolidated revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or twenty percent (20%) or more of the total voting power of the equity securities of the Company (in each case after giving pro forma effect to the portion of the transactions contemplated by the WBA Asset Purchase Agreement that have been completed as of the date of such proposal or offer).

(ii) “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “twenty percent (20%) or more” in the definition of Acquisition Proposal being deemed to reference “fifty percent (50%) or more”) that the Company Board in good faith, after consultation with the Company’s financial advisors and outside legal counsel, determines would, if consummated, result in a transaction more favorable from a financial point of view to the stockholders of the Company than the Mergers taking into account all financing (including availability thereof) and regulatory aspects of such Acquisition Proposal, the likelihood and timing of consummation thereof (as compared to the transactions contemplated hereby), such other matters as the Company Board deems relevant and any changes to the terms of this Agreement proposed by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 7.1(c).

Section 7.2 Preparation of Form S-4 and Proxy Statement/Prospectus; Company Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the issuance of Parent Common Stock in the Merger, which will include the Proxy Statement/Prospectus with respect to the Company Stockholders Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus. The Form S-4 and Proxy Statement/Prospectus shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or any other proxy or consent solicitation statement with respect to the Company Stockholders Meeting, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 or any other proxy or consent solicitation statement with respect to the Company Stockholders Meeting received from the SEC and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 or any other proxy or consent solicitation statement with respect to the Company Stockholders Meeting received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any other proxy or consent solicitation statement with respect to the Company Stockholders Meeting or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by the Company or Parent or any of their respective Representatives with respect thereto. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company, the Company’s subsidiaries and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to obtaining the Company Requisite Vote, any information relating to the Company or Parent, respectively, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, respectively, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 7.2(b) shall limit the obligations of any Party under Section 7.2(a). For purposes of this Section 7.2, any information concerning or related to the Company, its Affiliates or the Company Stockholders Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date that the Form S-4 is declared effective under the Securities Act (or such later date as the Parties shall agree), the Company shall, in accordance with applicable Law and its organizational documents, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Company Stockholders Meeting”). The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (or such later date as the Parties shall agree). Notwithstanding the foregoing provisions of this Section 7.2(c), if, on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Requisite Vote, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholders Meeting; (other than, following consultation with Parent, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided or made available to the Company stockholders or to permit dissemination of information which is material to stockholders voting at the Company Stockholders Meeting and to give the Company stockholders sufficient time to evaluate any such supplement or amendment or other information). Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(d) The Company shall (i) subject to Section 7.1(c), include in the Proxy Statement/Prospectus the Company Recommendation and (ii) subject to Section 7.1(c), use its reasonable best efforts to obtain the Company Requisite Vote, including to actively solicit (or cause to be solicited)

proxies necessary to obtain the Company Requisite Vote; provided that the Company Board may (A) fail to include the Company Recommendation in the Proxy Statement/Prospectus distributed to stockholders; (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or otherwise declare advisable to the stockholders of the Company, an Acquisition Proposal; (C) following the commencement of a tender offer or exchange offer that constitutes an Acquisition Proposal, fail to publish, send or give to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten (10) Business Day period (as specified in Rule 14e-2 under the Exchange Act) after such tender offer or exchange offer is first published, sent or given, or subsequently amended in any material respect, a statement recommending that stockholders reject such tender offer or exchange offer and affirming the Company Recommendation; or (D) formally resolve to effect or publicly announce an intention to effect any of the foregoing, in each case prior to obtaining the Company Requisite Vote (a “Change of Recommendation”), if (1) (A) a bona fide Acquisition Proposal that was made after the date hereof and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a material violation of Section 7.1 is made to the Company and is not withdrawn and the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel that such Acquisition Proposal constitutes a Superior Proposal or (B) there exists any event, development, circumstance, change, effect, condition or occurrence (other than an Acquisition Proposal) that was not known by the Company Board or, if known, the consequences of which were not known or reasonably foreseeable, as of the date of this Agreement, (2) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to effect a Change of Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, and (3) (A) if such Change of Recommendation is made in response to an Acquisition Proposal, the Company complies with the provisions of Section 7.1(c) or (B) if such Change of Recommendation is not made in response to an Acquisition Proposal, the Company (1) delivers to Parent a written notice informing Parent that the Company Board proposes to take such action and the basis of the proposed action no less than four (4) Business Days before taking such action and (2) during such four (4) Business Day period, if requested by Parent, engages in good faith negotiations with Parent and its Representatives regarding any adjustments in the terms and conditions of this Agreement proposed by Parent so that such event, development, circumstance, change, effect, condition or occurrence would cease to warrant a Change of Recommendation. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, if the Company Board makes a Change of Recommendation, the Company nevertheless shall submit this Agreement to the holders of Company Shares for approval and adoption at the Company Stockholders Meeting unless and until this Agreement is terminated in accordance with its terms.

Section 7.3 Stock Exchange Listing. Parent and the Company shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger to, prior to Closing, be approved for listing on the NYSE, subject to official notice of issuance.

Section 7.4 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 7.4(d), each party shall use its reasonable best efforts to take, or cause to be taken, and to assist and cooperate with the other parties in taking or causing to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Mergers and the other transactions contemplated by this Agreement in the most expeditious manner practicable. Without limiting the foregoing sentence, each party agrees to (i) (A) within five (5) Business Days after the date of this Agreement (unless a later time is mutually agreed between the Parties), make appropriate filings of

“Notification and Report Forms” pursuant to the HSR Act, (B) as promptly as practicable after the date of this Agreement (unless a later time is mutually agreed between the Parties), make appropriate filings with appropriate insurance Governmental Entities, and (C) as promptly as practicable and advisable, after the date of this Agreement, make appropriate filings under any Healthcare Law or Insurance Law that are necessary or advisable in connection with the Mergers or any of the other transactions contemplated by this Agreement; and (ii) as promptly as practicable and advisable, after the date of this Agreement, prepare and submit all other filings, notifications, information updates and other presentations required by or in connection with seeking, and obtain, all consents, approvals, clearances, expirations or terminations of waiting periods, non-actions, waivers, exemptions, Permits, orders, change of ownership approvals or other authorizations (“Consents”) from any Governmental Entity or other third party, in each case that are necessary or advisable in connection with the Mergers or any of the other transactions contemplated by this Agreement, and to assist and cooperate with the other party in connection with the foregoing; provided that the Company shall have no obligation to amend or modify any Contract or pay any fee to any third party for the purpose of obtaining any such Consent, or pay any costs and expenses of any third party resulting from the process of obtaining such Consent. The Parties shall not, and shall not permit any of their respective subsidiaries to, engage in, publicly propose or enter into any transaction that would reasonably be expected to (x) result in any material delay in the obtaining or materially increase the risk of not obtaining any required Consent from any Governmental Entity with respect to the transactions contemplated by this Agreement or (y) materially increase the risk of any Governmental Entity entering a Legal Restraint prohibiting or materially delaying the consummation of the Mergers or the other transactions contemplated by this Agreement. Notwithstanding anything set forth in the foregoing, nothing in this Section 7.4(a) shall permit Parent to enter into a transaction that would materially and adversely impact the ability of Parent or the Merger Subs to obtain the Debt Financing (or alternative financing in lieu thereof).

(b) Subject to Section 7.4(d), each of Parent, on the one hand, and the Company, on the other hand, shall in connection with the reasonable best efforts referenced in Section 7.4(a) and Section 7.4(c), as applicable, (i) cooperate in all respects with each other and their respective Representatives in connection with any filing or submission and in connection with any Proceeding by or before a Governmental Entity, including any Proceeding initiated by a private party; (ii) promptly inform the other party and/or its counsel, and provide copies, of any substantive communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity or such private party, in each case regarding any such filing, submission, Proceeding or the transactions contemplated hereby; (iii) comply, as early as practicable and advisable, with any request for additional information, documents or other materials received by such Party or any of its subsidiaries from the FTC, the DOJ or any such other Governmental Entity, and without limiting the foregoing, to the extent there is a Request for Additional Information from the FTC or DOJ (a “Second Request”) following the HSR Filing, the parties shall certify substantial compliance with the Second Request no later than one hundred twenty (120) days following receipt of the Second Request; (iv) not directly or indirectly extend any waiting period under the HSR Act except with the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); (v) permit the other party and/or its counsel to review and discuss reasonably in advance, and consider in good faith the views of the other party and/or its counsel in connection with, any proposed substantive communication to be given by it to the DOJ, the FTC or any such other Governmental Entity or, in connection with any Proceeding by such private party, any other person; and (vi) to the extent not prohibited by the DOJ, the FTC or such other Governmental Entity, give the other party and/or its counsel reasonable advance notice of any in-person meeting, and any conference call that is initiated by such Party or scheduled in advance, with such Governmental Entity or such private party and not participate independently therein without first giving the other party and/or its counsel reasonable opportunity to attend and participate therein or, in the event such other party and/or its counsel does not attend or participate therein, consulting with such other party and/or its counsel reasonably in advance and considering in good faith the views of such other party and/or its counsel in connection therewith. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.4(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel (or previously agreed outside consultant, as applicable) of the recipient and shall not be disclosed by such outside counsel (or previously agreed outside consultant, as applicable) to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Materials provided by a Party to the other Party pursuant to this Section 7.4(b) may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their respective subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address privilege or confidentiality concerns.

(c) If any objections are asserted with respect to the Merger or the other transactions contemplated hereby under any Antitrust Law or if any suit or Proceeding, whether judicial or administrative, is instituted by any Governmental Entity or other Person challenging the Merger or other transactions contemplated hereby under any Antitrust Law, each of Parent and the Company shall use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of the Merger and the other transactions contemplated herein, and/or (ii) take such action as reasonably necessary to overturn any legal restraint or regulatory action by any Governmental Entity to block consummation of the Merger or the other transactions contemplated by this Agreement, including by defending any suit, action, or other legal Proceeding through litigation on the merits of any claim asserted by any Governmental Entity or other Person in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or other Person may have to such transactions under such Antitrust Law so as to permit consummation of the transactions contemplated by this Agreement prior to the End Date; provided that Parent and the Company shall cooperate with one another in connection with all proceedings related to the foregoing.

(d) Nothing in this Section 7.4 or in this Agreement will require Parent or the Company to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (i) requires the divestiture of any assets of any of the Company, Parent or any of their subsidiaries, (ii) limits Parent’s or its subsidiaries’ freedom of action with respect to, or its or their ability to retain the Company and its subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses, or (iii) in Parent’s reasonable judgment would be expected to have a material adverse impact on any of its or its subsidiaries’ businesses or the businesses to be acquired by it pursuant to this Agreement, either individually or in the aggregate; provided, however, that Parent shall agree to the sale, divestiture or disposition of any assets of the Company or its subsidiaries that do not exceed $45 million in retail four-wall EBITDA if necessary or advisable in order to obtain any required Antitrust Consents.

(e) Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 7.4, it is agreed that Parent and the Company shall cooperate to make all strategic decisions and jointly undertake all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, including determining the strategy for contesting, litigating or otherwise responding to objections to, or Proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its Representatives to, make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling without consent from the other Party, provided, however, that the Company’s consent with respect to any offer made by

Parent to any Governmental Entity, or Parent’s acceptance of any offer made by any Governmental Entity, in each case, with respect to the sale, divestiture or disposition of any assets of the Company or its subsidiaries necessary or advisable in order to obtain any required Antitrust Consents that exceeds the threshold set forth in Section 7.4(d) shall not be unreasonably withheld, conditioned or delayed.

Section 7.5 Notification of Certain Matters. The Company and Parent shall each give prompt notice to the other Party of (a) any written notice or other written communication received from any Governmental Entity in connection with the Mergers or the other transactions contemplated hereby or from any other Person, in each case alleging that the consent of such Person is or may be required in connection with the Mergers, and (b) any Proceedings commenced or, to the Company’s or Parent’s knowledge, respectively, threatened, that relate to the Mergers or the other transactions contemplated hereby, in each case of clauses (a) and (b) other than with respect to Antitrust Laws, which are the subject of Section 7.4; provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not (i) affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or (ii) limit the remedies available to the Party receiving such notification.

Section 7.6 Access to Information and Cooperation; Confidentiality.

(a) Upon reasonable prior written notice from the other Party, each of Parent and the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and employees to, afford the officers, employees, auditors and other authorized representatives of the other Party reasonable access, to the extent permitted by applicable Law, to its officers, employees, properties, offices, other facilities and books and records (including personnel records). Any such access shall be at reasonable times during normal business hours and under supervision of a designee of the Company or Parent, at such Party’s discretion. Notwithstanding the foregoing, (i) any such access shall be in such a manner as not to interfere unreasonably with the business or operations of Parent, the Company or their respective subsidiaries; and (ii) no Party nor any of their respective subsidiaries shall be required to provide access where such Party determines in its reasonable judgment that such access would be reasonably likely to (A) result in the loss of the protection of any attorney-client or other privilege held by such Party or any of its subsidiaries, (B) violate any applicable Law, or (C) breach any binding agreement entered into prior to the date of this Agreement of such Party or any of its subsidiaries with any third party; provided that, except for the WBA Asset Purchase Agreement and each of the ancillary agreements related thereto, such Party shall have used commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the restrictions of this clause would apply.

(b) With respect to the access granted pursuant to this Section 7.6, each Party will, and will cause their respective Representatives to, comply with the terms and conditions of (i) that certain letter agreement, dated September 18, 2017, between the Company and Albertsons Companies, LLC (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms and (ii) the Clean Room Agreement.

Section 7.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.8 Publicity. Following the execution of this Agreement, Parent and the Company shall issue an initial joint press release agreed upon by Parent and the Company regarding the Mergers and thereafter neither the Company nor Parent shall issue any press releases or otherwise make public announcements with respect to the Mergers and the other transactions contemplated by this Agreement without the other Party’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) in each case except as such release or announcement may be required by Law or by the rules or regulations of any United States securities exchange to which the relevant Party is subject, in which case such Party shall use its reasonable best efforts to consult with the other Party in advance of such release or announcement. Notwithstanding anything to the contrary contained in this Agreement, the restrictions in this Section 7.8 shall not apply to any communication made by any Party regarding an Acquisition Proposal or a Change of Recommendation or in connection with any Proceeding in which the Parties are adverse to each other. Nothing in this Section 7.8 shall limit the ability of any Party to make additional disclosures that are consistent in all but de minimis respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 7.9 Employee Matters.

(a) For a period beginning on the Closing Date and ending on the twelve (12) month anniversary of the Closing Date (or, if shorter, during an employee’s period of employment following the Closing Date), Parent shall provide, or shall cause the Surviving Company to provide, to the employees of the Company or its subsidiaries who are not represented by a labor organization and who continue to be employed by the Company or the Surviving Company or any subsidiary or Affiliate thereof (the “Continuing Non-Union Employees”), (i) the same base salary and wage rate as the base salary and wage rate provided to such Continuing Non-Union Employee immediately prior to the Effective Time, (ii) employee incentive compensation opportunities, but excluding equity incentive compensation opportunities, that are no less favorable in the aggregate than the incentive compensation opportunities provided to such Continuing Non-Union Employees immediately prior to the Effective Time, (iii) equity incentive compensation opportunities that are no less favorable than the equity incentive compensation opportunities provided to comparable employees of Parent who are not represented by a labor organization immediately following the Effective Time, and (iv) employee benefits that are substantially comparable in the aggregate (including with respect to the proportion of employee cost) to the employee benefits provided to such Continuing Non-Union Employees immediately prior to the Effective Time. Commencing on the Closing Date, the Surviving Company shall observe the terms of all existing Collective Bargaining Agreements that govern the wages, hours and other terms and conditions of employment of employees of the Company or its subsidiaries who are covered by such Collective Bargaining Agreements and who continued to be employed by the Surviving Company or any subsidiary or Affiliate thereof (the “Continuing Union-Represented Employees”).

(b) (i) For the twelve (12) month period following the Closing Date, Parent shall provide, or shall cause the Surviving Company to provide, to the Continuing Non-Union Employees, severance benefits which are no less favorable than those set forth in Section 7.9(b)(i) of the Company Disclosure Schedule and (ii) from and after the Effective Time, Parent shall cause the Surviving Company and its subsidiaries to honor, in accordance with their terms, all Company Plans set forth in Section 7.9(b)(ii) of the Company Disclosure Schedule (each, a “Company Agreement”); provided that nothing herein shall prevent the Surviving Company from amending or terminating any such Company Agreement in accordance with its terms. Parent and the Company hereby agree that the occurrence of the Closing shall constitute a “Change in Control” for purposes of all Company Stock Plans, Company Plans and related trusts set forth in Section 7.9(b)(iii) of the Company Disclosure Schedule.

(c) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its subsidiaries (including the Surviving Company) following the Effective Time and in which any of the Continuing Non-Union Employees or Continuing Union-Represented Employees (collectively, the “Continuing Employees”) participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of or entitlement to pension benefits, post-employment or retiree welfare benefits, special or early retirement programs or window separation programs), service with the Company and its subsidiaries (or predecessor employers to the extent the Company provides or has recognized past service credit) shall be treated as service with Parent and its subsidiaries. Each applicable Parent Plan shall waive eligibility waiting periods and pre-existing condition limitations to the extent waived or not included under the corresponding Company Plan. Parent agrees to use commercially reasonable efforts to give or cause its subsidiaries (including the Surviving Company) to give the Continuing Employees credit under the applicable Parent Plan for amounts paid prior to the Effective Time during the calendar year in which the Effective Time occurs under a corresponding Company Plan for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

(d) The Company shall, and shall cause each of its subsidiaries to, comply in all material respects with each of their respective obligations under applicable Law before the Closing Date to inform and consult (or otherwise), under applicable Law and the terms of any Collective Bargaining Agreements that govern the wages, hours and other terms and conditions of employment of employees of the Company or its subsidiaries, with any labor organizations with respect to any Continuing Union-Represented Employees affected by the transactions contemplated by this Agreement.

(e) Parent shall or shall cause the Surviving Company and its Affiliates to continue to honor all Collective Bargaining Agreements until their respective expiration, modification or amendment. To the extent required by Law or any applicable Collective Bargaining Agreement, Parent shall assume or become party to any Collective Bargaining Agreements effective upon the Closing.

(f) Upon the written request of Parent at least ten (10) Business Days Prior to the Closing Date, the Company Board shall adopt resolutions providing that no rights to contributions will accrue after, and that all of the Company Plans sponsored or maintained by the Company or any of its subsidiaries that are defined contribution plans intended to be qualified within the meaning of Section 401(a) of the Code (the “Company 401(k) Plans”) shall be terminated as of immediately prior to the Closing Date (but conditioned upon the occurrence of the Closing). In such event, (i) the Continuing Employees shall be eligible as of the Closing Date to commence participation in a defined contribution plan maintained by Parent or any of its subsidiaries that is intended to be qualified within the meaning of Section 401(a) of the Code (the “Parent 401(k) Plan”) prior to the Closing Date, and thereafter (as applicable), the Company and Parent shall take any and all action as may reasonably be required, including amendments to the Company 401(k) Plans or the Parent 401(k) Plan, to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash, shares of Parent Common Stock or notes (representing plan loans from the Company 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company 401(k) Plan to the corresponding Parent 401(k) Plan subject to the receipt of a favorable IRS determination letter with respect to the termination of such Company 401(k) Plan. Notwithstanding anything in this Section 7.9(f) to the contrary, Parent shall not request that the Company Board terminate the Company 401(k) Plans as of immediately prior to the Closing Date in the event that the Continuing Employees shall not be eligible to commence participation in a Parent 401(k) Plan on the Closing Date.

(g) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any Affiliate of

Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Company, the Company or any Affiliate of Parent and the Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.9 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, Parent Plan or any other employee benefit plan, (ii) prevent Parent, the Surviving Company or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in any current or former employee or other service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 7.10 Directors’ and Officers’ Indemnification and Insurance.

(a) For six (6) years from and after the Effective Time, the Surviving Company shall indemnify and hold harmless each present and former director, officer and employee of the Company or any of its subsidiaries (in each case, when acting or having acted in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the certificate of incorporation and bylaws, or equivalent governing documents, of any of the Company’s subsidiaries, and any indemnification agreements with any directors, officers and employees of the Company or any of its subsidiaries in effect on the date of this Agreement to indemnify such Person (and the Surviving Company shall also advance expenses (including reasonable attorneys’ fees and expenses) as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

(b) From and after the Effective Time, the provisions in the Surviving Company’s limited liability company agreement with respect to indemnification, advancement of expenses and exculpation of former or present directors, officers and employees shall be no less favorable to such directors, officers and employees than such provisions contained in the Company Certificate of Incorporation and Company Bylaws in effect immediately before the Effective Time.

(c) Prior to the Effective Time, the Company shall be permitted to and, if the Company fails to do so, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time, that shall be from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage (including terms relating thereto) that are at least as favorable as the Company’s existing policies with respect to matters existing or occurring prior to the Effective Time (including in connection with this Agreement, the Mergers or the transactions contemplated thereby); provided, however, that in no event shall the Company expend, or shall Parent or the Surviving Company be required to expend, for such policies an aggregate premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance. If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage (including terms relating thereto)

that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or (ii) the Surviving Company shall, and Parent shall cause the Surviving Company to, obtain D&O Insurance for such six (6) year period with benefits and levels of coverage (including terms relating thereto) that are at least as favorable as the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Company be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the best available coverage for a cost not exceeding such amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder for a period of not less than six (6) years from and after the Effective Time.

(d) The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs, successors and representatives.

(e) The rights of the Indemnified Parties under this Section 7.10 shall be in addition to any rights such Indemnified Parties may have under the Company Certificate of Incorporation, the Company Bylaws and the certificate of incorporation and bylaws, or equivalent governing documents, of any of the Company’s subsidiaries, and any indemnification agreements in effect on the date of this Agreement.

Section 7.11 Transaction Litigation.

(a) Subject to entry into a customary joint defense agreement, the Company shall give Parent the opportunity to consult with the Company regarding, and participate in the defense of, any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement brought by a stockholder of the Company against the Company or any member of the Company Board after the date of this Agreement and prior to the Effective Time (the “Company Transaction Litigation”), and the Company shall not settle or agree to settle any such Company Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except as set forth in Section 7.11(a) of the Company Disclosure Schedule.

(b) Subject to entry into a customary joint defense agreement, Parent shall give the Company the opportunity to consult with Parent regarding, and participate in the defense of, any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement brought by a stockholder of Parent against Parent or any member of the Parent Board after the date of this Agreement and prior to the Effective Time (the “Parent Transaction Litigation”), and Parent shall not settle or agree to settle any such Parent Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except as set forth in Section 7.11(b) of the Parent Disclosure Schedule.

Section 7.12 Obligations of the Merger Subs. Parent guarantees the due, prompt and faithful payment, performance and discharge by the Merger Subs of, and the compliance by the Merger Subs with, all of the covenants, agreements, obligations and undertakings of the Merger Subs under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by the Merger Subs hereunder. Parent shall promptly following execution of this Agreement, deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement and the Mergers in accordance with applicable Law, the certificate of incorporation and bylaws of Merger Sub and the certificate of formation and limited liability company agreement of Merger Sub II.

Section 7.13 Rule 16b-3. Prior to the Effective Time, the Company and Parent shall use all reasonable efforts to take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) pursuant to, or resulting from, the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company (or will become subject to the reporting requirements with respect to Parent) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.14 Company Financing Cooperation.

(a) The Company shall, and shall cause its subsidiaries and its and their respective Representatives to, use its and their respective commercially reasonable efforts to provide such cooperation as may be reasonably requested by Parent or the Merger Subs in connection with the Financing to be made by Parent, including, as applicable, by: (i) using reasonable best efforts to, upon reasonable advance notice, cause the Company’s senior management to participate in a reasonable number of due diligence meetings, drafting sessions, rating agency presentations, lender meetings, investor road shows and meetings with parties acting as arrangers, bookrunners, underwriters, initial purchasers, placement agents and/or other lenders and investors for the Financing; (ii) providing such customary historical financial and other customary pertinent information with respect to the Company and its subsidiaries as may be reasonably requested by Parent for use in connection with the Financing and designating, upon request, whether any such information is suitable to be made available to lenders and other investors who do not wish to receive material non-public information with respect to the Company and its subsidiaries; (iii) providing information regarding the Company and its subsidiaries reasonably necessary to assist Parent in preparing pro forma financial statements if Parent determines such pro forma financial statements are legally required or customary in connection with the Financing or any other SEC filing required to be made by Parent, but in any case including financial statements giving pro forma effect to the sale of the 1,932 stores, three distribution centers, and assets related thereto to Walgreen Co. pursuant to the WBA Asset Purchase Agreement, it being understood that the Company shall not be required to change its fiscal year, and it being further understood that the pro forma financial statements delivered pursuant to Section 3.8 hereof, satisfy the Company’s obligation, except if similar financing statements for a future period shall be reasonably required; (iv) providing reasonable assistance to the Parent and its subsidiaries in connection with the preparation by Parent of offering memoranda, private placement memoranda, prospectuses, prospectus supplements, registration statements, bank confidential information memoranda, lender and investor presentations, road show materials, rating agency presentations and similar documents and materials, in each case, under this clause (iv), in connection with the Financing, and reasonably assisting with the preparation of the definitive documentation for the Financing, including by providing information reasonably necessary for the completion of any schedules thereto, in each case to the extent, and solely to the extent, such materials relate to information concerning the Company and its subsidiaries and reasonably assisting in preparing certificates and other documentation required to be delivered in connection with the Financing; (v) using commercially reasonable efforts to cause Deloitte & Touche LLP to cooperate with Parent, including by participating in accounting due diligence sessions upon reasonable advance notice, using reasonable best efforts to obtain the consent of, and facilitate the delivery of, customary comfort letters (including as to customary negative assurance) from, Deloitte & Touche LLP (including by providing customary management letters and requesting legal letters to obtain such consent) if reasonably necessary or customary for Parent’s use of the financial statements of the Company and its subsidiaries in any marketing or offering materials to be used in connection with the Financing; (vi) cooperating reasonably with any customary due diligence requests by Parent, its Financing Sources and their respective legal counsel; (vii) reasonably assisting Parent in obtaining corporate, corporate family, credit, facility and securities ratings from rating agencies; (viii) furnishing promptly (and in any event at least three (3) days prior to the Closing Date)

all documentation and other information reasonably requested in writing at least ten (10) Business Days prior to the Closing Date by parties acting as lead arrangers, agents or underwriters, as applicable, required by any Governmental Entity in connection with the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S. Patriot Act; (ix) providing information reasonably requested by Parent (to the extent reasonably available to the Company or a subsidiary of the Company) to assist Parent in obtaining appraisals (including appraisals compliant with the Financial Institutions Reform, Recovery and Enforcement Act of 1989) required to be prepared with respect to properties of the Company and its subsidiaries under applicable Law, and in preparing borrowing base certificates; (x) assisting with the preparation of a Company perfection certificate; (xi) facilitating the pledging of collateral for the Financing; (xi) assisting in the completion of a customary field examination and appraisal (including, but not limited to, inventory and pharmacy appraisals); and (xii) delivering notices of prepayment and/or redemption within the time periods required by the Company Credit Agreement and/or the Company Notes, as the case may be, and using reasonable best efforts to obtain customary payoff letters and lien terminations in respect of the Company Credit Agreement and instructions of discharge in respect of the Company Indentures, in each case, to the extent, and in the manner contemplated by, this Section 7.14 and Section 7.15 hereof, and giving any other necessary notices to allow for the payoff, discharge and termination of all indebtedness required by this Agreement to be repaid and terminated (subject to the provisions of this Section 7.14 and Section 7.15). The Company hereby consents to the use of the trademarks, service marks and logos of the Company and its subsidiaries in connection with the arrangement of the Financing if such trademarks, service marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its subsidiaries or the reputation or goodwill of the Company or any of its subsidiaries or any of their logos and on such other customary terms and conditions as the Company shall reasonably impose. Notwithstanding the foregoing, nothing herein shall require such cooperation to the extent it would (i) unreasonably disrupt the ordinary conduct of the business or operations of the Company or its subsidiaries, (ii) require the Company or its subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities, pledge any collateral or make any prepayment of indebtedness prior to the Effective Time unless Parent reimburses or is required to reimburse or indemnify the Company or its subsidiaries pursuant to this Agreement or otherwise agrees to do so, (iii) require the Company or its subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of the Company after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any applicable (A) Laws or (B) obligations of confidentiality (not created in contemplation hereof) binding on the Company or its subsidiaries (provided that in the event that the Company or its subsidiaries do not provide information in reliance on the exclusion in this clause (B), the Company and its subsidiaries shall provide notice to Parent promptly that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)) (iv) require the Company or its subsidiaries to (A) subject to the requirements of Section 7.14(a)(v) and Section 7.15, pass resolutions or consents, approve or authorize the execution of, or execute, any document, agreement, certificate or instrument or take any other corporate action with respect to the Financing or (B) provide or cause its legal counsel to provide any legal opinions that are not required in connection with the transactions contemplated by Section 7.15 or (v) require the Company to prepare separate financial statements for any of its subsidiaries, financial statements pursuant to Rules 3-10 other than consistent with past practice (other than assisting with preparation of a footnote in Parent’s financial statements) or 3-16 of Regulation S-X or any new compensation information or (vi) require the Company or any subsidiary thereof to incur additional indebtedness (including guarantees), such that the Company is unable to satisfy any applicable debt incurrence requirement at Closing in the merger covenant in the Company Indentures. Parent acknowledges and agrees that any access or information contemplated to be provided by the Company or any of its subsidiaries pursuant to this Section 7.14 shall, to the extent such information constitutes material non-public information of the Company, only be provided to other Persons, including any Financing Sources, if such other Person affirmatively agrees to maintain the confidentiality of such information pursuant to a customary confidentiality agreement and to comply with all federal and state securities laws and regulations applicable to such information.

(b) To the extent the Company Credit Agreement has not previously been discharged or terminated on or prior to the second (2nd) Business Day prior to the Closing Date, the Company shall use its reasonable best efforts to cause the agent under each Company Credit Agreement to deliver to Parent a copy of a draft payoff letter (subject to delivery of funds as arranged by Parent) with respect to each Company Credit Agreement (each, a “Payoff Letter” and collectively, the “Payoff Letters”), in customary form, which Payoff Letters shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the relevant Company Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (such amount payable with respect to any Payoff Letter and Company Credit Agreement, the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under each such Payoff Letter, the related Company Credit Agreement and all related loan documents shall be terminated (but excluding any contingent obligations, including, without limitation, indemnification obligations, that in any such case are not then due and payable and that by their terms are to survive the termination of any Company Credit Agreement and the related loan documents), and (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its subsidiaries securing such obligations shall be released and terminated upon the payment of each Payoff Amount on the Closing Date (subject to delivery of funds as arranged by Parent and the filing of appropriate UCC-3 termination statements and other termination filings). Except as set forth in Section 7.15(d), the Company shall be unconditionally obligated to provide to the agent under each Company Credit Agreement the Payoff Amount required under each Payoff Letter substantially simultaneously with the Closing.

(c) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and expenses) to the extent such costs, fees and expenses are incurred by the Company, its subsidiaries or their respective Representatives in connection with any such party complying with the obligations under this Section 7.14, and Parent shall indemnify and hold harmless the Company, its subsidiaries and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs or expenses suffered or incurred by them to the extent such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses arose out of the actions taken by the Company, its subsidiaries or their respective Representatives pursuant to this Section 7.14 (other than information provided by the Company, its subsidiaries or Representatives in writing for express use therein), except in the event such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of or resulted from the gross negligence or willful misconduct of the Company, any of its subsidiaries or any of their respective Representatives.

Section 7.15 Redemptions.

(a) As soon as reasonably practicable after the receipt of any written request by Parent to do so, and without limiting the Company’s ability to otherwise redeem, repurchase, tender, discharge or make an asset sale offer, the Company shall take all actions and prepare and deliver all other documents (including any officers certificates and legal opinions) as may be reasonably required under the applicable Company Indenture (i) to issue a notice of redemption for all of the outstanding aggregate principal amount of the applicable series of the Company’s 9.25% Senior Notes due 2020 (the “Company 2020 Notes”), the Company’s 6.75% Senior Notes due 2021 (the “Company 2021 Notes”) and the Company’s 6.125% Senior Notes due 2023 (the “Company 2023 Notes” and, together with the Company 2020 Notes and the Company 2021 Notes, the “Company Notes”) (together with all accrued and unpaid interest and applicable premiums related to such series of Company Notes)

pursuant to the applicable provisions of the applicable Company Indentures (such redemptions, the “Redemptions”); provided, however, that such notice shall not be required to be issued by the Company prior to the Effective Time unless the redemption provided for in such notice is conditioned on the occurrence of the Effective Time and such condition is permitted under the applicable Company Indenture governing the series of Company Notes that are the subject of such redemption as determined by the Company after consultation with its legal counsel, and (ii) (A) subject to Section 7.15(d), with respect to the Company 2020 Notes and Company 2021 Notes, irrevocably depositing with the applicable trustee on the Closing Date funds sufficient to pay in full the then outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums or consent payments related to, such series of Company Notes and to take such other actions as are necessary to cause the satisfaction and discharge of the applicable Company Indentures and such series of Company Notes substantially concurrently with the Closing and (B) with respect to the Company 2023 Notes, take such actions as are necessary to cause the satisfaction and discharge of the applicable Company Indentures and such series of Company Notes substantially concurrently with the Closing, subject to the irrevocable deposit by Parent with the applicable trustee on the Closing Date of funds sufficient to pay in full the then outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums or consent payments related to, such series of Company Notes, as arranged by Parent, after giving effect to the net cash proceeds from the transactions contemplated by the WBA Asset Purchase Agreement available therefor, less the Payoff Amounts required under Section 7.14(b), and with respect to the Company 2023 Notes, the amounts deposited with the applicable trustees in accordance with Section 7.15(a)(ii)(A). Parent shall assist the Company in connection with the foregoing; provided that, to the extent requested by Parent, the Company or the Company’s counsel shall provide all legal opinions required in connection with the transactions contemplated by this Section 7.15 but, in the case of a redemption or satisfaction and discharge, only to the extent such notice of redemption is issued or such satisfaction and discharge is consummated, as applicable, on or prior to the Closing Date, it being understood that Parent’s counsel shall provide all legal opinions required in connection therewith to the extent required after the Closing Date. Subject to the preceding sentence, the Company shall provide, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Redemptions (which for the avoidance of doubt shall not include any defeasance). Notwithstanding the foregoing, none of the provisions in this Section 7.15 shall restrict or prohibit the Company from voluntarily, without any request or instruction from Parent, taking any action or delivering any documents in connection with a redemption of any of the Company Notes, in whole or in part, or otherwise acquiring Company Notes, or making an asset sale prepayment offer in respect of any of the Company Notes at any time, provided that such redemptions be completed, or such Company Notes be otherwise satisfied and discharged, at or prior to the Effective Time (such redemptions or satisfaction and discharge, a “Pre-Effective Time Redemption”).

(b) Parent shall make available to the Company on or prior to the Effective Time all funds necessary to satisfy any obligations of the Company to the Company’s debt holders under the Company 2020 Notes, Company 2021 Notes and Company 2023 Notes, in accordance with Section 7.15(d), that may arise as a result of the transactions contemplated by this Section 7.15, including any funds necessary to complete the Redemption of any Company Notes. Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and expenses) to the extent such costs, fees and expenses are incurred by the Company, its subsidiaries or their respective Representatives in connection with it complying with its obligations under this Section 7.15, and Parent shall indemnify and hold harmless the Company and its subsidiaries and Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs or expenses suffered or incurred by them to the extent such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses arose out of the actions taken by the Company, its subsidiaries or its

Representatives pursuant to this Section 7.15 (other than information provided in writing by the Company or its subsidiaries or Representatives), except in the event such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have arisen out of or resulted from the gross negligence or willful misconduct of the Company, any of its subsidiaries or any of their respective Representatives.

(c) Notwithstanding the foregoing, nothing in this Section 7.15 shall require the Company’s cooperation to the extent it would (i) unreasonably disrupt the ordinary conduct of the business or operations of the Company or its subsidiaries, (ii) other than with respect to the net cash proceeds from the transactions contemplated by the WBA Asset Purchase Agreement used to fund the Redemptions as set forth elsewhere herein, require the Company or its subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time unless Parent reimburses or is required to reimburse or indemnify the Company or its subsidiaries pursuant to this Agreement or otherwise agrees to do so, (iii) require the Company or its subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of the Company, after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any applicable Laws, order or any Contract of the Company, (iv) cause any representation or warranty in this Agreement to be breached or become inaccurate, cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (v) cause the Redemption of any Company Notes or the Payoff of the Company Credit Agreement in the event the Mergers are not consummated.

(d) Notwithstanding anything to the contrary contained in this Agreement, in the event that there remains any outstanding amounts or obligations under the Company 2020 Notes, Company 2021 Notes, Company 2023 Notes or Company Credit Agreement following the Company’s use of the net cash proceeds received under the WBA Asset Purchase Agreement in accordance with Section 7.24 hereof, Parent shall make available to the Company on or prior to the Effective Time all funds necessary to satisfy any such remaining obligations under such Company 2020 Notes, Company 2021 Notes, Company 2023 Notes and Company Credit Agreement.

Section 7.16 Anti-Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation enacted under any federal, state, local or foreign Laws applicable to the Parties is, or will be, applicable to this Agreement, the Mergers or the other transactions contemplated hereby, the Company, the Company Board, Parent and/or the Parent Board, as applicable, shall grant all such approvals and take all such actions within their control as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions contemplated hereby.

Section 7.17 Resignation of Directors. At the Closing, the Company shall use reasonable best efforts to cause all directors of the Company and, as specified by Parent reasonably in advance of the Closing, all directors of each subsidiary of the Company, in each case, to execute and deliver a letter effecting his or her resignation as a director (but not as an employee and without prejudice to such person’s rights as an employee) of such entity effective at the Effective Time.

Section 7.18 Parent and the Merger Subs Financing Cooperation.

(a) Subject to Section 7.18(c), each of Parent and the Merger Subs shall use reasonable best efforts to take, or cause to be taken, such actions and do, or cause to be done, such things necessary, proper or advisable to arrange and obtain the Debt Financing contemplated by the Debt Commitment Letter and satisfy the conditions contained therein, including using reasonable best efforts to enforce in all material respects its rights under the Debt Commitment Letter. Parent shall keep the Company reasonably informed with respect to any material developments concerning the status of the Debt Financing and shall promptly respond to any written requests from the Company concerning such status. Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, after Parent has knowledge thereof, if at any time prior to the Closing Date (i) the Debt Commitment Letter or any of the commitments with respect to the Debt Financing thereunder, any definitive financing agreement entered into in replacement of all or a portion of the Debt Financing contemplated by the Debt Commitment Letter, as applicable, shall expire or be terminated (except, in either case, in accordance with its terms or unless concurrently replaced by commitments from other financing sources or otherwise in accordance with the terms of Section 7.18(c)), (ii) for any reason, all or a portion of the Debt Financing under the Debt Commitment Letter becomes unavailable (except in accordance with its terms or unless concurrently replaced by commitments from other financing sources or from proceeds of other sources of financing or cash or otherwise in accordance with the terms of Section 7.18(c)) or (iii) any Financing Source or any other Person that is a party to the Debt Commitment Letter breaches, defaults or repudiates the Debt Commitment Letter or, to the knowledge of Parent, threatens in writing to do any of the foregoing and such breach, default or repudiation would reasonably be expected to adversely affect the conditionality, timing, availability or amount of the Debt Financing. If Parent becomes aware that any portion of the Debt Financing becomes unavailable under the Debt Commitment Letter, except in accordance with the terms of the Debt Commitment Letter or unless concurrently replaced by commitments from other financing sources or from proceeds of other sources of financing or cash or otherwise in accordance with the terms of Section 7.18(c), Parent shall use its reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Mergers and the other transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event (and Parent shall not agree or consent to such Debt Financing becoming unavailable except as permitted under Section 7.18(c)).

(b) In the event the Debt Financing (or any Permanent Financing) or any portion thereof is funded in advance of the Closing Date, then Parent, the Merger Subs or any other applicable subsidiary thereof shall keep and maintain at all times prior to the Closing Date the proceeds of the Debt Financing (or any Permanent Financing) available for the purpose of funding the transactions contemplated by this Agreement; provided that if the terms of the Debt Financing (or any Permanent Financing) require the proceeds of the Debt Financing (or the Permanent Financing) to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, so long as the conditions to the release of such funds are no more onerous to Parent or the Merger Subs than the conditions to borrowing of the Debt Financing contemplated by the Debt Commitment Letter.

(c) Except as otherwise provided in this Section 7.18(c), neither Parent nor the Merger Subs shall agree to or permit any amendment, supplement, modification, termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Commitment Letter without the prior written consent of the Company if such amendment, supplement, modification, termination, reduction or waiver would or would reasonably be expected to (i) delay or prevent the Closing, (ii) impose new or additional conditions or otherwise expand any of the conditions to the funding of the Debt Financing or reduce the amount of the Debt Financing that will be available on the Closing Date, (iii) materially adversely impact the ability of Parent or the Merger Subs to obtain the Debt Financing or (iv) materially adversely impact the ability of Parent or the Merger Subs to enforce its rights against the other parties to the Debt Commitment Letter; provided that, notwithstanding anything in this Section 7.18(c) or in Section 7.18(a) to the contrary, Parent or the Merger Subs may (A) amend, supplement or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, and (B) enter into other debt financing arrangements and thereby reduce all or a portion of the aggregate amount of the Debt Financing by the amount of, or the amount of any commitment for, any such debt financing so long as the conditions to funding under such debt financing arrangements satisfy clause (ii) above (as determined by Parent in good faith) (any such debt financing, a “Permanent Financing” and, together with the Debt Financing, the “Financing”) Upon any amendment, supplement, modification, termination, reduction or waiver of the Debt Commitment Letter in accordance with this Section 7.18(c) or any replacement of the Debt Commitment Letter in accordance with Section 7.18(a), (i) references herein to “Debt Commitment Letter” shall include such document as amended, supplemented, modified, terminated, reduced or waived in compliance with this Section 7.18(c) or replaced in accordance with Section 7.18(a) and (ii) references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as amended, supplemented, modified or waived in compliance with this Section 7.18(c). To the extent that, after giving effect to any reductions contemplated by clause (B) above, no commitments remain outstanding under the Debt Commitment Letter, Parent may terminate the Debt Commitment Letter. To the extent any Company Indenture relating to the Company’s 7.70% Notes due 2027 or the Company’s 6.85% Notes due 2028 remains outstanding following the Closing and the terms of any Financing results in a guarantee or security interest being required under such Company Indenture, Parent and Merger Sub shall take all such action as is reasonably necessary (including, without limitation the providing of any required guaranty, security interest or certificate) such that no default or event of default occurs under such Company Indenture.

Section 7.19 Certain Tax Matters.

(a) Parent and the Company shall each use its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including (i) taking any action that such party knows would reasonably be expected to support such qualification, (ii) not taking any action that such party knows would reasonably be expected to prevent such qualification and (iii) considering and negotiating in good faith such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment). Provided the opinion conditions contained in Section 8.2(d) and Section 8.3(d) of this Agreement have been satisfied, for federal income Tax purposes, each of the Company, Parent and the Merger Subs shall report the Mergers in a manner consistent with such qualification.

(b) Parent and the Company shall each use its reasonable best efforts to obtain the Tax opinions described in Section 8.2(d) and Section 8.3(d), and any other Tax opinion that may be required in connection with the preparation and filing of the Form S-4 and Proxy Statement/Prospectus, including by causing its officers to execute and deliver to the law firms delivering such Tax opinions certificates at such time or times as may reasonably be requested by such law firms. Each of the Company, Parent and the Merger Subs shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 7.19. Each Party’s right to take any action disclosed on Section 5.1 of the Company Disclosure Schedule or Section 6.1 of the Parent Disclosure Schedule, as applicable, shall be subject to and subordinate to such Party’s respective obligations under this Section  7.19.

Section 7.20 Governance.

(a) On or prior to the Effective Time, Parent’s Board of Directors shall cause the number of directors that will constitute the full Board of Directors of Parent at the Effective Time to be nine (9). The Board of Directors of Parent at the Effective Time shall be composed of: (i) Robert G. Miller, who shall be Chairman, and Lenard B. Tessler, who shall be Lead Director (provided, however, that if either Mr. Miller or Mr. Tessler is unable to so serve, their replacement shall be designated in writing by

Parent); (ii) John T. Standley (provided, however, that if Mr. Standley is unable to so serve, his replacement shall be designated in writing by the Company); (iii) two (2) directors designated in writing by Parent, at least one of whom shall be qualify as “independent” under the listing rules of the NYSE and shall not be a partner or employee of Cerberus or its Affiliates (including its portfolio companies), or of a co-investor in Parent (or its Affiliates (including its portfolio companies)) as of immediately prior to the Mergers; (iv) three (3) directors designated in writing by the Company, each of whom who shall qualify as “independent” under the listing rules of the NYSE; and (v) one (1) director jointly designed by Parent and the Company, who shall be qualify as “independent” under the listing rules of the NYSE and who shall not be a partner or employee of Cerberus or its Affiliates (including its portfolio companies), or of a co-investor in Parent (or its Affiliates (including its portfolio companies)) as of immediately prior to the Mergers.

(b) Subject to Section 7.20(a), Parent’s Board of Directors shall take all necessary action to nominate and cause, from and after the Effective Time:

(i) until such time as Cerberus Capital Management, L.P. and its controlled affiliated investment funds and managed accounts (collectively, “Cerberus”) ceases to hold at least at least ten percent (10%) of the issued and outstanding shares of Parent Common Stock, two (2) individuals designated in writing by Cerberus to be elected to Parent’s Board of Directors; and

(ii) from and after the time that Cerberus ceases to hold at least ten percent (10%) of the issued and outstanding shares of Parent Common Stock and until such time as Cerberus ceases to hold at least five percent (5%) of the issued and outstanding shares of Parent Common Stock, one (1) individual designated in writing by Cerberus to be elected to Parent’s Board of Directors.

(c) Until such time as Cerberus ceases to hold at least fifteen percent (15%) of the issued and outstanding shares of Parent Common Stock, Parent’s Board of Directors shall take all necessary action to cause a director designated in writing by Cerberus to be elected as Lead Director and if Robert Miller has ceased to be Chairman, a director designated by Cerberus to be Chairman, provided that either the Lead Director or the Chairman shall qualify as “independent” under the listing rules of the NYSE and shall not be a partner or employee of Cerberus or its Affiliates (including its portfolio companies) or of a co-investor in Parent (or its Affiliates (including its portfolio companies)) as of immediately prior to the Mergers.

(d) From and after the time that Cerberus ceases to hold at least fifteen percent (15%) of the issued and outstanding shares of Parent Common Stock and until such time as Cerberus ceases to hold at least ten percent (10%) of the issued and outstanding shares of Parent Common Stock, Parent’s Board of Directors shall take all action necessary to cause a director designated in writing by Cerberus to be elected as Lead Director.

(e) Immediately after the Effective Time, Parent will have co-corporate headquarters in Boise, Idaho, and in the Harrisburg, Pennsylvania metropolitan area.

Section 7.21 Registration Rights Agreement; Lock-Up Agreement; No Action Agreement. At the Effective Time, Parent and the holders of Parent Common Stock, after giving effect to the distribution contemplated by Section 8.3(e), but prior to the consummation of the Mergers, shall execute and deliver a Registration Rights Agreement and Lock-Up Agreement, substantially in the forms attached hereto as Exhibit A and Exhibit B. At or prior to the Effective Time, Parent shall, and shall cause each of Cerberus, Schottenstein Stores Corporation, Klaff Realty, LP, Kimco Realty Corporation and Lubert-Adler Partners, L.P. to, execute and deliver a No Action Agreement, substantially in the form attached hereto as Exhibit C, which shall be effective at the Closing.

Section 7.22 Termination of Agreements. Prior to the Effective Time, Parent shall, and shall cause its subsidiaries to, (a) terminate the Parent Stockholders Agreement and any other agreement with respect to the voting of any capital stock or voting securities of, or voting of other equity interests in, Parent, without any continuing liabilities or obligations for Parent, the Company or any of their subsidiaries, other than the Registration Rights Agreement and Lock-Up Agreement to be entered into pursuant to Section 7.21, and (b) take all action necessary to terminate or amend any agreement to which Parent or any of its subsidiaries is a party that provides for the payment of a management fee or any other payments to any stockholder of Parent such that no management fees or any other payments remain payable to any stockholder of Parent after the date hereof.

Section 7.23 Assumption of Certain Obligations. Parent shall, upon consummation of the Mergers, assume (including by operation of Law) any remaining obligations of the Company under the WBA Asset Purchase Agreement, the Transition Services Agreement, dated as of October 17, 2017, by and between the Company and Walgreen Co. and the Transitional Trademark License Agreement, dated as of October  17, 2017, by and among the Company, Walgreen Co. and Name Rite, L.L.C.

Section 7.24 Use of Proceeds. An amount equal to the net proceeds received by the Company under the WBA Asset Purchase Agreement shall be, or shall have been, used to (a) redeem or otherwise repurchase the Company 2020 Notes and the Company 2021 Notes pursuant to Section 7.15(a), (b) effect a Pre-Effective Time Redemption pursuant to Section 7.15(a) and Section 7.15(d), (c) pay down amounts due under the Company Credit Agreement, the Company’s Tranche 1 Term Loan due August 2020, or the Company’s Tranche 2 Term Loan due June 2021, or (d) extinguish current liabilities associated with the stores sold and employees transferred to the extent such liabilities exceed current assets retained associated with the stores sold. Notwithstanding the foregoing, pending application of such net cash proceeds, the Company may temporarily reduce Company Credit Agreement borrowings without a reduction in commitments.

Section 7.25 Share Limitation. Notwithstanding anything herein to the contrary, immediately prior to the Effective Time, (a) Parent shall have no shares of Parent Preferred Stock and no more than 282,877,942 shares of Parent Common Stock (including any phantom units and management incentive units) and (b) the Company shall have no shares of Company Preferred Stock and no more than 1,118,750,658 shares of Company Common Stock (assuming the Rights Plan has not been triggered and not including any Company RSU that by its terms provides for settlement in cash), in each case, outstanding on a fully diluted, as converted and as exercised basis.

ARTICLE VIII

CONDITIONS OF MERGER

Section 8.1 Conditions to Obligations of Each Party to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by each of the Company and Parent) at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Company Requisite Vote;

(b) No Legal Restraints. No Law or injunction (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction (collectively, the “Legal Restraints”) that prevents, makes illegal, prohibits, restrains or enjoins the consummation of the Mergers;

(c) Antitrust Consents. The waiting period (and any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have expired or been earlier terminated;

(d) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC; and

(f) WBA Asset Purchase Agreement Proceeds. The Company shall have received no less than $4.076 billion of gross proceeds under the WBA Asset Purchase Agreement pursuant to the terms of the WBA Asset Purchase Agreement, including the amount of gross proceeds set forth on Section 8.1(f) of the Company Disclosure Schedule that have been received by the Company on or prior to the date hereof.

(g) Other Regulatory Approvals. The Consent of the Governmental Entity set forth on Section 8.1(g) of the Company Disclosure Schedule shall have been obtained.

Section 8.2 Conditions to Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to effect the Mergers shall be further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.4 (Authority), Section 3.12 (Absence of Certain Changes and Events) and Section 3.22 (Brokers) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.3(a) and the first sentence and clause (i) of the second sentence of Section 3.3(b) (Capitalization) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date) and (iii) the representations and warranties of the Company set forth in this Agreement (other than those identified in clauses (i) and (ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties of the Company to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing;

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(e) have been satisfied;

(d) Company Tax Opinion. The Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, Tax counsel to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date on which the Effective Time occurs, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP shall be entitled to rely upon the representations of officers of the Company and Parent made in the manner specified in Section 7.19(b); and

(e) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

Section 8.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers shall be further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and the Merger Subs set forth in the first sentence of Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.4 (Authority); Section 4.10(b) (Absence of Certain Changes and Events) and Section 4.19 (Brokers) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of Parent and the Merger Subs set forth in Section 4.3(a) and the first sentence and clause (i) of the second sentence of Section 4.3(b) (Capitalization) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all but de minimis respects as of such earlier date); and (iii) the representations and warranties of Parent set forth in this Agreement (other than those identified in clauses (i) and (ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties of Parent to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and the Merger Subs. Each of Parent and the Merger Subs shall have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing;

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(f) have been satisfied;

(d) Parent Tax Opinion. Parent shall have received an opinion of Schulte, Roth & Zabel LLP, Tax counsel to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date on which the Effective Time occurs, to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Schulte Roth & Zabel LLP shall be entitled to rely upon the representations of officers of the Company and Parent made in the manner specified in Section 7.19(b);

(e) Distribution of Parent Stock. Albertsons Investor Holdings LLC shall have distributed all Parent Common Stock held by it to its respective equity holders;

(f) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect; and

(g) Additional Agreements. Parent shall have delivered to the Company the Lock-Up Agreement, No Action Agreement and the Standstill Agreement, substantially in the form attached hereto as Exhibit B, Exhibit C and Exhibit D, respectively, and such agreements shall remain in full force and effect as of the Closing.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, notwithstanding the adoption of this Agreement by the stockholders of the Company (except in the case of a termination pursuant to Section 9.1(d)(ii), which may only be invoked prior to the receipt of the Company Requisite Vote):

(a) by mutual written consent of Parent and the Company;

(b) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued a Legal Restraint that prevents, makes illegal, prohibits, restrains or enjoins the consummation of the Mergers and such Legal Restraint is or shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to a Party whose breach of this Agreement was the primary cause of, or primarily resulted in, the issuance of such Legal Restraint;

(c) by either Parent or the Company if the Effective Time shall not have occurred on or before August 18, 2018 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party whose breach of this Agreement was the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before the End Date; provided, further, that, if on the End Date all of the conditions set forth in Section 8.2 and Section 8.3 have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing, would have been so satisfied if the Closing would have occurred) or remain capable of being satisfied but any of the conditions set forth in Section 8.1(a) (due to the Company Stockholders Meeting not having been held yet), Section 8.1(c), Section 8.1(e) and/or Section 8.1(g) has not been satisfied, then either Parent or the Company may extend the End Date to November 18, 2018 by delivery of written notice of such extension to the other party not less than three (3) Business Days prior to the End Date, in which case the End Date shall be deemed for all purposes to be such later date;

(d) by written notice of the Company to Parent:

(i) if there shall have been a breach of any (i) representation or warranty or (ii) covenant or agreement on the part of Parent or the Merger Subs contained in this Agreement, or any such representation or warranty shall have become inaccurate, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period; provided that the

Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company is then (A) in material breach of any of its covenants or agreements contained in this Agreement; or (B) in breach of any of its representations or warranties contained in this Agreement and the failure of such representations and warranties of the Company to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(ii) prior to, but not after, obtaining the Company Requisite Vote, in accordance with, and subject to compliance with the terms and conditions of, Section 7.1(c);

(e) by written notice of Parent to the Company if:

(i) there shall have been a breach of any (A) representation or warranty or (B) covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall have become inaccurate, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(e)(i) if Parent or the Merger Subs are then (1) in material breach of any of its covenants or agreements contained in this Agreement or (2) in breach of any of its representations or warranties contained in this Agreement, and the failure of such representations and warranties of Parent or the Merger Subs to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein), individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; or

(ii) the Company Board shall have made a Change of Recommendation; or

(f) by either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken.

Section 9.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party, except as provided in Section 7.6(b), Section 7.8, this Section 9.2, Section 9.3 and Article X, which shall survive such termination; provided, however, that nothing herein shall relieve any Party of any liability for damages resulting from fraud or Willful Breach prior to such termination by any Party (which the Parties acknowledge and agree shall be determined by a court of competent jurisdiction in accordance with Section 10.13 applying the governing Law in accordance with Section 10.9), in which case the aggrieved Party shall be entitled to all rights and remedies available at law or equity. Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and the Merger Subs’ obligations hereunder are not conditioned in any manner upon Parent or the Merger Subs obtaining any financing. The failure, for any reason, of Parent or the Merger Subs to consummate the Mergers and the other transactions contemplated by this Agreement on the date that the Closing is required to occur pursuant to Section 1.2 hereof shall constitute a Willful Breach of this Agreement by Parent and the Merger Subs. The Parties acknowledge and agree that (i) nothing in this Section 9.2 shall be deemed to affect their right to specific performance under Section 10.12 and (ii) no termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement and Clean Room Agreement.

(b) In the event that:

(i) this Agreement is terminated (x) by the Company pursuant to Section 9.1(d)(ii) or (y) by Parent pursuant to Section 9.1(e)(ii) (provided that such termination was not the result of a Parent Material Adverse Effect), then the Company shall pay $65 million (the “Company Termination Fee”) to Parent (or its designee), at or prior to the time of termination and as a condition to such termination in the case of a termination by the Company or as promptly as reasonably practicable in the case of a termination pursuant by Parent (and, in any event, within two (2) Business Days following such termination), payable by wire transfer of immediately available funds to an account designated by Parent;

(ii) this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(f), or by Parent pursuant to Section 9.1(e)(i) or by either Parent or the Company pursuant to Section 9.1(c), and (A) at any time after the date of this Agreement, but prior to the date of the Company Stockholders Meeting (in the case of Section 9.1(f)), prior to the breach giving rise to such right of termination (in the case of Section 9.1(e)(i)) or prior to such termination (in the case of Section 9.1(c)), any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, or an Acquisition Proposal shall have otherwise become publicly known, and (B) within twelve (12) months after such termination, the Company or any of its subsidiaries shall have entered into a definitive agreement with respect to an Acquisition Proposal (regardless of whether consummated), or an Acquisition Proposal shall have been consummated involving the Company or any of its subsidiaries (whether or not involving the same Acquisition Proposal as that which was publicly announced or otherwise became publicly known prior to such termination), then, in any such event, the Company shall pay to Parent (or its designee) the Company Termination Fee, at or prior to the earlier to occur of the Company entering into a definitive agreement with respect to such Acquisition Proposal or the consummation of such Acquisition Proposal, payable by wire transfer of immediately available funds to an account designated by Parent; provided, however, that for purposes of this Section 9.2(b)(ii), references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”;

(iii) this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(f) and, prior to the Company Requisite Vote having not been obtained, (i) an Acquisition Proposal has been publicly announced and (ii) the Company Board has made a Change of Recommendation or taken no position on such Acquisition Proposal, then the Company shall promptly, but in no event later than two (2) days after being notified of such by Parent, pay to Parent (or its designee) all of the documented out-of-pocket expenses incurred by Parent or the Merger Subs in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $10 million, payable by wire transfer of immediately available funds; provided that any amounts paid under this Section 9.2(b)(iii) shall be credited (without interest) against any Company Termination Fee if paid to Parent (or its designee) pursuant to the terms of this Agreement; and

(iv) this Agreement is terminated by Parent or the Company, as applicable, pursuant to (x) Section 9.1(b) and the applicable Legal Restraint giving rise to such termination right is issued under or pursuant to any Antitrust Law or (y) Section 9.1(c), and, in either case of clause (x) or (y), on the termination date the only conditions to closing set forth in Section 8.1 or Section 8.2 that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the Closing if the Closing Date were on the termination date) are the conditions set forth in Section 8.1(b) (but only if the applicable Legal Restraint causing such condition not to be satisfied is issued under or pursuant to any Antitrust Law) and/or Section 8.1(c), then Parent shall pay $65 million (the “Parent Termination Fee”) to the Company (or its designee) by wire transfer of immediately available funds to the account designated by the Company, at or prior to the time of termination in the case of a termination by Parent, or as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) in the case of a termination by the Company; provided, that Parent shall not be required to pay the Company the Parent Termination Fee if Parent confirms in writing that Parent is willing to agree to the sale, divestiture or disposition of assets of the Company or its subsidiaries in excess of the threshold set forth in Section 7.4(d) in order to obtain any required Antitrust Consents and the Company determines, subject to the proviso set forth in Section 7.4(e) not to agree to such a sale, divestiture or disposition.

(c) The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee, or Parent be required to pay the Parent Termination Fee, on more than one occasion.

(d) Except in the case of fraud or Willful Breach, each Party agrees that notwithstanding anything in this Agreement to the contrary, (i) in the event that the Company Termination Fee becomes payable and is actually paid to Parent in accordance with this Section 9.2, the payment of such Company Termination Fee (and any amounts payable under Section 9.2(b)(iii)) shall be the sole and exclusive remedy of Parent, the Merger Subs, and their respective subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its Representatives or Affiliates and (ii) in no event will Parent, the Merger Subs or their respective subsidiaries seek to recover any other money damages or seek any other remedy based on a claim at law or in equity with respect to, in the case of each of clauses (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Company Termination Fee in accordance with this Section 9.2 (and any amounts payable under Section 9.2(b)(iii)), neither the Company nor any of its Affiliates or Representatives shall have any further liability or obligation to Parent, the Merger Subs or any of their respective subsidiaries relating to or arising out of this Agreement or the transactions contemplated hereby.

(e) Except in the case of fraud or Willful Breach, each Party agrees that notwithstanding anything in this Agreement to the contrary, (i) in the event that the Parent Termination Fee becomes payable and is actually paid to the Company in accordance with this Section 9.2, the payment of such Parent Termination Fee shall be the sole and exclusive remedy of the Company and its subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives against Parent, the Merger Subs or any of their respective Representatives or Affiliates and (ii) in no event will the Company or its subsidiaries seek to recover any other money damages or seek any other remedy based on a claim at law or in equity with respect to, in the case of each of clauses (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Parent Termination Fee in accordance with this Section 9.2, none of Parent, the Merger Subs or any of their respective Affiliates or Representatives shall have any further liability or obligation to the Company or any of its subsidiaries relating to or arising out of this Agreement or the transactions contemplated hereby.

(f) Each of the Company, Parent and the Merger Subs acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if any Party fails to promptly pay any amount due pursuant to this Section 9.2, and the other Party commences a Proceeding that results in a judgment against the failing Party for the amount set forth in this Section 9.2 or a portion thereof, the failing Party shall pay to the other Party all fees, costs and expenses of enforcement (including attorney’s fees as well as expenses incurred in connection with any such action), together with interest on such amount or such portion thereof at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made.

Section 9.3 Expenses. Except as otherwise specifically provided herein (and any amounts payable under Section 9.2(b)(iii)), each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time or after the termination of this Agreement and (b) those contained in this Article X.

Section 10.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties (by action of their respective boards of directors) may modify, amend or supplement this Agreement only by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that unless otherwise agreed by the Parties, after the Company Requisite Vote has been obtained there shall be no amendment of this Agreement that would require the further approval of the stockholders of the Company under applicable Law without such approval having first been obtained; provided, further, that notwithstanding anything to the contrary contained herein, this Section 10.2, Section 10.8, Section 10.13, Section 10.14, Section 10.15 and any definitions or other provisions to the extent that they affect or modify such Sections, shall not be amended, modified, supplemented or waived, and no consent shall be given thereunder, in each case in any manner that is adverse to the interests of the Financing Sources without their prior written consent.

Section 10.3 Waiver. At any time prior to the Effective Time, any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 10.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, by facsimile or by email (with affirmative confirmation of receipt by the receiving Party), by registered or certified mail (with postage prepaid, return receipt requested) or by a nationally recognized courier service (with signed confirmation of receipt) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to the Company:

Rite Aid Corporation

30 Hunter Lane

Camp Hill, PA 17011

Attention: James J. Comitale

Facsimile: (717) 760-7867

Email: jcomitale@riteaid.com

with an additional copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Paul T. Schnell

Marie L. Gibson

Facsimile: (212) 735-2000

Email: paul.schnell@skadden.com

marie.gibson@skadden.com

(b)	if to Parent or the Merger Subs:

Albertsons Companies, Inc.

250 Parkcenter Boulevard

Boise, ID 83706

Attention: Robert A. Gordon

Facsimile: (208) 395-6575

Email: robert.gordon@albertsons.com

with an additional copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Stuart D. Freedman

Michael Gilligan

Facsimile: (212) 593-5955

Email: stuart.freedman@srz.com

michael.gilligan@srz.com

Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next Business Day, if sent by nationally recognized courier service for next Business Day delivery, or (iii) the Business Day received, if sent by facsimile, email or registered or certified mail (provided that any notice received by facsimile transmission, email or registered or certified mail at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).

Section 10.5 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement on terms (including standstill restrictions; provided that such standstill restrictions need not restrict a Person from making an offer or proposal to the Company (including the Company Board) in respect of an

Acquisition Proposal) substantially no less restrictive to the Company’s counterparty thereto than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement) and which does not restrict the Company from providing the access, information or data required to be provided to Parent pursuant to Section 7.1;

(b) “Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person;

(c) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(d) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the United States in the City of New York, New York;

(e) “Clean Room Agreement” means that certain Clean Team Agreement, dated as of November 17, 2017, by and between the Company, together with its subsidiaries and affiliates, and Apple, LLC, together with its subsidiaries and affiliates, including Cerberus Capital Management, L.P.;

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and any successor statute or statutes;

(g) “Company Credit Agreement” means the Amended and Restated Credit Agreement, dated as of June 27, 2001, as amended and restated as of January 13, 2015, among the Company, the lenders from time to time party thereto and Citicorp North America, Inc., as administrative agent and collateral agent, in each case, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

(h) “Company Indentures” means, collectively, (i) the Indenture dated as of August 1, 1993, between the Company and Morgan Guaranty Trust Company of New York, as trustee, as supplemented by the Supplemental Indenture dated as of February 3, 2000, related to the Company’s 7.70% Notes due 2027; (ii) the Indenture dated as of December 21, 1998, between the Company and Harris Trust and Savings Bank, as trustee, as supplemented by the Supplemental Indenture dated as of February 3, 2000, related to the Company’s 6.875% Notes due 2028; (iii) the Indenture dated as of February 27, 2012, among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the First Supplemental Indenture dated as of May 15, 2012, related to the Company’s 9.25% Senior Notes due 2020; (iv) the Indenture dated as of July 2, 2013, among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, related to the Company’s 6.75% Senior Notes due 2021 and (v) the Indenture dated as of April 2, 2015, among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, related to the Company’s 6.125% Senior Notes due 2023;

(i) “Company Material Adverse Effect” means any event, development, circumstance, change, effect, condition, or occurrence that, individually or in the aggregate, with all other events, developments, circumstances, changes, effects, conditions or occurrences, (i) has, or would reasonably be expected to have, a material adverse effect on or with respect to the business, assets, liabilities, results of operations or financial condition of the Company and its subsidiaries, taken as a whole or (ii) prevents, materially delays or materially impairs the ability of the Company to consummate the Mergers and the other transactions contemplated by this Agreement; provided, however, in the case of clause (i), any event, development, circumstance, change, effect, condition or occurrence to the extent arising out of or resulting from any of the following after the date hereof shall not be deemed, either alone or in combination, to constitute or be taken into account in determining whether there has been a Company Material Adverse Effect: (A) any change or development generally affecting the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes or developments in prevailing interest or exchange rates or the disruption of any securities markets, (B) national or international political or social conditions, (C) the execution and delivery of this Agreement or the public announcement or pendency of the Mergers or other transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, or employees of the Company or its subsidiaries, (D) any change in any applicable Laws or applicable accounting regulations or principles, including GAAP, or interpretations thereof, (E) any hurricane, tornado, earthquake, flood, tsunami or other natural disaster or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism or other international or national emergency, or other force majeure event or natural disaster or act of God or other comparable events, (F) any change in the price or trading volume of Company Common Stock or the credit rating of the Company, in and of itself, (G) any failure by the Company to meet (1) any published analyst estimates, expectations, projections or forecasts of the Company’s revenue, earnings, cash flow, cash positions or other financial performance or results of operations for any period or (2) its internal or published projections, budgets, plans, forecasts, guidance, estimates, milestones of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the underlying cause of such failure may be considered), (H) any change or development in the industries in which the Company and its subsidiaries operate, (I) the identity of Parent or its subsidiaries, (J) any communication by Parent or its subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business of the Surviving Company or its subsidiaries or (K) any action taken by the Company, or which the Company causes to be taken by any of its subsidiaries, in each case which is expressly required or permitted by this Agreement (other than pursuant to clause (a) of Section 5.1) or at Parent’s express written request; except (1) to the extent (and only to the extent) any such event, development, circumstance, change, effect, condition or occurrence described in clauses (A), (B), (D), (E) or (H) is disproportionately adverse to the business, assets, liabilities, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its subsidiaries operate and (2) that clauses (F) and (G) shall not prevent or otherwise affect a determination that any events, developments, circumstances, changes, effects, conditions or occurrences underlying such changes or failures constitute or contribute to a Company Material Adverse Effect; provided, further, that the exceptions in clause (C) above shall not apply with respect to references to a Company Material Adverse Effect in those portions of the representations and warranties contained in Section 3.5(a) (and in Section 8.2(a) and Section 9.1(e)(i) to the extent related to such portions of such representation) to the extent the purposes of such representations and warranties is to address the consequences resulting from the execution, delivery and performance of this Agreement by the Company or the consummation of the Mergers and the other transactions contemplated by this Agreement;

(j) “Company Owned Real Property” means all real property and interests in real property owned in fee by the Company or any of its subsidiaries, together with all buildings, improvements and fixtures now or subsequently located thereon and all appurtenances thereto;

(k) “Company Plan” means (i) each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each employment, consulting, severance, change in control, retention or similar plan, agreement, arrangement or policy and (iii) each other plan, agreement, arrangement or policy (written or oral) providing for compensation, bonuses, perquisites, profit-sharing, equity or equity-related rights, incentive or deferred compensation, paid time off, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case maintained, sponsored or contributed to by the Company or any of its subsidiaries for the benefit of any Company Service Provider or with respect to which the Company or any of its subsidiaries has any direct or indirect liability;

(l) “Company Real Property Lease” means any lease, sublease, license, sublicense or other agreement under which the Company or any of its subsidiaries leases, licenses, uses or occupies, or has the right to use or occupy (whether as landlord or tenant), any real property or interest in real property;

(m) “Company Senior Employee” means an employee of the Company or its subsidiaries at the level of Executive Vice President or above;

(n) “Company Service Provider” means any current or former director, officer, employee or individual independent contractor of the Company or any of its subsidiaries;

(o) “Company Stock Plans” means the 2000 Omnibus Incentive Plan, the 2001 Stock Option Plan, the 2004 Omnibus Equity Plan, the 2006 Omnibus Equity Plan, the 2010 Omnibus Equity Plan, the 2012 Omnibus Equity Plan and the 2014 Omnibus Equity Plan (and applicable award agreements issued under such plans), as applicable, as well as any other plans or agreements pursuant to which the Company has granted equity awards (including equity awards granted or assumed by the Company in connection with any acquisitions prior to the Effective Time);

(p) “Continuing Service Providers” means all non-employee service providers of the Company or any subsidiary of the Company who, at the Effective Time, continue their service with Parent, the Company or any subsidiary of the Company;

(q) “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(r) “Data” means all information and data, whether in printed or electronic form and whether contained in a database or otherwise, that is used in or held for use in the operation of the respective businesses of the Company or Parent, as applicable, or their respective subsidiaries, or that is otherwise material to or necessary for the operation of the respective businesses of the Company or Parent, as applicable, or their respective subsidiaries;

(s) “Data Room” means each of the virtual data rooms supported by Merrill Communications LLC, and any “clean room”, in each case with respect to the transactions contemplated by this Agreement, collectively;

(t) “ERISA” means the Employee Retirement Income Security Act of 1974;

(u) “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company or Parent, as applicable, would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code;

(v) “Excluded Information” means and shall include (i) pro forma financial statements relating to the transactions contemplated by this Agreement (including the Merger and Debt Financing), (ii) projected financial statements for periods ending after the Closing Date and other forward looking information with respect to such periods, (iii) “as adjusted” capitalization information, (iv) adjustments to net income used to determine EBITDA or adjusted EBITDA (other than interest expense, tax expense, depreciation expense and amortization expense, each as calculated under GAAP), (v) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (vi) risk factors relating to all or any component of the Debt Financing, (vii) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X promulgated by the SEC, (viii) Compensation Discussion and Analysis and any other information required by Item 402(b) of Regulation S-K, (ix) information relating to the Parent, (x) general market or industry information and other information customarily provided by a bank in connection with the preparation of marketing materials and (xi) information that the Company is not required to disclose pursuant to its annual, quarterly and current reports, from time to time, pursuant to the terms of the Exchange Act.

(w) “FDA” means the U.S. Food and Drug Administration;

(x) “Financing Sources” means any entities that have committed to provide or otherwise entered into agreements to provide the Permanent Financing, including the banks party to the Debt Commitment Letter and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Commitment Letter) relating thereto, and the Affiliates and controlling persons of the foregoing, and their respective successors and assigns;

(y) “Food Authorities” means the FDA, the USDA and any state, local or foreign Governmental Entity responsible for regulating food products;

(z) “GAAP” means the U.S. generally accepted accounting principles set forth in the authoritative literature codified in the Financial Accounting Standards Board Accounting Standards Codification, in each case, as of the time of the relevant financial statements referred to herein;

(aa) “Governmental Entity” means any governmental, administrative, judicial or regulatory (including any stock exchange or other self-regulatory organization) authority, agency, commission, court, body, entity, official, tribunal, authority or other instrumentality, whether supranational, foreign or domestic, of one or more countries, nations, republics, federations or similar entities or any states, counties, parishes or municipalities, jurisdictions or other political subdivisions thereof;

(bb) “Governmental Filings” mean any consents, approvals, authorizations or Permits of, actions by, filings with or notifications to any Governmental Entity;

(cc) “Healthcare Laws” means any Law relating to the provision, dispensing, administration, advertising, promotion, storage, and/or payment for healthcare products (including prescription or over-the-counter drug products) or services, including, to the extent applicable: (i) any state or other licensure, permitting, credentialing, accreditation, authorization or certification requirement for Persons, including those limiting the scope of activities of Persons acting without such license, permit, credential, accreditation, authorization or certification, (ii) any billing, coding, coverage, compliance, documentation, reporting, or reimbursement Law applicable to the services provided by the Company or any of its subsidiaries, (iii) Laws governing the operation and administration of Medicare Parts A, B, C and D, Medicaid, Medicaid managed care, TRICARE, the Federal Employee Health Benefit Program and any other government-funded health care programs, (iv) any Law related to the claims made or advertising, promotional or marketing efforts undertaken by Company or any of its subsidiaries, including, but not limited to, with respect to prescription drugs or controlled substances, (v) 42 U.S.C. § 1320a-7(b), commonly referred to as the “Federal Anti-Kickback Statute,” or any state anti-kickback Law, (vi) 42 U.S.C. § 1320a-7a(a)(5), 42 C.F.R. § 1003.101, commonly referred to as the “Beneficiary Inducement Law,” (vii) the HIPAA all-plan health care fraud prohibition, (viii) any Law governing the use, disclosure, privacy or security of personal or health information, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto and any state privacy laws (“HIPAA”), (ix) 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., commonly referred to as the “Stark Law,” or any state Law pertaining to self-referrals, (x) 31 U.S.C. §§ 3729 et seq., commonly referred to as the “False Claims Act”, or any state Law false claims prohibition, (xi) 42 U.S.C. §§ 1320a-7, 7a and 7b, commonly referred to as the “Federal Fraud Statutes,” (xii) 31 U.S.C. § 3801 et seq., commonly referred to as the “Federal Program Fraud Civil Remedies Act,” and 18 U.S.C. § 1347, commonly referred to as the “Federal Health Care Fraud Law,” (xiii) any state Law provisions prohibiting insurance fraud, (xiv) any other Law relating to health care fraud, waste or abuse, (xv) any Laws administered by the FDA, including 21 U.S.C. § 301 et seq., known as the “Federal Food, Drug, and Cosmetic Act” and 42 U.S.C. § 262 et seq., known as the “Public Health Service Act,” (xvi) all Laws administered by the Drug Enforcement Administration including 21 U.S.C. § 801 et seq., commonly referred to as the “Controlled Substances Act,” and any state Laws governing controlled substances, (xvii) all Laws restricting the corporate practice of medicine or fee splitting, (xviii) the Affordable Care Act, (xix) Laws relating to the practice of pharmacy, the operation of pharmacies, the wholesale distribution, dispensing, labeling, packaging, repackaging, storage, recordkeeping, advertising, adulteration or compounding of drug products or controlled substances, (xx) Laws relating to pharmacy benefit management, third-party administration, utilization review, claim adjudication, and healthcare discount card, copayment assistance, or other patient assistance programs or services; (xxi) Laws relating to the sale of over-the-counter health products and services, including, but not limited to, medications, vitamins, nutritional supplements, and non-legend medical devices, (xxii) Laws relating to the provision or administration of, or payment for, health care products or services; (xxiii) Laws relating to in-person, remote, or electronic health management and coaching services, including, but not limited to, disease management, case management, chronic care management, weight management, addiction counseling, and medication therapy management, (xxiv) Laws relating to the provision of health care remotely or electronically, including, but not limited to, telemedicine Laws, (xxv) Laws relating to handling and disposal of hazardous waste, (xxvi) public health data collection and reporting Laws, including, but not limited to, those established by the U.S. Centers for Disease Control and Prevention; and (xxvii) any and all rules, regulations or guidance implementing or issued pursuant to any of the above;

(dd) “Information Privacy and Security Laws” means all Laws issued by any Governmental Entity concerning the privacy or security of Personal Information, and all regulations promulgated by any Governmental Entity thereunder, including, but not limited to, HIPAA, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Telephone Consumer Protection Act, Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of Personal Information, the CAN-SPAM Act, the Children’s Online Privacy Protection Act, PCI DSS, state data breach notification laws, state data security laws, state social security number protection laws, any healthcare Laws pertaining to privacy or data security and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, or any outbound communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing;

(ee) “Insurance Law” means all Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies;

(ff) “Intellectual Property” means all worldwide intellectual and industrial property and proprietary rights of any kind, including all rights in (i) patents, (ii) copyrights and copyrighted works (including Software), (iii) trademarks, service marks, corporate, business and d/b/a names, logos, trade dress, domain names, social media identifiers and other indicators of source or origin and all associated goodwill, (iv) trade secrets, know-how, methods, processes and confidential information in any form or media and (v) registrations, applications, renewals, provisionals, continuations, continuations-in-part, divisionals, re-issues, re-examinations and foreign counterparts of any of the foregoing;

(gg) “IT Systems” means all electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, networks, databases, firmware and hardware) and Internet websites;

(hh) “knowledge” or any similar phrase (i) with respect to the Company means the actual knowledge, after reasonable inquiry, of any of the individuals listed in Section 10.5(hh) of the Company Disclosure Schedule and (ii) with respect to Parent or the Merger Subs means the actual knowledge, after reasonable inquiry, of any of the individuals listed in Section 10.5(hh) of the Parent Disclosure Schedule;

(ii) “Law” means any federal, state, local, municipal, foreign, multi-national, trans-national or other law, statute, constitution, principle of common law, ordinance, code, decree, order, directive, judgment, rule, regulation, ruling or requirement of any Governmental Entity or any arbitrator or arbitration panel, whether civil, criminal, or administrative, including any Antitrust Law, any Insurance Law and any Healthcare Law;

(jj) “Marketing Period” means, subject to the Blackout Period (as defined in the Debt Commitment Letter as in effect on the date hereof), a period of 15 consecutive days beginning on the delivery by the Company to Parent of the Required Information. If the Company shall in good faith believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice (or, if later, on the date specified in such notice as the date of delivery of the Required Information) unless Parent in good faith believes the Company has not completed the delivery of the Required Information and, within two (2) Business Days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered), in which case the requirements of this sentence shall not be satisfied until the Company has provided all such Required Information specifically set forth in such notice.

(kk) “Merger Consideration” means the Stock Election Consideration or the Cash Election Consideration, as applicable.

(ll) “Parent Common Stock” means each share of Parent common stock, par value $0.01 per share;

(mm) “Parent Credit Agreements” means, collectively, (i) the Second Amended and Restated Asset-Based Revolving Credit Agreement, dated as of December 21, 2015, by and among Albertsons Companies, LLC and the other coborrowers, as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America N.A., as administrative and collateral agent, as amended, and (ii) the Second Amended and Restated Term Loan Agreement, dated August 25, 2014, and effective January 30, 2015, by and among Albertson’s LLC, Safeway Inc. (as successor by merger to Saturn Acquisition Merger Sub, Inc.) and the other co-borrowers, as borrowers, Albertson’s Holdings LLC and the other guarantors from time to time party thereto, as guarantors, the lenders from time to time thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent, as amended;

(nn) “Parent Indentures” means, collectively, (i) the Indenture, dated May 31, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC

(collectively, the “Parent Issuers”), certain subsidiaries of the Parent Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due June 2024, as amended and supplemented, (ii) the Indenture, dated August 9, 2016, by and among the Parent Issuers, certain subsidiaries of the Parent Issuers, as guarantors, and Wilmington Trust, National Association, as trustee, with respect to the 5.750% Senior Notes due September 2025, as amended and supplemented, (iii) Indenture, dated September 10, 1997 between Safeway Inc., and the Bank of New York, as trustee, as amended and supplemented, with respect to the 5.00% Senior Notes due August 2019, the 3.95% Senior Notes due August 2020, the 4.75% Senior Notes due December 2021, the 7.45% Senior Debentures due September 2027, and the 7.25% Senior Debentures due February 2031, and (iv) Indenture, Dated May 1, 1992, between New Albertson’s, Inc. (as successor to Albertson’s, Inc.) and U.S. Bank Trust National Association (as successor to Morgan Guaranty Trust Company of New York), as trustee, as amended and supplemented, with respect to the 6.47% to 7.15% Medium-Term Notes due February 2018 to June 2028, the 7.75% Debentures due June 2026, the 7.45% Senior Debentures due August 2029, the 8.70% Senior Debentures due May 2030, and the 8.00% Senior Debentures due May 2031;

(oo) “Parent Material Adverse Effect” means any event, development, circumstance, change, effect, condition, or occurrence that, individually or in the aggregate, with all other events, developments, circumstances, changes, effects, conditions or occurrences, (i) has, or would reasonably be expected to have, a material adverse effect on or with respect to the business, assets, liabilities, results of operations or financial condition of Parent and its subsidiaries, taken as a whole, or (ii) prevents, materially delays or materially impairs the ability of Parent to consummate the Mergers and the other transactions contemplated by this Agreement; provided, however, in the case of clause (i), any event, development, circumstance, change, effect, condition or occurrence to the extent arising out of or resulting from any of the following after the date hereof shall not be deemed, either alone or in combination, to constitute or be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) any change or development generally affecting the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes or developments in prevailing interest or exchange rates or the disruption of any securities markets, (B) national or international political or social conditions, (C) the execution and delivery of this Agreement or the public announcement or pendency of the Mergers or other transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, or employees of Parent or its subsidiaries, (D) any change in any applicable Laws or applicable accounting regulations or principles, including GAAP, or interpretations thereof, (E) any hurricane, tornado, earthquake, flood, tsunami or other natural disaster or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism or other international or national emergency, or other force majeure event or natural disaster or act of God or other comparable events, (F) any change in the price or trading volume of Parent Common Stock or the credit rating of Parent or its subsidiaries, in and of itself, (G) any failure by Parent to meet (1) any published analyst estimates, expectations, projections or forecasts of Parent’s revenue, earnings, cash flow, cash positions or other financial performance or results of operations for any period or (2) its internal or published projections, budgets, plans, forecasts, guidance, estimates, milestones of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the underlying causes of such failure may be considered), (H) any change or development in the industries in which Parent and its subsidiaries operate, (I) the identity of the Company or its subsidiaries, (J) any communication by the Company or its subsidiaries regarding the plans or intentions of the Company with respect to the conduct of the business of the Surviving Company or its subsidiaries or (K) any action taken by Parent, or which Parent causes to be taken by any of its subsidiaries, in each case which is expressly required or permitted by this Agreement (other than pursuant to clause (a) of Section 6.1) or at the Company’s express written request; except (1) to the extent (and only to the extent) any such event, development, circumstance, change, effect, condition or occurrence described in clauses (A), (B), (D), (E) or (H) is disproportionately adverse to the business, assets, liabilities, results of operations or financial condition of Parent and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Parent and its subsidiaries operate and (2) that clauses (F) and (G) shall not prevent or otherwise affect a determination that any events, developments, circumstances, changes, effects, conditions or occurrences underlying such changes or failures constitute or contribute to a Parent Material Adverse Effect; provided, further, that the exceptions in clause (C) above shall not apply with respect to references to Parent Material Adverse Effect in those portions of the representations and warranties contained in Section 4.5(a) (and in Section 8.3(a) and Section 9.1(d) to the extent related to such portions of such representation) to the extent the purposes of such representations and warranties is to address the consequences resulting from the execution, delivery and performance of this Agreement by Parent or the consummation of the Mergers and the other transactions contemplated by this Agreement;

(pp) “Parent Owned Real Property” means all real property and interests in real property owned in fee by Parent or any of its subsidiaries, together with all buildings, improvements and fixtures now or subsequently located thereon and all appurtenances thereto;

(qq) “Parent Real Property Lease” means any lease, sublease, license, sublicense or other agreement under which Parent or any of its subsidiaries leases, licenses, uses or occupies, or has the right to use or occupy (whether as landlord or tenant), any real property or interest in real property;

(rr) “Parent Restructuring” means the transactions described in Section 10.5(rr) of the Parent Disclosure Schedule.

(ss) “Parent Senior Employee” means an employee of Parent or its subsidiaries at the level of Executive Vice President or above;

(tt) “Parent Service Provider” means any current or former director, officer, employee or individual independent contractor of Parent or any of its subsidiaries;

(uu) “Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization or other entity of any kind or nature including any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act);

(vv) “Personal Information” means any information, including Data, that (i) identifies or relates to a natural person including information that alone or in combination with other information held by the Company or any of its subsidiaries, or Parent or any of its subsidiaries, as applicable, can be used to identify, contact or precisely locate a natural person or can be linked to a natural person; (ii) any information that is governed, regulated or protected by one or more Information Privacy and Security Laws; (iii) any information that the Company or any of its subsidiaries, or Parent or any of its subsidiaries, as applicable, receives from or on behalf of a customer of Company or any of its subsidiaries, or Parent or any of its subsidiaries, as applicable; or (iv) any information that is covered by the PCI DSS;

(ww) “Proceeding” means any claim, action, suit, arbitration, proceeding, investigation, mediation, consent decree, audit or inquiry, whether civil, criminal, administrative or investigative and whether formal or informal;

(xx) “Rights Plan” means that certain Tax Benefits Preservation Plan, dated as of January 3, 2018, between the Company and Broadridge Corporate Issuer Solutions;

(yy) “Required Information” means the financial information and other pertinent information regarding the Company and the Company subsidiaries as may reasonably be requested by Parent in order to satisfy the condition set forth in paragraph 11 of Exhibit D to the Debt Commitment Letter (as in effect to the date hereof) and that is both (i) customary to be included in marketing and disclosure material for senior secured high yield bond offerings and (ii) information regarding the Company and the Company’s subsidiaries that is required to have been provided in the Company’s annual, quarterly and current reports filed pursuant to the terms of the Exchange Act; provided, that Required Information shall not include any Excluded Information.

(zz) “Software” means any computer program, operating system, applications system, firmware or code, including all object code, source code, data files, rules, data collections, diagrams, protocols, specifications, interfaces, definitions or methodology related to same in any form or media;

(aaa) “Stock Election Exchange Ratio” means the combined Base Exchange Ratio and Additional Stock Election Exchange Ratio which, for the avoidance of doubt, is 0.1079;

(bbb) “subsidiary” or “subsidiaries” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any of its other subsidiaries), owns, directly or indirectly, (i) an amount of the voting interests sufficient to appoint or elect a majority of the board of directors or other persons performing similar functions or (ii) if there are no such voting interests, a majority of the equity interests therein;

(ccc) “Treasury Regulations” means the Treasury regulations promulgated under the Code, as the same may be hereafter amended from time to time or any successor or successors to such regulations;

(ddd) “USDA” means the U.S. Department of Agriculture;

(eee) “WBA Asset Purchase Agreement” means that certain Amended and Restated Asset Purchase Agreement, dated September 18, 2017, by and among Walgreens Boots Alliance, Inc., Walgreen Co. and the Company, as amended prior to the date hereof; and

(fff) “Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under this Agreement.

Section 10.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 10.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Schedule and the Parent Disclosure Schedule), the Confidentiality Agreement and the Clean Room Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void, provided, however, that Parent may assign any or all of its rights and obligations to any Debt Financing source as collateral in connection with a Debt Financing and any such Debt Financing source may exercise all of the rights and remedies of Parent hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under any definitive agreements with respect to the Debt Financing, in each case, without prior written consent of the Company.

Section 10.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than with respect to (a) after the Effective Time, the provisions of Article II (which shall inure to the benefit of, and be enforceable by, holders of Company Common Stock, Company Stock Options, Company RSAs and Company RSUs, to the extent necessary to receive the consideration due to such persons thereunder); (b) after the Effective Time, the provisions of Section 7.10 (which shall inure to the benefit of, and be enforceable by, the Indemnified Parties); (c) the provisions of clauses (a), (b), (c) and (d) of Section 7.20 (which shall inure to the benefit of, and be enforceable by, Cerberus); and (d) prior to the Closing, the right of the Company to pursue claims for damages to such holders in the event of Parent’s or the Merger Subs’ fraud or Willful Breach. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Financing Sources are express third-party beneficiaries of, and shall be entitled to rely on and enforce, Section 10.2, this Section 10.8, Section 10.13, Section 10.14 and Section 10.15.

Section 10.9 Governing Law. This Agreement, and any Proceeding in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the legal relationship of the Parties hereto (whether at law or in equity, and whether in contract or in tort or otherwise), shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (without giving effect to choice of law principles thereof).

Section 10.10 Headings. The descriptive headings contained in this Agreement and the table of contents hereof are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, email in “portable documentation format” (“.pdf”) form, or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.12 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that prior to the valid termination of this Agreement in accordance with Article IX, it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the right of the Company to seek specific performance, injunctive relief or other equitable remedies in connection with enforcing the obligation to cause the Debt Financing to be funded, including by demanding Parent and/or Merger Sub enforce its rights against the parties to the Debt Commitment Letter, in order to consummate the Closing shall be subject to the requirements that (A) all the conditions in Article VIII have been satisfied (and continue to be satisfied) or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at Closing) at the time when the Closing would have occurred (not taking into account the failure of the Financing to be funded) or been required to occur pursuant to Section 1.2 and (B) all of the conditions to the consummation of the Debt Financing provided for by the Debt Commitment Letters have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing or at the time of funding). Until such time as this Agreement is validly terminated in accordance with Article IX, nothing in this Agreement shall prohibit the Company from its right to obtain specific performance, injunctive relief or other equitable remedies subject to the limitations in this Section 10.12.

Section 10.13 Jurisdiction. Each of the Parties irrevocably (a) consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, the Merger Subs or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 10.4. Each of the Company, Parent and the Merger Subs hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the Proceeding in any such court is brought in an inconvenient forum, that the venue of such Proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Without in any way limiting other provision relating to the Financing Sources and notwithstanding anything herein to the contrary, each of the Parties agrees that it will not bring or support or permit any of its controlled Affiliates to bring or support any action, cause of action, claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law jurisdiction is vested in the federal courts, the U.S. District Court for the Southern District of New York (and the appellate courts thereof), and each Party further agrees that the adjudication of any such action, claim or third-party claim shall be governed by and in accordance with the internal laws of the State of New York.

Section 10.14 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THOSE CONTEMPLATED BY THE LAST SENTENCE OF Section 10.13) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 10.15 No Recourse. This Agreement may only be enforced by a Party against another Party, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made by a Party against another Party, and no past, present or future director, officer or employee of any Party shall have any liability to any Party for any obligations or liabilities of a Party or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby. No Financing Source shall have any liability or obligation to Parent or the Company with respect to this Agreement or with respect to any claim or cause of action that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement. Without limiting the rights of any Party against another Party hereunder, in no event shall any Party or any of its Affiliates, and each Party agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach against, or seek to recover monetary damages from any Affiliate or stockholder of another Party, or any director, officer or employee of another Party or of any Affiliates of another Party.

Section 10.16 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereunder” and “hereinafter” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. Unless the context otherwise requires, the word “or” shall not be exclusive. References to “dollars” or “$” are to United States of America dollars. Any capitalized terms used in any schedule or exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. Any reference in this Agreement to gender shall include all genders and the neuter. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Any agreement, instrument, statute, rule or regulation defined or referred to herein means such agreement, instrument, statute, rule or regulation as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver of consent and (in the case of statutes, rules or regulations) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation, as amended (and, in the case of statutes, any rules and regulations promulgated under such statutes), in each case, as of such date. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not in the ordinary course of business for purposes of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, the Merger Subs and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

RITE AID CORPORATION

By:	/s/ James J. Comitale
	Name:	James J. Comitale
	Title:	Senior Vice President, General
Counsel & Secretary

[Signature Page to Merger Agreement]

PARENT:

ALBERTSONS COMPANIES, INC.

By:	/s/ Robert G. Miller
	Name:	Robert G. Miller
	Title:	Chairman and Chief Executive Officer

MERGER SUB:

RANCH ACQUISITION CORP.

By:	/s/ Robert G. Miller
	Name:	Robert G. Miller
	Title:	Chairman and Chief Executive Officer

MERGER SUB II:

RANCH ACQUISITION II LLC

By: ALBERTSONS COMPANIES, INC., ITS MANAGING MEMBER

By:	/s/ Robert G. Miller
	Name:	Robert G. Miller
	Title:	Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

Annex B

Opinion of Citigroup Global Markets Inc.

February 17, 2018

The Board of Directors

Rite Aid Corporation

30 Hunter Lane

Camp Hill, Pennsylvania 17011

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Rite Aid Corporation (“Rite Aid”), other than as specified below, of (i) the Base Exchange Ratio (defined below) plus the Additional Cash Consideration (defined below) or (ii) the Stock Election Exchange Ratio (defined below), as applicable, provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Rite Aid, Albertsons Companies, Inc. (“Albertsons”), Ranch Acquisition II LLC, a wholly owned direct subsidiary of Albertsons (“Merger Sub II”), and Ranch Acquisition Corp., a wholly owned direct subsidiary of Merger Sub II (“Merger Sub” and, together with Merger Sub II, “Merger Subs”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Rite Aid (the “Merger”), with Rite Aid as the surviving entity and a wholly owned subsidiary of Merger Sub II, and immediately following the Merger, the merger of Rite Aid with and into Merger Sub II (the “Subsequent Merger” and, together with the Merger as an integrated transaction, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a wholly owned direct subsidiary of Albertsons. As more fully described in the Merger Agreement, pursuant to the Merger, each outstanding share of the common stock, par value $1.00 per share, of Rite Aid (“Rite Aid Common Stock”) will be converted into the right to receive, subject to certain allocation and election procedures as to which we express no opinion, (A) 0.1000 (the “Base Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of Albertsons (“Albertsons Common Stock”) plus either (B)(i) in the event that no election is made or at the election of the holder thereof, $0.1832 in cash (the “Additional Cash Consideration” and, such election or no election, the “Cash Election”) or (ii) at the election of the holder thereof, 0.0079 of a share of Albertsons Common Stock (such election, the “Stock Election”) which, combined with the Base Exchange Ratio, will be 0.1079 of a share of Albertsons Common Stock (such combined exchange ratio, the “Stock Election Exchange Ratio”). The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

In arriving at our opinion, we reviewed a draft, dated February 15, 2018, of the Merger Agreement and held discussions with certain senior officers, directors and other representatives of Rite Aid and certain senior officers and other representatives of Albertsons concerning the businesses, operations and prospects of Rite Aid and Albertsons. We reviewed certain publicly available and other business and financial information, including certain financial forecasts and other information and data relating to Rite Aid provided to or discussed with us by the management of Rite Aid and certain financial forecasts and other information and data relating to Albertsons provided to or discussed with us by the management of Albertsons and as extrapolated by the management of Rite Aid. We also reviewed certain information and data relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) expected by the managements of Rite Aid and Albertsons to result from the Mergers. We reviewed the financial terms of the Mergers as set forth in the Merger Agreement in relation to, among other things: the financial condition and certain historical and projected financial and operating data of Rite Aid and Albertsons; and the capitalization of Rite Aid and Albertsons. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of Rite Aid and Albertsons. We also reviewed, for informational reference, certain sensitivities to the financial forecasts and other information and data relating to Rite Aid and Albertsons referred to above, which sensitivities reflected higher and lower potential future financial performance for Rite Aid and lower potential future financial

The Board of Directors

Rite Aid Corporation

February 17, 2018

performance for Albertsons, as provided to or discussed with us by the management of Rite Aid (such sensitivities, collectively, the “Rite Aid/Albertsons sensitivities”) and certain potential pro forma financial effects of the Mergers relative to Rite Aid on a standalone basis utilizing the financial forecasts and other information and data (other than the Rite Aid/Albertsons sensitivities) referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements and other representatives of Rite Aid and Albertsons that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. As you are aware, based on the assessments of the management of Rite Aid and at your direction, we have utilized and relied upon, for purposes of our opinion, the financial forecasts and other information and data relating to Albertsons referred to above without giving effect to the Rite Aid/Albertsons sensitivities. With respect to the financial forecasts and other information and data relating to Rite Aid and Albertsons (including, without limitation, extrapolations therefrom and as to tax attributes of Rite Aid and Albertsons) that we have been directed to utilize and rely upon for purposes of our opinion, we have been advised by the managements of Rite Aid and Albertsons, as the case may be, and we have assumed, with your consent, that such financial forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Rite Aid and Albertsons as to, and are a reasonable basis upon which to evaluate, the future financial performance of Rite Aid and Albertsons, the pro forma financial effects of the Mergers and the other matters covered thereby. We express no opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us.

We have relied, at your direction, upon the assessments of the managements of Rite Aid and Albertsons, as the case may be, as to, among other things, (i) matters relating to the pending sale by Rite Aid to Walgreens Boots Alliance, Inc. (“WBA”) of certain assets of Rite Aid (the “Rite Aid-WBA Transaction”), including the timing and likelihood of all closings and Rite Aid’s receipt of the full amount of the net proceeds contemplated, and matters relating to certain prior sale and acquisition transactions of Albertsons, including, as applicable, the assets, liabilities and financial and other terms involved, the timing and likelihood of closing and Albertsons’ ability to realize the full amount of expected synergies, (ii) the potential impact on Rite Aid and Albertsons of certain market, competitive, cyclical, seasonal and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the traditional food retail, pharmacy retail, pharmacy services and mass retail industries, including with respect to the pricing and availability of food products and other commodities, which are subject to significant volatility and, if different than as assumed by the managements of Rite Aid and Albertsons, could have a meaningful impact on our analyses and opinion, (iii) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers, vendors, third-party payors, partners and other commercial relationships of Rite Aid and Albertsons, (iv) matters relating to Albertsons’ pension and benefit plans, including with respect to related liabilities and expenses, the expected return on plan assets and the required amounts and timing for funding of such pension and benefit plans, (v) matters relating to certain internal corporate restructurings to be undertaken by, and the capitalization of, Albertsons, and certain equity award and other securities issuances of Rite Aid and Albertsons contemplated to be effected prior to consummation of the Mergers, and (vi) certain corporate governance matters (including stockholder agreements, obligations or other

The Board of Directors

Rite Aid Corporation

February 17, 2018

arrangements) relating to the pro forma combined company and the ability to integrate the operations of Rite Aid and Albertsons. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Rite Aid, Albertsons or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Rite Aid, Albertsons or any other entity nor have we made any physical inspection of the properties or assets of Rite Aid, Albertsons or any other entity. We have not evaluated the solvency or fair value of Rite Aid, Albertsons or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to the potential impact on Rite Aid, Albertsons or any other entity of any pending or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions or investigations. We have assumed, with your consent, that the Mergers will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, releases, waivers and agreements for the Mergers, no delay, limitation, restriction, condition or other action, including any divestiture requirements, amendments or modifications, will be imposed or exist that would have an adverse effect on Rite Aid, Albertsons or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. We are not expressing any view or opinion as to the actual value of Albertsons Common Stock or other securities when issued in connection with the Merger or the prices at which Albertsons Common Stock, Rite Aid Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Mergers. Representatives of Rite Aid have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the Mergers or otherwise, or changes in, or the impact of, health care or tax laws, regulations and governmental and legislative policies on Rite Aid, Albertsons or the Mergers (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of Rite Aid as to such matters.

Our opinion, as set forth herein, relates to the relative values of Rite Aid and Albertsons. We have evaluated the Base Exchange Ratio and Additional Cash Consideration, at your direction, assuming all holders of shares of Rite Aid Common Stock made a Cash Election in respect of all such shares and that such Base Exchange Ratio and Additional Cash Consideration collectively are reflective, in the event solely of a Cash Election, of the fully diluted pro forma equity ownership in the combined company upon consummation of the Merger of former holders of Rite Aid Common Stock. We have evaluated the Stock Election Exchange Ratio, at your direction, assuming all holders of shares of Rite Aid Common Stock made a Stock Election in respect of all such shares and that the Stock Election Exchange Ratio is reflective, in the event solely of a Stock Election, of the fully diluted pro forma equity ownership in the combined company upon consummation of the Merger of former holders of Rite Aid Common Stock.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the (i) Base Exchange Ratio plus the Additional Cash Consideration or (ii) Stock Election Exchange Ratio, as the case may be, to the extent expressly specified herein, without taking into account any premium or discount for control,

The Board of Directors

Rite Aid Corporation

February 17, 2018

voting, liquidity or otherwise and without regard to individual circumstances of specific holders with respect to any rights or aspects which may distinguish such holders or the securities of Rite Aid or Albertsons held by such holders. Our opinion does not in any way address any other consideration to be received in connection with the Mergers or proportionate allocation or relative fairness. Our opinion does not address any other terms, aspects or implications of the Mergers, including, without limitation, the form or structure of the Mergers or any registration rights, lock-up or standstill agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Mergers or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of Rite Aid with respect to the acquisition of all or a part of Rite Aid. We express no view as to, and our opinion does not address, the underlying business decision of Rite Aid to effect or enter into the Mergers, the relative merits of the Mergers as compared to any alternative business strategies that might exist for Rite Aid or the effect of any other transaction which Rite Aid might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the Base Exchange Ratio and Additional Cash Consideration or Stock Election Exchange Ratio, as the case may be, or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industries in which Rite Aid and Albertsons operate, have experienced and continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Rite Aid, Albertsons or the Mergers (including the contemplated benefits thereof).

Citigroup Global Markets Inc. has acted as financial advisor to Rite Aid in connection with the proposed Mergers and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Mergers. We also will receive a fee in connection with the delivery of this opinion. In addition, Rite Aid has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Rite Aid and certain of its affiliates unrelated to the proposed Mergers, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as (i) financial advisor to Rite Aid in connection with the Rite Aid-WBA Transaction and certain related transactions, including the previously terminated merger transaction involving Rite Aid and WBA and related divestitures, and (ii) administrative agent and/or co-lead arranger or joint bookrunning manager for, and as a lender under, certain credit facilities of Rite Aid. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Albertsons, Cerberus Capital Management, L.P. (“Cerberus”), the principal stockholder of Albertsons, and certain of their respective affiliates and/or portfolio companies, as the case may be, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as (i) in the case of Albertsons, (a) co-financial advisor to an affiliate of Albertsons in connection with an acquisition transaction (not consummated), (b) joint lead bookrunning manager for Albertsons’ withdrawn initial public offering and as lead bookrunning manager or initial purchaser for certain debt offerings of Albertsons and/or certain of its affiliates, and (c) joint lead arranger, joint bookrunning manager, administrative agent and/or co-syndication agent for, and as a lender and/or letter of credit issuer under, certain credit facilities of Albertsons and/or certain of its affiliates, and (ii) in the case of Cerberus, (a) financial advisor to Cerberus and/or certain of its portfolio companies in connection with valuation matters and certain disposition or acquisition transactions, (b) joint or lead bookrunning manager in connection with certain debt and equity

The Board of Directors

Rite Aid Corporation

February 17, 2018

offerings of certain portfolio companies of Cerberus, and (c) arranger or lead arranger in connection with, and as a lender under, certain credit facilities of Cerberus and/or certain of its portfolio companies. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Rite Aid and its affiliates and/or the securities of certain affiliates and/or portfolio companies of Cerberus for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Rite Aid, Albertsons, Cerberus and their respective affiliates and/or portfolio companies, as the case may be.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Rite Aid (in its capacity as such) in its evaluation of the proposed Mergers. Our opinion is not intended to be and does not constitute a recommendation to any securityholder as to any election made by such securityholder or how such securityholder should vote or act on any matters relating to the proposed Mergers or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, (i) the Base Exchange Ratio plus the Additional Cash Consideration or (ii) the Stock Election Exchange Ratio, as applicable, is fair, from a financial point of view, to holders of Rite Aid Common Stock (other than, to the extent applicable, Albertsons, Merger Subs and their respective affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex C

AMENDED & RESTATED

CERTIFICATE OF INCORPORATION

OF

ALBERTSONS COMPANIES, INC.

Albertsons Companies, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.	The name of the Corporation is Albertsons Companies, Inc. and the Corporation was originally incorporated under the same name. The original Certificate of Incorporation of Albertsons Companies, Inc. was filed June 23, 2015.

2.	This Amended & Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation of the Corporation.

3.	This Amended & Restated Certificate of Incorporation has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

4.	The text of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Albertsons Companies, Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, New Castle County. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “GCL”).

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is one billion thirty million (1,030,000,000), consisting of (a) one billion (1,000,000,000) shares of common stock, par value one cent ($0.01) per share (the “Common Stock”), and (b) thirty million (30,000,000) shares of preferred stock, par value one cent ($0.01) per share (the “Preferred Stock”). The Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix, without further stockholder approval, the designation, powers, preferences and relative, participating, optional or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock pursuant to Section 151 of the GCL.

ARTICLE V

Except as otherwise provided by the GCL or this Amended & Restated Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The total number of directors consisting the Board of Directors shall be not less than 7 directors nor more than 15 directors, the exact number of directors to be determined from time to time exclusively by resolution adopted by the Board of Directors or in the manner provided herein. The authorized number of directors may be increased or decreased by the affirmative vote of not less than two-thirds (2/3) of the then-outstanding shares of capital stock of the Corporation or by resolution of the Board of Directors. At each annual meeting of stockholders of the Corporation, all directors shall be elected for a one (1) year term and shall hold office until the next annual meeting of stockholders and until their successors shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled solely by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. A director elected to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

ARTICLE VI

Subject to the special rights of one or more series of Preferred Stock to elect directors, any director or the entire Board of Directors may only be removed from office, either with or without cause, by the affirmative vote of at least two-thirds (2/3) of the total voting power of the outstanding shares of the capital stock of the Corporation then entitled to vote generally in an election of directors, voting together as a single class.

ARTICLE VII

Elections of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall otherwise provide.

ARTICLE VIII

A. Special meetings of the stockholders of the Corporation for any purpose or purposes (i) may be called at any time by the Board of Directors, and (ii) shall be called by the Secretary upon the written request of stockholders owning at least twenty-five percent (25%) in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote at the special meeting.

B. No action required or permitted by the GCL to be taken at a stockholders’ meeting may be taken by the written consent of stockholders in lieu of a meeting.

ARTICLE IX

The officers of the Corporation shall be chosen in such a manner, shall hold their offices for such terms and shall carry out such duties as are determined by the Board of Directors, subject to the right of the Board of Directors to remove any officer or officers at any time with or without cause.

ARTICLE X

A. The Corporation shall indemnify to the full extent authorized or permitted by law (as now or hereafter in effect) any person made, or threatened to be made, a defendant or witness to any action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that such person is or was a director or officer of the Corporation or by reason of the fact that such director or officer, at the request of the Corporation, is or was serving any other corporation, partnership, joint venture, employee benefit plan or other enterprise, in any capacity. Nothing contained herein shall affect any rights to indemnification to which employees other than directors or officers may be entitled by law. No amendment or repeal of this Section A of Article X shall apply to or have any effect on any right to indemnification provided hereunder with respect to any acts or omissions occurring prior to such amendment or repeal. The rights to indemnification provided under this Section A of Article X shall extent to the testator or intestate of the person to whom such rights are granted.

B. To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Section B of this Article X shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

C. In furtherance and not in limitation of the powers conferred by statute:

(i) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of law; and

(ii) the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the full extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

ARTICLE XI

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

A. The material facts as to his interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by a vote sufficient for such purpose without counting the vote of the interested director or directors; or

B. The material facts as to his interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

C. The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders.

Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE XII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws by the Board of Directors shall require the approval of a majority of the entire Board of Directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law, by this Amended & Restated Certificate of Incorporation or the Bylaws, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws. Notwithstanding anything in the preceding sentences, in no event shall (a) any amendment or repeal of any Bylaw provision requiring a supermajority vote of the stockholders to take action under such provision be made without the affirmative vote of the same supermajority of the stockholders, and (b) any rights to indemnification or advancement of expenses conferred on directors or officers by the Bylaws be amended or repealed other than prospectively with respect to actions taken on or after the date of such amendment or repeal.

ARTICLE XIII

The Corporation reserves the right to repeal, alter, amend, or rescind any provision contained in this Amended & Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE XIV

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the GCL, the Amended & Restated Certificate of Incorporation or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine.

ARTICLE XV

The Corporation elects not to be governed by Section 203 of the GCL, “Business Combinations With Interested Stockholders”, as permitted under and pursuant to subsection (b)(1) of Section 203 of the DGCL.

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IN WITNESS WHEREOF, this Amended & Restated Certificate of Incorporation has been signed by                     , its authorized officer, this              day of                 , 2018.

Name:
Title:

Annex D

AMENDED & RESTATED

BYLAWS

OF

ALBERTSONS COMPANIES, INC.

ARTICLE I

DEFINITIONS

As used in these Amended & Restated Bylaws of the Corporation, the terms set forth below shall have the meanings indicated, as follows:

“Board of Directors” or “Board” shall mean the board of directors of the Corporation.

“Bylaws” shall mean these Amended & Restated Bylaws of the Corporation, as the same may be amended and/or restated from time to time.

“Certificate of Incorporation” shall mean the Certificate of Incorporation of the Corporation, as the same may be amended and/or restated from time to time.

“Common Stock” shall mean the common stock, par value $0.01 per share, of the Corporation.

“Corporation” shall mean Albertsons Companies, Inc., a Delaware corporation.

“Delaware Court” shall mean the Court of Chancery of the State of Delaware.

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

“Electronic Transmission” shall mean any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced on paper form by such a recipient through an automatic process.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Proposing Stockholder” shall mean any stockholder of record.

“Secretary of State” shall mean the Secretary of State of the State of Delaware.

ARTICLE II

OFFICES

Section 2.01 Offices. The address of the registered office of the Corporation in the State of Delaware shall be as set forth in the Certificate of Incorporation.

The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE III

MEETINGS OF STOCKHOLDERS

Section 3.01 Place of Meeting. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the DGCL. In the absence of any such designation, stockholders’ meetings shall be held at the principal executive office of the Corporation.

Section 3.02 Annual Meeting.

(a) The annual meeting of stockholders for the election of directors and for the transaction of such other business as shall have been properly brought before the meeting shall be held on such date and at such time and place, if any, as may be fixed by the Board of Directors and stated in the notice of the meeting. The Board of Directors may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than the nomination of a person for election of a director, which is governed by Section 4.01 of these Bylaws) must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, including any committee thereof, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, including any committee thereof, or (iii) otherwise properly brought before the meeting by a Proposing Stockholder who (A) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 3.02 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complied with all of the notice procedures set forth in this Section 3.02 as to such business. Except for proposals made in accordance with Rule 14a-8 under the Exchange Act, and included in the notice of meeting given by or at the direction of the Board of Directors, the foregoing clause (iii) shall be the exclusive means for a Proposing Stockholder to propose business (other than the nomination of a person for election of a director, which is governed by Section 4.01 of these Bylaws) to be brought before an annual meeting of the stockholders. Proposing Stockholders seeking to nominate persons for election to the Board of Directors must comply with the notice procedures set forth in Section 4.01 of these Bylaws, and this Section 3.02 shall not be applicable to nominations except as expressly provided in Section 4.01 of these Bylaws.

(b) Without qualification, for business to be properly brought before an annual meeting by a Proposing Stockholder, such proposed business must constitute a proper matter for stockholder action and the Proposing Stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 3.02. To be timely, a Proposing Stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock are first publicly traded, be deemed to have occurred 120 days after the end of the last fiscal year concluded prior to the date on which shares of Common Stock are first publicly traded); provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the Proposing Stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 3.02, a Proposing Stockholder’s notice to the Secretary pursuant to this Section 3.02 shall be required to set forth:

(i) As to the Proposing Stockholder providing the notice and each other Proposing Person (as defined below), (A) the name and address of the Proposing Stockholder providing the notice, as they appear on the Corporation’s books, and each other Proposing Person and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by the Proposing Stockholder providing the notice and/or any other Proposing Persons, except that such Proposing Stockholder and/or such other Proposing Persons shall be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Stockholder and/or such other Proposing Person(s) has a right to acquire beneficial ownership at any time in the future;

(ii) As to the Proposing Stockholder providing the notice (or, if different, the beneficial owner on whose behalf such business is proposed) and each other Proposing Person, (A) any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Stockholder or beneficial owner, as applicable, and/or any other Proposing Person, the purpose or effect of which is to give such Proposing Stockholder or beneficial owner, as applicable, and/or such other Proposing Person economic risk similar to ownership of shares of any class or series of the Corporation, including due to the fact that the value of such derivative, swap or other transaction is determined by reference to the price, value or volatility of any shares of any class or series of the Corporation, or which derivative, swap or other transaction provides, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the Corporation (“Synthetic Equity Interests”), which such Synthetic Equity Interests shall be disclosed without regard to whether (x) such derivative, swap or other transaction conveys any voting rights in such shares to such Proposing Stockholder or beneficial owner, as applicable, and/or such other Proposing Person, (y) the derivative, swap or other transaction is required to be, or is capable of being, settled through delivery of such shares or (z) such Proposing Stockholder or beneficial owner, as applicable, and/or such other Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction, (B) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Stockholder or beneficial owner, as applicable, and/or any other Proposing Person has or shares a right to vote any shares of any class or series of the Corporation, (C) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such Proposing Stockholder or beneficial owner, as applicable, and/or any other Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Stockholder or beneficial owner, as applicable, and/or such other Proposing Person with respect to the shares of any class or series of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Corporation (“Short Interests”), (D)(x) if such Proposing Stockholder or beneficial owner, as applicable, and/or any other Proposing Person is not a natural person, the identity of the natural person or persons associated with such Proposing Stockholder or beneficial owner, as applicable, and/or such other Proposing Person responsible for the formulation of and decision to propose the business to be brought before the meeting (such person or persons, the “Responsible Person”), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proposing Stockholder and/or beneficial owner, as applicable, and/or such other Proposing Person, the qualifications and background of such Responsible Person and any material interests or relationships of such Responsible Person that are not shared generally by the other stockholders of the Corporation and that reasonably could have influenced the decision of such Proposing Stockholder and/or beneficial owner, as applicable, and/or such other Proposing Person to propose such business to be brought before the meeting, and (y) if such Proposing Stockholder or beneficial owner, as applicable, and/or any other Proposing Person is a natural person, the qualifications and background of such natural person and any material interests or relationships of such natural person that are not shared generally by the other stockholders of the Corporation and that reasonably could have influenced the decision of such Proposing Stockholder and/or beneficial owner, as applicable, and/or such other Proposing Person to propose such business to be brought before the meeting, (E) any significant equity interests or any Synthetic Equity Interests or Short Interests in any principal competitor of the Corporation held by such Proposing Stockholder and/or beneficial owner, as applicable, and/or any other Proposing Persons, (F) any direct or indirect interest of such Proposing Stockholder and/or beneficial owner, as applicable, and/or any other Proposing Person in any contract with the Corporation, any affiliate of the Corporation (including any employment agreement, collective bargaining agreement or consulting agreement), or any principal competitor of the Corporation, (G) any pending or threatened litigation in which such Proposing Stockholder and/or beneficial owner, as applicable, and/or any other Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (H) any material transaction occurring during the prior 12 months between such Proposing Stockholder and/or beneficial owner, as applicable, and/or any other Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand, (I) any other information relating to such Proposing Stockholder and/or beneficial owner, as applicable, and/or any other Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies by such Proposing Stockholder or beneficial owner, as applicable, and/or such other Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder, (J) a representation that the Proposing Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business and (K) a representation whether the Proposing Stockholder and/or beneficial owner, if any, and/or any other Proposing Person intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal (the disclosures to be made pursuant to the foregoing clauses (A) through (K) are referred to as “Disclosable Interests”); and

(iii) As to each matter the Proposing Stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the annual meeting and any material interest in such business of the Proposing Stockholder providing the notice and/or any other Proposing Person and (B) a reasonably detailed description of all agreements, arrangements and understandings between or among the Proposing Stockholder providing the notice, any other Proposing Person and/or any other persons or entities (including their names) in connection with the proposal of such business by such Proposing Stockholder.

For purposes of this Section 3.02, the term “Proposing Person” shall mean (i) the Proposing Stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or owners, if different, on whose behalf the business proposed to be brought before the annual meeting is made, (iii) any affiliate or associate (as such terms are defined in Rule 12b-2 under the Exchange Act) of such beneficial owner and (iv) any other person with whom such Proposing Stockholder or beneficial owner (or any of their respective affiliates or associates) is Acting in Concert (as defined below).

A person shall be deemed to be “Acting in Concert” with another person for purposes of these Bylaws if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Corporation in parallel with, such other person where (A) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies from such other person in connection with a public proxy solicitation pursuant to, and in accordance with, the Exchange Act. A person which is Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also acting in concert with such other person.

(d) A Proposing Stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 3.02 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of the record date for notice of the meeting), and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

(e) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 3.02 (including the requirement in the case of business to be brought before the meeting by a Proposing Stockholder that such Proposing Stockholder update and supplement the notice of proposed business set forth in clause (d) above). The person presiding over the annual meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the provisions of this Section 3.02, and if he or she should so determine, he or she shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 3.02, unless otherwise required by law, if the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.02, to be considered a qualified representative of the Proposing Stockholder, a person must be a duly authorized officer, manager or partner of such Proposing Stockholder or must be authorized by a writing executed by such Proposing Stockholder or an Electronic Transmission delivered by such Proposing Stockholder to act for such Proposing Stockholder as proxy at the meeting of stockholders and such person must produce such writing or Electronic Transmission, or a reliable reproduction of the writing or Electronic Transmission, at the meeting of stockholders.

(f) In addition to the requirements of this Section 3.02 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to any such business. This Section 3.02 shall not be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations thereunder.

Section 3.03 Quorum; Adjournments. A majority in voting power of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at the meeting of stockholders, the holders of which are present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the person presiding at the meeting or, if directed to be voted on by the person presiding at the meeting, the stockholders present or represented by proxy at the meeting and entitled to vote thereon, although less than a quorum, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is required for the adjourned meeting, the Board of Directors shall fix the record date for determining stockholders entitled to notice of such adjourned meeting, and a notice of the adjourned meeting shall be given to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 3.04 Voting. Except as otherwise provided by the Certificate of Incorporation or applicable law, each stockholder shall have one vote for each share of stock having voting power, registered in such stockholder’s name on the books of the Corporation on the record date set by the Board of Directors for determining the stockholders entitled to vote at a meeting of stockholders as provided in Section 7.04 hereof. When a quorum is present at any meeting, a majority of the votes cast by the shares present or represented by proxy at the meeting and entitled to vote on the subject matter shall decide any questions brought before such meeting, unless the question is one upon which by express provisions of applicable law, regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation or the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Except as otherwise provided by these Bylaws, at any meeting for the election of directors at which a quorum is present, each director of the Corporation shall be elected by the vote of a majority of the votes cast with respect to that director’s election by the shares present or represented by proxy at the meeting and entitled to vote on the election of directors. Notwithstanding the foregoing sentence, if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting of stockholders, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast. In a Contested Election, stockholders shall be given the choice to cast “for” or “withhold” votes for the election of directors, and shall not have the ability to cast any other vote with respect to such election of directors. For purposes of this Section, a “majority of the votes cast” means that the number of votes cast “for” a proposal or a candidate for director must exceed the number of votes cast “against” that proposal or candidate for director (with “abstentions” and “broker non-votes” (i.e., shares held by a bank, broker or other nominee which are present or represented by proxy at the meeting, but with respect to which such bank, broker or nominee is not empowered to vote) not counted as votes cast either “for” or “against” such proposal or candidate for director).

Section 3.05 Proxies. Each stockholder having the right to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy in a manner permitted by applicable law. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 3.06 Special Meetings. Unless otherwise provided by the Certificate of Incorporation, special meetings of the stockholders, for any purpose or purposes, (i) may be called at any time by the Board of Directors, and (ii) shall be called by the Secretary upon the written request of stockholders owning at least 25% in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote at the special meeting. Such request shall set forth (i) if the purpose of the meeting relates to business other than the election or appointment of directors, all information as is required to be included in a notice delivered to the Corporation pursuant to Section 3.02(c) hereof (and, in such circumstance, the requirements of Section 3.02(d) hereof shall also apply) and (ii) if the purpose of the meeting includes the appointment or election of one or more members of the Board of Directors, all information as would be required to be included in a notice delivered to the Corporation pursuant to Section 4.01(d) hereof (and, in such circumstance, the requirements of Section 4.01(e) hereof shall also apply). The Board of Directors may bring business before a special meeting of stockholders called by the Secretary upon the request of the Stockholders. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, whether called by them or otherwise.

Section 3.07 Notice to Stockholders.

(a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided by law, such written notice of any meeting shall be given to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, not less than ten nor more than 60 days before the date of the meeting. If mailed, notice is deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

(b) Except as otherwise prohibited by the DGCL and without limiting the foregoing, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of Electronic Transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by Electronic Transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent of the Corporation, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Any such notice shall be deemed given (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of Electronic Transmission, when directed to the stockholder.

(c) Except as otherwise prohibited under the DGCL and without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws may be given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if a stockholder fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send the single notice as set forth in this Section 3.07(c). Any such consent shall be revocable by the stockholders by written notice to the Corporation.

Section 3.08 List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, such list shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 3.08 or to vote in person or by proxy at any meeting of the stockholders. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.

Section 3.09 Conduct of Meetings.

(a) Meetings of stockholders shall be presided over by the Chairperson of the Board of Directors, if any, or in the Chairperson’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a person designated by the Board of Directors. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the person presiding over the meeting may appoint any person to act as secretary of the meeting.

(b) The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the presence and participation by means of remote communication of stockholders and proxy holders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(c) The person presiding over the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.

(d) In advance of any meeting of stockholders, the Board of Directors, the Chairperson of the Board, the Chief Executive Officer or the President shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the person presiding over the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.

ARTICLE IV

DIRECTORS

Section 4.01 Election of Directors.

(a) The total number of directors constituting the Board of Directors shall be as fixed in, or be determined in the manner provided by, the Certificate of Incorporation. At each annual meeting of stockholders of the Corporation, all directors shall be elected for a one (1) year term and shall hold office until the next annual meeting of stockholders and until their successors shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Election of directors need not be by written ballot. The directors need not be stockholders.

With respect to nominations by Proposing Stockholders, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors at an annual meeting or at a special meeting (but only if the Board, or pursuant to Section 3.06 of these Bylaws, the stockholders, have first determined that directors are to be elected at such special meeting) may be made at such meeting (i) specified in the notice of meeting given by or at the direction of the Board of Directors, including any committee thereof, (ii) brought before the meeting by or at the direction of the Board of Directors, including any committee thereof, or (iii) by any Proposing Stockholder who (A) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 4.01 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complied with the notice procedures set forth in this Section 4.01 as to such nomination. This Section 4.01 shall be the exclusive means for a Proposing Stockholder to propose any nomination of a person or persons for election to the Board to be considered by the stockholders at an annual meeting or special meeting.

Without qualification, for nominations to be made at an annual meeting by a Proposing Stockholder, the Proposing Stockholder must (i) provide Timely Notice (as defined in Section 3.02 of these Bylaws) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 4.01. Without qualification, if the Board has first determined that directors are to be elected at such special meeting (or if a special meeting is called pursuant to Section 3.06 hereof and relates to the election or appointment of directors), then for nominations to be made at a special meeting by a Proposing Stockholder, the Proposing Stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 4.01. To be timely, a Proposing Stockholder’s notice for nominations to be made at a special meeting by a Proposing Stockholder must be delivered to or mailed and received at the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 3.02 of these Bylaws) of the date of such special meeting was first made. In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

To be in proper form for purposes of this Section 4.01, a Proposing Stockholder’s notice to the Secretary pursuant to this Section 4.01 shall be required to set forth:

(i) As to the Proposing Stockholder providing the notice and each other Proposing Person (as defined below), (A) the name and address of the Proposing Stockholder providing the notice, as they appear on the Corporation’s books, and of the other Proposing Persons, (B) a representation that the Proposing Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, (C) a representation whether the Proposing Stockholder or the beneficial owner, if any, and/or any other Proposing Person intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such nomination, and (D) any Disclosable Interests (as defined in Section 3.02 of these Bylaws) of the Proposing Stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or each other Proposing Person;

(ii) As to each person whom the Proposing Stockholder proposes to nominate for election as a director, (A) all information with respect to such proposed nominee that would be required to be set forth in a Proposing Stockholder’s notice pursuant to this Section 4.01 if such proposed nominee were a Proposing Person, (B) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 under the Exchange Act and the rules and regulations thereunder (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (C) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the Proposing Stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or any Proposing Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is Acting in Concert (as defined in Section 3.02 of these Bylaws), on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Proposing Stockholder or beneficial owner, as applicable, and/or such Proposing Person were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant; and

(iii) The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence or lack of independence of such proposed nominee.

For purposes of this Section 4.01, the term “Proposing Person” shall mean (i) the Proposing Stockholder providing the notice of the nomination proposed to be made at the annual or special meeting, (ii) the beneficial owner or owners, if different, on whose behalf the nomination proposed to be made at the annual or special meeting is made, (iii) any affiliate or associate of such beneficial owner (as such terms are defined in Rule 12b-2 under the Exchange Act) and (iv) any other person with whom such Proposing Stockholder or such beneficial owner (or any of their respective affiliates or associates) is Acting in Concert.

A Proposing Stockholder providing notice of any nomination proposed to be made at an annual or special meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 4.01 shall be true and correct as of the record date for the annual or special meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

Notwithstanding anything in these Bylaws to the contrary, no person nominated by a Proposing Stockholder shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 4.01. The person presiding over the annual or special meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with the provisions of this Section 4.01 (including the requirement to update and supplement a Proposing Stockholder’s notice of any nomination set forth in clause (e) above), and if he or she should so determine, he or she shall so declare such determination to the meeting, and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 4.01, unless otherwise required by law, if the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 4.01, to be considered a qualified representative of the Proposing Stockholder, a person must be a duly authorized officer, manager or partner of such Proposing Stockholder or must be authorized by a writing executed by such Proposing Stockholder or an Electronic Transmission delivered by such Proposing Stockholder to act for such Proposing Stockholder as proxy at the meeting of stockholders and such person must produce such writing or Electronic Transmission, or a reliable reproduction of the writing or Electronic Transmission, at the meeting of stockholders.

This Section 4.01 is expressly intended to apply to any nomination by a Proposing Stockholder proposed to be brought before an annual or special meeting. In addition to the requirements of this Section 4.01 with respect to any nomination by a Proposing Stockholder proposed to be made at an annual or special meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to any such nominations. Nothing in this Section 4.01 shall be deemed to affect any rights of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

Section 4.02 Vacancies. Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled as provided in the Certificate of Incorporation. A director elected to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Section 4.03 Removal. Any director or the entire Board of Directors may be removed from office in the manner provided in the Certificate of Incorporation.

Section 4.04 General Powers. Except as otherwise provided by law or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors.

Section 4.05 Place of Meeting. The Board may hold its meetings at such place or places within or without the State of Delaware as it may from time to time determine.

Section 4.06 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 4.07 Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors. Special meetings also shall be called by the Secretary on the written request of any two directors unless the Board consists of only one director, in which case special meetings shall be called by the Secretary on the written request of the sole director. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling or requesting the meeting to all directors at least four days before the meeting if the notice is mailed, or at least 24 hours before the meeting if such notice is given by telephone, hand delivery, overnight express courier, facsimile, electronic mail or other Electronic Transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting, provided that notice of the special meeting shall state the purpose or purposes of the special meeting. The notice shall be deemed given:

(i) in the case of hand delivery or notice by telephone, when received by the director to whom notice is to be given or by any person accepting such notice on behalf of such director,

(ii) in the case of delivery by mail, upon deposit in the United States mail, postage prepaid, directed to the director to whom notice is being given at such director’s address as it appears on the records of the Corporation,

(iii) in the case of delivery by overnight express courier, on the first business day after such notice is dispatched, and

(iv) in the case of delivery via facsimile, electronic mail or other Electronic Transmission, when sent to the director to whom notice is to be given at such director’s facsimile number or electronic mail address, as the case may be, as shown on the Corporation’s records.

Section 4.08 Quorum; Adjournments. At all meetings of the Board of Directors a majority of the authorized number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. If only one director is authorized, such sole director shall constitute a quorum.

Section 4.09 Unanimous Action in Lieu of a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, or by Electronic Transmission, and the writing or writings or Electronic Transmission or transmissions are filed with the minutes of proceedings of the Board or committee, respectively. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.10 Conference Call Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 4.11 Committees. The Board of Directors may designate one or more committees, each such committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or adopting, amending or repealing these Bylaws.

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 4.12 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors, including the granting of equity interests (which may include profits interests and Synthetic Equity Interests) of the Corporation to the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings or a stated salary as a committee member. The terms of any compensation (including the granting of equity interests of the Corporation) paid to directors shall be as determined by the Board of Directors.

ARTICLE V

OFFICERS

Section 5.01 Generally. The Board of Directors shall from time to time elect or appoint such officers as it shall deem necessary or appropriate to the management and operation of the Corporation, including, without limitation, a President (which may be the Chief Executive Officer (“CEO”)), a Secretary and a Treasurer (which may be the Chief Financial Officer). The Board of Directors or the CEO shall have the power and authority to appoint as officers one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, a Chief Operating Officer, a Chief Administrative Officer and a Chief Marketing Officer. The officers of the Corporation shall exercise such powers and perform such duties as are specified in these Bylaws, in a resolution of the Board of Directors or, in the case of an officer appointed by the CEO, as specified by the CEO. Any person may hold two or more offices simultaneously, and no officer need be a stockholder of the Corporation.

In addition to the authority of the CEO to appoint officers as set forth above, if so provided by resolution of the Board, any officer may be delegated the authority to appoint one or more officers or assistant officers, which appointed officers or assistant officers shall have the duties and powers specified in the resolution of the Board or as determined by such officer.

Section 5.02 Compensation. The officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors or any duly authorized committee thereof. In fixing the salaries, compensation and reimbursement of the officers of the Company other than the CEO, the Board of Directors may, among other things, take into account the recommendation of the CEO.

Section 5.03 Term; Removal. Each officer shall hold office until such officer’s successor is elected or appointed and qualified or until such officer’s earlier resignation or removal. Any officer may be removed at any time, with or without cause, by the Board of Directors. Any officer appointed by the CEO may be removed at any time by the CEO. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board of Directors or by the CEO.

Section 5.04 Duties.

(a) Chairperson of the Board. The Chairperson of the Board shall, if present, preside at all meetings of the stockholders and of the Board. The Chairperson of the Board shall also perform such other duties and may exercise such other powers as may be assigned by these Bylaws or prescribed by the Board from time to time. If there is no President, the Chairperson of the Board shall in addition be the CEO and shall have the powers and duties prescribed in paragraph (c) of this Section 5.04.

(b) President, Chief Executive Officer. The President shall be the CEO of the Corporation. The CEO shall be the principal executive officer of the Corporation and shall have such other title or titles designated by the Board. Subject to the control of the Board, the CEO shall in general manage, supervise and control all of the business and affairs of the Corporation. He or she shall have authority to conduct all ordinary business on behalf of the Corporation and may execute and deliver on behalf of the Corporation any contract, conveyance or similar document; and in general shall perform all duties incident to the office of the CEO of a corporation and such other duties as may be prescribed by the Board or these Bylaws from time to time. The President shall perform such other duties and shall have such other powers as the Board or the CEO (if the President is not the CEO) may from time to time prescribe.

(c) Treasurer. The Treasurer (who shall have any other title or titles designated by the Board or the CEO, including without limitation, in the Board’s or the CEO’s discretion, “Chief Financial Officer”) shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board. He or she shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Board, at its regular meetings, or when the Board so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board, he or she shall give the Corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board, for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation. The Treasurer in general shall perform all duties incident to the office of the Treasurer of a corporation and such other duties as may be prescribed by the Board, the CEO or these Bylaws from time to time.

(d) Secretary. The Secretary shall: (1) attend and keep the minutes of the stockholders’ meetings and of the Board’s meetings in one or more books provided for that purpose, and perform like duties for the standing committees of the Board when required by the Board; (2) see that all notices are duly given in accordance with the provisions of these Bylaws or as otherwise required by law or the provisions of the Certificate of Incorporation; (3) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (4) maintain, or cause an agent designated by the Board to maintain, a record of the Corporation’s stockholders in a form that permits the preparation of a list of the names and addresses of all stockholders in alphabetical order by class of shares, showing the number and class of shares held by each; (5) have general charge of the stock transfer books of the Corporation or responsibility for supervision, on behalf of the Corporation, of any agent to which stock transfer responsibility has been delegated by the Board; (6) have responsibility for the custody, maintenance and preservation of those corporate records which the Corporation is required by the DGCL or otherwise to create, maintain or preserve; and (7) in general perform all duties incident to the office of Secretary of a corporation and such other duties as may be assigned by the Board, the CEO or these Bylaws from time to time.

(e) Deputy Officers. The Board may create one or more deputy officers whose duties shall be, among any other designated thereto by the Board, to perform the duties of the officer to which such office has been deputized in the event of the unavailability, death or inability or refusal of such officer to act. Deputy officers may hold such titles as designated therefor by the Board; however, any office designated with the prefix “Vice” or “Deputy” shall be, unless otherwise specified by resolution of the Board, automatically a deputy officer to the office with the title of which the prefix term is conjoined. Deputy officers shall have such other duties as prescribed by the Board or the CEO from time to time.

(f) Assistant Officers. The Board may appoint one or more officers who shall be assistants to principal officers of the Corporation, or their deputies, and who shall have such duties as shall be delegated to such assistant officers by the Board or such principal officers, including the authority to perform such functions of those principal officers in the place of and with full authority of such principal officers as shall be designated by the Board or (if so authorized) by such principal officers. The Board may by resolution authorize appointment of assistant officers by those principal officers to which such appointed officers will serve as assistants.

ARTICLE VI

INDEMNIFICATION

Section 6.01 Indemnification.

(a) The Corporation shall indemnify and hold harmless to the full extent permitted by law (as now or hereafter in effect) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or, while serving as a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation, any other corporation, partnership, joint venture, trust or other enterprise in any capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. Notwithstanding this Section 6.01(a) or the provisions of Section 6.01(b) hereof, except as otherwise provided in Section 6.01(f) hereof, the Corporation shall be required to indemnify a covered person in connection with a proceeding (or part thereof) commenced by such covered person only if the commencement of such proceeding (or part thereof) by the covered person was authorized in the specific case by the Board of Directors of the Corporation.

(b) The Corporation shall indemnify and hold harmless to the full extent permitted by law (as now or hereafter in effect) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or, while serving as a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation another corporation, partnership, joint venture, trust or other enterprise in any capacity against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Delaware Court or such other court shall deem proper.

(c) To the extent that a present or former director, officer, employee or agent of the Corporation shall be successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b), or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made, with respect to a person who is a director, officer, employee or agent at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation to the fullest extent permitted by law in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Section 6.01. Such expenses incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section 6.01 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. The provisions of this Section 6.01 shall not be deemed to preclude the indemnification of (or advancement of expenses to) any person who is not specified in Section 6.01(a) or Section 6.01(b) but whom the Corporation has the power or obligation to indemnity under the provisions of the DGCL, or otherwise.

(g) If a claim for indemnification (following the final disposition of a proceeding) or advancement of expenses under this Section 6.01 is not paid in full within 90 days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law.

(g) The Board of Directors may authorize, by a vote of a majority of a quorum of the Board of Directors, the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation another corporation, partnership, joint venture, trust or other enterprise in any capacity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Section 6.01.

(h) The Board of Directors may authorize the Corporation to enter into a contract with any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than those provided in Section 6.01.

(i) For the purposes of this Section 6.01, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 6.01 with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(j) For purposes of this Section 6.01, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” as referred to in this section.

(k) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 6.01 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(l) The Corporation’s obligation, if any, to indemnify or to advance expenses to any person who was or is serving at its request another corporation, partnership, joint venture, trust or other enterprise in any capacity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust or other enterprise.

(m) Any repeal or modification of the foregoing provisions of this Section 6.01 shall not adversely affect any right or protection hereunder of any person in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII

CERTIFICATES OF STOCK

Section 7.01 Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairperson of the Board of Directors, or the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer of the Corporation, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 7.02 Transfer. The issue, transfer, conversion and registration of stock certificates or uncertificated shares shall be governed by such other regulations as the Board of Directors may establish.

Section 7.03 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.04 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 7.05 Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Before payment of any dividend there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interests of the Corporation, and the directors may abolish any such reserve.

Section 8.02 Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 8.03 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 8.04 Seal. The Board of Directors may provide for a corporate seal, which shall have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 8.05 Waiver of Notice. Whenever any notice is required to be given under applicable law or the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver by Electronic Transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by Electronic Transmission, unless so required by the Certificate of Incorporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE IX

AMENDMENTS

Section 9.01 Amendments. These Bylaws may be amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.

ARTICLE X

EXCLUSIVE FORUM

Section 10.01 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Delaware Court shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or these Bylaws or the Certificate of Incorporation or (iv) any action governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 10.01.

Annex E

REGISTRATION RIGHTS AGREEMENT

by and among

ALBERTSONS COMPANIES, INC.

and

the other parties hereto

Dated as of [                ], 2018

E-i

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is dated as of [                ], 2018 and is by and among Albertsons Companies, Inc. (the “Company”), Cerberus, Colony Financial, Kimco, Klaff, Lubert-Adler, Schottenstein and the Individual Stockholders (each as defined below).

BACKGROUND

WHEREAS, the Company desires to grant registration rights to Cerberus, Colony Financial, Kimco, Klaff, Lubert-Adler, Schottenstein and the Individual Stockholders on the terms and conditions set out in this Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions . As used in this Agreement:

“Affiliate” has the meaning ascribed thereto in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

“Agreement” has the meaning set forth in the preamble.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by law to close.

“Cerberus” means the entities listed on the signature pages hereto under the heading “Cerberus.”

“Cerberus Entities” means the entities comprising Cerberus, their respective Affiliates and the successors and permitted assigns of the entities and their respective Affiliates.

“Colony Financial” means the entities listed on the signature pages hereto under the heading “ Colony Financial.”

“Colony Financial Entities” means the entities comprising Colony Financial, their respective Affiliates and the successors and permitted assigns of the entities and their respective Affiliates.

“Company” has the meaning set forth in the preamble, including any of its successors by merger, acquisition, reorganization, conversion or otherwise.

“Company Lock-Up” means those certain Lock-Up Agreements, dated the date hereof, by and among the Company and the respective Holders listed thereto.

“Common Stock” means the shares of common stock, par value $0.01 per share, of the Company, and any other capital stock of the Company into which such common stock is reclassified or reconstituted.

“Demand Holders” means the Cerberus Entities, the Colony Financial Entities, the Kimco Entities, the Klaff Entities, the Lubert-Adler Entities and the Schottenstein Entities.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“FINRA” means Financial Industry Regulatory Authority, Inc. or any successor thereto.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Holder” means each member of Cerberus, Colony Financial, Kimco, Klaff, Lubert-Adler, Schottenstein and each Individual Stockholder that is a holder of Registrable Securities or securities exercisable, exchangeable or convertible into Registrable Securities or any Transferee of such Person to whom registration rights are assigned pursuant to Section 4.2.

“Indemnified Party” and “Indemnified Parties” have the meanings set forth in Section 3.1.

“Individual Stockholder” means those stockholders of the Company who are identified as Individual Stockholders on Schedule A hereto or any Transferee of such Person to whom registration rights are assigned pursuant to Section 4.2.

“Kimco” means the entities listed on the signature pages hereto under the heading “Kimco.”

“Kimco Entities” means the entities comprising Kimco, their respective Affiliates and the successors and permitted assigns of the entities and their respective Affiliates.

“Klaff” means the entities listed on the signature pages hereto under the heading “Klaff.”

“Klaff Entities” means the entities comprising Klaff, their respective Affiliates and the successors and permitted assigns of the entities and their respective Affiliates.

“Law” means any statute, law, regulation, ordinance, rule, injunction, order, decree, governmental approval, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Lock-Up” means any agreement pursuant to which a Holder agrees to limitations relating to the transfer of any Registrable Securities, including any agreement entered into with the Company, including pursuant to Section 2.12 hereof, or with any underwriters in connection with any underwritten offering.

“Lock-Up Period” means, with respect to any Lock-Up, the period during which the restrictions of such Lock-Up are in effect.

“Lubert-Adler” means the entities listed on the signature pages hereto under the heading “Lubert-Adler.”

“Lubert-Adler Entities” means the entities comprising Lubert-Adler, their respective Affiliates and the successors and permitted assigns of the entities and their respective Affiliates.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, a cooperative, an unincorporated organization, or other form of business organization, whether or not regarded as a legal entity under applicable Law, or any Governmental Authority or any department, agency or political subdivision thereof.

“Pre-Merger Common Stock” means all of the share of Company Common Stock outstanding as of the date immediately preceding the date of this Agreement.

“Registrable Securities” means all shares of Common Stock acquired on or prior to the date hereof, and any securities into which such Common Stock may be converted or exchanged pursuant to any merger, consolidation, sale of all or any part of its assets, corporate conversion or other extraordinary transaction of the Company held by a Holder (including any such securities received by a Holder upon the conversion or exchange of, or pursuant to a transaction with respect to, such Common Stock or other securities). As to any Registrable Securities, such Securities will cease to be Registrable Securities when:

(a) a registration statement covering such Registrable Securities has been declared effective and such Registrable Securities have been disposed of pursuant to such effective registration statement;

(b) such Registrable Securities shall have been sold pursuant to Rule 144 or 145 (or any similar provision then in effect) under the Securities Act;

(c) such Registrable Securities are eligible to be resold without regard to the volume or public information requirements of Rule 144 and the resale of such Registrable Securities is not prohibited by the Company Lock-Up; or

(d) such Registrable Securities cease to be outstanding.

“Registration Expenses” means any and all expenses incurred in connection with the Company’s performance of or compliance with this Agreement, including:

(a) all SEC, stock exchange, or FINRA registration and filing fees;

(b) all fees and expenses of complying with securities or blue sky Laws (including fees and disbursements of one counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities);

(c) all printing, messenger and delivery expenses;

(d) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or FINRA;

(e) the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits and/or “cold comfort” letters required by or incident to such performance and compliance;

(f) any fees and disbursements of counsel (including the fees and disbursements of one outside counsel for all Holders, but except as set forth in (b) above, not including any counsel fees of any underwriters) incurred in connection with any registration statement or registered offering covering Registrable Securities held by the Holders;

(g) the costs and expenses of the Company relating to analyst and investor presentations or any “road show” undertaken in connection with the registration and/or marketing of the Registrable Securities; and

(h) any other fees and disbursements customarily paid by the issuers of securities, but not including (i) any other expenses of the Holders, except as set forth in (f) above, or (ii) any underwriting discounts and commissions and transfer taxes, if any.

“Schottenstein” means the entities listed on the signature pages hereto under the heading “Schottenstein.”

“Schottenstein Entities” means the entities comprising Schottenstein, their respective Affiliates and the successors and permitted assigns of the entities and their respective Affiliates.

“SEC” means the U.S. Securities and Exchange Commission or any successor agency.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

Section 1.2 Other Definitional Provisions; Interpretation.

(a) The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and references in this Agreement to a designated “Article” or “Section” refer to an Article or Section of this Agreement unless otherwise specified.

(b) The headings in this Agreement are included for convenience of reference only and do not limit or otherwise affect the meaning or interpretation of this Agreement.

(c) The meanings given to terms defined herein are equally applicable to both the singular and plural forms of such terms.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1 Right to Demand a Non-Shelf Registered Offering. Following the six month anniversary of this Agreement, and so long as the Company is not eligible to use Form S-3, upon the demand of one or more Demand Holders (subject to any applicable Lock-Up Period), the Company will facilitate in the manner described in this Agreement a non-shelf registered offering of the Registrable Securities requested by such Demand Holders to be included in such offering. Any demanded non-shelf registered offering may, at the Company’s option, include (i) shares to be sold by the Company for its own account, (ii) shares owned by officers or directors of the Company or other Holders who have contractual rights to be included therein, and (iii) shares to be sold by Holders that exercise their related piggyback rights on a timely basis in accordance with Section 2.2. Notwithstanding the foregoing, Demand Holders may not demand a non-shelf registered offering unless (i) (a) the amount of Registrable Securities requested to be sold by the demanding Holders in such offering is equal to at least six and a quarter percent (6.25%) of the total amount of Pre-Merger Common Stock, or (b) such request includes all of the remaining Registrable Securities held by such

Demand Holders, and (ii) the Holders of a majority of the outstanding Registrable Securities consent in writing to such demand for a non-shelf registered offering. Any demanded non-shelf registered offering shall be conducted as a marketed, underwritten offering and not as a “block-trade” or “overnight transaction.”

Section 2.2 Right to Piggyback on a Non-Shelf Registered Offering. In connection with any registered offering of Common Stock covered by a non-shelf registration statement (whether pursuant to the exercise of demand rights or at the initiative of the Company), any non-demanding Holders may exercise piggyback rights to have included in such offering Registrable Securities held by them (subject to any applicable Lock-Up). The Company will facilitate in the manner described in this Agreement any such non-shelf registered offering. For the avoidance of doubt, if one or more Demand Holders exercise the demand set forth in Section 2.1, each Holder (including such Demand Holders) shall have the right to sell shares in the offering on a “pro rata” basis with “pro rata” being determined by dividing the number of Registrable Securities held or beneficially owned by a Holder (including such Demand Holder) as of the date of this Agreement by the number of Registrable Securities held or beneficially owned by all Holders as of such date.

Section 2.3 Right to Demand and be Included in a Shelf Registration. Without limiting any obligation under a Lock-Up, upon the demand of one or more Demand Holders, made at any time and from time to time when the Company is eligible to utilize Form S-3 or a successor form to sell the Registrable Securities on a delayed or continuous basis in accordance with Rule 415 under the Securities Act, the Company will facilitate in the manner described in this Agreement a shelf registration of Registrable Securities held by the Holders. Any shelf registration filed by the Company covering shares (whether pursuant to a Demand Holder’s demand or the initiative of the Company) will cover Registrable Securities held by each of the Holders up to the highest common percentage of their Registrable Securities, which highest common percentage will be agreed upon by the Demand Holders taking into account any advice of any potential underwriters, after consultation with the Company, to limit the number shares included in such shelf registration. Any such shelf registration statement will cover only such number of Registrable Securities of each Holder that is permitted to be sold under any Lock-Ups applicable to such Holder.

Section 2.4 Demand and Piggyback Rights for Shelf Takedowns. Upon the demand of one or more of the Demand Holders made at any time and from time to time, the Company will facilitate in the manner described in this Agreement a “takedown” of shares off of an effective shelf registration statement. In connection with any underwritten shelf takedown (whether pursuant to the exercise of such demand rights or at the initiative of the Company), the Holders may exercise piggyback rights to have included in such takedown shares held by them that are registered on such shelf. Notwithstanding the foregoing, Demand Holders may not demand a shelf takedown for an underwritten offering (including block-trades and overnight transactions) unless (i) the amount of Registrable Securities requested to be sold by the demanding Demand Holders in such transaction is equal to at least six and one quarter percent (6.25%) of the total amount of Pre-Merger Common Stock, in the case of the first two offerings (and any non-shelf registration pursuant to Section 2.1 shall count as the first such offering), or in the case of the third underwritten offering and thereafter, the amount of Registrable Securities requested to be sold by the demanding Holders in such offering is equal to at least four percent (4%) of the total amount of Pre-Merger Common Stock or (ii) such request includes all of the remaining Registrable Securities included in such shelf registration statement held by such demanding Holders.

Section 2.5 Right to Reload a Shelf. Upon the written request of a Demand Holder, the Company will file and seek the effectiveness of a post-effective amendment to an existing shelf in order to register up to the number of Registrable Securities previously taken down off of such shelf by such Holder and not yet “reloaded” onto such shelf. The Demand Holders and the Company will consult and coordinate with each other in order to accomplish such replenishments from time to time in a sensible manner. Any such shelf registration statement will cover only such number of Registrable Securities of each Holder that is permitted to be sold under any Lock-Ups applicable to such Holder.

Section 2.6 Limitations on Demand and Piggyback Rights.

(a) Notwithstanding anything in this Agreement to the contrary, the first two demands, whether a non-shelf offering or an underwritten takedown, must be for underwritten, marketed, registered offerings only.

(b) Any demand for the filing of a registration statement or for a registered offering or takedown will be subject to the constraints of any applicable Lock-Ups, and such demand must be deferred until such constraints no longer apply. If a demand has been made for a non-shelf registered offering or for an underwritten takedown, no further demands may be made so long as the related offering is still being pursued. Each Demand Holder shall be permitted a maximum of an aggregate of three demands for underwritten offerings pursuant to Section 2.1 or Section 2.4. Notwithstanding anything in this Agreement to the contrary, each Holder will cease to have any demand registration rights pursuant to this Agreement once such Holder, together with its Affiliates (not including a portfolio company), ceases to “beneficially own” (as such term is defined under the Exchange Act) five percent (5%) or more of the outstanding Common Stock.

(c) Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to effect more than one demand registration in any 30-day period (with such 30-day period commencing on the closing date of any underwritten offering pursuant to a preceding demand registration).

(d) Notwithstanding anything in this Agreement to the contrary, the Holders will not have piggyback or other registration rights with respect to registered primary offerings by the Company (i) covered by a Form S-4 or a Form S-8 registration statement or a successor form, (ii) where the shares of Common Stock are not being sold for cash or (iii) where the offering is a bona fide offering of securities other than shares of Common Stock, even if such securities are convertible into or exchangeable or exercisable for shares of Common Stock.

(e) The Company may postpone the filing or the effectiveness of a demand registration, including an underwritten shelf takedown, if, based on the good faith judgment of the Company, upon consultation with outside counsel, such filing, the effectiveness of a demand registration, or the consummation of an underwritten shelf takedown, as the case may be, would (i) reasonably be expected to materially impede, delay, interfere with or otherwise have a material adverse effect on any material acquisition of assets (other than in the ordinary course of business), merger, consolidation, tender offer, financing or any other material business transaction by the Company or any of its subsidiaries or (ii) require disclosure of information that has not been, and is otherwise not required to be, disclosed to the public, the premature disclosure of which the Company, after consultation with outside counsel to the Company, believes would be detrimental the Company, provided that the Company shall not be permitted to impose any such blackout period more than two times in any 12-month period and provided further that any such delay shall not be more than an aggregate of 120 days in any 12-month period.

Section 2.7 Notifications Regarding Registration Statements. In order for one or more Holders to exercise their right to demand that a registration statement be filed, they must so notify the Company in writing indicating the number of Registrable Securities sought to be registered, the proposed plan of distribution and the requested filing date of the registration statement or pricing date of any requested underwritten offering. The Company will keep the Holders reasonably apprised of any registration of Common Stock, whether pursuant to a Holder demand or otherwise, with respect to which a piggyback opportunity is available. Pending any required public disclosure and subject to applicable legal requirements, the parties will maintain the confidentiality of these discussions.

Section 2.8 [Intentionally Left Blank]

Section 2.9 Notifications From the Company.

(a) If the Company at any time proposes or is required to register any Common Stock under the Securities Act on its behalf or on behalf of any of its stockholders, including pursuant to an underwritten shelf takedown, whether or not on behalf of Demand Holders exercising a demand under this Agreement, on a form and in a manner that would permit registration of the Registrable Securities, the Company shall give each Holder written notice of its intent to do so not less than 15 days prior to the contemplated filing date for the relevant registration statement or prospectus supplement (provided that, in the case of a block trade or overnight transaction pursuant to an existing shelf registration statement, the Company shall notify each Holder as soon as reasonably possible and no later than two days prior to such filing date.

(b) Any Holder wishing to exercise its piggyback rights must notify the Company of the number of Registrable Securities it wishes to include in such offering. Such notice must be given as soon as practicable, but in no event later than 5:00 pm, New York City time, on (i) if applicable, the fifth trading day prior to the date on which the preliminary prospectus or prospectus supplement intended to be used in connection with marketing efforts for the relevant offering is expected to be finalized, and (ii) in all cases, the fifth trading day prior to the date on which the pricing of the relevant takedown occurs; provided that in the case of a block-trade or an overnight transaction, such written requests for inclusion must be received within one day after the date such Company notice is provided.

(c) Pending any required public disclosure and subject to applicable legal requirements, the parties will maintain appropriate confidentiality of their discussions regarding a prospective underwritten takedown.

Section 2.10 Plan of Distribution, Underwriters and Counsel.

(a) Non-Shelf Registered Offerings. Each underwritten offering through a non-shelf registration statement or through an underwritten marketed shelf takedown will have at least two active joint book-runners, one selected by the Holder or Holders, and the other chosen by the Company, in each case, reasonably acceptable to the other party. Such Holder or Holders will also be entitled to select one counsel for the selling Holders (which may be the same as counsel for the Company).

(b) Shelf Registration Statements. To the extent that any Registrable Securities are permitted to be sold under any applicable Lock-Up only in underwritten offerings, the shelf registration statement, or a prospectus supplement relating to such shelf registration statement, may permit sales only in underwritten offerings. To the extent that any Registrable Securities are not required by any applicable Lock-Ups to be sold in an underwritten offering, such shelf registration statement, or a prospectus supplement relating to such shelf registration statement, shall include a plan of distribution that provides as much flexibility as is reasonably possible, including with respect to resales by transferee Holders.

(c) Block-Trade or Overnight Transactions. To the extent that an Registrable Securities are permitted to be sold in a block-trade or overnight transaction, the relevant Demand Holder or Holders may select the underwriter and determine the plan of distribution.

Section 2.11 Cutbacks. If the managing underwriters advise the Company and the selling Holders that, in their opinion, the number of shares of Common Stock requested to be included in an underwritten offering exceeds the amount that can be sold in such offering without adversely affecting the distribution (including the price) of the shares of Common Stock being offered, such offering will include only the number of shares of Common Stock that the underwriters advise can be sold in such offering.

(a) In the case of an offering pursuant to a demand from one or more Demand Holders, the Registrable Securities to be included in such offering will be reduced by (i) only including the total number of Registrable Securities of the Holders in such offering as can be included with each such Holder entitled to include its pro rata share (determined in accordance with Section 2.2), (ii) second, to the extent that all Registrable Securities being sold for the account of the Holders can be included, then if the Company elects to sell shares in the offering, only including the total number of shares to be offered by the Company as can be included (in addition to all such Registrable Securities being sold for the account of the Holders) and (iii) third, if all shares being sold for the account of the Holders and the Company can be included, any other shares held by stockholders other than the Holders entitled to be included therein.

(b) In the case of an offering not pursuant to a demand from one or more Demand Holders, the Registrable Securities to be included in such offering will be reduced by (i) first only including any shares of Common Stock being sold for the account of the Company, (ii) second, to the extent that all shares of Common Stock being sold for the account of the Company can be included, then only including the total number of Registrable Securities of the Holders in such offering as can be included (in addition to any such shares of Common Stock being sold for the account of the Company) with each such Holder entitled to include its pro rata share (determined in accordance with Section 2.2) and (iii) third, if all shares of Common Stock being sold for the account of the Company and the Holders can be included, any other shares of Common Stock held by stockholders other than the Holders entitled to be included therein.

Section 2.12 Lock-Ups.

(a) In connection with any demanded underwritten offering of shares of Common Stock pursuant to this Agreement, the Company, and its directors and executive officers will agree (whether or not such party is participating in the offering) to be bound by the Lock-Up restrictions (i) set forth in the underwriting agreement, with respect to the Company, and (ii) agreed to with the underwriters in such offering, with respect to the directors and executive officers of the Company (which shall be up to 90 days in connection with the first two underwritten demand offerings, and up to 45 days in connection with the third underwritten demand and thereafter, in each case, from the pricing date of such offering). The Lock-Ups for Company directors and executive officers shall contain customary carve-outs, including, but not limited to, sales pursuant to Rule 10b5-1 plans entered into before any notice of such underwritten offering, sales in connection with the payment of taxes and sales of Common Stock underlying expiring options or similar securities within six months of the date of such Lock-Up. In the event a Form 4 needs to be filed as a result of such transaction, notice shall be provided to the managing underwriters.

(b) In connection with any primary underwritten offering of shares of Common Stock at the initiation of the Company or a secondary offering pursuant to this Agreement, each Holder will enter into a customary lock-up agreement with the underwriters of any such offering, which lock-up agreements shall not be materially more restrictive than the lock-up agreements entered into by the Company directors and executive officers in such offering and, in any event, under which the lock-up period shall not exceed (i) 90 days in the case of a marketed underwritten offering in connection with or prior to the second offering pursuant to a demand from one or more Demand Holders, (ii) 45 days otherwise.

(c) In connection with any secondary underwritten offering of shares of Common Stock other than pursuant to this Agreement, each Holder that “beneficially owns” (as such term is defined under the Exchange Act) five percent (5%) or more of the outstanding Common Stock will enter into a customary lock-up agreement with the underwriters of any such offering, which lock-up agreements shall not be materially more restrictive than the lock-up agreements entered into by the Company directors and executive officers in such offering and, in any event, under which the lock-up period shall not exceed 30 days.

Section 2.13 Expenses. All Registration Expenses incurred in connection with any registration statement or registered offering covering Registrable Securities held by Holders will be borne by the Company, including the reasonable and documented fees and expenses of one counsel for all participating Holders in an underwritten offering. However, underwriters’, brokers’ and dealers’ discounts and commissions applicable to Registrable Securities sold for the account of a Holder will be borne by such Holder. Notwithstanding anything to the contrary in this Section 2.13, if a Demand Holder withdraws its demand, the Company shall not be required to pay the Registration Expenses unless such withdrawal counts as one of the three available demands.

Section 2.14 Facilitating Registrations and Offerings.

(a) If the Company becomes obligated under this Agreement to facilitate a registration and offering of Registrable Securities on behalf of Holders, the Company will fulfill its specific obligations as described in this Section 2.14.

(b) In connection with each registration statement that is demanded by Holders or as to which piggyback rights otherwise apply, the Company will use its reasonable best efforts to:

(i) prepare and file with the SEC a registration statement covering the applicable Registrable Securities, file amendments thereto as warranted, seek the effectiveness thereof, and file with the SEC prospectuses and prospectus supplements as may be required, all in consultation with the Holders and as reasonably necessary in order to permit the offer and sale of such Registrable Securities in accordance with the applicable plan of distribution;

(ii) within a reasonable time prior to the filing of any registration statement, any prospectus, any amendment (other than Exchange Act filings incorporated by reference and unrelated to the offering) to a registration statement, amendment or supplement to a prospectus or any free writing prospectus, provide copies of such documents to the selling Holders and to the underwriter or underwriters of an underwritten offering, if applicable, and to their respective counsel; reasonably consider such reasonable changes in any such documents prior to or after the filing thereof as the counsel to the Holders or the underwriter or the underwriters may request; and make such of the representatives of the Company as shall be reasonably requested by counsel for the selling Holders or any underwriter available for discussion of such documents;

(iii) within a reasonable time prior to the filing of any document which is to be incorporated by reference into a registration statement or a prospectus (other than Exchange Act filings incorporated by reference and unrelated to the offering), provide copies of such document to counsel for the Holders and underwriters; reasonably consider such reasonable changes in such document prior to or after the filing thereof as counsel for such Holders or such underwriter shall request; and make such of the representatives of the Company as shall be reasonably requested by such counsel available for discussion of such document;

(iv) use reasonable best efforts to cause each registration statement and the related prospectus and any amendment or supplement thereto, as of the effective date of such registration statement, amendment or supplement and during the distribution of the registered shares (x) to comply in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC and (y) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(v) notify each Holder promptly, and, if requested by such Holder, confirm such advice in writing, (A) when a registration statement has become effective and when any post-effective amendments and supplements thereto become effective if such registration statement or post-effective amendment is not automatically effective upon filing pursuant to Rule 462 of the Securities Act, (B) of the issuance by the SEC or any state securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (C) if, between the effective date of a registration statement and the closing of any sale of securities covered thereby pursuant to any agreement to which the Company is a party, the representations and warranties of the Company contained in such agreement cease to be true and correct in all material respects or if the Company receives any notification with respect to the suspension of the qualification of the securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, and (D) of the happening of any event during the period a registration statement is effective as a result of which such registration statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

(vi) furnish counsel for each underwriter, if any, and one counsel for the Holders copies of any correspondence with the SEC or any state securities authority relating to the registration statement or prospectus;

(vii) otherwise use all reasonable efforts to comply with all applicable rules and regulations of the SEC, including making available to its security holders an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar provision then in force); and

(viii) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible time.

(c) In connection with any non-shelf registered offering or shelf takedown that is demanded by Holders or as to which piggyback rights otherwise apply, the Company will:

(i) reasonably cooperate with the selling Holders and the sole underwriter or managing underwriter of an underwritten offering, if any, to facilitate the timely preparation and delivery of certificates representing the shares to be sold, if any, and not bearing any restrictive legends; and enable such shares to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the selling Holders or the sole underwriter or managing underwriter of an underwritten offering of shares, if any, may reasonably request at least five days prior to any sale of such shares;

(ii) furnish to each Holder and to each underwriter, if any, participating in the relevant offering, without charge, as many copies of the applicable prospectus, including each preliminary prospectus, and any amendment or supplement thereto and such other documents as such Holder or underwriter may reasonably request in order to facilitate the public sale or other disposition of the shares of Common Stock; the Company hereby consents to the use of the prospectus, including each preliminary prospectus, by each such Holder and underwriter in connection with the offering and sale of the shares of Common Stock covered by the prospectus or the preliminary prospectus;

(iii) use reasonable best efforts to register or qualify the shares of Common Stock being offered and sold, no later than the time the applicable registration statement becomes effective, under all applicable state securities or “blue sky” laws of such jurisdictions as each underwriter, if any, or any Holder holding Registrable Securities covered by a registration statement, shall reasonably request; use reasonable best efforts to keep each such registration or qualification effective during the period such registration statement is required to be kept effective; and do any and all other acts and things which may be reasonably necessary or advisable to enable each such underwriter, if any, and each such Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, that in each case under this paragraph (iii), the Company shall not be obligated to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to consent to be subject to general service of process (other than service of process in connection with such registration or qualification or any sale of shares in connection therewith) in any such jurisdiction;

(iv) cause all shares of Common Stock being sold to be qualified for inclusion in or listed on the New York Stock Exchange or the primary securities exchange on which shares issued by the Company are then so qualified;

(v) reasonably cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter in an underwritten offering;

(vi) use reasonable best efforts to facilitate the distribution and sale of any Registrable Securities to be offered pursuant to this Agreement, including without limitation by making road show presentations, holding meetings with potential investors and taking such other actions as shall be reasonably requested by the Holders or the lead managing underwriter of an underwritten offering; and

(vii) enter into customary agreements (including, in the case of an underwritten offering, underwriting agreements in customary form, and including provisions with respect to indemnification and contribution in customary form and consistent with the provisions relating to indemnification and contribution contained herein) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such shares and in connection therewith:

(A) make such representations and warranties to the selling Holders and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

(B) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the lead managing underwriter, if any) addressed to the underwriters, if any, covering the matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by such underwriters;

(C) obtain “cold comfort” letters and updates thereto from the Company’s independent certified public accountants addressed to the underwriters, if any, which letters shall be customary in form and shall cover matters of the type customarily covered in “cold comfort” letters to underwriters in connection with primary underwritten offerings; and

(D) to the extent requested and customary for the relevant transaction, enter into a securities sales agreement with the Holders providing for, among other things, the appointment of an agent for the selling Holders for the purpose of soliciting purchases of shares, which agreement shall be customary in form, substance and scope and shall contain customary representations, warranties and covenants.

The above shall be done at such times as customarily occur in similar registered offerings or shelf takedowns.

(d) In connection with each registration and offering of shares to be sold by Holders, the Company will, in accordance with customary practice, make available for inspection by one representative of the Demand Holders and underwriters and any counsel or accountant retained by the Demand Holders or underwriters all relevant financial and other records, pertinent corporate documents and properties of the Company and cause appropriate officers, managers and employees of the Company to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with their due diligence exercise.

(e) Each Holder that holds shares covered by any registration statement will furnish to the Company such information regarding itself as is required to be included in the registration statement, the ownership of shares by such Holder and the proposed distribution by such Holder of such shares as the Company may from time to time reasonably request in writing.

ARTICLE III

INDEMNIFICATION

Section 3.1 Indemnification by the Company. In the event of any registration of any Registrable Securities of the Company under the Securities Act pursuant to Article II, the Company hereby indemnifies and agrees to hold harmless, to the fullest extent permitted by Law, each Holder who sells Registrable Securities covered by such registration statement, each Affiliate of such Holder and their respective directors and officers or general and limited partners or members (and the directors, officers, employees, members, Affiliates and controlling Persons of any of the foregoing), each other Person who participates as an underwriter in the offering or sale of such Registrable Securities and each other Person, if any, who controls such Holder or any such underwriter within the meaning of the Securities Act (each, and “Indemnified Party” and collectively, the “Indemnified Parties”), against any and all losses, claims, damages or liabilities, joint or several, and reasonable and documented expenses to which such Indemnified Party may become subject under the Securities Act, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof, whether or not such Indemnified Party is a party thereto) arise out of or are based upon: (a) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Securities were registered under the Securities Act, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report; or (b) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made, and the Company will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided that the Company will not be liable to any Indemnified Party in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, in any such preliminary, final or summary prospectus, or any amendment or supplement thereto in reliance upon and in conformity with written information with respect to such Indemnified Party furnished to the Company by such Indemnified Party expressly for use in the preparation thereof. Such indemnity will remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any Indemnified Party and will survive the Transfer of such Registrable Securities by such Holder or any termination of this Agreement.

Section 3.2 Indemnification by the Holders and Underwriters. The Company may require, as a condition to including any Registrable Securities in any registration statement filed in accordance with Article II, that the Company shall have received an undertaking reasonably satisfactory to it from the Holder of such Registrable Securities or any prospective underwriter to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 3.1) the Company, all other Holders or any prospective underwriter, as the case may be, and any of their respective Affiliates, directors, officers and controlling Persons, with respect to any untrue statement in or omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such untrue statement or omission was made in reliance upon and in conformity with written information with respect to such Holder or underwriter furnished to the Company by such Holder or underwriter expressly for use in the preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement, or a document incorporated by reference into any of the foregoing. Such indemnity will remain in full force and effect regardless of any investigation made by or on behalf of the Company or any of the Holders, or any of their respective Affiliates, directors, officers or controlling Persons and will survive the Transfer of such Registrable Securities by such Holder. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds actually received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

Section 3.3 Notices of Claims, Etc. Promptly after receipt by an Indemnified Party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Article III, such Indemnified Party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided that the failure of the Indemnified Party to give notice as provided herein will not relieve the indemnifying party of its obligations under Section 3.1 or 3.2, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, unless in such Indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel selected by such indemnifying party, and after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. If, in such Indemnified Party’s reasonable judgment, having common counsel would result in a conflict of interest between the interests of such indemnified and indemnifying parties, then such Indemnified Party may employ separate counsel reasonably acceptable to the indemnifying party to represent or defend such Indemnified Party in such action, it being understood, however, that the indemnifying party will not be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such Indemnified Parties (and not more than one separate firm of local counsel at any time for all such Indemnified Parties) in such action. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

Section 3.4 Contribution. If the indemnification provided for hereunder from the indemnifying party is unavailable to an Indemnified Party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein for reasons other than those described in the proviso in the first sentence of Section 3.1, then the indemnifying party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and Indemnified Parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or Indemnified Parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party under this Section 3.4 as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds actually received by such Holder upon the sale of the Registrable Securities giving rise to such contribution obligation.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 3.5 Non-Exclusivity. The obligations of the parties under this Article III will be in addition to any liability which any party may otherwise have to any other party.

ARTICLE IV

OTHER

Section 4.1 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another party hereto shall be in writing and shall be deemed given (a) when delivered personally, (b) five (5) Business Days after being sent by certified or registered mail, postage prepaid, return receipt requested, (c) one (1) Business Day after being sent by Federal Express or other nationally recognized overnight courier, or (d) if transmitted by facsimile, if confirmed within 24 hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to parties at the following addresses (or at such other address for a party as shall be specified by prior written notice from such party):

if to the Company:

Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, ID 83706

Attention: Robert A. Gordon, Esq.

if to Cerberus:

c/o Cerberus Capital Management, L.P.

875 Third Avenue, 11th Floor

New York, NY 10022

Attention: Lenard Tessler

Mark A. Neporent, Esq.

Lisa A. Gray, Esq.

with an additional copy (not constituting notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Stuart D. Freedman, Esq.

Michael E. Gilligan, Esq.

Antonio L. Diaz-Albertini, Esq.

if to Colony Financial:

c/o Colony NorthStar, Inc.

2450 Broadway, 6th Floor

Santa Monica, CA 90404

Attention: Director / Legal Assistant

and:

c/o Colony NorthStar, Inc.

712 Fifth Avenue

35th Floor

New York, NY 10019

Attention: David Schwarz

with an additional copy (not constituting notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Adam Turteltaub

if to Kimco:

c/o Kimco Realty Corporation

3333 New Hyde Park Road, Suite 100

New Hyde Park, NY 10042

Attention: Raymond Edwards and Bruce Rubenstein

with an additional copy (not constituting notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Philip Richter and Steven G. Scheinfeld, Esq.

if to Klaff:

Klaff Realty, L.P.

35 E. Wacker Drive

Suite 2900

Chicago, IL 60601

Attention: Hersch M. Klaff

with an additional copy (not constituting notice) to:

Fox, Swibel, Levin & Carroll, LLP

200 W. Madison Street, Suite 3000

Chicago, IL 60603

Attention: Laurie A. Levin

if to Lubert-Adler:

Lubert-Adler Partners

The Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Gerald A. Ronon

with an additional copy (not constituting notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention: Richard J. Campbell

if to Schottenstein:

Jubilee Limited Partnership

4300 E. Fifth Ave.

Columbus, OH 43219

Attention: Ben Kraner

Tod H. Friedman, Esq.

if to any Individual Stockholder:

c/o Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, ID 83706

Attention: Robert A. Gordon, Esq.

Section 4.2 Assignment. Neither the Company nor any Holder shall assign all or any part of this Agreement without the prior written consent of the Company; provided, however, that any Holder may assign its respective rights and obligations under this Agreement in whole or in part to any of its respective Affiliates (in each case under this Section 4.2, not including a portfolio company), or through an in-kind distribution to its direct or indirect equityholders without the consent of any other party (unless such in-kind distribution would be prohibited under any applicable Lock-Up); provided, further, that no Holder shall transfer any Registrable Securities to its Affiliates or through such an in-kind distribution unless such transferees assume the respective rights and obligations of such Holder under this Agreement, including the obligation to deliver Lock-Ups pursuant to Section 2.12. Except as otherwise provided herein, this Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. Any such transfer of registration rights will be effective upon receipt by the Company of (i) written notice from such Holder stating the name and address of any transferee and identifying the number of shares with respect to which rights under this Agreement are being transferred and the nature of the rights so transferred, and (ii) a written agreement from such transferee to be bound by the terms of this Agreement.

Section 4.3 Amendments; Waiver. This Agreement may be amended, supplemented or otherwise modified, or any provision waived, only by a written instrument executed by the Company and the Holders holding a majority of the Registrable Securities subject to this Agreement; provided that no such amendment, supplement or other modification or waiver shall adversely affect the economic interests of any Holder hereunder, or increase the obligations of any Holder, disproportionately to other Holders without the written consent of such Holder. For the avoidance of doubt, no consent pursuant to this Section 4.3 shall be required in connection with any amendment or revision to Schedule A unless such amendment or revision is to remove a Holder from such schedule at a time when such Holder would otherwise be entitled to registration rights herein. No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

Section 4.4 Term. In the event that (i) a given Holder ceases to “beneficially own” (as such term is defined under the Exchange Act) five percent (5%) or more of the outstanding Common Stock, (ii) such Holder ceases to hold any Registrable Securities and (iii) such Holder is not a party to any agreement with the Company restricting such Holder from selling any Registrable Securities other than pursuant to an underwritten offering, then all of such Holder’s rights and obligations under this Agreement shall expire and such Holder will cease to be a “Holder” for all purposes hereunder without any further action of the Company or any other party hereto.

Section 4.5 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.

Section 4.6 Rule 144. Without limiting the limitations on sales pursuant to the Company Lock-Up or any Lock-Up with an Underwriter pursuant to an offering of Common Stock, for so long as the Company is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, the Company covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act (or, if the Company is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act but is not required to file such reports, it will, upon the request of any Holder, make publicly available such information), and it will take such further action as any Holder may reasonably request so as to enable such Holder to sell shares without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC, in each case, only to the extent such sales would be permitted under all applicable Lock-Ups. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

Section 4.7 In-Kind Distributions. If any Holder seeks to effectuate an in-kind distribution of all or part of its shares to its direct or indirect equityholders, the Company will, only to the extent such in-kind distribution would be permitted under all applicable Lock-Ups, cooperate with such Holder and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder, as well as any resales by such transferees under a shelf registration statement covering such distributed shares.

Section 4.8 [Intentionally Left Blank]

Section 4.9 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

Section 4.10 CONSENT TO JURISDICTION. EACH OF THE PARTIES HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT SHALL BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF VIA OVERNIGHT COURIER, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE FOURTEEN CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST THE OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

Section 4.11 MUTUAL WAIVER OF JURY TRIAL. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

Section 4.12 Specific Performance. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement.

Section 4.13 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

Section 4.14 Severability. If one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Law.

Section 4.15 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

Section 4.16 Effectiveness. This Agreement shall become effective, as to any Holder, as of the date signed by the Company and countersigned by such Holder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

COMPANY:

ALBERTSONS COMPANIES, INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

CERBERUS:

CERBERUS ICEBERG LLC

By:
Name:
Title:

CERBERUS CAPITAL MANAGEMENT, L.P.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SCHOTTENSTEIN:

JUBILEE ABS HOLDING LLC

By:
Name:
Title:

KLAFF:

KLA A MARKETS, LLC

By:
Name:
Title:

K-SATURN, LLC

By:
Name:
Title:

A-S KLAFF EQUITY, LLC

By:
Name:
Title:

KLAFF-W LLC

By:
Name:
Title:

LUBERT-ADLER:

L-A V ABS LLC

By:
Name:
Title:

LUBERT-ADLER REAL ESTATE FUND V, LP

By:
Name:
Title:

LUBERT-ADLER REAL ESTATE PARALLEL FUND V, LP

By:
Name:
Title:

LUBERT-ADLER REAL ESTATE FUND VI, LP

By:
Name:
Title:

LUBERT-ADLER REAL ESTATE FUND VI-A, LP

By:
Name:
Title:

LUBERT-ADLER REAL ESTATE FUND VI-B, LP

By:
Name:
Title:

L-A SATURN ACQUISITION, LP

By:
Name:
Title:

L-A ASSET MANAGEMENT SERVICES, LLC

By:
Name:
Title:

KIMCO:

KIM-SFW LLC

By:
Name:
Title:

KRSX MERGE LLC

By:
Name:
Title:

KRS ABS LLC

By:
Name:
Title:

COLONY FINANCIAL:

COLFIN SAFE HOLDINGS, LLC

By:
Name:
Title:

Annex F

Standstill Agreement

This Standstill Agreement (the “Agreement”) is made as of February 18, 2018, by and among Rite Aid Corporation, a Delaware corporation (the “Company”), Albertsons Companies, Inc., a Delaware corporation (“Parent”), and Cerberus Capital Management, L.P. (“Investor”).

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of February 18, 2018 (the “Merger Agreement”), entered into by and among the Company, Parent, Ranch Acquisition II LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of Parent, and Ranch Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of Merger Sub II. Capitalized terms used but not herein defined shall have the meanings ascribed to them in the Merger Agreement.

Section 1. Standstill.

1.1 In consideration of the covenants of Parent set forth in Section 7.20(a), (b), (c) and (d) of the Merger Agreement, except to the extent expressly permitted by the Merger Agreement, Investor agrees that during the Standstill Period (as defined below), neither it nor any of its controlled Affiliates shall, directly or indirectly:

(a) purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership (including, but not limited to, any voting right or beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any shares of Parent Common Stock or other securities issued by Parent, or any option, forward contract, swap or any other securities convertible into or exchangeable for Parent Common Stock or any rights or options to acquire any such ownership; provided that, notwithstanding the foregoing, Investor and its controlled Affiliates may acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Parent Common Stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of Parent Common Stock in the aggregate following such transaction (assuming any stock buy back transaction announced but not yet consummated by the Company has been consummated as of the time of such acquisition);

(b) make any public statement or public disclosure regarding any intent, purpose, plan or proposal with respect by Investor or any of its controlled Affiliates to (i) the composition of the Parent Board, Parent’s management (including, without limitation, any change in management of Parent), the policies or affairs of Parent, (ii) any merger, consolidation, acquisition of control, business combination, tender or exchange offer, purchase, sale or transfer of Parent or its subsidiaries, businesses, assets or securities, dissolution, liquidation, reorganization, change in capital structure, recapitalization, dividend, share repurchase or other extraordinary transaction (each transaction in this clause (ii), an “Extraordinary Transaction”), or make any private statement or private disclosure regarding any such intent, purpose, plan or proposal that would require Parent to make any public disclosure relating to any such intent, purpose, plan or proposal;

(c) engage in any “solicitation” of “proxies” to vote (as such terms are used in Regulation 14 of the Exchange Act) or consents to vote (whether or not any such solicitation relates to the election or removal of directors), or initiate, propose, encourage or otherwise solicit stockholders of Parent for the approval of any stockholder proposals with respect to Parent;

(d) enter into any arrangements, understanding or agreements (whether written or oral) with, or advise, finance, assist or knowingly encourage, any other person in connection with any of the foregoing, or make any investment in or enter into any arrangement with any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(e) take any action challenging the validity or enforceability of this Section 1 or this Agreement, or request Parent or the Board of Directors of Parent (the “Parent Board”), as applicable, to amend or waive any provision of this Section 1.

1.2 For purposes of this Agreement, the term “Standstill Period” shall mean the period commencing at the Effective Time and terminating upon the earliest to occur of (a) thirty (30) days following the date that Investor does not have any of its designees on the Parent Board (it being understood that this clause shall be immediately triggered by the delivery by all Investor designees on the Parent Board of notices of immediately effective resignations from the Parent Board, (b) the date on which Investor no longer has the right to appoint (and has not appointed) at least one director to the Parent Board and (c) the date on which Parent materially breaches or takes any action challenging the validity or enforceability of Section 7.20(a), (b), (c) or (d) of the Merger Agreement.

1.3 The terms of this Agreement shall not limit, restrict or impair Investor’s or its Affiliates ability to directly or indirectly (a) propose, commit on, participate in and/or make a loan or other debt financing to Parent or any of its subsidiaries, (b) propose, commit on, participate in and/or provide debt financing to a prospective buyer regarding Parent or any of its subsidiaries or assets in a negotiated transaction with Parent, finance a third party’s effort to make a loan or other debt financing to Parent or any of its subsidiaries in a negotiated transaction with Parent or any of its subsidiaries, (c) participate in any process approved, conducted or initiated by Parent pursuant to which any of the businesses or assets of Parent or any of its subsidiaries are proposed to be sold or otherwise disposed of, in each case in accordance with the parameters of such process, (d) submit a proposal to the Parent Board of Directors relating to the acquisition of all or substantially all of Parent and its subsidiaries if Parent has entered into a definitive agreement with respect to the sale of all or substantially all of Parent and its subsidiaries or (e) purchase debt of Parent or its subsidiaries in secondary market transactions; provided that in the case of clauses (a), (b), and (e), references to debt shall be limited to no more than 30% of any debt financing or offering. The term “debt” as used in this paragraph shall include, without limitation, institutional debt (bank or otherwise), commercial paper, notes, debentures, bonds, other evidences of indebtedness, and debt securities, but shall not include any debt convertible or exchangeable for equity.

1.4 For the avoidance of doubt, and notwithstanding anything herein to the contrary, nothing in this Section 1 or elsewhere in this Agreement shall be deemed to in any way restrict, limit or prevent (a) the Investor or its Affiliates from communicating, on a confidential basis, with its attorneys, accountants or financial advisors; (b) the Investor or its Affiliates from (i) bringing litigation to enforce the provisions of this Agreement or the Merger Agreement or (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, Parent against Investor with respect to this Agreement or the Merger Agreement; (c) Investor or its Affiliates from selling or tendering any shares of the Company or Parent, or (d) prevent any designee of Investor on the Parent Board for taking any action consistent with such designee’s fiduciary duties under applicable law in connection with such role.

1.5 From and after the date of this Agreement and until the Effective Time, neither Investor nor any of its controlled Affiliates shall directly or indirectly, purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership (including, but not limited to, any voting right or beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any shares of Parent Common Stock or Company Common Stock or other securities or debt issued by Parent or Company, or any option, forward contract, swap or any other securities convertible into or exchangeable for Parent Common Stock or Company Common Stock or any rights or options to acquire any such ownership; provided that, notwithstanding the foregoing, Investor and its controlled Affiliates may acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Parent Common Stock or Company Common Stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of Parent Common Stock at Effective Time (assuming for the purpose of such calculation that the Effective Time occurred immediately after such acquisition).

1.6 As used in this Agreement, the terms “Affiliate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates of any person or entity referred to in this Agreement. Reference to “controlled affiliates” of Cerberus include, without limitation, Cerberus Iceberg LLC.

Section 2. Confidentiality.

2.1 Nothing in this Agreement shall prohibit any party hereto from (i) making any statement or disclosure required under the federal securities laws or other applicable laws or the rules of the New York Stock Exchange; provided, however, that such party shall to the extent feasible and permitted provide written notice to the other parties hereto reasonably in advance making any such statement or disclosure required by the federal securities laws or other applicable laws or the rules of the New York Stock Exchange that would otherwise be prohibited by the provisions of this Section 2, and reasonably consider any comments of such other parties; (ii) communicating, on a confidential basis, with attorneys, accountants, or financial advisors or as otherwise required by law; (iii) communicating privately with their investors or potential investors in a manner that (A) is consistent with ordinary course communications with their investors or potential investors, (B) instructs the recipient that the communications are to be maintained in confidence and are not permitted to be disseminated publicly and (C) does not otherwise violate any applicable laws; and (iv) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Investor, the Company or Parent, as the case may be (subject to providing reasonable advance notice to the other parties hereto where possible, and reasonably considering any comments of such other parties).

Section 3. Termination. The obligations of the parties hereto shall terminate automatically and immediately upon the earlier of (i) the end of the Standstill Period and (ii) five (5) years from the date of this Agreement.

Section 4. Modification or Amendment. Subject to the provisions of applicable Law, the parties may modify, amend or supplement this Agreement only by written agreement, executed and delivered by duly authorized officers of the respective parties.

Section 5. Waiver. Any party may (a) extend the time for the performance of any of the obligations or other acts of the other parties and (b) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and specifically referencing this Agreement. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, by facsimile or by email (with affirmative confirmation of receipt by the receiving party), by registered or certified mail (with postage prepaid, return receipt requested) or by a nationally recognized courier service (with signed confirmation of receipt) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company:

Rite Aid Corporation

30 Hunter Lane

Camp Hill, PA 17011

Attention: James J. Comitale

Facsimile: (717) 760-7867

Email: jcomitale@riteaid.com

with an additional copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Paul T. Schnell

Marie L. Gibson

Facsimile: (212) 735-2000

Email: paul.schnell@skadden.com

marie.gibson@skadden.com

(b)	if to Parent:

Albertsons Companies, Inc.

250 Parkcenter Boulevard

Boise, ID 83706

Attention: Robert A. Gordon

Facsimile: (208) 395-6575

Email: robert.gordon@Albertsons.com

with an additional copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Stuart D. Freedman

Michael Gilligan

Facsimile: (212) 593-5955

Email: stuart.freedman@srz.com

michael.gilligan@srz.com

(c)	if to Investor:

Cerberus Capital Management, L.P.

875 Third Avenue, 11th Floor

New York, NY 10022

Attention: Lenard Tessler

Mark A. Neporent, Esq.

Lisa A. Gray, Esq.

Facsimile: (212) 755-3009

Email: ltessler@cerberuscapital.com

mneporent@cerberuscapital.com

lgray@cerberuschicago.com

Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next Business Day, if sent by nationally recognized courier service for next Business Day delivery, or (iii) the Business Day received, if sent by facsimile, email or registered or certified mail (provided that any notice received by facsimile transmission, email or registered or certified mail at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).

Section 7. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 8. Entire Agreement; Assignment. This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties, and any assignment without such consent shall be null and void.

Section 9. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10. Governing Law. This Agreement, and any Proceeding in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the legal relationship of the parties hereto (whether at law or in equity, and whether in contract or in tort or otherwise), shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (without giving effect to choice of law principles thereof).

Section 11. Headings. The descriptive headings contained in this Agreement and the table of contents hereof are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, email in “portable documentation format” (“.pdf”) form, or other electronic transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 13. Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that prior to the valid termination of this Agreement in accordance with Section 3, it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction, and each party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.

Section 14. Jurisdiction. Each of the parties irrevocably (a) consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of the parties in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 6. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 6 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 14, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the Proceeding in any such court is brought in an inconvenient forum, that the venue of such Proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

Section 15. WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 16. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereunder” and “hereinafter” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. Unless the context otherwise requires, the word “or” shall not be exclusive. References to “dollars” or “$” are to United States of America dollars. Any capitalized terms used in any schedule or exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. Any reference in this Agreement to gender shall include all genders and the neuter. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. Any agreement, instrument, statute, rule or regulation defined or referred to herein means such agreement, instrument, statute, rule or regulation as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver of consent and (in the case of statutes, rules or regulations) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RITE AID CORPORATION

By:
Name: Title:

[Signature Page to Standstill Agreement]

ALBERTSONS COMPANIES, INC.

By:
Name: Title:

[Signature Page to Standstill Agreement]

CERBERUS CAPITAL MANAGEMENT, L.P.

By:
Name: Title:

[Signature Page to Standstill Agreement]

Annex G

Albertsons Companies, Inc.

200 West Street

New York, NY 10282-2198

[Albertsons Investor Holdings LLC

c/o Cerberus Capital Management, L.P.

875 Third Avenue, 11th Floor

New York, NY 10022]

[KIM ACI, LLC]

c/o [Kimco]

]

Re: Albertsons Companies, Inc.—Lock-Up Agreement

Ladies and Gentlemen:

[In consideration of the agreement by Albertsons Investor Holdings LLC, a Delaware limited liability company (the “Distributing Investor”), to distribute the shares of Common Stock (the “Shares”) of Albertsons Companies, Inc., a Delaware corporation (the “Company”), held by the Distributing Investor to its members, including the undersigned, and][KIM ACI, LLC, a Delaware limited liability company, as a holder of shares of Common Stock (the “Shares”) of Albertsons Companies, Inc., a Delaware corporation (the “Company”),] in connection with the proposed merger of a subsidiary of the Company with and into [RANCH] (the “Merger”), the undersigned hereby agrees that, during the Lock-Up Period specified below, the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (the “SEC”) acquired on or prior to the closing date of the Merger (the “Merger Date”) (or from the Company in exchange for or with respect to such securities) (collectively, the “Undersigned’s Shares”). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option or forward sale or similar contract) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

The first lock-up period (the “First Lock-Up Period”) will commence on the date of this Lock-Up Agreement and continue until six months after the Merger Date.

The second lock-up period (the “Second Lock-Up Period”) will commence upon the expiration of the First Lock-Up Period and continue until 12 months after the Merger Date.

The third lock-up period (the “Third Lock-Up Period”) will commence upon the expiration of the Second Lock-Up Period and continue until 18 months after the Merger Date.

The fourth lock-up period (the “Fourth Lock-Up Period” and, together with the First Lock-Up Period, the Second Lock-Up Period and the Third Lock-Up Period, the “Lock-Up Period”) will commence upon the expiration of the Third Lock-Up Period if the Undersigned’s Shares beneficially owned by the undersigned, together with any shares subject to a similar lock-up agreement beneficially owned by any of the undersigned’s Affiliates, are at least 5% of the total number of issued and outstanding shares of Common Stock of the Company and will continue until such date as the Undersigned’s Shares beneficially owned by the undersigned, together with any shares subject to a similar lock-up agreement beneficially owned by any of the undersigned’s Affiliates, cease to be at least 5% of the total number of issued and outstanding shares of Common Stock of the Company. For purposes agreement, “Affiliate” shall have the meaning ascribed thereto in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as in effect on the date hereof.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) to any Affiliate of the undersigned or any investment fund or other entity controlled or managed by the undersigned or its Affiliates, (but in each case under this clause (iii), not including a portfolio company), provided that such person agrees to be bound in writing by the restrictions set forth herein, (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iii) above provided that such person agrees to be bound in writing by the restrictions set forth herein, (v) pursuant to an order of a court or regulatory agency, (vi) the pledge, hypothecation or other granting of a security interest in the Undersigned’s Shares to one or more banks or financial institutions as bona fide collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or thereafter or (vii) with the prior written consent of the Company. For purposes of this Lock-Up Agreement “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. The undersigned now has, and, except as contemplated by clauses (i)-(vii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

Furthermore, notwithstanding the foregoing:

(a) during the Second Lock-Up Period, the undersigned will be permitted to sell up to one third of the number of the Undersigned’s Shares that the undersigned beneficially owns as of the Merger Date (as adjusted to give effect to any stock split, stock distribution or similar transaction after the Merger Date, as so adjusted the “Second Period Amount”); provided that such shares may only be sold in a registered, underwritten offering made in accordance with the terms of the Registration Rights Agreement among the Company, the undersigned and certain other stockholders, dated the date hereof, as amended (the “Registration Rights Agreement”); provided further that the undersigned shall be permitted to sell additional shares in such underwritten offering to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution (including the price) of the shares being offered by the undersigned and other holders; provided further that, to the extent the undersigned elects not to participate in an any such registered, underwritten offering or does not elect to sell the maximum number of shares permitted pursuant to this paragraph (but not more than the Second Period Amount), the undersigned may sell an equivalent number of shares in a non-underwritten registered shelf-takedown (provided that the Company is not required to participate in any due diligence or comfort letter process in connection with such takedown) or an unregistered offering pursuant to Rule 144 or another exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) (unless the holder is otherwise restricted, such as pursuant to a lock-up delivered to an underwriter or pursuant to the terms of the Registration Rights Agreement);

(b) during the Third Lock-Up Period, the undersigned will be permitted to sell up to two thirds of the number of the Undersigned’s Shares that the undersigned beneficially owns as of the Merger Date minus the number shares in the Second Period Amount that the undersigned sold during the Second Lock-Up period or could have been sold pursuant to the third proviso of the preceding paragraph (as adjusted to give effect to any stock split, stock distribution or similar transaction after the Merger Date, as so adjusted, the “Third Period Amount”); provided that such shares may only be sold in a registered, underwritten offering made in accordance with the terms of the Registration Rights Agreement; provided further that the undersigned shall be permitted to sell additional shares in such underwritten offering to the extent that the managing underwriters of such registered, underwritten offering conclude that additional shares may be sold in such offering without adversely affecting the distribution (including the price) of the shares being offered by the undersigned and other holders; provided further that, to the extent the undersigned elects not to participate in an any such registered, underwritten offering or does not elect to sell the maximum number of shares permitted pursuant to this paragraph or the preceding paragraph (but not more than the Third Period Amount), the undersigned may sell an equivalent number of shares in a non-underwritten registered shelf-takedown (provided that the Company is not required to participate in any due diligence or comfort letter process in connection with such takedown) or an unregistered offering pursuant to Rule 144 or another exemption from registration under the Securities Act (unless the holder is otherwise restricted, such as pursuant to a lock-up delivered to an underwriter or pursuant to the terms of the Registration Rights Agreement); and

(c) during the Fourth Lock-Up Period, the undersigned will be permitted to sell any number of the Undersigned’s Shares; provided that such shares may only be sold in a registered, underwritten offering made in accordance with the terms of the Registration Rights Agreement; provided that, to the extent the undersigned elects not to participate in an any registered, underwritten offering or does not elect to sell the maximum number of shares permitted pursuant to the preceding two paragraphs, the undersigned may sell an equivalent number of shares in a non-underwritten registered shelf-takedown (provided that the Company is not required to participate in any due diligence or comfort letter process in connection with such takedown) or an unregistered offering pursuant to Rule 144 or another exemption from the registration requirements under the Securities Act (unless the holder is otherwise restricted, such as pursuant to a lock-up delivered to an underwriter or pursuant to the terms of the Registration Rights Agreement).

In addition, to the extent that the undersigned is permitted to sell any number of the Undersigned’s Shares without the requirement to sell in an underwritten offering pursuant to the preceding requirements, the undersigned may transfer such Undersigned’s Shares as part of a distribution to direct or indirect members or partners of the undersigned, provided that the distributee agrees to be bound in writing by the restrictions set forth herein.

Notwithstanding anything to the contrary contained in paragraphs (a), (b) or (c) above, no sales may be made prior to the consummation of the second demand registration pursuant to the Registration Rights Agreement, except as part of such underwritten, marketed demand registration.

In the event that any holder of Common Stock subject to a similar agreement other than the undersigned is permitted by the Company to sell or otherwise transfer or dispose of any shares of Common Stock for value (whether in one or multiple releases), then the same percentage of shares of

Common Stock held by the undersigned (the “Pro-Rata Release”) shall be immediately and fully released on the same terms from any remaining lock-up restrictions set forth herein; provided that such Pro-Rata Release shall not apply in the event of any underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of the Company’s Common Stock during the Lock-Up Period if the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the Undersigned’s Shares or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of its Common Stock, is offered the opportunity to participate on a basis consistent with such contractual rights in such underwritten sale. The foregoing shall also not apply to any release of a lock-up entered into with the managing underwriter(s) of any underwritten offering.

[Remainder of the page left intentionally blank.]

The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

Exact Name of Stockholder

Authorized Signature

Title

Annex H

AGREEMENT

This AGREEMENT (the “Agreement”) is made as of [●], 2018, by and between Albertsons Companies, Inc. (the “Company”), Rite Aid Corporation and [●] (the “Stockholder”). The Company and the Stockholder are sometimes referred to herein collectively as the “Parties” and individually as a “Party”.

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of February 18, 2018 (the “Merger Agreement”), by and among the Company, Rite Aid Corporation (“Ranch”), Ranch Acquisition Corp. (“Ranch Merger Sub”) and Ranch Acquisition II LLC (“Ranch Merger Sub II”), pursuant to which, among other things, (i) Ranch Merger Sub will merge with and into Ranch (the “Merger”), with Ranch as the surviving corporation and wholly-owned direct subsidiary of Ranch Merger Sub II, (ii) immediately following the Merger, Ranch will merge with and into Ranch Merger Sub II (together with the Merger, the “Mergers”), with Ranch Merger Sub II as the surviving corporation and wholly-owned direct subsidiary of the Company, and (iii) stockholders of Ranch as of immediately prior to the consummation of the transactions contemplated by the Merger Agreement will receive shares of common stock of the Company (“Common Stock”) as consideration for the Mergers; and

WHEREAS, as of immediately prior to the Merger, Albertsons Investor Holdings LLC distributed all of the Common Stock held by it to its members, such that the Stockholder became a direct holder of Common Stock.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, intending to be legally bound hereby, agree as follows:

1. Covenants of the Stockholders. The Stockholder hereby agrees, vis a vis the Company, that it and its affiliates that beneficially own (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) Common Stock, shall not, directly or indirectly, in any manner, alone or in concert with others:

(a)	Coordinate the exercise of voting rights, including by entering into any arrangement or agreement with respect to the voting of any Common Stock or any other securities or indebtedness of the Company, or the influence of management of the Company at any annual or special meeting of the holders of Common Stock or with respect to any solicitation of proxies or consents, in each case, with any Other Stockholder;

(b)	Form or join in the formation of a “group” within the meaning Section 13(d)(3) of the Exchange Act with any Other Stockholder with respect to Common Stock or any other securities or indebtedness of the Company;

(c)	Purchase any Common Stock from any Other Stockholder;

(d)	Publicly announce any intention, plan or arrangement inconsistent with the foregoing, or make any private statement or private disclosure regarding any such intention, plan or arrangement that would reasonably be expected to require the Company to make any disclosure relating to such intention, plan or arrangement;

(e)	Otherwise take, or solicit, cause or encourage any Other Stockholder to take, any action inconsistent with any of the foregoing; or

(f)	Take any action challenging the validity or enforceability of this Section 1 or this Agreement, or request the Company or the Board of Directors of the Company to amend or waive any provision of this Section 1.

For purposes of this Agreement, (i) “Other Stockholder” shall mean Cerberus Capital Management, L.P., Schottenstein Stores Corporation, Klaff Realty, LP, Kimco Realty Corporation, Colony Financial, Lubert-Adler Partners, L.P.1, and each of their respective affiliates and (ii) “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become affiliates of any person or entity referred to in this Agreement.

2. Termination. This Agreement shall remain in full force and effect until the earliest of (i) the date the Stockholder and its affiliates cease to beneficially own 5% of the outstanding Common Stock and (ii) five (5) years from the date of this Agreement.

3. Effect of Termination. Sections 3 through 16 shall survive the termination of this Agreement. No termination pursuant to Section 2 shall relieve any Party hereto from liability for any breach of this Agreement prior to such termination.

4. Modification or Amendment. Subject to the provisions of applicable law, the Parties may modify, amend or supplement this Agreement only by written agreement, executed and delivered by duly authorized officers of the respective Parties.

5. Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties and (b) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

6. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, by facsimile or by email (with affirmative confirmation of receipt by the receiving Party), by registered or certified mail (with postage prepaid, return receipt requested) or by a nationally recognized courier service (with signed confirmation of receipt) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company, addressed as follows:

Albertsons Companies, Inc.

250 Parkcenter Blvd.

Boise, ID 83706

Attention: General Counsel

If to [●], addressed as follows:

[●]

[●]

Attention: [●]

Facsimile number: [●]

[1]	To reference each of these stockholders of ACI other than the entity executing the Agreement.

With a copy to:

[●]

[●]

[●]

Attention: [●]

Facsimile number: [●]

Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next business day, if sent by nationally recognized courier service for next business day delivery, or (iii) the business day received, if sent by facsimile, email or registered or certified mail (provided that any notice received by facsimile transmission, email or registered or certified mail at the addressee’s location on any non-business day or any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day).

7. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

8. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void.

9. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

10. Governing Law. This Agreement, and any proceeding in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the legal relationship of the Parties hereto (whether at law or in equity, and whether in contract or in tort or otherwise), shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (without giving effect to choice of law principles thereof).

11. Headings. The descriptive headings contained in this Agreement and the table of contents hereof are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, email in “portable documentation format” (“.pdf”) form, or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13. Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that prior to the valid termination of this Agreement in accordance with Section 2, it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction, and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.

14. Jurisdiction. Each of the Parties irrevocably (a) consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in I.A.6. Each of the Parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in I.A.6 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this I.A.14, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the proceeding in any such court is brought in an inconvenient forum, that the venue of such proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

15. WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF

OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

16. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereunder” and “hereinafter” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. Unless the context otherwise requires, the word “or” shall not be exclusive. References to “dollars” or “$” are to United States of America dollars. Any capitalized terms used in any schedule or exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. Any reference in this Agreement to gender shall include all genders and the neuter. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Any agreement, instrument, statute, rule or regulation defined or referred to herein means such agreement, instrument, statute, rule or regulation as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver of consent and (in the case of statutes, rules or regulations) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

[Remainder of Page Intentionally Left Blank. Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

ALBERTSONS COMPANIES, INC.

By:
Name: Title:

RITE AID CORPORATION

By:
Name: Title:

STOCKHOLDER:
[●]

By:
Name: Title:

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, ACI’s certificate of incorporation that will be in effect at the closing of the merger contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director.

As permitted by the DGCL, ACI’s bylaws that will be in effect at the closing of the offering provide that:

•	ACI is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	ACI may indemnify its other employees and agents as set forth in the DGCL;

•	ACI is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

ACI has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in ACI’s certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of ACI regarding which indemnification is sought. The indemnification provisions in ACI’s certificate of incorporation, bylaws and the indemnification agreements entered into or to be entered into between ACI and each of its directors and executive officers may be sufficiently broad to permit indemnification of ACI’s directors and executive officers for liabilities arising under the Securities Act. ACI currently carries liability insurance for its directors and officers.

Item 21. Exhibits and Financial Statement Schedules

a) Exhibits

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

b) Financial Statement Schedules

All financial statement schedules have been omitted because the required information is included in the consolidated financial statements and the notes thereto or the information therein is not applicable.

Item 22. Undertakings

a) The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

8)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

10)	The undersigned registrant hereby undertakes to respond to a request for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

11)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

2.1	Agreement and Plan of Merger, dated as of February 18, 2018, by and among Albertsons Companies, Inc., Rite Aid Corporation, Ranch Acquisition Corp. and Ranch Acquisition II LLC†	Albertsons Companies, LLC	2/20/2018	8-K	2.1

3.1	Certificate of Incorporation of Albertsons Companies, Inc., including Amendments of Certificate of Incorporation, dated September 21, 2015 and February 16, 2018	Albertsons Companies, Inc.	4/6/2018	S-4	3.1

3.2	Bylaws of Albertsons Companies, Inc.	Albertsons Companies, Inc.	3/1/2018	8-K15D5	3.2

4.1	Stockholders’ Agreement, dated as of December 3, 2017 by and among Albertsons Companies, Inc., Albertsons Investor and KIM ACI	Albertsons Companies, Inc.	3/1/2018	8-K15D5	10.1

4.2	Form of Registration Rights Agreement to be entered into by and among Albertsons Companies, Inc., Cerberus, Colfin Safe Holdings, LLC, Kimco, Klaff, Lubert-Adler, Schottenstein and the Individual Stockholders (each as defined therein) (included as Annex E to the proxy statement/prospectus)	Albertsons Companies, Inc.	4/6/2018	S-4	4.2

4.3	Form of Lock-Up Agreement to be entered into by each current pre-merger stockholder of Albertsons Companies, Inc. (included as Annex G to the proxy statement/prospectus)	Albertsons Companies, Inc.	4/6/2018	S-4	4.3

4.4	Form of No-Action Agreement to be entered into by and among Albertsons Companies, Inc., Rite Aid Corporation and the Stockholder (as defined therein) (included as Annex H to the proxy statement/prospectus)	Albertsons Companies, Inc.	4/6/2018	S-4	4.4

4.5	Indenture, dated September 10, 1997, between Safeway Inc., and the Bank of New York, as trustee	Albertsons Companies, LLC	5/19/2017	S-4	4.1

4.6	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 5.00% Notes due 2019, including the form of Notes	Albertsons Companies, LLC	5/19/2017	S-4	4.4

4.7	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 3.95% Notes due 2020, including the form of Notes	Albertsons Companies, LLC	5/19/2017	S-4	4.5

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

4.8	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 7.45% Senior Debentures due 2027, including the form of Notes	Albertsons Companies, LLC	5/19/2017	S-4	4.6

4.9	Form of Officers’ Certificate establishing the terms of Safeway Inc.’s 7.25% Debentures due 2031, including the form of Notes	Albertsons Companies, LLC	5/19/2017	S-4	4.7

4.10	Indenture, dated May 1, 1992, between New Albertson’s, Inc. (as successor to Albertson’s, Inc.) and U.S. Bank Trust National Association (as successor to Morgan Guaranty Trust Company of New York), as trustee (as supplemented by Supplemental Indenture No. 1, dated as of May 7, 2004; Supplemental Indenture No. 2, dated as of June 1, 2006; Supplemental Indenture No. 3, dated as of December 29, 2008 and Supplemental Indenture No. 4, dated as of December 3, 2017)	Albertsons Companies, Inc.	4/6/2018	S-4	4.10

4.11	Indenture, dated May 1, 1995, between American Stores Company, LLC and Wells Fargo Bank, National Association (as successor to The First National bank of Chicago), as trustee (as further supplemented)	Albertsons Companies, LLC	5/19/2017	S-4	4.11

4.12	Indenture, dated May 31, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024	Albertsons Companies, LLC	5/19/2017	S-4	4.17

4.12.1	First Supplemental Indenture dated as of December 23, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024	Albertsons Companies, LLC	5/19/2017	S-4	4.19

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

4.12.2	Second Supplemental Indenture dated as of April 21, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024	Albertsons Companies, LLC	5/19/2017	S-4	4.21

4.12.3	Third Supplemental Indenture dated as of May 5, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC, the additional issuers and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024	Albertsons Companies, LLC	5/19/2017	S-4	4.23

4.12.4	Fourth Supplemental Indenture dated as of December 3, 2017, by and among Albertsons Companies, LLC, New Albertsons L.P. , Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024	Albertsons Companies, Inc.	4/6/2018	S-4	4.12.4

4.12.5	Fifth Supplemental Indenture dated as of February 25, 2018, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 6.625% Senior Notes due 2024	Albertsons Companies, Inc.	4/6/2018	S-4	4.12.5

4.13	Indenture, dated August 9, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025	Albertsons Companies, LLC	5/19/2017	S-4	4.18

4.13.1	First Supplemental Indenture dated as of December 23, 2016, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025	Albertsons Companies, LLC	5/19/2017	S-4	4.20

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

4.13.2	Second Supplemental Indenture dated as of April 21, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC (collectively, the “Issuers”), certain subsidiaries of the Issuers, as guarantors, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025	Albertsons Companies, LLC	5/19/2017	S-4	4.22

4.13.3	Third Supplemental Indenture dated as of May 5, 2017, by and among Albertsons Companies, LLC, New Albertson’s, Inc., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025	Albertsons Companies, LLC	5/19/2017	S-4	4.24

4.13.4	Fourth Supplemental Indenture dated as of December 3, 2017, by and among Albertsons Companies, LLC, New Albertsons L.P. , Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025	Albertsons Companies, Inc.	4/6/2018	S-4	4.13.4

4.13.5	Fifth Supplemental Indenture dated as of February 25, 2018, by and among Albertsons Companies, Inc., New Albertsons L.P., Safeway Inc. and Albertson’s LLC, the additional issuers, and Wilmington Trust, National Association, as trustee with respect to the 5.750% Senior Notes due 2025	Albertsons Companies, Inc.	4/6/2018	S-4	4.13.5

4.14	Forms of Officers’ Certificates establishing the terms of Safeway Inc.’s 4.75% Notes due 2021, including the forms of Notes	Albertsons Companies, Inc.	7/8/2015	S-1	4.3

5.1	Opinion of Schulte Roth & Zabel LLP as to the validity of the securities being registered	Albertsons Companies, Inc.	5/15/2018	S-4	5.1

10.1	Second Amended and Restated Asset-Based Revolving Credit Agreement, dated December 21, 2015, by and among Albertsons Companies, LLC and the other co-borrowers, as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America N.A., as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.2

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

10.1.1	Amendment No. 1, dated as of March 12, 2018, to the Second Amended and Restated Asset-Based Revolving Credit Agreement, dated December 21, 2015, by and among Albertsons Companies, LLC and the other co-borrowers, as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America N.A., as administrative and collateral agent	Albertsons Companies, Inc.	3/16/2018	8-K	10.1

10.2	Second Amended and Restated Term Loan Agreement, dated August 25, 2014 and effective January 30, 2015, by and among Albertson’s LLC, Safeway Inc. (as successor by merger to Saturn Acquisition Merger Sub, Inc.) and the other co-borrowers, as borrowers, Albertsons’s Holdings LLC and the other guarantors from time to time thereto, as guarantors, the lenders from time to time thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.1

10.2.1	Amendment No. 1, dated as of December 21, 2015, to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 among Albertson’s LLC, Albertson’s Holdings LLC, Safeway Inc. and the other co-borrowers, as borrowers, the guarantors party thereto, the lenders from time to time thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.3

10.2.2	Amendment No. 2, dated as of December 21, 2015, to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 among Albertson’s LLC, Safeway Inc. and the other co-borrowers, as borrowers, the guarantors party thereto, the lenders from time to time thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.4

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

10.2.3	Amendment No. 3, dated as of February 11, 2016, to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 among Albertson’s LLC, Safeway Inc. and the other co-borrowers, as borrowers, Albertsons Companies, LLC and the other guarantors party thereto, the lenders from time to time thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.21

10.2.4	Amendment No. 4, dated as of June 22, 2016, to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 among Albertson’s LLC, Safeway Inc. and the other co-borrowers, as borrowers, Albertsons Companies, LLC and the other guarantors party thereto, the lenders from time to time thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.22

10.2.5	Amendment No. 5, dated as of December 23, 2016, to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 among Albertson’s LLC, Safeway, NALP and the other co-borrowers, as borrowers, ACL and the other guarantors from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.23

10.2.6	Amendment No. 6, dated as of June 27, 2017, to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 among Albertson’s Companies, LLC, Albertson’s LLC, Safeway Inc. and the other co-borrowers thereto, as guarantors, the lenders from time to time party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	6/28/2017	S-4/A	10.24

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

10.3	Joinder and Assumption Agreement of NALP Guarantors by and among the Additional Guarantors party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent, joining NALP Guarantors as Guarantors to the Second Amended and Restated Term Loan Agreement, dated as of August 25, 2014 and effective as of January 30, 2015 among Albertson’s LLC, Safeway Inc. and the other co-borrowers, as borrowers, the guarantors party thereto, the lenders from time to time thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent	Albertsons Companies, LLC	5/19/2017	S-4	10.5

10.4	Transition Services Agreement, dated March 21, 2013 between SuperValu Inc. and Albertson’s LLC	Albertsons Companies, LLC	5/19/2017	S-4	10.7

10.5	Transition Services Agreement, dated March 21, 2013 between SuperValu Inc. and New Albertson’s, Inc.	Albertsons Companies, LLC	5/19/2017	S-4	10.8

10.6	Letter Agreement, dated April 16, 2015, to each of the Transition Services Agreements between SUPERVALU INC. and New Albertson’s, Inc. dated March 21, 2013, and the Transition Services Agreement between SUPERVALU INC. and Albertson’s LLC dated March 21, 2013	Albertsons Companies, LLC	5/19/2017	S-4	10.9

10.7	Decision and Order, dated January 27, 2015, between the Federal Trade Commission, Cerberus Institutional Partners V, L.P., AB Acquisition LLC and Safeway Inc.	Albertsons Companies, LLC	5/19/2017	S-4	10.10

10.8	Albertsons Companies, Inc. 2018 Omnibus Incentive Plan	*	*	*	*

10.9	Form of Albertsons Companies, Inc. 2014 Omnibus Equity Plan (formerly Rite Aid Corporation 2014 Omnibus Equity Plan)	Albertsons Companies, Inc.	5/15/2018	S-4	10.9

10.10	Form of Albertsons Companies, Inc. 2012 Omnibus Equity Plan (formerly Rite Aid Corporation 2012 Omnibus Equity Plan)	Albertsons Companies, Inc.	5/15/2018	S-4	10.10

10.11	Form of Albertsons Companies, Inc. 2010 Omnibus Equity Plan (formerly Rite Aid Corporation 2010 Omnibus Equity Plan)	Albertsons Companies, Inc.	5/15/2018	S-4	10.11

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

10.12	Form of Albertsons Companies, Inc. 2006 Omnibus Equity Plan, formerly Rite Aid Corporation 2006 Omnibus Equity Plan	Albertsons Companies, Inc.	5/15/2018	S-4	10.12

10.13	Form of Albertsons Companies, Inc. 2004 Equity Plan (formerly Rite Aid Corporation 2004 Omnibus Equity Plan)	Albertsons Companies, Inc.	5/15/2018	S-4	10.13

10.14	Form of Albertsons Companies, Inc. 2001 Omnibus Stock Option Plan (formerly Rite Aid Corporation 2001 Omnibus Stock Option Plan)	Albertsons Companies, Inc.	5/15/2018	S-4	10.14

10.15	Form of Albertsons Companies, Inc. 2000 Omnibus Equity Plan (formerly Rite Aid Corporation 2000 Omnibus Equity Plan)	Albertsons Companies, Inc.	5/15/2018	S-4	10.15

10.16	Form of Albertsons Companies, Inc. Restricted Stock Unit Plan	Albertsons Companies, Inc.	4/6/2018	S-4	10.16

10.17	Form of Indemnification Agreement	Albertsons Companies, LLC	5/19/2017	S-4	10.14

10.18	Employment Agreement, dated March 13, 2006, between Albertsons Companies, Inc. (as successor to AB Acquisition LLC) and Robert Miller, as amended on March 6, 2014	Albertsons Companies, LLC	5/19/2017	S-4	10.15

10.19	Letter Agreement, dated September 21, 2015, between Albertsons Companies, Inc. and Sharon L. Allen	Albertsons Companies, LLC	5/19/2017	S-4	10.19

10.20	Letter Agreement, dated September 21, 2015, between Albertsons Companies, Inc. and Steven A. Davis	Albertsons Companies, LLC	5/19/2017	S-4	10.20

10.21	Employment Agreement, dated August 1, 2017, between AB Management Services Corp. and Robert Dimond	Albertsons Companies, Inc.	11/8/2017	S-1/A	10.25

10.22	Employment Agreement, dated August 1, 2017, between AB Management Services Corp. and Shane Sampson	Albertsons Companies, Inc.	11/8/2017	S-1/A	10.26

10.23	Employment Agreement, dated August 1, 2017, between AB Management Services Corp. and Anuj Dhanda	Albertsons Companies, Inc.	4/6/2018	S-4	10.23

10.24	Employment Agreement, dated March 1, 2018, between Albertsons Companies, Inc. and Jim Donald	Albertsons Companies, Inc.	3/7/2018	8-K	10.1

10.25	Standstill Agreement, dated February 18, 2018, by and among Rite Aid Corporation, Albertsons Companies, Inc. and Cerberus Capital Management, L.P.	Albertsons Companies, LLC	2/20/2018	8-K	10.1

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

10.26.1	Amended & Restated Commitment Letter, dated March 12, 2018, by and between Albertsons Companies, Inc., Bank of America, N.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA and the other Commitment Parties thereto	Albertsons Companies, Inc.	3/16/2018	8-K	10.2

10.26.2	Second Amended & Restated Commitment Letter, dated May 8, 2018, by and between Albertsons Companies, Inc., Bank of America, N.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA and the other Commitment Parties thereto	Albertsons Companies, Inc.	5/9/18	8-K	10.1

21.1	Schedule of Subsidiaries of Albertsons Companies, Inc.	Albertsons Companies, Inc.	5/11/18	10-K	21.1

23.1	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1)	Albertsons Companies, Inc.	5/15/2018	S-4	23.1

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm relating to Albertsons Companies, Inc.’s financial statements	*	*	*	*

23.3	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm relating to Rite Aid Corporation’s financial statements	*	*	*	*

23.4	Consent of Cushman & Wakefield, Inc.	*	*	*	*

99.1	Consent of Citigroup Global Markets Inc., dated April 6, 2018	Albertsons Companies, Inc.	4/6/2018	S-4	99.1

99.2	Consent of John T. Standley	Albertsons Companies, Inc.	4/6/2018	S-4	99.2

99.3	Consent of David R. Jessick	*	*	*	*

99.4	Consent of Michael N. Regan	*	*	*	*

99.5	Consent of Marcy Syms	*	*	*	*

99.6	Consent of Allen M. Gibson	*	*	*	*

99.7	Form of Proxy Card of Rite Aid Corporation	*	*	*	*

101.INS	XBRL Instance Document	*	*	*	*

101.SCH	XBRL Taxonomy Extension Schema Document	*	*	*	*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	*	*	*	*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	*	*	*	*

Exhibit No.	Description	Filer	Date Filed	Form	Exhibit No.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document	*	*	*	*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	*	*	*	*

*	Filed herewith
†	The schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish a copy of any such omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 21, 2018.

Albertsons Companies, Inc.

By:	/s/ Robert G. Miller
Name:	Robert G. Miller
Title:	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert G. Miller Robert G. Miller	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	June 21, 2018

/s/ Robert B. Dimond Robert B. Dimond	Executive Vice President and Chief Financial Officer (Principal Financial Officer	June 21, 2018

/s/ Robert B. Larson Robert B. Larson	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	June 21, 2018

/s/ * Dean S. Adler	Director	June 21, 2018

/s/ * Sharon L. Allen	Director	June 21, 2018

/s/ * Steven A. Davis	Director	June 21, 2018

Signature	Title	Date

/s/ * Kim Fennebresque	Director	June 21, 2018

/s/ * Lisa A. Gray	Director	June 21, 2018

/s/ * Hersch Klaff	Director	June 21, 2018

/s/ * Ronald Kravit	Director	June 21, 2018

/s/ * Alan Schumacher	Director	June 21, 2018

/s/ * Jay L. Schottenstein	Director	June 21, 2018

/s/ * Lenard B. Tessler	Director	June 21, 2018

/s/ * B. Kevin Turner	Vice Chairman and Senior Advisor to the CEO	June 21, 2018

/s/ * Scott Wille	Director	June 21, 2018

*By /s/ Robert B. Dimond
Attorney-in-Fact